Vodafone Group Plc
Annual Report 2024



Contents

Welcome to our 2024 Annual Report

We continue to use a simplified digital-first approach to our reporting, reflecting how we operate as a business. We provide summaries at the start of each key section, denoted by an (S).

New shape of the Group

Following the announced sale of Vodafone Spain and Vodafone Italy as part of right-sizing our portfolio for growth, both businesses are now treated as discontinued operations, and therefore excluded from Group results for continuing operations. Prior periods have also been re-stated to reflect the new shape of the Group.

Environmental, Social and Governance ('ESG') reporting

This year we have incorporated both our full cyber security and climate-related risk reporting into the Annual Report. We also report against a number of voluntary reporting frameworks to help our stakeholders understand our sustainable business performance. Disclosures prepared in accordance with the Global Reporting Initiative ('GRI') and Sustainability Accounting Standards Board ('SASB') guidance can be found in our ESG Addendum and on our website.

Our website also includes a wide range of reports which can be found on the links below.

Corporate website
vodafone.com

Investor Relations website
investors.vodafone.com

ESG Addendum
investors.vodafone.com/esgaddendum

ESG Addendum Methodology document
investors.vodafone.com/esgmethodology

SASB disclosure
investors.vodafone.com/sasb

Cyber security factsheet
investors.vodafone.com/cyber

A-Z of ESG disclosures
investors.vodafone.com/esga-z

ESG ratings
investors.vodafone.com/esg-ratings

References

Our Annual Report has been designed for easy navigation. We have cross-referenced relevant material and included the below navigation icons. Online content can be accessed by clicking links on the digital version, copying the website address into an internet browser, or scanning the QR code on a mobile device.

Read more page reference

Click to see related content online

Click or scan to watch related video content online

Watch our video content

Our performance



FY24 update:
Margherita Della Valle, Chief Executive,
Luka Mucic, Chief Financial Officer

Our digital investor briefings









Vodafone Business

Digital services & experiences

Vodafone Technology

Social contract

Purpose pillars





Digital inclusion

Net zero

Responsible business









Data privacy

Cyber security

Human rights

Responsible taxation

Our governance











Jean-François van Boxmeer, Chair

David Nish, Senior Independent Director

Amparo Moraleda, Chair of the ESG Committee

Simon Segars, Chair of the Technology Committee

Luka Mucic, Chief Financial Officer











Deborah Kerr, Non-Executive Director

Stephen Carter, Non-Executive Director

Delphine Ernotte Cunci, Non-Executive Director

Christine Ramon, Non-Executive Director

Hatem Dowidar, Non-Executive Director

This document is the Group's UK Annual Report and is not the Group's Annual Report on Form 20-F that will be filed separately with the US SEC at a later date.

This report contains references to Vodafone's website, and other supporting disclosures located thereon such as videos, our ESG Addendum and Methodology document, and our cyber security factsheet, amongst others. These references are for readers' convenience only and information included on Vodafone's website is not incorporated in, and does not form part of, this Annual Report.

FY24 highlights

Progress against our strategic priorities

We have made good initial progress against our strategic priorities, which are focused on Customers, Simplicity and Growth.

FY24 results

Our financial performance was slightly ahead of expectations for the year.

We have right-sized our European portfolio for growth.

During the year we announced:

 — **UK:** merger of Vodafone UK and Three UK

€8bn — **Italy:** sale of Vodafone Italy to Swisscom

€5bn — **Spain:** sale of Vodafone Spain to Zegona

We are now focused on growing telecommunications markets, where we have strong assets and good scale.

Progress against our strategic priorities:

 **Customers**

	Consumer NPS	Detractors	Revenue market share
Germany	↔	↑	↔
UK	↑	↑	↑
Other Europe	↔	↑	↑
South Africa	↔	↑	↔

Key: ↑ Improved ↓ Deteriorated ↔ Stable

Network quality
Very good reliability in all European markets. German cable network quality recognised in 4 independent tests

 **Simplicity**

Europe opex savings[1]	Productivity[1]
€0.4bn (FY23 and FY24)	**c.5k** role reductions
Shared operations NPS **+85%**	Employee engagement **+75%**

 **Growth[2]**

Organic service revenue growth **+6.3%**	B2B organic service revenue growth **+5.0%**
Organic adjusted EBITDAaL growth **+2.2%**	Adjusted free cash flow **€2.6bn**

Pre-tax return on capital employed **+7.5%**

Notes:
1. Includes Vodafone Italy and Vodafone Spain.
2. These are non-GAAP measures. See page 235 for more information.

Organic service revenue growth[1]



- All segments growing in FY24
- Group growth accelerated in Q4
- Vodafone Business +5.4% growth in Q4

Adjusted EBITDAaL



- On a like-for-like basis +2.2% growth in FY24
- EBITDAaL margin impacted by higher energy costs

Return on capital employed ('ROCE')[3]



- Higher pre-tax ROCE under the new footprint
- Lower operating profit impacting year-over-year

Full year dividend: 9.0 eurocents per share

Notes:
1. Organic growth. See page 235 for more information.
2. Organic Adjusted EBITDAaL growth.
3. This is a non-GAAP measure. See page 235 for more information..

 **Click or scan to watch our Group Chief Executive, Margherita Della Valle and Chief Financial Officer provide an update on our FY24 results: investors.vodafone.com/videos**

 Read more about our financial performance in FY24 on pages 21 to 31

About Vodafone

We are a leading European and African telecommunications company transforming the way our customers live and work through our technology, platforms, products and services.

Where we operate

We operate mobile and fixed networks in 15 countries and have stakes in a further seven countries through our joint ventures and associates. We also partner with mobile networks in 43 countries outside our footprint. Our portfolio of local markets is supported by corporate services and shared operations, which deliver benefits through scale and standardisation.

How we are structured and what we sell

Our business comprises of infrastructure assets, shared operations, growth platforms and retail and service operations. Our retail and service operations are split across three broad business lines: Vodafone Business, Europe Consumer and Africa Consumer.

Core connectivity products and services in fixed and mobile account for the majority of our revenue. However, our portfolio also includes high return growth areas that leverage and complement our core connectivity business, such as digital services, the Internet of Things ('IoT') and financial services. We market and sell through digital and physical channels.

Europe[1]



9 countries

98m mobile customers

17m fixed customers

4m converged customers

Africa



6 countries

157m mobile customers

46m FinTech users



Vodafone Business

€8bn service revenue

We serve private and public sector customers of all sizes with a broad range of connectivity services, supported by our dedicated global network. We have unique scale and capabilities, and are expanding our portfolio of products and services into growth areas such as unified communications, cloud & security, and IoT.





Europe Consumer[1]

€16bn service revenue

We provide a range of market leading mobile and fixed line connectivity services in our European markets. Our converged plans combine these offerings, providing simplicity and better value for our customers. Other value added services include our Consumer IoT propositions, as well as security and insurance products.



Africa Consumer

€5bn service revenue

We provide a range of mobile services. The demand for mobile data is growing rapidly driven by the lack of fixed broadband access and by increased smartphone penetration. Together with Vodacom's VodaPay super-app and the M-Pesa payment platform, we are the leading provider of financial services, as well as business and merchant services in Africa.

Note:
1. Includes Turkey.

Operating in a rapidly changing industry

Our governance
Our business is underpinned by our strong governance and risk management framework.

Mega trends
The long-term trends that are shaping our industry and driving new growth opportunities.

Governance
The Board held seven scheduled meetings this year to discuss key strategic matters, our purpose and culture, our people and stakeholder interests.

The **Nominations and Governance Committee** evaluates the composition and performance of the Board and ensures an appropriate balance of independence, skills, knowledge, experience and diversity.

The **Audit and Risk Committee** provides effective governance over the appropriateness of financial reporting of the Group, including the adequacy of related disclosures, the performance of the internal audit function and the external auditor and oversight of the Group's systems of internal control, risk management framework and compliance activities.

The **Technology Committee** supports the Board with fulfilling the technology strategy for the Group, including assessing risks and exploring new innovations for future growth.

The **ESG Committee** oversees our Environmental, Social and Governance ('ESG') programme, including our purpose, sustainability and responsible business practices, and our contribution to the societies we operate in under our social contract.

The **Remuneration Committee** advises the Board on policies for executive remuneration and reward packages for the Chair, executives and senior management team.



Click or scan to watch our Non-Executive Directors speak about their roles in short video interviews: **investors.vodafone.com/videos**

Read more on pages 70 to 99

Risk management
Risks are not static and as the environment changes, so do risks – some diminish or increase, while new risks appear. We continuously review and improve our risk processes in order to ensure that the Company has the appropriate level of support in meeting its strategic objectives.

Our risk framework clearly defines roles and responsibilities, and sets out a consistent end-to-end process for identifying and managing risks. We have embedded the risk framework across the Group as this allows us to take a holistic approach and to make meaningful comparisons. Our approach is continuously enhanced, enabling more dynamic risk detection, modelling of risk interconnectedness and use of data, all of which are improving our risk visibility and our responses.

Our Board oversees principal and emerging risks, which are reported to the various management committees and the Board throughout the year. Additionally, risk owners are invited to present in-depth reviews to ensure that risks are continuously monitored, and appropriate treatment plans are implemented to bring each risk within an acceptable tolerance level.



Click or scan to watch our privacy and cyber experts explain how we protect customer data and our networks: **investors.vodafone.com/videos**

Read more on pages 57 to 63

Connected devices


Click or scan to watch our Vodafone Business investor briefing: **investors.vodafone.com/vtbriefing**

— A wide range of new devices, across all sectors and applications, are increasingly being connected to the internet.
— The Internet of Things ('IoT') is expected to create huge value for businesses and society, unlocking new efficiencies by delivering real-time information.
— As the number of IoT devices increases, physical assets are also communicating with each other in real-time and new digital markets are being established giving birth to the 'Economy of Things'.

Digital payments


Click or scan to watch our Digital Services investor briefing: **investors.vodafone.com/digital-services**

— Businesses demand reliable and secure mobile connectivity as transactions migrate to online channels and apps.
— In Africa, increasing smartphone penetration drives the adoption of digital payments.
— Network operators and a range of FinTech startups are using mobile payment applications to sell additional financial services focused products such as insurance and loans.

Adoption of cloud technology


Click or scan to watch our Vodafone Technology investor briefing: **investors.vodafone.com/vtbriefing**

— The cloud is increasingly utilised by businesses and consumers as a more efficient way of sharing compute capacity and services.
— SMEs increasingly understand the benefits of cloud technology but lack the technical expertise or direct relationships with cloud specialists to make an effective transition to the cloud.
— This presents an opportunity for network operators to play a role as a partner to support smaller businesses on their digital transformation journeys.

Generative artificial intelligence ('Gen AI')


Click or scan to learn more about how Vodafone works with artificial intelligence ('AI'): **investors.vodafone.com/artificial-intelligence**

— The full range of potential applications and long-term impacts of Gen AI are only starting to be understood.
— The technology is widely expected to drive significant economic benefit globally through productivity increases and new business opportunities.
— Potential applications include AI-generated content for marketing campaigns, customer care and back-office activities.

Read more on pages 10 to 11

Business Model

Our investment case

We operate in growing markets, where we hold strong positions with good local scale. We have a sustainable and predictable financial profile, and have compelling structural drivers in Vodafone Business, Africa and in our portfolio of investments.

1 Strong positions in growing markets

Attractive markets

	Germany	UK	Other Europe	Africa
Market size	**€57bn** +3.2%	**€56bn** +3.4%	**€28bn**[1] +3.1%	**€18bn** +6.8%

Majority three player markets, all growing over the last three years

Strong assets

	Germany	UK	Other Europe	Africa
Vodafone revenue mix	38%	19%	23%[2]	20%
Service revenue growth[3]	0.2%	5.0%	4.2%	9.2%

Vodafone growing faster than the market in most regions

2 Focus on driving operational excellence

Right-sized for growth & reorganised for operational excellence

Europe[1]
– 9 countries
– 98m mobile customers
– 17m fixed customers

Africa[4]
– 6 countries
– 157m mobile customers
– 46m FinTech users

Business
– Connectivity
– Communications services
– Cloud & Security
– Internet of Things

Investments
– Operations
– Infrastructure
– Innovation
– Partner Markets (43 countries)







Shared Operations
– Procurement
– Technology and operations
– Roaming and carrier services
– Network services

3 Sustainable and predictable financial profile

Cash flows
– Growing free cash flow per share

Robust balance sheet
– Long dated and low cost debt

2.25-2.75x

target leverage range

Attractive returns
– Secure and growing dividend
– Long-term share buyback programme

4 Structural growth drivers

Vodafone Business
Digital service growth
+11%

Africa
Financial service growth
+20%

Investments & innovation

vodafone · Ziggo

VANTAGE TOWERS · OXG

Notes:
1. Includes Turkey.
2. Includes Turkey and Common Functions.
3. Organic growth. See page 235 for more information.
4. Excludes Safaricom.

Clear and consistent strategic priorities

To drive operational excellence across the Group.

Creating long-term value for our stakeholders

We are committed to delivering value and building strong relationships with all of our stakeholders.

Our priorities



Customers

— **Delivering the simple and predictable experience our customers expect**

— **Getting the basics right and refocusing our resources towards improving customer experience**



Simplicity

— **Become a simple and faster business**

— **Simplify our operations and executing on our cost programmes to improve profitability**



Growth

— **Right-sizing the portfolio for growth**

— **Significant opportunity to grow in:**
  — **Business**
  — **Africa**
  — **Vodafone Investments**

Well positioned to take advantage of the key mega trends shaping our industry

Read more
on pages 9 to 11

Our customers	**310m** mobile customers[1]	**22m** broadband customers[1]
	18m TV customers[1]	

Our people	**93,000** employees and contractors	**75%** employee engagement index

Our suppliers	**8,000** suppliers	**€19bn** spend
	€6.3bn capital additions	

Our local communities and non-governmental organisations ('NGOs')	**€40m** donated in contributions and in-kind services, combined with our technology, to improve health and education, and provide emergency response across 21 countries.	

Government and regulators	**€2.6bn** total direct contribution across[2]	**€9.3bn** total tax and economic contribution[2]
	63 markets[2]	

Our investors	**Secure and growing dividend**	**Sustainable returns**

Read more
on pages 12-14

Notes:
1. Includes VodafoneZiggo and Safaricom.
2. FY23.

Financial and non-financial performance

Key Performance Indicators

Our progress

We measure our success by tracking key performance indicators that reflect our strategic, operational and financial progress and performance.

Financial results summary[1]

		2024	2023	2022
Group revenue	€m	**36,717**	37,672	37,010
Group service revenue	€m	**29,912**	30,318	30,207
Operating profit	€m	**3,665**	14,451	5,740
Adjusted EBITDAaL[2]	€m	**11,019**	12,424	12,693
Profit for the financial year (continuing operations)	€m	**1,570**	12,582	2,588
Basic earnings per share (continuing operations)	€c	**4.45**	43.66	7.07
Adjusted basic earnings per share[2]	€c	**7.47**	11.28	10.18
Cash inflow from operating activities	€m	**16,557**	18,054	18,081
Adjusted free cash flow[2]	€m	**2,600**	4,139	4,560
Net debt[2]	€m	**(33,242)**	(33,250)	(39,711)
Total dividends per share	€c	**9.00**	9.00	9.00

Performance against our strategic priorities[1]



Customers

	2024
Consumer NPS	
Germany	↔
UK	↑
Other Europe	↔
South Africa	↔
Detractors	
Germany	↑
UK	↑
Other Europe	↑
South Africa	↑
Revenue market share	
Germany	↔
UK	↑
Other Europe	↑
South Africa	↔

Key: ↑ Improved   ↓ Deteriorated   ↔ Stable

Network quality
Very good reliability in all European markets. German cable network quality recognised in 4 independent tests.



Simplicity

		2024
Europe opex savings[3] (FY23 and FY24)	€bn	**0.4**
Employee engagement index[4,5]	%	**75**
Shared operations NPS[4]	%	**85**
Productivity (role reductions)[3]	thousand	**c.5**



Growth[2]

		2024
Organic service revenue growth	%	**6.3**
B2B organic service revenue growth	%	**5.0**
Organic adjusted EBITDAaL growth	%	**2.2**
Adjusted free cash flow	€bn	**2.6**
Pre-tax return on capital employed	%	**7.5**

Notes:
1. The results for the year ended 31 March 2024 exclude Vodafone Spain and Vodafone Italy and therefore, except as otherwise described, the results for the year ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that.
2. These are non-GAAP measures. See page 235 for more information.
3. Includes Vodafone Italy and Vodafone Spain.
4. As at May 2024.
5. The employee engagement index is based on an average index of responses to three questions: satisfaction working at Vodafone; experiencing positive emotions at work; and recommending us as an employer.

A purpose-led, sustainable and responsible business

We want to enable a digital, inclusive and sustainable society. To underpin the delivery of our purpose, we ensure that we operate in a responsible way. Acting lawfully and with integrity is critical to our long-term success.

Empowering People[1,2]

		2024	2023	2022
4G population coverage (outdoor 1Mbps) – Europe[2]	%	99	99	99
4G population coverage (outdoor 1Mbps) – Africa[3]	%	74	70	66
4G population coverage (outdoor 1Mbps) – Group[2]	%	85	83	80
Cumulative V-Hub unique visitors[4]	million	3.3	2.3	3.6[5]
Customers connected to our financial inclusion services[6]	million	66.2	60.7	54.5

Protecting our Planet[1,2]

		2024	2023	2022
Energy use				
Total energy use	GWh	5,217	5,052	4,926
Mobile and fixed access network and technology centres energy use	%	93	93	93
Percentage of purchased electricity from renewable sources	%	84	75	69
Percentage of purchased electricity from renewable sources in Europe	%	100	100	93
Greenhouse gas emissions ('GHGs')				
Total Scope 1 and Scope 2 GHG emissions (market-based method)	m tonnes CO_2e	0.69	0.91	1.02
Total Scope 3 GHG emissions	m tonnes CO_2e	6.07	6.92	6.91
Total customer emissions avoided due to our green digital solutions[7]	m tonnes CO_2e	32.8	24.9	13.5
Waste				
Total network waste (including hazardous waste)	metric tonnes	6,205	7,716	6,367
Network waste reused or recycled	%	96	95	96

Maintaining Trust[1]

		2024	2023	2022
Our people				
Average number of employees and contractors	thousand	93	91	90
Employee turnover rate (voluntary)	%	9	12	14
Women on the Board	%	42	54	50
Women in management and senior leadership roles	%	35	33	31
Women as a percentage of employees	%	39	39	39
Health & safety				
Number of lost-time incidents – employees and contractors	#	18	13	9
Lost-time incident rate per 200,000 hours[8]	#	0.02	0.01	0.01
Code of Conduct				
Completed 'Doing What's Right' employee training[5]	%	94	92	89
Number of 'Speak Up' reports[5]	#	649	505	642
Tax and economic contribution				
Total tax and economic contributions[9]	€bn	-	9.3	8.2
Responsible supply chain				
Total spend[10]	€bn	19	21	20
Number of direct suppliers[10,11]	thousand	8	9	9
Number of site assessments conducted collectively by JAC[12] initiative members	#	150	83	71

Notes:

1. Information relating to 2023 and 2022 has been restated to reflect portfolio changes completed during FY23 and FY24.
2. Operations in Italy and Spain have been classified as discontinued operations in line with 'IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations'. All remaining operations are reported as continuing operations. This disaggregation of information has been reflected in all comparative periods.
3. Based on coverage in Africa, including Egypt.
4. Includes 100% of data relating to Vodafone Ziggo.
5. Includes Vodafone Italy and Vodafone Spain.
6. Includes 100% of data relating to Safaricom.
7. The avoided emissions for 2022 have been restated to 13.5 million tonnes CO_2e (previously 15.6 million tonnes CO_2e) resulting from the incorrect calculation of emissions avoided in fleet management solutions.
8. Total Recordable Incident Rate ('TRIR') is an industry-standard calculation that is based on the assumption that 100 employees work a combined 200,000 hours p.a (equivalent to 40 hours per week, for 50 weeks of the year per employee).
9. Includes direct taxes, non-taxation based revenue mechanisms, such as payments for the right to use spectrum, and indirect taxes collected on behalf of governments around the world, excludes joint ventures and associates. The FY24 figure will be finalised during FY25. For more information, refer to our Tax and Economic Contribution reports, available at: vodafone.com/tax.
10. Unique suppliers based on suppliers' ultimate parent company.
11. Excludes Vodafone Automotive.
12. Joint Alliance for CSR.

Chair's message

Reshaping Vodafone for growth

This has been a year of significant change as we aim to deliver our purpose to connect for a better future. We have taken all the steps needed to transform our portfolio and good progress has been made with our strategic priorities of Customers, Simplicity and Growth.

Portfolio transformed, good initial strategic progress

As I said last year, the Company has underperformed and further change is needed to drive sustainable value creation for our shareholders. The Board and I have been pleased with Margherita's pace and decisiveness over the last year and we have seen the first impacts of our focus on our new strategic priorities of Customers, Simplicity and Growth. Whilst there is much more to do, we are making faster and more decisive commercial decisions, customer satisfaction has seen broad-based improvements, and we have moved towards a commercial model for our shared operations. Vodafone Business growth is accelerating as we are strengthening our position as the leading platform for businesses, supported by unique strategic partnerships. We are also forging partnerships that leverage our existing strengths, unlock value and accelerate growth.

The shape of the Group has also changed as we focus on markets where we can grow and earn returns on our investments in excess of our cost of capital; this was not possible organically in UK, Spain or Italy. With our reshaped footprint, Vodafone will have strong positions with good local scale in each of our markets, and this will ensure we can deliver sustainable and predictable growth and a step-up in returns.

Board composition

Following an extensive and rigorous search, I was delighted to welcome Luka Mucic as Chief Financial Officer and an Executive Director of the Board in September 2023. Luka brings substantial experience in finance, international leadership and enterprise & technology solutions. Luka has been very supportive of the transformation of Vodafone and I am confident that his track record and expertise will aid the delivery of our strategic priorities.

We have also welcomed Hatem Dowidar, Group Chief Executive Officer of e&, to our Board as a Non-Executive Director from 19 February 2024. Hatem represents our largest shareholder and brings extensive telecommunications experience. He also knows us well after holding various Vodafone leadership positions prior to joining e&. Hatem's appointment to the Board marks the next phase of our strategic relationship with e&.

Last year, the Board approved the creation of a Technology Committee as a Committee of the Board. I have been pleased to see the Committee and its expert membership bring additional insight to the Board and Vodafone, in its first year overseeing the Group's technology strategy and considering how it supports the overall Company strategy today, and in the future.

FY24 financial performance & new capital allocation framework

Our financial results for FY24 were ahead of expectations and we achieved our financial guidance for the year.

Total revenue declined 2.5% to €36.7 billion, with Group organic service revenue growing by 6.3%[1] this year. This was driven by growth in Europe, Africa and Business.

Our reported financials were also impacted by adverse currency movements during the year.

Adjusted EBITDAaL increased by 2.2%[1] on an organic basis as good service revenue progress was partially offset by higher energy costs and inflationary impacts. Adjusted free cash flow was €2.6 billion[1], reflecting lower adjusted EBITDAaL. Group return on capital employed

increased as a result of the right-sizing of our portfolio, however decreased year-on-year to 7.5% on a pre-tax basis due to lower operating profit[1]. Group operating profit decreased by 74.6% to €3.7 billion, primarily reflecting business disposals in the prior financial year and adverse foreign exchange rate movements, and as a result basic earnings per share decreased to 7.47 eurocents. Our balance sheet position remains robust, with Group leverage now at 2.5x[2].The Board has declared a total dividend per share of 9.0 eurocents with respect to FY24, implying a final dividend per share of 4.5 eurocents, which will be paid on 2 August 2024 following shareholder approval at our AGM.

In March 2024, we announced a new capital allocation framework as the execution of our portfolio right-sizing has provided the necessary clarity over the future shape of the Group. Under our new capital allocation framework, we will continue our disciplined investment approach, supporting our network, strategy and growth levers; adopt a new lower target leverage range with built-in flexibility; re-base the FY25 dividend to 4.5 eurocents per share to reflect the reshaped Group, with an ambition to grow over time; and return surplus capital to shareholders through share buybacks.

Connectivity drives competitiveness

As the economies and societies in Vodafone's markets continue to evolve, our role in providing digital connectivity and solutions grows in importance, not only for our customers but for policymakers too. Our digital services help to improve lives, transform industrial productivity, drive growth and secure infrastructure. We remain firmly committed to supporting Europe's and Africa's digital ambitions for the benefit of their citizens and businesses.

In Africa, connectivity that enables our customers to access the internet and make mobile money transfers is fundamental to the economic development of the six countries in which we operate. As more customers wish to move to more advanced technologies, Vodafone is working with international partners and multilateral institutions to tackle the challenge of smartphone affordability.

In Europe, a 'connectivity chasm' is opening with regions like North America and Asia. There is a risk that in the future Europeans will have inferior access to the latest digital innovations simply because of outdated public policies. As a result, Europe will lack the advanced connectivity that is essential to its global competitiveness.

Though European policymakers have made some progress, the telecommunications market in Europe remains highly fragmented and more needs to be done to create the right environment for investing in next-generation connectivity. With structurally low returns on capital in European markets and its wider importance to competitiveness, connectivity must be a priority for European politicians as they seek to reverse the continent's declining productivity and share of global output.

This is an important year for Europe. European Parliament elections and a new European Commission give political leaders the rare chance to change course and return the continent to its position as a global economic leader. They must take it.

The year ahead

On behalf of the Board, I would like to thank all our colleagues across the Group who have continued to work tirelessly to support our transformation as we focus on our customers, become a simpler business, and accelerate growth.

As we enter FY25, I am confident that Margherita and her management team will continue to make progress on our strategic priorities. The 'reshaped Vodafone' will be a best-in-class telco in Europe & Africa and the leading platform for businesses, ultimately delivering value for all our stakeholders.

Jean-François van Boxmeer
Chair

Notes:
1. This is a non-GAAP measure. See page 235 for more information.
2. Proforma ratio after adjusting for foreign exchange and M&A.

Chief Executive's statement and strategic roadmap

Transformation gaining momentum

"A year ago, I set out my plans to transform Vodafone, including the need to right-size Europe for growth. Since then, we have announced a series of transactions and we are now delivering growth in all of our markets across Europe and Africa.

Much more still needs to be done in the year ahead. We will step-up investment in our customer experience, improve our underlying performance in Germany and accelerate our momentum in Business, whilst also continuing to simplify our operations throughout the group. We are fundamentally transforming Vodafone for growth."

Margherita Della Valle
Group Chief Executive

In May 2023, we set out a new roadmap to transform Vodafone along three strategic priorities: Customers, Simplicity, and Growth. We measure our operational progress in these areas through a consistent scorecard summarised below. During FY24, we have reshaped our European footprint to focus on growing markets, with strong positions and good local scale. Alongside the progress to right-size our portfolio for growth, we have made good early progress with our operational transformation, which aims to improve the experience provided to our customers, remove complexity from our operations and accelerate growth in revenue, profit, cash flow and return on capital.

Customers
— Wide-reaching customer experience transformation underway, supported by additional investment of €140 million[1] in FY24, as well as new incentives and talent development plans.
— Customers insights processed through real-time AI models, feeding into detailed action plans on a weekly basis in all markets.
— Frontline tools and processes enhancements benefitting 70,000 team members.
— Significant improvement in Germany fixed network reliability, recognised in four independent network quality tests.
— Despite material price inflation, customer detractors have reduced across all segments, and we now have leading or co-leading net promotor scores in 5 out of 9 European markets[1].

Simplicity
— New organisational structure and executive management team in place.
— Completed first phase of commercialising shared operations, enabling greater transparency, productivity and flexibility.
— Actioned 5,000[1] role reductions and announced a further 2,000 in first year of 3-year 11,000[1] plan and continued to deliver opex efficiencies.

Growth
— Reshaped European footprint focused on growing telecommunications markets, with strong positions and good local scale.
— Vodafone now growing in all segments and accelerating throughout the year.
— Accelerated organic service revenue growth of Vodafone Business to 5.4% in Q4; B2B focus step-up with new organisation, sales transformation plan, investment in products and capabilities and strategic partnership with Microsoft.

More remains to be done across all these areas in FY25. Our priorities for the year ahead include: stepping-up our operational performance in Germany; further strengthening our capabilities in Vodafone Business; completing the commercialisation of our shared operations; and completing our in-flight portfolio transformation.

Early strategic execution
We have made good initial progress against our strategic priorities.



Customers

	Consumer NPS	Detractors	Revenue market share
Germany	↔	↑	↔
UK	↑	↑	↑
Other Europe	↔	↑	↑
South Africa	↔	↑	↔

Key: ↑ Improved   ↓ Deteriorated   ↔ Stable

Network quality
Very good reliability in all European markets. German cable network quality recognised in 4 independent tests



Simplicity

Europe opex savings[1]	Productivity[1]
€0.4bn	**c.5k**
(FY23 and FY24)	role reductions
Shared operations NPS	**Employee engagement**
+85%	**+75%**



Growth[2]

Organic service revenue growth	B2B organic service revenue growth
+6.3%	**+5.0%**
Organic adjusted EBITDAaL growth	**Adjusted free cash flow**
+2.2%	**€2.6bn**

Pre-tax return on capital employed

+7.5%

Notes:
1. Includes Vodafone Italy and Vodafone Spain.
2. These are non-GAAP measures. See page 235 for more information.

Mega trends

Long-term trends shaping our industry

Digital services and next-generation connectivity are increasingly central to everything we do – and will be the driving forces that redefine relationships between sectors, employers, employees, customers, and friends and family.

There are four 'mega trends' that we believe will continue to shape our industry and the key areas of focus in our strategy for the years ahead: connected devices, digital payments, adoption of cloud technology, and generative artificial intelligence.

Connected devices

The world is becoming ever more connected, and it is not just driven by smartphones. A wide range of new devices, across all sectors and applications, are increasingly being connected to the internet. The number of connections for these devices, known as the Internet of Things ('IoT'), is expected to increase from 2.9 billion in 2022, to 7.3 billion in 2032[1].

For consumers, there are a growing range of applications such as smartwatches, tracking devices for pets, bags and bicycles, and connected vehicles, which can lower insurance premiums and enable a range of advanced in-vehicle solutions.

For businesses, the demand for IoT and potential use cases is even more evident. These include solutions such as automated monitoring of energy usage across national grids, tracking consumption in smart buildings and detecting traffic and congestion in cities.

In environments that are more localised, such as factories and ports, network operators are building and running Mobile Private Networks ('MPNs'). MPNs offer corporate customers unparalleled security and bespoke network control. As an example, MPNs enable autonomous factories to connect to thousands of robots, enabling them to work in a synchronised way. Once a product leaves the factory it can also be tracked seamlessly through global supply chain management applications, whether it is delivered through the post, in a vehicle or even via drones.

In areas where the same solution can be deployed across multiple sectors, network operators are moving beyond connectivity to provide complex end-to-end hardware and software solutions such as surveillance, smart metering and remote monitoring. It is often more efficient for these solutions to be created in-house. Scaled operators can leverage their unique position to co-create or partner with nimble start-ups at attractive economics.

As the number of IoT devices increases, physical assets are also communicating with each other in real time and new digital markets are being established. This is leading to the Economy of Things, where connected devices securely trade with each other on a user's behalf, without human intervention. This presents businesses across multiple industries with exciting opportunities to transform goods into tradeable digital assets which can compete in new disruptive online markets.

 **Click or scan to watch our Vodafone Business investor briefing: investors.vodafone.com/ vbbriefing**

 **Read more on how we enable customers to reduce their GHG emissions with IoT on page 41**

Digital payments

Businesses in Europe continue to expand and migrate sales channels from physical premises to online channels such as websites and mobile applications. As a result, businesses increasingly transact through mobile-enabled payment services which remove the need for legacy fixed sales terminals. Consequently, businesses demand reliable and secure mobile connectivity. Consumers are also increasingly transitioning away from using cash to digital payment methods conducted directly via mobile phones or smartwatches, further increasing the importance of mobile networks.

In Africa, digital payments are primarily conducted via mobile phones through payment networks owned and operated by network operators. The annual value of mobile money transactions reached €1.3 trillion globally in 2023, up 14% versus the previous year[2]. Consumers are also moving beyond peer-to-peer transactions as rising smartphone penetration drives the adoption of mobile payment applications. Network operators and a range of FinTech start-ups are using these applications to sell additional financial services focused products, ranging from advances on mobile airtime and device insurance to more complex offerings such as life insurance, loans and e-commerce marketplaces. These play a critical role in improving financial inclusion for millions of people across Africa in areas where the traditional banking sector has not been able to reach.

M-Pesa is Africa's most successful mobile money service and the region's largest Fintech platform. It provides more than 63 million customers across six countries in Africa with a safe, secure and affordable way to send and receive money, top up airtime, make bill payments, receive salaries and get short-term loans.

Businesses are also increasingly reliant on operator-owned payment infrastructure for consumer-to-business payments and for large business-to-business transfers. These payment networks drive scale benefits for the largest operators by allowing customers to save on transaction fees whilst also driving both business and consumer customers to seek reliable and secure networks.

Vodacom's super app VodaPay allows users to manage money through a digital wallet and make payments for all the products and services that the app offers through a wide range of partner businesses.

 **Click or scan to watch our digital services and experiences investor briefing: investors.vodafone.com/ digital-services**

 **Read more about how we build platforms for financial inclusion on pages 36-37**

Notes:
1. Analysys Mason, 2023.
2. GSMA, 2024.

Adoption of cloud technology

Over the past decade, large technology companies have invested heavily in advanced centralised data storage and processing capabilities that organisations and consumers can access remotely through connectivity services (commonly termed 'cloud' technology). As a result, organisations and consumers are increasingly moving away from using their own expensive hardware and device-specific software to using more efficient shared hardware capacity or services through the cloud. This is popular as it allows upfront capital investment savings, the ability to efficiently scale resources to meet demand, systems that can be easily updated and increased resilience. This is driving demand for fast, reliable and secure connectivity with lower latency.

Many small businesses increasingly understand the benefits of cloud technology, however, they lack the technical expertise or direct relationships with large enterprise and cloud specialists. This presents an opportunity for network operators, particularly those with strong existing relationships to help customers navigate their move to the cloud at scale.

Larger corporates, which may already use the cloud today, are progressively moving away from complex systems based on their own servers or single cloud solutions, to multi-cloud offers sold by network operators and their partners. This approach reduces supplier risk and increases corporate agility and resilience. Large corporates continue to drive higher demand for robust, secure and efficient connectivity services as they transition from their own legacy hardware and services. Cloud providers also recognise the criticality of telecommunications networks. Many cloud providers are partnering with the largest network operators, sometimes through revenue sharing agreements, to develop edge computing solutions which integrate data centres at the edge of telecommunication networks to deliver customers reduced latency. The opportunity is significant, as the total addressable market in business-to-business cloud and security is expected to reach €86 billion by 2028 compared to €47 billion today.

Consumers use cloud solutions for a variety of reasons, including digital storage, online media consumption or interacting through the metaverse. Consumer hardware can also in some cases be replaced by cloud-first solutions. For example, new cloud-based gaming services allow consumers to stream complex, bandwidth-heavy computer games directly to their phones or tablets, without the need for expensive dedicated hardware. Fast and reliable connectivity will act as a catalyst for further innovation and consumer applications, many of which do not yet exist today.

 **Click or scan to learn more about our cloud technology in our technology investor briefing:** **investors.vodafone.com/ vtbriefing**

 **Click to read more about our six-year strategic partnership with Google:** **investors.vodafone.com/ google-strategic-partnership**

Generative artificial intelligence

Artificial intelligence ('AI') is the ability of machines to perform tasks that are typically associated with human intelligence, such as learning and problem-solving.

Generative AI ('Gen AI') is a type of AI that can create new content, such as images, text or music by learning from existing examples of the same content. It does this by training foundation models, known as Large Language Models ('LLMs'), on huge sets of example data. At the end of the training, the model can generate content that is statistically similar to the examples used for its training. Growth in computing power and the abundance of data available for training has led to an exponential growth in the size and capability of artificial neural networks, with the release of ChatGPT in November 2022 sparking a significant increase in interest in the technology among both consumers and enterprises. The latest Gen AI models are based on networks with trillions of parameters and have been trained on the entire contents of the internet.

Potential applications of Gen AI can range from those that directly benefit customers, such as AI-generated recommendations or hyper-personalised marketing content, to more operational use cases such as analysis of unstructured data or software development 'co-piloting' (drafting computer code based on natural-language prompts). The full range of potential applications and long-term impacts of Gen AI are starting to be understood, but the technology is widely expected to drive significant economic benefit globally through productivity increases and new business opportunities.

Vodafone is strategically positioned to deploy Gen AI at industry-leading speed and scale, leveraging our deep partnerships with Google and Microsoft and our best-in-class reference architecture and cloud-based data ocean. Initial use cases include enhancing customer satisfaction by delivering hyper-personalised experiences across all Vodafone customer touch points, including Vodafone's digital assistant TOBi. Vodafone employees will also be able to leverage Gen AI capabilities to transform working practices, boost productivity and improve digital efficiency.

 **Click or scan to learn more about how Vodafone is working with AI:** **investors.vodafone.com/ artificial-intelligence**

 **Click to read more about our 10-year strategic partnership with Microsoft:** **investors.vodafone.com/ microsoft-strategic-partnership**

 **Read more about Vodafone's approach to responsible AI on page 46**

Stakeholder engagement

Engaging regularly with our stakeholders is fundamental to the way we do business

Regular engagement ensures we operate in a balanced and responsible way, in both the short and longer term.

We are committed to maintaining good communications and building positive relationships with all of our stakeholders, as we see this as essential to strengthening our sustainable business.

Vodafone is required to provide information on how the Directors have performed their duty under section 172 of the Companies Act 2006 to promote the success of Vodafone, and these matters are covered throughout this Annual Report and summarised in the table below. This includes how those matters and the interests of Vodafone's key stakeholders have been taken into account by the Directors.

We have also summarised our interactions with key stakeholders during the year in this section. The engagement mechanisms directly involving the Directors are indicated below with a (B) symbol.

Factors considered by Directors when promoting the success of the Company	Disclosure	Location
The likely consequences of any decision in the long term	Business model	pages 4 to 5
	Key performance indicators	pages 6 to 7
	Stakeholder engagement	pages 12 to 14
	Our Purpose	pages 34 to 43
	Maintaining Trust	pages 44 to 56
	Risk management	pages 57 to 63
	Governance	pages 70 to 121
The interests of the Company's employees	Key performance indicators	pages 6 to 7
	Stakeholder engagement	pages 12 to 14
	Our people strategy	pages 15 to 20
	Our Purpose	pages 34 to 43
	Maintaining Trust	pages 44 to 56
	Our Company purpose, values and culture	page 80
	Remuneration Committee, Remuneration Policy and Annual Report on Remuneration	pages 98 to 118
The need to foster the Company's business relationships with suppliers, customers and others	Business model	pages 4 to 5
	Stakeholder engagement	pages 12 to 14
	Chief Executive's statement and strategic roadmap	pages 1 and 9
	Our Purpose	pages 34 to 43
	Maintaining Trust	pages 44 to 56
	Risk management	pages 57 to 63
	Board activities and principal decisions	pages 81 to 83
	Supplier financing arrangements	pages 39 and 193
The impact of the Company's operations on the community and the environment	Stakeholder engagement	pages 12 to 14
	Our Purpose	pages 34 to 43
	Climate-related risk	pages 64 to 69
	Contribution to UN Sustainable Development Goals	page 43
	Maintaining Trust	pages 44 to 56
	ESG Committee	pages 96 to 97
The desirability of the Company maintaining a reputation for high standards of business conduct	Stakeholder engagement	pages 12 to 14
	Maintaining Trust	pages 44 to 56
	Governance	pages 70 to 121
The need to act fairly as between members of the Company	Stakeholder engagement	pages 12 to 14
	Governance	pages 70 to 121
	Shareholder information	pages 249 to 254

Our customers

We are focused on deepening engagement with our customers to develop long term, valuable and sustainable relationships. We have hundreds of millions of customers across our global footprint, from individual consumers to large multinationals.

How did we engage with them?
– Digital channels, call centres and branded retail stores

What were the key topics raised?
– Easy access to high quality support and shorter resolution times for service related issues
– Better value offers for long-term customers and improved transparency around price increases
– Fast and reliable fixed internet, wider mobile coverage and faster 5G connectivity

How did we respond?
– (B) Customer experience ('CX') is our top priority, with global alignment behind a customer action plan and increased investment to improve experience
– CX boards in all markets, continuously review customer pain points and take action with dedicated budgets
– (B) Increased awareness of customer issues and challenges faced by the frontline through initiatives such as call centre site visits
– Continued to improve digital channel effectiveness and focused on enhancing the service experience delivered by our frontline
– Drove affordability of smartphones and home technology by introducing integrated trade-in, flexible financing and second-life refurbished devices
– Offered support, such as free voice calls and texts, to customers affected by the tragic earthquake in Morocco and the devastating flooding in Libya
– Expanded our 4G and 5G coverage
– Continued progress towards closing the mobile usage gap for people across Europe and Africa
– We completed the world's first space-based 5G call on a conventional smartphone with AST SpaceMobile

Our people

Our people are critical to the successful delivery of our strategy. It is essential that they are engaged and embrace our purpose and values. Throughout the year we focused on a number of areas to ensure that everyone is highly motivated, and we remained focused on wellbeing, diversity and inclusion and employee engagement.

How did we engage with them?
– Regular meetings with managers
– (B) European Employee Consultative Committee
– (B) Vodacom Group Employee Engagement Forum
– (B) Executive Committee discussions
– (B) Internal website, live webinars, newsletters and other communications posted on our internal digital platform called 'workplace'
– (B) Employee Speak Up channel
– (B) Global employee surveys, including onboarding and exit surveys

What were the key topics raised?
– Market mergers and acquisition activity
– Customer feedback
– Performance management and career development
– Succession and talent development
– Global Pulse and Spirit Beat survey actions
– Leadership behaviours to support strategic priorities
– Ownership and active engagement around safety, health and wellbeing, including mental health
– Progress on diversity and inclusion

How did we respond?
– Regularly updated employees on business and trading updates
– Launched advanced and intermediary training for critical skills
– Embedded our new performance management approach
– Updated our succession and talent framework
– Refreshed manager learning and support guides
– Launched a new global senior leadership activation programme
– Remained globally committed to safety, health and wellbeing
– Continued to embed diversity and inclusion through attraction, retention, development, allyship and education

Our suppliers

Our business is helped by 8,000 suppliers who partner with us. These range from start-ups and small businesses to large multinational companies. Our suppliers provide us with the products and services we need to deliver our strategy and connect our customers

How did we engage with them?
– Supplier audits and assessments
– Safety forums, events, conferences and site visits
– Purpose criteria in tenders relating to planet, diversity and safety

What were the key topics raised?
– Driving health and safety standards
– Driving towards net zero emissions in supply chains
– Supplier and product innovation

How did we respond?
– Held quarterly safety forums
– Collaborated with industry peers and suppliers through the Joint Alliance for CSR ('JAC')
– Continued rollout of environmentally-linked supply chain finance programme

Our local communities and non-governmental organisations ('NGOs')

We believe that the long-term success of our business is closely tied to the success of the communities in which we operate. To achieve this, we engage with local communities and international NGOs across our markets.

How did we engage with them?
– Providing relevant products and services
– Collaboration on education, health and inclusive finance projects, and on our humanitarian response to global issues including the cost-of-living crisis and war in Ukraine
– Participation in multi-stakeholder working groups on policy issues at national and international level

What were the key topics raised?
– Increasing access to connectivity and digital services, by closing the digital divide, connecting more women, and connecting SMEs
– Human rights topics
– Environmental topics, including net zero, biodiversity and the circular economy
– Delivery of global and national development goals including the UN Sustainable Development Goals ('SDGs')

Stakeholder engagement (continued)

How did we respond?
- Engaged with the UN Broadband Commission, with Vodacom CEO Shameel Joosub elected as Commissioner
- Co-chaired an area of the International Telecommunication Union's Partner2Connect initiative and contributed to the UN's 'SDG Digital Day'
- Participated in industry working groups covering human rights, smartphone access, digital inclusion and biodiversity
- Engaged with environmental initiatives, including the Science Based Targets initiative, CDP, and our WWF partnership

Governments and regulators

Our relationship with governments and regulators is important and we hope to work together on policies impacting our industry and customers, while also enabling governments and regulators to better understand the positive impact we can have on the environment and communities we operate in.

How did we engage with them?
- (B) Held meetings with EU institutions, governments, elected representatives, international organisations and regulators
- (B) Hosted and participated in workshops and events to improve sector understanding of connectivity and digitalisation; wrote a set of white and non-papers
- (B) Our Chair chairs the European Round Table for Industrialists, which engages with European and global institutions, and governments
- (B) Promoted Vodafone's interests through membership organisations and trade associations

What were the key topics raised?
- Regulatory and policy environment
- Security and supply chain resilience
- Data protection and privacy in regards to artificial intelligence
- Level playing field, sectoral health of the telecommunications sector, market structure, market consolidation and competition
- EU single market for the telecommunications industry

How did we respond?
- Engaged on network investments, design and deployment, allocation of spectrum (especially 6GHz) and the protection of consumers, future of satellite
- Promoted the need for telecommunications supply chain resilience and diversity, including highlighting the important role of OpenRAN
- Engaged with the EU with respect to the data economy, including data protection, digital principles, and data sharing (including the EU AI Act, Cyber Act and Digital Decade targets)
- Participated in the fair share debate through responding to the European Commission consultation on the Future of Connectivity.
- Inputted to the Commission White Paper and upcoming reports on competitiveness and the single market.

 **Click to read more about our social contract in our investor briefing. The materials set out why a reset of the European regulatory framework is so important; how through our social contract we have taken a leadership role in improving our relationship with governments and policymakers; and what is needed in terms of policy reform: investors.vodafone.com/social-contract**

Our investors

Our investors include individual and institutional shareholders as well as debt investors. We maintain an active dialogue with our investors through our extensive investor relations programme.

How did we engage with them?
- (B) Personal meetings, roadshows, conferences
- (B) Annual and interim reports and presentations
- (B) Our investor relations website is used as our primary digital communications tool and is available to all shareholders (institutional and retail), including 13 hours of dedicated video content covering investor events and interviews with Board Directors
- Regulatory News Service ('RNS') announcements
- (B) Annual General Meeting ('AGM')
- (B) Investor perception study and regular feedback survey
- Online presentations aimed at retail investors, hosted by the UK Individual Shareholders Society in FY24 and 'Investor Meet Company' in FY25
- Our Registrar, Equiniti, operates a portfolio service which provides shareholders with the ability to manage their holdings

What were the key topics raised?
- Our new strategic roadmap and strategic priorities of Customers, Simplicity and Growth
- Allocation of capital, including capital investment, leverage and shareholder returns
- Portfolio right-sizing for growth
- Corporate governance practices
- Environmental, Social and Governance ('ESG') strategy, targets and reporting

How did we respond?
- We conducted over 1,000 investor interactions through meetings with major institutional shareholders, debt investors, individual shareholder groups and financial analysts, and attended conferences
- Meetings were attended by Directors and senior management, including our Chair, Group Chief Executive, Chief Financial Officer, and Executive Committee members
- Provided comprehensive reports and transparency disclosures on ESG matters

 **Click to read more on our investor website: investors.vodafone.com**

Our people strategy

Our people strategy

Our people strategy is to create an inclusive environment for growth where everyone has the opportunity to thrive and belong. Our engaged and experienced teams are a key strength and will support us through the transformation of Vodafone.

The 'Spirit of Vodafone'

Our culture – the 'Spirit of Vodafone' – outlines the beliefs we stand for and the behaviours that enable our strategy and purpose.

We foster our culture by developing behaviours that reinforce our Spirit, investing in leadership development to role-model our beliefs, and ensuring systems, processes and milestone activities are aligned with the 'Spirit of Vodafone'. We measure our progress and identify where to take action via a bi-annual employee survey called 'Spirit Beat'. In our latest Spirit Beat survey in April 2024, we had an 88% response rate and strong scores in engagement, connection to purpose, and Spirit.

Spirit Beat surveys

Measurement	April 2024	May 2023
Engagement	75	75
Purpose	88	88
Team Spirit Index[1]	85	84
Response rates	88	88

Note:

1. The Team Spirit Index represents an overall view of how people are doing on the 'Spirit of Vodafone' and takes into account each of our Spirit Behaviours. It allows us to understand how successful we have been in embedding these behaviours when working with each other, our customers, and the communities in which we operate.

The 'Spirit Beat' survey measures our progress on culture change with a focus on supporting employees to deliver our priorities of Customers, Simplicity and Growth through Spirit. The 'Spirit Beat' results show that teams are becoming more engaged, connected to our strategy, and have clarity on their goals. Managers who act on Spirit outperform those who do not take action by 20 points on Team Spirit Index and 26 points on Engagement. We support our managers to lead with Spirit and continue to take action on survey results through development programmes, training and resources. In November 2023, over 900 managers attended training on taking action on Spirit.

We continue to evolve our employee listening strategy and deepen the connection between employee and customer experiences. As Vodafone transforms, we use pulse surveys to measure the understanding of our strategy; between June and September 2023, 84% of teams understood and 80% were connected to our strategy. Onboarding feedback shows new hires are connected to our strategy and 87% reflect Spirit behaviours, while 84% positively rated their onboarding experience. Feedback shows that 69% of leavers would recommend Vodafone as a great place to work.

To improve customer experience, we have deepened our understanding of our frontline colleague experience. Spirit Beat results from April 2024 showed the Engagement score was 75% and Team Spirit Index 85%. Outsourced contractors who serve our customers also had an opportunity to participate in 'Spirit Beat': 65% responded, an increase of nine percentage points from May 2023. Insights obtained have been used to inform our overall customer action plan, designed to improve the frontline and customer experience.

'Spirit of Vodafone Day' takes place once a quarter with dedicated time to focus on connecting with our customers. During those days, learning hours increase on average by two times compared to other days in the year. Employees use the 'Spirit of Vodafone Day' to connect with the customer experience through customer-focused learning and local activities.

Diverse talent and skills

The Vodafone Learning Organisation ('VLO') operates across all our operations to deliver high-quality learning that supports diverse talent to develop the skills required to transform Vodafone. This is reflected in the four strategic pillars summarised below.

1. Enable a high-impact performance and learning culture

We continue to support the professional growth of people through online learning. This year our learning and career development platform 'Grow with Vodafone' was recognised in the Learning Technologies Awards, winning gold for 'Best Learning Technologies Project – Commercial Sector', and silver for 'Best Advance in Learning Management Technology' at the Brandon Hall Excellence awards. During the year, our employees spent 2.7 million hours on learning, with an average of 225,000 hours per month. The annual average number of hours per employee has increased by 74% since FY23, with each employee now spending 32 hours on average per annum on their learning. We invested an average of €386 in both mandatory and non-mandatory training for each employee to build future capabilities.

In April 2023, we launched a new performance management framework called 'Grow my Impact' to align employee goals to strategic priorities and assess performance based on individual impact. Grow my Impact introduced a mid-year check-in to encourage managers to have growth and career conversations with their direct reports and provide feedback on how they are tracking against their goals. We also refreshed our talent rating framework to support consistent decision-making. The new framework allows us to recognise a larger population of individuals with potential for bigger, more complex roles and to better differentiate between types of potential to provide tailored and value-adding development support to distinct groups. This also includes identifying those of our employees with critical skills. To emphasise that leaders are accountable for strengthening talent across Vodafone, all leaders must now have a 'Grow Others' goal. To recognise varying levels of impact and talent, year-end ratings drive reward outcomes for bonus and share awards for eligible employees. Eligibility to receive a bonus is underpinned by minimum performance standards that include the completion of our compliance training called 'Doing What's Right'.

2. Build the skills for the future

This year we launched and delivered our 'Skill Accelerators Labs' across the organisation to develop critical skills such as agile project management, software engineering, automation, and cyber security. 8,000 employees have already completed these programmes. In May 2023 we also introduced a global software engineering reskilling programme to equip employees to move into a new role within Vodafone. Our technical career path ('TCP') supports the attraction, retention and development of our technical experts and sits alongside a leadership career path. The TCP is designed to provide more formal ways to recognise and reward technical experts, giving choice in career direction.

Following our FY23 review of our leaders' commercial capabilities, current and future leaders were assessed against the skills we need for the future and targeted development and learning plans were subsequently created to close any gaps. To enable the development of broader skills, we continue to launch and refresh content with licensing partners, accessed by 28,000 employees this year.

 **Click to read our technology employee articles:** **careers.vodafone.com/life-at-vodafone/projects-stories**

3. Drive an efficient engine with the scale and expertise to deliver our growth ambitions

We continue to simplify VLO operations by scaling training partnerships with vendors and consolidating duplicate work into our expanded _VOIS shared services team. We also conduct global demand planning to ensure our learning investments reinforce our strategic objectives.

Our people strategy (continued)

4. Engage and retain diverse talent, and unlock potential through focused succession and people development

Our Group Chief Executive and Chief Human Resources Officer conducted a series of Succession and Talent Acceleration Review ('STARs') meetings with the market and functional CEOs and HR Directors during the year. These meetings discussed the Senior Leadership Team ('SLT') succession plan for employees identified as key talent.

Those in the ExCo succession and talent acceleration pool, which includes 44% women, receive one-to-one support, including leadership assessment, development planning, and coaching.

To strengthen our market or functional CEO succession pipeline, we have also established a programme to support 15 senior leaders who have the potential to become a CEO in the next three to five years obtain the skills, experience, and exposure required.

To increase our understanding of employees identified as key talent across the rest of the business, 167 senior leaders at senior management level completed leadership development assessments to help inform talent decisions. They also attended development planning sessions to grow their impact and prepare for future roles.

Leadership development
Leadership is essential to enabling transformation, and we continually invest in developing inclusive leaders who drive growth and innovation, act as role models, coach and empower teams, and lead with Spirit. Programmes delivered this year include:

— 'Vodafone Leader Labs', attended by our top 182 ExCo and SLT leaders to enable the leadership shifts required to deliver our strategy;

— 'Leading for Customer Loyalty', attended by leaders to deepen their connection with customers and shape a customer-centric culture; and

— 'CEO Accelerator Lab', attended by 11 market CEOs to support their transition as newly appointed CEOs. This included assessments, one-to-one coaching, leadership training and business mentoring.

To complement these programmes, leaders also use coaching and assessment tools digitally and on-the-go.

Digital and personalised experience
Office space
The shift to hybrid working has redefined the role of the office and inspired us to create a new global office design primarily for collaboration and connection. We have improved the digital workplace experience with new booking systems for desks and collaboration spaces, access control, video conferencing and presentation facilities. Last year we opened an innovation campus in Málaga in collaboration with the University of Málaga; we refurbished a listed building to update it to the newest technology. Employees work there with university students, fostering greater opportunities to collaborate on innovations. This is a great example of the hybrid workplace improving employees' experience and attracting talent.

We continued to enable remote working through our 'Office in a Box' initiative, which was implemented to support employees' wellbeing while working from home. This provides a virtual office set-up at home following a self-assessment.

Digital experience
We remain focussed on digitally transforming the people experience and evolving ways of working to accelerate the execution of the people strategy and deliver simplicity, efficiency and an enhanced experience across people processes. This has been driven by global initiatives across the people life cycle.

The award-winning Artificial Intelligence ('AI') enabled Grow with Vodafone platform continued to create hiring efficiencies and optimise the recruiter, hiring manager and candidate experience, enabling:

— Increased diversity through tailoring job recommendations for candidates and removing bias through anonymous candidate recommendations;

— Improved recruiter efficiency through simplified navigation between tools and candidate recommendations based on required skills. This resulted in a reduction in time-to-hire from 50 days to 48 days; and

— A simplified and faster application process through personalised skills-based job recommendations and a 78% reduction in questions. This resulted in 78% of applications moving to submission stage.

To attract, retain and support diverse talent more consistently, this year a new global talent acquisition policy was launched and our onboarding tool was also enhanced with new features to provide a simpler and more personalised experience for new joiners, driving engagement. This is enabled by automated and tailored notifications, including the use of SMS in the UK, which has led to a journey effectiveness score of 87%.

A key priority for Vodafone is having a clear and robust strategic workforce-planning process. As a result, we implemented a simple and secure global headcount planning tool to improve accuracy, reduce manual time and effort, and enable closer collaboration between those involved in the process. The tool is available in majority of markets and Group functions[1], allowing users access to gain experience with the new system.

To improve the speed and effectiveness of HR admin support for employee queries and transactions, our HR chatbot has been scaled and is now adopted across Vodacom, _VOIS India, the UK, Group UK, Romania, and _VOIS Romania. The chatbot receives 67% of queries across all channels, with an average first-time resolution of 53% and an employee Net Promoter Score of 75.

We are closely following AI and Generative AI advancements in the market and, based on pilot findings, we are working with multiple external experts to harness the potential for integration with HR processes. The top four use cases selected include: automating query resolution; driving deeper people data insights; enhancing learning and talent acquisition content and removing bias; using AI-enabled search and recommendations to find the best candidates, as well as learning content and career opportunities for employees.

We are enhancing the people data analytics team's capability with the implementation of a global HR data lake using Google Cloud Platform. This is now live for all markets except Germany and enables standardised insights and dashboards, reducing the need for manual reporting. This is supported by high-quality people data managed through a data quality tool, which checks and corrects HR data against pre-set rules, with 100% error resolution since its launch in FY23.

To complement the changes in the digital ecosystem, we have continued to invest in our ways of working. We introduced a global service model for the hiring of employees at executive management level (SLT and senior managers), which has led to a more standardised and efficient process. We are also transforming the HR business partnering support model in an agreed set of markets to improve its effectiveness. HR business partners will focus on strategic activities, while transactional HR activities will transfer to _VOIS.

To optimise HR services, we continue to re-locate activities conducted in markets (including selected learning and development tasks and resourcing admin tasks) to _VOIS. This will improve service quality at scale while creating savings of €0.6 million. A transformation plan was also executed to ensure _VOIS readiness to receive the activity in preparation for the future service offering.

Note:
1. The headcount planning tool is available for: Albania, DRC, Egypt, Greece, Group Commercial, Group Corporate Functions, Group Technology, Lesotho, Portugal, Romania, South Africa, Tanzania, Turkey, and the UK.

Pay and benefits

As part of the people experience, we continue to ensure pay, benefits and wellbeing propositions are competitive and fair. Pay is typically reviewed on an annual basis, with increases aligned to an individual's level of skills and experience, as well as external factors like market competition and inflation. Our total reward approach also encourages collective performance and 'in-the-moment' recognition. For example, 22,253 peer-to-peer 'Thank You's' and 58,951 cash 'Vodafone Star' awards were issued through a digital recognition tool during the year. We continue to apply Fair Pay principles across all markets, working with the WageIndicator Foundation to ensure a good standard of living in each market. In the UK, our commitment to these principles is reflected in being an Accredited Living Wage employer.

 **Click to read more about Fair Pay at Vodafone: vodafone.com/fair-pay**

 **Read more about our Fair Pay principles on page 113**

Our people

We are developing a diverse and inclusive global workforce that reflects the customers and societies we serve.

Key information

	2024	2023
Average number of employees[1]	85,887	83,186
Average number of contractors[1]	6,848	8,225
Number of markets where we operate	15	15
Employee nationalities	146	146
Footprint: Operating segments		
Germany	17%	18%
UK	11%	11%
Other Europe[2]	13%	14%
Africa[2]	16%	16%
Turkey	4%	4%
Shared Operations (_VOIS)[3]	33%	29%
Corporate Services	5%	5%
Central Business Units	3%	4%
Employee experience		
Employee engagement index[4]	75	75
Alignment to purpose[4]	88%	88%
Voluntary turnover rate[5]	9%	12%
Involuntary turnover rate[5]	3%	4%
Average number of employees from continuing operations	85,887	83,186

Notes:
1. All headcount figures exclude non-controlled operations such as those in the Netherlands, Kenya, Australia and India. Further information on how headcount is defined and calculated can be found in the ESG Addendum Methodology document: investors.vodafone.com/esgmethodology. Calculation considers pro-rated headcount.
2. Other Europe reflects employees based in Albania, Czech Republic, Greece, Ireland, Portugal, and Romania. Africa reflects employees based in Vodacom Group, including Egypt.
3. Shared Operations constitute a significant number of employees. The figures presented above include _VOIS headcount across our footprint (Albania, Egypt, Hungary, India, Portugal, Romania, Turkey and Spain).
4. More detail on the employee survey is included on page 15. The employee engagement index is based on an average index of responses to three questions: satisfaction working at Vodafone; experiencing positive emotions at work; and recommending us as an employer. Alignment to purpose is based on a single question that asks whether employees feel their daily work contributes significantly to Vodafone's purpose. Employee engagement index and purpose alignment scores reflect April 2024 and May 2023 data.
5. The voluntary turnover rate includes retirements and death in service. Further information on how voluntary and involuntary turnover has been calculated is included in the ESG Addendum Methodology document: investors.vodafone.com/esgmethodology.

Simplified operating model

We continued to simplify our operating model. For example, the establishment of the Vodafone Shared Operations business, which will sell and deliver a portfolio of services to Group, operating companies, and other customers, via an arm's length commercial model based on Price x Quantity x Quality of Service. Separately, the Internet of Things ('IoT') Managed Connectivity business is becoming a separate, standalone company within Vodafone Group that will offer access to the Global Data Service Platform

('GDSP') Managed Connectivity segment to Vodafone and new customers. Where aspects of this internal re-organisation of Vodafone's global IoT business require notification and regulatory approval, we will be working closely with the relevant authorities to obtain the necessary clearances. We are also creating a unified global Vodafone Business team with our business teams in operating companies to streamline prioritisation and decision-making for our products and services.

Employee engagement

We have a number of employee forums where elected employee delegates represent the views of their colleagues. During the year, the Board's Workforce Engagement Leads, Delphine Ernotte Cunci and Christine Ramon, attended employee forums, such as the European Employee Consultative Committee and the Vodacom Employee Engagement Forum, to gather employee views. Key discussion topics from the meetings included business development, customer experience, growth, and reskilling opportunities.

The Group Chief Executive updates employees regularly on how we are embedding and progressing our strategy and this is through a variety of channels, including our internal digital platform 'Workplace'. These announcements include any changes to our market portfolio, services, and organisation. Recently employees were informed of changes to simplify our Executive Committee structure whereby all European markets are now under the CEO of European Markets, and joint ventures, partner markets, and telecom partnerships are now consolidated under the CEO Vodafone Investments. Alongside the Chief Commercial Officer and CEO Vodafone Italy; CEO Vodacom Group; and, CEO Vodafone Business, these form the five Executive Committee customer-facing units.

 **Read more about the Board's engagement with the employee voice on pages 77-78, and 83**

Workers' councils and union engagement

We respect freedom of association and recognise the rights of employees to join trade unions and engage in collective bargaining in accordance with local law. We continue to maintain strong relationships with workers' councils and unions through their representatives, and we have 13,224 people covered by collective bargaining agreements across our global footprint. Vodafone Germany employees, all covered by collective agreements signed with unions, can register and participate in trade union activities. They can elect or be elected into various union roles at a local or national level. Across FY24, Vodafone Germany completed more than 160 agreements across all levels[1], with a focus on the introduction of new IT tools, working conditions and transformation. The latter includes a refreshed performance management framework.

Workplace equality

As part of our purpose, we aim to make the world more connected, inclusive, sustainable, and a place where everyone can truly be themselves and belong.

Diversity and inclusion

Our aim is to create an inclusive and equitable workplace for all. This year we have sustained momentum on gender equality, accelerated focus on LGBT+, race and ethnicity, and taken actions to better understand the experience of neurodiverse people in the workplace. Our focus on inclusion supports our ambition to create a global workforce that reflects the customers, communities and colleagues we serve, and the wider societies in which we operate. We believe that embedding equity and inclusion to enable diversity is critical to achieving these goals in a sustainable way.

Note:
1. With the exception of Vodafone Group Services Gmbh Germany ('VGSG').

Our people strategy (continued)

Embedding inclusion

Multiple employee networks operate across Vodafone including Women, VodAbility, LGBT+ Friends, Parents & Carers and Multicultural Inclusion. We actively support them, and this year we provided 29 network chairs and sponsors with specific leadership development training focused on how to effectively create and assess a network's strategy, as well as how to be a visible and effective sponsor. Global Withstander training continues to be delivered in 11 languages to upskill employees on how to become active allies by challenging negative and inappropriate behaviours when they witness them. Over 74% of employees and 91% of managers completed the training in FY24. We continued to engage with colleagues and raise awareness of why inclusion matters. During the year, we held global sessions on diversity and inclusion topics and these received over 10,000[1] viewers across all markets.

Gender diversity

Goal: We aim to have 40% women in management roles by 2030.

We have reached 35%, which is on track towards our ambition. We continue to drive progress through programmes, policies and leadership incentives.

	2024	2023
Women on the Board	42%	54%
Women on the Executive Committee	33%	33%
Women in senior leadership positions[1]	37%	34%
Women in management and senior leadership roles[2]	35%	33%
Women as a percentage of external hires	44%	40%
Women as a percentage of graduates	53%	44%[3]
Women as a percentage of employees[4]	39%	39%

Notes:

1. Percentage of senior women in our top 135 positions includes the Executive Committee and Senior Leadership Team (FY23: 158).
2. Percentage of women in our 6,350 management and leadership roles (FY23: 6,328).
3. Includes Vodafone Italy and Vodafone Spain.
4. Percentage of women based on 85,225 total employees (FY23: 93,095). The total number of employees represents the position on 31 March for the applicable year and excludes employees that left the Company after this date. The numbers do not represent pro-rated headcount. Further information on how employees are defined and calculated can be found in the ESG Addendum Methodology document: investors.vodafone.com/esgmethodology.

We work to ensure there is gender diversity when resourcing for senior leadership roles, and our leadership team is accountable for maintaining diversity and inclusion in their teams. Women in management targets are also embedded in our long-term incentive plans.

Across youth programmes, 49% of hires were women. We have also now connected with over 15,000 girls via the digital skills programme 'Code Like a Girl' since 2017. We support managers on inclusive hiring practices through training and by embedding inclusion in our talent acquisition systems. This includes the introduction of blind CVs, which exclude personal details such as the candidate's gender and age.

Domestic violence

Our global domestic violence policy sets out comprehensive workplace resources, support, security, paid safe leave and other measures for employees at risk of experiencing, and recovering from, domestic violence and abuse. We expanded our support by creating an allyship programme for domestic abuse survivors. This expands training beyond HR and line managers to all employees, including our frontline workforce, on how to recognise the signs of abuse, respond, and refer survivors to support.

Menopause

Our external research identified that 62% of women with symptoms of menopause found that it impacted their work. We are committed to supporting women experiencing menopause, including providing a global toolkit, which is freely available to download externally, and menopause e-learning on common symptoms' impact to work.

Maternity and parental leave

Our global maternity and parental leave policies are available across markets, providing 16 weeks of fully paid leave with a phased return to work over six months, where parents work the equivalent of four days and are paid for five days. This policy is open to all employees regardless of sex, gender identity, sexual orientation, length of service, and whether they or their partner is having a baby, or they are welcoming a child through surrogacy or adoption. This year, over 2,300 women have taken our maternity leave and over 2,500 men have taken parental leave, with 72% of the latter taking four or more weeks of leave. Of those who identify as LGBT+, 5% have taken parental leave. In addition, 70% of employees remained with Vodafone 12 months after their return from parental leave.

LGBT+

We accelerated our focus on supporting our LGBT+ community with 2,700 allies and active support from senior executive sponsors. For the first time we included the question 'Are you out at work?' as part of our Spirit Beat survey to better understand experiences of our LGBT+ employees in the workplace[2]. 44%[3] of our LGBT+ community are out at work. To further support them, we launched a guide for managers and colleagues to support employees coming out in the workplace and have also updated our LGBT+ travel toolkit advising on safe travel. In addition, we launched the pronoun functionality in Microsoft Teams and Outlook on the web; this gives employees the option to easily add their preferred pronouns to their profile. The Vodafone Foundation continues to promote the Zoteria app in the UK, which helps the LGBT+ community and the wider public to come together and tackle the issue of LGBT+ hate crime.

Accessibility in the workplace

During the year, we upskilled our people through continued promotion of and education about the accessibility features available within Microsoft 365. We also have accessibility guidelines, which are reinforced through workshops and training for developers. Assessments continue to be conducted to improve the accessibility of our own products. We have seven sessions available and hosted a podcast to promote accessibility in the digital workplace.

Vodafone took part in research to understand the experience of neurodiverse people in technology, along with Colt, Samsung, and Nokia, as part of the #ChangeTheFace alliance. The aim was to provide insights for employers to support neurodiverse people in the workplace.

Race, ethnicity and cultural heritage ('REACH')

We continue to promote greater workplace inclusion through allyship and anti-racism. REACH executive sponsors continued to be appointed across our markets, and REACH fluency training continued to be adapted to local contexts and rolled out in our European markets. This year, we extended the McKinsey Black, Asian, and Hispanic/Latino Leadership Programmes to all our markets with over 500 signing up to the sessions so far. In 2020, we set ethnic diversity targets at leadership level, presented below.

Ethnic category	31 March 2024	Long-term ambition	Population
Global Ethnically diverse background	20%	2030: **25%**	Global Senior Leadership Team (123 positions)
UK Black, Asian, other diverse ethnicities	16%	2025: **20%**	UK-based senior leadership and management (1340 positions)
UK Black	2%	2025: **4%**	
South Africa Ethnically diverse background	71%	2030: **75%**	South African-based senior leadership and management (412 positions)

Notes:

1. Includes Vodafone Spain and Vodafone Italy.
2. Markets not asking LGBT+ questions include: DRC, Tanzania, Turkey, and Egypt; the latter also does not ask ethnicity questions.
3. Includes Vodafone Italy.

Leadership diversity

To better understand representation across the organisation and inform our diversity and inclusion programmes, we use '#CountMeIn', an initiative that encourages employees to voluntarily self-declare their diversity demographics. These include race, ethnicity, disability, sexual orientation, gender identity, and caring responsibilities, in line with local privacy and legal requirements[1]. Our senior leadership positions have the highest self-declaration rate at 75%, and this enables transparency about our diversity at senior leadership level.

 Read more about Board and executive management diversity on pages 87 and 88

	Gender identity[1]	Sexual orientation[2]	Ethnic diversity[3]	Disability[4]
Representation in senior leadership positions	0%	3%	24%	3%

Notes:
1. Self-identification of gender identity, including trans and non-binary identities, excluding cisgender.
2. Lesbian, gay, bisexual, and other sexual orientations, excluding heterosexual.
3. Asian, Arab, Black/African/Caribbean, Latinx, mixed ethnic groups, and 'other' identities.
4. Self-identification of disability, including long-term conditions and visible and non-visible disabilities.

Policies, initiatives and targets

Our commitment to diversity and inclusion is reflected across our global policies and principles, such as our code of conduct and fair pay principles.

 Click to read more about Fair Pay at Vodafone: **vodafone.com/fair-pay**

 Read more about our Fair Pay principles on page 113

The achievement of our diversity targets is dependent on the attraction, engagement and retention of diverse talent and skills. To support this, we have inclusive initiatives such as: hybrid and flexible working, parental leave, a mental health toolkit, learning and development programmes, allyship training, and menopause support, reinforced by the work of employee networks and executive sponsors. We refreshed our training for hiring managers and recruiters to support an inclusive candidate experience from application to offer stage. Programmes are designed to help employees through all life stages and challenge societal norms to create an environment where everyone can contribute at their best and thrive.

 Read more about diverse talent, future-ready skills and personalised employee experience on pages 15 and 16

Safety, health and wellbeing

Nothing is more important to us than the safety, health, and wellbeing ('SHW') of our customers, communities, employees, and suppliers. We have a simple global commitment: no one gets hurt. This has been captured in our refreshed Global Commitment Statement which is supported by a video message from our Group CEO.

Our SHW framework provides a consistent approach to safety leadership, planning, performance monitoring, governance, and assurance.

Risks

We continue to focus on our key risks, which account for the majority of reported incidents and remain amongst our top priorities: occupational road risk, falls from height, working with electricity, and civil works.

In recognition of our key risks, we continue to use the 'Vodafone Absolute Rules'. These rules focus on risks that present the greatest potential for harm for anyone working for or on behalf of Vodafone. The Absolute Rules apply everywhere we work and provide clear expectations for safe behaviour for everyone to follow. The Absolute Rules must be followed by all Vodafone employees and contractors,

as well as our suppliers' employees and contractors. Where this requirement is not met, we take appropriate management action. In the April 2024 Spirit Beat survey 94% of employees agreed that the Absolute Rules are taken seriously at Vodafone.

Leadership engagement

Our Group Executive Commmitee ('ExCo') and operating company ExCo's provide visible and clear leadership in SHW. Our senior leaders are actively engaged and carry out regular face-to-face safety engagement throughout the year. Our leaders recognise the importance of connecting with teams and frontline workers as they continue to maintain our networks and work in our retail stores and on customer sites. We encourage our people to raise any concerns or ideas for improvements in SHW and ensure the support of our leaders when they do so.

We continue to mandate our 'Leading for Health & Safety at Work' e-learning module. This module sets out the specific impact we expect our leaders to have. On 31 March 2024, 93%[2] of assigned leaders had completed the module.

Supplier engagement

Most of our high risk work is carried out by suppliers on our behalf. Engagement and collaboration is essential to achieve our common goal of protecting people. We have held quarterly forums with our global suppliers for the last 10 years to develop common ways of working and share best practice. This year we held four in-person safety forums with our larger global suppliers. This year our forums have worked on collaboration with suppliers via work streams on improving how work is supervised on site, improving driver safety, and managing the risk of sub-contracting.

Community engagement

We play an active role in the communities where we conduct our business and as a result we have various community focused safety programmes.

In Mozambique, a road safety campaign was conducted. The campaign involved the Chairman of the Mozambican Traffic Police, and the Vodafone Mozambique safety team. The event took place in the main transport corridor at critical points identified with a higher occurrence of accidents.

In Lesotho, a radio campaign was run focusing on Vodacom Absolute Rules and pedestrian safety, with the key message '#NoOneGetsHurt'. This was aired on five national radio stations over three weeks.

In Tanzania, we worked with five selected primary schools that were identified as exposed to high road risk. Our road-education programme reached 6,745 students and 100 junior traffic patrol officers were appointed and trained.

In Greece, road safety events were held during April and May in collaboration with the Road Safety Institute. More than 550 employees, building tenants, and children participated in safety training using simulators. We also installed automated external defibrillators in six of our premises, which are available to all tenants.

Governance

SHW is managed through a global framework. This includes the monitoring and assessing of risks, setting targets, reviewing progress, and reporting performance. Our global framework is based on international standards for occupational health and safety. It is aligned to internationally recognised best practice and always meets or exceeds local requirements. In addition, five of our European local markets, one Vodacom market, and four _VOIS locations have chosen to undergo independent external certification to ISO 45001, the international standard for occupational health and safety.

All incidents relating to key risks or breaches of the Vodafone Absolute Rules are reported and investigated within the timescales contained in our Incident Reporting Standard. We ensure that

Notes:
1. #CountMeIn is not live in Mozambique.
2. Figure includes Vodafone Italy and Vodafone Spain.

Our people strategy (continued)

incidents are investigated in accordance with their severity, and appropriate remedial actions and improvements are identified and implemented. We strongly believe in the importance of prevention and we also believe that every incident should be treated as an opportunity for learning and improvement.

SHW is a global policy and is included within our global risk and compliance governance programme. This year we continued in-country audits and remote validation continued as a complementary process. Our eight audits focused on the control of contractors and lifting operations across Europe, Africa, and Asia. Six additional visits were made to our Europe and Africa markets to focus on engagement and communication. They included a combination of team meetings, site visits with contractors and suppliers and, where applicable, verification checks following any serious incidents.

Training
We continue to include a health and safety module as part of our mandatory 'Doing What's Right' training. Every employee must complete the training within six weeks of joining and then follow our learning intervention cycle. During FY24, 96% of assigned Vodafone employees completed the health and safety module.

Each local market is also responsible for delivering training that supports the development of appropriate leadership skills, behaviours, and identification of risks. Additional training is specific to an individual's role and aligned to each market's local legislation.

Key performance indicators
We have a global set of key performance indicators which are reported monthly to the Group ExCo and bi-annually to the Board:

– Number of fatalities;
– Number of employee lost-time incidents ('LTIs'); and
– Near misses.

All fatalities that may be connected with our activities in any way, including those affecting employees, suppliers and members of the public, are formally reported to the Group's ExCo and to the Board by the Head of Safety, Health and Wellbeing.

Each incident is investigated to determine the facts and any actions required to prevent recurrence. The investigation's findings are reviewed by the Chief Human Resources Officer at a formal review meeting to ensure the thoroughness of the investigation, the suitability of corrective and preventive actions, and to determine whether the fatal accident was within Vodafone's control or not. All fatalities determined to be within Vodafone's control are considered 'recordable' and are publicly reported.

Fatal accidents from FY20 onwards which had not reached determination of recordability, due to ongoing legal processes, were reviewed during FY24. Of these events three were determined to be within Vodafone control and therefore recordable. The incidents were a road traffic accident in Turkey in FY21, a fall from height in Italy in FY22, and a gas explosion in Germany in FY23. There are no fatal accidents awaiting determination from prior years.

Our aim is to ensure no one gets hurt. Any loss of life related to our operations is unacceptable. It is therefore with great regret that we record two fatal accidents this year.

The first recordable fatality occurred in South Africa when a supplier's vehicle struck a child that ran into the path of the vehicle. The injured child was taken to hospital but sadly died. Support for the child's family has been provided in line with cultural and contractual requirements via our supplier. The investigation identified that our suppliers control of its fleet and driver operations required improvement. Our supplier control and monitoring process had not identified those weaknesses in these supplier's controls prior to the incident. Additional audits of field operations vehicle maintenance and driver monitoring programmes are being undertaken as is consequence management of the supplier company.

The second recordable fatality occurred in Mozambique when a supplier technician fell from height. The technician was working at the top of a tower when a bee swarm began to sting him. As he descended he detached himself from his fall protection harness, went into shock at around seven metres and then fell to ground level. The review identified that the controls for managing natural hazards such as bees could be improved. A safety directive to prohibit work in the presence of bees has since been mandated across all Vodacom markets. An industry leading innovative rescue from height practice has been created by Vodafone and is being implemented across all markets to allow safe descent even when incapacitated. Specialist contractors are being used to remove bee swarms and only such specialist contractors are permitted to work in the presence of bees.

Lost-time incident ('LTI') is the term we use when an employee or contractor is injured while carrying out a work-related task and is consequently unable to perform their regular duties for a complete shift or period of time after the incident. During the year, 18 employee and contractors LTIs were reported. In total these incidents account for 164 lost workdays.

Key performance indicators

	2024	2023
Work-related injuries or ill health (excluding fatalities)		
Employees and contractors	18	13
Suppliers' employees and contractors	8	14
Lost-time incidents ('LTI')		
Number of lost-time employee and contractor incidents[1]	18	13
Lost-time incident rate per 1,000 employees and contractors	0.19	0.14
Total recordable fatalities		
Employees and contractors	0	0
Suppliers' employees and contractors	1	0
Members of the public	1	1[2]

Notes:
1. Lost-time incident means the loss of one or more workdays as a result of injury.
2. During FY24, an internal investigation into an incident during the year ending 31 March 2023 concluded and an additional fatality is reported. This has been reflected in the reported figure for FY23.

Wellbeing
We remain focused on mental health and wellbeing. Training and services are available in each market, including the provision of employee assistance and psychological support services.

Our global wellbeing framework includes pillars for mental health, physical health, and financial management. The framework is a guide to help our people achieve optimal wellbeing and to ensure we all have access to the best possible wellbeing resources across Vodafone.

Globally we delivered two online sessions on mental health to the Vodafone Global Youth Connect Community (over 500 attendees). Youth Connect is a network of over 20,000 under-30's from across Vodafone's markets.

In the UK, we continued the professional development of our Mental Health First Aider Network, providing bi-monthly support and education to over 300 trained volunteers. We delivered wellbeing education to over 1,200 employees through online training and face-to-face courses on anxiety, mindfulness and financial planning.

In Albania, Lesotho and the Democratic Republic of the Congo we organised sessions on financial balance.

In South Africa, we launched a campaign during Mental Health Week, consisting of personal mental health journeys together with our wellbeing ambassadors. We placed primary healthcare nurses in our four smaller regional clinics. We also launched mental health people leader training. We hosted sessions throughout the year on a range of topics including living a purposeful life, financial wellbeing, mental health, mental illness, healthy boundaries, and suicide awareness.

 **Click to read more about mental health and wellbeing:**
vodafone.com/wellbeing

Our financial performance

Improved service revenue trends

– **Total revenue:** Declined by 2.5% to €36.7 billion due to the disposals of Vantage Towers, Vodafone Hungary and Vodafone Ghana in the prior financial year and adverse exchange rate movements.

– **Service revenue:** Decreased by 1.3%, however on an organic basis, increased by 6.3%, with Europe, Africa and Business all growing. Excluding Turkey, the Group had good service revenue growth of +3.7% on an organic basis.

– **Operating profit:** Decreased by 74.6% to €3.7 billion primarily reflects business disposals in the prior financial year, in particular the €8.6 billion gain on disposal of Vantage Towers.

– **Adjusted EBITDAaL:** Increased by 2.2% on an organic basis as good service revenue progress was partially offset by higher energy costs and other inflationary impacts. Excluding Turkey, adjusted EBITDAaL declined by 0.6% on an organic basis.

– **Earnings per share:** Basic earnings per share from continuing operations was 4.45 eurocents, compared to basic earnings per share of 43.66 eurocents in the prior year, primarily due to lower operating profit. Adjusted basic earnings per share was 7.47 eurocents, compared to 11.28 eurocents in the prior year, primarily due to lower adjusted EBITDAaL.

– **Discontinued operations:** Following the announcement that we entered into binding sale agreements with respect to the sales of Vodafone Spain and Vodafone Italy, both businesses are now reported separately as discontinued operations in the consolidated financial statements.

 **Click or scan to watch our Group Chief Executive, Margherita Della Valle and Group Chief Financial Officer, Luka Mucic, talk about our financial performance in FY24:**
investors.vodafone.com/videos

Group financial performance

	FY24[1] €m	Re-represented[2] FY23 €m	Reported change %
Revenue	**36,717**	**37,672**	(2.5)
– Service revenue	29,912	30,318	(1.3)
– Other revenue	6,805	7,354	
Adjusted EBITDAaL[3,4]	**11,019**	**12,424**	(11.3)
Restructuring costs	(703)	(538)	
Interest on lease liabilities[5]	440	355	
Loss on disposal of property, plant and equipment and intangible assets	(34)	(41)	
Depreciation and amortisation of owned assets	(7,397)	(7,520)	
Share of results of equity accounted associates and joint ventures	(96)	433	
Impairment reversal/(loss)	64	(64)	
Other income	372	9,402	
Operating profit	**3,665**	**14,451**	(74.6)
Investment income	581	232	
Financing costs	(2,626)	(1,609)	
Profit before taxation	**1,620**	**13,074**	
Income tax expense	(50)	(492)	
Profit for the financial year - Continuing operations	**1,570**	**12,582**	
Loss for the financial year - Discontinued operations	**(65)**	**(247)**	
Profit for the financial year	**1,505**	**12,335**	
Attributable to:			
– Owners of the parent	1,140	11,838	
– Non-controlling interests	365	497	
Profit for the financial year	**1,505**	**12,335**	
Basic earnings per share - Continuing operations	4.45c	43.66c	
Basic earnings per share - Total Group	4.21c	42.77c	
Adjusted basic earnings per share[3]	7.47c	11.28c	

Notes:
1. The FY24 results reflect average foreign exchange rates of €1:£0.86, €1:INR 89.80, €1:ZAR 20.31, €1:TRY 29.08 and €1: EGP 34.83.
2. The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 'Discontinued operations and assets held for sale' in the consolidated financial statements for more information.
3. Adjusted EBITDAaL and Adjusted basic earnings per share are non-GAAP measures. See page 235 for more information.
4. Includes depreciation on leased assets of €3,003 million (FY23: €2,682 million).
5. Reversal of interest on lease liabilities included within Adjusted EBITDAaL under the Group's definition of that metric, for re-presentation in financing costs.

Our financial performance (continued)

Geographic performance summary

Following the announcements that we have entered into binding agreements in relation to the sale of Vodafone Spain and Vodafone Italy, we have updated our financial reporting to recognise that Vodafone Spain and Vodafone Italy are now discontinued operations, in accordance with International Financial Reporting Standards ('IFRS'). Accordingly, Vodafone Spain and Vodafone Italy are excluded from the results of continuing operations and are instead presented as a single amount as a loss after tax from discontinued operations in the Group's consolidated income statement. Discontinued operations are also excluded from the Group's segment reporting. The FY23 comparatives in the tables below have been re-presented to reflect that Vodafone Spain and Vodafone Italy are discontinued operations and should be used as the basis of comparison to our FY24 results.

Segment results	Total revenue FY24 €m	FY23 €m	Service revenue FY24 €m	FY23 €m	Adjusted EBITDAaL[1] FY24 €m	FY23 €m	Adjusted EBITDAaL margin[1] FY24 %	FY23 %	Capital additions FY24 €m	FY23 €m
Germany	12,957	13,113	11,453	11,433	5,017	5,323	38.7	40.6	2,515	2,558
UK	6,837	6,824	5,631	5,358	1,408	1,350	20.6	19.8	866	882
Other Europe	5,504	5,744	4,722	5,005	1,516	1,632	27.5	28.4	845	880
Turkey[2,3]	2,362	2,072	1,746	1,593	510	424	21.6	20.5	319	234
Africa[3]	7,420	8,076	5,951	6,556	2,539	2,880	34.2	35.7	1,005	1,123
Vantage Towers	-	1,338	-	-	-	795			-	551
Common Functions	1,864	1,750	559	530	29	20			781	839
Eliminations	(227)	(1,245)	(150)	(157)	-	-			-	-
Group[4]	**36,717**	**37,672**	**29,912**	**30,318**	**11,019**	**12,424**	**30.0**	**33.0**	**6,331**	**7,067**

Segment service revenue growth	FY23 Q4 %	H2 %	Total %	FY24 Q1 %	Q2 %	H1 %	Q3 %	Q4 %	H2 %	Total %
Germany	(2.8)	(2.3)	(1.6)	(1.3)	1.0	(0.1)	0.3	0.6	0.5	0.2
UK	(1.6)	0.5	4.0	3.0	5.1	4.1	5.5	6.8	6.2	5.1
Other Europe	(5.2)	(1.8)	0.1	(7.4)	(7.2)	(7.3)	(7.8)	0.3	(4.0)	(5.7)
Turkey[2,3]	32.4	9.3	(4.6)	(8.5)	21.6	7.4	6.8	15.6	11.7	9.6
Africa[3]	(11.2)	(4.5)	2.7	(14.3)	(14.8)	(14.6)	(7.5)	1.2	(3.4)	(9.2)
Group[4]	**(3.2)**	**(1.6)**	**0.4**	**(4.7)**	**(1.9)**	**(3.3)**	**(1.5)**	**2.9**	**0.7**	**(1.3)**

Segment organic service revenue growth[1]	FY23 Q4 %	H2 %	Total %	FY24 Q1 %	Q2 %	H1 %	Q3 %	Q4 %	H2 %	Total %
Germany	(2.8)	(2.3)	(1.6)	(1.3)	1.1	(0.1)	0.3	0.6	0.5	0.2
UK	3.8	4.6	5.6	5.7	5.5	5.6	5.2	3.6	4.4	5.0
Other Europe	3.6	2.8	2.8	4.1	3.8	3.9	3.6	5.5	4.6	4.2
Turkey[2,3]	54.9	51.7	43.5	74.1	85.0	79.3	90.4	105.6	97.8	88.5
Africa[3]	7.0	7.5	7.5	9.0	9.0	9.0	8.8	10.0	9.4	9.2
Group[4]	**3.4**	**3.6**	**3.9**	**5.4**	**6.6**	**6.0**	**6.3**	**7.1**	**6.7**	**6.3**

Notes:
1. Organic service revenue growth, Group Adjusted EBITDAaL and Group Adjusted EBITDAaL margin are non-GAAP measures. See page 235 for more information.
2. Comprises only Vodafone Turkey in FY24. The comparative period includes the results of Vodafone Ghana which, as previously reported, was sold in February 2023.
3. Service revenue growth and Organic service revenue growth metrics for FY23 have been re-presented to reflect the move of Vodafone Egypt to Vodacom from 1 April 2023 and the segment has been re-named Africa.
4. Prior year Group metrics for Total revenue, Service revenue, Service revenue growth, Organic Service revenue growth, Adjusted EBITDAaL Adjusted EBITDAaL margin and Capital additions have been re-presented to reflect that Vodafone Spain and Vodafone Italy are now reported as discontinued operations and are therefore excluded from these Group metrics.

Germany: Underlying improvement offset by first MDU impact

	FY24 €m	FY23 €m	*Reported change %*	*Organic change[1] %*
Total revenue	**12,957**	13,113	*(1.2)*	
Service revenue	**11,453**	11,433	*0.2*	*0.2*
Other revenue	**1,504**	1,680		
Adjusted EBITDAaL	**5,017**	5,323	*(5.8)*	*(5.8)*
Adjusted EBITDAaL margin	**38.7%**	40.6%		

Note:
1. Organic growth is a non-GAAP measure. See page 235 for more information.

Growth

Total revenue decreased by 1.2% to €13.0 billion, driven by lower equipment revenue. Service revenue grew by 0.2% (Q3: 0.3%, Q4: 0.6%) as the contribution from higher broadband ARPU was largely offset by the cumulative impact of broadband and TV customer losses and lower regulated rates for terminating mobile calls. Growth improved in Q4, as higher consumer mobile ARPU and customer base growth was partially offset by a 0.9 percentage point impact from the end to bulk TV contracting in Multi Dwelling Units ('MDUs').

Fixed service revenue increased by 0.3% (Q3: 1.0%, Q4: -0.2%) as broadband ARPU growth was partially offset by the impact of a lower broadband and TV customer base. The slowdown in fixed service revenue growth in Q4 was primarily driven by a 1.7 percentage point impact from changes to German TV laws. Mobile service revenue was stable year-on-year (Q3: -0.5%, Q4: +1.8%) as ARPU growth and higher roaming and visitor revenue were offset by a lower prepaid customer base and a reduction in mobile termination rates. Mobile service revenue growth in Q4 improved having lapped the renewal and rephasing of a large multi-year IoT contract last year, which had adversely impacted prior quarters. Mobile service revenue growth in Q4 was also supported by higher IoT project revenue, consumer contract ARPU growth, and a higher customer base. Vodafone Business service revenue was stable year-on-year (Q3: -1.9%, Q4: +1.0%) as good demand for fixed services, including cloud and security, was offset by a strong prior year performance in public sector and lower IoT revenue following the renewal of a major multi-year IoT automotive contract in the prior year.

Adjusted EBITDAaL declined by 5.8%, reflecting a 2.7 percentage point impact from higher energy costs. The decline also reflected higher wage, inflation-linked lease costs, and customer acquisition costs, as well as investments made to support the MDU transition. The Adjusted EBITDAaL margin was 1.9 percentage points lower year-on-year at 38.7%.

Customers

During the year, we re-engineered our commercial model and launched a number of new products and services to better serve our customers. In broadband, we restored our market leading network quality position. This was reflected in four major independent network test results from Connect, CHIP, Computer BILD and nPerf where we achieved leading quality and reliability scores. Reflecting inflationary pressure, we have increased the price of our broadband packages. As expected, this impacted our commercial performance with our broadband customer base declining by 392,000 during the year. Our converged customer base increased by 99,000 to 2.4 million.

Ahead of changes to German TV laws, which take effect from July 2024 and change the practice of bulk TV contracting in MDUs, we have started migrating end users to new contracts at scale. Based on our experience to date, we expect to retain around 50% of the 8.5 million MDU TV households. At the end of March 2024, we had already actively retained 1.9 million households. Our total TV customer base declined by 1.0 million during the year, primarily due to the MDU transition, which began in the last quarter of FY24.

We added 239,000 new mobile contract customers in FY24, supported by our new propositions, the ongoing optimisation of sales channels and an improved performance of Vodafone's own brands. We also added 8.0 million IoT connections, driven by continued strong demand from the automotive sector. During the year, we agreed a long-term national roaming partnership with 1&1. We expect to deliver mobile coverage nationwide to 1&1's customers from the second half of the 2024 calendar year. Our fibre-to-the-home ('FTTH') joint venture, OXG Glasfaser, started its network rollout during the year, initially in Neuss, Düsseldorf, Marburg and Kassel. OXG Glasfaser will deploy FTTH to up to seven million homes over a six-year period and is complementary to our upgrade plans for our existing hybrid fibre cable network.

Our financial performance (continued)

UK: Strong growth in Consumer and Business

	FY24 €m	FY23 €m	Reported change %	Organic change[1] %
Total revenue	**6,837**	6,824	0.2	
Service revenue	**5,631**	5,358	5.1	5.0
Other revenue	**1,206**	1,466		
Adjusted EBITDAaL	**1,408**	1,350	4.3	4.0
Adjusted EBITDAaL margin	**20.6%**	19.8%		

Note:
1. Organic growth is a non-GAAP measure. See page 235 for more information.

Growth

Total revenue increased by 0.2% to €6.8 billion as service revenue growth was offset by a decline in equipment revenue. Service revenue increased by 5.1% (Q3: 5.5%, Q4: 6.8%). Organic growth in service revenue increased by 5.0% (Q3: 5.2%, Q4: 3.6%), driven by continued strong growth in the Consumer and Business segments. The lower service revenue growth in Q4 was driven by Business following strong project revenue in prior periods.

Mobile service revenue grew by 5.4% (Q3: 5.8%, Q4: 6.8%). Organic growth in mobile service revenue was 5.4% (Q3: 5.4%, Q4: 3.7%), driven by good commercial momentum, annual price increases, and higher roaming revenue, partially offset by the migration of the Virgin Media MVNO off our network. The lower growth in Q4 was driven by a strong Business performance in prior periods. Fixed service revenue grew by 4.1% (Q3: 4.6%, Q4: 7.0%). Organic growth in fixed service revenue was 3.9% (Q3: 4.6%, Q4: 3.5%) driven by good Consumer customer base growth.

Vodafone Business service revenue increased by 3.3% (Q3: 6.3%, Q4: 2.6%). Organic growth in Vodafone Business service revenue was 3.2% (Q3: 5.8%, Q4: -0.5%), due to strong growth in mobile supported by annual price increases. Growth was also supported by our IoT business and during the year, we announced we will be providing IoT connectivity to Britain's smart metering network through our partnership with Data Communications Company ('DCC'). Fixed sales momentum continued to improve throughout the year. We also announced a new channel called Business IT Hubs, which is planning to establish 300 franchise partners to help SMEs better manage their IT solutions.

Adjusted EBITDAaL increased by 4.3% in the year. On an organic basis, Adjusted EBITDAaL increased by 4.0%, with strong service revenue growth, partially offset by a 1.8 percentage point impact from higher energy costs, and the migration of the Virgin Media MVNO off our network. The adjusted EBITDAaL margin improved by 0.8 percentage points year-on-year on a reported and organic basis to 20.6%.

Customers

During the year our mobile contract customer base continued to grow, however this was offset by low value disconnections in Business. In the second half of the year, we were recognised as a Consumer NPS co-leader in the market and we are now the joint lowest complained about mobile operator, as measured by Ofcom, reflecting the significant improvements and investment we have made to our customer experience over the last few years. Our digital prepaid sub-brand 'VOXI' continued to grow, with 120,000 customers added during the year. Through our partnerships with CityFibre and Openreach we can now reach 15.3 million households with full fibre broadband, more than any other provider in the UK. We are one of the fastest growing broadband providers in the UK and our broadband customer base increased by 160,000.

Portfolio

In June 2023, we announced a binding agreement to combine our UK business with Three UK to create a sustainable, and competitive third scaled network operator in the UK. Following the merger, which we expect to close around the end of the 2024 calendar year, Vodafone and CK Hutchison will own 51% and 49% of the combined business, respectively. This combination is expected to provide customers with greater choice and more value, drive greater competition, and enable increased investment with a clear £11 billion plan to create one of Europe's most advanced standalone 5G networks.

Other Europe[1]: Service revenue growth in all markets

	FY24 €m	FY23[1] €m	Reported change %	Organic change[2] %
Total revenue	**5,504**	5,744	(4.2)	
Service revenue	**4,722**	5,005	(5.7)	4.2
Other revenue	**782**	739		
Adjusted EBITDAaL	**1,516**	1,632	(7.1)	1.5
Adjusted EBITDAaL margin	**27.5%**	28.4%		

Notes:
1. Other Europe markets comprise Portugal, Ireland, Greece, Romania, Czech Republic and Albania. The comparative metrics include the results of Vodafone Hungary which, as previously reported, was sold in January 2023.
2. Organic growth is a non-GAAP measure. See page 235 for more information.

Growth

Total revenue declined by 4.2% to €5.5 billion, reflecting the disposal of Vodafone Hungary in the prior year. Service revenue decreased by 5.7% (Q3: -7.8%, Q4: +0.3%). Organic growth in service revenue increased by 4.2% (Q3: 3.6%, Q4: 5.5%), with all six markets growing during the year, supported by good commercial momentum and our price actions in most markets. The acceleration in quarterly trends was driven by public sector project work.

In Portugal, both our Consumer and Business segments continued to perform well, also supported by inflation-linked contractual price increases implemented in March 2023. In Ireland, service revenue increased, driven by a higher average customer base, and supported by our annual contractual price increases. Service revenue in Greece grew, reflecting strong demand for Business fixed services.

Vodafone Business service revenue increased by 0.4% (Q3: -1.3%, Q4: 8.1%). Organic growth in Vodafone Business service revenue was 7.9% (Q3: 7.8%, Q4: 12.2%) during the year, with growth in both connectivity and digital services, including IoT and Cloud. Growth in connectivity was supported by a higher customer base, price increases in the Soho and SME customer segments across our markets and growth in digital services, with public sector contract wins in Romania.

Adjusted EBITDAaL decreased by 7.1% in the year. On an organic basis, Adjusted EBITDAaL grew by 1.5%, as service revenue growth and ongoing cost efficiencies were offset by the 0.6 percentage point impact from higher energy costs, as well as one-off bad debt impacts in relation to certain customer contracts in Greece. The Adjusted EBITDAaL margin decreased by 0.9 percentage points year-on-year (organic: -1.4 percentage points) at 27.5%.

Customers

During FY24, we maintained our good commercial momentum. In Portugal, we added 167,000 mobile contract customers and 58,000 fixed broadband customers. In Ireland, our mobile contract customers base increased by 30,000. Through our fixed wholesale network access partnerships, we now cover over 1.4 million households in Ireland with FTTH. In Greece, we added 146,000 mobile contract customers, and our broadband customer base declined by 12,000.

Portfolio

In September 2022, we announced that we had entered into an agreement to buy Portugal's fourth largest converged operator, Nowo Communications, from Llorca JVCO Limited, the owner of Masmovil Ibercom S.A. The transaction is conditional on regulatory approval. We submitted proposed remedies which were rejected in early 2024. After reviewing the competition authority's comments and exploring further options to address the authority's concerns, we submitted revised proposals that are currently being considered by the competition authority.

25 Vodafone Group Plc
Annual Report 2024
Strategic report | Governance | Financials | Other information

Turkey: Outperforming in an inflationary environment

	Turkey FY24 €m	Turkey and Ghana[1] FY23 €m	*Reported change %*	*Organic change[2] %*
Total revenue	**2,362**	2,072	*14.0*	
Service revenue	**1,746**	1,593	*9.6*	*88.5*
Other revenue	**616**	479		
Adjusted EBITDAaL	**510**	424	20.3	*99.9*
Adjusted EBITDAaL margin	**21.6%**	20.5%		

Notes:
1. The comparative period includes the results of Vodafone Ghana which was sold in February 2023 (previously reported within Other Markets, which also included Turkey).
2. Organic growth is a non-GAAP measure. See page 235 for more information. .

Growth
Total revenue increased by 14.0% to €2.4 billion, with strong service revenue growth partly offset by a significant devaluation of the local currency and the disposal of Vodafone Ghana in the prior financial year.

Despite material currency devaluation, service revenue increased in euro terms by 9.6% (Q3: 6.8%, Q4: 15.6%). Organic growth in service revenue in Turkey was 88.5% (Q3: 90.4%, Q4: 105.6%), driven by ongoing repricing actions to reflect the high inflationary environment and value accretive base management activities.

Vodafone Business service revenue increased by 20.1% (Q3: 20.5%, Q4: 20.3%). Organic growth in Vodafone Business service revenue was 87.4% (Q3: 94.7%, Q4: 102.2%) during the year, driven by higher connectivity revenue and strong Business demand for our cloud and IoT services. In February 2024, we announced our partnership with DAMAC to build a new data centre in Izmir.

Adjusted EBITDAaL increased by 20.3% in the year, growing in euro terms during FY24. On an organic basis, adjusted EBITDAaL in Turkey increased by 99.9%, supported by ongoing digitalisation and our continued focus on cost efficiency, in the context of significant inflationary pressure on our cost base. The Adjusted EBITDAaL margin increased by 1.1 percentage points year-on-year (organic: 1.0 percentage points) at 21.6%.

Customers
We maintained our good commercial momentum, adding 1.4 million mobile contract customers during the year, including migrations of prepaid customers. We also increased investments to improve our networks after the earthquake in the prior year.

Hyperinflationary accounting in Turkey
Turkey was designated as a hyperinflationary economy on 1 April 2022 in line with IAS 29 'Financial Reporting in Hyperinflationary Economies'. See note 1 'Basis of preparation' in the consolidated financial statements for further information.

Organic growth metrics exclude the impact of the hyperinflation adjustment and foreign exchange translation in Turkey. On an organic basis, Group service revenue growth excluding Turkey was 3.7% (Q3: 3.6%, Q4: 4.0%) and adjusted EBITDAaL excluding Turkey declined by 0.6%.

Africa: Resilient performance

	FY24 €m	Re-presented[1] FY23 €m	*Reported change %*	*Organic change[2] %*
Total revenue	**7,420**	8,076	*(8.1)*	
Service revenue	**5,951**	6,556	*(9.2)*	*9.2*
Other revenue	**1,469**	1,520		
Adjusted EBITDAaL	**2,539**	2,880	*(11.8)*	*6.4*
Adjusted EBITDAaL margin	**34.2%**	35.7%		

Notes:
1. The comparative metrics for FY23 have been re-presented to reflect the move of Vodafone Egypt to Vodacom from 1 April 2023 and the segment has been re-named Africa.
2. Organic growth is a non-GAAP measure. See page 235 for more information.

Growth
Total revenue declined by 8.1% to €7.4 billion due to the depreciation of local currencies versus the euro. Service revenue decreased by 9.2% (Q3: -7.5%, Q4: +1.2%). Organic growth in service revenue grew by 9.2% (Q3: 8.8%, Q4: 10.0%) with growth in South Africa, Egypt and Vodacom's international markets.

In South Africa, service revenue growth was supported by the Consumer mobile contract segment, which benefited from a price increase in the first quarter, and good fixed line growth in Consumer and Business. Growth slowed in Q4 due to a strong prior year comparative, reflecting an acceleration in customer data usage during widespread power outages, and pressure on wholesale revenue. Financial services revenue grew by 7.9% to €156.9 million on an organic basis, supported by growth in our insurance services.

Service revenue in Egypt grew strongly during the year and accelerated in Q4, above inflation. The acceleration was supported by sustained customer base growth, price increases in mobile and fixed, robust demand for data and strong growth in our financial services product, 'Vodafone Cash'. Vodafone Cash revenue more than doubled in FY24 to €95.8 million.

In Vodacom's international markets, service revenue growth was supported by a higher customer base and strong M-Pesa and data revenue growth. M-Pesa revenue grew by 13.4% on an organic basis and now represents 26.8% of service revenue.

Adjusted EBITDAaL declined by 11.8% during the year. On an organic basis, adjusted EBITDAaL increased by 6.4%, supported by service revenue growth and cost initiatives, partially offset by an increase in technology operating expenses associated with higher energy costs. The Adjusted EBITDAaL margin decreased by 1.5 percentage points year-on-year (organic: -1.1 percentage points) to 34.2%.

Customers
In South Africa, we added 125,000 contract customers in the year, and now have a mobile contract base of 6.8 million. We added 5.7 million mobile prepaid SIMs in the year, supported by our big data led customer value management capabilities which offer personalised bundles to customers. Across our active customer base, 81.5% of our mobile customers now use data services, an increase of 3.3 million year-on-year. Our 'VodaPay' super-app continued to gain traction with 5.8 million registered users.

In Egypt, we added 437,000 contract customers and 2.4 million prepaid mobile customers during the year, and we now have 48.3 million customers. 'Vodafone Cash' now has 8.2 million active users with 2.8 million users added during the year.

In Vodacom's international markets, we added 4.0 million mobile customers and our mobile customer base is now 54.2 million, with 63.5% of active customers using our data services.



Click or scan to watch Vodacom presentations: **vodacom.com/presentations**



Click to see further information on our operations in Africa: **vodacom.com**

Our financial performance (continued)

Discontinued Operations

Italy

	FY24 €m	FY23 €m	Reported change %	Organic change[1] %
Total revenue	**4,668**	4,809	(2.9)	
Service revenue	**4,184**	4,251	(1.6)	(1.6)
Other revenue	**484**	558		

Note:

1. Organic growth is a non-GAAP measure. See page 235 for more information.

On 15 March 2024, we announced that we had entered into a binding agreement to sell Vodafone Italy to Swisscom AG for €8 billion upfront cash proceeds (subject to customary closing adjustments). Completion is expected to take place during the first half of the 2025 calendar year. The Group recorded a non-cash charge of €83 million, included in discontinued operations as a result of the re-measurement of Vodafone Italy to fair value less costs to sell. See note 7 to the consolidated financial statements for further information.

Total revenue declined 2.9% to €4.7 billion due to lower service revenue and equipment revenue. Service revenue declined by 1.6% (Q3: -1.3%, Q4: -2.5%), as continued price pressure in the mobile value segment was only partly offset by strong Business demand for our fixed line connectivity and digital services. Vodafone Business service revenue increased by 7.6% (Q3: 7.5%, Q4: 6.1%) during the year, driven by strong fixed connectivity and digital services growth.

Spain

	FY24 €m	FY23 €m	Reported change %	Organic change[1] %
Total revenue	**3,846**	3,907	(1.6)	
Service revenue	**3,429**	3,514	(2.4)	(2.4)
Other revenue	**417**	393		

Note

1. Organic growth is a non-GAAP measure. See page 235 for more information.

On 31 October 2023, we announced that we had entered into binding agreements with Zegona Communications plc in relation to the sale of 100% of Vodafone Spain. We expect final approval from the Spanish authorities to be granted imminently, with completion to occur shortly thereafter. On completion, we will receive €4.1 billion in cash (subject to customary closing adjustments) and €0.9 billion in the form of Redeemable Preference Shares, which redeem no later than six years after closing. Vodafone and Zegona have entered into an agreement whereby Vodafone will provide certain services to Vodafone Spain after completion of the transaction and Vodafone will continue to have a presence in Spain through its Innovation Hub in Malaga. The Group recorded a non-cash charge of €345 million, included in discontinued operations as a result of the re-measurement of Vodafone Spain to fair value less costs to sell. See note 7 to the consolidated financial statements for further information.

Total revenue declined by 1.6% to €3.8 billion due to lower service revenue. Service revenue declined by 2.4% (Q3: -1.1%, Q4: -2.9%) due to continued price competition in the Consumer value segment, a lower customer base and a reduction in mobile termination rates. Vodafone Business service revenue declined by 1.2% (Q3: +2.2%, Q4: -2.7%) as lower mobile connectivity revenue, due to price competition in the SoHo customer segment, was only partially offset by good demand for Business digital services, particularly in Q3.

Vodafone Investments

	FY24 €m	FY23 €m
Vantage Towers (Oak Holdings 1 GmbH)	**(85)**	-
VodafoneZiggo Group Holding B.V.	**(177)**	137
Safaricom Limited	**159**	195
Indus Towers Limited	**140**	50
Other[1] (including TPG Telecom Limited)	**(133)**	51
Share of results of equity accounted associates and joint ventures	**(96)**	**433**

Note:

1. The Group's investment in Vodafone Idea Limited ('VIL') was reduced to €nil in the year ended 31 March 2020 and the Group has not recorded any profit or loss in respect of its share of VIL's results since that date.

Vantage Towers – 53.9% ownership

On 23 March 2023, we announced the completion of Oak Holdings GmbH, our co-control partnership for Vantage Towers with a consortium of long-term infrastructure investors led by Global Infrastructure Partners and KKR. We received initial net proceeds of €4.9 billion in March 2023, and a further €500 million in July 2023, taking total net proceeds to €5.4 billion and the Consortium's ownership in Oak Holdings GmbH to 40%. During the year, total revenue increased 6.3% to €1.1 billion, driven by 2,400 net new tenancies and 1,100 new macro sites. As a result, the tenancy ratio increased to 1.50x. Vodafone's share of results in FY24 reflects the amortisation of intangible assets arising from the completion of the co-control partnership for Vantage Towers. During the year, Vodafone received €196 million in dividends from Vantage Towers.

VodafoneZiggo Joint Venture (Netherlands) – 50.0% ownership

The results of VodafoneZiggo are prepared under US GAAP, which is broadly consistent with Vodafone's IFRS basis of reporting. Total revenue increased 1.5% to €4.1 billion, as contractual price increases and mobile contract customer growth were partially offset by a decline in the fixed customer base. During the year, VodafoneZiggo added 129,000 mobile contract customers. VodafoneZiggo's broadband customer base declined by 115,000 customers to 3.2 million due to the competitive price environment. The number of converged households increased by 20,000 and 48% of broadband customers are now converged, delivering significant NPS and customer loyalty benefits. VodafoneZiggo now offers gigabit speeds to 7.5 million homes, providing nationwide coverage. Vodafone's lower share of results in FY24 was largely due to lower adjusted EBITDA, lower gains on derivative financial instruments and higher third-party interest expenses. During the year, Vodafone received €100 million in equity distributions and €51 million in interest payments from the joint venture.

Safaricom Associate (Kenya) – 27.8% ownership
Safaricom service revenue declined to €2.1 billion, as the devaluation of the local currency was only partially offset by a higher customer base and strong mobile data and M-Pesa growth. Vodafone's lower share of results was due to the depreciation of the Kenyan shilling versus the euro. During the year, Vodafone received €122 million in dividends from Safaricom.

Indus Towers Limited Associate (India) – 21.0% ownership
Following the sale of shares in Indus Towers Limited ('Indus Towers') in February and March 2022, the Group holds 567.2 million shares in Indus Towers. Vodafone's higher share of results in FY24 was largely due to higher adjusted EBITDAaL.

Vodafone Idea Limited Joint Venture (India) – 31.4% ownership
See note 29 'Contingent liabilities and legal proceedings' in the consolidated financial statements for more information.

Vodafone Idea Limited has undertaken equity fund-raisings totalling €2.2 billion since 31 March 2024, reducing the Group's shareholding to 23.2%.

TPG Telecom Limited Joint Venture (Australia) – 25.1% ownership
TPG Telecom Limited is a fully integrated telecommunications operator in Australia. Hutchison Telecommunications (Australia) Limited owns an equivalent economic interest of 25.1%, with the remaining 49.9% listed as free float on the Australian stock exchange. We also hold a 50% share of loan facilities of AU$2.5 billion, US$1.0 billion and €0.6 billion (2023: US$3.5 billion) held within the structure that holds the Group's equity stake in TPG Telecom. During the year, Vodafone received €23 million in dividends from TPG Telecom.

Net financing costs

	FY24 €m	Re-presented[1] FY23 €m	Reported change %
Investment income	581	232	
Financing costs	(2,626)	(1,609)	
Net financing costs	**(2,045)**	**(1,377)**	(48.5)
Adjustments for:			
Mark-to-market losses	97	(534)	
Foreign exchange losses	173	135	
Adjusted net financing costs[2]	**(1,775)**	**(1,776)**	0.1

Notes:

1. The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 'Discontinued operations and assets held for sale' in the consolidated financial statements for more information.
2. Adjusted net financing costs is a non-GAAP measure. See page 235 for more information.

Net financing costs increased by €668 million, primarily due to year-on-year changes of mark-to-market gains recycled from reserves on derivatives that were previously in cash flow hedge relationships and mark-to-market movements on the revaluation of the embedded derivative option linked to the Group's bank borrowings secured against Indian assets.

Adjusted net financing costs are in line with prior year, reflecting both a decrease in average net debt balances and higher returns on cash and short-term investments, offset by interest movements on lease liabilities and other items outside of net debt.

Taxation

	FY24 %	Re-presented[1] FY23 %	Change pps
Effective tax rate	**3.1%**	3.8%	(0.7)
Adjusted effective tax rate[2]	**24.5%**	25.6%	(1.1)

Notes:

1. The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 'Discontinued operations and assets held for sale' in the consolidated financial statements for more information.
2. Adjusted effective tax rate is a non-GAAP measure. See page 235 for more information.

The Group's effective tax rate ('ETR') for the year ended 31 March 2024 was 3.1%, (FY23: 3.8%). The rate remains low following the recognition of a €1,019 million deferred tax asset on losses in Luxembourg as a result of favourable case law during the year. The ETR also reflects a tax credit of €249 million (2023: €309 million) relating to the impacts of inflation in Turkey.

The year ended 31 March 2023 included gains on the disposals of Vantage Towers and Vodafone Ghana which were largely exempt from tax, except for a €88 million charge relating to the disposal of Vantage Towers, as well as the hyperinflation accounting impacts in Turkey and utilisation of losses in Luxembourg.

The Group's Adjusted ETR ('AETR') for the year ended 31 March 2024 was 24.5% (FY23: 25.6%). The AETR excludes the recognition of a deferred tax asset in Luxembourg, the impact of a €598 million tax charge (2023: €33 million) relating to the use of losses in Luxembourg and the effects of inflation in Turkey.

The charge on losses in Luxembourg is higher than the prior year because of an internal restructuring in 2023 which resulted in a loss. As a result of that restructuring, profits in Luxembourg are no longer subject to changes in the value of investments. The effects of hyperinflation accounting in Turkey, and the tax charge relating to the disposal of Vantage Towers in 2023, are set out above.

The main drivers for the reduction in the AETR are the mix of profits between jurisdictions in 2024 compared to 2023 and Vodafone Spain moving to discontinued operations accounting in 2024 as previously the non-recognition of tax losses in Spain increased AETR.

Our financial performance (continued)

Earnings per share

	FY24 eurocents	Re-presented[1] FY23 eurocents	*Reported change eurocents*
Basic earnings per share - Continuing operations	**4.45c**	**43.66c**	(39.21)c
Basic earnings per share - Total Group	**4.21c**	**42.77c**	(38.56)c
Adjusted basic earnings per share[2]	**7.47c**	**11.28c**	(3.81)c

Notes:
1. The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 'Discontinued operations and assets held for sale' in the consolidated financial statements for more information.
2. Adjusted basic earnings per share is a non-GAAP measure. See page 235 for more information.

Basic earnings per share from continuing operations was 4.45 eurocents, compared to 43.66 eurocents for FY23. The decrease was primarily due to gains on disposal in the prior year of Vantage Towers A.G. and Vodafone Ghana, partially offset by the loss on the disposal of Vodafone Hungary.

Adjusted basic earnings per share was 7.47 eurocents, compared to 11.28 eurocents for FY23. The decrease was primarily due to lower Adjusted EBITDAaL.

Consolidated statement of financial position

The consolidated statement of financial position is set out on page 136. Details on the major movements of both our assets and liabilities in the year are set out below.

In accordance with IFRS requirements, Vodafone Spain and Vodafone Italy are reported as discontinued operations in the consolidated financial statements. The assets and liabilities of these discontinued operations of €19.0 billion and €6.9 billion, respectively, are classified as held for sale and are presented separately as current items in the consolidated statement of financial position as at 31 March 2024. This results in significant year-on-year movements in reported assets and liabilities in the consolidated statement of financial position.

See note 7 'Discontinued operations and assets held for sale' in the consolidated financial statements for more information.

Assets
Non-current assets
Intangible assets decreased by €8.4 billion between 31 March 2023 and 31 March 2024 to €38.9 billion. This primarily reflects a reduction of €6.7 billion from the classification of Vodafone Spain and Vodafone Italy as discontinued operations and amortisation exceeding additions in the year by €1.2 billion.

Property, plant and equipment decreased by €9.5 billion between 31 March 2023 and 31 March 2024 to €28.5 billion. This reflects a decrease of €6.5 billion in owned assets and a decrease of €3.0 billion in right-of-use assets. These decreases are primarily attributable to the classification of Vodafone Spain and Vodafone Italy as discontinued operations.

Investments in associates and joint ventures decreased by €1.0 billion between 31 March 2023 and 31 March 2024, primarily attributable to a stake sale of 3.9% in Oak Holdings 1 GmbH (Vantage Towers) and dividends received in the year exceeding our share of results.

Deferred tax assets increased by €0.9 billion between 31 March 2023 and 31 March 2024 to €20.2 billion. See note 6 'Taxation' in the consolidated financial statements for more information.

Trade and other receivables decreased by €1.9 billion between 31 March 2023 and 31 March 2024 to €6.0 billion, primarily attributable to a decrease in the carrying value of derivative financial instruments.

Current assets
Current assets decreased by €10.1 billion between 31 March 2023 and 31 March 2024 to €20.5 billion. This was primarily due to a decrease in cash and cash equivalents of €5.5 billion, a decrease of €2.1 billion in Trade and other receivables, which principally reflects the classification of Vodafone Spain and Vodafone Italy as discontinued operations, and a decrease of €1.9 billion in Other investments.

Total equity and liabilities
Total equity decreased by €3.5 billion between 31 March 2023 and 31 March 2024 to €61.0 billion, primarily due to comprehensive expense in the period of €0.7 billion and €2.7 billion of dividends paid to the Group's shareholders.

Non-current liabilities
Non-current liabilities decreased by €3.3 billion between 31 March 2023 and 31 March 2024 to €53.2 billion, primarily due to a decrease in Borrowings arising from the classification of Vodafone Spain and Vodafone Italy as discontinued operations (€2.4 billion).

Current liabilities
Current liabilities decreased by €11.3 billion between 31 March 2023 and 31 March 2024 to €23.3 billion, primarily due to a €6.1 billion decrease in Borrowings and a €4.8 billion decrease in Trade and other payables, of which €2.7 billion reflects the classification of Vodafone Spain and Vodafone Italy as discontinued operations and €1.2 billion reflects the sale of M-Pesa Holding Company Limited to Safaricom plc.

Inflation
The Group continues to apply hyperinflationary accounting, as specified in IAS 29, at its Turkish operations where the functional currency is the Turkish lira and to Safaricom's operations in Ethiopia where the Ethiopian birr is the functional currency. See note 1 'Basis of preparation' in the consolidated financial statements for more information and for a summary of the impact on the financial results of the Group for the year ended 31 March 2024.

Cash flow, capital allocation and funding

Analysis of cash flow

	FY24 €m	FY23 €m	Reported change %
Inflow from operating activities	16,557	18,054	(8.3)
Outflow from investing activities	(6,122)	(379)	(1,515.3)
Outflow from financing activities	(15,855)	(13,430)	(18.1)
Net cash outflow	**(5,420)**	**4,245**	**(227.7)**
Cash and cash equivalents at beginning of the financial year	11,628	7,371	
Exchange gain on cash and cash equivalents	(94)	12	
Cash and cash equivalents at the end of the financial year	**6,114**	**11,628**	

Cash inflow from operating activities decreased to €16,557 million reflecting lower operating profit, excluding a lower share of results in equity accounted associates and joint ventures and a net gain in the prior year resulting from the sale of Vantage Towers, Vodafone Ghana and Vodafone Hungary, and adverse working capital movements, which offset lower taxation payments.

Outflows from investing activities increased to €6,122 million, primarily in relation to the decrease in proceeds received in the prior year from disposal of interests in subsidiaries and a lower net inflow in respect of short-term investments, which outweighed proceeds from the sale of 3.9% of Oak Holdings 1 GmbH and the decrease in the purchase of intangible assets and property, plant and equipment in the year. Short-term investments include highly liquid government and government-backed securities and managed investment funds that are in highly rated and liquid money market investments with liquidity of up to 90 days.

Outflows from financing activities increased to €15,855 million as higher net cash outflows in respect of borrowings, primarily arising from movements in collateral balances, outweighed lower outflows in relation to the purchase of treasury shares and in respect of discontinued operations.

	FY24 €m	Re-presented[1] FY23 €m	Reported change %
Adjusted EBITDAaL[2]	**11,019**	**12,424**	**(11.3)**
Capital additions[3]	(6,331)	(7,067)	
Working capital	(309)	377	
Disposal of property, plant and equipment and intangible assets	14	90	
Integration capital additions	(81)	(200)	
Restructuring costs including working capital movements[4]	(254)	(249)	
Licences and spectrum	(454)	(773)	
Interest received and paid[5]	(1,279)	(1,172)	
Taxation	(724)	(1,228)	
Dividends received from associates and joint ventures	442	617	
Dividends paid to non-controlling shareholders in subsidiaries	(260)	(400)	
Other	-	164	
Free cash flow[2]	**1,783**	**2,583**	**(31.0)**
Acquisitions and disposals	(346)	8,727	
Equity dividends paid	(2,430)	(2,484)	
Share buybacks[5]	-	(1,893)	
Foreign exchange gain/(loss)	(64)	141	
Other movements in net debt[6]	1,065	(613)	
Net debt decrease[2]	**8**	**6,461**	
Opening net debt[2]	(33,250)	(39,711)	
Closing net debt[2]	**(33,242)**	**(33,250)**	**-**
Net debt of Vodafone Spain and Vodafone Italy[2]	(107)	(125)	
Closing net debt incl. Vodafone Spain and Vodafone Italy[2]	**(33,349)**	**(33,375)**	**0.1**
Free cash flow[2]	**1,783**	**2,583**	
Adjustments:			
– Licences and spectrum	454	773	
– Restructuring costs including working capital movements[4]	254	249	
– Integration capital additions	81	200	
– Vantage Towers growth capital expenditure	-	497	
– Other adjustments[7]	28	(163)	
Adjusted free cash flow[2]	**2,600**	**4,139**	

Notes:
1. The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 'Discontinued operations and assets held for sale' in the consolidated financial statements for more information.
2. Adjusted EBITDAaL, Free cash flow, Adjusted free cash flow and Net debt are non-GAAP measures. See page 235 for more information.
3. See page 248 for an analysis of tangible and intangible additions in the year.
4. Includes working capital in respect of integration capital additions.
5. Interest received and paid excludes €406 million outflow (FY23: €296 million) in relation to the cash portion of interest on lease liabilities included within Adjusted EBITDAaL, and €nil of cash flow (FY23: €26 million outflow) from the option structures relating to the issue of the mandatory convertible bonds which is included within Share buybacks. The share buyback programmes completed on 15 March 2023.
6. Other movements in net debt for FY24 includes a net inflow from discontinued operations of €455 million (FY23: €1,175 million outflow), mark-to-market losses recognised in the income statement of €97 million (FY23: €534 million gain) and of €185 million (FY23: €371 million) for the repayment of debt in relation to licences and spectrum.
7. The amount for FY23 includes €120 million received in respect of the Group's fibre joint venture in Germany and an allocation of €43 million from the Vodafone Hungary proceeds for future services to be provided by the Group.

Our financial performance (continued)

Adjusted free cash flow decreased by €1,539 million to €2,600 million in the period. This reflects a decrease in Adjusted EBITDAaL in the period, adverse working capital movements and lower dividends from associates and joint ventures, which outweighed lower capital additions, lower taxation, and lower dividends paid to non-controlling shareholders in subsidiaries.

Acquisitions and disposals includes €500 million in relation to the disposal of 3.9% of Oak Holdings 1 GmbH in the year, offset by a final payment of €494 million to settle the Group's obligations to the minority shareholders in Kabel Deutschland Holding A.G.

Borrowings and cash position

	FY24 €m	FY23 €m	Reported change %
Non-current borrowings	(48,328)	(51,669)	
Current borrowings	(8,659)	(14,721)	
Borrowings	**(56,987)**	**(66,390)**	
Cash and cash equivalents	6,183	11,705	
Borrowings less cash and cash equivalents	**(50,804)**	**(54,685)**	7.1

Borrowings principally includes bonds of €40,743 million (€44,116 million as at 31 March 2023), lease liabilities of €9,672 million (€13,364 million as at 31 March 2023), cash collateral liabilities of €2,628 million (€4,886 million as at 31 March 2023) and €1,720 million (€1,485 million as at 31 March 2023) of bank borrowings that are secured against the Group's shareholdings in Indus Towers and Vodafone Idea.

The decrease in borrowings of €9,403 million was principally driven by repayment of bonds of €4,847 million, a decrease in collateral liabilities of €2,258 million and the transfer of borrowings in Italy and Spain to discontinued operations (€3,553 million), offset by the issuance of new bonds of €1,314 million.

Funding position

	FY24 €m	FY23 €m	Reported change %
Bonds	(40,743)	(44,116)	
Bank loans	(767)	(795)	
Other borrowings including spectrum	(1,457)	(1,744)	
Gross debt[1]	**(42,967)**	**(46,655)**	7.9
Cash and cash equivalents	6,183	11,705	
Short-term investments[2]	3,225	4,305	
Derivative financial instruments[3]	2,204	1,917	
Net collateral liabilities[4]	(1,887)	(4,647)	
Net debt[1]	**(33,242)**	**(33,375)**	0.4

Notes:

1. Gross debt and Net debt are non-GAAP measures. See page 235 for more information.
2. Short-term investments includes €1,201 million (FY23: €1,338 million) of highly liquid government and government-backed securities and managed investment funds of €2,024 million (FY23: €2,967 million) that are in highly rated and liquid money market investments with liquidity of up to 90 days.
3. Derivative financial instruments excludes derivative movements in cash flow hedging reserves of €498 million gain (FY23: €2,785 million gain).
4. Collateral arrangements on derivative financial instruments result in cash being held as security. This is repayable when derivatives are settled and is therefore deducted from liquidity.

Net debt decreased by €133 million to €33,242 million. This was driven by the free cash inflow of €1,783 million together with other movements of €1,065 million, offset by acquisitions and disposals of €346 million and equity dividends of €2,430 million.

Other funding considerations include:

	FY24 €m	FY23 €m
Lease liabilities	(9,672)	(13,364)
Financial liabilities under put options (KDG minority interests)	-	(485)
Net pension fund liabilities	(196)	(258)
Guarantees over loan issued by Australia joint venture	(1,479)	(1,611)
Equity characteristic of 50% attributed by credit rating agencies to 'Hybrid bonds' included in net debt of €8,993 million (€9,942 million as at 31 March 2023)	4,497	4,971

The Group's gross and net debt includes certain bonds which have been designated in hedge relationships, which are carried at €1,229 million higher value (€1,282 million higher as at 31 March 2023) than their euro equivalent redemption value. In addition, where bonds are issued in currencies other than the euro, the Group has entered into foreign currency swaps to fix the euro cash outflows on redemption. The impact of these swaps is not reflected in gross debt and if it were included, the euro equivalent value of the bonds would decrease by €1,559 million (€1,440 million as at 31 March 2023).

Return on capital employed

Return on capital employed ('ROCE') reflects how efficiently we are generating profit with the capital we deploy. We calculate two ROCE measures: i) Pre-tax ROCE for controlled operations only and ii) Post-tax ROCE including associates and joint ventures. ROCE calculated using GAAP measures for the 12 months ended 31 March 2024 was 3.4% (FY23: 13.0%), impacted by gains on disposal in the prior year of Vantage Towers A.G. and Vodafone Ghana, partially offset by the loss on the disposal of Vodafone Hungary.

The table below presents adjusted ROCE metrics.

	FY24[2] %	Re-presented[1] FY23[2] %	Change pps
Pre-tax ROCE (controlled)[2,3]	**7.5%**	**8.2%**	(0.7)
Post-tax ROCE (controlled and associates/joint ventures)[2,3]	**4.5%**	**6.1%**	(1.6)

Notes:

1. The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 'Discontinued operations and assets held for sale' in the consolidated financial statements for more information.

2. FY23 ROCE calculations exclude the results of Vantage Towers until its disposal on 22 March 2023 and the investment in Oak Holdings 1 GmbH from that date. FY23 capital employed for calculating post-tax ROCE (controlled and associates/joint ventures), FY22 Capital employed for calculating pre-tax ROCE (controlled) and FY22 capital employed for calculating post-tax ROCE (controlled and associates/joint ventures) have been adjusted to €57,911 million, €56,192 million and €61,515 million, respectively, for the purposes of calculating relevant FY23 averages.

3. ROCE is calculated by dividing Operating profit by the average of capital employed as reported in the consolidated statement of financial position. Pre-tax ROCE (controlled) and Post-tax ROCE (controlled and associates/joint ventures) are non-GAAP measures. See page 235 for more information.

Share buybacks

There were no share buybacks during the year ended 31 March 2024. On 15 March 2024, the Group announced that the Board has approved the capital return through share buybacks of up to €2 billion of proceeds from the sale of Vodafone Spain. This is expected to commence following the completion of the sale of Vodafone Spain.

Dividends

The Board is recommending total dividends per share of 9.0 eurocents for the year. This includes a final dividend of 4.5 eurocents which compares to 4.5 eurocents in the prior year.

This year's report contains the Strategic Report on pages 1 to 69, which includes an analysis of our performance and position, a review of the business during the year, and outlines the principal risks and uncertainties we face. The Strategic Report was approved by the Board and signed on its behalf by the Group Chief Executive and Group Chief Financial Officer.

Margherita Della Valle
Group Chief Executive

14 May 2024

Luka Mucic
Group Chief Financial Officer

14 May 2024

Purpose, sustainability and responsible business

We connect for a better future

Our approach to ESG

We address Environmental, Social and Governance ('ESG') topics through our Purpose strategy, with the goal of enabling an inclusive, sustainable and trusted digital society.

This year we have simplified and evolved our Purpose strategy to focus on 'Empowering People' and 'Protecting the Planet' in a digital society. This is underpinned by our commitment to 'Maintaining Trust' in everything we do. This evolution from our previous three-pillar Purpose approach reflects the importance of creating a digital society as Vodafone's overarching aim, with a special focus on efforts to ensure the digital society is inclusive and sustainable.

Our purpose is to connect for a better future. We aim to build an inclusive, sustainable and trusted digital society where individuals and businesses can thrive.

Empowering People

We want everyone to fully benefit from the digital society, regardless of who they are or where they live.

Closing the digital divide
We are implementing new technology to roll out our network to rural locations and increase access to smartphones in our markets.

Supporting communities
We provide relevant products and services which aim to address societal challenges such as gender equality, financial inclusion and digital skills, helping to increase productivity and enabling small businesses to thrive.

Supporting vulnerable communities
We provide connectivity and services to some of the most vulnerable groups including refugees, those experiencing abuse or poverty, and after natural disasters.

Read more
on pages 35 to 37

Protecting the Planet

We help to protect our planet by reducing our environmental impact and helping society decarbonise.

Net zero
We are working to reach net zero GHG emissions across our full value chain by 2040.

Enablement
We are helping to enable our customers to reduce their own carbon emissions by 350 million tonnes between 2020 and 2030.

E-waste
We are driving action with the aim of ensuring our network and device waste is reused, resold or recycled.

Read more
on pages 38 to 42

Maintaining Trust

Maintaining trust with our customers, employees, suppliers and the societies we serve is at the heart of everything we do.

Customers
Customers trust us with their data and maintaining this trust is critical.

Data privacy
We respect the privacy preferences of our customers and help improve society through the responsible use of data.

Cyber security
As a provider of critical national infrastructure and connectivity that is relied upon by millions of customers, we prioritise cyber and information security across everything that we do.

Read more
on pages 45 to 51

Employees
We create a safe and inclusive environment for our colleagues.

Health and safety
Creating a safe working environment for everyone working for, and on behalf of Vodafone.

Workplace equality
We seek to develop a diverse and inclusive global workforce that reflects the customers and societies we serve.

Read more
on pages 15 to 20

Society
We aim to ensure that our business operates ethically, lawfully and with integrity.

Human rights
We seek to contribute to the protection and promotion of human rights and freedoms.

Tax and economic contribution
As a major investor, taxpayer and employer, we make a significant contribution to the economies of the countries in which we operate.

Anti-bribery, corruption and fraud
We have a policy of zero tolerance towards bribery, corruption and fraud.

Read more
on pages 51 to 53

Suppliers
We collaborate with our suppliers to promote sustainable and responsible business practices along the entire value chain.

Responsible supply chain
We manage relationships with our direct suppliers and evaluate their commitments to diversity, inclusion and the environment.

Read more
on page 52


Click or scan to learn more about how we help improve digital inclusion:
investors.vodafone.com/videos


Click or scan to learn more about our net zero goal:
investors.vodafone.com/videos


Click or scan to learn more about our approach to data privacy:
investors.vodafone.com/videos


Click or scan to learn more about our approach to cyber security:
investors.vodafone.com/videos


Click or scan to learn more about our human rights approach:
investors.vodafone.com/videos


Click or scan to learn more about our approach to tax:
investors.vodafone.com/videos

Our ESG targets, reporting and governance

Over the past year we have progressed against our ESG targets. These targets are supported by governance from the Board level down, as well as a comprehensive reporting programme.

ESG highlights[1]

85%
4G population coverage
We aim to connect everyone to digital services by expanding network coverage to rural communities in Europe and Africa.
Read more on page 35



66.2m
million customers[2] connected to our financial inclusion services
We aim to connect 75 million customers to mobile money and financial inclusion services by 31 March 2026.
Read more on page 36



3.3m
V-Hub unique visitors
To better support micro, small and medium enterprises ('MSMEs') across Europe and Africa, Vodafone Business offers V-Hub, its digital advice service[3].
Read more on pages 36 to 37



35%
women in management and senior leadership roles
We aim to have 40% women in management roles by 2030.
Read more on page 18



100%
electricity used in Europe matched with renewable sources
Target achieved from July 2021, four years ahead of our original 2025 target.
Read more on pages 39 to 40



59%
reduction in Scope 1 and 2 GHG emissions since 2020
Aiming for net zero operations in Europe by 2028 and in Africa by 2035.
Read more on pages 38 to 39



External ESG assurance

KPMG LLP has provided independent limited assurance over selected data within our ESG Addendum and this report, using the assurance standards ISAE (UK) 3000 and ISAE (UK) 3410 for selected greenhouse gas ('GHG') data. KPMG has issued an unqualified opinion over the selected data, and their full assurance statement, along with the reporting criteria, is available in our ESG Addendum.

Reporting frameworks

Vodafone reports against a number of reporting frameworks to help stakeholders understand our sustainable business performance:

GRI — Our Global Reporting Initiative ('GRI') disclosure is included in our ESG Addendum.



Click to download our ESG Addendum:
investors.vodafone.com/esgaddendum

TCFD — Disclosures are prepared in accordance with the Task Force on Climate-related Financial Disclosures ('TCFD') framework.



Read more in our Climate-related risk section on pages 64 to 69

SASB — Disclosures are prepared in accordance with the Sustainability Accounting Standards Board's ('SASB') Standards.



Click to read our SASB disclosures:
investors.vodafone.com/sasb

UNGC — Vodafone supports the Ten Principles of the United Nations Global Compact ('UNGC').



Click to read our 2024 UNGC Communication on Progress:
unglobalcompact.org

CDP — Vodafone participates in the CDP's annual climate change questionnaire.



Click to read our CDP response:
vodafone.com/sustainability-reports

ESG governance structure

Executive Committee

The Executive Committee has overall accountability to the Board for our purpose and sustainable business strategy and reviews progress annually. Our ESG and Reputation Committee ('ESGR') meets monthly and has responsibility to drive purpose activities and review the submissions to the Board ESG Committee. We continue to include ESG measures in the long-term incentive plan for our senior leaders, and our purpose targets and activities have executive-level ownership.



Read more about remuneration on pages 100 to 118

Board

The Board delegates responsibility for oversight of our ESG programme to the ESG Committee, which regularly engages with our Executive Committee twice a year to provide oversight of our ESG strategy, sustainability activities and responsible business practices.



Read more about the ESG Committee on pages 96 to 97

The ESG Committee meets with the Audit and Risk Committee annually to review ESG annual reporting for which they have joint responsibility.



Read more about the Audit and Risk Committee on pages 89 to 94



Board
ESG Committee
Audit and Risk Committee
Executive Committee
ESG and Reputation Committee
Empowering People
Executive-level sponsor:
Serpil Timuray
Protecting the Planet
Executive-level sponsor:
Joakim Reiter
Maintaining Trust

Read more about the governance underpinning our Maintaining Trust practices on pages 53 to 54

Notes:
1. Continued operations only. Excludes Italy and Spain.
2. As at 31 March 2024.
3. These are cumulative figures since the V-Hub launch in July 2020.

Purpose

Our purpose

Our purpose is to connect for a better future. We aim to create a digital society where everyone can thrive. As one of the largest European and African telecoms companies, we acknowledge our unique position to support making the world a better place.

Vodafone's connectivity and digital services can transform our customers' lives. Every day, more than 300 million people and businesses put their trust in us to connect them to those who matter the most. We give people access to the digital tools that can help them improve their lives and livelihoods. We support small, medium and large businesses to serve their customers and grow. We offer access to financial services for people and businesses left out of traditional banking systems.

The opportunities offered by digital technology are numerous. By connecting 187 million devices to our advanced networks, cloud and Artificial Intelligence services, we are able to help facilitate farmers to increase their yields, mayors to create smarter and greener cities, and delivery drivers to reduce their fuel consumption. We seek to ensure that governments can deliver essential public services digitally, improving citizens' access to education and healthcare.

The digital society we help to enable aims to make our communities more prosperous and more resilient. However, we must seek to ensure that as many people as possible are included and that progress does not come at the cost of the planet. This is why we place Empowering People, Protecting our Planet, and Maintaining Trust at the heart of our purpose as a business, guiding everything we do.

Empowering People

We believe everyone should fully benefit from the digital society, regardless of who they are or where they live. However, with a third of the world's population still offline, a digital divide between the connected and unconnected persists. We focus on overcoming the main barriers to connectivity by increasing network coverage, increasing access to smart devices, and providing services aimed specifically at bringing more women online.

We support millions of small businesses, with 3.3 million micro, small and medium-sized enterprises ('MSMEs') accessing benefits of digitalisation through our V-Hub. Our fintech services in Africa connect more than 66.2 million people, helping to support entrepreneurship, lift communities out of poverty and transform national economies.

We are also there to support people in times of crisis. We provide vital emergency connectivity and relief during major disasters. We connect refugees to digital education and our emergency material transport programme helps provide emergency relief in Africa.

Protecting our Planet

Digital technology has an important role to play in enabling the climate transition, by helping reduce carbon emissions and underpinning climate adaptation technologies.

However, recognising that technology can create its own impact on our climate and nature, we strive to minimise the environmental footprint of our operations, value chain and products and services.

We are working to reduce our environmental impact to reach net zero across our full value chain by 2040. We drive energy efficiency in our operations and seek to match our energy with electricity from renewable sources.

Digital technology has been recognised as a key enabler of carbon savings. We work with our business customers to build solutions to reduce greenhouse gas emissions ('GHG') and lower their planetary impact.

As use of technology expands, we are playing our role in the growing circular economy. We work to minimise the impact of the waste we create from our own operations and encourage greater reuse, repair and recycling of the hardware our customers use.

Maintaining Trust

Integrity is core to who we are and how we act at Vodafone. Recognising that digitalisation can be disruptive and pose new challenges, we want to be a trusted partner to customers, employees, suppliers and the communities we serve in the digital society. We protect their data, ensure that services are delivered securely and responsibly, and provide guidance on how to navigate new technology. We aim to respect human rights across all our operations, and proactively manage risks in our supply chain.

We continue to foster a diverse and inclusive global workforce that reflects the customers and societies we serve. We behave responsibly and transparently and always strive to uphold the highest industry standards.

 **Read more**
on pages 53 to 54

Materiality assessment

In FY24 we undertook a detailed stakeholder engagement exercise to assess our ESG strategy and prioritisation of related topics. The assessment provided an analysis of critical enablers and identified emerging ESG issues relevant to our business, our stakeholders and the societies in which we operate.

Identification of material issues was determined by extensive stakeholder engagement. The views of employees, customers, investors, suppliers and peers were gathered via surveys, interviews and workshops. The preliminary results of the assessment are scheduled for discussion at executive level and will be presented to the ESG Committee.

This stakeholder engagement is a critical step on our journey towards completion of our double materiality assessment ('DMA') as required by the EU's Corporate Sustainability Reporting Directive ('CSRD'). Once completed, the results of the DMA are expected to drive our future strategic focus and non-financial reporting as set out in the CSRD.

UN Sustainable Development Goals ('SDGs')

We have identified two primary SDGs where we and our partners directly contribute to finding lasting solutions to social, economic and environmental challenges and thereby accelerate the delivery of many other SDGs.

 **SDG 9:** Build resilient infrastructure, promote inclusive and sustainable industrialisation and foster innovation.

 **SDG 17:** Strengthen the means of implementation and revitalise the global partnership for sustainable development.

 **Read more on our SDG alignment**
on page 43

Empowering People

We want to spread the benefit of the digital society to more people, regardless of who they are or where they live. Firstly, through closing the digital divide by connecting those who are still unconnected. Secondly, by providing digital services to help people and small businesses prosper. Through Vodafone Foundation we support some of the most vulnerable groups in society.

One third of the planet (2.6 billion) is still offline. In Africa, just 37% of people are using the internet, and in the world's least developed countries the figure drops to 35%.[1] Although the number of internet users in low-income countries is growing, it remains below growth requirements to achieve the UN's target of universal meaningful connectivity by 2030. This target is further threatened by high inflation and the cost-of-living crisis, which has eroded real incomes and pushed millions more into poverty.

The internet is a vital part of everyday life, enabling us to communicate, and to access entertainment and vital services such as mobile money. Research from the World Bank shows that mobile broadband can reduce the number of households in extreme poverty by four percentage points. Expanding broadband penetration across Africa by 10% could boost GDP per capita by 2.5%.[2]

Likewise, we know that MSMEs are less likely to use digital services compared to their larger counterparts. More than 1.2 million European businesses with fewer than 250 employees are not yet digitalised, to compete globally and increase resilience, they need to access the digital opportunities of the future. This will provide an economic boost to the economies where the MSMEs operate as they contribute in excess of €4 trillion to the EU economy annually.

Our Empowering People strategy focuses on three key areas to ensure that everyone benefits from the digital society. Firstly, we want to close the digital divide through targeted interventions to bring those who are still unconnected online. Secondly, we want to provide a range of digital services that help people and small businesses prosper online. Finally, through our Vodafone Foundation we support some of the most vulnerable groups in society who often fall outside our customer base, including refugees and victims of domestic abuse.

Closing the digital divide

Increasing broadband coverage
Connecting everyone to digital services, particularly across Africa, is a significant challenge. Fixed and mobile services are increasing globally, with 4G mobile broadband networks reaching 90% of the world's population, but coverage in sub-Saharan Africa lags behind at 65%.[1]

Expanding coverage to rural networks remains a key focus for us, with 25% of the EU population and 58% of the population in sub-Saharan Africa living in rural areas.[2] Expansion of rural networks can often be more challenging and have a lower return on investment due to lower population densities. New approaches, partnerships and a blend of technologies across land, sea and space will help us to overcome some of these barriers and help deliver universal coverage.

In order to drive digital inclusion to the hardest-to-connect communities, we continue to make good progress on our goal to bring 4G to an additional 70 million people in sub-Saharan Africa (as part of our participation in the UN Partner2Connect digital coalition in March 2022). This targeted intervention includes four of the least developed countries ('LDCs') – Mozambique, Tanzania, Lesotho and the Democratic Republic of the Congo (DRC) – and will help to close a particular gap in internet usage between urban communities and rural communities. During the year we have added 4G technology to an additional 1,408 sites across these countries, providing 4G coverage to an additional 13.8 million people.

Meanwhile, our partnership with AST & Science LLC seeks to develop the first space-based mobile network. This is designed to connect directly to consumers' 4G and 5G devices without the need for specialised hardware. This year we successfully made the world's first space-based 5G call using a conventional smartphone. The space-based network is intended to enable even those in the hardest-to-reach areas to connect to the internet, ultimately reaching an estimated 1.6 billion people across 49 countries. This will include a number of LDCs where coverage is currently lowest.

We are also partnering to increase capacity, quality and availability of internet connectivity between Africa and the rest of the world through the 2Africa submarine cable partnership. The system will deliver more than the total combined capacity of all subsea cables serving Africa today, supporting the growth of 4G, 5G and fixed broadband access for hundreds of millions of people.

In Europe, we are investing in rural areas, helping small businesses overcome barriers to connectivity and digitalisation.

FY24 network deployment[1]

	4G sites deployed (000s)	4G population coverage
Europe	68.0	99%
Africa	33.4	74%
Group (Europe, Africa and Turkey)	128.5	85%

Note:
1. Excludes discontinued operations in Italy and Spain.

Increasing smartphone ownership
The digital divide goes beyond coverage, and relates to usage of networks already deployed.
Globally, 38% of the world's population (three billion people) are not using mobile internet despite living in areas with mobile broadband coverage. This usage gap remains almost eight times the size of the coverage gap.[2] There are many barriers preventing the use of mobile broadband, including lack of awareness, low digital skills, and the prohibitive upfront cost of smartphones. Given that smartphones are increasingly the main gateway to digital services, lowering the cost of devices is key to addressing the digital divide.

Smartphone ownership is lowest in emerging markets. Only 45% of adults in emerging markets own a smartphone compared to 76% in advanced economies. Women are less likely to own a smartphone than men. Affordability is one of the key challenges to smartphone adoption. Smartphones can cost more than 70% of average income in LDCs, making them unaffordable.

We recognise that we cannot solve this issue by ourselves, and in 2022 we co-chaired the ITU/UNESCO Broadband Commission for Sustainable Development Working Group on Smartphone Access. The working group drew upon the expertise of a cross-sectoral body of commissioners and experts. The outcome report, 'Strategies towards universal smartphone access' identified key interventions to make smartphones accessible to all, including: increasing device financing options; introducing fair taxation and import duties; and improving distribution to remote areas. In addition, the working group recommended investigating further the use of device subsidies and pre-owned smartphones. We continue to work with partners to address the barriers to smartphone ownership; for example, through the GSMA Smartphone Access working group.

 **Click to read the UN General Assembly Report:**
broadbandcommission.org

Notes:
1. The State of Mobile Internet Connectivity Report, GSMA, 2023.
2. World Bank, 2022.

Purpose (continued)

In Africa, we continued to expand device-financing options. In South Africa, the Easy2Own payment plan now allows customers to purchase a smartphone with an upfront deposit and a payment plan with monthly, weekly or daily instalments. Airtime or data is allocated based on the instalment payment being made. Over 3,700 customers have signed up to Easy2Own. Lipa Mdogo Mdogo (Pay Little by Little) has been running in Kenya since 2020. The partnership between Safaricom, Google and Meta offers a flexible payment plan from as little as KSh20 a day. This initiative is also supporting the digitalisation of the farming sector, where devices are bundled with DigiFarm, a free Safaricom service that offers farm inputs at discounted prices, input loans and learning content. Since the launch in 2020, 1.2 million 4G devices have been connected through Lipa Mdogo Mdogo.

Safaricom Kenya, in a joint venture with TeleOne and Jamii Telkom, has also established the country's first smartphone assembly plant to kick-start production of locally-assembled smartphones. The factory has the capacity to produce up to three million smartphones annually, which are expected to be up to 30% cheaper than imported smart phones. It is also projected that it will generate between 300 and 500 direct jobs, foster local talent development and contribute to the country's economic growth.

Addressing the digital gender gap
The majority of those still unconnected are women.
The digital gender gap continues to grow in many less developed countries, creating a specific need to support digital gender equality. In 2023, 70% of men were using the internet globally, compared with 65% of women. In LDCs just 30% of women used the internet in 2023 compared to 93% in high-income countries. Research indicates that women who have access to mobile internet via a smartphone have 9% higher levels of wellbeing than women who have access via a basic or feature phone. However, across low and middle-income countries, women are 17% less likely than men to own a smartphone and 19% less likely to use mobile internet.[1]

Vodafone's aim is to realise digital gender equity, giving everyone the opportunity to benefit from safe, enriching, productive and affordable online experiences. Through fair and equitable digital transformation, we can support the delivery of the UN Sustainable Development Goals, addressing some of humanity's greatest challenges. Therefore, in order to progress towards digital gender equity, this year we began evolving our Connected Women strategy to focus on measuring gender equity across our markets in order to monitor progress.

Focusing on creating relevant services for women is also a key strategy to bring more women online. Through connectivity, we seek to support positive outcomes for women in education, skills and jobs, health and wellbeing, safety and economic empowerment. For example, in many African markets, gaining access to quality health information and antenatal care can be very difficult. Information delivered by mobile can help to bridge the gaps in crucial, basic information. Responding to this, our Mum & Baby service continues to grow, giving customers free access to maternal, neonatal and child health information in our African operations. The service helps parents and caregivers to take positive actions to improve their children's health. In the DRC, the initiative Je Suis Cap, ('I am Capable'), provided 950 women living with disabilities, free financial education provided jointly by M-Pesa and Visa. Each woman received a starter kit to establish their own business as an M-Pesa agent.

Supporting communities
Building platforms for financial inclusion
Goal: To connect 75 million people and their families to mobile money services by 31 March 2026.
Globally, 1.7 billion adults do not have a bank account, but among them, an estimated 1.1 billion have a mobile phone.[2] Digital services are key to helping people access safe, secure financial services. Without the ability to transfer money, people are limited in their ability to save, access loans, start a business and even be paid. Together with Safaricom, we developed the first mobile money platform, M-Pesa, which provides financial services to millions of people who have a mobile phone but have limited access to a bank account. Mobile money is also widely used to manage business transactions, pay salaries, pensions, agricultural subsidies and government grants, and reduces the risks of robbery and corruption in cash-based societies. In Egypt, Vodafone Cash is a comprehensive e-wallet and financial services platform, catering to the needs of the unbanked, two thirds of the Egyptian population. In addition, some markets benefit from insurance offerings. Through VodaPay, customers in South Africa can access payment products and services, including lending and insurance.

In Ethiopia, Safaricom was awarded a licence to provide mobile money services in May 2023, launching M-Pesa in the country three months later.

Over 33 billion transactions amounting to more than €351 million were made in the year using M-Pesa, the equivalent of around 4 million per hour on average through a network of more than 617,000 agents. M-Pesa is also accepted by over one million merchants. As of the end of March 2024, 66.2 million customers were using Vodafone's financial inclusion services.

Mobile money customers

	Financial inclusion customers (million)	% of service revenue	% penetration of base
South Africa	2.6	-	-
Tanzania	10.2	36%	63%
Egypt	8.2	6%	22%
Mozambique	5.8	27%	68%
Democratic Republic of the Congo	5.5	21%	45%
Lesotho	0.9	16%	86%
Vodafone Group	33.2	-	-
Safaricom (Kenya and Ethiopia)	33.0	42%	88%

Supporting small businesses to thrive in a digital world
MSMEs are the lifeblood of many communities, providing opportunities for socio-economic participation, as well as social mobility for women, young people and ethnic minorities.

Through Vodafone Business, we provide products and services that are specifically tailored for MSME and, small-office home-office, ('SOHO') businesses, helping guide them through technology choices and improving their digital readiness. These segments also represent a significant commercial opportunity for Vodafone. We estimate that the total addressable market for MSME and SOHO customers in our markets[3] is €45 billion, and we currently have over five million MSME and SOHO customers.

To better support MSMEs across Europe and Africa, Vodafone Business offers V-Hub, its digital advice service. This free service provides access to online information and connects MSMEs with experts who provide one-to-one advice and support on digitally transforming businesses in an ever-changing digital world.

Notes:
1. The State of Mobile Internet Connectivity Report, GSMA, 2023.
2. World Economic Forum, 2022.
3. Includes the Netherlands, where we have our Joint Venture, VodafoneZiggo.

Beyond our direct customers, we are working to support MSMEs in our supply chain. We offer optional supply chain financing, which allows suppliers to leverage Vodafone's credit position to access cheaper funding and liquidity. This has no impact on Vodafone's commercially negotiated payment terms.

Digitalising key sectors: agriculture and healthcare
According to the Food and Agriculture Organization, by 2050, the world will need to produce 70% more food than current levels.[1] There is also a growing need to address the environmental impact of agriculture.

Through Vodacom's subsidiary Mezzanine, we are helping to digitalise agriculture in Sub-Saharan Africa through a second generation eVuna platform. eVuna is Mezzanine's smallholding agriculture product suite. The product suite includes various software as a service (SaaS) offerings, as well as a Marketplace. The eVuna software line offered to farmers includes dairy management, seasonal and evouchering.

In Kenya, using eVuna evouchering, Safaricom supported the Kenyan Ministry of Agriculture, Land, and Fisheries ('MoALF') with the rollout of a government fertiliser subsidy to over 5.9 million smallholder farmers in around 40 counties throughout Kenya. These vouchers can be used to buy inputs to support maize, rice, and coffee cultivation.

Another solution we have in Kenya is our dairy management software, an SMS-based system that digitally records and reconciles litres of milk delivered by each farmer to the milk cooperative. The system also stores the information on a client-facing dashboard, which provides accurate records of each day's produce by automatically adding the amounts reported. Following this, the totals are sent to farmers via a daily SMS, in replacement of a manual dairy milk card which was used for many years. In FY24, this catered to over 50,000[2] dairy farmers.

In South Africa, Mezzanine continues to support the Department of Agriculture, Land Reform, and Rural Development ('DALRRD'). This programme has issued over 270,000 vouchers[3] to smallholder farmers, worth a combined value of over ZAR 1.6 billion[3].

The global healthcare sector continues to grapple with unprecedented transformation and challenges, as the effects of the COVID-19 pandemic persist. The convergence of an ageing population, a shortage of skilled health and social care professionals, and a challenging economic climate has continued to disrupt healthcare systems worldwide[4].

Amidst these challenges, the sector has witnessed significant digitalisation efforts, including the expanding role of electronic health monitoring solutions and the adoption of artificial intelligence ('AI') and analytics. At the core of these efforts lies the crucial role of robust connectivity infrastructures. Technologies like 5G are already making a significant impact and provide numerous use cases that simplify the work of healthcare professionals.

In Portugal, we introduced an innovative solution called 'Hospital@ Home'. This remote patient monitoring solution enables healthcare professionals to monitor and clinically evaluate vital patient data, including blood pressure, heart rate, blood glucose and more. The connected solution ensures uninterrupted capture and secure transmission of patient data to medical professionals.

In Germany, we established dedicated 5G networks at Frankfurt University Hospital and University Hospital Schleswig-Holstein. These networks, with their low latency, facilitate diagnostic data transmission, enabling clinicians to make timely patient diagnoses.

Supporting vulnerable communities

Recognising that some of the most vulnerable in society can fall outside our customer base and may struggle to access our commercial propositions, we continue to provide a suite of targeted services for vulnerable groups. During FY24 we continued to grow our Connected Education programme, providing access to our ready-made classroom, which includes connectivity, devices and collaboration software for students and teachers across the world.

Vodafone Foundation continues to connect refugee and host community students to a quality digital education through the Instant Network Schools programme, developed and delivered in partnership with UNHCR and the UN refugee agency, in the DRC, Egypt, Kenya, South Sudan, Tanzania and Mozambique.

Since 2013, we have worked with the UNHCR on Instant Network Schools to transform classrooms into multimedia learning hubs, complete with internet connectivity, sustainable solar power, classroom kits including tablets, laptops, projectors and speakers, localised digital content, and teacher training. In FY24, 32 new Instant Network Schools were deployed, taking the total number of schools in operation to 118, with over 274,000 students and 4,700 teachers having benefited from the programme. By the end of 2025, Vodafone Foundation and UNHCR are aiming to reach 500,000 refugee and host-community students and 10,000 teachers with our Connected Education programme.

In addition to its work supporting refugees, Vodafone Foundation published research in October 2022 that showed 92% of teachers surveyed believe that schools have a responsibility to promote digital literacy, but only a fifth are competent in the use of digital technologies. The Foundation is working to address this through 'SkillsUpload Jr', which supports young people to thrive in a digital society through digital skills training for teachers and students, tools for use in schools and access to teaching materials and lesson plans via online platforms.

Beyond education, the Foundation is using mobile technology with the aim of helping to protect people and save lives at scale. Through 'm-mama', our technology is contributing to the reduction of maternal mortality, the number one health goal of the SDGs, by increasing access to emergency transport. The first region in Tanzania to fully deploy the m-mama system saw a 38% reduction of maternal mortality[5]. The programme, which is also preparing to launch in Kenya in 2024, provides a national, 24/7 emergency transport system for women and newborns in need, by coordinating ambulances and volunteer car owners from a woman's village or local health facility, to transport them to higher level medical care.

At the same time the Foundation has also supported 2.6 million people affected by abuse and hate crime by connecting them to information, advice and support through a suite of apps. The Bright Sky platform is accessible across four continents, to anyone who is concerned about domestic abuse. In addition, the UK app, Zoteria promotes the safety and wellbeing of the LGBTQ+ community.

 **Click to read more**
www.vodafone.com/vodafone-foundation

Notes
1. FAO, 2024.
2. Cumulative figure from 1 April 2019 to 31 March 2024.
3. Cumulative figure from 1 April 2022 to 31 March 2024.
4. OECD, 2023.
5. Percentage reduction since 2018.

Purpose (continued)

Protecting the Planet

We provide connectivity and digital solutions that help to enable the climate transition and aim to empower others to reduce GHG emissions, protect nature and improve the efficiency of resource usage. We are working to minimise the environmental footprint of our operations, our value chain and our products and services – by reaching net zero and improving the circularity of the technology we use and sell. This year, we continued to embed our Planet strategy across our business.

Our Protecting the Planet strategy centres around three key areas: net zero, enablement and circularity. During the year, we reviewed our near and long-term Planet goals against our business plans, opportunities and external constraints, which led to the refresh of some of our goals at the end of this financial year.

Our Planet goals

2025	– Match 100% of the grid electricity we use globally with electricity added to the grid from renewable sources[1,2] – Reuse, resell or recycle 100% of our network waste
2028	– Net zero GHG emissions from our operations (Scope 1 and 2) in Europe[3,4,5]
2030	– Reduce GHG emissions from our operations (Scope 1 and 2) by at least 90%[2,4,5] – Halve GHG emissions from our value chain (Scope 3)[2,4] – Enable 350 million tonnes of carbon emissions to be avoided through green digital solutions[6]
2035	– Net zero GHG emissions from our operations (Scope 1 and 2) in Africa[3,4,5]
2040	– Net zero GHG emissions across our full value chain (Scope 1, 2 and 3)[4,7]

Notes:

1. Our renewable electricity purchasing is partly enabled through the procurement of renewable electricity certificates, which certify that electricity has been added to the grid from renewable generation sources ('RECs'), such as wind, solar and hydropower.
2. These goals are part of our SBTi-validated near-term target, which was re-validated this year. The Scope 1 and 2 GHG emissions target was revised as part of the revalidation process to align with the SBTi Corporate Net Zero Standard, which targets a minimum 90% emissions reduction. This target was previously presented as a 90-95% emissions reduction in our FY23 Annual Report.
3. During the year, we introduced these goals to reflect the two pathways we have set towards net zero operations (Scope 1 and 2) – specific to the regions where we operate (Europe and Africa). These regional net zero goals replace our previous goal (net zero emissions from our operations (Scope 1 and 2) globally by 2030) to support transition planning within each regional context (see our Climate Transition Plan for more detail of our transition pathway). These goals include a minimum 90% emissions reduction, with any remaining emissions neutralised through carbon offsetting from the net zero target year.
4. Against a baseline of financial year ended 31 March 2020 from our continuing operations.
5. Our Scope 1 & 2 GHG emissions are those that come directly from continuing operations under our operational control and indirectly from the energy we purchase and use in those operations.
6. Cumulatively from 2020 to 2030, based on carbon emissions avoided by our business customers through the use of digital solutions (products and services) that we sell.
7. This goal is part of our SBTi-validated long-term net zero target, which was approved this year. This includes at least 90% absolute reduction in Scope 1, 2 and 3 GHG emissions.

 Click to download our ESG Addendum:
investors.vodafone.com/esgaddendum

 Click to read our ESG Addendum Methodology document:
investors.vodafone.com/esgmethodology

Net zero

Climate Transition Plan

We are proud to publish Vodafone's first Climate Transition Plan in 2024, which outlines the actions we plan for FY25 to FY27 to reduce GHG emissions in line with our net zero pathway and build resilience into our business in response to our changing climate. Our Climate Transition Plan signifies a step-change in how we have embedded decarbonisation into our business and financial planning process. Climate transition planning has enabled us to look at our business plans with greater granularity and develop emission reduction pathways appropriate to each region, whilst retaining our commitment to our SBTi-validated climate targets.

Our Climate Transition Plan includes actions to build the climate resilience of our business model in response to the physical impact of climate change and changes driven by the transition to a lower-carbon economy. Once again this year, we reviewed our exposure to climate-related risks and opportunities as part of a scenario analysis.

 | Click or scan to watch a video summarising how we plan to reach net zero by 2040: **investors.vodafone.com/videos**

 Click to read our Climate Transition Plan: **vodafone.com/ctp**

Goals: To reduce the greenhouse gas emissions ('GHG') from our own operations (Scope 1 and 2) to net zero in Europe by no later than 2028 and in Africa by no later than 2035, and across our full value chain (Scope 3) by 2040.

We recognise the need to address the global climate crisis. In 2023, public awareness of the climate impact of technology continued to grow. Creating a more digital society is core to our purpose at Vodafone. This inevitably comes with increasing volumes of internet use and mobile data traffic, which have historically correlated to increased GHG emissions. We continue to work to drive down our emissions in absolute terms as well as shifting our energy mix to renewable sources, in line with what is required by science to avoid the most negative impacts of climate change.

In FY24, our long-term climate goal – to achieve net zero GHG emissions across our full value chain (Scope 1, 2 and 3) by 2040 – was validated by the Science Based Targets initiative (SBTi). This reinforces our commitment to science-based emission reductions from our own operations, our supply chain and the products and services we sell.

 Read more about our climate-related risk and opportunities in our TCFD-aligned disclosure on pages 64 to 69

Our FY24 performance: Our total Scope 1 and Scope 2 (market-based) GHG emissions decreased by 24% to 0.69 million tCO_2e (tonnes of carbon dioxide equivalent). This equates to a 59% reduction from our 2020 baseline. Our Scope 3 GHG emissions decreased 12% to 6.07 million tCO_2e, representing a 20% increase from our 2020 baseline.

We were proud to be A-rated by CDP for climate change again in December 2023.

Net zero operations (Scope 1 and 2 GHG emissions)

Over the year, we continued to reduce GHG emissions from our operations and the energy we purchase and use in those operations (Scope 1 and 2 GHG emissions), with a focus on driving energy efficiency across our mobile and fixed-line networks, phasing out the use of fossil fuels and increasing renewable sources of energy for both our stationary equipment and vehicle fleet.

Driving energy efficiency

Improving energy efficiency continued to be a strategic priority for Vodafone, to control both energy costs and GHG emissions. Energy use by our mobile access network, fixed-line network and technology centres accounted for 93% of our total global energy consumption. Energy efficiencies were achieved through a wide range of initiatives including modernisation of legacy equipment with new generation and highly efficient network equipment, new software functionality that reduces energy consumption in low-load conditions, improving energy efficiency in our data centres, digital solutions for energy optimisation, and rationalisation of our properties. We invested €31 million of capital expenditure in energy efficiency and on-site renewable projects, which led to annual savings of 11 GWh.

In FY24, Vodafone launched a global tender for new network equipment for our radio access network ('RAN'). The scope of the tender includes approximately 170,000 of our mobile access base stations. It aims to further improve network energy efficiency through deployment of the latest generation of network equipment products, such as more efficient power amplifiers, new network technology architectures such as ´OpenRAN´ and smart power-saving features.

Our performance[1,2,3]

	Unit	2024	2023
Total Scope 1 and Scope 2 emissions (market-based) from continuing operations	Million tonnes of CO_2e	**0.69**	**0.91**
Scope 1 emissions from continuing operations	Million tonnes of CO_2e	0.26	0.25
Scope 2 emissions (market-based) from continuing operations	Million tonnes of CO_2e	0.43	0.66
Scope 2 emissions (location-based) from continuing operations	Million tonnes of CO_2e	1.75	1.70
Total Scope 3 emissions from continuing operations[4]	Million tonnes of CO_2e	**6.07**	**6.92**
Total Scope 1 and Scope 2 emissions (market-based) from discontinued operations	Million tonnes of CO_2e	**0.01**	**0.02**
Scope 1 emissions from discontinued operations	Million tonnes of CO_2e	0.01	0.01
Scope 2 emissions (market-based) from discontinued operations	Million tonnes of CO_2e	0.01	0.00
Scope 2 emissions (location-based) from discontinued operations	Million tonnes of CO_2e	0.36	0.37
Total Scope 3 emissions from discontinued operations[4]	Million tonnes of CO_2e	**0.77**	**0.89**
Total Scope 1 and Scope 2 emissions (market-based)	Million tonnes of CO_2e	**0.71**	**0.92**
Scope 1 emissions	Million tonnes of CO_2e	0.27	0.26
Scope 2 emissions (market-based)	Million tonnes of CO_2e	0.44	0.66
Scope 2 emissions (location-based)	Million tonnes of CO_2e	2.11	2.06
Total Scope 3 emissions[4]	Million tonnes of CO_2e	**6.84**	**7.80**
Renewable electricity			
Percentage of purchased electricity from renewable sources	%	84	75
Percentage of purchased electricity from renewable sources from continuing operations in Europe	%	100	100
Vodafone total energy use from continued operations	**Gigawatt hours**	**5,217**	**5,052**

Notes:
1. Data is calculated using local market actual or estimated data sources from invoices, purchasing requisitions, direct data measurement and estimations. Carbon emissions are calculated in line with GHG Protocol standards. Scope 2 market-based emissions are reported using the market-based methodology in effect as at the date of this report. For full methodology see our ESG Addendum Methodology document: investors.vodafone.com/esgmethodology.
2. Data includes all entities within the control of Vodafone Group Plc during FY24, both continuing operations and discontinued operations (Italy and Spain), unless otherwise stated.
3. During the current year, information relating to 2023 and 2022 has been restated to reflect portfolio changes completed during 2023 and 2024.
4. Data for 2023 has been restated to reflect changes to our methodology for calculating emissions, see our ESG Addendum Methodology document for more information: investors.vodafone.com/esgmethodology.

We continued to implement the ISO 50001 Energy Management Standard globally across our operations. Certification was achieved by an additional five of our operating companies, bringing the total number of ISO 50001 certified markets to 16. Digitalisation of the energy system, data and analytics are key enablers for optimising energy consumption across our operations. Our energy data management and digital artificial intelligence and machine learning ('AI-ML') based analytics system, which collects and stores data from our electricity suppliers and from smart meters, is now live across 10 markets in Europe and one market in Africa, with smart meters installed at over 40,000 sites.

 Click to read more about our energy efficiency initiatives:
vodafone.com

Switching to renewables
The majority of the energy we use in our operations comes from purchased grid electricity. Our network also uses electricity generated by stationary generators, which are mostly powered by fossil fuels (diesel or petrol). Our fleet of vehicles is fuelled by a mix of diesel, petrol and, increasingly, purchased electricity. This year, we continued our efforts to phase out fossil fuels from our operations in favour of renewable energy sources.

Purchasing renewable electricity
Our goal is to match 100% of the grid electricity we use globally with electricity added to the grid from renewable sources by 2025. This year, 100% of the grid electricity used in our European network (FY23: 100%), and 84% globally, (FY23: 75%), was matched with electricity from renewable sources. While maintaining our renewable electricity purchasing in Europe, our main focus this year has been on creating new models for renewable electricity purchasing in Africa, where renewable electricity markets are significantly less mature.

In South Africa, we signed a first-of-its-kind 'virtual wheeling' agreement with the national power producer – Eskom – which allows Vodacom to secure renewable electricity from independent power producers ('IPPs') that are connected to the national grid. The first phase is underway and will see IPPs providing approximately 30% of Vodacom South Africa's power demand. Previously, this was not possible for a company of the size and complexity of Vodacom, which has over 15,000 low-voltage mobile sites in 168 municipalities. This innovation was co-developed by Mezzanine (a Vodacom subsidiary) and Eskom.

We are optimistic this project can make a positive difference to the energy transition in South Africa, where regular planned power cuts are implemented as Eskom seeks to prevent national blackouts resulting from demand exceeding generation capacity. This virtual wheeling model enables broader private sector participation, which can help accelerate efforts to solve the country's energy crisis.

In Egypt, we implemented an agreement, signed at COP27 in November 2022, with the Egyptian Ministry of Electricity and Energy to purchase renewable electricity from the New and Renewable Energy Authority ('NREA'). The agreement is the first of its kind in Egypt, where a national system of renewable electricity certificates is not yet established. As part of this agreement, the Egyptian Ministry of Electricity and Energy will match the electricity used by Vodafone Egypt's mobile network with electricity added to the grid from renewable sources over a one-year period, renewed annually. This supports the investment case for growing the Egyptian renewable energy sector and the development of a market mechanism to sell and purchase renewable electricity and offers a reference for other corporate renewable electricity buyers to follow.

In Europe, we continued to increase the proportion of electricity we source directly from renewable generators through power purchase agreements ('PPAs'). We signed additional renewable supply in FY24 representing an increase in our long term contracted PPA volumes by over 20%. We now have PPAs established in Germany, Greece, Portugal and the UK. Those currently in operation delivered around 24% of the grid electricity we used in Europe[1]. From 2026 our PPAs will be fully operational and they will generate approximately 39% of our grid electricity demand in Europe[1]. PPAs provide us with more price certainty against current volatile wholesale electricity prices. The remainder of our electricity consumption is matched with renewable energy certificates ('RECs') that we purchase through our energy suppliers or from the REC market.

 Click to read more about our renewable electricity purchasing strategy:
vodafone.com/renewables

Note:
1. Relates to electricity consumed by our continuing operations that has been purchased exclusively for use by Vodafone via a PPA.

Purpose (continued)

On-site renewable generation

We also continued to install and deploy new solar photovoltaic ('PV') systems at sites in Germany, the UK, Turkey, Egypt and Albania. This increased our annual on-site generation of renewable electricity to 21 GWh per annum.

We are seeking to expand our current implementation of micro-grids in the DRC, as well as collaborating with partners to develop new innovative solutions for renewable energy generation. For example, in Egypt we have trialled a site powered solely from on-site solar and wind generation.

To get the most benefit from our on-site renewables, we have carried out investigations into battery technology and have currently identified sodium-ion batteries as the most promising technology for energy storage. We have tested prototypes from a supplier with positive results and are looking to carry out similar tests with additional suppliers.

Reducing diesel and petrol use for generators

We used 76.3 million litres of diesel in FY24 (a 5.6% increase from FY23: 72.3 million litres) to fuel generators at sites that are off-grid or have unreliable grid electricity supply. Use of fuels in generators contributed 79% to our Scope 1 GHG emissions (FY23: 78%). Reducing diesel use continues to be particularly challenging in markets with unreliable grids (where electricity supply from the national grid is routinely interrupted due to insufficient generation), such as the DRC, South Africa and Egypt. This year we conducted further research into alternatives to diesel, including the feasibility and environmental credibility of hydrotreated vegetable oil (HVO), a bio-based fuel, with a view to establishing some proof-of-concept trials over the coming year.

We are also testing hydrogen fuel cell technology in South Africa. The technology comprises a fuel cell, an electrolyser and low-pressure hydrogen storage whereby hydrogen is generated from water that is recycled through a closed circuit. The technology can generate hydrogen when renewable electricity is available – from the grid or small scale on-site renewable power generation – which can be used to power our mobile base stations when renewable electricity is not available. We also continue to connect off-grid sites to the grid where possible to minimise the use of generators.

Electrification of our fleet

We continued to increase the number of electric vehicles (EVs) in our company fleet (with EVs making up 58% of the fleet compared to 51% in FY23). We continue to improve the total cost of ownership for EVs and deliver cost savings that can be reinvested into fleet electrification and EV-charging infrastructure. This year, we introduced EV training and organised EV test drives to raise drivers' awareness. In November 2023, we won Fleet Europe's award for European Green Fleet Manager of the Year.

Net zero value chain (Scope 3 emissions)

We aim to halve the emissions from our full value chain by 2030 and bring them to net zero by 2040 (against a 2020 baseline). This includes our indirect (Scope 3) emissions, which we estimate to be 6.07 million tCO_2e in FY24, 12% lower than the previous year), forming 90% of our total GHG emissions.

We continued to strengthen the methodologies and underlying assumptions used for calculating our Scope 3 emissions data. In line with GHG Protocol standards, we recalculated our base year and previous years' Scope 3 emissions to account for recent organisational changes, including the FY23 divestment of our operating companies in Ghana and Hungary, and our tower company, Vantage Towers.

We also improved the accuracy of factors used in the spend-based calculation of the embodied emissions of the goods and services we procure. Using a spend-based methodology for calculating the emissions from parts of our upstream supply chain means that economic trends (such as foreign exchange rate fluctuations and inflation) can also affect the modelling of our Scope 3 GHG emissions.

Our Scope 3 GHG emissions decreased by 12% compared to the previous year. Since 2020, Scope 3 emissions have increased by 20%.

Currently, one of the key drivers of year-to-year trends in our Scope 3 emissions is improvements in the quality of data inputs, emission factors or calculation methods. This year, we were pleased that more of the companies in which we hold an equity stake have shared their Scope 1 and 2 GHG inventory with us, indicating an increase in the maturity of GHG measurement. In particular, this year we observed a decrease in energy consumption by Vodafone Idea (India). Combined with a decrease in the carbon intensity of India's electricity grid, this has driven a decrease in the emissions we finance through our investments (Scope 3 Category 15), which has resulted in a significant decrease in the Scope 3 GHG emissions from our investments. This year we have also observed a decrease in lifecycle emissions associated with devices that we purchase and sell to customers.

The continued evolution of Scope 3 data sources and methodologies creates a significant challenge. Likewise, the low availability of product carbon footprint data remains a constraint on the calculation of accurate Scope 3 GHG emissions across the market. Improvements in data quality and availability will help us continue to move away from estimating using a spend-based methodology, towards methodologies that use more specific product carbon footprint data provided by our suppliers. We therefore continue to invest in improving our Scope 3 data models as better data sources become more accessible and available. We have also continued to collaborate with our industry peers through forums such as the Joint Alliance for CSR ('JAC') and GSMA to improve access to high quality carbon data from our common supply chain. Over time, these efforts aim to improve measurement and reduction of Scope 3 GHG emissions across our industry.

To drive Scope 3 GHG emission reductions in FY24, we continued to engage with our suppliers on climate action through our procurement process, which includes a 20% weighting on ESG criteria (including 5% weighting on climate-related performance) during supplier selection. Vodafone is a member of JAC, a telecommunications industry organisation that promotes a consistent and simplified approach to engaging suppliers and supporting the transition of our industry towards net zero. Following its launch, our banking partners also continue to roll out an environmental supply chain finance programme, which offers financial incentives for our suppliers to disclose carbon data to CDP and take action to improve their environmental performance over time. We also progressed activities to improve the circularity of devices we sell, which helps reduce our Scope 3 GHG emissions and reduces e-waste.

Although we are pleased that our Scope 3 emissions have decreased compared to the previous year, we recognise that they are 20% higher than our 2020 base year. This has primarily been driven by increases in our estimated emissions from two parts of our value chain: upstream supply chain (from purchased goods and services, and capital goods); and investments. In both cases, the accuracy and completeness of the underlying data used to calculate the emissions has improved since 2020. In relation to our upstream supply chain, the increase in emissions also correlates to an increase in procurement spend.

The 20% increase in our Scope 3 GHG emissions compared to 2020 means we are not yet on track to achieve our goal of halving Scope 3 emissions by 2030 and achieving net zero across our full value chain by 2040. This year, we published our Climate Transition Plan, which outlines actions we plan to take to further drive Scope 3 emissions

 **Click to read more about Scope 3 emissions in our ESG Addendum: investors.vodafone.com/ esgaddendum**

 **Read more about how we are improving Circularity on pages 41 to 42**

reductions – including increasing supplier engagement, building a more circular economy for electronic devices, and engaging companies we invest in to support their transition to net zero. We will implement these planned actions in parallel with continued improvement of our Scope 3 data modelling to better reflect our emission reduction efforts.

Enablement

Goal: To enable our business customers to reduce their own GHG emissions by 350 million tonnes between 2020 and 2030 through the use of our green digital solutions.[1]

Research suggests that 84% of existing Internet of Things ('IoT') deployments have the potential to also address the UN Sustainable Development Goals ('SDGs')[2]. With increasing adoption rates of IoT, one of our most important contributions to protecting our planet is enabling our customers, including consumers, businesses and governments, to reduce their environmental footprint using our digital technologies and services. We continued this journey with a focus on using digital solutions to tackle climate change and help decarbonise society.

Our FY24 performance: This year, we estimate we have enabled the avoidance of 32.8 million tCO_2e, which is around 75 times the emissions generated from our own operations (Scope 1 and 2 in FY24). Since setting our enablement target in 2020, we estimate we have enabled our customers to avoid a cumulative 78.3 million tCO_2e.

This year, we reviewed the emissions reduction impact of an additional four green digital solutions within our product portfolio, including connectivity solutions that use software defined local area networks ('SD LAN'). IoT products remain the most significant contributor to enablement. We estimate that 55% of our 187 million IoT connections directly enabled customers to reduce their emissions in the past year. For example, we continue to support customers to improve operational efficiency, reduce fuel costs and reduce their emissions through our Vodafone Business Fleet Analytics solution, which helps our customers to optimise routes and identify opportunities to electrify their fleet.

FY24 enablement overview[1]

Estimated GHG emissions avoided (million tonnes CO_2e)[1]	2024	2023
Smart meters	4.4	3.7
Fleet management	3.9	3.3
EV charging	2.9	0.9
Healthcare	4.9	3.1
Other transport solutions and logistics solutions	15.8	13.3
Other (e.g. remote working, water leak detection)	0.8	0.6
Total emissions avoided (enablement)	**32.8**	**24.9**
Scope 1 and Scope 2 market-based emissions (million tonnes of CO_2e)	0.43	0.66
Enablement ratio	**75.4x**	**38.2x**
Cumulative total emissions avoided (since FY20)[2]	**78.3**	**45.5**

Notes:
1. Enablement data is estimated using the methodology detailed in our ESG Addendum Methodology document: investors.vodafone.com/esgmethodology.
2. Cumulative total since FY20 is based on the total of FY21 to FY24 emissions avoided, including restated FY22 emissions avoided as detailed in our ESG Addendum: investors. vodafone.com/esgaddendum.

As part of our continued efforts to raise awareness of the role of digital technology in the green transition, we hosted a summit for our Vodafone Business customers in London in January 2024, on the theme of 'Innovation for Impact'. The summit was attended by over 100 Vodafone Business customers and visitors and included a range of talks and events to help them think about our collective role in the green digital transition.

Notes:
1. Target currently under review in light of evolving methodologies for measuring the 'net carbon impact' of digital solutions.
2. WEF, 2020

Vodafone is a founding member of the European Green Digital Coalition ('EGDC'). Since its establishment in 2021, we have actively participated in the development of an ICT sector methodology for measuring the carbon enablement impact, known as the 'net carbon impact', of green digital solutions, leveraging the lessons learned from our own experience of carbon enablement reporting over the past four years.

Circularity

Goals: To reuse, resell or recycle 100% of our network waste by 2025; to collect 1 million used mobile phone devices for reuse, recycling or donation.

The UN estimates that as much as 50 million tonnes of electronic and electrical waste (e-waste) is produced globally each year, with only 20% being formally recycled. As the use of technology expands and develops, we are playing our part to address the growing global e-waste problem. Our circular economy ('circularity') initiatives look at two main types of e-waste; network equipment, such as radio equipment used to run our fixed and mobile access networks and the electronic devices that we sell to customers such as smartphones.

Our FY24 performance: We reused, resold or recycled 96% of network waste in FY24 (FY23: 95%). In partnership with WWF, we have collected 337,680 used phones for refurbishment and reuse, recycling or donation, which is 34% towards our '1 million Phones for the Planet' goal.

Network waste
We implement resource efficiency and waste disposal management programmes in all our markets to minimise environmental impacts from network waste and IT equipment waste. This year, we generated an estimated 6,205 tonnes of network waste equipment (including hazardous waste) (FY23: 7,716). We reused, resold and recycled 96% of the non-hazardous waste, partly via our asset marketplace, which was established in 2020 to resell and repurpose excess or decommissioned network equipment (thus extending its life cycle) by enabling trading between our operating companies and across the telecommunications industry. This year, we estimate that we have saved €3.9 million of spend and avoided over 398 tCO_2e through our asset marketplace platform. This is in addition to our strategy to reuse equipment within individual operating companies. For example, Vodafone UK avoided an estimated 1,045 tonnes of CO_2e in FY24 by reusing network equipment.

FY24 network waste management (excluding hazardous waste)[1,2]

	2024	2023
Reused[3]	2%	2%
Recycled	94%	93%
Disposed[4]	4%	5%
Total network waste (metric tonnes)	**3,831**	**4,633**

Notes:
1. During the current year, information relating to 2023 has been restated to reflect the portfolio changes during 2023 and 2024.
2. Excludes our discontinued operations in Italy and Spain.
3. Includes network equipment resold between markets where we operate, or to external third parties, for reuse for the same purpose.
4. Disposed network waste includes used network equipment that is disposed to landfill or incineration.

Devices
We are exploring a range of ways to help build a more circular economy for home and mobile devices, including collection of used devices, supporting refurbishment and reuse, increasing recycling of end-of-life devices, and improving the market availability of more sustainable devices.

Collection
Over the year, we continued with campaigns, initiatives and the provision of services to support our customers to keep electronic devices in use for longer – through repair, refurbishment and reuse. When devices reach the end of their useful life, our aim is for them to be responsibly recycled instead of being sent to landfill.

Purpose (continued)

This year, we introduced a target to collect 1 million used mobile phone devices for reuse, recycling or donation. This new target relates to our campaign to collect '1 million Phones for the Planet', which was launched in November 2022 in partnership with WWF. Since the start of the campaign, we have collected an estimated 337,680 used phones for refurbishment and reuse, recycling or donation to social causes. Increasing the rate of collection of used devices is an essential step in building a more circular economy for mobile phones and preventing them from ending up in landfill. Partnering with WWF on this campaign has enabled Vodafone to raise the profile of the environmental importance of bringing back e-waste. Since launching the campaign, we have worked together with WWF on campaign communications and promotional materials that build consumer understanding and raise awareness of the issue of e-waste.

 Click to see how we are supporting more of our customers to switch to green
vodafone.com/sustainable-business/switch-to-green

Reuse

Our 'trade in' service encourages consumers to extend the lifetime of their device by trading it in to be refurbished and resold. Our Group trade-in programme is now live in three European markets through a digital trade-in platform or via retail, offering customers a guaranteed price to make the trade-in customer journey convenient, cost effective and attractive. This year we increased the reach of our digital trade-in proposition by expanding our digital platform to Portugal and Germany. Together with our partner, Recommerce, we also launched our digital diagnostics solution in the Czech Republic, with other markets to follow in 2024.

We are helping to build a more circular economy through our products and services for business customers too. For example, our Vodafone Business Device Lifecycle Management solution offers companies a managed device-as-a-service solution with reuse and recycling at end of life, helping our business customers to reduce the environmental impact of mobile devices used by their workforces.

Recycling

We continued our 'One for One' campaign in Germany, in partnership with Closing the Loop. This e-waste reduction initiative promises that for every phone purchased directly from Vodafone by consumers in Germany, one 'end-of-life' phone will be collected and recycled. Closing the Loop is a waste collector that solely works in countries where e-waste is normally not properly collected and recycled. This campaign diverts e-waste from landfill or improper recycling while also enabling precious metals to be safely recovered from hazardous waste. As at January 2024, our One for One campaign has enabled the collection of over 1.1 million scrap mobile devices in Ghana, equating to over 63,000 kilograms of e-waste, from which about 5,000 kilograms of precious metals (gold, silver and copper) will be recovered. At least 3,000 monthly living wages have been created since the start of the collaboration, thus supporting the livelihoods of people in local communities and providing opportunities for them to gain income and develop new skills.

Improving device sustainability

Vodafone is a co-founder of Eco Rating, a pan-industry eco-labelling consortium for newly manufactured smartphones. It seeks to help consumers identify and compare the sustainability of mobile phones, enabling them to make more sustainable product choices. Through our work as part of the consortium, we engaged with mobile device manufacturers to encourage improvements in their Eco Rating score, by improving overall environmental impact, including device circularity and reducing GHG emissions – both of which also help to reduce the Scope 3 GHG emissions from Vodafone's upstream supply chain.

Eco Rating is now operational in 39 countries, supported by 22 manufacturers and a total of nine operators. Since its introduction, the rating has contributed to improving the environmental performance of mobile phones on the market, illustrated by the increase of the

average Eco Rating score from 74 to 77 out of a maximum 100 since it was launched in 2021. Vodafone now operates this initiative in nine markets, with over 275 handsets assessed and available to our customers.

 Click to learn more about our work as part of Eco Rating:
vodafone.com/sustainable-business/switch-to-green

We also encourage our customers to consider purchasing 'second-life' refurbished devices. Purchasing a refurbished smartphone saves around 50 kilograms of CO_2e, making its contribution to climate change 87% lower than that of the equivalent, newly manufactured smartphone, and removes the need to extract 77 kilograms of raw materials.[1]

We offer customers high quality and competitively priced refurbished smartphone ranges in UK, Turkey, and Vodacom South Africa.

We also design a number of home products including broadband routers and TV set-top boxes. We have begun integrating sustainability principles into the design process for our products and packaging. For example, our new Vodafone Hub family of broadband routers was designed using 95% post-consumer recycled resin, a mechanical design to enable simpler refurbishment, energy optimisation features and zero plastic packaging. This year, in recognition of the sustainable features of its product design (including use of recycled materials, durability, repairability and energy efficiency), we also obtained TÜV Green Seal certification for our first Vodafone branded product, a television set-top box.

Nature

The world is currently undergoing a dangerous decline in nature with one million species threatened with extinction, impacting the lives of billions of people and economies. In December 2022, 188 governments adopted the Kunming-Montreal Biodiversity Framework consisting of four overarching goals to reverse the loss of nature by 2050. We recognise the need for a sustainable approach to nature and in FY24 initiated a review of the biodiversity impacts, risks and dependencies of our business operations, products and services.

Digital technology can be applied to enable interventions and actions to protect, manage and restore nature. The so-called nature technology market is expected to be worth $6 billion within 10 years.[2]

Our review highlighted the variety of nature technology solutions Vodafone is already building across a number of ecosystems. Several of our operating companies are taking action on biodiversity through a range of initiatives appropriate for their local contexts. For example, in South Africa, Vodacom has created an AI-based technology solution to use cameras and hydrophones to identify and alert mussel farmers to the presence of marine mammals including whales in order to prevent entanglement in mussel farming ropes.

In Romania, the IoT team has created a system based on acoustic sensors deployed in forest areas. The sensors pick up forest sounds and the AI can identify the specific sound of logging and trigger the sending of real time alerts with geolocation to forest administrators and directly to rangers' phones so they can intervene immediately.

This year, Vodafone Group has also successfully completed proof of concept for mTwiga, our digital technology solution for preventing human-wildlife conflict, which was developed by the winners of Vodafone's in-house innovation accelerator programme, Launchpad, in 2022. mTwiga uses cameras with advanced video analytics and AI-enabled software to recognise predator species (such as leopard, hyena and lion) within close proximity to human settlements. mTwiga is able to send real-time alerts to communities and rangers and is designed to operate off-grid. Our field trials in Kenya in March 2024 identified a number of opportunities around bespoke AI models and species deterrents that we hope to build on during 2024.

Notes:
1. Agence de l'Environnement et de la Maîtrise de L'Énergie (ADEME), 2022.
2. World Economic Forum, 2022.

We contribute to the Sustainable Development Goals

The UN Sustainable Development Goals ('SDGs') provide a blueprint for human progress and a clear call to action for businesses to contribute to a better future.

The climate crisis, war and the lingering effects of the COVID-19 pandemic and other global crises have meant that the world is facing a reversal of progress on many of the SDGs. At their mid-point, around half are off-track and over 30% have regressed or stalled. Under current trends, the UN estimates that 575 million people will be living in extreme poverty by 2030 and 84 million children will be out of school. Meanwhile, the world is at hunger levels not seen since 2005, the window to limit the rise in global temperatures is closing quickly, and it will take an estimated 286 years to close the gender gap.[1]

Digital technology will be essential in reducing these impacts and helping progress towards delivering the SDGs. We are working to play our part and believe we can increase the speed and scale of delivery across a wide number of SDGs through leveraging our technology and services, and through partnering with others. Simultaneously, we can drive significant growth. For example, our M-Pesa and other mobile money plaforms, designed to enable financial inclusion, has 66.2 million active customers generating revenue this year of €351 million.



9 Industry, innovation and infrastructure



17 Partnerships for the goals

We enable inclusive and sustainable digital societies

At Vodafone, we are accelerating connectivity and digitalisation in order to achieve the SDGs by 2030. We have identified two priority SDGs (SDG 9 Build Resilient Infrastructure, promote sustainable industrialisation and foster innovation, and SDG 17 revitalise the global partnership for sustainable development) that will enable us and our partners to find lasting solutions to social, economic and environmental challenges and thereby accelerate the delivery of other SDGs.

The SDGs will only be achieved through partnerships, and we continue to pioneer new models of co-operation between business, governments, international organisations and civil society to deliver progress and scale. For example, we were a founding member of the International Telecommunication Union's Partner2Connect coalition to connect the unconnected.

In FY24, our partnership in Ethiopia with Safaricom PLC, Vodacom, Sumitomo Corporation and British International Investment received a major boost with news that the World Bank Group, one of the world's major development finance institutions has invested in the business. Together with its partners, Safaricom Ethiopia has committed to help meet Ethiopia's SDGs and improve the agriculture, medical, education, financial and tourism sectors of the country by rolling out, launching and operating 4G and 5G mobile networks across the entire country – including in rural and urban areas.

We continue to develop our partnerships to address environmental challenges. For example, our major global partnership with WWF will support our goals to reduce carbon emissions to net zero by 2040 and encourage a more circular economy for mobile phones.

Through connectivity infrastructure, digital innovations and partnerships, we deliver impact across many of the SDGs.

Note:
1. UN, 2023.

Examples of our projects and initiatives supporting the SDGs over the last year



Read more about our contribution to the SDGs: **vodafone.com/sdgs**

No poverty

1 No poverty



Our 'everyone.connected' campaign in the UK has delivered over £163 million in social value since May 2020 to December 2023, helping customers deal with the increased level of poverty due to cost-of-living increases.

Read more about our approach to the cost of living: vodafone.com

Good health and wellbeing



3 Good health and well-being

In Portugal, we introduced an innovative solution called Hospital@Home. This remote patient-monitoring solution enables healthcare professionals to monitor and clinically evaluate vital patient data, including blood pressure, heart rate, blood glucose and more.

Quality education

4 Quality education



In 2024, 32 new Instant Network Schools were deployed, taking the total number of schools in operation to 118, with over 274,000 students and 4,700 teachers having benefited from the programme.

Read more about how Vodafone is providing digital learning through connected education: vodafone.com

Gender equality

5 Gender equality



Vodafone Foundation's Bright Sky app and website is live in 13 countries, connecting nearly one million people affected by domestic violence and abuse to information, advice and support.

Read more at: www.vodafone.com/vodafone-foundation

Affordable and clean energy

7 Affordable and clean energy



In Africa, we enabled the implementation of the first-of-its-kind virtual wheeling solution in South Africa with Eskom. This will help accelerate efforts to solve the country's energy crisis and contribute to Vodacom's renewable energy targets. We also delivered a first for Egypt, where the Egyptian Ministry of Electricity and Energy will match the electricity used by the Vodafone Egypt mobile network with electricity added to the grid from renewable sources.

Read more about reducing GHG emissions in our operations: vodafone.com/sustainable-business

Sustainable cities and communities

11 Sustainable cities and communities



Our IoT solutions help local governments take control of their energy usage across multiple sites, improve air quality via monitors and optimise waste collection.

Read more about our digital solutions to build sustainable cities: vodafone.com/sustainable-business

Responsible consumption



12 Responsible consumption and production

We are a co-founder of Eco Rating, a pan-industry eco-labelling consortium for newly manufactured smartphones. We operate Eco Rating in 11 markets with over 275 handsets assessed and available to our customers.

Read more about Eco Rating for mobile phones: vodafone.com/eco-rating

Purpose (continued)

Maintaining Trust

As an integral part of our purpose, we need to ensure that we are maintaining trust in everything that we do.

This section of the Strategic Report covers the elements underpinning our responsible business strategy. On this page, we explain how we embed an understanding of our Code of Conduct throughout the Group and provide our people and suppliers with access to a whistleblowing hotline ('Speak Up'). This section also summarises our approach to protecting data and people, as well as how we ensure we behave ethically, lawfully and with integrity wherever we operate.

Code of Conduct

Our Code of Conduct sets out what we expect from every single person working for Vodafone, regardless of location. We also expect our suppliers and business partners to uphold the same standards as set out in our Code of Ethical Purchasing.

 **Click to read our Code of Conduct:
vodafone.com/code-of-conduct**

Our Doing What's Right ('DWR') training and communication programme is key to embedding a shared understanding of the Code of Conduct across Vodafone. Throughout the year, the DWR communication programme promoted different areas of our Code of Conduct, including Speak Up, anti-bribery, privacy, competition law, security, and health and safety. This year, we shared a message reminding everyone about our responsibility to act ethically through a special message featuring our leadership members.

Training on our Code of Conduct is included in our standard induction process for new employees. We expect every employee to complete refresher training when assigned, and this is typically every two years.

Of those employees assigned induction or refresher DWR training during the period, 93.6% had completed the training as of 31 March 2024[1].

To keep the knowledge of our Code of Conduct fresh, we launched assessment tests this year across areas like the Code of Conduct, anti-bribery, health and safety, privacy and security within selected markets. The newly launched refreshers have helped us test and refresh knowledge of key concepts. These tests have received a high Net Promoter Score of 86-93%. Those who did not pass are required to complete learning in the relevant subject area. These assessment tests will also be launched across other markets in FY25.

This year our competition law learning module was also upgraded. This course was assigned to select learners who are closest to competition law risks. It had a completion rate of 88% as of 31 March 2024[1].

We also strive to make compliance easy for our employees and continue to improve our digital Code of Conduct and global policy portal, the internal platform where employees can find information about our policies and procedures. A programme is underway to streamline our policy environment and optimise the number of policies so that we can effectively address our risk environment.

Our digital Code of Conduct and policy sites continue to be accessed widely by users across the Group with over 200,000 visits to the policy portal in the last quarter of FY24[1].

Our Code of Conduct is well understood throughout Vodafone. In the April 24 Spirit Beat employee survey, 95% of respondents agreed with the statement 'Our team lives by the Code of Conduct'.

Note:
1. Includes our discontinued operations in Italy and Spain.

Speak Up

Everyone who works for or on behalf of Vodafone has a responsibility to report any behaviour at work that may be unlawful or criminal, or could amount to an abuse of our policies, systems or processes and, therefore, be a breach of our Code of Conduct. Employees are able to raise concerns with a line manager, with a colleague from human resources or through our anonymous confidential third-party hotline, Speak Up, which is accessible in local languages online or by telephone.

We have a non-retaliation policy when a genuine concern has been reported. Everyone who raises a concern in good faith is treated fairly, with no negative consequences for their employment with Vodafone, regardless of the outcome of any subsequent investigation.

Speak Up reports are confidentially investigated by local specialist teams, with a senior team in place to triage reports. Each grievance is monitored to verify that any corrective action plan or remediation has been conducted. Our Group Risk and Compliance Committee reviews the effectiveness of the Speak Up process and trends once a year, and the Audit and Risk Committee receives an annual update, with additional ad hoc reviews carried out where appropriate.

Our employees trust our Speak Up process, as evidenced by our April 24 Spirit Beat survey, with 87% of respondents agreeing that they believe appropriate action would be taken as a result of using the process. We also track the proportion of 'named' versus 'anonymous' reports as a higher number of named reports suggests higher levels of trust in the Speak Up process. During the year, 52% (FY23: 58%) of reports were 'named' and this was higher than available industry benchmarks.

This year, 649[1] (FY23: 505[1]) separate concerns were reported using Speak Up. These concerns could relate to matters of unlawful behaviour or matters of integrity, such as bribery, fraud, price fixing, a conflict of interest, or a breach of data privacy. Reports could also relate to people issues such as discrimination, bullying or harassment, danger to the health and safety of employees or the public, or potential abuses of human rights.

If we decide to proceed with an investigation, a corporate security investigator or member of HR will investigate, keeping the person who raised the concern informed throughout the process. Where reports made to Speak Up require remedial action, this could include consequences at the individual level or changes to internal processes and procedures.

Speak Up is owned by the Chief Human Resources Officer and overseen by the Group Risk and Compliance Committee.

Speak Up is also made available to our suppliers and is communicated through our Code of Ethical Purchasing. For suppliers that decide to maintain their own grievance mechanisms, we require that they inform us of any grievances raised relating to work done on behalf of Vodafone directly.

Speak Up topics raised during the year

Topic[1]	Speak Up reports	Requiring remedial action
People issues[2]	77%	36%
Integrity	18%	51%
Other	3%	41%
Health and safety	2%	43%

Notes:
1. There were was one report relating to modern slavery concerns reported during the period (FY23: zero reports).
2. Diversity and inclusion topics accounted for 2% of the People issues reported during the year.

Customers

Responsible use of data

Millions of people communicate and share information over our networks, enabling them to connect, innovate and prosper. Customers trust us with their data and maintaining this trust is critical.

Data privacy

We believe that everyone has a right to privacy wherever they live in the world, and our commitment to our customers' privacy goes beyond legal compliance. As a result, our privacy programme applies globally, irrespective of whether there are local data protection or privacy laws.

Our privacy management policy is based on the European Union General Data Protection Regulation ('GDPR') and this is applied across Vodafone markets both inside and outside the European Economic Area. Our privacy management policy establishes a framework within which local data protection and privacy laws are respected and sets a baseline for those markets where there are no equivalent legal requirements.

 **Click or scan to watch our privacy experts summarise our approach to data privacy:
investors.vodafone.com/videos**

Privacy risks

As data volumes continue to grow and regulatory and customer scrutiny increases, it is important to be clear on the privacy risks we face, as well as how our policies and programmes can mitigate these. We categorise data privacy risk into three main areas:

— **Collection:** collection of personal data without permissions, or excessive collection of data;
— **Access & use:** use of personal data for unauthorised purposes, excessive data retention or poor data quality; and
— **Sharing:** unauthorised disclosure of personal data, including supplier non-compliance with the law or our own policies.

To help us identify and manage evolving risks, we constantly evaluate our business strategy, new technologies, products and services, as well as government policies and regulation.

Privacy principles

Our privacy programme governs how we collect, use and manage our customers' personal data to ensure we respect the confidentiality of their communications and any choices that they have made regarding the use of their data. Our privacy programme is based on the following principles: accountability; fairness and lawfulness; choice and access; security safeguards; privacy by design; openness and honesty; responsible data management; and balance.

 **Click to read more about our privacy principles and how they guide the way our products are designed and built: vodafone.com/privacy**

Using customer data

We want to enable our customers to get the most out of our products and services. To provide these services, we need to use our customers' personal information. We aim to protect our customers' data and only to use it for a stated and specific purpose, and we are always open about what customer data we collect, and why we collect it.

 **Click to read more about uses of customer data:
investors.vodafone.com/sasb**

Each local market publishes a privacy statement to provide clear, transparent and relevant information on how we collect and use personal data, what choices are available regarding its use and how customers can exercise their rights. Our product-specific privacy notices include details relating to a particular product. These statements and notices are available to customers online, in the MyVodafone app and in our retail stores.

We provide our customers with access to their data through online and physical channels. These channels can be used to request deletion of data that is no longer necessary, or for correcting outdated or incorrect data, or for data portability.

Our customer privacy statements and other customer-facing documents provide comprehensive information on how these rights can be exercised and how to raise complaints or contact the relevant data protection authority. Our frontline retail and customer support staff are trained to respond to customer requests.

Our state-of-the-art, multi-channel permission management approach has been deployed across our channels (MyVodafone app, website, call centres and retail stores) since 2018. This approach allows our customers to control how we use their data for marketing and other purposes at any time and the permissions are synchronised across our channels. For example, customers can:

— Opt-in for the processing of special categories of data;
— Choose what data we collect through the MyVodafone app and how it is used;
— Opt-out from marketing across different channels (call, SMS, notifications), or opt-in to the use of their communications metadata for marketing purposes or for receiving third-party marketing messages; and
— Opt-out from the use of anonymised network and location data ('Vodafone Analytics').

 **Click to read more about our privacy policies:
vodafone.com/privacy**

Operating model

We have an experienced team of privacy specialists dedicated to ensuring compliance with data protection laws and our policies in the countries where we operate.

We have a clear process for managing privacy risks across the data life cycle and teams from across Vodafone ensure end-to-end coverage. Dedicated security teams are tasked with applying appropriate technical and organisational information security measures to protect personal data against unauthorised access, disclosure, loss or use during transit and at rest.

 **Read more about cyber security
on pages 46 to 51**

All products, services and processes are subject to privacy impact assessments as part of their development and throughout their life cycle. We maintain personal data processing records, supplier privacy compliance, data breach management and individual rights processes, as well as internal and international data transfer compliance frameworks, and training and awareness programmes.

In our supply chain, privacy and security requirements form a key part of our supplier management processes. All suppliers go through a thorough onboarding process to verify their adherence to these requirements, with appropriate data protection measures and continuous monitoring agreed.

Our teams monitor and influence regulatory and industry developments and work to build and maintain relationships with local data protection authorities and other key stakeholders.

Our privacy control frameworks are subject to continuous risk-based improvements. In addition to introducing updates to our global privacy controls, we also require every employee, and where possible contractors, to complete DWR privacy training within six weeks of joining. In addition, they need to complete refresher courses in line with our annual learning intervention cycle. We also have targeted training for high-risk teams with a key role in personal data processing. With this approach we aim to achieve a 90% completion rate on both types of training for all target groups across our global footprint. In FY24, 94% of assigned employees completed DWR or more specific privacy training.

The effectiveness of control implementation is subject to quarterly reporting, and annual evidence-based testing by the privacy teams, as well as internal audit. Control implementation is also reviewed by local market CEOs, the Group Risk and Compliance Committee and the Audit and Risk Committee. Any findings are subject to remedial actions by the responsible control operator, and completion is monitored.

Note:
1. Includes Vodafone Italy and Vodafone Spain.

Purpose (continued)

Governance

The General Counsel and Company Secretary, a member of the Executive Committee, oversees the global privacy programme. The Group Privacy Officer, reporting to the General Counsel, is responsible for managing and overseeing the privacy programme on a day-to-day basis across the markets and provides regular status reports to the General Counsel and Company Secretary and an annual update to the Audit and Risk Committee. During the year, the Group Chief Executive conducted regular compliance reviews, to seek to ensure operating companies were adhering to the Group's policies and procedures. This included oversight of our privacy programme.

Whilst each employee is responsible for protecting personal data they are trusted with, accountability for compliance sits with each operating company. A member of the local executive committee oversees the local implementation of our privacy programme. Each operating company also has a dedicated privacy officer, privacy legal counsel and other privacy specialists. Local privacy officers report to the Group Privacy Officer throughout the year.

The privacy leadership team approves new standards and guidelines and monitors the implementation of global privacy plans. Operating companies also maintain privacy steering committees that bring together privacy and security teams and senior management from relevant business functions.

Privacy incidents

We have a strong culture of data privacy and our assurance and monitoring activities are designed to identify potential issues before they materialise. However, during the financial year, excluding Italy and Spain, Vodafone was fined €42,000 (FY23: €65,000) for separate data privacy issues, primarily relating to marketing without consent, human and system errors in data processing, and delayed execution of data subject rights. In response, we have introduced new standards and increased monitoring.

 **Read more about how we respond to a data breach on pages 46 to 51**

Vodafone's approach to responsible artificial intelligence ('AI')

Vodafone's AI governance approach demonstrates our desire to engage with AI in an ethical and responsible manner for the benefit of customers, employees, and society. We first released our ethical AI framework in 2019. We have further formalised our governance of AI. The AI Governance Board is a senior steering group that defines strategy and policy for AI and monitors its execution. The board is chaired by the Vodafone Chief Commercial Officer, and is attended by the CEO of Vodafone Business, Chief Technology Officer, Chief HR Officer and Chief Legal Officer.

The AI Governance Board is supported by the following functions: the Global AI Data and Analytics function leads the deployment of the AI initiatives. The AI innovation team drives AI innovation. HR is responsible for upskilling our workforce, and the Responsible AI Office ensures compliance and ethical use of AI, together with our Secure and Privacy by Design and External Affairs teams.

Case study: De-risking personal data with synthetic data

Privacy enhancing technologies ('PET's) reduce the risks associated with personal data. PETs are part of Vodafone's privacy risk management approach. Vodafone has been experimenting with synthetic data recently. Synthetic data is data that is artificially created instead of collected from real-world events, it is produced by algorithms and is used, for example, to replace test data sets of production or operational data, test mathematical models, train machine learning models, or run different analytics use cases. Synthetic data is not personal data, but it maintains the statistical features of the original data. This means it can be used for many use cases without regulatory obstacles.

 **Click to read more about our approach to artificial intelligence vodafone.com/privacy**

Cyber security

Strategy

Our cyber security strategy

Our vision is a secure connected future for our customers and society. We are motivated by a clear purpose to inspire customer trust and loyalty through providing sustained cyber security, ultimately contributing to a secure society and an inclusive future for all.

Our cyber security strategy and operating model support our vision and goals, and form part of our wider Company strategy. Each year we refresh our cyber security strategy and every five years redevelop the cyber security strategy based on changes in the internal and external environment.

Our strategy is based on core principles, including:

- Act as an enabler for the business;
- Be proactive, risk and threat-led, supported by data-driven decisions, automation and digitalisation;
- Build and assure security in all products and services; and
- Simplify architecture though partnership with key suppliers.

To implement these principles, our strategy is delivered through six pillars of change:

Control evolution: Maintain and improve our security controls and procedures beyond the existing cyber security baseline with an adaptive and risk-based framework;

Secure by design: All products and services have security built in, whether we build them ourselves or buy them from vendors;

Dynamic trust: Strong zero-trust security based on dynamic risk-based access that is frictionless for users: for example, multi-factor authentication and moving away from passwords;

Real-time data and real-time response: The next generation of our detection and response capability, more automated and based on advanced analytics;

Spirit of Vodafone and cyber culture: Engaging our people, nurturing our engineering community and Group-wide cyber security training and simulations; and

Security for society: Collaborate widely to encourage standardisation, share intelligence, and engage on regulation.

Each year we define and communicate priorities for a three-year period, so all areas of our business are clear on the investment priorities for security. We track progress against these priorities throughout the year.

Year ahead

The priorities for the coming year include updating and redeveloping our cyber security strategy in line with future technology changes and expected threats. This strategy will position us to manage changes in technology, threats and the external environment.

Key priorities for the year include:

- Design and development of a new security operations platform;
- Further strengthening of identity, access control and authentication;
- End-to-end security of our telecommunications networks, transforming how we manage the security of our third parties; and
- New adaptive cyber risk methodology.

Alongside these priorities, we continue to focus on security control improvement, efficiency and automation, including automation of key risk indicators that provide data driven measurement of our security position.

 **Click or scan to watch our cyber security experts summarise our approach to cyber security: investors.vodafone.com/videos**

 **Click to read our cyber security factsheet: investors.vodafone.com/cyber**

New technologies and industry collaboration

We adopt new technologies to better serve our customers and gain operational efficiency. For every technology programme, new or existing, we follow our Secure by Design process, evaluating suppliers' hardware and software, modelling threats and understanding the risks before designing, implementing and testing the necessary security controls and procedures.

Mobile networks

Every new mobile network generation has brought increased performance and capability, along with new opportunities in security. As we deploy 5G core networks alongside our 5G radio networks, often described as 5G Standalone, we have updated our security standards to implement the latest 5G features in our core networks. We also test security in our radio networks using independent third-party testing companies.

OpenRAN is a new way of building and managing radio access network ('RAN') components within telecommunication infrastructure. Instead of purchasing all the components from one supplier, we use hardware and software components from multiple vendors and integrate these via open interfaces. Over time, this will create a more competitive landscape for telecommunications equipment. We continue to collaborate with other players in the OpenRAN ecosystem to improve security. This includes adding requirements to the OpenRAN specification, publishing internal security standards, and benchmarking vendors against these. The first OpenRAN sites are now live in the UK, Romania and DRC.

Quantum computing

We are preparing for a time when quantum computing is available at scale. Through our joint research with IBM, we have developed a risk-based approach to mitigate the risks of existing cryptography, which could be more easily broken by a quantum computer. We are identifying potential quantum vulnerabilities, defining supplier requirements and developing the ability to update our cryptography when new threats emerge. Vodafone also co-chairs the telecommunications industry-wide task force on this issue.

Artificial intelligence ('AI')

We take the responsible use of AI seriously and seek to balance the opportunities and risks associated with AI, and more recently generative AI ('Gen AI'). Teams from across the business are collaborating under the governance of a global AI governance board which agrees policy, mitigates threats, identifies and selects use cases for implementation.

 **Read more about AI governance on page 46**

We are experimenting with public and private Large Language Models ('LLMs') to support a range of potential business cases. To date, two private versions of models have been reviewed and approved though our Secure by Design process. To reduce the risks of misuse, we limit access to specific public LLMs. We have developed an awareness programme and updated our guidance and policies to make it clear to our employees what data must not be shared in a public AI model.

We have defined requirements for internal LLM application development including risk assessment, designing for transparency, lack of bias and providing the right degree of human oversight of results. If the AI model could have a high impact on people, we require a human to have input on the final decision.

We are also investigating the use of AI to augment our cyber security processes. The first proof of concept is a cyber security chatbot which can answer employee questions on cyber policies and standards. We are also part of cross-industry forums which collaborate on telcommunication-specific AI use cases, including threat detection, investigation and response.

Industry collaboration

We actively engage with stakeholders across industry, with regulators, standard-setting bodies and governments. Collaboration is vital to respond to threats, protect our organisation and workforce, and build safe online and digital spaces for customers and society. We use our expertise and experience to engage with a wide range of organisations to help improve the understanding of cyber security thinking and practice, and contribute to public policy, technical standards, information sharing, risk assessment, and governance. For example, we have engaged in cross-industry collaboration through the European Round Table, where we chair the CISO committee. We have an appointed member on the National Cyber Advisory Board in the UK. We also collaborate with other telecommunication companies, and actively engage in security standards working groups such as ENISA 5G Cyber Security Certification, O-RAN Alliance Security Focus Group and GSMA Fraud and Security Group.

Risk management

Identification of vulnerabilities and risks

Cyber attacks are part of the technology landscape today and will be in the future. All organisations, governments and people will be subject to cyber attacks and some will be successful, leading to security incidents. The telecommunications industry is faced with a unique set of risks as we provide connectivity services and handle private communication data.

As a result, cyber security is one of Vodafone's principal risks. A successful cyber attack could cause serious harm to the Company or its customers, including unavailability of services or a data breach leading to disclosure or misuse of customer personal data. The consequences could include, but are not limited to, exposure to contractual liability, litigation, regulatory action, or damage to the company's reputation and brand and loss of market share. In the worst case, the cyber security incident could cause material financial impact to the Company.

There is increasing regulatory focus on cyber security and requirements for telecommunications providers to improve their cyber security practices. The Company is subject to GDPR and equivalent legislation in many countries in which it operates. In addition, there are cyber focused local laws and regulations, for example in the UK with the Telecoms Security Act. A cyber incident may therefore lead to regulatory fines and other enforcement activities if deemed to be due to inadequate security. Measures to meet these laws and regulations will also result in increased compliance costs.

We dedicate significant resources to reducing cyber security risks, however due to the nature of the threats, we cannot provide absolute security and some cyber security incidents will occur.

Risk and threat management are fundamental to maintaining the security of our services across every aspect of our business. We separate cyber security risk into three main areas of risk:

– **External:** A wide variety of attackers, including criminals and state-backed groups, target our networks, systems and people using a range of techniques and procedures. They seek to gain unauthorised access to steal or manipulate data or disrupt our services. Geopolitical factors also increase the threat of an external attack;

– **Insider:** Our employees may accidentally leak information or maliciously misuse their privileges to steal confidential data or to cause disruption; and

– **Supply chain:** We only have indirect control over the cyber security of third-party service providers, limiting our ability to defend against cyber threats to these third parties. Such attacks, if successful, could cause services to be unavailable or enable a data breach to occur.

To help us identify and manage emerging and evolving risks, we constantly evaluate and challenge our business strategy, new technologies, government policies and regulation, and cyber threats.

Purpose (continued)

We conduct regular reviews of the most significant security risks affecting our business and develop strategies and policies to detect, prevent and respond to them. Our cyber security strategy focuses on minimising the risk of cyber incidents that affect our networks and services. When incidents do occur, we identify the root causes and use them to improve our controls and procedures.

Cyber security risk is aligned with Vodafone's enterprise risk framework. Each principal risk owner is responsible to produce a formal Line of Sight document twice a year that describes the risk, the Company's risk tolerance, current position, control position and actions to move to tolerance if required. Second and third line assurance supporting the report is also included in the Line of Sight document.

Risk and control approach

The global Cyber and Information Security policy applies to all Vodafone-controlled entities. Each security domain has a more detailed supporting policy document with detailed control objectives. The policies are underpinned by security standards which provide relevant technical specifications.

Control framework

Security controls and procedures define the requirements which allow our policies to be met. These controls and procedures are designed to prevent, detect or respond to threats. Most risks and threats are prevented from occurring and we expect most will be detected before they cause harm and need a response.

We have defined a common global control framework called the Cyber Security Baseline ('CSB') and adoption is mandatory across the entire Group. We based the CSB on the ISO 27001 international standard, mapping those controls to our cyber risks to identify the most impactful. Our original baseline included 48 key controls, this has grown to 56 as we have reviewed and identified new controls to counter new cyber threats.

All controls in the baseline need to be effective in all entities. We define effectiveness based on the depth of the control implementation and coverage of the relevant assets. We understand that cyber security controls need to be continuously evolved and enhanced to mitigate risks and threats. Each year we set new annual targets, and progress against the targets is monitored and reported to the senior leadership team in each market and the technology leadership team quarterly. We update our priorities with changes, including any necessary new controls and procedures.

In addition to this top-down process of risk identification and mitigation, we identify individual cyber risks at the product or system level, for example through our Secure by Design process, operational activities, scanning and monitoring, or through an incident. Risks are evaluated on a common impact and likelihood scale, mitigating actions are agreed and captured in a risk register. Any high risks identified through these processes require senior management oversight and agreement of mitigating actions.

Adaptive risk and control methodology

A risk and control methodology is important to drive action in any company. We are launching a new global methodology for cyber security risk management, which was developed with the assistance of a major consulting firms. During FY25 we will retire the CSB and replace it with the new methodology. This methodology has a greater focus on risk and threats but retains the structured control framework and common targets of CSB. Controls are vital to reduce risk and initially we will continue to use the same control set under the new methodology. To adapt to the changing threat landscape, the new methodology introduces threat and risk scenarios. The threats and specific attack techniques are mapped to the controls that most significantly reduce risk, allowing gaps to be highlighted. The control framework will continue to evolve based on technology changes, our strategic and business priorities, and changing regulation.

Over the next three years, we intend to automate the capture and reporting of key risk indicator data from source systems. This will reduce manual effort, be more accurate and provide stronger assurance of effectiveness. Further, to better quantify residual risk, we have also created a risk quantification model based on threats, control effectiveness and incident data. This will be tested and launched during FY25.

Assurance

A dedicated technology assurance team review and validate the effectiveness of our cyber security controls and procedures, and our control environment is subject to regular internal audit. We test the security of our mobile networks every year using a specialist testing company, they also benchmark our security against other telecommunications operators. This provides assurance that we are maintaining the highest standards and our telecommunications controls are operating effectively. We have also appointed external specialists to perform testing on our security controls ('red teaming') to uncover any areas for improvement. We maintain externally audited information security certifications, including ISO 27001, which cover our global technology function and 11 local markets. In addition, our markets comply with national information security requirements where applicable. All systems going live and those undergoing change are independently penetration tested. An internal team performs some testing, and we engage third party testers where appropriate. Across Vodafone, we complete over 1,000[1] penetration tests every year. We also perform adversary testing exercises using independent third parties.

Supply chain

As well as monitoring control effectiveness within Vodafone, we oversee the cyber security of our suppliers and third parties. Controls and procedures are embedded in the supplier lifecycle to set requirements, assess the risk and monitor each supplier's security performance. At supplier onboarding, minimum security requirements are written into contracts, and we determine the inherent risk of the supplier based on the service they are providing. We then assess their controls and procedures using a questionnaire to understand the residual risk, which informs the frequency of review from annual to every three years. We follow up on open actions and ensure any security incidents are tracked and managed.

Regulatory landscape

We expect a continued increase in security regulation over the next few years as governments respond to the heightened cyber threat landscape, recognising that telecommunications operators provide critical national infrastructure. We engage directly with governments and industry partners to promote proportionate, risk-based and cost-effective solutions to security threats. We look to establish shared approaches to reinforce standardisation and regulatory frameworks that apply equally to all market participants.

In the UK, we are implementing the provisions of the Telecommunications Security Act which sets enhanced security requirements for UK network operators and their suppliers. In Europe, individual member states have their own current or pending legislation, which incorporate EU-wide standards such as the 5G Security toolbox and the Network and Information Security 2 Directive. We continue to monitor the forthcoming EU Cyber Resilience Act which aims to ensure that all digital products and services fulfil the same security requirements.

The US Securities and Exchange Commission ('SEC') introduced new cyber security incident disclosure and periodic reporting requirements in December 2023. We have updated our incident management process to include the relevant disclosure steps should a material incident occur; this is described in the Cyber Operations and Incidents section. Where applicable we have expanded these cyber security disclosures in response to the new reporting requirements.

Operating model

Our approach to cyber security

We have implemented a globally consistent cyber security operating model that is based on the leading industry security standards published by the US National Institute of Standards and Technology ('NIST'). The model is designed to reduce risk by constantly identifying threats, protecting, defending and improving our security. We operate cyber capabilities with an in-house international team of over 900[1] employees.

Note:
1. Includes Vodafone Italy and Vodafone Spain.

We augment our internal capabilities where necessary with third-party specialist technical expertise, such as digital forensics, red teaming and penetration testing. We use specialist resources to perform testing of our telecommunications networks. We also use qualified external resources to help during the implementation of change and improvement projects. Our scale means we benefit from global collaboration, technology sharing and deep expertise, and ultimately have greater visibility of emerging threats. An example would be our global security operations centre which takes inputs and telemetry from all the markets where we operate.

Cyber security function

Team	Responsibilities
Governance, Risk and Control:	– Cyber risk framework and management across the Group. – Define and track adoption of controls and procedures, and measure effectiveness. – Identify and reduce supplier cyber risk
Strategy and Secure by Design:	– Define cyber strategy aligned to technology and Company strategies. – Products, services and internal systems are secure by design.
Cyber Prevent:	– Engineer, deliver and operate global security platforms, driving continuous improvement
Cyber Defence:	– Perform threat intelligence & security testing. Detect events and attacks through 24/7 monitoring. – Respond to events and incidents to minimise the impact to business and customers.
Local Market Teams:	– Responsible for managing and embedding cyber security in our local markets, including meeting local cyber regulatory and compliance requirements.

Our approach to cyber security is summarised in the following diagram and the accompanying video linked below. In the video, cyber security experts from across teams in the cyber security function explain our approach across the lifecycle: identify, protect, detect, respond, recover and govern.



Scan or click to watch our cyber security experts summarise our approach to cyber security: **investors.vodafone.com/videos**



Chief Technology Officer
Cyber Security, Technology Assurance and Strategy Director
Local Markets
Central Functions
Second Line of Defence
Germany
UK
Strategy & Secure by Design
Cyber Governance, Risk & Control
Africa
Other Europe
Cyber Prevent
Technology Assurance
Cyber Defence

Governance

Management

The Chief Technology Officer ('CTO') and Chief Network Officer are the Executive Committee members accountable for managing the risks associated with cyber threats and information security. The Cyber Security, Technology Assurance and Technology Strategy ('CTAS') Director is responsible for managing and overseeing cyber security across Vodafone and reports to the Chief Technology Officer.

The Chief Technology Officer has been at Vodafone since 2009. During that time he has held positions in Vodafone Business Product Management and Technology, has been UK CTO and since 2021 the Chief Digital & Information Officer leading an integrated Europe-wide technology team.

Within the cyber security organisation, led by the CTAS Director, we have heads of global cyber security functions, local markets and regional cyber security leaders. This global leadership team is responsible for directing, managing and reducing cyber risk across Vodafone. Market and regional cyber security leaders are also part of their local management teams, with a dotted matrix reporting line to local chief information officers.

The CTAS Director has led cyber security in Vodafone since 2015. Prior to joining Vodafone, the CTAS Director was chief security officer at a large UK bank, after previously holding security and technology audit leadership roles in financial services and the UK postal service. The CTAS Director is an independent advisor for a large UK retail company, a member of the UK Cabinet Office National Cyber Advisory Board and holds several other industry advisory and committee roles. Our broader cyber leadership team has significant cyber security and technology risk experience across business sectors including telecommunications, financial services and professional services.

The cyber security leadership team reviews detailed metrics monthly covering security controls status, updates about the threat landscape, and specific key risk indicators ('KRIs') for our most important controls. Examples of KRIs include results of independent network testing by third parties, vulnerability management, patching, hardening and endpoint security status, and incident metrics. Internal reporting provides a detailed view of progress and risk reduction. If markets are consistently not achieving targets, they are expected to have plans in place to recover.

Quarterly summary management reporting is provided to the technology leadership team and Executive Committee. This is supplemented by monthly control status reports which track targets and are discussed in regular meetings with local market leadership teams.

The top level Cyber and Information Security policy is approved annually by the CTO. To provide functional governance, we have a quarterly Cyber Risk Council meeting, chaired by the Head of Cyber Governance Risk and Control, and attended by the CTAS Director, the CTAS leadership team and cyber security leaders from each market. The meeting reviews and approves detailed cyber policies and standards, monitors cyber risk and threat, and oversees key strategic programmes.

Cyber security risk is also reported to and monitored by more senior committees including the Technology and Audit and Risk Committee, chaired by Internal Audit and the Vodafone Group Risk and Compliance committee, chaired by the Chief Financial Officer ('CFO'). The CTAS Director attends both of those committees to provide updates as required.

Board

The Board Audit and Risk Committee ('ARC') is the responsible committee for the oversight of risks from cyber security threats. The Committee receives updates from Internal Audit throughout the year. The Line of Sight report documents the risk tolerance, risk position and mitigating actions for each principal risk of the company, including cyber threat. This is presented and reviewed annually.

In addition, the Committee reviews cyber risk based on a paper and presentation from the CTO and CTAS Director. The report collates the data that covers all local markets' security status. The paper also typically includes threat landscape, incidents, security position, residual risk, strategy and programme progress across the Company. The most recent update was provided in March 2024.

The Chair of the Board's Audit and Risk Committee is the Senior Independent Director of the Board. A former CEO at a UK financial services company, he has significant experience of overseeing technology and cyber issues.

Purpose (continued)

During the year, the Board formed a Technology Committee which assists the Board by overseeing how technology underpins company strategy. Cyber security was discussed in the first meeting of the Committee, covering the changing business, technology and cyber threat landscape.

  **Click or scan to watch the Chair of the Technology Committee talk more about his role**

Read more about the Audit and Risk Committee's oversight of cyber security on pages 89 to 94

Culture, training and awareness

Training and awareness

Our cyber security awareness approach is to educate our employees to protect themselves and our customers from cyber threats. Cyber security training is mandatory as part of our Doing What's Right programme. The training module is designed by the cyber security team to inform employees of key threats and how to avoid them. The cyber leadership team are actively involved in shaping the approach and in specific employee communication. The corporate security function lead on all employee security training and they deliver the programme and materials. Mandatory training runs every other year with a short refresher and knowledge check in the intermediate year. If the knowledge check is failed, the employees are required to retake the full cyber security training module. During the year we launched a training manual for contractors, so they also receive the same level of awareness. Training on cyber security is also included in our induction process for new employees. We track completion rates to ensure every employee completes mandatory training when assigned.

 **Read more about our approach to mandatory Doing What's Right training on page 44**

Cyber security training is reinforced by regular digital communications delivered via our internal social media platform, through videos and webinars. We respond to threats with specific targeted advice, such as the use of multi-factor authentication and reminders to not share credentials.

We perform phishing simulations across all markets and functions to raise awareness and train employees. We target at least two exercises per market or function per year. We also run multi-market simulations to allow us to compare responses consistently – in the most recent exercise we sent over 100,000[1] emails to nine[1] European markets and Group functions. Those who click on the link in the phishing message or share their credentials receive immediate training. We are now rolling out this multi-market approach to our African markets.

We also provided focused training for our Executive Committee. This year, we covered social engineering threats, use of social media, travel to high-risk countries, using devices securely and how to share confidential information safely. The training materials were cascaded to their teams by ExCo members.

We have continued to undertake incident simulations for local executive committees, most recently for Greece. The simulations provide CEOs and their teams a realistic and tailored experience of managing a cyber incident and exercising their responsibilities in accordance with our common approach.

Growing our skills

We enable employees in our cyber teams to maintain and grow their skills to better protect our customers. Our company learning platform hosts cyber training on technical topics, platforms and frameworks. Employees can study towards recognised information security and cyber certifications aligned to their learning plans.

Since 2020 we have organised twice yearly cyber connect events for our entire global cyber security team. The events include a recap of our strategy and achievements, messages from senior leadership, external industry speakers, collaborative breakout groups and technical track sessions to learn about cyber topics and best practice. We use technology to enable a hybrid experience with some attending in offices and some remote.

The Cyber Code

The Vodafone Cyber Code has been designed to simplify and explain basic security controls and procedures to all employees. The Cyber Code is embedded in our Code of Conduct and is the cornerstone of how we expect all employees to behave when it comes to best practice in cyber security. It consists of seven areas where employees must follow good security practice.

 **Click to read more about Vodafone's Cyber Code in our Code of Conduct: vodafone.com/code-of-conduct**

Threats and incidents

Threat landscape and intelligence

An important part of our operating model is to gather intelligence and insights about threats. The cyber threat landscape continues to be volatile across all sectors, with wide-ranging threat actors. Our cyber security team use industry and external analysis to help shape our controls and procedures, and drive actions. When specific vendor or new high impact vulnerabilities are reported, we drive global remediation across Vodafone.

Geopolitical instability, conflict and tensions often lead to an increase in cyber threats from state-backed and criminal threat actors. This can lead to disruption, data theft and integrity compromise. Cross-industry and government collaboration is vital.

Ransomware and data extortion attacks are common to companies of all sizes. The threat is increasing. Based on public reporting, some companies are paying ransoms, aggravating the threat.

Attackers are increasingly trying to log in, rather than hack in. As such, social engineering methods are a common means for attackers to gain access. Emerging technologies such as AI will enhance techniques such as voice phishing and deep fakes. Harvested credentials continue to be sought and shared by threat actors. Attackers can target executives following media announcements and public reporting.

The speed of vulnerability exploitation is very fast, with a trend for targeting internet-facing software.

In 2023, the European Commission highlighted the number of supply chain attacks in Europe has tripled. Supplier attacks against all sectors are likely to increase in the coming year.

We anticipate threats will continue from existing sources, as well as evolving in new technology areas such as AI and quantum computing.

Cyber operations and incidents

As a global connectivity provider, we see a range of cyber threats. We use our layers of controls to identify, block and mitigate threats and reduce business or customer impact. Our global security operations capability handles trillions of events and logs from sensors across our footprint, detecting potential threats and events. Low severity issues are dealt with quickly, for example by malware containment or isolating an individual device. More significant events are triaged to our 24/7 incident management and response team. We operate a single global team and capability.

Where a security incident occurs, we have a consistent incident management framework to manage our response and recovery. The focus of our incident responders is always fast risk mitigation and customer security.

In the event of a cyber breach, disclosure is made to the relevant authorities in line with local and global regulations and laws and a risk assessment considering the impact on customers. This may include law enforcement as well as regulators. The European Union's GDPR provides a framework for notifying customers in the event there is a loss of customer data because of a data breach, and this framework is a baseline across all our markets. Our data privacy officers are a key part of the response where incidents impact personal data. We will also notify the SEC if an incident is deemed material.

Note:
1. Includes Vodafone Italy and Vodafone Spain.

We classify security incidents on a scale according to severity, measured by potential business and customer impact. The highest severity category of event is called Severity 0 down to the lowest Severity 4. Severity 0 corresponds to a significant data breach or loss of service caused by the incident. If a Severity 0 incident occurs, we notify the Executive Committee, the Board and external auditors and provide regular updates. A crisis group is formed composed of relevant senior management who oversee the response.

SEC requirements have been incorporated into our incident management process. In the event of a Severity 0 incident, the Disclosure Committee (composed of the CFO and General Counsel) would decide if a UK market disclosure is necessary for materiality reasons, that would also trigger disclosure to the SEC.

In the past two financial years, no incidents have been Severity 0. In FY22 we experienced one Severity 0 in Vodafone Portugal in February 2022 and in FY21 we experienced one Severity 0 incident at Italy Ho. Mobile in December 2020. Details of these two previous disclosures are in our FY23 Cyber Security Factsheet. These incidents did not have a material impact on the Company's business strategy, results of operations or financial condition.

Whilst overall incident volumes have remained stable, a higher proportion of these are at suppliers and third parties. In FY24, 55% of severity 1 and 2 incidents were related to our suppliers and third parties (FY23; 47%). We contractually require our suppliers to report incidents and we track and manage the incidents using the same framework as we do for internal events. In two cases in this financial year, our team helped a supplier recover services after a ransomware attack. Neither of these incidents were material to Vodafone's business strategy, results of operations or financial condition.

When incidents are closed, we complete a post-incident review to learn the lessons from the incident, including the root cause and any improvements needed.

Cyber insurance is an important part of our risk management and mitigation approach. Vodafone holds cyber liability insurance alongside business interruption and professional indemnity policies. Should a serious cyber event occur, we could recover the costs in whole or in part through these policies.

 Click to read more about how we manage risks from technology disruptions in our SASB disclosure: **investors.vodafone.com/sasb**

Society

Protecting people

Wherever we operate, we have an opportunity to contribute to the advancement of fundamental rights for our customers, colleagues and communities. We are also conscious of the risks associated with our operations, and we work hard to mitigate negative impacts, ensuring we keep people safe.

Mobiles, masts and health

The health and safety of our customers and the wider public has always been, and continues to be, a priority for us. Our masts fully comply with national regulations, which are typically based on, or go beyond, international guidelines set by the independent scientific body, the International Commission for Non-Ionizing Radiation Protection ('ICNIRP'). There has been scientific research on mobile frequencies for decades, including those used by 5G. If exposure is within national regulations, the scientific consensus is that there is no adverse impact on health. We continually monitor and evaluate our mobile networks to make sure we meet all regulations. In addition, all the products we sell are rigorously evaluated to ensure they comply with international safety guidelines.

As well as complying with national regulations, markets that have rolled out 5G apply the Smart PowerLock ('SPL') feature. This technology, designed for use with the adaptive antennas used for 5G, continuously monitors the transmitted radio frequency power of the antenna to ensure it is always below a threshold when averaged over a predefined time window. This takes into account compliance with electromagnetic field ('EMF') regulations under all possible operating conditions for 5G sites. This is now one of many software features that are routinely active on 5G sites. SPL also includes statistics that can be used to build evidence of compliance over several weeks for a given site if needed by regulators. National regulators have accepted the feature as effective.

Science monitoring
Scientific reviews have made a vital contribution to establishing industry guidelines and standards. We follow the results of these independent expert reviews to understand developments in scientific research related to mobile devices, base stations and health.

We continue to fund research into mobile devices, base stations and health through funding bodies such as national governments to ensure that the research remains independent of industry influence, including our own. We also respond to requests from bodies conducting research by providing technical advice and information on the use of mobile devices. This helps to ensure scientists have access to the best-quality information available.

Harmonisation with international science-based guidelines
Following the publication in 2020 of updated international guidelines on electromagnetic frequencies, we have supported and promoted the transition from the previous guidelines from 1998 to this more up-to-date and appropriate set. In EU Member States, the EMF regulations are set nationally with most being aligned with the ICNIRP guidelines. In the last year, in the city of Brussels, conditions have been changed to allow for the rollout of 5G services.

 Click to read more about ICNIRP 2020: **icnirp.org**

Operating model
We have robust governance mechanisms in place and conduct regular compliance assessments to ensure that our products meet the standards set by the Group policy and national regulations. The Group EMF leadership team meets through the year and reports to the Executive Committee and the Board.

We conduct network measurements and calculations of EMF exposure from network masts and review the test reports we receive on EMF testing on devices.

Human rights
We want to make sure that we have a positive impact on people and society, which includes respecting human rights in all our operations. We are a long-standing member of the UN Global Compact and our approach is guided by the United Nations Guiding Principles on Business and Human Rights (UNGPs).

 Click to read more about our human rights approach: **vodafone.com/human-rights**

Our Human Rights Policy Statement details how we do this and is backed up by our internal Human Rights Policy, which sets out how our people must ensure we respect human rights, including steps to take through our other aligned policies, such as those covering artificial intelligence, ethical purchasing, responsible minerals, health and safety, human resources, privacy, business resilience and law enforcement assistance.

 Click to read our Human Rights Policy Statement: **vodafone.com/human-rights-policy-statement**

Purpose (continued)

Human rights risks

As a global telecommunications operator, we connect people. This means that globally our most significant human rights risks relate to our customers' rights to privacy, concerning their data that we safeguard, and freedom of expression, in terms of their ability to receive, seek and share information, through the connections we provide. Local laws and regulations can mandate that telecommunications operators must assist governments, and we must comply with lawful government requests as part of our operating licences. This might include the disclosure of customer information or limiting access to digital networks and services. However, our internal law enforcement assistance policy guides us on how to do this in a rights-respecting way, and our transparency reporting provides data on certain requests we receive.

 Click to read more about how we handle law enforcement demands: **vodafone.com/handling-law-enforcement-demands**

The risks to people working throughout our supply chain are another area of focus for us. We manage these risks through our responsible supply chain programme, which assesses our suppliers for indicators such as forced labour and other risks to human rights, such as health and safety. As members of the Joint Alliance for CSR ('JAC'), we benefit from JAC-led on-site supplier audits and sharing of best practices with other telecommunications operators to enhance our supply chain management. We believe in supporting the responsible sourcing of minerals globally. Although we do not source minerals ourselves, we follow the best practice of the OECD Due Diligence Guidance to understand whether our manufactured products include minerals that have been sourced from smelters taking a responsible approach to sourcing.

Our human rights programme also addresses a broader range of human rights risks, such as those relating to the design and deployment of artificial intelligence, children's rights, data ethics and risks we may become connected with through our broader value chain, such as enterprise customers or partner markets.

Our approach

We conduct due diligence in line with our internal policies to proactively identify and address potential negative human rights impacts. Due diligence comes in various forms and at different moments in our operations: it may be an independent human rights risk assessment for a new market entry, the ongoing assessments we do when considering new partner markets, roaming partnerships, the deployment of artificial intelligence or the development of new products and services.

We follow up assessments of actual or potential material negative human rights impacts with what we consider to be appropriate mitigating actions, such as contractual commitments to respect human rights in our partner market agreements and in our enterprise customer contracts.

We maintain a grievance mechanism 'Speak Up' accessible to all individuals in our workforce or supply chain, providing a platform to raise concerns about human rights issues.

  Click or scan to watch a video summarising our human rights approach: **investors.vodafone.com/videos**

 Click to read more about our Conflict Minerals Reports and Statement: **vodafone.com/ responsibleminerals**

Governance

The Chief External and Corporate Affairs Officer oversees our human rights programme and is a member of the Executive Committee. The Human Rights Manager, working closely with the Vodacom Group Human Rights Principal Specialist, manages our programme, and is supported by a cross-functional internal Human Rights Advisory Group, comprising senior managers responsible for privacy, security, responsible sourcing and diversity and inclusion, amongst others. We report regularly on our progress to the Purpose and Reputation Steering Committee, which assists the Executive Committee in fulfilling duties with regard to our purpose, reputation management and policy. This year, we concluded a review of our human rights impacts, governance and controls, which recognised Vodafone's

strong support for a culture of respect for human rights while identifying actionable improvements, such as consolidating and simplifying our policy architecture and accountability structure and building and empowering our Human Rights Champions network. In FY24, we have updated our Human Rights policy and relaunched our Human Rights Champions network. In FY25, we will conduct a review of our Human Rights Advisory Group's terms of reference and membership structure with the aim to report on our progress.

Collaboration

We play our part in developing the global understanding of what businesses should do to respect human rights. We were placed second in the Ranking Digital Rights 2022 Telco Giants Scorecard, maintaining our position from the 2020 Index. We are a member of initiatives such as the GSMA Mobile Alliance to combat Digital Child Sexual Exploitation and the United Nations B-Tech Project, which convenes business, civil society and government to advance implementation of the UN Guiding Principles in the tech sector. This year, as part of the Human Rights 75 Initiative, we joined with other B-Tech Community of Practice members to make a public pledge to continue engaging with other companies to share experiences of implementing our respect for human rights commitments.

Responsible supply chain

We spend approximately €19 billion a year with 8,000 direct suppliers around the world[1] to meet our businesses' and customers' needs across network infrastructure, IT and services related to fixed lines, mobile masts and data centres that run our networks.

The majority of our external spend is managed by our Vodafone Procurement Company ('VPC') based in Luxembourg, and our shared services organisation ('_VOIS') based in Ahmedabad, India. A large area of spend is on the products we sell to our customers, including mobile phones, smartwatches, tablets, SIM cards, broadband routers, TV set-top boxes and Internet of Things devices. This centralised approach helps to ensure that we maintain a consistent approach to supplier management across Vodafone, from onboarding and vetting a supplier to raising orders and paying for delivered goods and services.

Supply chain risks

We work with other operators collaboratively on supply chain risks within the Joint Alliance for CSR ('JAC'). We currently chair the association of telecommunications operators established to improve ethical, labour and environmental standards in the technology supply chain. We are engaged in workstreams to make progress towards reducing Scope 3 GHG emissions.

JAC reports on progress with respect to third-party factory audits of common suppliers carried out on behalf of all its members in its own reporting. Please refer to their website for details.

 Click to read more about the Joint Alliance for CSR: **jac-initiative.com**

Policy

This year we updated our Code of Ethical Purchasing which every supplier that works for Vodafone is required to comply with. These commitments extend down through the supply chain so that a supplier with which we have a direct contractual relationship (Tier 1 supplier) in turn is required to ensure compliance across its own direct supply chain (Tier 2 supplier from Vodafone's perspective) and beyond. The Code of Ethical Purchasing is based on international standards, including the Universal Declaration of Human Rights and the International Labour Organization's Fundamental Conventions on Labour Standards. It stipulates the social, ethical and environmental standards that we expect, including in areas such as child and forced labour, health and safety, working hours, discrimination and disciplinary processes.

Click to read our Code of Ethical Purchasing: **vodafone.com/code-of-ethical-purchasing**

Our approach

When new suppliers tender for work, they are asked to demonstrate compliance to policies and procedures that support safe working, diversity in the workplace, and to address carbon reduction, renewable energy, plastic reduction, circular economy and product life cycle which account for up to 20% of the overall evaluation criteria. Commitments made by our suppliers are assessed against our own purpose strategy with respect to diversity and inclusion (5%), the environment (5%) and health and safety (10%) in categories where there is a safety risk. We have included purpose criteria in all tenders since FY22.

We continue to assess risk during our onboarding process by using a Supplier Assurance Risk Management (SARM) system for new suppliers in critical-to-business areas. The system uses logic to qualify suppliers in high risk areas that are material to our business, namely cyber security, data privacy, corporate security, environment, antibribery, responsible sourcing, health and safety and payment card industry. Any identified risks require an independent policy expert to approve suppliers before they are onboarded and if necessary to establish a mitigation plan. Our requirements are backed up by risk assessments, audits and operational improvement processes.

To date, we have improved the supplier qualification process across 19 countries and entities using a risk-based assessment that reviews compliance of any new suppliers before being onboarded to Vodafone. We will continue the rollout across local markets throughout the course of FY25 provided Workers' Council approval is available.

We report on our approach to preventing modern slavery and human trafficking in our business and supply chain in our Modern Slavery Statement.

 Click to read our Modern Slavery Statement:
vodafone.com/modern-slavery-statement

Governance

The Chief Financial Officer ('CFO') oversees our supply chain and is a member of the Executive Committee and Board. Reporting to the CFO, the Chief Executive Officer of the VPC is responsible for the implementation of our Code of Ethical Purchasing. Progress is reported regularly to the VPC Board. Procurement is a highly centralised function within the business, with the majority of our external spend managed by the VPC. This enables us to maintain a consistent approach to supplier management and makes it easier to monitor and improve supplier performance across our markets.

Business integrity

We aim to ensure that our business operates ethically, lawfully and with integrity wherever we operate as this is critical to our long-term success.

Tax and economic contribution

As a major investor, taxpayer and employer, we make a significant contribution to the economies of the countries where we operate. In addition to direct and indirect taxation, our financial contributions to governments also include other areas such as radio spectrum fees and spectrum auction proceeds.

Tax transparency

Our tax report sets out our total contribution to public finances on a cash-paid basis for both 2022 and 2023. In 2023, we contributed, directly and indirectly, €9.3 billion (€12.1 billion including Italy and Spain) to public finances worldwide, compared with €8.2 billion (€9.9 billion including Italy and Spain) in 2022. The year-on-year increase was due to €0.4 billion corporate income tax payments across Europe, as well as €0.3 billion indirect taxes and €0.3 billion other telecommunications specific economic contributions, such as payments for the right use spectrum. In 2023, we paid over €2.6 billion in direct taxes, nearly €1.3 billion via telecommunications

specific economic contributions, and collected nearly €5.4 billion in corporate income taxes for governments around the world.

Maintaining trust in the creation and execution of our tax strategy, policies and practices is absolutely core to our approach to tax, as is our focus on transparency. We disclose our financial contributions to governments at a country level, as we believe this is an important way to demonstrate that it is possible to achieve an effective balance between a company's responsibilities to society as a whole, through the payment of taxes and other government revenue-raising mechanisms, and its obligations to shareholders including that they understand our approach to taxation, policies and principles. The information we share aims to help our stakeholders understand our approach, policies, and principles.

We share our views on key topics of relevance, including the latest on the taxation of the digital economy, as well as by publishing our OECD country-by-country disclosure, as submitted to the UK's tax authority, HMRC. In addition, we also publish how our disclosures compare to the B Team tax principles and the requirements of the Global Reporting Initiative.

Our tax report for 2024 will be published by the end of the financial year, following the submission of our tax returns and payment of all applicable taxes.

 Click or scan to watch a summary of our approach to taxation:
investors.vodafone.com/videos

 Click to read more about our tax and economic contribution to public finances:
vodafone.com/tax

Anti-bribery, corruption and fraud

At Vodafone, we support and foster a culture of zero tolerance towards bribery, corruption or fraud in all our activities.

Our anti-bribery policy

Our policy on this issue is summarised in our Code of Conduct and states that employees or others working on our behalf must never offer or accept any kind of bribe. Our anti-bribery policy is consistent with the UK Bribery Act and the US Foreign Corrupt Practices Act and provides guidance about what constitutes a bribe, and prohibits giving or receiving any excessive or improper gifts and hospitality. Any policy breaches can lead to dismissal or termination of contract.

 Click to read our Code of Conduct:
vodafone.com/code-of-conduct

 Click to read more about our approach to Anti-bribery and corruption:
vodafone.com/sustainable-business/operating-responsibly

Facilitation payments are strictly prohibited, and our employees are provided with training and guidance on how to respond to demands for facilitation payments. The only exception is when an employee's personal safety is at risk. In such circumstances, when a payment under duress is made, the incident must be reported as soon as possible afterwards.

We regularly monitor our anti-bribery programme to ensure it is implemented through conducting periodic monitoring activities, risk assessment, policy compliance reviews and internal audits.

To support our approach, we are also a member of Transparency International UK's Business Integrity Forum.

Note:
1. Includes suppliers to our discontinued operations in Italy and Spain.

Purpose (continued)

Governance and risk assessment

Our Group Chief Executive and Executive Committee oversee our efforts to prevent bribery. They are supported by local market chief executive officers, who are responsible for ensuring that our anti-bribery programme is implemented effectively in their local market. They in turn are supported by local specialists and by a dedicated Group team that is solely focused on anti-bribery policy and compliance. The Group Risk and Compliance Committee assists the Executive Committee in fulfilling duties with regard to risk management and policy compliance.

As part of our anti-bribery programme, every Vodafone business must adhere to minimum global standards, which include:

– Ensuring there is a due diligence process for suppliers and business partners at the start of the business relationship;

– Completion of the global e-learning training for all employees, as well as tailored training for higher risk teams; and

– Using Vodafone's online gifts and hospitality registration platform, as well as ensuring there is a process for approving local sponsorships and charitable contributions.

The risks we face evolve constantly but broadly fall into the areas summarised in the table below, which outlines the principal risk categories and the mitigation measures adopted.

Engaging employees to raise awareness of bribery risk

We run a multi-channel high-profile global communications programme, 'Doing What's Right' ('DWR') to engage with employees and raise awareness and understanding of the policy. The DWR programme features e-learning training, including a specific anti-bribery module. Of those employees (including management) assigned training during the period, 96% had completed the training as at 31 March 2024. For higher-risk employees, additional tailored training programmes are used to cover scenarios relevant for those employees. We also conduct internal communication campaigns using a range of materials to highlight some of the key messages around zero tolerance of bribery and corruption, including communications from senior management.

Assurance

Implementation of the anti-bribery policy is monitored regularly in all local markets as part of the annual Group assurance process, which reviews key anti-bribery controls. During FY24 we completed an on-site policy compliance review in Czech Republic. Further to this, in the DRC, Egypt, Greece, Tanzania, Turkey and Vodafone Group Services, selected key controls were evaluated to ensure their effective implementation. The annual assurance paper submitted to the Group Risk and Compliance Committee documents the key outcomes of these assurance activities and outlines the actions for the programme in the coming year. The results show that the anti-bribery programme has been well implemented and that the markets have strong controls in place to mitigate bribery risks. Some improvement areas were identified in third-party risk management, which remains a key focus area. Appropriate enhancement measures have been put in place.

Fraud

Fraud is a growing threat globally, impacting our customers, reputation, and financial performance. The Executive Committee and the Audit and Risk Committee have recognised this through significant focus on the oversight of management capability development to mitigate the risk of fraud and protect our customers and employees. Vodafone delivers fraud management through a global organisation and operating model, utilising a combination of global (Fraud Centre of Excellence), central (_VOIS) and local (dedicated fraud team in each local market and for Group entities) resource. This blend of resources allows us to provide timely, effective, localised responses to any incidences of fraud, whilst also ensuring that any intelligence and best practice that may benefit the wider organisation is curated and shared. We continuously evolve our fraud technology and ways of working, adapting to the tactics used by fraudsters, and also aligning with key partner teams such as cyber security to leverage our respective strengths and establish a robust, layered defence. The protection of customers and support for victims of fraud are paramount in our global fraud strategy. We are working to enhance our capability in these regards through a combination of technical solutions, operational processes and raising awareness.

Risk	Response
Operating in high-risk markets	We undertake biennial risk assessments in each of our local operating companies and at Group level, so we can understand and limit our exposure to risk.
Business acquisition and integration	Proportionate anti-bribery pre- and post acquisition due diligence are carried out on a target company. Red flags identified during the due diligence process are reviewed and assessed. Following acquisition, we implement our anti-bribery programme.
Spectrum licensing	To reduce the risk of attempted bribery, a specialist spectrum policy team oversees our participation in all negotiations and auctions. We provide appropriate training and guidance for employees who interact with government officials on spectrum matters.
Building and upgrading networks	Our anti-bribery policy makes it clear that we never offer any form of inducement to secure a permit, lease or access to a site. We regularly remind all employees in network roles of this prohibition, through tailored training sessions and communications.
Working with third parties	Third-party due diligence is completed at the start of our business relationship with suppliers, other third parties and partners. Through their contracts with us, our suppliers, partners and other third parties make a commitment to implement and maintain proportionate and effective anti-bribery compliance measures. We regularly remind current suppliers of our policy requirements and complete detailed compliance assessments across a sample of higher-risk and higher-value suppliers. Selected high-risk third parties are trained to ensure awareness of our zero-tolerance policy.
Winning and retaining business	We provide tailored training for our Vodafone Business and Partner Markets sales teams. In addition, we also maintain and monitor an online register of gifts and hospitality to ensure that inappropriate offers are not accepted or extended by our employees.

External ESG assurance

KPMG LLP has provided independent limited assurance over selected data within our ESG Addendum and this report, using the assurance standards ISAE (UK) 3000 and ISAE (UK) 3410 for selected GHG data. KPMG LLP has issued an unqualified opinion over the selected data and their full assurance statement, along with the reporting criteria, is available on our website at investors.vodafone.com/esgaddendum.

The data subject to KPMG LLP's assurance is detailed below

Pillar	Metric	Unit	2024
Empowering People	4G population coverage (outdoor 1Mbps) - Group	%	87
	Cumulative V-Hub unique visitors	million	6.4
	Number of financial inclusion customers	million	66.2
Protecting our Planet	Total Scope 1 GHG emissions	million tonnes CO_2e	0.27
	Total Scope 2 GHG emissions (location-based)	million tonnes CO_2e	2.11
	Total Scope 2 GHG emissions (market-based)	million tonnes CO_2e	0.44
	Total GHG emissions: Scope 1 and Scope 2 (location-based)	million tonnes CO_2e	2.38
	Total GHG emissions: Scope 1 and Scope 2 (market-based)	million tonnes CO_2e	0.71
	Total Scope 3 GHG emissions	million tonnes CO_2e	6.84
	Grid renewable electricity purchased (% of purchased electricity)	%	88
Maintaining Trust	Percentage of women in management and senior leadership roles	%	36

Notes:

1. KPMG have assured the KPIs listed above for our total operations.

2. With the exception of the metrics outlined in the assurance table above, the information contained within the Purpose section (pages 32 to 54) has not been independently verified or assured. While all reasonable care has been taken to ensure the accuracy of the data, Vodafone has not arranged for independent verification of the data with respect to its accuracy or completeness. Our ESG Addendum Methodologies document includes further information with regard to reporting methodologies for certain metrics: investors.vodafone.com/esgmethodology.

UK Streamlined Energy and Carbon Reporting ('SECR')

In accordance with SECR requirements, the following table provides a summary of GHG emissions and energy data[1] for Vodafone UK, in comparison with global performance.

	ESG Addendum FY24				ESG Addendum FY24/prior year disclosed			
	2024				2023			
	Group (excluding Vodafone UK)	Vodafone UK	Group total	Vodafone UK as a % of Group data	Group (excluding Vodafone UK)	Vodafone UK	Group total	Vodafone UK as a % of Group data
Total Scope 1 GHG emissions (million tonnes CO_2e)	**0.26**	**0.01**	**0.27**	**3%**	0.27	0.01	0.28	4%
Total Scope 2 market-based GHG emissions (million tonnes CO_2e)	**0.44**	**-**	**0.44**	**0%**	0.69	0.00	0.69	0%
Total Scope 2 location-based GHG emissions (million tonnes CO_2e)	**2.11**	**0.00**	**2.11**	**0%**	1.94	0.14	2.08	7%
Total GHG emissions per € million of revenue (tonnes of CO_2e)	**14.90**	**1.00**	**15.90**	**6%**	19.76	1.47	21.20	7%
Total energy consumption (GWh)[3]	**5,900**	**708**	**6,608**	**11%**	5,618	656	6,274	10%

Notes:

1. Data is calculated using local market actual or estimated data sources from invoices, purchasing requisitions, direct data measurement and estimations. Carbon emissions calculated in line with GHG Protocol standards. Scope 2 market-based emissions are reported using the market-based methodology in effect as at the date of this report. For full methodology see our ESG Addendum Methodology document: investors.vodafone.com/esgmethodology.

2. More information on energy efficiency initiatives implemented during the year can be found on pages 38 to 39 and in our disclosures prepared in accordance with the SASB standards. For more information, please visit: investors.vodafone.com/sasb.

3. Information for prior periods is not presented as the organisational boundaries for financial reporting are not consistent with those used in the calculation of GHG emissions. For information about intensity metrics for prior periods, see our FY23 ESG Addendum: investors.vodafone.com/esgaddendum.

ESG cautionary statement

In preparing the ESG-related information contained in this document, we have made a number of key judgements, estimations and assumptions. The processes, methodologies and issues involved in preparing this information are complex. The ESG data, models and methodologies used are often relatively new, are rapidly evolving and are not necessarily of the same standard as those available in the context of financial and other information, nor are they subject to the same or equivalent disclosure standards, historical reference points, benchmarks or globally accepted accounting principles. It is not possible to rely on historical data as a strong indicator of future trajectories in the case of climate change and its evolution. Outputs of models, processed data and methodologies may be affected by underlying data quality, which can be hard to assess, and we expect industry guidance, standards, market practice and regulations in this field to continue to evolve. There are also challenges faced in relation to the ability to access certain data on a timely basis and the lack of consistency and comparability between data that is available. This means the ESG-related forward-looking statements, information and targets discussed in this document carry an additional degree of inherent risk and uncertainty.

Purpose (continued)

Non-financial and sustainability information statement

The table below outlines where the key content requirements of the non-financial and sustainability information statement can be found within this document (as required by sections 414CA and 414CB of the Companies Act 2006).

Vodafone's sustainable business reporting also considers other international reporting frameworks, including the Global Reporting Initiative, the SASB Standards, CDP and the GHG Reporting Protocol.

 **Click to download our ESG Addendum:** investors.vodafone.com/esgaddendum

 **Click to read our ESG Addendum Methodology document:** investors.vodafone.com/esgmethodology

 **Click to read our SASB disclosures:** investors.vodafone.com/sasb

Reporting requirement	Vodafone policies and approach	Section within Annual Report	Page(s)
Environmental matters	Planet performance	Protecting our Planet	38 to 42
	Climate change risk	Risk management	64 to 69
Employees	Code of Conduct	Responsible business and anti-bribery, corruption and fraud	44 and 53 to 54
	Occupational health and safety	Health and safety	19 to 20
	Diversity and inclusion	Workplace equality	17 to 19
Social and community matters	Driving positive societal transformation performance	Empowering People	35 to 37
	Stakeholder engagement	Stakeholder engagement	12 to 14
	Mobiles, masts and health	Mobiles, masts and health	51
Human rights	Human rights approach	Human rights	51 to 52
	Code of Ethical Purchasing	Responsible supply chain	52 to 53
	Modern Slavery Statement	Responsible supply chain	53
Anti-bribery and corruption	Code of Conduct	Maintaining Trust	44
	Anti-bribery policy	Anti-bribery, corruption and fraud	53 to 54
	Speak Up process	Maintaining Trust	44
Policy embedding, due diligence and outcomes		Purpose, Empowering People, Protecting the Planet and Maintaining Trust	32 to 54
		Risk management	57 to 63
Description of principal risks and impact of business activity		Risk management	57 to 63
Description of business model and strategy		Business model	4 to 5
		Chief Executive's statement and strategic roadmap	9
Non-financial key performance indicators		Key performance indicators	6 to 7
		Purpose, Empowering People, Protecting the Planet and Maintaining Trust	32 to 54

Companies Act (2006) climate-related financial disclosures

Disclosures in compliance with the requirements of the UK Companies Act 2006 (as required by sections 414CA and 414CB) can be found in the Risk Management section of our Strategic Report as follows:

Companies Act climate-related financial disclosure	Location of disclosure in this report	Page
Governance arrangements for assessing and managing climate-related risks and opportunities	Governance	64-65
How Vodafone identifies, assesses and manages climate-related risks and opportunities	Strategy	65-67
Integration of climate-related risk identification, assessment and management processes into our overall risk management process	Risk management	67-69
Principal climate-related risks and opportunities arising in connection with our operations	Our priority climate-related risks and opportunities	65
The time periods by reference to which those risks and opportunities are assessed	Our exposure to risks and opportunities across a range of scenarios	66
The actual and potential impacts of the principal climate-related risks and opportunities on the company's business model and strategy	Our exposure to risks and opportunities across a range of scenarios	66
Resilience of our business model and strategy in different climate-related scenarios	Building climate-related risk into our business strategy	66-67
Our targets to manage climate-related risks and to realise climate-related opportunities and performance against targets	Metrics and targets Purpose, Protecting the Planet, Our Planet goals	69 38
Key performance indicators for assessing progress against targets	Metrics and targets ESG Addendum	69

Risk management

Managing uncertainty in our business

We face multiple risks and uncertainties that could affect the success of our business. We mitigate these risks through a robust risk management framework and by integrating risk management into our daily operations and culture.

Governance and identifying our risks

The Audit and Risk Committee, on behalf of the Board, reviews and challenges the principal and emerging risks as well as advises on the level of risk the Company is willing to take in achieving its strategic goals. The Board approves Vodafone's strategy and aligns the risk management approach with it. The risk function aims to make risk considerations an integral part of executing our strategy, enabling informed decision-making across all our markets.

Our risk management approach is end-to-end, starting with local markets and Group entities identifying and evaluating risks to their local strategy. The Group risk team centrally assesses and challenges these risks. A comprehensive list of risks, along with external risk scanning findings, is presented to the Directors and executives for analysis and identification of significant risks. The proposed principal (pages 58 to 61), watchlist, and emerging (page 62) risks are agreed by our Executive Committee ('ExCo') before being submitted to the Audit and Risk Committee and the Board for review and approval.

Managing our risks

It is important to establish the context and understand the environment in which we operate. We categorise our risks into different risk types (strategic, operational, or financial) and identify whether the source of the threat is internal or external. This helps us effectively treat risks and provide appropriate oversight and assurance.

Executive risk owners have the responsibility to put in place adequate controls and necessary treatment plans to bring risks within acceptable tolerance levels. Additionally, risk treatment plans and the effectiveness of our current controls are monitored through in-depth risk reviews, which are presented to relevant oversight committees.

📄 **Read more about the Audit and Risk Committee on pages 89 to 94**

For each principal risk, we develop severe but plausible scenarios to understand the impact if it were to materialise. These scenarios provide additional insights into possible threats and improve the treatment strategy. They are also used to assess our viability.

📄 **Read more about our long-term viability statement on page 63**

The diagram below illustrates a simplified, high-level governance structure for risk management.

Overview of risk governance structure

Vodafone Group

Board/Audit and Risk Committee
— Provide oversight for Vodafone Group
— Discuss, challenge and make a robust assessment of principal and emerging risks
— Embed appropriate risk culture throughout the organisation

Risk and Compliance Committee
— Reviews principal, watchlist and emerging risks
— Reviews effectiveness of risk management across the Group

Group risk team
— Responsible for the application of the global risk management framework
— Supports the Board/ExCo by creating programmes to strengthen our risk culture

Group risk owners
— ExCo risk owners have responsibility for management of the risks assigned to them
— Senior executive risk champions identify and implement mitigating actions

Assurance

Assurance functions
Review and provide assurance over selected controls for the Group and local markets

Internal audit
Supports the Audit and Risk Committee in reviewing the effectiveness of the global risk management framework and management of individual risks

Local markets or Group entities

Local oversight committees
Provide oversight for the local risk management programme

Local market CEOs
Set local objectives, identify priority risks and align tolerance levels with the Vodafone Group guidance

Local risk owners
Senior managers in local management teams are responsible for local risks and the local risk programme to manage, measure, monitor, and report on the risks

Local risk managers
Are the contact point for each market/entity on risk, and facilitate all activities as defined by the global risk management framework

Risk management (continued)

Risk interdependencies

By analysing the connectivity between risks we can identify those that have the potential to impact or increase other risks, so that they are weighted appropriately.

This exercise also informs our scenario analysis, particularly the combined scenario used in the long-term viability statement.

📄 Read more about our long-term viability statement on page 63

Principal risks

Financial
Risk related to our financial status, standing and continued growth
A   Adverse changes in macroeconomic conditions

Strategic
Risks affecting the execution of our strategy
B   Adverse political and policy environment
C   Adverse market competition
D   Disintermediation
E   Portfolio transformation and governance of investments

Operational
Risks impacting our operations
F   Company transformation
G   Cyber threat
H   Data management and privacy
I   Supply chain disruption
J   Technology resilience and future readiness

Risks are ordered by category and not by priority.



Key: 🔴 External ⚪ Internal ······ Bidirectional —— Unidirectional

Principal risks


Adverse changes in macroeconomic conditions


Description
Adverse changes to economic conditions could result in reduced customer spending, higher interest rates, adverse inflation, or adverse foreign exchange rates. Adverse conditions could also lead to limited debt refinancing options and/or increase in costs.

Risk ranking movement

Risk owner   **Group Chief Financial Officer**

Scenario
A severe contraction in economic activity leads to lower cash flow generation for the Group and disruption in global financial markets, which impacts our ability to refinance debt obligations as they fall due in a cost-effective manner.

Emerging factors
Because this is an externally driven risk, the threat environment is continually changing. External factors such as the conflicts in the Middle East, the ongoing war in Ukraine and uncertainty around the future path of monetary and fiscal policies could have impacts on economic activity across our markets. The financial markets are experiencing high levels of volatility, with sovereign debt at record levels. These factors could lead to a significant change in the availability and cost of capital.

Mitigation activities
We have a relatively resilient business model. We continue to keep a close eye on the possibility of recessions, which could manifest differently across our various jurisdictions. For our consumers who might be affected by an economic downturn, we offer competitive options and social plans and tariffs in the markets in which we operate. We have a long average life of debt, which reduces refinancing requirements, and all of our bond debt is effectively held at fixed interest rates.

Year-on-year risk ranking movement

 Increasing    Decreasing    No change    New/change in scope

Adverse market competition

Description
Increasing competition could lead to price wars, reduced margins, loss of market share and/or damage to market value.

Risk ranking movement

Risk owner Chief Commercial Officer

Scenario
Aggressive pricing, accelerated customer losses to low-value players on mobile and fixed, and disruptive new market entrants in key European markets could result in greater customer churn and pricing pressures, impacting our financial position.

Emerging factors
Emerging factors often depend on individual market structures and the competitive landscape. External factors such as local and macroeconomic pressures, may impact household and individual connectivity spend. In addition, continued aggressive penetration pricing by disruptive low-price players across markets on both mobile and fixed could accelerate customer losses and drive prices down in markets.

Mitigation activities
We closely monitor the competitive environment in all markets and react accordingly to both consumer and business needs. We have initiated Group-wide programmes to focus on the customers which is one of our strategic priorities. We keep investing in our brand and differentiated customer experience, and we design propositions with additional benefits, such as flexible device financing, integrated trade-in, refurbished devices, and social tariffs. In addition, in many markets we utilise 'second' brands to compete more effectively and efficiently in the value segment.

Adverse political and policy environment

Description
Adverse political and policy measures impacting our strategy could result in increased costs, create a competitive disadvantage, or have a negative impact on our return on capital employed.

Risk ranking movement

Risk owner Chief External and Corporate Affairs Officer

Scenario
Uncertainty in and the growing complexity of the global and national political environments may lead to unexpected political or regulatory interventions that would adversely affect our operations.

Emerging factors
Geopolitical tensions and ongoing conflicts amplify the risk of government intervention, which may include both protectionist interventions and security-related requirements. These could affect our operations, supply chains and conditions for competition in various ways. The increasing breadth and depth of external geopolitical challenges means there is a continuous need to adapt to effectively mitigate the changing risk environment. Heightened uncertainty from elections in 2024 and the proliferation of emerging technologies also contribute to this risk.

Mitigation activities
We actively monitor the external horizon, gather intelligence to inform decision-making and proactively engage with policymakers, regulatory authorities, customers and relevant stakeholders to find mutually acceptable ways forward. As a last resort, we uphold our rights through legal means.

Company transformation

Description
Failure to effectively and successfully transform Vodafone to adapt to future challenges and demands could result in outdated business models, increased operational complexity, and hinder growth.

Risk ranking movement

Risk owner Chief Human Resources Officer/ Group Chief Financial Officer

Scenario
Changes to drive organisational simplicity could result in lower employee engagement, higher talent attrition, and failure to become a more efficient organisation.

Emerging factors
The scale and increasing volume of internal change being undertaken may put additional strain on our people and culture causing fatigue and/or disengagement. This could result in a failure to deliver with the focus and operational excellence required to drive success from these transformations. Additionally, the commercialisation of our shared operation capabilities to both internal and external customers, could increase the complexity of service line pricing and internal pricing models.

Mitigation activities
We have governance structures in place, sponsored by the ExCo, to align on potential changes. These structures consider implications, risks and mitigating actions across all relevant dimensions. Specialist teams manage our company transformation agenda. Leadership lab programmes are in place to deliver the cultural shift needed to deliver these programmes.

Year-on-year risk ranking movement

 Increasing    Decreasing    No change    New/change in scope

Risk management (continued)

Cyber threat

Description
An external cyber attack, insider threat or supplier breach could cause service interruption or data breach.

Risk ranking movement

Risk owner Group Chief Technology Officer

Scenario
Threat actors could use destructive malware against core infrastructure to disable our ability to serve customers, causing customer dissatisfaction and loss of revenue.

Emerging factors
Cyber risk is constantly evolving and is influenced by economic, technological and geopolitical developments. We anticipate threats will continue from existing sources as well as evolving ones based on new technologies such as artificial intelligence ('AI') and quantum computing.

Mitigation activities
Our cyber security strategy has a risk and control framework to manage cyber risk to our networks and services. Our controls identify, protect against, detect, respond to, and recover from threats. We measure the control baseline across all parts of the Company and have an in-house team of experts in cyber security. We embed security by design into our products, services and internal operations. Protective controls mitigate the effect of most threats; however, when attacks are successful we focus on rapid response to minimise business and customer impact. Root cause analysis provides continuous improvement and drives action.

 Click to read more about our approach to cyber security in our fact sheet: investors.vodafone.com/cyber

Data management and privacy

Description
Data breaches, misuse of data, data manipulation, inappropriate data sharing, poor data quality or data unavailability could lead to fines, reputational damage, loss of value, loss of business opportunity, and failure to meet customer expectations.

Risk ranking movement

Risk owner Group General Counsel and Company Secretary/Group Chief Financial Officer

Scenario
Failure to manage the privacy of our stakeholders' data effectively and compliantly could result in regulatory fines, paying significant damages to impacted individuals, and also reputational damage that could result in higher customer churn rates.

Emerging factors
The proliferation of AI and related regulatory and legislative action across our footprint requires a robust ethics and compliance approach. Geopoliticisation of data will continue to negatively impact cross-border data transfers. New European data regulations, such as the Artificial Intelligence Act or the Cyber Act, will introduce significant new legal requirements around data management of our business activities.

Mitigation activities
Our data and privacy strategies are designed to continually reduce the risks. We regularly conduct reviews of our significant privacy and data risks. We use the outcomes to prevent, detect and respond to the risks on a prioritised basis. When incidents do occur, we identify the root causes and use them to improve our controls.

 Read more about our approach to data management and privacy on pages 45 and 46

Disintermediation

Description
Failure to effectively respond to threats from emerging technology or disruptive business models could lead to a loss of customer relevance, market share and new/existing revenue streams.

Risk ranking movement

Risk owner Chief Commercial Officer/ CEO Vodafone Business

Scenario
Increasing 'softwareisation' of connectivity services combined with the growing ecosystem power of Big Tech companies could see the emergence of competitors and distribution channels with the potential to disintermediate our customer relationships.

Emerging factors
In our consumer business, alternative technology solutions may enable new intermediaries to sell communication propositions, while our TV customers may switch to 'over-the-top' video-on-demand services. In our corporate business, the 'softwareisation' of services may enable new competitors in the value chain. In our infrastructure markets, supplier concentration within the satellite connectivity market and hyperscaler investment in orchestration and network capabilities may present future additional challenges.

Mitigation activities
Our increasingly deep partnerships with big technology players and the potential to leverage the new Digital Markets Act have improved our ability to defend against the customer ownership risks. In addition, we continue to focus intensively on improving our customers' experience, strengthening our propositions and bundling digital services for consumer and business markets to enhance customer loyalty.

Year-on-year risk ranking movement

 Increasing    Decreasing    No change    New/change in scope

Portfolio transformation and governance of investments

Description
Failure to manage appropriate joint ventures ('JVs'), and other investments or challenges to the timely completions of inflight portfolio actions may result in a loss of growth potential and shareholder value.

Risk ranking movement

Risk owner Group Chief Executive Officer/CEO Vodafone Investments

Scenario
Regulations imposed delays or disruptive remedies for in-market consolidation. We are adversely impacted by market remedies imposed by regulators following in-market consolidation. Additionally, we may face unforeseen challenges in driving synergy benefits.

Emerging factors
Adverse change in the regulators' approach to in-market consolidation may limit opportunities for value-accretive market structures. Additionally, our internal capability and skill sets may not align with the needs of our portfolio structure as we increase our focus on JVs and investments.

Mitigation activities
We will continue to mitigate the risk in transaction execution by conducting broad stakeholder engagement and having dedicated teams working on any transition and future services arrangements.

We have reviewed a number of our investment governance mechanisms and where needed enhancements have been made. In our JV governance and ways of working policy, we outline the principles for the shareholder agreement and corporate governance. This includes how we engage with the individual entities. Furthermore, we now have a dedicated ExCo member and team with responsibility to maximise the opportunities and minimise the risk.

Supply chain disruption

Description
Disruption in our supply chain could mean that we are unable to execute our strategic plans, resulting in product and service, unavailability and delays, increased cost, reduced choice, and lower network quality.

Risk ranking movement

Risk owner Group Chief Financial Officer

Scenario
Political decisions affecting our ability to use equipment from specific vendors could cause trade and supply chain disruptions.

Emerging factors
Changes in the political landscape outside Vodafone's control may significantly impact the upgrade and maintenance of our network. For example, US and China tensions resulting in a ban of high-risk vendors, long-term impacts from the war in Ukraine, or potential open conflict between China and Taiwan could impact product availability. Disruption may lead to an increase in our costs in areas such as raw materials, energy, and shipping, while at the same time triggering shortages or extended lead times for critical components.

Mitigation activities
We are closely monitoring the evolution of the geopolitical environment. This enables us to respond to emerging challenges and to comply with regulations, economic sanctions and trade rulings. We also mitigate our exposure through having multi-year contracts with key suppliers, forecasting and forward-ordering our inventory requirements in anticipation of extended lead times and continuing to execute our optimisation strategy for network infrastructure logistics.

Technology resilience and future readiness

Description
Network, system or platform outages or ineffective execution of the technology strategy could lead to dissatisfied customers and/or impact revenue.

Risk ranking movement

Risk owner Group Chief Technology Officer/Group Chief Network Officer

Scenario
A major outage in a critical data centre or a failed IT transformation activity could reduce service to customers, affecting revenue and reputation.

Emerging factors
Like most mature companies, we continue to proactively manage our systems life cycle. We closely monitor our technology landscape for additional systems nearing end of life and have associated plans to mitigate or replace. Another emerging factor is the inability to deliver large IT transformations at the forecasted pace because of changes in macroeconomic conditions, market pressures, and evolving customer expectations. Additionally, extreme weather events, and deliberate attacks on national critical infrastructure in times of war or instability, could also heighten the risk of technology failure.

Mitigation activities
To reduce the impact of service disruptions, we establish recovery goals for critical assets. A global policy outlines the key performance indicators ('KPIs') necessary to guarantee the resilience and security of technology services. We prioritise IT transformation and modernisation programmes, such as the Oracle Cloud Infrastructure, SAP RISE, and the recent Azure cloud agreement with Microsoft, to address specific technology resilience risks, while streamlining business processes and simplifying the portfolio. In addition, IT transformation programmes carry risks of scope creep and cost overruns; therefore, we are increasingly using an incremental delivery approach to be able to achieve benefits and adapt quickly, while maintaining strict governance.

Year-on-year risk ranking movement

 Increasing    Decreasing    No change    New/change in scope

Risk management (continued)

Key changes to our principal risks:

- The risk of **Supply chain disruption** has increased due to political uncertainty related to the use of high-risk vendors in our European markets.
- The risk of **Adverse changes in macroeconomic conditions** has decreased as we see an easing in the external economic outlook. Additionally, over the past year we have implemented controls, such as hedging for inflation and energy costs to manage the impact of the risk.
- The **Company transformation** risk has been broadened to encompass organisational simplification and other large non-portfolio transformation projects.
- The scope of the **Technology resilience and future readiness** risk has been expanded to include the sub-risk end-of-service-life and legacy infrastructure, as our technology environment is ever-expanding, and we see an increasing number of assets nearing their end of life in this assessment period.
- The strategic transformation risk was refocused on **Portfolio transformation and governance of investments**. As a result, the sub-risk of product innovation has been moved across to the watchlist risks, as detailed in the section below.

Watchlist risks

Our watchlist risk process enables us to monitor material risks to Vodafone Group that fall outside our principal risks. These include, but are not limited to:

Environmental, Social and Governance ('ESG')
Failure to prioritise ESG considerations may result in reputational damage. Negative publicity related to environmental harm, social issues, or governance failures can lead to loss of trust amongst customers, investors and the broader public.

Read more about our approach to ESG on pages 32 to 56

Read more about climate-related risk on pages 64 to 69

Product innovation
Failure to create and deliver new products and service categories that diversify revenue growth, unlock new consumer engagement and mitigate disruption from digital natives.

Legal compliance
Non-compliance with laws and regulations including anti-bribery, competition law, anti-money laundering, trade controls and sanctions, potentially leading to fines and reputational risk.

Read more about 'Doing What's Right' training on page 44

Read more about our anti-bribery, corruption and fraud policy on pages 53 to 54

Tax
Tax risk covers our management of tax across the markets in which we operate and how we respond to changes in tax law, which may have an impact on the Group.

Read more about our tax risk and our approach to tax and our economic contribution on page 53

Infrastructure competitiveness
We continue to provide the appropriate broadband technology in our fixed and mobile networks. Our technology 2025 strategy incorporates our fixed and mobile network evolution steps to enhance our coverage and network performance.

Click to read more about our Technology 2025 Strategy in our investor briefing: **investors.vodafone.com/vtbriefing**

Emerging risks

We face a number of uncertainties where an emerging risk may potentially impact us. In general, we encounter three types of emerging risks. The first type is a new risk in a known context, where it emerges from the external environment and can impact the organisation's activities. An example of this is the potential impact of conflict in the Middle East. The second type is a known risk in a new context, such as the need for new skills and talent to support future services. The third type is a new risk in a new context, such as the impact of the commercial space age.

We continue to identify new emerging risk trends, using inputs from analysis of the external environment and internal sources. We evaluate our risks across different time periods, allowing us to provide the appropriate level of focus on these emerging risks. We categorise our emerging risk into five different categories: technological, political/regulatory, economic, societal and business environment, so that the relevant expertise across the business can assess the potential impacts and time horizon of these risks.

In some cases, there may be insufficient information to fully analyse and understand the likelihood, impact or velocity of the risk. As a result, we may not be able to develop a complete mitigation plan until we have a better understanding of the threat.

Our emerging risks, within predefined risk categories, are provided to the ExCo and the Audit and Risk Committee for further scrutiny.

Building strong foundations

We continue to enhance and embed the global risk management framework with the objective of maturing our approach. This promotes consistency across all the markets in which we operate.

Over the course of the year under review, we have:

- Enhanced our **risk tooling and methodology** to establish a more straightforward process for documenting and reporting risks from our local markets;
- Carried out an evaluation to gain a deeper insight into the **physical and transition risks** associated with climate change;
- Improved the process of **linking risk and mitigation actions to the budget** to improve risk decisions on the risk treatment strategy;
- Following the risk awareness campaign in the previous year, conducted a **risk culture survey** with the Group Senior Leadership Team ('SLT') to gather insights into their understanding of the risk management practices; and
- Conducted an external review to benchmark and **evaluate the maturity** of our risk framework and process.

Long-term viability statement ('LTVS')

The preparation of the LTVS includes an assessment of the Group's long-term prospects in addition to an assessment of its ability to meet future commitments and liabilities as they fall due over the three-year review period.

Assessment of viability

The Board has chosen a three-year period to assess Vodafone Group's viability. This is the period in which we believe our principal risks tend to develop. This time horizon is also in line with the structure of long-term management incentives and the outputs from the long-range business-planning cycle. We continue to conduct financial stress testing and sensitivity analysis, considering revenue at risk.

The viability assessment started with the available headroom as of 31 March 2024 and considered the plans and projections assembled as part of the forecasting cycle, which include the Group's cash flow, planned commitments, required funding, and other key financial ratios. We also assumed that debt refinancing will remain available in all plausible market conditions.

Finally, we estimated the impact of severe but plausible scenarios for our principal risks on the three-year plan. We also stress-tested a combined scenario taking into account the risk interdependencies as defined in the table on page 58, where the following risks were modelled as materialising in parallel over the three-year period:

Adverse changes in macroeconomic conditions: Adverse changes in the macroeconomic environment could result in restricted ability to refinance, while prolonged high inflation rates, may lead to increased interest rates.

Cyber threat: A cyber-attack may exploit vulnerabilities, allowing unauthorised access to IT and network systems, leading to a breach of information and a potential GDPR fine.

Supply chain disruption: Tensions between the US and China are uncertain, leading to increased volatility in the geopolitical landscape. This has the potential to influence political decisions, which could impact our ability to use equipment from certain vendors.

Legal: Legal disputes and adverse judgements against the company resulting in significant financial liabilities, including increased fines, penalties, or compensatory payments.

Assessment of long-term prospects

The Board undertakes a robust review and challenge of the strategy and assumptions. Each year the Board conducts a strategy session, reviewing the internal and external environment as well as significant threats and opportunities to the sustainable creation of long-term shareholder value (note that known emerging factors related to each principal risk are described on pages 58 to 61).

As an input to the strategy discussion, the Board considers the key risks (including Adverse changes in macroeconomic conditions, Cyber threat, Supply chain disruption, and Legal) with the focus on identifying underlying opportunities and setting the Group's future strategy. The output from this session is reflected in the strategic section of the Annual Report (page 9), which provides a view of the Group's long-term prospects.

Conclusions

The Board assessed the prospects and viability of the Group in accordance with provision 31 of the UK Corporate Governance Code, considering the Group's strategy and business model, and the principal risks to the Group's future performance, solvency, liquidity and reputation. The assessment took into account possible mitigating actions available to management were any risk or combination of risks to materialise.

Cash and cash equivalents available of €6.1 billion (page 186) at 31 March 2024, along with options available to reduce cash outgoings over the period considered, provide the Group with sufficient positive headroom in all scenarios tested. Reverse stress testing on revenue and adjusted EBITDAaL over the review period confirmed that the Group has sufficient headroom available to face uncertainty. The Board deemed the stress test conducted to be adequate, and therefore confirmed that it has a reasonable expectation that the Group will remain in operation and be able to meet its liabilities as they fall due up to 31 March 2027.

Assessment of prospects

Outlook, strategy and business model
Outlook of possible long-term scenarios expected in the sector and the Group's current position to face them
Assessment of the key principal risks that may influence the Group's long-term prospects
Articulation of the main levers in the Group's strategy and business model to sustain value creation



Assessment of viability

Long-Range Plan is the three-year forecast approved by the Board on an annual basis, used to calculate cash position and headroom

Headroom is calculated using cash, cash equivalents and other available facilities, at year end

Sensitivity analysis	Principal risks	Combined scenario
Sensitivity analysis to assess the level of decline in performance that the Group could withstand, if a **black swan** event were to occur	Severe but plausible scenarios modelled to quantify the cash impact of an individual **principal risk** materialising over the three-year period	Quantification of the cash impact of **combined scenarios** where multiple risks materialise across one or more markets, over the three-year period

Viability results from comparing the cash impact of severe but plausible scenarios to the available headroom, considering additional liquidity options



Long-term viability statement
Directors confirm that they have a reasonable expectation that the Group will be able to continue in operation and meet its liabilities as they fall due over the three-year period

Climate-related risk

We recognise that both physical changes to the climate and the transition to a lower carbon economy pose risks and opportunities for our business. This section outlines our approach to governance, strategy, risk management, metrics and targets in relation to these climate-related risks and opportunities.

TCFD recommendations

We have considered our obligations under the UK's Financial Conduct Authority Listing Rules and have detailed in the table below the 11 TCFD recommendations and whether we are fully or partially consistent. For financial year ended 31 March 2024, our disclosure is consistent with 10 out of 11 TCFD recommendations. Our disclosure is partially consistent with one recommendation, related to target-setting, which we intend to continue progressing in FY25.

Governance	Progress	Page
a. Describe the Board's oversight of climate-related risks and opportunities	C	64
b. Describe management's role in assessing and managing climate-related risks and opportunities	C	64 to 65

Strategy	Progress	Page
a. Describe the climate-related risks and opportunities the organisation has identified over the short, medium and long term	C	65
b. Describe the impact of climate-related risks and opportunities on the organisation's businesses, strategy and financial planning	C	66 to 67
c. Describe the resilience of the organisation's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario	C	66

Risk management	Progress	Page
a. Describe the organisation's processes for identifying and assessing climate-related risks	C	67
b. Describe the organisation's processes for managing climate-related risks	C	69
c. Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organisation's overall risk management	C	67-69

Metrics and targets	Progress	Page
a. Disclose the metrics used by the organisation to assess climate-related risks and opportunities in line with its strategy and risk management process	C	69
b. Disclose Scope 1, Scope 2 and, if appropriate, Scope 3 emissions, and the related risks	C	69
c. Describe the targets used by the organisation to manage climate-related risks and opportunities and performance against targets	PC	69

Key

C Consistent with the TCFD recommendations

PC Partially consistent with the TCFD recommendations

Our disclosure of climate-related risks is well established. We conducted our first climate-related risk assessment in 2019, and have published a standalone report annually since 2021 — applying the framework of recommendations of the Task Force on Climate-related Financial Disclosures ('TCFD'). From this year, following the incorporation of the TCFD framework into the International Financial Reporting Standards ('IFRS'), we include our climate-related risk reporting here, within our Annual Report. We see this as the next milestone in our journey to integrate the management and disclosure of climate-related risk into our core business processes.

We continue to report in line with the TCFD framework and its 11 recommendations. This year, we have also prepared this report with reference to the IFRS S2 Climate-related Disclosures standard, in preparation for aligning with this in the future.

Governance

Climate-related risks are integrated into our risk management framework and the Audit and Risk Committee ('ARC') executes responsibility for these risks on behalf of the Board. Vodafone's proposed principal risks, watchlist risks and emerging risks are reviewed and approved by the Executive Committee ('ExCo') annually before being submitted to the ARC and the Board. During FY24, climate change (which was previously a distinct risk on our watchlist), was consolidated as a sub-risk of Environmental, Social and Governance ('ESG'). This broader ESG risk will be monitored on our watchlist and reported through our risk governance structure.

📄 **Read more about our risk governance structure on page 57**

📄 **Read more about watchlist risks on page 62**

Our climate-related risk and resilience programme sits within the Protecting the Planet part of our Purpose strategy, which is ultimately overseen and approved by the ESG Committee. The Committee's responsibility is to oversee Vodafone's response to climate change, as part of our Purpose strategy. The committee meets at least twice per year to provide direction on the management of risks and opportunities to Vodafone's operations and reputation.

At Executive Committee ('ExCo') level, the ESG and Reputation Steering Committee ('ESGR') is accountable for the implementation of the Purpose strategy, and has appointed an Executive sponsor (the Chief External and Corporate Affairs Officer) to oversee the implementation of the Protecting the Planet pillar of the strategy. The Committee reviews progress of delivery of the Protecting the Planet strategy quarterly, including the assessment and management of climate-related risks and opportunities. The ESGR reports half-yearly to the ESG Committee on the status of the Protecting the Planet strategy, its implementation and progress against targets to support the Board's oversight of the management of climate-related risks. Each year, the ARC and ESG committees meet to jointly review and provide oversight for the annual climate-related risk disclosure.

📄 **Read more about the governance of our Purpose strategy on page 33**

📄 **Read more about our ESG Committee on pages 96 to 97**

At operational level, the Group Head of Risk coordinates the annual programme to identify and assess climate-related risk, with support from the Head of Sustainable Business. Progress against the annual risk identification and assessment programme is monitored through the ESGR.

Actions to strengthen our climate resilience and mitigate climate-related risks were included in our Vodafone Group Climate Transition Plan ('CTP'). Accountability for the design and implementation of these actions and initiatives is assigned to individual senior managers, within a range of relevant business functions across Vodafone's global business including our networks and technology operations, commercial and enterprise business units, procurement, external affairs and property teams.

The implementation of the transition plan is also overseen by the ESGR. Accountable delivery functions report quarterly to the ESGR, including raising any risks to the delivery of the plan. As a cross-functional strategic programme, business functions accountable for the delivery of the transition plan include procurement, commercial, brand and marketing, networks and technology, enterprise, products and services, amongst others.

The ESGR identifies any significant business decisions (for example, major transactions or changes to business strategy) that could impact Vodafone's climate resilience or change the severity or likelihood of climate-related risks. Any risks or issues identified are evaluated by the risk and sustainable business teams, and if necessary escalated through the Protecting the Planet and Purpose governance structure to the ESGR.

We have an internal global policy, owned by the Chief External and Corporate Affairs Officer, to establish the minimum requirements for environmental management. All Vodafone entities within the Group's operational control (including within Vodacom) are required to adhere to this policy. The policy includes requirements to annually review climate-related risks and opportunities within the context of each market we operate in, and incorporate any significant findings into our overall Group-level climate-related risk assessment. The policy also includes requirements to implement the CTP, which assigns responsibility for taking climate action and building climate resilience, in line with our strategy, to management across our global business.

 **Click to read more about our Climate Transition Plan:**
www.vodafone.com/ctp

Strategy

For FY24, our climate-related risk assessment builds upon our previous analyses, including our quantitative scenario analysis of physical climate risk in Europe and Vodacom's assessment of climate-related risks in Africa. We also conducted a review of transition risks, which involved desk-based research, internal stakeholder interviews and a qualitative scenarios analysis, applying time horizons consistent with our physical risk analysis.

Overall, this year's risk assessment has led to a refreshed list of our priority climate-related risks and opportunities.

 Read more about our approach to climate-related risk assessment on page 66

Our priority climate-related risks and opportunities[1]

Physical risks

(1) Extreme weather: Damage to assets or disruption to our own operations or supply chain due to extreme weather events such as storms and cyclones, flooding and wildfires. Our network infrastructure assets are already being affected by extreme weather (e.g. flooding in Germany, wildfires in Greece, cyclones in Mozambique), although currently at a scale that can be managed to avoid major operational impact, asset impairment or cost. Longer term, in combination with geopolitical risks, extreme weather could disrupt supply chains, particularly those that depend on critical regions (such as China for electronic components) or locations (such as coastal ports).

Time horizon: Medium term

(2) Rising average temperatures: Rising average temperatures could damage network equipment and other above-ground infrastructure or cause operational failure (particularly if located in exposed outdoor locations, e.g. radio towers), as well as cause disruption in our supply chain. It could also lead to increasing consumption of energy for cooling infrastructure, data centres and offices, which could increase operating costs. We expect this risk to materialise in the medium term, with the most severe impacts in the 'business as usual' scenario. Higher frequency of hot days is likely to be more pronounced in our southern European markets (such as Greece and Portugal) and in African markets.

Time horizon: Medium term

Transition risks

(3) Energy costs: Increasingly volatile energy prices and overall higher energy costs, partially driven by carbon pricing and demand for renewable electricity certificates outstripping supply. This risk is particularly prevalent in markets with high dependency on fossil fuels (e.g. to operate diesel generators) and non-renewable energy. However, carbon pricing will also drive an increase in cost to procure carbon-intensive products and raw materials, as third parties upstream in the supply chain look to pass through higher costs.

Time horizon: Short term

(4) Regulatory compliance costs: As governments introduce policies to support the climate transition, these could impact our product portfolio (such as energy use of fixed line or mobile devices), operations (such as data centres) or corporate sustainability reporting and disclosures. Over the medium term, as these are transposed into law in each of our markets, this could result in a cost to comply or a financial risk from non-compliance.

Time horizon: Medium term

(5) Expectations of business customers: Loss of market share if climate performance continues to be a differentiator during supplier selection by business customers, and Vodafone does not keep pace with the low carbon products and services offered by competitors, or rising business customer expectations for adhering to climate-related requirements.

Time horizon: Medium term

(6) Greenwashing risk: Misleading claims about the environmental impact of Vodafone (at a corporate reporting or brand communications level) or its products and services (at a product marketing level) could result in reputation damage, loss of revenues or possibly legal costs.

Time horizon: Medium term

Transition opportunity

(7) Customer enablement: Revenue growth from the design and deployment of green digital solutions that enable business customers to reduce their own GHG emissions, as they seek technology solutions to support their own climate transition.

Time horizon: Medium term

Note:
1. As described in the Risk Management section of this report, these climate-related risks and opportunities have been prioritised based on their potential severity, likelihood and time horizon relative to the full range of climate-related risks and opportunities identified through our risk analyses. Their prioritisation does not indicate the significance of the risk or opportunity relative to other risk categories, nor does it indicate the significance of any impact on Vodafone's financial position. We therefore refer to these as our 'priority', rather than 'material' risks.

Climate-related risk (continued)

Our exposure to risks and opportunities across a range of scenarios

We analysed our risks and opportunities across a range of scenarios: early policy action (<2°C), late policy action (<2.5°C), and no policy action (<4°C). These scenarios are applied to our assessment of climate-related risk in both Europe and Africa.

Description and degree of warming by 2100 above pre-industrial levels	Physical scenarios	Transition scenarios
Early policy action: smooth transition <2°C	Representative Concentrated Pathway ('RCP') 2.6 (emissions reduce to limit global warming to 1.6°C by 2100)	Paris ambition scenario
Late policy action: disruptive transition <2.5°C	(Physical risks were analysed over the range from <2°C to <4°C, therefore this specific scenario was not used in our analysis)	Stated policy scenario (in line with the latest international agreement on climate change)
No policy action: business as usual <4°C	RCP 8.5 (emissions continue to grow, leading to global warming of 4.3°C by 2100)	No policy scenario

Time horizon	Physical scenarios	Link to business-planning horizons
Short term	0 to 3 years (to 2027)	Aligns with our enterprise risk management framework and long-range business-planning cycle
Medium term	3 to 5 years (to 2029)	Aligned with timeframes used for internal planning purposes
Long term	5 to 26 years (to 2050)	Aligned with planning horizons for long-lived infrastructure assets, in line with global targets for reaching net zero

Category	Description	Our scenario analysis approach
Physical risks	Risks related to the physical impacts of climate change, both event driven (acute) and longer-term (chronic) shifts in climate patterns, and which may have financial implications for companies	High-level qualitative scenario analysis (2024) / High-level quantitative analysis, focused on selected infrastructure asset types in at high risk (2022-2023; 2024)
Transition risks	Growing external pressures to transition to a lower-carbon economy result in changes to the regulatory or market environment, in ways that could negatively impact company costs, revenue or market share	High-level qualitative scenario analysis (2024)
Opportunities	A shifting business landscape in a net zero world opens new market and investment opportunities	High-level qualitative scenario analysis (2024)

Early policy action (<2°C)
In the early policy action scenario, we foresee that physical risks increase but remain broadly manageable within the operating boundaries of our current business model and network infrastructure (which has already built in a level of climate resilience), and with limited or minor cost incurred. Our analysis indicates that in Europe a relatively small proportion (6.6%) of our network assets could be at high or very high risk of damage from climate perils that could incur more significant cost. Transition risks, if left unmitigated, could materialise into business impacts within the short to medium term (within the next five years), potentially incurring increased operating costs, costs to comply with regulation, loss of revenue from business customers and reputational damage. However, the severity of these impacts is unlikely to be financially material. The potential commercial value creation from capturing the growing market for green digital solutions is greatest in this scenario, as industries seek to decarbonise in response to policy and market incentives.

Late policy action (<2.5°C)
In the late policy action scenario, we can expect physical impacts of climate change to be more severe and frequent, incurring higher costs and disruption to operations and supply chains. Some transition risks would materialise, for the most part within the medium term, in relation to increasing regulatory and compliance costs and increasing expectations from business customers for sustainable products and services.

No policy action (<4°C)
In the no policy action scenario, our exposure to physical risks in Europe increases marginally, with an estimated 7.0% of our network assets at high or very high risk of damage from climate perils such as storms and heavy precipitation, which could cause damage to our network assets or operational disruption. The exposure of our own operations to physical risks could be more severe in Africa, where temperature increases could be 1.5 to 2 times the average global temperature increase. This scenario also results in the greatest physical climate change impacts for our supply chains, which could result in increased cost or supply chain disruption (particularly where the production of goods is concentrated in geographies vulnerable to climate change). Transition risks are lowest in this scenario. There may be market growth opportunities in this scenario as customers seek technology solutions to help adapt to physical changes in the climate.

Building climate resilience into our business strategy

As a fixed and mobile network operator, we have a large number of assets and infrastructure spread over a wide geographical area in all of the markets in which we operate. This means that our business is exposed to climate change impacts and transition risks across Europe and Africa.

However, our analysis indicates that Vodafone's underlying business model is relatively resilient to climate-related risk. Vodafone's physical risk exposure is not expected to result in significant cost or asset impairment, with a relatively limited range of impacts expected across the range of scenarios analysed, particularly in Europe. This is partly due to the level of resilience that is already built into our network infrastructure and because the majority of our assets (such as radio equipment) are relatively short-lived with opportunity to adapt our network as part of our routine end-of-life equipment replacement programme. However, more widespread operational disruption (within both our own operations and in our value chain) due to extreme weather events and extreme heat can be expected over the medium to long term in the no policy action scenario, particularly in Africa.

Across the scenarios, transition risks are unlikely to result in financially material impacts. We intend to undertake further quantitative scenario analysis of our highest priority transition risks to reinforce these conclusions.

Currently, Vodafone has insurance arrangements in place to cover loss or damage to assets from a range of natural disasters and weather-related events such as flooding, fires and storms (although the policies do not specifically refer to these as climate-related events). In recent years, we note that insurance claims have been made to cover damage to infrastructure. For example, in relation to flooding in Germany and wildfires in Greece and Portugal, these claims relate mostly to damage to our mobile access base station network, rather than our higher value assets, such as data or technology centres, and are not considered to be financially material at this stage. Based on our analyses to date, we have not identified any material financial risks relating to the cost or availability of insurance as a result of climate change.

There are opportunities for value creation across the range of scenarios. In both the early and late policy action scenarios, there is potential for commercial growth from the sale of digital solutions that can help our customers to decarbonise their businesses. Whereas the no policy action scenario presents growth opportunities from sale of digital solutions that help our customers adapt to more extreme physical changes in the climate.

Our CTP incorporates the management actions required to build resilience into our business in response to Vodafone's priority climate-related risks and opportunities. Our latest analysis, outlined in this report, has informed the transition plan activities that have been integrated into our long-range business and financial planning cycle. Governance and accountability have been put in place to monitor and manage the implementation of the transition plan.

 **Click to read our Climate Transition Plan:**
www.vodafone.com/ctp

Resilience to physical risks
Protecting our infrastructure assets from being damaged or disrupted by climate-related weather events is central to the climate resilience of our business and network services. Mitigation measures are built into the key stages of each asset's life cycle, from acquisition to maintenance, and cover climate adaptation as well as damage response. During the acquisition of assets, including buildings and network equipment, we have policies and guidance in place to incorporate the assessment of environmental risks. Our internal technology resilience policy requires each asset to conduct a physical risk assessment annually, which includes evaluating environmental risks. We also have reactive measures related to asset maintenance in place, such as processes and teams dedicated to disaster recovery and business continuity. Lastly, we have insurance policies designed to transfer any significant financial impact of physical risks, which cover claims on asset loss and damage.

Building resilience into our operations and network infrastructure is a well-established part of our business-as-usual process, irrespective of whether climate change has been explicitly named as a primary risk driver. We intend to continue to build resilience to the physical risks of climate change and intend to integrate any additional high-priority climate adaptation actions beyond our current planning, procurement, network resilience and business continuity practices into our CTP over the coming year.

Resilience to transition risks
Decarbonising our business model and improving energy efficiency will help to minimise our exposure to transition risks. We have set targets to reduce greenhouse gas ('GHG') emissions from our own operations and to become net zero across our full value chain by 2040 (including at least 90% absolute emission reduction, with any remaining emissions neutralised through high quality carbon offsetting).

 Read more about our Protect the Planet goals and strategy
on pages 38 to 42

Our CTP includes workstreams on:

- **Climate-related policy** – to formalise the role of our public affairs, legal and tax teams in identifying, monitoring and responding to the ever-evolving landscape of climate-related policy and regulation.
- **Power purchase agreements** – to limit exposure to energy price volatility by increasing the proportion of renewable electricity purchased through power purchase agreements ('PPAs') as part of our energy procurement strategy.
- **Transition plan reporting** – to manage our exposure to reputational risks such as greenwashing, by communicating clearly and transparently on our climate strategy and continuing to implement strong governance over the use of environmental claims in our brand, marketing and corporate communications.

Realising opportunities
Our most significant climate-related opportunity relates to developing new product lines to enable our enterprise customers to reduce GHG emissions, improve resource efficiency and protect or enhance nature. This enablement effect is a key pillar of our Planet strategy.

 Read more about our approach to enablement
on page 41

Our CTP includes a workstream on 'sustainability by design'. This is to develop and deploy more green digital solutions, such as IoT solutions for smart cities, buildings or lower-carbon transport and mobility, that can help our customers manage their environmental impact, whilst also minimising the negative environmental impact from the production of our products and services.

Risk management

The management of climate-related risks follows the process defined by our enterprise risk management framework, which is defined centrally and implemented in each of our markets. Our approach to climate-related risk assessment is outlined below.

(1) Identify
To identify potential climate-related risks and opportunities, we review the relevant sources of information such as media articles, publications, industry peer disclosures and industry white papers, in addition to reviewing our previous years' analyses. We engage with relevant internal and external experts to gather views on the evolving nature of climate-related risks for the telecommunications sector and examples of any climate change impacts that might already be materialising.

(2) Measure
We assess the likelihood and severity of impact for each risk and opportunity identified. We simulate how the risks and opportunities could materialise over three time horizons, across a range of possible future scenarios. We review our scenarios analysis annually to reflect the most up-to-date information on climate-related trends.

 Read more about our definitions for scenarios and time horizons
on page 66

In assessing the severity of an impact, we consider the relative extent of the potential financial impact through business value drivers such as increased costs, loss of revenue, asset impairment and damage to brand or corporate reputation. In assessing the likelihood of an impact, we consider the potential probability that it will materialise based on current trends, forecasts and projections and levels of uncertainty.

We have conducted a quantitative scenarios analysis for physical risks in both Europe and Africa. For transition risks and opportunities, their severity and likelihood has been assessed qualitatively across our selected scenarios and time horizons.

We are working towards estimating the financial value at stake from climate-related risks across our global business, which will depend upon the completion of a fully quantitative scenarios analysis for both physical and transition risks. We aim to complete this quantitative scenarios analysis (including transition risks) within the coming year.

Climate-related risk (continued)

Our approach to physical risk assessment in Europe

This year, we completed a quantitative scenarios analysis of physical climate risks in Europe, which we commenced in 2022. Overall, this assessment involved screening over 650 assets across Spain, Italy, the UK, Germany and Greece, under both RCP 2.6 (early policy action scenario) and RCP 8.5 (no policy action scenario), to identify assets at 'high' or 'very high' risk of damage.

We screened assets from three categories of our infrastructure asset portfolio, which are considered critical to our operations:

— Low-rise structures such as offices and bunkers;
— Control room assets such as technical buildings, warehouses and data centres; and
— Station assets such as railway stations.

The impact on the assets was assessed in relation to the following eight climate perils:

1. Coastal inundation
2. River flood
3. Surface-water flood
4. Extreme heat
5. Extreme wind
6. Wildfire
7. Freeze thaw
8. Drought-driven subsidence

The nature and likelihood of the impact of the climate perils was modelled at a granular resolution based on external climate data sets, overlaid with the geolocation of each asset.

The magnitude of the potential impacts was assessed based on the potential value at stake in terms of:

— Damage ratio (average proportion of damage to an asset in a given year);
— Expected cost of damage (financial cost of remedying damage sustained); and
— Failure probability (annual probability of a climate hazard causing the asset to stop working).

Between 6.6% and 7.0% of analysed sites were identified as being at 'high' or 'very high' risk of damage from climate perils by 2050 (rising to 7.2% to 8.1% by 2100), defined as:

— High: Expected cost of damage notable, with potential cost implications; and
— Very high: Widespread damage/disruption.

The majority of value at stake resulting from climate perils across the asset portfolio is associated with the top 10 at-risk assets.

Five of the assets at 'high' or 'very high' risk were selected for a deep dive analysis of potential operational and financial impacts, to understand the potential drivers of financial loss and mitigation actions. The most significant drivers contributing to the expected cost of damage for these assets were coastal inundation and riverine flooding. By 2100, in the scenario with no policy action, all five sites were also expected to be at high risk of operational failure due to extreme heat events.

Findings from our 2022 physical risk assessment were reinforced by an additional study of physical risks conducted during FY24 with a particular focus on understanding implications for insurance of over 80 of our highest value assets. This year's most recent study concurred with the findings of our 2022 physical risk assessment, highlighting the increased risk of flooding and heatwaves that could impact our operations in the long term.

Our approach to climate-related risk assessment in Africa

Vodacom Group publishes a standalone report disclosing details of our climate-related risk and opportunity assessment for our markets in Africa.

 **Click to read Vodacom Group's latest TCFD report:**
vodacom.com/reporting-centre

Our 2023 analysis confirmed that our markets in Africa will be exposed to increased occurrence and severity of extreme weather events — with impacts already being felt today. Climate perils include increasing temperatures, drought conditions and increased rainfall, storm surges and cyclonic activity. For example, in March 2023 Cyclone Freddy (one of the most powerful and longest-lasting cyclones that has impacted Mozambique since the beginning of 2022) impacted our operations, workforce and assets.

Similarly, Vodacom's climate-related risk and opportunity analysis confirms that our business will be affected by transition risks in relation to evolving stakeholder expectations, policies and market evolution.

Our approach to transition risk assessment

In FY24, we conducted qualitative scenarios analysis of transition risks across our global business, including both Europe and Africa.

Based on desk research, industry peer comparison and expert insights, we identified 67 risks and opportunities that could be relevant to Vodafone Group. We shortlisted 28 of these for further analysis based on a preliminary screening of their relative potential severity, likelihood and time horizon of impact.

Using insights from internal engagement with cross-functional stakeholders, the shortlist was synthesised into seven priority risks and opportunities. Five of which are related to the low carbon transition, which we consider could reasonably be expected to affect Vodafone Group's prospects. Looking across three future scenarios, we conducted a qualitative analysis of the most significant transition risks and opportunities.

We mapped out impact pathways to understand how the climate-related transition risks could lead to outcomes and impacts on Vodafone and their potential to result in financial impact (for example, through asset impairment, increased costs or loss of revenue). This included examining the potential impacts on our own operations and potential impacts on our suppliers, which could, in turn, affect the security of supply of goods and services to Vodafone. We assessed the extent to which the steps in the impact pathways could occur in a range of scenarios based on published research of future market, policy and legal and stakeholder sentiment trends and forecasts.

The results of our qualitative scenarios analysis of transition risks and opportunities supplement the findings of our 2022 quantitative scenarios analysis of physical risks. In combination, these provide us with a reasonable and holistic view of how our highest priority climate-related risks and opportunities could play out over time.

(3) Manage

As part of our enterprise risk management framework, climate change is discussed and prioritised, relative to other risks, during the principal risk assessment process. During FY24, climate change was consolidated as a sub-risk of ESG risk, in recognition that climate is one of several wider ESG risks that we intend to manage holistically. In addition, this aligns with our internal governance structures for ESG, which encompass all aspects of our Protecting the Planet and wider Purpose strategy. ESG risk was considered a watchlist risk, partly due to the time horizon of climate-related risk being mostly outside the immediate three-year business planning cycle.

Read more about our ESG governance arrangements on page 33

We will continue to monitor ESG risk as this agenda continues to evolve in the coming years. In addition, due to the nature of the priority climate-related risks to our business and strategy, many elements are already captured in existing principal risks, such as extreme weather events leading to technology failure, adverse policy environment resulting in increased costs or increased energy costs arising due to adverse changes in macroeconomic conditions. This approach enables us to capture a more holistic picture of the climate-related risks, both in the short term and long term.

As required by our risk management framework, once a risk is identified and assessed, a risk owner is responsible for developing and implementing the mitigating actions and controls. This year, we incorporated the key mitigating actions for our highest priority climate-related risks and opportunities into our CTP and assigned accountability to leaders in relevant business functions for managing and monitoring these.

Click to read our Climate Transition Plan www.vodafone.com/ctp

(4) Assure and monitor

We use a three lines model, as detailed in the Group risk management framework, when managing risks. Relevant assurance providers, such as control owners in the first and second line, are responsible for reviewing the policies, procedures and other relevant information to check whether the controls are effective and update them as necessary.

Read more about our Group risk management framework on pages 57-63

(5) Report

As described in the Governance section of this report, reporting of our climate-related risks is integrated into our enterprise risk management framework and processes, which are overseen by ARC. The Group Risk team reports Vodafone's principal risks, watchlist risks and emerging risks to the ExCo and the Board, including any material climate-related risks that are identified through risk analyses. During the year, if climate-related risks are identified at operational level, they are reported to the local risk and compliance committee within each market and escalated to the Group Risk and Compliance Committee if required.

Read more about our climate governance arrangements on pages 64 to 65

Metrics and targets

We have set targets to reduce GHG emissions from both our own operations and across our full value chain. In FY24, we set region-specific net zero targets for our operational emissions (Scope 1 and 2) in recognition that the transition pathway and challenges are fundamentally different in Europe and Africa. Although our transition pathways differ by region, we are retaining our overall near-term science-based target to reduce the emissions from our own operations (Scope 1 and 2) by at least 90% by 2030 across our global business, against a FY20 baseline.

The Protecting the Planet section of our Annual Report, together with our ESG Addendum and Methodology document, details our approach to measuring and reducing GHG emissions. We measure and report our Scope 1, 2 and 3 emissions (including all 15 categories of Scope 3). We also have metrics in place to measure energy use; one of the key underlying factors in our exposure to climate-related transition risk.

Read more about our climate metrics and targets in the Protecting the Planet section on page 38 to 42

Click to read our ESG Addendum: investors.vodafone.com/esgaddendum

Click to read our ESG Methodology document: investors.vodafone.com/esgmethodology

Climate-related risk/opportunity metrics	**2024**	2023	2022
Total Scope 1 and Scope 2 emissions (market-based) (million tonnes CO_2e)[1]	0.69	0.91	1.02
Scope 3 emissions (million tonnes CO_2e)[1,2]	6.07	6.92	6.91
Energy use (gigawatt hours)[1]	5,217	5,052	4,926
Carbon enablement (million tonnes CO_2e)	32.8	24.9	13.5

Notes:
1. Information relating to 2023 and 2022 has been restated to reflect portfolio changes completed during FY23 and FY24.
2. Data for 2022 and 2023 has been restated to reflect changes to our methodology for calculating Scope 3 emissions, see our ESG Addendum Methodology document for more information: investors.vodafone.com/esgmethodology.

Climate-related considerations are factored into our executive remuneration, by way of an annual emission reduction target. This is linked to our near-term science-based target to reduce the emissions from our own operations (Scope 1 and 2) by at least 90% by 2030 across our global business, against a FY20 baseline. 3.3% of executive long-term incentive plan is linked to this climate metric. We continue to explore how we can integrate climate resilience into our reward structures, objectives and incentives.

Read more about how ESG is incorporated into our remuneration policy on page 108

We continue to measure our exposure to physical risks, for example, the percentage of our high-value assets that are vulnerable to physical risks in Europe.

We report annually on the carbon emissions avoided through the use of our digital solutions, which we consider to be one of our most significant climate-related commercial opportunities, known as 'carbon enablement'.

Click to read more about how we measure carbon enablement in our ESG Addendum: investors.vodafone.com/esgaddendum

Read more about our targets for enablement on page 41

Whilst these are important steps forward on our climate-related risk disclosure journey, we recognise that we have not yet set targets or put metrics in place to measure our full suite of climate-related physical and transition risks. We remain committed to setting these metrics and targets in line with the refreshed list of our priority climate-related risks and opportunities. The establishment of metrics and targets will form part of the implementation of our transition plan, which commenced from 1 April 2024. We intend to develop metrics and targets within the coming year. Our transition plan also outlines the areas of uncertainty, dependency on key external factors and risks to the delivery of our targets.

Currently, we are also considering the opportunity to use an internal carbon price as part of our decision-making. An internal carbon price puts a financial value on the climate impact of our business decisions (such as purchasing goods or undertaking capital projects). We have begun to explore potential options for an internal carbon price, for evaluation and possible implementation in future years.

Leadership, governance and engagement

The Nominations and Governance Committee regularly reviews the Board's composition with a view to ensuring a diverse mix of backgrounds, skills, knowledge and experience as well as deep expertise in technology and telecommunications. Each year, the Board monitors and improves its performance by conducting an annual performance review.

Note: As at 31 March 2024

Tenure


9
1
2
0-3 years
7-10 years
4-6 years

Independence


8
1
2
1
Independent
Independent NED Chair
Executive
Non-independent

Gender diversity


7
5
Male
Female

Senior Board positions


Chair
Senior Independent Director
Chief Executive
Chief Financial Officer
Male
Female

Ethnicity


2015: 12, 1
2016: 11, 1
2017: 11, 1
2018: 11, 1
2019: 10, 2
2020: 11, 1
2021: 10, 1
2022: 10
2023: 12, 1
2024: 10, 2
White
Ethnically diverse

Skills and expertise of Non-Executive Directors


3
Consumer goods and services/ marketing
6
Finance
5
Emerging markets
2
Media
8
Technology/ telecoms
3
Political/ regulatory
5
Environmental, social and governance

Membership and attendance

The table below details the Board and Committee meeting attendance during the year to 31 March 2024. The number of attendances is shown next to the maximum number of meetings each Director was entitled to attend. Ad hoc meetings of the Board and its Committees were also held as required during the year.

Name	Board	Nominations and Governance Committee	Audit and Risk Committee	Remuneration Committee	ESG Committee	Technology Committee
Stephen Carter	7/7	3/4[1]	–	–	–	2/3[1]
Delphine Ernotte Cunci	7/7	–	–	5/5	–	3/3
Sir Crispin Davis[2]	2/2	2/2	–	–	–	–
Margherita Della Valle	7/7	–	–	–	–	–
Michel Demaré	6/7[3]	4/4	4/5[3]	5/5	–	–
Hatem Dowidar[4]	1/1	1/1	–	–	–	–
Dame Clara Furse[2]	2/2	–	–	2/2	–	–
Valerie Gooding[2]	2/2	2/2	–	2/2	–	–
Deborah Kerr	7/7	–	5/5	–	–	3/3
Luka Mucic[5]	5/5	–	–	–	–	–
Amparo Moraleda	7/7	–	1/1[6]	3/3[6]	2/2	–
David Nish	6/7[7]	2/2[8]	5/5	–	–	–
Christine Ramon	7/7	–	5/5	–	2/2[9]	–
Simon Segars	7/7	–	–	–	1/2[10]	3/3
Jean-François van Boxmeer	7/7	4/4	–	–	2/2[11]	–

Notes:
1. Stephen Carter was unable to attend one scheduled meeting of the Nominations and Governance Committee and one scheduled meeting of the Technology Committee due to a scheduling conflict.
2. Sir Crispin Davis, Dame Clara Furse and Valerie Gooding stepped down from the Board at the conclusion of the AGM on 25 July 2023.
3. Michel Demaré was unable to attend one scheduled meeting of the Board and one scheduled meeting of the Audit and Risk Committee due to a scheduling conflict.
4. Hatem Dowidar was appointed as a Non-Executive Director of the Board and joined the Nominations and Governance Committee on 19 February 2024.
5. Luka Mucic was appointed as Group Chief Financial Officer on 1 September 2023.
6. Amparo Moraleda ceased to be a member of the Audit and Risk Committee and was appointed Chair of the Remuneration Committee on 25 July 2023.
7. David Nish was unable to attend one scheduled meeting of the Board due to a scheduling conflict.
8. David Nish joined the Nominations and Governance Committee on 25 July 2023.
9. Christine Ramon joined the ESG Committee on 25 July 2023.
10. Simon Segars was unable to attend one scheduled meeting of the ESG Committee due to ill health.
11. Jean-François van Boxmeer joined the ESG Committee on 25 July 2023.

Committee activities

To operate efficiently and to ensure matters are given the right level of focus, the Board delegates some of its responsibilities to its Committees. These provide focused oversight on: Board composition, performance, and succession planning; financial reporting, risk, internal processes and controls; remuneration practices; environmental, sustainability and governance topics; and technology strategy.

Board evaluation

Progress in the year

The FY24 Board evaluation reported improvements had been achieved in:

- Leadership: In July 2023, the appointment of Luka Mucic from 1 September 2023 as the Chief Financial Officer was announced. The Nominations and Governance Committee and the Board have also considered succession planning at a number of meetings.
- Operational performance: The Board spent a full day in September 2023 focusing on the Group's three strategic priorities and the initiatives supporting them. Additional sessions and updates on these initiatives featured in the remaining FY24 Board meetings including a deep dive into the satellite strategy and an update on deep detractor reductions.
- Technology: In May 2023, the Board approved the establishment of the Technology Committee. The Committee has met three times during FY24 and focused on the current technology strategy including deep dives and the budgeting process for FY24.

Read more on
pages 84-85

Nominations and Governance Committee

In addition to keeping under review developments in corporate governance and the Company's responses to them, the Nominations and Governance Committee makes recommendations to the Board about Board composition and ensures Board diversity and the necessary balance of skills. The Committee recognises the need to anticipate the skills and attributes that will be needed on the Board as the Company develops. Committee focus during FY24 was on the appointment of the Group Chief Executive and the Group Chief Financial Officer, the establishment of the Technology Committee, and Board Committee composition following the departure of long-standing Non-Executive Directors at the conclusion of the 2023 AGM. The Committee has also spent time reviewing the bench strength of management.

Read more on
pages 86-88

Board changes

Luka Mucic joined the Board as Group Chief Financial Officer on 1 September 2023. Luka brings extensive financial and international business experience. He has a strong record of international leadership, corporate repositioning and value creation that will support the strategic aims of the Group.



Click or scan to watch the Group Chief Financial Officer, Luka Mucic, explain his role: **investors.vodafone.com/videos**

Technology Committee

The Committee oversees the technology strategy and how it supports the overall Company strategy. The Committee monitors progress against the strategy and assesses technology risks and industry trends. It also keeps technology development under review and explores innovations that enable future growth.



Click or scan to watch the Chair of the Technology Committee, Simon Segars, explain his role: **investors.vodafone.com/videos**

Read more on
page 95

Audit and Risk Committee

The Committee oversees the Group's financial reporting, risk management, internal control and assurance processes, and the external audit. This includes in-depth reviews of our principal risks, the review of our Annual Report and a programme of deep dives across multiple business units with a focus on the risk and control environment. The Committee also monitors the activities and effectiveness of the internal audit function and has primary responsibility for overseeing the relationship with the external auditor. Deep-dive topics during FY24 included reviews of adverse changes in macroeconomic conditions, disintermediation risk, adverse political and policy environment, strategic transformation, cyber threats, supply chain disruption, technology, data management and privacy. Entity deep-dives included the cluster of markets within the Other Europe segment, Vodafone Spain, Vodafone Germany, Vodafone UK, Vantage Towers and Vodafone Business. The Committee also has joint responsibility, with the ESG Committee, for reviewing the appropriateness and adequacy of ESG disclosures provided within the Annual Report and the ESG Addendum, including approving its content.



Click or scan to watch the Chair of the Audit Committee, David Nish, explain his role: **investors.vodafone.com/videos**

Read more on
pages 89-94

ESG Committee

The ESG Committee provides oversight of Vodafone's Environmental, Social and Governance ('ESG') programme and monitors the purpose agenda in relation to empowering people, protecting our planet and ensuring that Vodafone acts with integrity. Committee focus during the year was on the refreshment of our purpose agenda to create a digital society. The Committee also reviewed the ESG strategy and its evolution since the establishment of the Committee in 2021, and undertook a full review of the ESG reporting disclosures.



Click or scan to watch the Chair of the ESG Committee, Amparo Moraleda, explain her role: **investors.vodafone.com/videos**

Read more on
pages 96-97

Remuneration Committee

The Remuneration Committee sets, assesses and recommends for shareholder approval the Remuneration Policy for Executive Directors, sets the remuneration of the Executive Directors and approves the remuneration of the Chair of the Board and members of the Executive Committee. It also reviews remuneration arrangements across the Group to ensure they are aligned with our strategy, support our purpose and celebrate the 'Spirit of Vodafone'.

Fair Pay principles:

1. Market-competitive	4. Share in our successes
2. Free from discrimination	5. Provide benefits for all
3. Provide a good standard of living	6. Open and transparent

Read more on
pages 98-118

Chair's governance statement

We take our commitment to strong and robust corporate governance seriously

Dear shareholders,

On behalf of the Board, I am pleased to present the Corporate Governance Report for the year ended 31 March 2024.

This report provides details about the Board and an explanation of our individual roles and responsibilities. It also provides an insight into the activities of the Board and Committees over the year and how we seek to ensure the highest standards of corporate governance remain embedded throughout the Company, underpinning and supporting our business and the decisions we make.

The year in review

In May 2023, we set out a new roadmap for Vodafone, based on our need to change and focus on three priorities: Customers, Simplicity and Growth. Since then we have seen Vodafone's transformation progress, and I would like to give great thanks to my fellow Directors, the executive team, and the people of Vodafone for their spirit, ambition and hard work. There is much more that needs to be done for us to achieve our ambition of being a best-in-class telco in Europe and Africa, as well as the leading platform for business in Europe, but I am confident we are on the right trajectory.

Strategic Transformation

This financial year has seen a lot of transactional activity for Vodafone. In May 2023, we announced entering into a strategic partnership and Relationship Agreement with Emirates Telecommunications Group Company PJSC ('e&'), establishing e& as a cornerstone shareholder of the Company. The strategic relationship enables collaboration across a broad range of growth areas. Under the terms of the Relationship Agreement, the Group Chief Executive Officer of e&, Hatem Dowidar, joined the Vodafone Board as a Non-Executive Director on 19 February 2024. The e& Group Chief Executive will have the right to be an appointed Non-Executive Director, subject to shareholder approval, for as long as e& maintains its current shareholding of 14.6%.

In June 2023, we announced entering into a binding agreement with Hutchison Group Telecom Holdings Limited in relation to a combination of our UK telecommunication businesses, Vodafone UK and Three UK. If approved, this merger will be great for customers, great for the country and great for competition. It is transformative and will create a best-in-Europe 5G network.

In October 2023, we announced the sale of Vodafone Spain, which we believe is a key step in right-sizing our portfolio for growth and will enable us to focus our resources in markets with sustainable structures and sufficient local scale.

In November 2023, we announced a strategic partnership with Accenture to accelerate the commercialisation of our shared operations to advance growth, enhance customer service and drive significant efficiencies for Vodafone's operating companies and partner markets, as well as create new career opportunities for our people.

On 16 January 2024, we signed a 10-year strategic partnership with Microsoft to bring generative AI, digital services and the cloud to more than 300 million businesses and consumers.

On 15 March 2024, we announced the sale of Vodafone Italy to Swisscom AG and a broad review of our capital allocation considering the investment profile of the Group's strategy within its reshaped footprint.

The capital allocation review concluded that country-level capital intensity would be broadly maintained at existing levels, a robust balance sheet would be maintained with a new leverage policy, the ordinary dividend would be rebased to 4.5 eurocents per share from FY25 onwards, and there would be an opportunity for share buybacks following the completion of the sale of Vodafone Spain and Vodafone Italy.

These transactions formed part of Vodafone's transformational progress, with the sale of Vodafone Italy being the last step in our portfolio transformation, helping us to move forward with our roadmap and achieve our ambition.

Board composition

Executive Directors

Luka Mucic joined the Board as Group Chief Financial Officer on 1 September 2023 following an extensive external recruitment process with the support of Egon Zehnder, an independent external search firm. The Board and I have been impressed with the pace with which Luka has got to grips with the Company and the strong relationship he and Margherita are building.

The appointment of Luka enabled Margherita Della Valle to fully transition into her role as Group Chief Executive. During the year, Margherita has continued to demonstrate her strong capabilities in being able to lead the necessary transformation of Vodafone.

Non-Executive Directors

As I discussed in last year's report, there were a number of scheduled changes in the composition of our Non-Executive Directors expected during FY24, with the retirement of Valerie Gooding, Sir Crispin Davis and Dame Clara Furse. David Nish was appointed Senior Independent Director, Amparo Moraleda was appointed Remuneration Committee Chair and Delphine Ernotte Cunci and Christine Ramon were appointed Workforce Engagement Leads.

Following Hatem Dowidar's appointment earlier this year, he has begun a full induction programme, including meetings with executives leading our businesses and functions.

The Board and Nominations and Governance Committee anticipate scheduled retirements in FY25 and, therefore, already have a renewed focus on succession planning. We will continue to closely monitor the diversity and skill sets needed to drive the Company forward.

Diversity

Our commitment to having a Board diverse in all aspects firmly remains. The Nominations and Governance Committee continues to support the Board in monitoring requirements and best practices. We are proud to meet gender targets requiring Boards to comprise of at least 40% women. This includes our Group Chief Executive, Margherita Della Valle. We also exceed the Parker Review target to have at least one Director from a minority ethnic group.

Beyond the Board, you may recall that last year we announced the introduction of a new ethnic diversity target, for 25% of our global senior leadership to be from ethnically diverse backgrounds by 2030. We are making great progress towards this target.

Skills

The changes in composition in the year have bolstered the Board and demonstrated that diversity, skills and knowledge are effectively regarded when composition is considered. The Board and I believe our composition, with highly relevant sector expertise, makes us well placed to advise and provide management oversight.

On 10 May 2023, the Board approved the creation of a Technology Committee to oversee the technology strategy and how it supports the overall Company strategy. The Committee was established on 25 July 2023 and has already proved to be a significant enhancement to our governance structure.

Evaluation

For the second year in a row, the Board undertook an internal evaluation which I led with support from the Group General Counsel and Company Secretary. Individual Directors were invited to complete a self-assessment questionnaire as well as speaking with me one-on-one. In a change from prior years, response was also sought from the Group General Counsel and Company Secretary. I am delighted to report there was a clear consensus that the Board is very effective in working together as a cohesive unit and continues to improve following the changes made during the year. A number of strengths were identified as well as key areas for focus during the year ahead.

Executive Committee composition

With effect from 1 April 2024, we made a number of changes to our Executive Committee. Ahmed Essam was appointed Executive Chairman Vodafone Germany and CEO European Markets, Serpil Timuray was appointed CEO Vodafone Investments, and Philippe Rogge stood down from his role as CEO Vodafone Germany and as a member of the Group Executive Committee, leaving Vodafone. Marcel de Groot was appointed CEO Vodafone Germany and Max Taylor appointed CEO Vodafone UK. Both Marcel and Max report to Ahmed Essam but are not members of the Executive Committee,

Marika Auramo has been appointed CEO of Vodafone Business and a member of Vodafone's Executive Committee, with effect from 1 July 2024. Marika will take over from Giorgio Migliarina, who has successfully led Vodafone Business as interim CEO since Vinod Kumar's departure on 31 December 2023.

Stakeholder engagement

The Board is committed to understanding the views of all of Vodafone's stakeholders to inform the decisions that we make. We recognise that Vodafone's success is dependent on the Board taking decisions for the benefit of our shareholders and in doing so having regard to all our stakeholders.

Throughout the year, I have met with institutional shareholders both virtually and in person. In March 2024, I had individual meetings with a number of the Company's largest shareholders and engaged on topics such as capital allocation, Board composition and the shape of the Group. Further resources were made available to individual shareholders during the year, such as online presentations hosted by the UK Individual Shareholders Society. I have also met senior political leaders in both my role as Vodafone Chair and as the Chair of the European Round Table for Industry. These include presidents and prime ministers across our markets and in key international organisations such as the European Commission. The Board received an update on the investor perception study completed during the year.

The Board understands the importance of culture and setting the tone of the organisation from the top and embedding it throughout the Group. We refer to our culture as the 'Spirit of Vodafone'. It is a key component of our strategic, organisational and digital transformation. The aim of our people strategy is to create an environment where growing never stops and everyone can truly belong, innovate and fulfil their potential. The Board receives regular updates on employee engagement and the 'Spirit of Vodafone', which enables it to make informed decisions where appropriate.

During the year, in their roles as Workforce Engagement Leads, Delphine Ernotte Cunci and Christine Ramon gathered the views of employees through employee consultative committees across our European and African markets. Key discussion topics included customer experience, and personal development and reskilling opportunities.

The Annual General Meeting ('AGM') in 2023 was held at Vodafone UK's headquarters in Newbury, Berkshire and was available to watch live via a webcast for those shareholders who were unable to attend in person. Shareholders were able to pre-submit questions or, if attending in person, ask questions on the day, for consideration by the Directors at the meeting. We intend to hold the 2024 AGM in the same format.

 **Click to read more about the AGM:**
vodafone.com/agm

The year ahead

A key focus for the Board and I for FY25 will be on succession planning in anticipation of upcoming scheduled retirements, whilst also continuing to support Luka, Margherita and Hatem in their new roles.

In addition, the Board will continue to drive for sustainable value creation and monitor the Company's progress on the execution of Vodafone's strategy focusing on Customers, Simplicity and Growth. The Board will keep the Group's strategy under review, adapting it to anticipate or respond to opportunities and risks in the markets in which we operate.

Thank you for your continued support.

Jean-François van Boxmeer

Chair of the Board

Compliance with the 2018 UK Corporate Governance Code (the 'Code')

In respect of the year ended 31 March 2024, Vodafone Group Plc was subject to the Code (available from www.frc.org.uk). The Board is pleased to confirm that Vodafone applied the principles and complied with all the provisions of the Code throughout the year. Further information on compliance with the Code can be found as follows:

Board leadership and Company purpose	 Read more
Long-term value and sustainability	32-56, 63
Culture	15-20, 44, 80
Shareholder engagement	12-14, 73, 82
Other stakeholder engagement	12-14, 73, 80, 82
Conflicts of interest	87
Role of the Chair	75

Division of responsibilities	
Non-Executive Directors	75-78
Independence	70, 87

Composition, succession and evaluation	
Appointments and succession planning	71-72, 86, 88
Skills, experience and knowledge	70, 72, 76-78
Length of service	70, 76-78
Evaluation	71-73, 84-85
Diversity	15-16, 70, 72, 83, 87-88

Audit, risk and internal control	
Committee	89-94
Integrity of financial statements	63, 90-94, 124
Fair, balanced and understandable	91, 123-124
Internal controls and risk management	93
External auditor	94
Principal and emerging risks	57-69, 90, 93

Remuneration	
Policies and practices	98-118
Alignment with purpose, values and long-term strategy	98-118
Independent judgement and discretion	99, 101, 107

Disclosure Guidance and Transparency Rules
We comply with the Corporate Governance Statement requirements pursuant to the FCA's Disclosure Guidance and Transparency Rules by virtue of the information included in this 'Governance' section of the Annual Report together with information contained in the 'Shareholder information' section on pages 249 to 254.

Governance

Our governance structure



The Board
Responsible for the overall conduct of the Group's business including: our long-term success; setting our purpose; monitoring culture, values, standards and strategic objectives; reviewing our performance; and maintaining positive dialogue with our stakeholders. The Board has established five formal Committees to focus on specific areas. These are outlined in further detail below:

Audit and Risk Committee
Reviews the adequacy of the Group's system of internal control, including the risk management framework and related compliance activities.

Monitors the integrity of financial statements, reviews significant financial reporting judgements, and advises the Board on fair, balanced and understandable reporting and the long-term viability statement.

The Committee also has joint responsibility, with the ESG Committee, for reviewing the appropriateness and adequacy of ESG disclosures provided within the Annual Report and the ESG Addendum, including the approval of their content.

Nominations and Governance Committee
Evaluates Board composition and ensures Board diversity and a balance of skills.

Reviews Board and Executive Committee succession plans to maintain continuity of skilled resources.

Oversees matters relating to corporate governance.

Remuneration Committee
Sets, reviews and recommends the policy on remuneration of the Chair, executives and senior management team.

Monitors the implementation of the Remuneration Policy.

Oversees general pay practices across the Group.

ESG Committee
Oversees the ESG programme and monitors the purpose agenda in relation to empowering people, protecting our planet and ensuring that Vodafone acts with integrity.

Monitors progress against key performance indicators and external ESG index results.

Oversees progress on ESG commitments and targets.

Technology Committee
Supports the Board with fulfilling its oversight of the Company, specifically how technology underpins Company strategy, including assessing risks and exploring innovations for future growth.

Monitors technology development, innovation, risks, disruptors and mitigations.

Reviews technology supply chains, partnerships and external relationships.

 **Click to read more about the responsibilities of each Board Committee:**
vodafone.com/board-committees

Executive Committee
Focuses on strategy implementation, financial and competitive performance, commercial and technological developments, succession planning and organisational development.

The Committee has established a number of additional management committees including:

 **Click to read more about the Executive Committee: vodafone.com/exco**



— Disclosure Committee
— Risk and Compliance Committee
— ESG and Reputation Steering Committee

— AI Governance Board
— Simplicity Board
— Capital Decision Board

— Business Decision Board
— National Security Committee

The Board

The Board comprises the Chair, Senior Independent Director, Non-Executive Directors, the Group Chief Executive and the Group Chief Financial Officer. Our Non-Executive Directors bring independent judgement, and wide and varied commercial, financial and industry experience to the Board and Committees.

 **A summary of each role can be found overleaf on page 75**
Biographies of Board members can be found on pages 76-78

Board meetings are structured to allow open discussions. At each meeting, the Directors are made aware of the key discussions and decisions of the principal Committees by the respective Committee Chairs. Minutes of Board and Committee meetings are circulated to all Directors after each meeting.

 **Read more about the Board's activities during the year on pages 81-83**

The Board is collectively responsible for ensuring leadership through effective oversight and review. It sets the strategic direction with the goal of delivering sustainable stakeholder value over the longer term and has oversight of cultural and ethics programmes. The Board's responsibility includes delivery of strategy and business performance.

The Board also oversees the implementation of risk assessment systems and processes to identify, manage and mitigate Vodafone's principal risks. It is also responsible for matters relating to finance, audit and internal control, reputation, listed company management,

corporate governance, remuneration and effective succession planning, much of which is overseen through its principal Committees.

The Executive Committee

The Executive Committee comprises Margherita Della Valle, the Group Chief Executive, and Luka Mucic, Group Chief Financial Officer, together with a number of senior executives responsible for global commercial operations, human resources, technology, external affairs and legal matters. Committee members also include the Executive Chairman Vodafone Germany and CEO European Markets, CEO Vodafone Investments, CEO Vodacom Group, and Chief Commercial Officer and CEO Vodafone Italy.

Led by the Group Chief Executive, the Executive Committee and other management committees are responsible for making day-to-day management and operational decisions, including implementing strategic objectives and empowering competitive business performance in line with established risk management frameworks, compliance policies, internal control systems and reporting requirements.

Details of the Executive Committee members and their range of experience, skills and expertise can be found on page 79. Some members also hold external non-executive directorships, giving them valuable board experience.

 **Biographies of the Executive Committee can be found on page 79**

Division of responsibilities

Chair

Jean-François van Boxmeer
- Leads the Board, sets each meeting agenda and ensures the Board receives accurate, timely and clear information in order to monitor and challenge management, guiding them and the Board to take sound decisions;
- Promotes a culture of open debate between Executive and Non-Executive Directors and holds meetings with the Non-Executive Directors without the Executive Directors present;
- Regularly meets with the Group Chief Executive and other senior management to stay informed;
- Ensures effective communication with shareholders and other stakeholders;
- Promotes high standards of corporate governance and ensures Directors understand the views of the Company's shareholders and other key stakeholders, and the section 172 Companies Act 2006 duties;
- Promotes and safeguards the interests and reputation of the Company; and
- Represents the Company to customers, suppliers, governments, shareholders, financial institutions, the media, the community and the public.

Senior Independent Director

David Nish
- Provides a sounding board for the Chair and acts as a trusted intermediary for the Directors as required;
- Meets with the Non-Executive Directors (without the Chair present) when necessary and at least once a year to appraise the Chair's performance, and communicates the results to the Chair; and
- Together with the Nominations and Governance Committee, leads an orderly succession process for the Chair.

Workforce Engagement Leads

Delphine Ernotte Cunci and Christine Ramon
- Engage with the workforce in key regions where the Group operates, answer direct questions from workforce-elected representatives, and provide the Board with feedback on the content and outcome of those discussions.

Non-Executive Directors

- Monitor and challenge the performance of management;
- Assist in development, approval and review of strategy;
- Review Group financial information and provide advice to management;
- Engage with stakeholders and provide insight as to their views, including in relation to the workforce and the culture of Vodafone; and
- As part of the Nominations and Governance Committee, review the succession plans for the Board and key members of senior management.

Company Secretary

Maaike de Bie
- Ensures the necessary information flows between the Board and Committees, and between senior management and Non-Executive Directors, in a timely manner;
- Supports the Chair in ensuring the Board functions efficiently and effectively, and assists the Chair with organising Director induction and training programmes;
- Provides advice and keeps the Board updated on all corporate governance developments; and
- Is a member of the Executive Committee.

Group Chief Executive

Margherita Della Valle
- Provides leadership of the Company, including representing the Company to customers, suppliers, governments, shareholders, financial institutions, employees, the media, the community and the public, and enhances the Group's reputation;
- Leads the Executive Directors and senior management team in running the Group's business, including chairing the Executive Committee;
- Develops and implements Group objectives and strategy having regard to shareholders and other stakeholders;
- Recommends remuneration, terms of employment and succession planning for the senior executive team;
- Manages the Group's risk profile and ensures appropriate internal controls are in place;
- Ensures compliance with legal, regulatory, corporate governance, social, ethical and environmental requirements and best practice; and
- Ensures there are effective processes for engaging with, communicating with, and listening to, employees and others working for the Company.

Chief Financial Officer

Luka Mucic
- Supports the Chief Executive in developing and implementing the Group strategy;
- Leads the global finance function and develops key finance talent;
- Ensures effective financial reporting, processes and controls are in place;
- Recommends the annual budget and long-term strategic and financial plan;
- Oversees Vodafone's relationships with the investment community; and
- Leads on supply chain management, including the Vodafone Procurement Company.

 **Click to read more about the Board's role and responsibilities, matters reserved and the terms of reference for each Board Committee: vodafone.com/board**

 **Read more about our Board Committees, together with details of their activities, on pages 86-118**

Governance (continued)

Our Board

Our business is led by our Board of Directors.
Biographical details of the Directors as at 14 May 2024 are provided below.

 Click to find full biographical information for the Directors:
vodafone.com/board

External appointments listed are only those required to be disclosed pursuant to Listing Rule 9.6.

Jean-François van Boxmeer N E
Chair – Independent on appointment
Tenure: 3 years
Career and experience:
Jean-François was the Chief Executive of Heineken for 15 years, having been with the company for 36 years. Jean-François held a number of senior roles in Africa and Europe before joining Heineken's Executive Board in 2001 with worldwide responsibility for supply chain and technical services, as well as regional responsibility for the operating businesses in North-West Europe, Central and Eastern Europe and Sub-Saharan Africa.

Skills and attributes which support strategy and long-term success:
— Extensive international experience in driving growth through both business-to-business and business-to-consumer business models, both of which are integral components of the Company's strategy and long-term success.
— Exposure to overseeing the management of complex and far-reaching transformational projects, including specific hands-on experience of the countries in which the Company operates.
— Skilled communicator with a strong track record of developing stakeholder relations and overseeing governance in the context of a large global organisation, which, in his capacity as Chair of the Board, continues to be of great value to the Company.

External appointments:
— Heineken Holding N.V., non-executive director

Margherita Della Valle
Group Chief Executive – Executive Director
Tenure: 1 year (as Group Chief Executive)
Career and experience:
In addition to her role as Group Chief Financial Officer which she held since 2018, Margherita Della Valle was initially appointed Group Chief Executive on an interim basis, effective 1 January 2023. On 27 April 2023, we announced the permanent appointment of Margherita as Group Chief Executive with immediate effect. Margherita continued to serve as Group Chief Financial Officer until Luka Mucic was appointed on 1 September 2023. Margherita's previous roles within Vodafone were Deputy Chief Financial Officer from 2015 to 2018, Group Financial Controller, Chief Financial Officer for Vodafone's European region and Chief Financial Officer for Vodafone Italy. She joined Omnitel Pronto Italia — which later became Vodafone Italy — in 1994 and held key senior positions in consumer, marketing, business analytics and customer base management before moving to finance. After moving to a Group finance position in 2007, Margherita established a number of shared operations functions, which now employ over 31,700 people and provides a portfolio of services spanning IT operations, customer care, supply chain management, human resources and finance operations to 28 partners in other markets.

Skills and attributes which support strategy and long-term success:
— Strong commercial and operational leadership with expert knowledge of the global telecommunications landscape after close to three decades of direct industry experience.
— Considerable corporate finance and accounting experience, translating into expert knowledge of capital allocation, operational efficiency and investment appraisal.
— After almost 30 years at Vodafone, Margherita has a strong personal affiliation and understanding of the Company's culture and values, which help her represent the Company to all stakeholders and develop and implement the strategy.
— Proven record of developing the next generation of talent, including senior leadership within Vodafone and more broadly through her founding of NXT GEN Women in Finance, an initiative where European Chief Financial Officers identify, mentor and promote rising female stars in finance.

External appointments:
— Reckitt Benckiser Group plc, non-executive director and member of the audit committee

Luka Mucic
Group Chief Financial Officer – Executive Director
Tenure: <1 year
Career and experience:
Luka was appointed Group Chief Financial Officer and a member of the Vodafone Group Plc Board on 1 September 2023. Previously Luka was the Chief Operating Officer of SAP SE from 2014-2017 and its Chief Financial Officer from 2014 until 31 March 2023. During these roles, he was responsible for SAP's groupwide finance, legal, data protection, procurement, audit, risk management, security, IT, and process management functions. Luka began his career at SAP in 1996 and has held a series of management positions within the global finance and administration division. He assumed responsibility for M&A projects, as well as for the global risk management function of SAP and the legal department of SAP Markets Europe. After serving as CFO of SAP's DACH region (comprising Germany, Austria and Switzerland) from 2008 to 2012, he became Head of Global Finance and a member of SAP's Global Managing Board in 2013. Luka also oversaw SAP's sustainability efforts and was responsible for SAP's Taulia and SAP Signavio business units.

Skills and attributes which support strategy and long-term success:
— Strong commercial and operational leadership with expert knowledge of the global finance landscape.
— A background in finance, legal, audit, risk management and IT allow Luka to be a balanced and highly knowledgeable Executive Director in technical Board discussions.

External appointments:
— Heidelberg Materials AG, supervisory board member

Stephen A. Carter CBE N T
Non-Executive Director
Tenure: 1 year
Career and experience:
Since becoming Group CEO of Informa plc in 2013, Stephen has led Informa plc through a transformation into an international leader in B2B events, digital services and academic markets. Prior to Informa, Stephen was President and Managing Director at Alcatel-Lucent, where he played a key role in restructuring the business, and investing in next-generation mobile network equipment and product development delivery. Stephen also served a term as the founding CEO of Ofcom, the UK's telecommunication regulator, where he

Committee key

A Audit and Risk Committee
E ESG Committee
N Nominations and Governance Committee
R Remuneration Committee
T Technology Committee
● Solid background signifies Committee Chair

brought together five different regulatory authorities. After Ofcom, Stephen served as Chief of Strategy to the UK's Prime Minister, and then as a Minister of State for Communications, Technology & Broadcasting. Stephen later served as a non-executive director for the Department for Business, Energy and Industrial Strategy from 2016-2020.

Skills and attributes which support strategy and long-term success:
— Track record of value creation, with specific experience in the telecoms and media sectors.
— Experience in public policy, government affairs and regulatory engagement, which is invaluable in relation to the highly regulated environment within which the Company operates.

External appointments:
— Informa plc, group chief executive

Michel Demaré (A)(N)(R)
Non-Executive Director
Tenure: 6 years
Career and experience:
Michel began his career at Continental Bank SA, Belgium, before spending 18 years with The Dow Chemical Company in several finance and strategy responsibilities in Benelux, France, the US and Switzerland. He was Chief Financial Officer Europe for Baxter International from 2002 to 2005, and Chief Financial Officer at ABB Group from 2005 to 2013. He also served as Interim CEO of ABB during 2008. He was independent vice-chairman at UBS Group from 2009 to 2019, and vice-chairman/chairman of Syngenta AG from 2013 to 2017.

Skills and attributes which support strategy and long-term success:
— Proven multinational business leader with substantial international finance, strategy and M&A experience.
— Highly skilled in governance and corporate stewardship, which Michel brings both to the Board and to each of the Committees of the Company on which he sits.

External appointments:
— AstraZeneca plc, non-executive chair, chair of the nomination and governance committee and member of the remuneration committee

Hatem Dowidar (N)
Non-Executive Director
Tenure: <1 year
Career and experience:
Hatem was appointed a Non-Executive Director and a member of the Vodafone Group Plc Board on 19 February 2024. Hatem brings 30 years of experience in multinational companies and more than 24 years of these within the telecommunications industry across various leadership positions. Hatem initially began his career in AEG/Deutsche Aerospace (Daimler Benz Group) in Egypt, before moving into marketing at Procter & Gamble, where he held several managerial roles. Prior to joining e& Group in September 2015, initially as Group Chief Operating Officer before being appointed Group Chief Executive Officer, Hatem held various leadership positions at Vodafone including Group Chief of Staff, Group Core Services Director, CEO of Vodafone Egypt and CEO of Partner Markets.

Skills and attributes which support strategy and long-term success:
— Highly skilled strategist and visionary, with experience leading several ground-breaking strategic programmes.
— Extensive corporate governance experience through representation as chair and board member on several corporate boards within and outside the telecommunications industry.

External appointments:
— Etihad Etisalat Company (Mobily), non-executive director[1]
— Maroc Telecom, non-executive director[1]
— BlackRock Frontiers Investment Trust Plc, non-executive director

Note:
1. Please note these external appointments are part of the e& Group.

Delphine Ernotte Cunci (R)(T)
Non-Executive Director and Workforce Engagement Lead
Tenure: 1 year
Career and experience:
Since 2015, Delphine has been President of France Télévisions, the French national public television broadcaster. Her mandate was extended in 2020, the first time this has happened to an incumbent President. Prior to that, Delphine spent 26 years at Orange S.A., where she became Deputy CEO in 2010 and led the successful turnaround of Orange France.

Skills and attributes which support strategy and long-term success:
— Considerable experience in the telecoms sector and, more recently, in media and technology, which enhances Board understanding of trends relevant to the Company's operations and the wider European regulatory environment.
— Delphine's engineering background and distinguished career at Orange provide relevant knowledge and experience to the Board's evaluation of specific opportunities within the telecoms and connectivity space.

Deborah Kerr (A)(T)
Non-Executive Director
Tenure: 2 years
Career and experience:
Deborah is Managing Director at Warburg Pincus, where she serves as Co-head of Value Creation. Deborah has previously held senior executive roles and non-executive appointments across a range of sectors, including senior executive roles at Sabre, the travel technology company, Fair Isaac Corp, the data analytics business, and Hewlett-Packard Company, where she was Chief Technology Officer for HP's Enterprise Services operations. Deborah was a non-executive director of EXLservice Holdings Inc, the business process solutions company, and Chico's FAS, Inc. Deborah has also held non-executive roles at International Airline Group, the airline conglomerate, DH Corporation, a global fintech solutions and service provider, and Mitchell International Inc, a privately owned global technology business.

Skills and attributes which support strategy and long-term success:
— A wealth of technological expertise, including an understanding of complex digital transformations, which continues to be central to the next phase of the Company's growth.
— Detailed knowledge of the technology market, which, in the context of her role as a member of the Audit and Risk Committee, affords insights into the risk profile of the Company as well as the sectors and markets within which it operates.

External appointments:
— NetApp, INC, non-executive director and member of the audit committee

---

Committee key

 **A** Audit and Risk Committee    **E** ESG Committee    **N** Nominations and Governance Committee    **R** Remuneration Committee    **T** Technology Committee    Solid background signifies Committee Chair

Governance (continued)

Maria Amparo Moraleda Martinez Ⓡ Ⓔ

Non-Executive Director
Tenure: 6 years
Career and experience:
Amparo joined IBM in 1988 and spent more than 20 years with the company, becoming President of IBM Southern Europe in 2005. In 2009, Amparo joined Iberdrola S.A. where she was Chief Operating Officer of the International Division until 2012. Amparo is a member of the Royal Academy of Economic and Financial Sciences and was inducted into the Women in Technology International Hall of Fame in 2005.

Skills and attributes which support strategy and long-term success:
— A background in engineering, IT and technology equip Amparo with significant experience and the ability to provide valuable contributions during technical Board discussions.
— Corporate social responsibility experience and her experience as a champion of inclusion and diversity are significant assets in the context of her role as Chair of the Company's ESG Committee.

External appointments:
— Airbus Group, senior independent director, chair of remuneration, nominations and governance committee and member of ethics, compliance & sustainability committee
— CaixaBank, non-executive director and chair of appointments and sustainability committee
— A.P. Moller-Maersk, non-executive director, chair of the ESG committee and member of the audit committee

David Nish Ⓐ Ⓝ

Non-Executive Director and Senior Independent Director
Tenure: 8 years
Career and experience:
David was Group Finance Director of Scottish Power Plc from 1999 to 2005 having joined the company as Deputy Finance Director in 1997. Additionally, he was the Chief Executive Officer of Standard Life Plc from January 2010 to September 2015 having joined the company as Group Finance Director in November 2006. David was also a former Partner at Price Waterhouse, where he began his career as a trainee. Previous non-executive positions held by David include boards of HSBC Holdings Plc, London Stock Exchange Group Plc, Zurich Insurance Group Ltd, UK Green Investment Bank plc, Northern Foods Plc, Thus Plc, HDFC Life (India) and Royal Scottish National Orchestra. He was Deputy Chairman of the Association of British Insurers. He was also formerly a member of the City UK Board Advisory Committee and the Financial Services Advisory Board of the Scottish Government.

Skills and attributes which support strategy and long-term success:
— Wide-ranging operational and strategic experience as a senior leader and a deep understanding of financial and capital markets.
— Significant finance experience, bringing strong direction as the Chair of the Audit and Risk Committee through a focus on the risk and control environment and Group resilience.

Christine Ramon Ⓐ Ⓔ

Non-Executive Director and Workforce Engagement Lead
Tenure: 1 year
Career and experience:
Christine was previously Chief Financial Officer and executive director of AngloGold Ashanti Ltd, a global gold mining company. Prior to AngloGold Ashanti, she was Chief Financial Officer of Sasol Ltd, a South African energy and chemicals company. Christine was also a former Chief Executive Officer at Johnnic Holdings Ltd, an investment holding company with interests in media, entertainment and telecommunications, prior to joining Sasol. Additionally, she has worked at Pepsi as a Financial Controller. Christine has held non-executive director roles at the International Federation of Accountants, the global organisation for the accountancy profession, MTN Group Ltd, a South African telecommunications company, Lafarge S.A., a cement company, and Transnet SOC Ltd, a South African rail, port and pipeline company.

Skills and attributes which support strategy and long-term success:
— Considerable experience of African markets, which aids the Company with its ambition to be a best-in-class telecommunications company in both Europe and Africa.
— Up-to-date investor relations experience and strong ambassadorial skills developed through a distinguished executive career to date.
— Highly experienced corporate finance executive with extensive board expertise, which supplements the Board's existing financial, commercial and strategic expertise.

External appointments:
— Clicks Group Limited, non-executive director, member of the remuneration & nominations committee and member of the audit & risk committee
— Discovery Limited, non-executive director, member of the audit committee and social and ethics committee, member of the remuneration committee and member of the treating the customers fairly sub-committee

Simon Segars Ⓔ Ⓣ

Non-Executive Director
Tenure: 1 year
Career and experience:
Simon was previously the CEO of Arm Ltd., the global leader in the development of semiconductor intellectual property. He successfully led the business from 2013 to 2022 and generated significant value for investors during his tenure. During 2017 to 2021, Simon was also a Board member of the SoftBank Group. Prior to joining Arm in 1991, he was an engineer at Standard Telephones and Cables.

Skills and attributes which support strategy and long-term success:
— Possesses significant understanding of technology trends and how these are reshaping industry landscapes, which are important in charting the Company's long-term strategic direction.
— Proven history of business transformation and corporate strategy in dynamic and swiftly evolving commercial environments.

External appointments:
— Dolby Laboratories, Inc., non-executive director



Click or scan to watch our Non-Executive Directors explain their role:
investors.vodafone.com/videos

Committee key

Ⓐ Audit and Risk Committee

Ⓔ ESG Committee

Ⓝ Nominations and Governance Committee

Ⓡ Remuneration Committee

Ⓣ Technology Committee

⬤ Solid background signifies Committee Chair

Our Executive Committee

Biographical details of the Executive Committee, as at 14 May 2024 are provided below.

Margherita Della Valle (BD)
Group Chief Executive

Read more about the Group Chief Executive on page 76

Luka Mucic (RC)(CD) (AI)(SB)(BD)(DC)
Group Chief Financial Officer

Read more about the Group Chief Financial Officer on page 76

Aldo Bisio (AI) (SB) (BD)
Chief Commercial Officer and CEO Vodafone Italy

Aldo was appointed Group Chief Commercial Officer in January 2023. He was appointed Chief Executive Officer of Vodafone Italia in January 2014 and joined the Executive Committee in October 2015. Aldo is responsible for driving the Group's commercial and brand strategy through CX Excellence and the delivery of new digital services for the consumer segment. As CEO of Italy, he is responsible for steering local commercial strategy and driving operational excellence. Prior to joining Vodafone, Aldo held the position of Group Managing Director of Ariston Thermo Group from 2008 and he was then named Group Chief Executive Officer in 2010. Being part of McKinsey & Co previously, he held different positions in strategic consultancy focusing on the telecommunications and media industries.

Maaike de Bie (DC) (AI) (RC) (CD) (ER)
Group General Counsel and Company Secretary

Maaike de Bie was appointed Group General Counsel and Company Secretary on 1 March 2023 and has responsibility for the Group legal, compliance, risk and company secretariat functions as well as advising the Board on all aspects relating to corporate governance. She previously served as General Counsel and Company Secretary of easyJet plc and before that as General Counsel of Royal Mail plc. An experienced international lawyer, Maaike is dual-qualified in both the US and UK, with over 30 years of experience. Maaike is currently a Board Member of General Counsel for Diversity & Inclusion (GCD&I). She is also a Trustee of Blueprint for Better Business, which is an independent charity that helps businesses to be inspired and guided by a purpose that respects people and contributes to a better society.

Ahmed Essam (SB) (BD)
Executive Chairman Vodafone Germany and CEO European Markets

Ahmed was appointed Executive Chairman Vodafone Germany and CEO European markets on 1 April 2024, and has been a member of the Executive Committee since 2016. Ahmed has over 20 years of experience in the fields of telecommunications, strategy, financial planning, commercial management and general management. Ahmed joined Vodafone in 1999 and earlier roles include Customer Care Director and Consumer Business Unit Director, Group Management Director for Vodafone's Africa, Middle East and Asia-Pacific region, and a number of senior roles within Vodafone's Group Commercial functions. Ahmed has been Group Chief Commercial Operations and Strategy Officer, CEO Europe Cluster and CEO Vodafone UK.

Shameel Joosub
CEO Vodacom Group

Shameel joined Vodafone in 1994 and currently serves as Chief Executive Officer at Vodacom Group Limited, a position he has held since 2012. He has extensive telco experience having operated at a senior level in various companies across the group for the last 23 years, including Managing Director at Vodacom South Africa and Chief Executive Officer at Vodafone Spain. Shameel holds board positions at Vodacom Group Ltd, Safaricom Plc and Vodafone Egypt Telecommunications S.A.E. He also sits on the board of Business Leadership South Africa. He was appointed to the Executive Committee in April 2020, and is responsible for the overall strategic direction and performance of all its African operations, comprising eight markets.

Scott Petty (NS) (AI) (ER) (SB) (BD)
Vodafone Group Chief Technology Officer (CTO)

Scott joined Vodafone in 2009 and has held positions in Vodafone Business Product Management and Technology before becoming UK CTO in 2017. He has been the Chief Digital & Information Officer since April 2021 as part of a newly created integrated European-wide Technology team to drive the transformation to achieve Vodafone's ambition to become a Next Generation Telco. Previously, Scott held a number of Executive roles at Dimension Data, as Group Executive – Services, Chief Operating Officer – Australia and as Chief Information Officer – Australia. Scott joined the Executive Committee in January 2023.

Joakim Reiter (ER) (RC) (CD)
Chief External and Corporate Affairs Officer

Joakim, an Executive Committee member since August 2017, is Vodafone's Chief External and Corporate Affairs Officer, responsible for public relations and corporate affairs, including policy and regulation, communications, security, sustainability and charitable activities. He currently sits on the Board of the Swedish Space Corporation. Before joining Vodafone, Joakim served as Assistant Secretary-General of the United Nations and has also been Ambassador to the World Trade Organisation, served as a Swedish senior diplomat to the EU, a trade negotiator in the European Commission, and has had a longstanding career in the Swedish Foreign Service.

Alberto Ripepi (SB)
Group Chief Network Officer (CNO)

Since joining Vodafone in 2001, Alberto has held various roles in technology including CTO of Italy, CTO of Europe and Operational Director for Group Technology. Alberto joined the Executive Committee in January 2023 and is responsible for strategy, architecture and design and for operating the Vodafone network in Europe.

Serpil Timuray (ER)
CEO Vodafone Investments

Serpil Timuray was appointed as CEO Vodafone Investments in April 2024, responsible for Joint Ventures, Partner Markets, and new telco partnerships. Her prior roles at the Group Executive Committee were CEO Europe Cluster, Group Chief Commercial Operations and Strategy Officer, and Regional CEO AMAP. She joined Vodafone in January 2009 as CEO Turkey. Formerly, she worked at Danone Plc for 10 years latterly as CEO Turkey. She began her career in 1991 at Procter & Gamble where she held marketing roles for 8 years latterly as an Executive Committee member in Turkey. Serpil is an Independent Non-Executive Director at British American Tobacco Plc, the Chairperson of VodafoneZiggo and a Non-Executive Director at TPG Telecom.

Leanne Wood (SB) (AI) (RC)
Chief Human Resources Officer

Leanne joined Vodafone as Chief Human Resources Officer and as a member of the Executive Committee on 1 April 2019. She is responsible for leading Vodafone's people and organisation strategy, which includes developing strong talent and leadership, effective organisations, strategic capabilities and an engaging culture and work environment. Previously Leanne was the Chief People, Strategy and Corporate Affairs Officer for Burberry plc from 2015. Leanne is a Non-Executive Director and member of the Audit, Corporate Responsibility and Nomination and Remuneration Committees at Compass Group plc.

With effect from 1 April 2024, Marcel de Groot was appointed CEO Vodafone Germany and Max Taylor was appointed CEO Vodafone UK. They are not members of the Executive Committee and report to Ahmed Essam. With effect from 1 July 2024, Marika Auramo will join our Executive Committee as CEO of Vodafone Business.

Committee key

(DC) Disclosure Committee	(RC) Risk and Compliance Committee	(ER) ESG and Reputation Steering Committee	(AI) AI Governance Board
(CD) Capital Decision Board	(BD) Business Decision Board	(NS) National Security Committee	Solid background signifies Committee Chair

(SB) Simplicity Board

Governance (continued)

Our Company purpose, values and culture

Purpose

Our purpose is to connect for a better future. We aim to create a digital society where everyone can thrive. The digital society that we help to enable makes communities more prosperous and resilient. However, we must seek to ensure that everyone is included, and that progress does not come at the cost of the planet. This is why we place Empowering People, Protecting the Planet, and Maintaining Trust at the heart of our business, guiding everything we do. Our purpose is championed by our Board, which is collectively responsible for the oversight and long-term success of the Company. It is aligned with our culture and our strategy, placed at the forefront of our decision making and strategy development, and the Board considers how the initiatives progressed by management throughout the year have advanced our purpose. Board oversight ensures that continued product development realises our ambition to connect for a better future.

Read more about our purpose on pages 34-56

Strategy

The Board monitors the Company's progress against established strategic objectives and its performance against competitors. Board meetings are planned with reference to the Company's strategic priorities and meeting agendas are constructed to deliver information at appropriate junctures and from a broad range of senior leaders, to enable the Board to effectively review and challenge.

Read more about Vodafone's roadmap on page 9

Governance

The Board ensures the highest standard of corporate governance is maintained by regularly reviewing developments in governance best practice and ensuring these are adopted by the Company.

During the year, the Board dedicated time to thoroughly evaluate its own effectiveness and that of each of the Directors individually, taking into account their independence, time commitment, preparation ahead of meetings, courage to challenge and whether they continue to contribute effectively. Consideration was also given to the arrangements in place to monitor conflicts of interest.

All Directors have access to the advice of the Company Secretary, who is responsible for advising the Board on all governance matters and ensuring the Board has access to the necessary policies, processes and resources to operate efficiently and effectively.

Read more about our governance structure and roles and responsibilities on pages 74-75

Values and culture

The Board has a critical role in setting the tone of our organisation and championing the behaviours we expect to see throughout the Group. The 'Spirit of Vodafone' aligns with our purpose and strategy, which ultimately leads to a more motivated and productive workforce. The Board has continued to influence and monitor culture throughout the year and received updates on 'Spirit of Vodafone' initiatives, including 'Spirit of Vodafone' Days, bi-annual Spirit Beat surveys, the global pulse survey and surveys shared with new hires and leavers.

The cultural climate in Vodafone is measured through a number of mechanisms including policy and compliance processes, internal audit, and formal and informal channels for employees to raise concerns. The latter includes our Spirit Beat survey and our whistleblowing programme, Speak Up, which is also available to the contractors and suppliers working with us. The Board is apprised of any material whistleblowing incidents.

Alongside these mechanisms, the Board remains committed to engagement with the workforce, and these opportunities continue to shape how the Board influences and understands the Company's culture.

Read more about Speak Up on page 44

Employee engagement

Given the geographical size and complexity of our business, we utilise several employee engagement methods and communication channels between the Board, the Executive Committee, and our workforce to enable meaningful engagement.

Examples of these initiatives include:

Workforce Engagement Lead attendance at employee forums
The Board received feedback from Delphine Ernotte Cunci and Christine Ramon, the appointed Workforce Engagement Leads, after their attendance at employee forums in Europe and Africa. It is evident from these meetings that employee delegates continue to appreciate the opportunity to speak directly to a Board member. Through these channels we understand that our people are engaged and interested in market mergers & acquisitions, the customer experience and opportunities for personal development and reskilling.

Workplace communications
'Workplace' is our internal digital platform that allows employees to start conversations and groups on topics of their choice. The Executive Committee and internal communications team regularly post on the platform to provide updates to our people. Employees are in turn able to post and directly respond with views and questions. Key highlights in the year are shown in the table below:

Post	Topic
Customer service improvements	Our customers
Discussion focus: The Vodafone Italy CEO made an announcement showcasing work that is being undertaken to improve our customer service experience. The post informed employees how processes are being simplified and customers supported with quicker callbacks from a focus on eliminating root causes.	
Grow with Vodafone	People development
Discussion focus: The Chief Human Resources Officer reiterated Vodafone's commitment to giving everyone opportunities to learn new skills, develop and progress by sharing the launch of a learning platform. Colleagues will be able to learn new and develop existing skills that are aligned to our priorities of Customers, Simplicity and Growth.	
2023 Global Heroes	People development
Discussion focus: The Group Chief Executive announced the winners of the Spirit of Vodafone Global Heroes Awards. These awards recognise and honour colleagues across Vodafone, who go above and beyond to serve and support our customers. From leveraging our connectivity to help those who need assistance, to putting our customers first through better service. These individuals and teams truly exemplify our goal as one Vodafone.	
Performance Acceleration Meetings	People development
Discussion focus: The Group Chief Executive provided an update on PAMs held in Germany, Italy, the UK, the EU Cluster and with _VOIS. These 'townhall' meetings focused on each markets progress of our action plans in relation to Customers, Simplicity, and Growth. The CEO highlighted a collective ambition to keep accelerating our transformation and the drive to do better to serve our customers and be a best-in-class telco in Europe and Africa as well as Europe's leading B2B platform.	
Financial results and Group performance	Our business strategy and performance
Discussion focus: Quarterly trading update videos on financial results and Group performance were published. These enhance employees' awareness of the financial and economic factors affecting the Group and the Company's performance.	

Employee listening
We have increased the opportunities for employees to share their experiences throughout their time at Vodafone. We proactively gather employees' perspectives through the new hire life cycle, measuring sentiment in the first week, month and 90 days. Exiting employees are requested to feedback 48 hours after logging their notice.

Board activities and principal decisions

Our Board is responsible for the overall leadership of the Group and, throughout the year, Board activities and discussion continued to focus on the Company's strategic priorities.

The Board oversees the Company's strategic direction and supports the executive management with its delivery of the strategy within a transparent governance framework. Alongside deep-dives on the strategic priorities and overall shape of the Group, the Board has considered topics including the business plan, financial performance, digital and technology, and governance. Further detail on these topics is set out below.

Key stakeholders are considered in the decision-making process in accordance with section 172 of the Companies Act 2006.

📄 **Read more about Vodafone's key stakeholders and how the Board has engaged with them during the year on pages 12-14**

Our strategic priorities

👥 Customers   ⚙️ Simplicity   📈 Growth

Customers   👥 📈

Our customers remained a key focus throughout FY24 as we began implementing the strategic transformation action plan communicated in last year's Annual Report.

📄 **Read more about our strategic transformation on pages 8-9**

Information about the evolving needs of customers is regularly provided to the Board by the Executive Committee members and senior leaders.

Customer action plan
The Board received an update on customer satisfaction and experience in markets across the Group in an interactive strategy session held in September 2023. Discussion focused on the issues faced by customers in each market and the implementation of seven key actions as part of the renewed customer action plan.

The Board visited the contact centre in Stoke-on-Trent in January 2024 to see the UK customer action plan in progress. The Board spent time with employees on the front line who have a deep understanding of customer needs and were informed of service improvements being made across all of our markets. The Board received an update on the CX transformation progress and joined the specialist care, business care, operations centre and digital centre divisions during their visit to delve more deeply into operational performance.

Vodafone Germany
The Board considered a proposed agreement with 1&1 Mobilfunk GmbH ('1&1') and, on 2 August 2023, we announced that a long-term national roaming partnership had been agreed. The agreement supports current and future mobile technologies and will deliver 5G mobile coverage to customers from the second half of calendar year 2024. The impact of inflation and evolution of technology were key considerations that have been reflected in the agreement.

The market in Germany was a deep-dive topic discussed by the Board during the year. The review considered key long-term transformative initiatives across the three strategic priorities: Customers, Simplicity and Growth.

Cost-of-living crisis
The Board was updated on the Company's cost-of-living initiative to ensure that consumers and small businesses continued to be supported.

Digital and technology   👥 ⚙️ 📈

Technology Committee
The Board approved the creation of a Technology Committee as a Committee of the Board on 10 May 2023. Subsequently, the Technology Committee has kept the Board updated on the development and implementation of the technology strategy. Focus was given to the Tech2025 vision, which aims to enable digital transformation to better serve our Customers, drive Simplicity and enable Growth.

📄 **Read more about the Technology Committee on page 95**

Strategic partnerships and artificial intelligence
The Board has considered the impact of artificial intelligence on different areas of the business.

On 13 November 2023, we announced plans to create a strategic partnership with Accenture to commercialise shared operations to accelerate growth, enhance customer service and drive significant efficiencies for our operating companies and partner markets. The partnership will utilise Accenture's world-class technology and transformation services such as digital solutions and platforms, and it's deep artificial intelligence expertise. The strategic partnership is subject to completion of definitive agreements.

On 16 January 2024, the Company announced a 10-year strategic partnership with Microsoft that aims to leverage our respective strengths to bring generative artificial intelligence, digital services and the cloud to more than 300 million businesses and consumers, transforming the customer experience. The five key areas of collaboration are generative artificial intelligence, scaling IoT, digital acceleration in Africa, enterprise growth and cloud transformation.

Financial performance and capital   👥 ⚙️

Financial performance
Throughout the year, the Board received regular updates on the financial performance of the Group from the CFO and management team. Trading performance and financial forecasts were reviewed against the backdrop of strategic transformation, rising energy prices and inflation pressures.

The Board reviewed the Group's performance versus the budget for last year. The budget for the coming year and long-range plan were approved.

During the year, the Board considered and approved the half-year and full-year results announcements, and the Annual Report and Accounts, following the recommendation of the Audit and Risk Committee.

Capital allocation review
On 15 March 2024, we announced that the Company had conducted a broad capital allocation review, considering the investment profile of the Group's strategy within its reshaped footprint. The review concluded that country-level capital intensity would be broadly maintained at existing levels, a robust balance sheet would be maintained with a new leverage policy, the ordinary dividend would be rebased to 4.5 eurocents per share from FY25 onwards, and there would be an opportunity for share buybacks following the completion of the sale of Vodafone Spain and Vodafone Italy.

Dividend
The decision to approve the dividend was supported by a robust assessment of the position, performance and viability of the business carried out by management. On 14 November 2023, we announced an interim dividend of 4.50 eurocents per share, which was paid on 2 February 2024. We have recommended a final dividend of 4.5 eurocents per share to be paid on 2 August 2024. This is consistent with dividends declared during FY23 and the expectations of our shareholders.

Governance (continued)

Investor relations
The Board received regular updates on market share information, share price performance and how we have engaged with institutional investors and analysts. Sentiment and feedback from investor roadshows and conferences was also provided during the year.

 **Read more about how the Board engaged with investors during the year on page 14**

US shelf registration
In July 2023, the Board approved the renewal of Vodafone's US shelf registration to enable the Company to issue bonds in the US public bond market.

Strategy and business developments

Shape of the Group
The Board spent a significant amount of time during FY24 discussing our strategic priorities and the shape and size of the Group to support these. In addition to the scheduled Board meetings, several adhoc meetings were held to consider strategic transactions. The Board also attended a strategy off-site session in Germany that focused on strategic evolution, execution of the strategic priorities and portfolio objectives.

UK

Board discussion focused on the strategic options available to the UK business. The proposed merger of Vodafone UK and Three UK provides the necessary scale to be able to accelerate the rollout of full 5G coverage, benefiting customers through competitively priced access to a reliable, high-quality, and secure 5G network throughout the UK. The transaction is great for customers, great for the country and great for competition.

Subject to regulatory and shareholder approvals, the transaction is expected to close around the end of 2024.

Key steps to date
– October 2022: we confirmed that discussions were taking place with CK Hutchison Holdings ('CK Hutchison') in relation to a possible combination of Vodafone UK and Three UK;
– June 2023: we announced that binding agreements had been entered into with CK Hutchison;
– December 2023: engagement with political and regulatory stakeholders continued; and
– January 2024: filing with the UK Competition and Markets Authority. As anticipated, in April 2024 the merger inquiry progressed to Phase 2.

Spain

The Board received regular updates on the transaction opportunities available to the business portfolio in Spain. In October 2023, we announced that the Board had taken the decision to enter into binding agreements with Zegona Communications plc ('Zegona') for the sale of Vodafone Holdings Europe, S.L.U. ('Vodafone Spain'). The sale of Vodafone Spain is a key step in right-sizing the Group's portfolio for growth and will enable us to focus our resources in markets with sustainable structures and sufficient local scale, improving the Group's competitiveness. The transaction is subject to regulatory clearance.

Key steps to date
– May 2023: the Board considered transaction opportunities across the Group;
– September 2023: the Board received an update on the structure of a proposed deal and discussed the options available; and
– October 2023: we announced that the Board had approved the request to enter into binding agreements with Zegona in relation to the full sale of Vodafone Spain.

Italy

Vodafone has engaged extensively with several parties to explore market consolidation in Italy, including through a merger or disposal. The Board is supportive of in-market consolidation and has discussed the merits and risks of each option presented at length. Following input, the options available were narrowed and in March 2023, we announced that a binding agreement had been entered into with Swisscom AG ('Swisscom') for the sale of Vodafone Italy. The sale supports the new strategic direction of the Group and is subject to regulatory clearance.

Key steps to date
– December 2023: we reiterated that Vodafone is supportive of in-market consolidation in countries where appropriate returns on invested capital are not being achieved and confirmed that options with several parties were being explored to achieve this in Italy;
– February 2024: we announced that Vodafone was in exclusive discussions with Swisscom regarding a potential sale of Vodafone Italy to Swisscom; and
– March 2024: we announced that a binding agreement had been entered into with Swisscom for the sale of Vodafone Italy. The sale is the third and final step in the reshaping of the Group's European operations. Subject to regulatory approval, the sale to Swisscom will create significant value and ensures the business maintains its leading position in Italy.

  

Section 172 considerations

In accordance with section 172 of the Companies Act, the Board, with support from external advisers where required, undertook an analysis as part of the decision-making process to consider stakeholder interests and whether each of the proposed transactions was in the best interests of the Company's members as a whole. The following factors were taken into consideration by the Board in its analysis and decision-making: terms and structure proposed; strategic and financial rationale; business plan and business case; valuation; due diligence findings; associated risks; regulatory, legal and governance considerations; the impact on employees and customers; and market perception. Following deliberation, the Board concluded that the proposed transactions were in the best interests of the Company, and aligned with our strategic priorities. The transactions in Spain and Italy will deliver €12 billion of upfront cash proceeds. As part our broader capital allocation review, the Company intends to return up to €2 billion to shareholders via buybacks following the completion of the sale of Vodafone Spain, with an opportunity for further share buybacks of up to €2 billion following the completion of the sale of Vodafone Italy.

e& strategic relationship

In May 2023, we announced that the Company had agreed a strategic relationship with e&. The strategic partnership enables collaboration across a broad range of growth areas as both parties can benefit from one another's operational scale and complementary geographical footprint. Under the terms of the Relationship Agreement, Hatem Dowidar, CEO of e&, joined the Board on 19 February 2024. The Board considered the potential impact the appointment could have on the dynamic of the Board.

 Read more on Hatem Dowidar's skills and experience on page 77

Vantage Towers

The Board was kept informed of updates regarding the Co-Control Partnership for Vantage Towers whereby Vodafone received further proceeds of €500 million from Global Infrastructure Partners and KKR (together the "Consortium") as result of the Consortium increasing their ownership in Oak Holdings GmbH to 40%.

Vodafone Germany

The performance of Vodafone Germany remained a key consideration for the Board this year. Discussion focused on strategy and ensuring that appropriate programmes and support were in place to deliver on the three-year transformation plan.

Group simplification

The Board has received regular updates on the simplification programme, including on the structural changes required to commercialise the global shared operations activities. The aim of the programme is to drive additional efficiency.

Risk

During the year, the Board, with the support of the Audit and Risk Committee, completed a review of the Company's risk appetite, principal and emerging risks, and how they are managed. The Audit and Risk Committee also undertook a number of deep dives on our principal risks during the year.

 Read more about our system of internal controls and risk management on page 93 and the Audit and Risk Committee deep dives on page 90

Our people

CFO succession

On 24 July 2023, the Company announced the appointment of Luka Mucic as Group Chief Financial Officer effective from 1 September 2023, following a rigorous internal and external search. In accordance with its terms of reference, the Nominations and Governance Committee led on the succession process.

 Read more about CFO succession in the Nominations and Governance Committee report on page 86

Culture

The Board considered the results of the employee Spirit Beat survey during the year. Feedback was positive and scores for Spirit, Engagement and Purpose had increased despite times of change, transformation and a challenging external environment.

 Read more about Spirit Beat on page 15

Employee voice

The Board received an update on the employee voice programme and noted that a variety of formats and channels had been used throughout the year to ensure employees across all of Vodafone's markets had the opportunity to express their thoughts and opinions. Feedback was positive and demonstrated that colleagues were engaged and interested in business strategy, mergers and acquisitions activity and opportunities for personal development.

 Read more about employee voice on page 17

Modern slavery

The Board monitors the Group's compliance with the requirements of the UK Modern Slavery Act 2015 and approved its Modern Slavery Statement in May.

 Click to read our Modern Slavery Statement: **vodafone.com/modern-slavery-statement**

Inclusion and diversity

The Board is kept updated on the progress of the diversity and inclusion initiatives to support key areas, including talent attraction, retention and development, allyship and education, and data.

 Read more about inclusion on pages 17-18

The Board diversity policy is reviewed on an annual basis.

 Read more about our Board diversity policy on pages 87-88

Other

The Board also spent time during the year considering the following matters:

- **Safety, health and wellbeing:** the Board received bi-annual updates covering health and safety performance, progress made against risks, our health and safety culture and governance, and progress on wellbeing activities, including mental health.

Read more about our renewed ambition for safety, health and wellbeing on pages 19-20

- **Brand and reputation of the Group:** the Board received an annual update on Vodafone's reputation, as measured by RepTrak. The Company's reputation remained stable and reflected the ongoing contribution of our social contract positioning, multi-country societal programmes and local corporate citizenship activities.

- **Internal controls and assessment of the viability statement:** the Board receives an update at least annually from the Audit and Risk Committee following its review of the effectiveness of the Group's system of internal controls, including risk management. Following recommendation from the Audit and Risk Committee, the Board approved the internal controls and viability statement disclosures for inclusion in the Annual Report.

- **Litigation:** the Board was kept updated on litigation and material legal risks that could impact our stakeholders and reputation.

The Board will continue to focus on the Group's strategic priorities for the year.

Governance (continued)

Board effectiveness and improving our performance

The Board recognises that it needs to continually monitor and improve its performance. Our annual performance evaluation provides the opportunity for the Board and its Committees to consider and reflect on the effectiveness of its activities, the quality of its decision-making and the contribution made by each Board member.

Process undertaken for our Board evaluation

In accordance with the UK Corporate Governance Code 2018, an annual evaluation of the Board was conducted to consider its composition, diversity and how effectively members work together to achieve objectives. In FY24, the Board evaluation was conducted internally, bringing Vodafone back into the typical three-year evaluation cycle.

FY22	FY23	**FY24**	FY25
Externally led evaluation by Raymond Dinkin of Consilium Limited ('Consilium'), an independent board review firm.	Internally led evaluation	**Internally led evaluation**	Expected to be an independent externally led evaluation

Evaluation process

The internal evaluation was led by the Chair and supported by the Group General Counsel and Company Secretary. The objectives of the review were to provide an assessment of:

— Vodafone Group's Board effectiveness and governance;
— The effectiveness of Vodafone Group's Committees; and
— The effectiveness of Directors individually, taking into account their preparation ahead of meetings, time commitment, independence and courage to challenge.

The structure of the evaluation was agreed to take a hybrid format, comprising self-assessment questionnaires for the Directors and one-on-one conversational meetings with the Chair. In a change from prior years, response was also sought from the Group General Counsel and Company Secretary to enable greater scrutiny and provide an additional review for consideration and reflection.

With strong regard to the provisions and principles outlined in the UK Corporate Governance Code 2018 and matters of specific importance to Vodafone, a tailored Board questionnaire consisting of 27 questions was compiled to gather and distil feedback on the following topics:

— Effectiveness;
— Skills, composition and diversity;
— Leadership (the appraisal of the Chair, led by the Senior Independent Director, was included here);
— Fundamentals of administration and process; and
— Board Committees.

Conversely, the one-on-one meetings between Directors and the Chair took a less structured form to enable Directors to lead on the topics of conversation and raise specific items and comments organically.

The Directors' responses were collated and a paper summarising the findings was presented to the Nominations and Governance Committee and the Board at their January 2024 meetings.

Board evaluation findings

The Board discussed the findings from the evaluation and was encouraged by the strengths identified. In particular, the Board agreed that:

Effectiveness	The Board is very effective in working together as a cohesive unit and continues to improve following the changes made during FY24. Board members are very collaborative, respectful and flexible when urgent ad-hoc matters arise.
	Key strengths of the Board were highlighted as being:
	— Collaborative, effective and well prepared.
	— An active, open and engaged Chair.
	— The ability to act promptly and decisively, as demonstrated through the CEO change.
	— Alignment between the Directors on strategy and tactics.
	— Its composition with highly relevant sector expertise to advise and provide management oversight.
	Directors were asked to share their thoughts and considerations of the appointment process of the Chief Financial Officer to assist in evaluating the Board's effectiveness. The comments reflected a very positive experience, underscoring the effectiveness of the Board's action and processes:
	— "A very focused and effective process balancing input and clear direction- with a good outcome."
	— "Good engagement and challenge... ended in the right place."
	— "Transparent and effective."
	— "Conducted very thoughtfully."
	— "Completed at appropriate speed and an excellent candidate was appointed."

Skills, composition, and diversity	The Board has the appropriate diversity, experience and knowledge, skills and expertise, and time to be as effective as possible in the context of developing and delivering the strategy, and addressing the challenges and opportunities, and the principal risks facing the Company. Recent changes in composition have bolstered the Board, demonstrating that diversity and knowledge were clearly considered when changes were reviewed and agreed. The formation of the Technology Committee has been a positive step for the Board and the Company.
Leadership	The Board has highly effective leadership with a Chair who is successful in gathering inputs and ensuring the Board has sufficient time for robust debate and discussion. The Chair is an excellent facilitator, who encourages views from all members, with no suppression of contrarian views, which enables meaningful participation.
Fundamentals of administration and process	Board meetings are of the right frequency and length. Board materials provided allow the Board to effectively carry out its responsibilities and provide for the desired level of review and discussion.

The Board also identified and agreed key areas of improvement and focus for FY25:

Board	Operational excellence: continue to prioritise the time spent on the key strategic pillars of Customers, Simplicity and Growth.
	Workforce engagement and culture: strengthen the structure and engagement plan with greater insight fed back to the Board.
	Focus on the successful integration of the new e& representative as a Director to ensure the effective functioning of the Board continues.
	Continued focus on succession planning at Board and Senior Managment level.

Progress against the areas identified for focus following the FY23 internal evaluation are shared below:

Areas identified for improvement	Progress
Leadership: succession planning, including securing and onboarding an outstanding Chief Financial Officer	In July 2023, the appointment of Luka Mucic from 1 September 2023 as the Chief Financial Officer was announced. The Nominations and Governance Committee and the Board have also considered succession planning in a number of meetings.
Operational performance: prioritising time spent on the key strategic priorities of Customers, Simplicity and Growth	The Board spent a full day in September 2023 focusing on the three strategic priorities and the initiatives supporting them. Additional sessions and updates on these initiatives featured in the remaining FY24 Board meetings including a deep dive into the satellite strategy and an update on deep detractor reductions.
Technology: increasing the Board's focus on technology strategy and capital allocation	In May 2023, the Board approved the establishment of the Technology Committee. The Committee met three times in FY24 and focused on the current technology strategy including deep dives and the budgeting process for FY25.

Individual evaluation

Specific questions enabling a formal and rigorous annual evaluation of individual Directors' performance were included within the self-assessment questionnaire. Each individual Director's effectiveness of contribution was rated, asking the respondent to take into account preparation ahead of meetings, time commitment, independence and courage to challenge. The results proved very favourable, concluding that each Director continues to make a valuable contribution to Board meetings and to the meetings of the Committees on which they sit, as well as supporting the view that the Directors work effectively together to contribute to the Company's long-term success.

Board Committees

Each of the Board's Committees were evaluated as part of the broader evaluation process under the final section of the self-assessment questionnaire. Questions covered the logistics, performance and effectiveness of Committees and their respective Chairs. The conclusions of this review were positive, with Committee members agreeing that the Committees were functioning effectively, with their respective Chairs encouraging open communication and meaningful participation. Key strengths of the Committees were highlighted, as were areas for improvement.

Governance (continued)

Nominations and Governance Committee

The Nominations and Governance Committee (the 'Committee') continues to monitor the composition, structure and size of the Board and its Committees to ensure that there is an appropriate balance of skills, knowledge, experience and diversity so that responsibilities can be discharged effectively. The Committee oversees all matters relating to corporate governance and succession planning and makes recommendations to the Board as appropriate.

Chair
Jean-François van Boxmeer

Members
Stephen A. Carter CBE
Michel Demaré
Hatem Dowidar (appointed as a member on 19 February 2024)
David Nish (appointed as a member on 25 July 2023)

With the exception of Hatem Dowidar, the Committee is comprised of independent Non-Executive Directors. The Committee had four scheduled meetings during the year and additional ad hoc meetings as required. The attendance at Committee meetings can be found on page 70.

Letter from Committee Chair

On behalf of the Board, I am pleased to present the Nominations and Governance Committee Report for the year ended 31 March 2024.

Group Chief Financial Officer – Luka Mucic
Last year we reported that a key focus for the Committee was to appoint a Group Chief Financial Officer following our announcement that Margherita Della Valle had been appointed permanent Group Chief Executive Officer. The Committee formulated a detailed specification, taking into consideration the experience, technical knowledge and leadership characteristics required for the position of Group Chief Financial Officer. An internal review process was undertaken and Egon Zehnder, an independent external search firm, was also appointed to support the Committee with the search for suitable candidates. A list of potential candidates was provided to the Committee for their further consideration. Following interviews and further testing of the candidates' credentials, the Committee made a recommendation to the Board in July 2023. The Board approved the recommendation to appoint Luka Mucic as Group Chief Financial Officer with effect from 1 September 2023. Luka also joined the Executive Committee with effect from the same date and he chairs the Risk and Compliance Committee and the Capital Decision Board, which are sub-committees of the Executive Committee.

Luka has a strong track record of international leadership, corporate repositioning and value creation, and we are pleased to welcome him to the Board as the Group undertakes its strategic transformation. Luka's appointment to the Board will be subject to shareholder approval at the 2024 AGM.


Read more on Luka's background on page 76 and onboarding on page 88

Board composition and succession planning
The Committee reviews the composition of the Board and its Committees, evaluating the balance of skills, experience, independence, knowledge and diversity requirements. It also monitors the length of tenure and skills of the Non-Executive Directors to assist with succession planning.

During the year, Sir Crispin Davis, Dame Clara Furse and Valerie Gooding stepped down as Non-Executive Directors following the conclusion of the 2023 AGM. With effect from the same date, David Nish was appointed Senior Independent Director, Amparo Moraleda was appointed Remuneration Committee Chair and Delphine Ernotte Cunci and Christine Ramon were appointed Workforce Engagement Leads.


Click or scan to watch our Non-Executive Directors explain their role: **investors.vodafone.com/videos**

Following receipt of the necessary regulatory approvals, Hatem Dowidar, the CEO of e&, Vodafone's largest shareholder, joined the Board as a Non-Executive Director and member of the Nominations and Governance Committee on 19 February 2024. Hatem brings to the Board extensive experience within the telecommunications industry and has held senior positions across a range of companies in the Middle East, Africa and Europe.

The Committee is confident that the Board currently has the necessary mix of skills and experience to contribute to the Company's strategic objectives.


Read more about the details of the length of tenure of each Director and a summary of the skills and experience of the Non-Executive Directors on pages 70 and 76-78

Executive Committee changes, succession planning and talent pipeline
The Committee receives regular updates on succession planning and changes to the membership of the Executive Committee. During the year, the Committee discussed succession plans for executives below Board level, focusing on the strength, depth and diversity of the talent pipeline. A deep-dive assessment of the key leadership roles was also undertaken to ensure alignment with the new business strategy and operating model.

With effect from 1 April 2024, we made a number of changes to our Executive Committee. Ahmed Essam was appointed Executive Chairman Vodafone Germany and CEO European Markets. Serpil Timuray was appointed CEO Vodafone Investments, taking on responsibility for our investments. Philippe Rogge stood down from his role as CEO Vodafone Germany and as a member of the Group Executive Committee. Marcel de Groot was appointed CEO Vodafone Germany and Max Taylor was appointed CEO Vodafone UK. Both Marcel and Max report to Ahmed Essam and are not members of the Executive Committee.

On 16 April 2024, we announced that Marika Auramo had been appointed as CEO of Vodafone Business and a member of Vodafone's Executive Committee, with effect from 1 July 2024. Marika will take over from Giorgio Migliarina, who has successfully led Vodafone Business as interim CEO since Vinod Kumar's departure on 31 December 2023.

Governance
The Committee continues to review action taken to comply with the 2018 UK Corporate Governance Code (the 'Code') and other legal and regulatory obligations during the year. The Committee receives regular governance updates and is satisfied that Vodafone complied with the Code in full throughout the year.

Appointment process
When considering the recruitment of new Directors, the Committee adopts a formal and transparent procedure, which takes into account the skills, knowledge and level of experience required as well as social mobility factors and diversity. To begin the appointment process, the Company engages with an external search consultancy, which it provides with a search specification. The consultancy then proposes a list of individuals with a diverse range of backgrounds and characteristics. The shortlisted candidates are interviewed by Committee members and they meet with the Group Chief Executive, Chair and Chief Human Resources Officer. A recommendation is made to the Board on the chosen candidate. Once a candidate is selected, appointment terms are drafted and agreed with the selected candidate.

The Committee recognises that it is important for the Board to anticipate and prepare for the future and to ensure that the skills, experience, knowledge and perspectives of individuals reflect the ongoing needs of the Group. Focus has renewed on succession planning at Board level in anticipation of upcoming scheduled retirements in 2025.

Independence

In accordance with the Code, the independence of all the Non-Executive Directors was considered by the Committee. Following evaluation, with the exception of Hatem Dowidar, all Non-Executive Directors are considered independent, and they continue to make independent contributions and effectively challenge management.

All Non-Executive Directors have submitted themselves for election or re-election, as applicable, at the 2024 AGM.

The Executive Directors' service contracts and Non-Executive Directors' appointment letters are available for inspection at our registered office and at the 2024 Annual General Meeting.

Conflicts of interest

The Companies Act 2006 provides that directors have a duty to avoid a situation in which they have or may have a direct or indirect interest that conflicts or might conflict with the interests of the Company. This duty is in addition to the existing duty owed to the Company to disclose to the Board any interest in a transaction or arrangement under consideration by the Company.

Our Directors must report any changes to their commitments to the Board, immediately notify the Company of actual or potential conflicts or a change in circumstances relating to an existing authorisation, and complete an annual conflicts questionnaire. Any conflicts or potential conflicts identified are considered and, where appropriate, authorised by the Board in accordance with the Company's Articles of Association. A register of authorised conflicts is also reviewed periodically.

The Committee is comfortable that it has adequate measures in place to effectively identify, manage and mitigate any actual or potential conflicts of interest so as not to compromise or override independent judgement.

Time commitment

In accordance with the Code, the Committee actively reviews the time commitments of the Board. All Directors are engaged in providing their external commitments to establish that they have sufficient time to meet their Board responsibilities. The Committee is satisfied that the Board does meet this requirement and all Directors provide constructive challenge and strategic guidance and hold management to account.

Board evaluation

In accordance with the Code, Vodafone conducts an annual evaluation of Board and Board Committee performance, which every Director engages in and which is facilitated by an independent third party at least once every three years. In FY24, an internal evaluation of the performance of the Board and Committees took place led by the Chair, with support from the Group General Counsel and Company Secretary.

Read more about the outcome of this Board evaluation on pages 84-85

Roles and responsibilities

The terms of reference for the Nominations and Governance Committee set out the role and responsibilities of the Committee in further detail and are reviewed annually.

 Click to read the Committee's terms of reference:
vodafone.com/board-committees

Key areas of focus for FY25

- Board and Committee composition, tenure and succession; and
- Senior leadership succession and onboarding.

Jean-François van Boxmeer

On behalf of the Nominations and Governance Committee

14 May 2024

Diversity

The Board diversity policy reinforces the ongoing commitment of the Board to supporting diversity and inclusion in the boardroom, in all its forms including age, gender, ethnicity, sexual orientation, disability and socio-economic background. The Committee acknowledges the significant role diversity and inclusion has on the effective functioning of the Board and its Committees and believes a diverse Board brings a broader perspective, which enables it to be better equipped to understand the views of our stakeholders as well as our shareholders in the decision-making process.

The Board diversity policy is kept under review to ensure the objectives remain appropriate and sufficiently stretching. We also continue to monitor requirements set by the Financial Conduct Authority, FTSE Women Leaders Review, NASDAQ listing rules and Parker Review in terms of gender and ethnic diversity. Vodafone acknowledges that these targets are not just an end goal, but rather steps towards a drive for further progress.

Whilst the Board Diversity Policy specifically focuses on diversity at Board and Committee level, commitment to diversity at Vodafone extends beyond the Board to the Executive Committee, talent pipeline and global workforce. The Board supports management in their efforts to build a diverse organisation throughout the Group and is regularly apprised of progress on the key diversity areas of focus beyond the Board and Executive Committee. As at 31 March 2024, our Executive Committee has four positions held by women (33%) and 25% of the Executive Committee identifies as ethnically diverse. In the Senior Leadership Team, 37% of positions (from continuing operations) are held by women and 21% of the Senior Leadership Team (from continuing operations) identifies as ethnically diverse.

Read more on Senior Leadership Team diversity on page 19

Read more about our workforce inclusion programmes on pages 17-18

Diversity targets – progress update

Target	Progress
The Board aspires to meet and ultimately exceed the target for at least 40% of Board positions to be held by women.	As at 31 March 2024, 42% of our Board identified as women.
That at least one of the positions of Chair, CEO, CFO or Senior Independent Director is held by a woman.	As at 31 March 2024 our Group Chief Executive Officer position is held by a woman.
That at least one member of the Board is from a minority ethnic background.	As at 31 March 2024, we currently have two Board members from a minority background, and we continually aspire to increase diverse representation on our Board.

Board and executive management diversity

Prepared in accordance with UK Listing Rule 9.8.6R(10) as at 31 March 2024
Gender identity or sex[1]

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
Men	7	58%	3	8	67%
Women	5	42%	1	4	33%
Other categories	0	0%	0	0	0%
Not specified/prefer not to say	0	0%	0	0	0%

Governance (continued)

Ethnic background

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management	Percentage of executive management
White British or other White (including minority-white groups)	10	83.33%	4	9	75%
Mixed/Multiple Ethnic Groups	0	0%	0	0	0%
Asian/Asian British	1	8.33%	0	2	17%
Black/African/Caribbean/Black British	0	0%	0	0	0%
Other ethnic group, including Arab	1	8.33%	0	1	8%
Not specific/prefer not to say	0	0%	0	0	0%

Note:
1. The data reported is on the basis of gender identity.

Board diversity matrix

This has been prepared in accordance with the guidance issued by NASDAQ. More information can be found here: listingcenter.nasdaq.com

	As of 31 March 2024	As of 31 March 2023
Country of Principal Executive Offices	United Kingdom	United Kingdom
Foreign Private Issuer	Yes	Yes
Disclosure Prohibited Under Home Country Law	No	No
Total Number of Directors	12	13

Gender Identity

	Female	Male	Non-Binary	Did Not Disclose Gender	Female	Male	Non-Binary	Did Not Disclose Gender
Directors	5	7	0	0	7	6	0	0

Demographic Background

Underrepresented Individual in Home Country Jurisdiction	1	1
LGBTQ+	0	0
Did Not Disclose Demographic Background	0	1

The data contained in the tables on this page was collected as part of the annual declaration process, whereby the Board and the Executive Committee received declaration forms for self-completion. The declaration forms included, for all individuals whose data is being reported, the same questions relating to ethnicity, gender, sexual orientation and disability. The data is used for statistical reporting purposes and is provided with consent. The data in the above tables is as at 31 March 2024, and there have been no changes in the period between then and the date of this report.

Whilst we commit to diversity and inclusion in all its forms, all appointments are made on merit and objective criteria to ensure the appropriate mix of skills and experience on the Board, valuing the unique contribution that an individual will bring.

Director appointments and onboarding

Director appointments
Details of the appointments to the Board made during FY24 are described in the Nominations and Governance Committee Report on page 86.

Onboarding process
Upon appointment, each new Director receives a comprehensive and formal induction programmed tailored to their needs, experience and the requirements of the role. Consideration is also given to Committee appointments and the Group General Counsel and Company Secretary assists the Chair in designing and facilitating the individual programmes. Onboarding is crucial to ensuring that our Directors have a full understanding of all aspects of our business, including the Group's strategy, vision and values, to ensure they are able to contribute effectively to the Board. All Directors are also encouraged to attend site visits.

Luka Mucic received a bespoke induction which focused on his responsibilities as Group Chief Financial Officer. In addition to

meetings with external advisers and stakeholders, Luka met with internal stakeholders responsible for the key business operations within his reporting line. His induction covered a range of topics including strategy, finance, commercial, legal and governance. Luka also attended teach-in sessions with the networks and digital teams.

Upon joining the Board as Non-Executive Directors, Christine Ramon and Hatem Dowidar undertook a tailored onboarding programme covering a range of areas of the business including, strategy, finance, risk, and stakeholder matters. They also met with senior management from key business areas and functions, and received a briefing from our external advisers which included: Directors' duties; the Market Abuse Regulation; and listing and disclosure obligations. Prior to Hatem joining, Christine, alongside the Chair, attended a meeting with employees after the 2023 AGM in Newbury. She also met with employees during the Board site visit to the call centre in Stoke-on-Trent.

Upon appointment, all Directors receive a comprehensive induction pack which includes key background information on the Company, corporate governance guidance, and internal policies and codes.

Director development and training
As the external business environment in which the Group operates continues to evolve, it is crucial that our Directors' skills and knowledge are refreshed and updated regularly. The Chair has overall responsibility for ensuring that our Non-Executive Directors receive suitable ongoing training to enable each to remain an effective Board member. Individual training requirements are reviewed regularly and the Board is kept informed of training opportunities, including those offered by our external advisers.

In addition to individual tailored training, updates on corporate governance, legal and regulatory matters are also provided by way of briefing papers and presentations at Board meetings.

Audit and Risk Committee

The Committee oversees the governance of the Group's risk management system, financial reporting, the external audit process, internal control and related assurance processes. During the year, the Committee completed a series of deep dive reviews of principal key risks and additional reviews with a focus on strategic transformation and cyber security.

Chair and financial expert
David Nish

Members
Michel Demaré
Deborah Kerr
Christine Ramon

Key responsibilities
The responsibilities of the Committee are to:

– Monitor the integrity of the financial statements, including the review of significant financial reporting judgements;
– Monitor the Group's risk management system, review the principal risks and the management of those risks;
– Provide advice to the Board on whether the Annual Report is fair, balanced and understandable and on the appropriateness of the long-term viability statement;
– Review and monitor the external auditor's independence and objectivity and the effectiveness of the external audit;
– Review the system of internal financial control and compliance with section 404 of the US Sarbanes-Oxley Act;
– Review and provide advice to the Board on the approval of the Group's US Annual Report on Form 20-F; and
– Monitor the activities and review the effectiveness of the Internal Audit function.

 **Click to read the Committee's terms of reference:**
vodafone.com/board-committees

Letter from the Committee Chair
I am pleased to present our report as Chair of the Audit and Risk Committee. This report provides an overview of how the Committee operates, an insight into the Committee's activities during the year and its role in ensuring the integrity of the Group's published financial information and the effectiveness of its risk management, controls and related processes.

The Committee met five times during the year, which included a joint meeting with the ESG Committee. The attendance by members at Committee meetings can be seen on page 70. Each meeting agenda included a range of topics across the Committee's areas of responsibility:

– We undertook a programme of reviews across multiple business units, typically with a focus on the risk and control environment. This was performed with the CEO and CFO of the Other Europe markets cluster, the CEOs of Vodafone Germany, Vodafone UK, Vodafone Spain and Vodacom Group, the Chief Commercial Officer and CEO Vodafone Italy and the CFO of Vodafone Business;
– External cyber threats continue to be a principal risk for the Group. Accordingly, the Committee met with the Chief Technology Officer and Cyber Security, Technology Assurance and Strategy Director to review and challenge the cyber security strategy and undertook a deep dive review of this principal risk;

 **Read more about cyber security**
on pages 46 to 51

– We performed deep dive reviews on several other principal risks, including Supply chain disruption, Data management and privacy, Disintermediation and Adverse political and policy environment;
– At the September 2023 and March 2024 meetings, we considered the anticipated financial reporting matters impacting the half-year and year-end reporting. We also reviewed the half-year results announcement at our November meeting and this Annual Report and accompanying materials at our March and May meetings. Our work included reviews of the Strategic Report, goodwill impairment testing, taxation judgements, legal contingencies and the Company's work on going concern and the long-term viability statement.

The Committee recognises the importance of Environmental, Social and Governance ('ESG') topics and the evolving disclosure requirements in this area. During our joint meeting in May 2024, we challenged the disclosures included in this Annual Report and also the Group's ESG Addendum, which is available on our website.

Our external auditor, Ernst & Young ('EY'), provides robust challenge to management and its independent view to the Committee on specific financial reporting judgements and the control environment.

David Nish
On behalf of the Audit and Risk Committee

14 May 2024

Objective
The objective of the Committee is the provision of effective governance over the appropriateness of financial reporting of the Group, including the adequacy of related disclosures, the performance of both the Internal Audit function and the external auditor and oversight of the Group's systems of internal control, business risks and related compliance activities.

 **Click or scan to watch the Chair of the Audit and Risk Committee explain his role:**
investors.vodafone.com/videos

Committee governance
Committee meetings normally take place the day before Board meetings. The Committee Chair reports to the Board, as a separate agenda item, on the activity of the Committee and matters of particular relevance. The Board has access to the Committee's papers and receives copies of the Committee minutes. The Committee regularly meets separately with the external auditor, the Group Chief Financial Officer, the Group Audit Director and the Group Head of Risk without others being present. The Chair also meets regularly with the external lead audit partner during the year, outside of the formal Committee process.

The Chair is designated as the financial expert on the Committee for the purposes of the US Sarbanes-Oxley Act and the 2018 UK Corporate Governance Code ('Code'). The Committee continues to have competence relevant to the sector in which the Group operates.

 **Read more about the skills and experience of Committee members**
on pages 76 to 79

Governance (continued)

Risk deep dive reviews

The Committee performed a series of deep dives with management as part of the meeting agendas. These reviews are summarised below, together with the Group's principal risk to which the review relates.

Principal risk	Area of focus
Disintermediation	**New technologies** The Committee met with the Group Strategy Director to review and challenge the Group's activities and strategies to mitigate the potential risks from new industry challengers and technologies.
Cyber threat Technology resilience and future readiness	**Cyber security strategy** The Committee met with the Chief Technology Officer and the Cyber Security, Technology Assurance and Strategy Director to review the Group's cyber security strategy and related compliance and assurance activities in this area.
Adverse political and policy environment	**Regulatory developments** The Committee met with the Chief External and Corporate Affairs Officer to deep dive on the political and regulatory developments impacting the industry and the actions underway to respond to these risks.
Company transformation Adverse macro-economic condition Adverse market competition Portfolio transformation and governance of JVs	**Business reviews** The Committee met with a range of markets and business units, with a focus on the operational landscape, local risk assessments and related activity, the control environment and progress against any findings from Internal Audit activities. This included: — Germany market review, including distribution channels, with the market CEO; — Business review of Vodafone UK with the market CEO; — Review of Vodafone Business with the Vodafone Business CFO; — Business review of Vodafone Spain with the Europe Cluster CEO and market CEO; — Europe Cluster review with the Europe Cluster CEO and CFO; — Strategy review of M-Pesa with the Vodacom Group CEO, CFO and Chair of the Vodacom Audit Committee; — Deep dive on adverse market competition with the Chief Commercial Officer and CEO Vodafone Italy; — Review of cash flow forecasting and management with the Head of Financial Planning and Analysis; and — Business review with the CEO and CFO of Vantage Towers, which is a joint venture of the Group.
Supply chain disruption	**Strategy** The Committee met with the Global Supply Chain Director to deep dive on the threats of supply chain challenges and the Group's strategy to continue to execute its logistics optimisation strategy.
Data management and privacy	**Data** The Committee met with the Head of Legal Privacy twice during the year to review and challenge the Group's strategy around: (i) the data risk management action plan and (ii) data privacy risk and how compliance standards are being met.

Financial reporting

The Committee's primary responsibility in relation to the Group's financial reporting is to review, with management and the external auditor, the appropriateness of the half-year and annual consolidated financial statements. The Committee focuses on:

— The quality and acceptability of accounting policies and practices;
— Providing advice to the Board on the form and basis underlying the long-term viability statement;
— Material areas in which significant judgements have been applied or where significant issues have been discussed with the external auditor;
— An assessment of whether the Annual Report, taken as a whole, is fair, balanced, and understandable and whether our US Annual Report on Form 20-F complies with relevant US regulations;
— The clarity of the disclosures and compliance with financial reporting standards and relevant financial and governance reporting requirements; and
— Any correspondence from regulators in relation to our financial reporting.

Accounting policies and practices
The Committee received reports from management in relation to:

— The identification of critical accounting judgements and key sources of estimation uncertainty, including the impact of climate change on the consolidated financial statements;
— Significant accounting policies; and
— Proposed disclosures of these in this Annual Report.

Following discussions with management and the external auditor, the Committee approved the disclosures of the accounting policies and practices set out in note 1 'Basis of preparation' and within other notes to the consolidated financial statements.

Fair, balanced and understandable
The Committee assessed whether the Annual Report, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Company's position and performance, business model and strategy. This assessment is supported by the Group's Disclosure Committee, which is chaired by the Group General Counsel and Company Secretary who briefs the Committee on the Disclosure Committee's work and findings.

The Committee reviewed the processes and controls that underpin the Annual Report's preparation, ensuring that all contributors and senior management are fully aware of the requirements and their responsibilities. This included the financial reporting responsibilities of the Directors under section 172 of the Companies Act 2006 to promote the success of the Company for the benefit of its members as well as considering the interests of other stakeholders that will have an impact on the Company's long-term success.

The Committee reviewed an early draft of the Annual Report at its March meeting to enable input and comment. The review is performed in conjunction with the ESG Committee during the joint meeting in May, which also included the review of TCFD and ESG-related disclosures. The Committee also reviewed the results announcement, supported by the work of the Group's Disclosure Committee, which reviews and assesses the appropriateness of investor communications.

This work enabled the Committee to provide positive assurance to the Board to assist it in making the statement required by the Code.

Significant financial reporting judgements
The areas considered and actions taken by the Committee in relation to the 2024 consolidated financial statements are outlined below and overleaf. For each area, the Committee was satisfied with the accounting and disclosures in the consolidated financial statements.

Area of focus	Actions taken
Portfolio changes The Group announced the disposal of Vodafone Spain in October 2023 and the disposal of Vodafone Italy in March 2024. Vodafone Spain and Vodafone Italy are both material operating segments of the Group. Consequently, the results are reported as discontinued operations in the year, with comparative information in both the income statement and cash flow statement re-presented to reflect this classification. At 31 March 2024, the Group awaits certain regulatory approvals for both transactions and therefore the assets and liabilities of Vodafone Spain and Vodafone Italy are presented as held for sale. See note 7 'Discontinued operations and assets held for sale' in the consolidated financial statements.	The Committee met with the Group Financial Controlling and Operations Director in March and May 2024 who outlined the key accounting and disclosure impacts in relation to the transactions in the consolidated financial statements.
India accounting matters The disclosure and accounting judgements in relation to: – The Group's conditional and capped obligations to make certain payments to Vodafone Idea Limited ('VIL') under a payment mechanism agreed at the time of the merger between Vodafone India and Idea Cellular in 2017; and – The valuation of a mark-to-market derivative asset in relation to the Total Return Swap ('TRS'). See note 22 'Capital and financial risk management' and note 29 'Contingent liabilities and legal proceedings' in the consolidated financial statements.	The Committee reviewed the appropriateness of the Group's accounting judgements in relation to potential liabilities under the payment mechanism agreed with VIL. The Committee also reviewed accounting judgements relating to the valuation of the TRS derivative asset. These reviews occurred at the September 2023, November 2023, March 2024 and May 2024 Committee meetings.
Impairments Judgements in relation to impairment testing relate primarily to the assumptions underlying the calculation of the value in use of the Group's businesses, being the achievability of the long-term business plans and the macroeconomic and related valuation model assumptions. See note 4 'Impairment losses' in the consolidated financial statements.	The Committee met with the Group Head of Financial Planning & Analysis in November 2023 and May 2024 to discuss the impairment exercise undertaken and to challenge the appropriateness of assumptions made, including: – Management's valuation methodology; – The achievability of the Group's five-year business plans; – The potential impacts of market factors on the Group's businesses and their business plans; – The long-term growth assumed for the Group's businesses at the end of the plan period; and – The discount rates assumed in the valuation of the Group's businesses.

Governance (continued)

Area of focus	Actions taken
Liability provisioning The Group is subject to a range of claims and legal actions from a number of sources, including, but not limited to, competitors, regulators, customers, suppliers and, on occasion, fellow shareholders in Group subsidiaries. See note 16 'Provisions' and note 29 'Contingent liabilities and legal proceedings' in the consolidated financial statements.	The Committee met with the Director of Litigation in November 2023 and May 2024 in advance of the half-year and year-end reporting, respectively. The Committee reviewed and challenged management's assessment of the status of the most significant claims, together with relevant legal advice received by the Group, to form a view on the level of provisioning and appropriateness of disclosures in the consolidated financial statements.
Taxation The Group is subject to a range of tax claims and related legal actions in several jurisdictions where it operates. Furthermore, the Group has extensive accumulated tax losses, and a key management judgement is whether a deferred tax asset should be recognised in respect of those losses. See note 6 'Taxation' and note 29 'Contingent liabilities and legal proceedings' in the consolidated financial statements.	The Committee met with the Group Tax Director in November 2023 and May 2024 in advance of the half-year and year-end financial reporting, respectively. The Committee challenged the judgements underpinning tax provisioning, deferred tax assets and related disclosures.
Revenue recognition Revenue is a risk area given the inherent complexity of IFRS 15 accounting requirements and the underlying billing and related IT systems. See note 1 'Basis of preparation' in the consolidated financial statements.	The accounting policy for and related disclosure requirements of IFRS 15 that have been presented in the Annual Report were reviewed in March and May 2024. The Committee considered the scope of EY's planned revenue audit procedures and their related audit findings and observations at its meetings in November 2023 and May 2024.

Regulators and our financial reporting

The Financial Reporting Council ('FRC') publishes thematic reviews and other guidance to help companies improve the quality of corporate reporting through the provision of guidance and reviews of the quality of reporting across public companies. The Group routinely reviews FRC publications, the most relevant publications for the 2024 Annual Report being:

– Annual review of corporate reporting;
– Annual review of corporate governance reporting; and
– Thematic reviews on existing disclosure requirements for (i) IFRS 13 'Fair value measurement' and (ii) Climate-related metrics and targets.

The Group already complied with the majority of the recommendations and the 2024 Annual Report has been updated to adopt best practice where appropriate.

We reviewed the minimum standard for Audit Committees that was published by the FRC in May 2023. The Committee follows the working practices in the guidance with necessary disclosure provided in the Annual Report. Consequently, the guidance has not resulted in any substantive changes for the Committee.

Draft regulations for new UK corporate reporting requirements were withdrawn by the UK Government in October 2023, and it was announced that simpler and more targeted reforms will be considered in the future. We continue to track developments in this area to ensure that we will be well placed to implement any changes, as applicable, in the years ahead.

In January 2024, the FRC published an updated UK Corporate Governance Code ('revised Code'). The implementation date will be the year ending 31 March 2026 for the Group, excluding the enhanced internal control requirements in the revised Code where implementation is required for the year ending 31 March 2027. The Committee will work with management to identify the scope of our material internal controls and the level of internal attestation work that will be performed in order to support the Board's declaration of effectiveness of the controls. We expect to leverage from our established controls programme, which underpins our existing US reporting obligations.

In January 2024, the US Securities and Exchange Commission ('SEC') raised a comment in relation to the commentary on our financial performance that was included in our Form 20-F for the year ended 31 March 2023. We submitted our written response to the SEC which was accepted, and their review was closed in January 2024. This review will result in a number of enhancements in our disclosures which will be included in our Form 20-F for the year ended 31 March 2024.

Internal control and risk management

The Committee has the primary responsibility for the oversight of the Group's system of internal control, including the risk management framework, the compliance framework and the work of the Internal Audit function.

Internal Audit

The Internal Audit function provides independent and objective assurance over the design and operating effectiveness of the system of internal control, through a risk-based approach. The function reports into the Committee and, administratively, to the Chief Financial Officer. The function is composed of teams across Group functions and local markets. This enables access to specialist skills through centres of excellence and ensures local knowledge and experience. Cooperation with professional bodies and an information technology research firm has ensured access to additional specialist skills and an advanced knowledge base.

Internal Audit activities are based on a robust methodology and the internal quality assurance improvement programme ensures conformity with the International Professional Practices framework, which includes the IIA standards and code of ethics and the continuous development of the audit methodology applied. The conformity is reviewed and verified through an external quality assessment by an independent consultancy firm every three years.

The Committee has a standing agenda item to cover Internal Audit-related topics. Prior to the start of each financial year, the Committee reviews and approves the annual audit plan, assesses the adequacy of the budget and resources and reviews the strategic initiatives for the continuous improvement of the function's effectiveness. The audit plan is determined by considering Internal Audit's rolling review framework and the outputs of a data-driven risk assessment.

The Committee reviews progress against the approved audit plan and the results of Internal Audit activities, with a strong focus on unsatisfactory audit results and cross-entity audits, which are audits that are performed across multiple markets with the same scope. Audit results are analysed by process and entity to highlight both changes in the control environment and areas that require attention.

During the year, Internal Audit coverage focused on principal risks, including Cyber threat, Data management and privacy and Adverse macro-economic conditions.

Through the thematic reviews, assurance was provided across a broad range of areas, including: customer device financing; discount management; Vodafone Business billing processes; M-Pesa operations; security of enterprise customer-provided equipment ('CPE'); management of end-of-life software risks; identity management; shadow IT; management of network stock; management of payment systems; data privacy; management of customer master data; and the physical security of critical assets. The activities performed by the shared service organisation continue to receive ongoing focus due to their significance across many processes.

Management is responsible for ensuring that issues raised by Internal Audit are addressed within an agreed timetable, and the Committee reviews their timely completion.

The last independent review of the effectiveness of the Group's Internal Audit function was performed by Deloitte LLP in January 2022, and the results were presented to the Committee. The review concluded that the Internal Audit function operated in accordance with the Global Institute of Internal Auditors' International Professional Practices Framework, is at the top of its peer group range and demonstrates areas of innovative practice.

The Internal Audit function continues to invest in several initiatives to improve its effectiveness, particularly in the adoption of new technologies. The innovative use of data analytics has provided broader and deeper audit testing and driven increased insights.

Assessment of the Group's system of internal control, including the risk management framework

The Group's risk assessment process and the way in which significant business risks are managed is an area of focus for the Committee. The Committee's activity here was led primarily, but not solely, by the Group's assessment of its principal and emerging risks and uncertainties. Cyber threats remain a major focus for the Committee given the continual threats in this area.

The Group has an internal control environment designed to protect the business from the material risks that have been identified. Management is responsible for establishing and maintaining adequate internal controls and the Committee has responsibility for ensuring the effectiveness of those controls.

The Committee reviewed the process by which Group management assessed the control environment, in accordance with the requirements of the Guidance on Risk Management, Internal Control and Related Financial and Business Reporting published by the FRC. This activity was supported by (i) reports from the Group Audit Director, (ii) a review of the Group's principal risks with the Global Head of Risk, (iii) a review of the Group's second line of defence and policy simplification with the Group General Counsel and Company Secretary, and (iv) a fraud update from the Global Corporate Security and Resilience Director and Global Head of Fraud Management and Investigations.

The Group operates a 'Speak Up' channel that enables employees to anonymously raise concerns about possible irregularities. The Committee received an update on the operation of the channel together with the output of any resulting investigations.

The Committee has completed its review of the effectiveness of the Group's system of internal control, including risk management, during the year and up to the date of this Annual Report. The review covered all material controls including financial, operating and compliance controls. The Committee confirms that the system of internal control operated effectively for the 2024 financial year. Where specific areas for improvement were identified, mitigating alternative controls and processes were in place. This allows us to provide positive assurance to the Board to help fulfil its obligations under the Code.

Compliance with section 404 of the US Sarbanes-Oxley Act

Oversight of the Group's compliance activities in relation to section 404 of the US Sarbanes-Oxley Act and policy compliance reviews also fall within the Committee's remit.

Management is responsible for establishing and maintaining adequate internal controls over financial reporting, and we have responsibility for ensuring the effectiveness of these controls. The Committee received updates on the Group's work in relation to section 404 compliance and the Group's broader financial control environment during the year. We continue to challenge management on ensuring the nature and scope of control activities evolve to ensure key risks continue to be adequately mitigated.

The Committee also took an active role in monitoring the Group's compliance activities, including receiving reports from management in the year covering programme-level strategy, the scope of compliance work performed and the results of controls testing. The external auditor also reports the status of its work in relation to controls in its reports to the Committee.

Governance (continued)

Long-term viability statement and going concern assessment

The Committee provides advice to the Board on the form and basis of conclusion underlying the long-term viability statement and the going concern assessment.

 **Read more about the long-term viability statement on page 63**    **Read more about the going concern assessment on page 124**

At our meeting in May 2024, the Committee challenged management on its financial risk assessment as part of its consideration of the long-term viability statement. This included scrutiny of forecast liquidity, balance sheet stress tests, the availability of cash and cash equivalents through new or existing financing facilities and a review of counter-party risk to assess the likelihood of third parties not being able to meet contractual obligations. This comprehensive assessment of the Group's prospects made by management included consideration of:

– The review period and alignment with the Group's internal long-term forecasts;
– The assessment of the capacity of the Group to remain viable after consideration of future cash flows, expected debt service requirements, undrawn facilities and access to capital markets;
– The modelling of the financial impact of severe but plausible risk scenarios materialising; including a sensitivity if expected M&A transactions fail to complete within the assessment period;
– The inclusion of clear and enhanced disclosures in the Annual Report as to why the assessment period selected was appropriate to the Group, what qualifications and assumptions were made and how the underlying analysis was performed, consistent with FRC pronouncements; and
– Comprehensive disclosure in relation to the Group's liquidity provided in the consolidated financial statements. See note 22 'Capital and financial risk management' in the consolidated financial statements.

External audit

The Committee has primary responsibility for overseeing the relationship with the external auditor, EY. This includes making the recommendation on the appointment, reappointment and removal of the external auditor, assessing its independence on an ongoing basis, and approving the statutory audit fee, the scope of the statutory audit and the appointment of the lead audit engagement partner. Alison Duncan has held this role for five years since the appointment of EY as external auditor for the year ended 31 March 2020. The lead audit partner role will rotate to Michael Rudberg, an existing partner on the audit team, for the year ending 31 March 2025.

EY presented to the Committee its detailed audit plan for the 2024 financial year, which outlined its audit scope, planning materiality and its assessment of key audit risks. The identification of key audit risks is critical in the overall effectiveness of the external audit process and these are outlined in the Auditor's report.

The Committee also received reports from EY on its assessment of the accounting and disclosures in the financial statements and financial controls.

The last external audit tender took place in 2019, which resulted in the appointment of EY. The Committee will continue to review the auditor appointment and anticipates that the audit will be put out to tender at least every 10 years. In deciding when to conduct an external audit tender, the Committee considers a range of factors, including the potential cost and efficiency benefits of retaining the incumbent auditor. The Company has complied with the Statutory Audit Services Order 2014 for the financial year under review.

 **Read the Auditor's report on pages 125 to 134**

Independence and objectivity

In its assessment of the independence of the auditor, and in accordance with the US Public Company Accounting Oversight Board's ('PCAOB') standard on independence, the Committee received details of all relationships between the Company and EY that may have a bearing on its independence and received confirmation from EY that it is independent of the Company in accordance with US federal securities law and the applicable rules and regulations of the SEC and the PCAOB.

Effectiveness of the external audit process

The Committee reviewed the quality of the external audit process throughout the year and considered the performance of EY. This comprised the Committee's own assessment and the results of a detailed feedback survey of senior personnel across the Group. Based on these reviews, the Committee concluded that there had been appropriate focus and challenge by EY on the primary areas of the audit and that EY had applied robust challenge and scepticism throughout the audit.

EY audit and non-audit fees

Total fees payable to EY for audit and non-audit services in the year ended 31 March 2024 amounted to €36 million (FY23: €31 million).

Audit fees

The Committee reviewed and discussed the fee proposal, was engaged in agreeing audit scope changes and, following the receipt of formal assurance that its fees were appropriate for the scope of the work required, agreed an audit fee of €26 million for statutory audit services in the year (FY23: €28 million).

Non-audit fees

To protect the independence and objectivity of the external auditor, the Committee has a policy for the engagement of the external auditor to provide non-audit services. The policy prohibits EY from playing any part in management or decision-making, providing certain services such as valuation work and the provision of accounting services. The Group's non-audit services policy incorporates the requirements of the FRC's Ethical Standard, including a 'whitelist' of permitted non-audit services which mirrors the FRC's Ethical Standard.

The FRC published a revised Ethical Standard in January 2024. The Group's non-audit services policy will be updated to incorporate the changes in the revised Ethical Standard and will be approved by the Committee ahead of the December 2024 effective date.

The Committee has pre-approved that EY can be engaged by management, subject to the policies set out above, and subject to:

– A €60,000 fee limit for individual engagements;
– A €500,000 total fee limit for services where there is no legal alternative; and
– A €500,000 total fee limit for services where there is no practical alternative supplier.

For those permitted services that exceed these specified fee limits, the Committee Chair pre-approves the service.

Non-audit fees were €10 million (FY23: €3 million). The level of non-audit fees in the year ended 31 March 2024 is significantly higher than recent years. This is primarily attributable to Reporting Accountant services that have been provided by EY in connection with the proposed merger of Vodafone UK with Three UK and other audit-related services associated with the disposal of Vodafone Spain. See note 3 'Operating profit' in the consolidated financial statements.

Technology committee

The role of the Technology Committee is to support the Board by providing expert oversight and monitoring of the Group's technology strategy, as well as assessing technology risks, understanding resource and talent requirements, and exploring new innovations that may enable future growth.

Chair
Simon Segars

Members
Deborah Kerr
Delphine Ernotte Cunci
Stephen A. Carter CBE

Key responsibilities
The responsibilities of the Committee are to:

– Oversee, monitor and challenge the Group's technology strategy.
– Review long term technology plans and budgets including capital investment, resourcing, skills and prioritisation.
– Understand future technology developments, industry trends and technology innovation that may impact the company strategy.
– Review technology risks, disruptors and mitigations.
– Participate in deep dives into particular topics, innovations or plans.
– Assess whether the technology strategy is consistent and enabling the overall company strategy.
– Review technology strengths, weaknesses, opportunities and threats with executive management to oversee actions being taken in each area. This will include a focus on disruptors and risks that could adversely impact the strategy.
– Review significant transformation and technology programmes.
– Review technology supply chain, partnerships and external relationships that underpin the strategy.

Letter from Committee Chair
On behalf of the Board, I am pleased to present Vodafone's Technology Committee Report for the year ended 31 March 2024.

The Committee was established in 2023 with the founding members bringing a wide range of experience across domains that relate to technology and strategy.

This year, the Committee met three times, in July 2023, November 2023 and January 2024. Each meeting agenda included a range of topics across the Committee's areas of responsibility.

An important objective of the Committee is to provide external perspectives and challenge into the technology strategy and direction. Furthermore, topics reviewed during Committee meetings in 2023/2024 on key areas such as future network strategy, Internet of Things ecosystem, Artificial Intelligence ('AI') and how technology strategy underpins the company strategy, have enabled Committee members to lead and support broader technical discussions with the main Plc Board.

I have reported this year's Committee work to the Board and I am looking forward to the next year chairing the Committee, starting with the next meeting in May 2024.

Simon Segars
On behalf of the Technology Committee

14 May 2024

 **Click or scan to watch the Chair of the Technology Committee explain his role: investors.vodafone.com/videos**

Focus during the year
The Technology Committee met with senior leaders of the technology team including the Chief Technology Officer, Chief Network Officer and others on three occasions during the year ended 31 March 2024. The following provides a summary of the topics covered.

July 2023
In the first meeting the proposed terms of reference were reviewed and approved. The objective of this session was to set the foundation and context for future discussion and deep dive topics that directly support Vodafone's technology strategy and vision.

Vodafone's approach to technology strategy development and its operating model were explained.

The Committee discussed Vodafone's five-year technology strategy and individual workstreams. 5G network deployment and the development of global platforms were particular areas of focus. Cyber security was also discussed, with the Committee reflecting on the changing business, technology, and threat landscape.

November 2023
This session included deep dives on a range of topics including the prioritisation process that drives execution of the technology strategy and its links to the company's annual planning cycle.

We discussed how strategy and plans are shaped to address regulatory changes, macro-economic and geopolitical factors.

A digital and IT presentation focused on customer experience and service as well as global platforms.

January 2024
In January this year, we explored how the technology team is supporting Vodafone Business' growth ambitions over the next five years, including target outcomes. Our IoT portfolio and underlying technologies were also discussed, including the future investment roadmap for key products.

Priorities, delivery targets and outcomes for FY25 were discussed with the Committee with focus on direct contribution to company priorities around Customer, Simplicity and Growth.

Finally, the Committee were briefed on Vodafone's AI, Machine Learning and Generative AI capabilities and partnerships ahead of a deep dive scheduled for May 2024.

Key focus for the next year
Next year we expect to continue to look at existing and new technologies that drive innovation, company strategy and growth, focusing on how technology enables customer service and builds trust. Strategy discussions will consider how we manage both opportunities and risks.

ESG Committee

In 2021, the Board formally approved the establishment of a new Committee of the Board, the ESG Committee. The role of the Committee is to provide oversight of Vodafone's Environmental, Social and Governance ('ESG') programme, to monitor the Purpose agenda in relation to Empowering People, Protecting the Planet and ensuring that Vodafone Maintains Trust.

Chair
Amparo Moraleda

Members
Jean-François van Boxmeer
Christine Ramon
Simon Segars

Key responsibilities

The responsibilities of the Committee are to:

– Provide oversight of the Vodafone Group ESG programme and monitor the Purpose agenda;

– Review and provide guidance on the implementation of the ESG strategy, and related policies and programmes required to implement the ESG strategy;

– Monitor progress against KPIs and external ESG indices; and

– Provide joint oversight and effective governance with the Audit and Risk Committee ('ARC') over the ESG content within the Annual Report, the ESG Addendum and other disclosures with ESG content.

 **Click to read the Committee's terms of reference:**
vodafone.com/board-committees

Letter from Committee Chair

On behalf of the Board, I am pleased to present Vodafone's ESG Committee report for the year ended 31 March 2024.

On establishment of the Committee in 2021, I was appointed as Chair due to my experience in ESG topics and my tenure as a member of the Board of Trustees of the Vodafone Foundation since 2020. In November 2022, we were delighted to welcome a new Committee member, Simon Segars, who brings a wealth of experience from his career in the electrical engineering field to the Vodafone Board and the ESG Committee. In 2023, the Committee underwent a substantial change to its structure, as two of my fellow founding members, Dame Clara Furse and Valerie Gooding, retired from the Committee after building a strong foundation from which our new members will drive the strategy to the next phase.

To emphasise ESG as a strategic priority, our Board Chair, Jean-François van Boxmeer, joined the ESG Committee, in addition to his role on the Nominations and Governance Committee. Jean-François was Chief Executive of Heineken for 15 years and provides important perspectives having held senior roles across Africa and Europe before becoming Chair of the Vodafone Board in 2020.

Christine Ramon completes the ESG Committee. Her extensive experience in senior finance roles, specifically at AngloGold Ashanti, energy and chemicals company Sasol, and as non-executive director at telecommunications company MTN Group Ltd, both in South Africa, offer invaluable insights to many markets in which Vodafone operates. Her position on the ARC ensures that where ESG concepts converge with risk and compliance topics, we can take an integrated approach.

In FY23, the Board took the decision to evolve ESG governance and increase the cadence of ESG Committee meetings to three per annum. This additional engagement is a joint session with the ARC, to stay ahead of the constantly changing ESG landscape, ensure a

holistic perspective on the issues that impact both committees and implement additional controls on disclosures, within the Annual Report and the ESG Addendum and Methodology document, for which we have introduced a collaborative responsibility.

The other two Committee meetings in FY23 ensured further development of the relationships with the senior leaders who lead the Purpose agenda, drive the strategies to deliver against the KPIs and engage Vodafone employees in supporting positive change in all ESG areas. The wide variety of topics and thorough papers ensured a comprehensive view of the ESG programmes. Deep dives with subject matter experts were conducted to develop detailed knowledge on specific strategies, KPIs and progress against them along with discussions around future direction.

Multiple discussions with Joakim Reiter, Chief External and Corporate Affairs Officer, have reinforced that ESG is at the core of Vodafone's purpose and is a key element in the execution of the corporate strategy, as well as a driver of commercial success. The approach to ESG brings together five key programmes:

– **Purpose** and the actions Vodafone takes within our Purpose strategy relating to Empowering People, Protecting the Planet and Maintaining Trust;

– **Oversight of Vodafone's ESG strategy** and performance to ensure an effective ESG programme;

– **Conducting business with integrity**, to ensure Vodafone operates to the highest possible standards of integrity and ethics, and that Vodafone is 'Doing What's Right' towards customers, colleagues, communities and co-partners;

– **Transparency**, including providing correct disclosures and reporting, as well as external positioning, engagement and communication on all material ESG aspects; and

– **Measurement**, ensuring that the data that we use to track progress on ESG metrics is of high quality and reliable, to provide insights for strategic focus.

The transformation programme to move ESG data reporting to the finance function continues to evolve and support the delivery of substantial improvements in our non-financial data through the development of a robust control environment, alongside policies, to progress our ESG objectives.

On behalf of the Committee, I have reported on the FY24 work to the Board, and I am looking forward to FY25; starting with the joint ESG and ARC Committee meeting in May 2024 to review annual reporting.

The Committee will continue oversight and scrutiny of Vodafone's ESG agenda, including further presentations from senior executives and experts from across the Group. We will review progress on each of Vodafone's ESG strategies and the pathways in place to meet our ESG goals in Group and across markets. Consideration of the following stakeholder interests will remain part of the Committee's responsibility:

– **Investors:** Strong Board-level ESG governance is a key requirement of an effective ESG programme;

– **Governments and regulators:** Local and international legal and regulatory obligations on ESG topics continue to increase;

– **Local communities and NGOs:** ESG topics affect the day-to-day lives of the people in the communities that we serve;

– **Suppliers and customers**: Upholding high ethical standards throughout our value chain is critical for stakeholders when deciding whether they should do business with Vodafone; and

– **Employees** take pride in working for a purpose-driven organisation that is enabling an inclusive, sustainable and trusted digital society.

Amparo Moraleda

On behalf of the ESG Committee

14 May 2024

Focus during the year

The ESG Committee met three times during the year ended 31 March 2024. The following provides a summary of the topics covered.

May 2023

The inaugural joint ARC and ESG Committee provided a full review of all ESG annual reporting documents, including the Task Force on Climate-related Financial Disclosures ('TCFD') report and the ESG Addendum. The Committees received papers outlining key changes made since the previous annual report, including the strategic approach and the scope of the assurance plan. The Committees were satisfied with the proposals.

November 2023

— Review of the ESG strategy and its evolution since the establishment of the Committee in 2021. The paper submitted by Joakim Reiter, Chief External and Corporate Affairs Officer, provided details on three key strategic evolutions prompted either by changes in Vodafone Group or developments in the external environment: simplification of ESG targets, integration of ESG into business priorities, and the continued evolution of ESG data management.

— The Executive Committee sponsor of Vodafone's inclusion programme, Serpil Timuray, CEO of Vodafone Investments, provided an overview of the strategy and a progress update on KPIs in relation to customers, communities, colleagues and co-partners.

— Leanne Wood, Chief Human Resources Officer, presented feedback from Vodafone's female employees on the gender diversity programme, the achievements to date and the actions planned to further improve the gender diversity programme.

— The Committee was also assured by the papers submitted on ESG rankings and indices and the approach to ESG half-year reporting.

March 2024

Joakim Reiter, delivered key ESG developments at the March Committee:

— Vodafone's purpose was refreshed to reflect that everything we do in Vodafone aims to create a digital society, and we ensure that this digital society is inclusive, sustainable and responsible through three purpose differentiators: Empowering People, Protecting the Planet and Maintaining Trust.

— The Committee welcomed the opportunity to review Vodafone's Climate Transition Plan, which details the necessary actions to achieve our net zero ambitions. This will be published as part of our FY24 reporting suite, and is a summary of our strategy with cross-functional objectives and governance to reduce emissions and manage our climate-related risks and opportunities.

— Vodafone's approach to ESG reporting for FY24 was noted in a paper along with the results from a recent internal audit that reviewed: ESG global targets; policies and procedures; implementation and monitoring of programmes; local metrics calculation and reporting; and Group consolidation and disclosures.

Key focus for the next year

— Continuing to review progress of the ESG strategy, including performance against targets and performance in ESG indices and rankings;

— Reviewing progress in embedding key purpose targets and practices into Vodafone's operations and commercial strategy;

— Reviewing Vodafone's alignment to external ESG disclosure standards such as ISRS[1], CSRD[2] and ESRS[3]; and

— Continued oversight of the ESG data management programme.



Click or scan to watch the Chair of the ESG Committee explain her role: **investors.vodafone.com/videos**



Click to read more about Vodafone's approach to ESG reporting: **vodafone.com/sustainability-reports**

Notes:
1. International Standard on Related Services.
2. Corporate Sustainability Reporting Directive.
3. European Sustainability Reporting Standards.

Mapping of ESG topics

When establishing the ESG Committee and setting its remit, we completed a mapping of all key ESG topics for Vodafone, to ensure clarity on the role of the ESG Committee alongside the Board and other relevant committees. This is presented below, with further details of each ESG topic.

Environment   Read more

Energy consumption and GHG emissions (E) Including energy sources, uses and targets	38-41
Circularity and other environmental topics (E) Including device and network waste, water and plastics	41-42
Environmental benefits from products and services (E) Including carbon and resource efficiency enablement	41-42
Climate change risk management (A) (E) Including alignment with TCFD recommendations	64-69

Social   Read more

Safety, health and wellbeing (B)	19-20
Workplace equality and employee experience (B)	17-19
Employee rights (B) (A) Including collective bargaining, grievance mechanisms, Speak Up, Fair Pay and labour standards	17 44 51-52
Responsible supply chain (B) (E) Including labour standards and sourcing of minerals	51-53
Human and digital rights (A) (E) Including privacy regulations, right to privacy and freedom of expression, and other human rights	45-46 51-52
Socio-economic benefits from products and services (E) Including digital inclusion	33-37

Governance   Read more

Mobile, masts and health (B)	51
Security (A) (B) Including cyber and other security topics	46-51
Anti-bribery and corruption (A)	53-54
Business conduct and ethics (A) Including taxation, business conduct and compliance	53-54
Corporate governance (N)	70-85
Reporting (A) (B) (E) Including Annual Report and Accounts, Climate-related risks, Modern Slavery Statement and voluntary ESG disclosures	1-85

Key

(A)	Audit and Risk Committee	(E)	ESG Committee
(N)	Nominations and Governance Committee	(B)	Full Board

Remuneration Committee

Letter from the Remuneration Committee Chair

On behalf of the Board, I present our 2024 Directors' Remuneration Report.

This report includes both our Policy Report (as approved by shareholders at the 2023 AGM), and our 2024 Annual Report on Remuneration, which sets out how our policy was implemented during the year under review and how it will be applied for the year ahead.

Activities during the year

In the last year we have seen good progress in delivering against our strategic goals of Customers, Simplicity, and Growth, and in transforming our company to support these ambitions. We recognise how important it is to stay connected with our employees during this period of change, and as a result continue to collect feedback through our Spirit Beat survey and other employee listening initiatives. Our workforce engagement leads, Christine Ramon and Delphine Ernotte Cunci, have also attended forums in Europe and Africa to understand the perspectives of employees across all our markets. The key topics raised by employee representatives this year included our company transformation, market portfolio, the development of our employees, and the experience of our customers.

As set out in last year's letter, we launched our remuneration policy consultation with our largest shareholders last year and engaged with a variety of investor bodies and proxy agencies. We were pleased to see that our Policy Report was approved by over 95% of shareholders at the 2023 AGM. The Committee would like to thank those that provided feedback leading up to this and we continue to engage with investors on the implementation of our 2024 Annual Report on Remuneration.

Alignment with our strategy and culture

During the year we made announcements regarding the sale of Vodafone Spain and Vodafone Italy and outlined the binding agreement to combine our UK business. These reflect the advancements we have made in right-sizing our European portfolio for optimal growth. We also made good early progress with improving the experience of customers and transforming our operations to remove complexity and accelerate growth.

To support and reinforce these priorities, we updated the structure of our Global Short Term Incentive plan to categorise measures under Growth and Customers. In the case of the latter, we split out our NPS, Churn and Revenue Market Share metrics into separate measures, following the previous approach of categorising these under a single Customer Appreciation metric. This has ensured dedicated focus, and, in the case of NPS, where we specifically review the reduction of deep detractor customers, we have seen a reduction in a majority of our markets.

We continue to use adjusted free cash flow across our incentive plans to reinforce the importance of cash generation in creating value for our business and when applying rigorous capital discipline in investment decisions. We also use adjusted service revenue and adjusted EBIT in our Global Short Term Incentive plan to focus on the importance of delivering operating efficiencies when maximising profit and revenue.

The Committee evaluates the remuneration decisions, outcomes, and structures in the context of our evolving company strategy, and this will inform any changes to our Policy Report which will be reviewed in the forthcoming year.

 **Read more about our strategy and culture on pages 9 and 80 of this Annual Report**

Fair pay

During the year we continued to make interventions across our business to support our colleagues in countries where inflationary and cost of living pressures were being felt. This included targeted support in markets including, but not limited to, Germany, Ireland, Egypt, and Turkey. The type of support used was tailored to specific market circumstances but included additional or accelerated salary reviews and the provision of extra cash allowances.

When making decisions on executive remuneration the Committee considers pay in the wider context including arrangements elsewhere in the business, our fair pay principles and stakeholder considerations.

 **Read more on page 113**

Arrangements for 2025

Base salary and pension arrangements
Prior to the 2024 review, the salaries for both Executive Directors had been unchanged following their respective appointments to the roles of Group Chief Executive and Group Chief Financial Officer.

Following the 2024 salary review, the Committee agreed that salaries for both Executive Directors would remain unchanged. The Committee felt this was appropriate considering Margherita Della Valle's salary increase following her permanent appointment as Group Chief Executive in April 2023, and given Luka Mucic's salary was set appropriately when he joined as Chief Financial Officer in September 2023.

Pension arrangements for Executive Directors will continue to remain aligned with the wider UK workforce at 10% of base salary.

Annual bonus ('GSTIP')
During the year the Committee determined that measures and weighting under the 2025 annual bonus will remain unchanged from those used in the 2024 plan:

- **Growth (70%)**: service revenue (20%), adjusted EBIT (20%), adjusted free cash flow (20%) and revenue market share (10%).
- **Customers (30%)**: Net Promoter Score (20%) and churn (10%).

Global long-term incentive ('GLTI')
The Committee determined that the GLTI will remain unchanged for 2025. The measures under the long-term incentive will continue to be weighted at 60% adjusted free cash flow, 30% relative TSR and 10% ESG.

 **Read more on pages 117 to 118**

Performance outcomes during 2024

GSTIP performance (1 April 2023 – 31 March 2024)
Annual bonus performance during the year was measured against both financial and strategic measures aligned to our strategic priorities of Growth and Customers. The four measures underpinning Growth, equivalent to 70% of the award, include service revenue (20%), adjusted EBIT (20%), adjusted free cash flow (20%), and revenue market share (10%). The measures under the Customers element of the award, equivalent to 30% of the award, include Net Promoter Score (20%) and Churn (10%).

Performance under the financial and strategic measures was consistent with or above the mid-point of the target range. The combined performance resulted in an overall bonus payout of 71.2% of maximum.

 **Read more on pages 107 and 108**

GLTI performance (1 April 2021 – 31 March 2024)
The 2022 GLTI award (granted August 2021) was subject to adjusted free cash flow ('FCF') (60% of total award), relative TSR (30% of total award), and ESG (10% of total award) performance. All performance conditions were measured over the three-year period ending 31 March 2024.

Final adjusted FCF performance finished above the mid-point of the range resulting in 65.3% of the adjusted FCF element vesting. Relative TSR performance was below the median of the peer group resulting in no vesting under this measure. ESG performance was assessed against three metrics and vested at 96.9%. This resulted in an overall vesting percentage for the 2021 GLTI of 48.9% of maximum.

 Read more
on pages 108 and 109

Consideration of discretion
The Committee reviewed the appropriateness of the outcomes of both the annual bonus and long-term incentive plan in light of both the relevant performance targets and wider internal and external considerations, including the wider employee experience, across the respective measurement periods. The Committee also acknowledged that no windfall gains had occurred under the long-term incentive plan. It was agreed that the outcomes were appropriate and that no adjustments were required.

Looking ahead
Over the course of the next 12 months the Committee will be reviewing the current Remuneration Policy to ensure it continues to support our Company strategy. If any necessary changes are required, these will be shared for consultation ahead of the Policy Report being finalised for approval.

The rest of this report sets out both our Policy Report, as approved at the 2023 AGM, and our Annual Report on Remuneration, which sets out the decisions and outcomes summarised in this letter in further detail.

Amparo Moraleda
On behalf of the Remuneration Committee

14 May 2024

Remuneration at a glance

Component	2024 (year ending 31 March 2024)	2025 (year ending 31 March 2025)
Fixed pay		
Base salary	**Effective 27 April 2023:** Group Chief Executive: £1,250,000.	**Effective 1 July 2024:** Group Chief Executive: £1,250,000 (no increase).
	Effective 1 September 2023: Group Chief Financial Officer: £760,000.	Group Chief Financial Officer: £760,000 (no increase).
Benefits	Travel related benefits and private medical cover.	Travel related benefits and private medical cover.
Pension	Pension contribution of 10% of salary.	Pension contribution of 10% of salary.
Annual bonus		
GSTIP	**Opportunity (% of salary):** Target: 100%/Maximum: 200%	**Opportunity (% of salary):** Target: 100%/Maximum: 200%
	Measures: Service revenue (20%), adjusted EBIT (20%), adjusted FCF (20%), revenue market share (10%), Net Promoter Score (20%) and churn (10%).	**Measures:** Service revenue (20%), adjusted EBIT (20%), adjusted FCF (20%), revenue market share (10%), Net Promoter Score (20%) and churn (10%).
Long-term incentive		
GLTI	**Opportunity (% of salary – maximum):** Chief Executive: 500%/Other Executive Directors: 450%	**Opportunity (% of salary – maximum):** Chief Executive: 500%/Other Executive Directors: 450%
	Measures: Adjusted free cash flow (60%), relative TSR (30%), and ESG (10%).	**Measures:** Adjusted free cash flow (60%), relative TSR (30%), and ESG (10%).
	Performance/holding periods: Three-year performance + two-year holding period.	**Performance/holding periods:** Three-year performance + two-year holding period.

Remuneration Policy

Remuneration Policy – notes to reader

No changes have been made to our policy since its approval at the 2023 Annual General Meeting which was held on 25 July 2023. Our approved Policy Report is available on our website at vodafone.com, and has been reproduced below in the shaded boxes exactly as it was set out in the 2023 Annual Report. As such some of the policy wording, including references to the 2023 Annual General Meeting and page number references, is now out of date.

Remuneration Policy

In this forward-looking section we describe our Remuneration Policy for the Board. This includes our considerations when determining policy, a description of the elements of the reward package, including an indication of the potential future value of this package for the Executive Directors, and the policy applied to the Chair and Non-Executive Directors.

We will be seeking shareholder approval for our Remuneration Policy at the 2023 Annual General Meeting ('AGM') and we intend to implement it at that point. A summary and explanation of the proposed changes to the current Remuneration Policy is provided on page 85. The proposed Remuneration Policy submitted for shareholders' approval at the 2023 AGM does not differ substantively from the Remuneration Policy approved by shareholders in 2020 except for changes made to align the terms of the Remuneration Policy with the drafting of the rules of the new Global Incentive Plan 2023, which is also being submitted for shareholders' approval at the 2023 AGM. Subject to approval, we will review our Remuneration Policy each year to ensure that it continues to support our Company strategy and, if it is necessary to make a change to our Remuneration Policy within the next three years, we will seek prior shareholder approval for the change.

Considerations when determining our Remuneration Policy

To avoid conflicts of interest, the Remuneration Committee is entirely comprised of Non-Executive Directors (who are not eligible to participate in the Company's annual bonus or long-term incentive arrangements) and the Remuneration Committee ensures that individuals are not present when the Remuneration Committee discusses their own remuneration. A critical consideration for the Remuneration Committee when determining our Remuneration Policy is to ensure that it supports our Company purpose, strategy, and business objectives.

A variety of stakeholder views are taken into account when determining executive pay, including those of our shareholders, colleagues, and external bodies. Further details of how we engage with, and consider the views of, each of these stakeholders are set out on page 100.

In advance of submitting our Remuneration Policy for shareholder approval we ran a thorough consultation exercise with our major shareholders. We invited our top 25 shareholders (constituting a combined holding of c.50% of our issued share capital at the time of engagement) and a number of key governance stakeholders to comment on remuneration at Vodafone and to provide feedback on the proposed changes to the current Remuneration Policy which was approved at the 2020 AGM. A number of meetings between shareholders and the Remuneration Committee Chair took place during this consultation period.

Listening to and consulting with our employees is very important and the Remuneration Committee is supportive of the activities undertaken to engage the employee voice. Our engagement with employees can take different forms in different markets but includes a variety of channels and approaches including our annual people survey which attracts very high levels of participation and engagement, regular business leader Q&A sessions, and a number of internal digital communication platforms.

Our Workforce Engagement Lead also undertakes an annual attendance at our European employee forum, and a similar body which covers our African markets, with any questions or concerns raised by the employee representatives presented directly to the Board for consideration and discussion. Any actions taken by the Board are then fed back to these forums to ensure a two-way dialogue.

Whilst we do not formally consult directly with employees on the Remuneration Policy nor is any fixed remuneration comparison measurement used when determining the Remuneration Policy for Executive Directors, the Remuneration Committee is briefed on pay and employment conditions of employees in the Vodafone Group, with particular reference to the market in which the executive is based. The Company operates Sharesave, a UK all-employee share plan, as well as other discretionary share-based incentive arrangements, which means that the wider workforce have the opportunity to become shareholders in the Company and be able to vote on the Remuneration Policy in the same way as other shareholders. Further information on our approach to remuneration for other employees is given on page 90.

Performance measures and targets

Our Company strategy and business objectives are the primary consideration when we are selecting performance measures for our incentive plans. The targets within our incentive plans that are related to internal financial measures (such as revenue, profit and cash flow) are typically determined based on our budgets. Targets for strategic and external measures (such as customer-focused metrics, ESG measures, and total shareholder return ('TSR')) are set based on Company objectives and in light of the competitive marketplace. The threshold and maximum levels of performance are set to reflect minimum acceptable levels at threshold and very stretching levels at maximum.

As in previous Remuneration Reports, we will disclose the details of our performance metrics for our short- and long-term incentive plans. However, our annual bonus targets are commercially sensitive and therefore we will only disclose our targets in the Remuneration Report following the completion of the financial year. We will normally disclose the targets for each long-term award in the Remuneration Report for the financial year preceding the start of the performance period.

At the end of each performance period we review performance against the targets, using judgement to account for items such as (but not limited to) mergers, acquisitions, disposals, foreign exchange rate movements, changes in accounting treatment, material one-off tax settlements etc. The application of judgement is important to ensure that the final assessments of performance are fair and appropriate.

Malus and clawback

The Remuneration Committee reviews the incentive plan results before any payments are made to executives or any shares vest and has full discretion to adjust the final payment or vesting if they believe circumstances warrant it. In particular, the Remuneration Committee has the discretion to use either malus or clawback as it sees appropriate. In the case of malus, the award may lapse wholly or in part, may vest to a lesser extent than it would otherwise have vested or vesting may be delayed.

In the case of clawback, the Remuneration Committee may recover bonus amounts that have been paid up to three years after the relevant payment date, or recover share awards that have vested up to five years after the relevant grant date. In line with best practice guidance, the key trigger events for the use of the clawback arrangements include material misstatement of results, material miscalculation of performance condition outcomes, the Executive Director's gross misconduct, or breach of their restrictive covenants, the Executive Director causing a material financial loss to the Group as a result of reckless or negligent conduct or inappropriate values or behaviour, corporate failure or serious reputational damage.

Subject to approval of this Remuneration Policy, these arrangements will be applicable to all bonus amounts paid, or share awards granted, following the 2023 AGM. The current clawback arrangements, which are set out in the Remuneration Policy approved by shareholders at the 2020 AGM, have been applicable to all bonus amounts paid, or share awards granted, since the 2020 AGM.

The Remuneration Policy table

The table below summarises the main components of the reward package for Executive Directors.

Fixed pay: **Base salary**	
Purpose and link to strategy	**To attract and retain the best talent**
Operation	Salaries are usually reviewed annually and fixed for 12 months commencing 1 July. Decisions are influenced by: — the level of skill, experience and scope of responsibilities; — business performance, scarcity of talent, economic climate and market conditions; — increases elsewhere within the Group; and — external comparator groups (which are used for reference purposes only) made up of companies of similar size and complexity to Vodafone.
Opportunity	Average salary increases for existing Executive Committee members (including Executive Directors) will not normally exceed average increases for employees in other appropriate parts of the Group. Increases above this level may be made in specific situations. These situations could include (but are not limited to) internal promotions, changes to role, material changes to the business and exceptional Company performance.
Performance metrics	None.

Fixed pay: **Pension**	
Purpose and link to strategy	**To remain competitive within the marketplace**
Operation	— Executive Directors may choose to participate in the defined contribution pension scheme or to receive a cash allowance in lieu of pension.
Opportunity	— The pension contribution or cash payment is equal to the maximum employer contribution available to our UK employees under our Defined Contribution scheme (currently 10% of annual gross salary).
Performance metrics	None.

Fixed pay: **Benefits**	
Purpose and link to strategy	**To aid retention and remain competitive within the marketplace**
Operation	— Travel-related benefits. These may include (but are not limited to) a company car or cash allowance, fuel and access to a driver where appropriate. — Private medical, death and disability insurance and annual health checks for the Executive Directors and their families. — In the event that we ask an individual to relocate we would offer them support in line with Vodafone's relocation and international assignment policies. This may cover (but is not limited to) relocation, cost of living allowance, housing, home leave, education support, and tax equalisation and advice. — Legal and tax support fees if appropriate. — Other benefits are also offered in line with the benefits offered to other employees, for example, our all-employee share plan, mobile phone discounts, maternity/paternity benefits, sick leave, paid holiday etc.
Opportunity	— Benefits will be provided in line with appropriate levels indicated by local market practice in the country of employment, though no monetary maximum has been set. — We expect to maintain benefits at the current level but the value of any benefit may fluctuate depending on, amongst other things, personal situation, insurance premiums and other external factors.
Performance metrics	None.

Remuneration Policy (continued)

Annual bonus – Global Short-Term Incentive Plan ('GSTIP')	
Purpose and link to strategy	**To drive behaviour and communicate the key priorities for the year.** **To motivate employees and incentivise delivery of performance over the one-year operating cycle.** **The financial metrics drive our growth strategies whilst also focusing on improving operating efficiencies.** **The strategic measures aim to ensure a great customer experience remains at the heart of what we do.**
Operation	– Bonus levels and the appropriateness of measures and weightings are reviewed annually to ensure they continue to support our strategy. – Performance over the financial year is measured against stretching financial and non-financial performance targets set at the start of the financial year. – The annual bonus is usually paid in cash in June each year for performance over the previous year. A mandatory deferral of 25% of post-tax bonus earned into shares for two years will normally apply except where an Executive Director has met or exceeded their share ownership requirement. The Remuneration Committee retains the discretion to adjust the size of the bonus based on the achievement of the relevant performance conditions to reflect the Company's and the Executive Director's underlying performance and any other factors the Remuneration Committee considers appropriate.
Opportunity	– Bonuses can range from 0 to 200% of base salary, with 100% paid for on-target performance.
Performance metrics	– Performance over each financial year is measured against stretching targets set at the beginning of the year. – The performance measures normally comprise a mix of financial and strategic measures. Financial measures may include (but are not limited to) profit, revenue and cash flow with a weighting of no less than 50%. Strategic measures may include (but are not limited to) customer appreciation KPIs such as churn, revenue market share, and NPS.

Long-term incentive – Global Long-Term Incentive Plan ('GLTI')	
Purpose and link to strategy	**To motivate and incentivise delivery of sustained performance over the long term.** **To support and encourage greater shareholder alignment through a high level of personal share ownership.** **The use of free cash flow as the principal performance measure ensures we apply prudent cash management and rigorous capital discipline to our investment decisions.** **The use of TSR along with a performance period of not less than three years means that we are focused on the long-term interests of our shareholders.** **The use of ESG metrics reflects the importance of our performance and progress against our long-term ambitions in this area.**
Operation	– Award levels and the framework for determining vesting are reviewed annually. – Long-term incentive awards consist of awards of shares subject to performance conditions which are granted in respect of any financial year. – Awards will vest based on Group performance against the performance metrics set out below, measured over a period of normally not less than three years. In exceptional circumstances, such as but not limited to where a delay to the grant date is required, the Remuneration Committee may set a vesting period of less than three years, although awards will continue to be subject to a performance period of at least three years. – Awards may be subject to a mandatory two-year post-vesting holding period before the underlying shares can be sold. – Dividend equivalents are paid in cash and/or shares by reference to the vesting period (and holding period, if applicable) in respect of shares that vest.
Opportunity	– Maximum long-term incentive face value at award of 500% of base salary for the Chief Executive and 450% for other Executive Directors in respect of any financial year. – Threshold long-term incentive face value at award is 20% of maximum opportunity. Minimum vesting is 0% of maximum opportunity. Awards vest on a straight-line basis between threshold and maximum. – The Remuneration Committee retains the discretion to adjust the extent to which an award vests based on the achievement of the relevant performance conditions and to reflect the Company's and Executive Director's underlying performance and any other factors the Remuneration Committee considers appropriate. In addition, the Remuneration Committee has the discretion to reduce long-term incentive grant levels for Executive Directors who have neither met their shareholding guideline nor increased their shareholding by 100% of salary during the year.
Performance metrics	– Performance is measured against stretching targets set at the time of grant. – Vesting is determined based on the following measures: adjusted free cash flow as our operational performance measure, relative TSR against a peer group of companies as our external performance measure, and ESG as a measure of our external impact and commitment to our purpose. – Weightings will be determined each year and will normally constitute 60% on adjusted free cash flow, 30% on relative total shareholder return, and 10% on ESG. The Remuneration Committee will determine the actual weighting of an award prior to grant, taking into account all relevant information.

Notes to the Remuneration Policy table

Existing arrangements

We will honour existing awards, incentives, benefits and contractual arrangements made to individuals prior to their promotion to the Board and/or prior to the approval and implementation of this Remuneration Policy. For the avoidance of doubt this includes payments in respect of any award granted under any previous Remuneration Policy. This will last until the existing incentives vest (or lapse) or the benefits or contractual arrangements no longer apply.

Long-term incentive ('GLTI')

When referring to our long-term incentive awards we use the financial year end in which the award was made. For example, the "2023 award" was made in the financial year ending 31 March 2023. The awards are usually made in the first half of the financial year.

The extent to which awards vest depends on three performance conditions:

– underlying operational performance as measured by adjusted free cash flow;
– relative Total Shareholder Return ('TSR') against a peer group median; and
– performance against our Environmental, Social, and Governance ('ESG') targets.

Further details of these performance conditions are set out below. The Remuneration Committee reserves the right during the lifetime of the Remuneration Policy to change the performance conditions applicable to GLTI awards to other financial, shareholder return and strategic metrics, if the Remuneration Committee determines that to do so would be in the best interests of the Company. However, in such circumstances, the majority of the GLTI awards would continue to remain subject to financial performance targets. The Remuneration Committee would engage with major shareholders prior to changing the performance conditions applicable to GLTI awards in this way.

Adjusted free cash flow

The free cash flow performance is based on the cumulative adjusted free cash flow figure over the performance period. The detailed targets and the definition of adjusted free cash flow are determined each year as appropriate. The target adjusted free cash flow level is set by reference to our long-range plan and market expectations. The Remuneration Committee sets these targets to be sufficiently demanding and with significant stretch.

The cumulative adjusted free cash flow vesting levels as a percentage of the award subject to this performance element are shown in the table below (with linear interpolation between points):

Performance	Vesting percentage (% of FCF element)
Below threshold	0%
Threshold	20%
Maximum	100%

Relative TSR

We have a limited number of appropriate peers and this makes the measurement of a relative ranking system volatile. As such, the outperformance of the median of a peer group is felt to be the most appropriate TSR measure. The peer group and outperformance range for the performance condition are reviewed each year and amended as appropriate.

The TSR vesting levels as a percentage of the award subject to this performance element are shown in the table below (with linear interpolation between points):

Performance	Vesting percentage (% of TSR element)
Below threshold	0%
Threshold (median)	20%
Maximum (outperformance of median as determined per award)	100%

In order to determine the percentages for the equivalent outperformance levels above median, the Remuneration Committee seeks independent external advice.

ESG performance

Our ESG targets are set on an annual basis (in accordance with our approach for our other performance measures) and are aligned to our externally communicated ambitions in this area. Where performance is below the agreed ambition, the Remuneration Committee will use its discretion to assess vesting based on performance against the stated ambition and any other relevant information.

Remuneration policy for other employees

While our remuneration policy follows the same fundamental principles across the Group, packages offered to employees reflect differences in market practice in the different countries, role and seniority.

For example, the remuneration package elements for our Executive Committee are essentially the same as for the Executive Directors with some minor differences, for example smaller levels of share awards and local variances where appropriate. The remuneration for the next level of management, our Senior Leadership Team, again follows the same principles with local and/or individual performance aspects in the annual bonus targets and GLTI awards. They also receive lower levels of share awards which are partly delivered in conditional share awards without performance conditions.

Remuneration Policy (continued)

Estimates of total future potential remuneration from 2024 pay packages

The tables below provide estimates of the potential future remuneration for Executive Directors based on the remuneration opportunity to be granted in the 2024 financial year. Potential outcomes based on different performance scenarios are provided in accordance with the relevant regulatory requirements.

The assumptions underlying each scenario are described below.

		Base (£'000)	Benefits (£'000)	Pension (£'000)	Total fixed (£'000)
Fixed	Consists of base salary, benefits and pension.				
	Base salary is at 1 July 2023.				
	Benefits are valued using the figures in the total remuneration for the 2023 financial year table on page 94 (of the 2023 annual report).				
	Pensions are valued by applying cash allowance rate of 10% of base salary at 1 July 2023.				
	Group Chief Executive and Chief Financial Officer	1,250	26	125	1,401
Mid-point	Based on what a Director would receive if performance was in line with the Company's business plan.				
	The opportunity for the annual bonus ('GSTIP') is 100% of base salary under this scenario.				
	The opportunity for the long-term incentive ('GLTI') reflects assumed achievement mid-way between threshold and maximum performance.				
Maximum	The maximum award opportunity for the GSTIP is 200% of base salary.				
	The maximum GLTI opportunity reflects full vesting based on the maximum award levels set out in this Remuneration Policy (i.e. 500% of base salary for the Chief Executive and 450% of base salary for the Chief Financial Officer).				
Maximum +50%	The same assumptions apply as for 'Maximum' but with a 50% uplift in the value of the GLTI award.				
All scenarios	Long-term incentives consist of share awards only which are measured at face value, i.e. no assumption is made for dividend equivalents which may be payable.				

Margherita Della Valle

Group Chief Executive and Chief Financial Officer   £'000



■ Salary, Benefits, and Pension   ■ Annual Bonus   ■ Long-Term Incentive

Recruitment remuneration

Our approach to recruitment remuneration is to pay no more than is necessary and appropriate to attract the right talent to the role.

The Remuneration Policy table (pages 88 and 89) sets out the various components which would be considered for inclusion in the remuneration package for the appointment of an Executive Director. Any new Director's remuneration package will take into account the elements and constraints of those of the existing Directors performing similar roles and the individual circumstances of the new Director. This means a potential maximum bonus opportunity of 200% of base salary and long-term incentive maximum face value of opportunity at award of 500% of base salary.

When considering the remuneration arrangements of individuals recruited from external roles to the Board, we will take into account the remuneration package of that individual in their prior role. We only provide additional compensation to individuals for awards forgone. If necessary we will seek to replicate, as far as practicable, the level and timing of such remuneration, taking into account also any remaining performance requirements applying to it. This will be achieved by granting awards of cash or shares that vest over a timeframe similar to those forfeited and, if appropriate, based on performance conditions. A commensurate reduction in quantum will be applied where it is determined that the new awards are either not subject to performance conditions or subject to performance conditions that are not as stretching as those of the awards forfeited. Where it is not practicable to grant these 'buy-out' awards using the GLTI rules submitted to shareholders at the 2023 AGM, the Company may grant these awards using bespoke arrangements.

Service contracts of Executive Directors

Executive Directors' contracts have rolling terms and can be terminated with no more than 12 months' notice.

The key elements of the service contract for Executive Directors relate to remuneration, payments on loss of office (see next page), and restrictions during active employment (and for 12 months thereafter). These restrictions include non-competition and non-solicitation of customers and employees.

Treatment of corporate events

All of the Company's share plans contain provisions relating to a change of control of the Company. Outstanding awards and options would normally vest and become exercisable on a change of control taking into account, in respect of GLTI awards, the extent to which, in the Remuneration Committee's opinion, any relevant performance conditions are satisfied, the Company's and the Executive Director's performance, any other relevant factors and, unless the Remuneration Committee determines otherwise, the proportion of the vesting period that has elapsed.

In the event of a demerger, distribution (other than an ordinary dividend) or other transaction which would affect the current or future value of any award, the Remuneration Committee may allow awards to vest on the same basis as for a change of control described above. Alternatively, an adjustment may be made to the number of shares if considered appropriate.

Payments for departing Executive Directors

In the table below we summarise the key elements of our Remuneration Policy on payments for loss of office. We will always comply both with the relevant plan rules and local employment legislation. The Remuneration Committee may make any statutory payment that is required in any relevant jurisdiction.

Provision	Policy
Notice period and compensation for loss of office in service contracts	− 12 months' notice from the Company to the Executive Director. − Up to 12 months' base salary and contractual benefits (in line with the notice period). Notice period payments will either be made as normal (if the Executive Director continues to work during the notice period or is on gardening leave) or they will be made as monthly payments in lieu of notice (subject to mitigation if alternative employment is obtained).
Treatment of annual bonus ('GSTIP') on termination under plan rules	− The annual bonus may be pro-rated for the period of service during the financial year and will reflect the extent to which Company performance has been achieved. The annual bonus may be paid in such proportions of cash and shares, and subject to such deferral arrangements, as the Remuneration Committee may determine. − The Remuneration Committee has discretion to adjust the entitlement to an annual bonus to reflect the individual's performance and the circumstances of the termination.
Treatment of unvested long-term incentive awards ('GLTI') on termination under plan rules	− Normally, unvested GLTI awards will lapse when an Executive Director leaves the Group. However, an Executive Director's award will vest in accordance with the terms of the plan to the extent determined by the Remuneration Committee taking into account applicable performance conditions, the underlying performance of the Company and of the Executive Director and any other relevant factors, if the Executive Director dies in service or leaves because of their ill health, injury, disability, redundancy or retirement, or the sale of their employing company or business out of the Group or for any other reason determined by the Remuneration Committee, more than five months after the month in which the award is granted. The Remuneration Committee has discretion to determine whether the award will vest at the normal vesting date or earlier. The Remuneration Committee will determine the satisfaction of performance conditions applicable to the award. Awards will, unless the Remuneration Committee determines otherwise, be pro-rated for the proportion of the vesting period that had elapsed at the date the Executive Director leaves the Group. − The Remuneration Committee has discretion to vary the level of vesting as deemed appropriate, and in particular to determine that awards should not vest for reasons which may include, at their absolute discretion, departure in case of poor performance, departure without the agreement of the Board, or detrimental competitive activity.
Pension and benefits	− Generally pension and benefit provisions will continue to apply until the termination date. − Where appropriate other benefits may be receivable, such as (but not limited to) payments in lieu of accrued holiday, legal fees, tax advice costs in relation to the termination and outplacement support. − Benefits of relatively small value may continue after termination where appropriate, such as (but not limited to) mobile phone provision.

In exceptional circumstances, an arrangement may be established specifically to facilitate the exit of a particular individual albeit that any such arrangement would be made within the context of minimising the cost to the Group. We will only take such a course of action in exceptional circumstances and where it is considered to be in the best interests of shareholders.

Chair and Non-Executive Directors' remuneration

Our policy is for the Chair to review the remuneration of Non-Executive Directors annually following consultation with the Remuneration Committee Chair. Fees for the Chair are set by the Remuneration Committee.

Element	Policy
Fees	− We aim to pay competitively for the role including consideration of the time commitment required. We benchmark the fees against an appropriate external comparator group. We pay a fee to our Chair which includes fees for chair of any committees. We pay a fee to each of our other Non-Executive Directors and they may receive an additional fee if they chair or are a member of a committee and/or hold the position of Senior Independent Director (although the Remuneration Committee does not currently intend to award additional fees for serving on a Board committee, other than for chairing that committee). Non-Executive Directors' fee levels are set within the maximum level as approved by shareholders as part of our Articles of Association. We review the structure of fees from time to time and may, as appropriate, make changes to the manner in which total fees are structured, including but not limited to any additional chair or membership fees.
Allowances	− Under a legacy arrangement, an allowance is payable each time certain non-Europe-based Non-Executive Directors are required to travel to attend Board and committee meetings to reflect the additional time commitment involved.
Incentives	− Non-Executive Directors do not participate in any incentive plans.
Benefits	− Non-Executive Directors do not participate in any benefit plans. The Company does not provide any contribution to their pension arrangements. The Chair is entitled to the use of a car and a driver whenever and wherever they are providing their services to or representing the Company. We have been advised that for Non-Executive Directors, certain travel and accommodation expenses in relation to attending Board meetings should be treated as a taxable benefit, therefore we also cover the tax liability for these expenses.

Non-Executive Director letters of appointment

Non-Executive Directors are engaged on letters of appointment that set out their duties and responsibilities. The appointment of Non-Executive Directors may be terminated without compensation. Non-Executive Directors are generally not expected to serve for a period exceeding nine years. For further information refer to the Nominations and Governance Committee section of the Annual Report.

Annual Report on Remuneration

Remuneration Committee

In this section we give details of the composition of the Remuneration Committee (the 'Committee') and activities undertaken during the 2024 financial year. The Committee's function is to exercise independent judgement and consists only of the following independent Non-Executive Directors:

Chair: Amparo Moraleda (appointed 25 July 2023), Valerie Gooding (until 25 July 2023)
Committee members: Delphine Ernotte Cunci, Michel Demaré and Dame Clara Furse (until 25 July 2023)

The Committee regularly consults with Margherita Della Valle, Group Chief Executive, and Leanne Wood, the Chief Human Resources Officer, on various matters relating to the appropriateness of awards for Executive Directors and senior executives, though they are not present when their own compensation is discussed. In addition, James Ludlow, the Group Reward and Policy Director, provides a perspective on information provided to the Committee, and requests information and analysis from external advisers as required. Maaike de Bie, the Group General Counsel and Company Secretary, advises the Committee on corporate governance guidelines and is Secretary to the Committee.

External advisers

The Committee seeks and considers advice from independent remuneration advisers where appropriate. The appointed advisers, WTW, were appointed by the Committee in 2007. The Chair of the Committee has direct access to these advisers as and when required, and the Committee determines the protocols by which these advisers interact with management in support of the Committee. The advice and recommendations of the external advisers are used as a guide, but do not serve as a substitute for thorough consideration of the issues by each Committee member. Advisers attend Committee meetings occasionally, as and when required by the Committee.

WTW is a member of the Remuneration Consultants' Group and, as such, voluntarily operates under the Remuneration Consultants' Group Code of Conduct in relation to executive remuneration consulting in the UK. This is based upon principles of transparency, integrity, objectivity, competence, due care and confidentiality by executive remuneration consultants. WTW has confirmed that it adhered to that Code of Conduct throughout the year for all remuneration services provided to Vodafone and therefore the Committee is satisfied that it is independent and objective. The Remuneration Consultants' Group Code of Conduct is available at remunerationconsultantsgroup.com.

Adviser	Appointed by	Services provided to the Committee	Fees for services provided to the Committee £'000[1]	Other services provided to the Company
WTW	Remuneration Committee in 2007	Advice on market practice; governance; provision of market data on executive reward; reward consultancy; and performance analysis.	£140	Reward and benefits consultancy; provision of benchmark data; outsourced pension administration; and insurance consultancy services.

Note:
1. Fees are determined on a time spent basis.

2023 Annual General Meeting – Remuneration Policy voting results

At the 2023 Annual General Meeting there was a binding vote on our Remuneration Policy. Details of the voting outcomes are provided in the table below.

	Votes for	%	Votes against	%	Total votes	Withheld
Remuneration Policy	16,676,713,036	95.18	845,122,413	4.82	17,521,835,449	435,210,254

2023 Annual General Meeting – Remuneration Report voting results

At the 2023 Annual General Meeting there was an advisory vote on our Remuneration Report. Details of the voting outcomes are provided in the table below.

	Votes for	%	Votes against	%	Total votes	Withheld
Remuneration Report	16,260,672,370	90.75	1,658,116,047	9.25	17,918,788,417	49,211,242

Meetings

The Remuneration Committee normally has five scheduled meetings per year, held either in person or via conference call. Details of the principal agenda items for these meetings for the year under review are set out below. In addition to these scheduled meetings, ad hoc meetings or conference calls can also take place when required. Meeting attendance can be found on page 70.

Meeting	Agenda items	
May 2023	– 2023 annual bonus achievement and 2024 targets/ranges – 2021 long-term incentive award vesting and 2024 targets/ranges	– External market update – 2023 Directors' Remuneration Report – Shareholder engagement
July 2023	– 2023 AGM update	– Share plan grant approval
November 2023	– External market update	– Share plan update
January 2024	– 2025 short-term incentive structure – Share plan update	– Gender Pay Gap reporting
March 2024	– Risk assessment of incentive plans – Remuneration arrangements across Vodafone – 2024 Directors' Remuneration Report	– Chair and Non-Executive Director fee levels – 2025 reward packages for the Executive Committee

2024 remuneration

In this section we summarise the pay packages awarded to our Executive Directors for performance in the 2024 financial year versus 2023. Specifically, we have provided a table that shows all remuneration that was earned by each individual during the year and computed a single total remuneration figure for the year. The value of the annual bonus ('GSTIP') reflects what was earned in respect of the year but will be paid out in the following year. Similarly the value of the long-term incentive ('GLTI') reflects the share award which will vest in August 2024 as a result of the performance through the three-year period ended 31 March 2024.

Consideration of the use of discretion

The Remuneration Committee reviews all incentive awards prior to payment and uses judgement to ensure that the final assessments of performance are fair and appropriate. If circumstances warrant it, the Committee may adjust the final payment or vesting.

The Committee reviewed incentive outcomes at the May 2024 meeting and considered the appropriateness of outcomes in light of wider financial and business performance and the wider employee experience across the relevant measurement periods for both the short-term and long-term incentive plans. The Committee agreed the outcomes were appropriate and that no adjustments were required to either the short-term or long-term incentive outcomes this year.

Board changes

Margherita Della Valle was appointed Group Chief Executive on 27 April 2023, having previously held the role on an interim basis effective 1 January 2023. Prior to this Margherita had held the role of Chief Financial Officer. Margherita's 2024 single figure therefore predominantly reflects remuneration received in respect of her time as Group Chief Executive whereas her 2023 single figure includes remuneration arrangements in relation to her time as Chief Financial Officer.

Luka Mucic was appointed Group Chief Financial Officer on 1 September 2023 and this period of service is reflected in his 2024 single figure.

Total remuneration for the 2024 financial year (audited)

	Margherita Della Valle		Luka Mucic	
	2024 £'000	2023 £'000	2024 £'000	2023 £'000
Salary/fees	1,238	806	443	–
Taxable benefits[1]	40	26	115	–
Annual bonus: GSTIP (see below for further detail)	1,780	1,206	631	–
Total long-term incentive:	1,198	1,288	–	–
GLTI awards[2,3]	894	977	–	–
GLTI dividends[4]	304	311	–	–
Pension/cash in lieu of pension	124	81	44	–
Total	**4,380**	**3,407**	**1,233**	**–**
Total Fixed Remuneration	1,402	913	602	–
Total Variable Remuneration	2,978	2,494	631	–

Notes:
1. Taxable benefits include amounts in respect of:
   – Private healthcare (2024: Margherita Della Valle £2,801; 2023: Margherita Della Valle £2,575);
   – Cash car allowance £19,200 p.a.;
   – Travel (2024: Margherita Della Valle £17,590, Luka Mucic £1,663; 2023: Margherita Della Valle £4,235); and
   – Relocation (2024: Luka Mucic £102,215).
2. The share prices used for the 2023 and 2024 values, as set out in note 3 below, are lower than the grant prices for the respective awards. As such, no amount of the value shown in the 2023 or 2024 column is attributable to share price appreciation during the performance or vesting periods.
3. The value shown in the 2023 column is the award which vested on 3 August 2023 and is valued using the execution share price on 3 August 2023 of 72.84 pence. The value shown in the 2024 column is the award which vests on 3 August 2024 and is valued using an average closing share price over the last quarter of the 2024 financial year of 67.84 pence.
4. Under the GLTI, executives receive a cash award equivalent in value to the dividends that would have been paid during the vesting period on any shares that vest. The dividend value shown in 2024 relates to awards vesting on 3 August 2024.

2024 annual bonus ('GSTIP') payout (audited)

In the table below we disclose our achievement against each of the performance measures and targets in our annual bonus ('GSTIP') and the resulting total annual bonus payout level for the year ended 31 March 2024 of 71.2% of maximum. This is applied to the maximum bonus level of 200% of base salary for each Executive Director. Commentary on our performance against each measure is provided on the next page.

Performance measure	Payout at maximum performance (% of salary)	Actual payout (% of salary)	Actual payout (% of overall bonus maximum)	Threshold performance level €bn	Target performance level €bn	Maximum performance level €bn	Actual performance level[1] €bn
Service revenue	40.0%	37.3%	18.7%	36.3	37.4	38.5	38.4
Adjusted EBIT	40.0%	25.9%	12.9%	3.8	4.5	5.3	4.7
Adjusted free cash flow	40.0%	34.4%	17.2%	2.7	3.2	3.7	3.6
Revenue market share	20.0%	10.5%	5.2%				
Net Promoter Score	40.0%	22.4%	11.2%				
Churn	20.0%	11.9%	6.0%	See overleaf for further details			
Total annual bonus payout level	**200.0%**	**142.4%**	**71.2%**				

Note:
1. These figures are adjusted for the impact of M&A, foreign exchange movements and any changes in accounting treatment.

Annual Report on Remuneration (continued)

Financial metrics

As set out in the table above, EBIT finished above the mid-point of the respective target ranges whilst service revenue and free cash flow finished between the mid and maximum point of the respective target ranges.

Customers metrics

An assessment of performance under the customers measures was conducted on a market-by-market basis. Each market was assessed against a number of different metrics against the following measures:

– Net Promoter Score ('NPS') for both Consumer and Vodafone Business – defined as the extent to which our customers would recommend us.
– Churn – defined as total gross customer disconnections in the period divided by the average total customers in the period.
– Revenue market share ('RMS') – based on our total service revenue and that of our competitors in the markets we operate in.

All measures utilise data from our local markets which is collected and validated for quality and consistency by independent third-party agencies where possible. Further details on our performance against each key metric is set out below.

During the year we recorded strong Consumer NPS market leadership or co-leadership positions in UK, Italy, Ireland, Portugal and Albania in Europe, and South Africa, Egypt, Tanzania, Lesotho and DRC in Africa. Our benchmark Consumer NPS monitoring was supported with additional insight gained from launching lifecycle NPS monitoring across a number of our markets. This methodology assessed our progress against our strategic focus of reducing the number of deep detractors by asking whether customers would recommend Vodafone to friends, family or colleagues. All but one of our markets saw a reduction in deep detractors with notable progress made in Portugal, Turkey and the UK. Overall, we reduced deep detractors by 14% in Europe and 16% at a Group level - a reduction of over four million unhappy customers from the start of the year. In respect of Business NPS, we ended the performance period holding the lead position in five markets and made significant improvements in our gap to market leaders in Germany and Turkey.

We have recorded broadly stable overall churn levels in our European markets. In respect of mobile, we have maintained low churn levels in Vodacom Group and in a number of our European markets. In both Germany and the UK we have seen year-on-year improvements and in the UK this has been principally driven by customer experience initiatives. In respect of our fixed services, we have recorded steady year-on-year results in Europe and improvements in Turkey and our African markets despite economic and geopolitical challenges.

We have reported steady results in our overall RMS position this year with good performance reported in a majority of our markets, supported by an updated pricing strategy. We have seen year-on-year improvements in our fixed line services in markets including, but not limited to, the UK, Egypt, Greece and Czech Republic. Elsewhere in our mobile services, we have reported improvements in South Africa, Egypt, Portugal and Romania.

It is within this context that performance against our customers measures during the year was judged to be above the mid point of the respective ranges for NPS and churn and at the mid point of the target range for RMS.

Overall outcome

2024 annual bonus ('GSTIP') amounts	Base salary £'000	Maximum bonus % of base salary	2024 payout % of maximum	Actual payment £'000
Margherita Della Valle	1,250	200%	71.2%	1,780[1]
Luka Mucic	760	200%	71.2%	631[1,2]

Notes:
1. 25% of both executives' post-tax bonus will be deferred into shares for two years.
2. Reflects bonus paid in respect of period served.

Long-term incentive ('GLTI') award vesting in August 2024 (audited)

Vesting outcome

The 2022 long-term incentive ('GLTI') awards which were made to executives in August 2021 will vest at 48.9% of maximum in August 2024. The performance conditions for the three-year period ending in the 2024 financial year are as follows:

Adjusted FCF performance – 60% of total award (€bn)		TSR outperformance – 30% of total award		TSR peer group	
Below threshold	<15.00	Below threshold	Below median	BT Group	Orange
Threshold	15.00	Threshold	Median	Deutsche Telekom	Royal KPN
Maximum	17.00	Maximum	8.50% p.a.	Liberty Global	Telecom Italia
				MTN	Telefónica
				Telefónica Deutschland	

ESG performance – 10% of total award				
Purpose pillar	ESG metric for 2022 GLTI	Overall ambition at time of 2022 GLTI	Baseline position for 2022 GLTI	Ambition for 2022 GLTI (10% of total award)
Planet	Greenhouse gas reduction	50% reduction from FY17 baseline by 2025	37% reduction from FY17 baseline at 31 March 2021	60% reduction from FY17 baseline by 31 March 2024
Inclusion for All	Women in management	40% representation of women in management by 2030	32% representation of women in management at 31 March 2021	35% representation of women in management by 31 March 2024
Digital Society / Inclusion for All	M-Pesa connections	Connect >50m people and their families to mobile money by 2025	48.3m connections at 31 March 2021	68.2m connections by 31 March 2024

The adjusted free cash flow for the three-year period ended on 31 March 2024 was €16.1 billion and equates to vesting under the FCF element of 65.3% of maximum.

The chart to the right shows that our TSR performance over the three-year period ended on 31 March 2024 was below the median of the peer group resulting in no vesting under this measure.

ESG performance across our three metrics was as follows:

– GHG reduction: exceeded GHG reduction of 60% from the FY17 baseline as at 31 March 2024.
– Women in management: exceeded 35% representation of women in management at 31 March 2024.
– M-Pesa: slightly below ambition of 68.2m connections at 31 March 2024.

The Committee reviewed the above performance and determined vesting under the ESG element of 96.9% of maximum. This reflected full achievement under the GHG reduction and the Women in management metrics where ambitions were exceeded, and partial vesting under the M-Pesa metric where strong progress against the stretching ambition was made.

2022 GLTI award: TSR performance

Growth in the value of a hypothetical US$100 holding over the performance period, six-month averaging



The vesting outcome when applied to the number of shares granted is set out in the table below.

2022 GLTI share awards subject to performance conditions vesting in August 2024	Maximum number of shares	Adjusted free cash flow performance payout % of maximum	Relative TSR performance payout % of maximum	ESG performance payout % of maximum	Weighted performance payout % of maximum	Number of shares vesting	Value of shares vesting ('000)
Margherita Della Valle	2,696,917	65.3%	0%	96.9%	48.9%	1,317,713	£893,936

Specified procedures are performed by our internal audit team over the adjusted free cash flow to assist with the Committee's assessment of performance. The performance assessment in respect of the TSR measure is undertaken by WTW. ESG performance is presented to the ESG Committee and the Audit and Risk Committee prior to the achievement level being reviewed by the Remuneration Committee. Details of how the plan works can be found in the Remuneration Policy.

Long-term incentive ('GLTI') awarded during the year (audited)
The independent performance conditions for the 2024 long-term incentive awards made in July 2023, and subject to a three-year performance period ending 31 March 2026, are adjusted free cash flow (60% of total award), relative TSR (30% of total award) and ESG (10% of total award) performance as follows:

Adjusted FCF performance (60% of total award)	Adjusted FCF performance (€bn)	Vesting percentage (% of FCF element)
Below threshold	<9.0	0%
Threshold	9.0	20%
Maximum	11.0	100%

TSR performance (30% of total award)	TSR outperformance	Vesting percentage (% of TSR element)
Below threshold	Below median	0%
Threshold	Median	20%
Maximum	7.00% p.a.	100%

TSR peer group			
BT Group	Deutsche Telekom	Liberty Global	MTN
Orange	Royal KPN	Telecom Italia	Telefónica
Telefónica Deutschland			

Annual Report on Remuneration (continued)

ESG performance – 10% of total award

Purpose pillar	ESG metric for 2024 GLTI	Overall ambition	Baseline position for 2024 GLTI	Ambition for 2024 GLTI
Planet	Net zero	Net zero under Scope 1 & 2 by 2030[1]	52% reduction in Scope 1 & 2 emissions versus a FY20 baseline at 31 March 2023	84% reduction in Scope 1 & 2 emissions versus a FY20 baseline by 31 March 2026
Inclusion for All	Female representation in management	40% representation of women in management by 2030	34% representation of women in management at 31 March 2023	36% representation of women in management by 31 March 2026
Digital Society/ Inclusion for All	Financial inclusion customers	>75m financial inclusion customers by 2026	60.7m financial inclusion customers at 31 March 2023	70.0m financial inclusion customers by 31 March 2026

Note:
1. This carbon reduction ambition has been approved by the Science Based Targets initiative.

The table below sets out the conditional awards of shares made to Margherita Della Valle in July 2023 and Luka Mucic in November 2023. The number of shares awarded for the maximum vesting level granted were based on the closing share price prior to the day of grant. At the time of the awards vesting, the Remuneration Committee will assess if any adjustments are required based on any windfall gains believed to have occurred.

2024 GLTI performance share awards made in 2023[1]	Maximum vesting level (number of shares)	Maximum vesting level (face value[2])	Proportion of maximum award vesting at minimum performance	Performance period end
Margherita Della Valle	8,061,395	£6,250,000	1/5th	31 Mar 2026
Luka Mucic	4,670,854	£3,400,000	1/5th	31 Mar 2026

Notes:
1. GLTI awards were granted as conditional share awards over shares with a value equal to the percentages of salary referred to on page 99. Dividend equivalents on the shares that vest are paid in cash after the vesting date.
2. Face value calculated based on the closing share price on 26 July 2023 (day immediately preceding the date of the July grant) of 77.5 pence in respect of the award made to Margherita Della Valle and the closing share price on 16 November 2023 (day immediately preceding the date of the November grant) of 73.2 pence in respect of the award made to Luka Mucic.

Outstanding awards

The structure for awards made in July 2022 (vesting July 2025) and July 2023 (vesting July 2026) is set out on the previous page. Further details of the structure of these awards, and relevant targets, can be found in the Annual Report on Remuneration of the relevant year.

All-employee share plans

During the year the Executive Directors were eligible to participate in the Vodafone Group Sharesave Plan which is a HM Revenue & Customs ('HMRC') approved scheme. Options under the plan are granted at up to a 20% discount to market value. No Executive Directors currently hold options under the plan.

Pensions (audited)

During the 2024 financial year, Margherita Della Valle accrued benefits under the defined contribution pension plan of £10,000, with the remainder of her 10% of base salary pension benefit for the year delivered as a cash allowance. Luka Mucic received a pro-rated cash allowance of 10% of base salary.

Margherita Della Valle has not participated in a Vodafone sponsored defined benefit scheme during her employment. The Executive Directors are provided benefits in the event of death in service. In the event of ill health, an entitlement to benefit of two-thirds of base salary, up to a maximum benefit determined by the insurer, may be provided up until state pension age. In respect of the Executive Committee members, during the year the Group has made aggregate contributions of £171,177 (2023: £147,507) into defined contribution pension schemes during the year.

Alignment to shareholder interests (audited)

Share ownership levels and requirements for individuals who held the position of Executive Director are set out in the table below.

As shown in the chart below, both executives increased their shareholding level during the year. The share price used for measurement purposes decreased from 93.85 pence for the 31 March 2023 measurement to 67.84 pence for the 31 March 2024 measurement.

At 31 March 2024	Requirement as a % of salary	Current % of salary held	% of requirement achieved	Number of shares owned	Value of shareholding	Date for requirement to be achieved
Margherita Della Valle	500%	172%	34%	3,172,674	£2.2m	Apr 2028
Luka Mucic	400%	322%	81%	3,610,000	£2.4m	Sep 2028

Margherita Della Valle (as at 31 March 2024)

Goal deadline: April 2028

Actual holding (number of shares) | Holding scenario (% of salary)


3.2m
42%
increase
2.2m
31/03 2024
31/03 2023
500%
172%
292%
138%
207%
Goal
Actual 31/03 2024
Actual 31/03 2023
Illustrative 20% SP decrease
Illustrative 20% SP increase

Luka Mucic (as at 31 March 2024)

Goal deadline: September 2028

Actual holding (number of shares) | Holding scenario (% of salary)


3.6m
31/03 2024
31/03 2023
400%
322%
258%
387%
Goal
Actual 31/03 2024
Illustrative 20% SP decrease
Illustrative 20% SP increase

The shareholding requirements include a post-employment condition whereby the Executive Directors will need to continue to hold shares equivalent to the value of their requirement at the date of departure (or actual holding on departure if the requirement has not been reached during employment) for a further two years post-employment. The Committee has a number of processes in place to ensure this condition is met, including executives agreeing to these terms prior to receiving an award, executives holding the majority of their shares (and at least up to the value of their requirement) in a Company-accessible account, and the Committee having the ability to lapse any unvested GLTI awards if the condition is not met.

Collectively the Executive Committee, including the Executive Directors, owned 28,937,317 Vodafone shares at 31 March 2024, with a value of over £19.6 million. None of the Executive Committee members' shareholdings amounts to more than 1% of the issued shares in that class of share, excluding treasury shares.

Directors' interests in the shares of the Company (audited)

A summary of interests in shares and scheme interests of the Directors who served during the year is given below. More details of the outstanding shares subject to award are set out in the table below. Neither Executive Director held any options at 31 March 2024.

At 31 March 2024	Total number of interests in shares (at maximum)[1]	Unvested with performance conditions (at target)	Unvested with performance conditions (at maximum)
Executive Directors			
Margherita Della Valle	18,350,321	9,106,588	15,177,647
Luka Mucic	8,280,854	2,802,512	4,670,854
Total	**26,631,175**	**11,909,100**	**19,848,501**

Note:
This includes both owned shares and the maximum number of unvested share awards.

The total number of interests in shares includes interests of connected persons, unvested share awards and share options.

At 31 March 2024	Total number of interests in shares
Non-Executive Directors	
Stephen A. Carter CBE	107,598
Delphine Ernotte Cunci	30,000
Sir Crispin Davis (position at retirement)	34,500
Michel Demaré	100,000
Hatem Dowidar (appointed 19 February 2024)	–
Dame Clara Furse (position at retirement)	150,000
Valerie Gooding (position at retirement)	28,970
Deborah Kerr	(ADRs) 12,000[1]
Amparo Moraleda	30,000
David Nish	107,018
Christine Ramon	–
Simon Segars	40,000
Jean-François van Boxmeer	1,208,998

Note:
1. One ADR is equivalent to 10 ordinary shares.

Other than those individuals included in the tables above who were Board members at 31 March 2024, members of the Group's Executive Committee at 31 March 2024 had an aggregate beneficial interest in 22,154,643 ordinary shares of the Company. At 14 May 2024, the Directors had an aggregate beneficial interest in 8,418,288 ordinary shares of the Company and the Executive Committee members had an aggregate beneficial interest in 21,503,820 ordinary shares of the Company. None of the Directors or the Executive Committee members had an individual beneficial interest amounting to greater than 1% of the Company's ordinary shares.

Performance share awards

The maximum numbers of shares subject to outstanding awards that have been granted to Directors under the long-term incentive ('GLTI') plan are currently as follows:

GLTI performance share awards	2022 award Awarded: August 2021 Performance period ending: March 2024 Vesting date: August 2024 Share price at grant: 116.8 pence	2023 award Awarded: July 2022/February 2023 Performance period ending: March 2025 Vesting date: July 2025 Share price at grant: 122.4 pence	2024 award Awarded: July 2023/November 2023 Performance period ending: March 2026 Vesting date: July 2026 Share price at grant: 77.5 pence
Margherita Della Valle	2,696,917	4,419,335	8,061,395
Luka Mucic	–	–	4,670,854

Note:
1. The Committee will review the performance outcome of all awards to assess whether any windfall gains are present at the point of vest.

Details of the performance conditions for the awards can be found on pages 108 to 110 or in the Remuneration Report from the relevant year.

Annual Report on Remuneration (continued)

Share options

As at 31 March 2024 and 14 May 2024 no Directors held any share options.

At 14 May 2024 members of the Group's Executive Committee held options for 56,692 ordinary shares at prices ranging from 58.4 pence to 103.0 pence per ordinary share, with a weighted average exercise price of 66.7 pence per ordinary share exercisable at dates ranging from 1 September 2024 to 1 September 2026.

Margherita Della Valle, Luka Mucic, Aldo Bisio, Ahmed Essam, Shameel Joosub, Joakim Reiter, Alberto Ripepi and Serpil Timuray held no options at 14 May 2024.

Loss of office payments (audited)

Other than amounts already disclosed in prior year reports, no loss of office payments were made during the year.

Payments to past Directors (audited)

During the 2024 financial year Lord MacLaurin received benefit payments in respect of security costs as per his contractual arrangements. These costs exceeded our de minimis threshold of £5,000 p.a. and, including the tax paid, were £47,842 (2023: £24,657).

Fees retained for external non-executive directorships

Executive Directors may hold positions in other companies as non-executive directors and retain the fees paid to them in respect of these services.

During the year ended 31 March 2024, Margherita Della Valle served as a non-executive director on the board of Reckitt Benckiser Group plc where she retained fees of £123,500 (2023: £118,000). Luka Mucic served as a non-executive director on the board of Heidelberg Materials AG where he retained fees of €204,680.

2024 remuneration for the Chair and Non-Executive Directors (audited)

	Salary/fees		Benefits[1]		Total	
	2024 **£'000**	2023 £'000	**2024** **£'000**	2023 £'000	**2024** **£'000**	2023 £'000
Chair						
Jean-François van Boxmeer	650	650	39	29	689	679
Senior Independent Director						
David Nish	157	140	20	19	177	159
Non-Executive Directors						
Stephen A. Carter CBE	115	79	3	2	118	81
Delphine Ernotte Cunci	115	79	5	5	120	84
Michel Demaré	115	115	10	11	125	126
Hatem Dowidar (appointed 19 February 2024)	—[2]	–	0	–	0	–
Deborah Kerr	115	115	17	14	132	129
Amparo Moraleda	157	140	11	10	168	150
Christine Ramon	115	44	15	1	130	45
Simon Segars	137	79	16	12	153	91
Former Non-Executive Directors						
Sir Crispin Davis (stepped down 25 July 2023)	36	115	8	12	44	127
Dame Clara Furse (stepped down 25 July 2023)	36	115	5	9	41	124
Valerie Gooding (stepped down 25 July 2023)	52	165	7	10	59	175
Total	**1,800**	**1,836**	**156**	**134**	**1,956**	**1,970**

Notes:
1. This includes certain travel and accommodation expenses in relation to attending Board meetings which are treated as a taxable benefit. Values include these travel expenses and the corresponding tax contribution.
2. As part of the strategic relationship agreement with e&, Hatem Dowidar, the Group Chief Executive Officer of e&, was appointed as a Non-Executive Director effective 19 February 2024. As per the terms of the agreement, Hatem does not receive a fee for this role.

Pay in the wider context
Remuneration arrangements

As part of its review of executive remuneration arrangements, the Committee takes account of the pay policies in place across the wider business. This includes considering the structure of remuneration offerings at each level of the business to ensure there is a strong rationale for how packages evolve across the different levels of the organisation.

During the year the Committee reviewed the remuneration structure across the business, which included how our arrangements aligned with our strategy, supported our purpose, and celebrated the Spirit of Vodafone. The update also set out the results of the latest annual fair pay review, including where the key focus areas were and what actions had been agreed locally to implement any required adjustments.

Details of our remuneration offerings at each level of the business are provided on the following page.

	Executive Directors	Executive Committee	Senior Leadership Team	Wider workforce
Base salary	An annual benchmarking review is run across all levels of the organisation. At each level the review ensures appropriate job matches and comparator groups are used, with external market data used to help inform line manager decisions on salary increases. Our annual fair pay review (see below for further details) provides a robust process for ensuring new pay range positionings are fair across our organisation.			
Pension	Pension provision across all levels is driven by local market practice. As per our fair pay principles (see below), our global standard ensures all of our people have access to appropriate state- or company-provided pension provision.			
Benefits	Benefit provision across all levels is driven by local market practice. As per our fair pay principles, our global standard is to offer all our people life insurance, parental leave and access to either state- or company-provided healthcare provision.			
Spot cash recognition	Not applicable.			Certain employees are eligible to receive in-the-moment cash recognition for great performance throughout the year.
Short-term incentive	Eligible to participate (see page 99) with outcomes based on business performance.	Eligible to participate with outcomes based on business and individual performance.		Employees are eligible to participate in either the short-term incentive (with business and personal performance elements) or a commission scheme.
	The short-term Incentive performance measures are consistent across all levels of participants.			
Long-term incentive	Eligible to participate (see page 99). This is 100% based on performance with a three-year performance period and addition two-year holding period.	Eligible to participate in the long-term incentive, constituting part performance and part retention.		Subject to position, managers are eligible to participate in a long-term incentive award of restricted stock.
Share ownership (% of salary)	CEO: 500% Other: 400%	300%	Fixed number of shares set upon appointment.	Not applicable.

Recognising performance and potential

To ensure we recognise and differentiate the reward of our employees, the total value of an employee's short-term and, if relevant, long-term incentive is driven by their impact and talent rating. To be eligible for a short-term incentive award, employees must meet minimum performance standards, which include completion of our mandatory compliance training.

Fair pay at Vodafone

In addition to being a core principle of the Committee, there is a clear culture in our business of ensuring we offer competitive and fair pay to all our people. Our approach across our business is guided by the six principles set out below. Our commitment to these principles is reflected in how the UK-based Living Wage Foundation has certified us as an Accredited Living Wage employer.

1. Market competitive


The pay of our people is reflective of their skills, role and function and the external market.

We annually review the pay of each person and actively manage any who fall below the market competitive range.

2. Free from discrimination


Our pay should not be affected by gender, age, disability, gender identity and expression, sexual orientation, race, ethnicity, cultural heritage or belief.

We annually compare the average position of our men and women against their market benchmark, grade and function to identify and understand any differences and take action if necessary.

3. Ensure a good standard of living


We work with an independent organisation, WageIndicator Foundation, to assess how our pay compares to the 'living wage' in each of our markets because we are committed to providing a good standard of living for our people and their families.

4. Share in our successes


All our people should have the opportunity to share in our success by being eligible to receive some form of performance-related pay, e.g. a bonus, shares or sales incentive.

5. Provide benefits for all


Our global standard is to offer all our people life insurance, parental leave and access to either Company or state provided healthcare and pension provision.

6. Open and transparent


We ensure that our people understand their pay. We do this through a series of user-friendly guides, webpages and an annual reward statement, which help explain our people's pay and outline the value of their core reward package.

 Click to read more about fair pay at Vodafone: **vodafone.com/fair-pay**

Cost of living actions

Rising inflation levels and the subsequent cost of living crisis continue to affect a number of employees in our markets. As a result, we continue to provide targeted measures which include the delivery of additional or accelerated salary reviews and the provision of extra cash allowances outside the annual reward review cycle.

Given the rapid inflationary change affecting those in Egypt, a supplementary Cost of Living Allowance ('COLA') was introduced, prior to two off-cycle increases implemented during the year. In Turkey, where they are experiencing hyper-inflation, we took a similar approach by accelerating our salary reviews and providing two additional off-cycle increases.

Annual Report on Remuneration (continued)

In our European markets, we delivered a one-off payment to non-tariff Germany employees below senior leadership level and in Ireland we delivered a salary increase to front-line employees. For all our markets we carefully consider wider market conditions when setting salary budgets for the 2024 annual reward review.

Risk management

The Committee undertakes an annual review of the potential risks within our incentive plans and what steps have been taken to mitigate these. The review looks at both the structure of our incentives and the performance conditions used. Given our current structure and performance metrics, the 2024 review focused on risk areas such as capital expenditure and alignment between management and stakeholders.

Stakeholder engagement

The Committee considers all stakeholder groups when setting executive pay including:

Employees	The Committee is fully briefed on pay arrangements across the business to ensure any decisions on executive pay are made within our wider business context and take into account wider employee pay conditions. We engage with our employees through a variety of means including employee forums, interactive webinars (including with our executives), global Spirit Beat surveys and digital platforms, all of which give our people the chance to voice their opinion on any area of interest, including all-employee and executive pay.
Customers	The importance of customers to our strategy is reflected in how our annual bonus plan includes the customer-focused measures of Revenue Market Share, NPS, and Churn.
Shareholders	The Committee values the active participation of our shareholders during our consultations and fully considers all feedback as part of the review process.
Government	The Committee actively engages with external professional bodies and government departments when they issue consultations on proposed changes to legislation or reporting guidelines.
Wider society	The Committee is fully aware that society remains concerned about the risk of excessive executive pay practices in the wider market. The Committee believes that transparent reporting and active engagement in explaining both the operation of, and rationale for, executive pay decisions is key for businesses to retain trust in this area.

UK gender pay gap reporting

Each year we publish our UK gender pay gap in line with the statutory UK methodology. The nature of the statutory calculation means the gap will fluctuate year on year, influenced by changes in our business structure, Company performance and the percentage of men and women at all levels and positions. The existence of a UK gender pay gap in our business is primarily a consequence of more men than women holding senior or specialist, and therefore higher-paid, roles.

With our commitment to embed an inclusive culture, we continue our work to reduce the gap and have made good progress since the publication of our first report in 2017. Our global programmes aim to support women across different roles, areas, and geographies of our business and will, over time, reduce our specific UK gender pay gap, which this year was calculated as 9.0% – a slight decrease from our 2022 figure of 10.4%.

We are proud of the policies that we have put in place to support our employees and we remain committed to addressing female representation at senior levels and the gender pay gap.

Click to learn more about our initiatives, case studies, and key statistics on our dedicated UK gender pay gap webpage:
vodafone.com/uk-gender-pay-gap

Relative spend on pay

The chart below shows both the dividends distributed in the year and the total cost of remuneration in the Group.

€m



2,502	**2,433**	5,842	**6,246**
2023	**2024**	2023	**2024**
Distributed by way of dividends		Overall expenditure on remuneration for all employees	

Read more details on dividends and expenditure on remuneration for all employees, on pages 168 and 203 respectively

CEO pay ratio

The following table sets out our CEO pay ratio figures:

Year	CEO single figure (£'000)	Method	25th percentile pay ratio	Median pay ratio	75th percentile pay ratio
2024	4,380	Option B	106:1	69:1	50:1
2023[1]	4,394	Option B	127:1	62:1	71:1
2022	4,173	Option B	113:1	73:1	48:1
2021	3,551	Option B	106:1	87:1	42:1
2020	3,529	Option B	113.1	69.1	45.1
2019[2]	4,359	Option B	154:1	107:1	56:1

Notes:
1. The CEO single figure used in the calculation of the 2023 ratios reflects a blended figure for Nick Read and Margherita Della Valle, recognising the change in incumbency for the role during this year.
2. The CEO single figure used in the calculation of the 2019 ratios reflects a blended figure for Vittorio Colao and Nick Read, recognising the change in incumbency for the role during this year.

The pay ratio figures in the above table are calculated using the following total pay and benefits information:

Year	Supporting information	25th percentile pay ratio (£'000)	Median pay ratio (£'000)	75th percentile pay ratio (£'000)
2024	Salary	35.9	54.6	72.8
	Total pay and benefits	41.3	63.7	88.5
2023	Salary	26.5	56.1	75.6
	Total pay and benefits	34.6	70.5	92.8
2022	Salary	31.7	47.1	71.5
	Total pay and benefits	36.9	57.5	87.2
2021	Salary	30.0	37.1	71.2
	Total pay and benefits	33.5	41.0	85.3
2020	Salary	28.0	42.8	65.0
	Total pay and benefits	31.3	51.1	78.6
2019	Salary	23.1	36.4	65.0
	Total pay and benefits	28.3	40.8	78.2

The calculation methodology used reflects Option B as defined under the relevant regulations. In line with the relevant regulations this utilises the most recently collected and disclosed data analysed within our Gender Pay Gap report, with employees at the three quartiles identified from this analysis and their respective single figure values calculated.

To ensure this data accurately reflects individuals at such quartiles, the single figure values for individuals immediately above and below the identified employee at each quartile within the gender pay gap analysis were also reviewed.

In recent years our ratios have remained relatively consistent, reflecting how the single figures for both the Chief Executive and employees at the quartile positions have remained stable when viewed over the period set out in the table above. In general we expect the ratios to be primarily driven by the valuation of the long-term incentive that is included in the Chief Executive's single figure for the year.

Annual Report on Remuneration (continued)

Change in remuneration for Directors and all employees
In line with regulatory requirements, the table below calculates the percentage change in Directors' remuneration (salary, taxable benefits and annual bonus payment) compared to the average remuneration for other Vodafone Group employees who are measured on comparable business objectives and who have been employed in the UK since 2020 (2020 to 2021), 2021 (2021 to 2022), 2022 (2022 to 2023), and 2023 (2023 to 2024) (per capita). Vodafone has employees based all around the world and some of these individuals work in countries with very high salary inflation; therefore Vodafone's UK-based Group employees are deemed the most appropriate employee group for this comparison.

	Change from 2023 to 2024 (%)			Change from 2022 to 2023 (%)			Change from 2021 to 2022 (%)			Change from 2020 to 2021 (%)		
	Base salary/fees	Taxable benefits	Annual bonus	Base salary/fees	Taxable benefits	Annual bonus	Base salary/fees	Taxable benefits	Annual bonus	Base salary/fees	Taxable benefits	Annual bonus
Executive Directors												
Margherita Della Valle	53.6	53.8	47.6	15.1	18.2	24.6	0.0	4.8	11.6	0.0	-4.5	19.3
Luka Mucic[1]	–	–	–	–	–	–	–	–	–	–	–	–
Non-Executive Directors												
Jean-François van Boxmeer	0.0	34.5	–	0.0	61.1	–	118.9	–	–	–	–	–
Valerie Gooding[2]	-68.5	-30.0	–	0.0	11.1	–	0.0	–	–	0.0	-100.0	–
Stephen A. Carter CBE	45.6	50.0	–	–	–	–	–	–	–	–	–	–
Delphine Ernotte Cunci	45.6	0.0	–	–	–	–	–	–	–	–	–	–
Sir Crispin Davis[2]	-68.7	-33.3	–	0.0	33.3	–	0.0	800.0	–	0.0	-95.7	–
Michel Demaré	0.0	-9.1	–	0.0	1,000.0	–	0.0	–	–	0.0	-100.0	–
Hatem Dowidar[3]	–	–	–	–	–	–	–	–	–	–	–	–
Dame Clara Furse[2]	-68.7	-44.4	–	0.0	200.0	–	0.0	–	–	0.0	-100.0	–
Deborah Kerr	0.0	21.4	–	1,050.0	1,300.0	–	–	–	–	–	–	–
Amparo Moraleda	12.1	10.0	–	2.2	900.0	–	19.1	–	–	–	0.0	-100.0
David Nish	12.1	5.3	–	0.0	90.0	–	0.0	900.0	–	0.0	-96.8	–
Christine Ramon	161.4	1,400.0	–	–	–	–	–	–	–	–	–	–
Simon Segars	73.4	33.3	–	–	–	–	–	–	–	–	–	–
Other Vodafone Group employees employed in the UK	**10.2**	**2.7**	**45.7**	**5.8**	**5.2**	**-9.6**	**2.5**	**0.3**	**80.0**	**3.8**	**0.2**	**30.2**

Notes:
1. Luka Mucic was appointed as Group Chief Financial Officer on 1 September 2023.
2. Valerie Gooding, Sir Crispin Davis, and Dame Clara Furse stepped down on 25 July 2023.
3. Hatem Dowidar was appointed on 19 February 2024.

As set out in last year's report, the year-on-year increase in Margherita Della Valle's pay between 2022 and 2023 reflects Margherita's change in role during the period. The percentage increase in the table above does not reflect the actual increase during the year under review in respect of the salary payable for the role of Chief Executive which was increased by 3% effective 1 July 2022. Further details can be found in the 2023 Directors' Remuneration Report.

The significant year-on-year increase in fees and taxable benefits for Christine Ramon between 2023 and 2024, Deborah Kerr between 2022 and 2023, and Jean-François van Boxmeer between 2021 and 2022 reflect how the values in the previous year were not based on a full 12 months of service due to their respective appointments at various points in the year. Therefore the year-on-year increase does not indicate an actual increase in the fees payable to the Chairman and Non-Executive Directors during those periods.

Whilst some of the percentages within the 'Taxable benefits' column look significant, these actually reflect relatively small increases in value when viewed on an absolute basis. The significant change in taxable benefits for the period between 2021 and 2022 reflect how certain travel and accommodation expenses in relation to attending Board meetings were lower than normal in 2021 due to the impact of COVID-19 on the ability to attend meetings in-person.

Assessing pay and performance
In the table on the next page we summarise the Chief Executive's single figure remuneration over the past 10 years and how our variable pay plans have paid out in relation to the maximum opportunity. This can be compared with the historic TSR performance over the same period. The chart below shows the performance of the Company relative to the STOXX Europe 600 Index over a 10-year period. The STOXX Europe 600 Index was selected as this is a broad-based index that includes markets in which we operate. It should be noted that the TSR element of the 2022 GLTI is based on the TSR performance shown in the chart on page 109 and not this chart.

10-year historical TSR performance
Growth in the value of a hypothetical €100 holding over 10 years



Financial year remuneration for Chief Executive



	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024
Single figure of total remuneration £'000	2,810	5,224	6,332	7,389	2,740[1] /1,619[2]	3,529	3,551	4,173	3,507[3] /887[4]	4,380
Annual bonus (actual award versus max opportunity)	56%	58%	47%	64%	44%	52%	62%	69%	56%	71%
Long-term incentive (vesting versus max opportunity)	0%	23%	44%	67%	40%	50%	22%	26%	53%	49%

Notes:
1. Reflects the single figure in respect of Vittorio Colao for the period of 1 April 2018 to 30 September 2018.
2. Reflects the single figure in respect of Nick Read for the period of 1 October 2018 to 31 March 2019.
3. Reflects the single figure in respect of Nick Read for the period of 1 April 2022 to 31 December 2022.
4. Reflects the single figure in respect of Margherita Della Valle for the period of 1 January 2023 to 31 March 2023.

2025 remuneration

Details of how key elements of the Remuneration Policy will be implemented for the 2025 financial year are set out below.

2025 base salaries

As part of this year's review, conducted in March 2024, the Committee reviewed executive remuneration arrangements against its comparator group of FTSE 30 companies (excluding financial services).

Following the review the Committee concluded that the salaries of the Executive Directors would remain unchanged. This was felt to be appropriate considering Margherita Della Valle's salary increase following her permanent appointment as Group Chief Executive in April 2023, and given Luka Mucic's salary was set appropriately when he joined as Chief Financial Officer in September 2023. As a result, the salaries for the Executive Directors are as follows:

– Group Chief Executive (Margherita Della Valle): £1,250,000
– Group Chief Financial Officer (Luka Mucic): £760,000

2025 annual bonus ('GSTIP')

Following its annual review of the GSTIP structure, the Committee agreed that the performance measures and associated weightings continue to support the strategic priorities of Growth and Customers and therefore the 2025 plan should remain unchanged from 2024 as follows:

Growth (70% of total)
Service revenue (20%); adjusted EBIT (20%); adjusted free cash flow (20%); and revenue market share (10%).

Customers (30% of total)
Net Promoter Score[1] (20%); and churn (10%).

Note:
1. The assessment of NPS utilises data collected in our local markets which is validated for quality and consistency by independent third-party agencies.

Due to the potential impact on our commercial interests, annual bonus targets are considered commercially sensitive and therefore will be disclosed in the 2025 Remuneration Report following the completion of the financial year.

Long-term incentive ('GLTI') awards for 2025

Awards for 2025 will be made in line with the arrangements described in our policy on pages 102 and 103. Vesting of the 2025 award will be subject to adjusted free cash flow (60% of total award), relative TSR (30% of total award), and ESG (10% of total award) performance. Performance will be measured over the three financial years ending 31 March 2027, and any net vested shares will be subject to an additional two-year holding period. It is anticipated that the final awards will be reviewed by the Committee at the July 2024 meeting and, subject to the Committee's approval, will be granted shortly afterwards.

Further details of the 2025 award targets are provided below and on the next page.

Adjusted free cash flow (60% of total award)
Details of the final three-year adjusted free cash flow target range will be disclosed in the relevant market announcement at the time of grant and published in the 2025 Directors' Remuneration Report.

Annual Report on Remuneration (continued)

Relative TSR (30% of total award)

Following the annual review of the performance measures, which included a review of analysis provided by the Committee's external advisers, the Committee determined that the TSR outperformance range for the 2025 award should be set at 7.0% p.a. at maximum. The Committee reviewed the TSR peer group and noted the removal of Telefónica Deutschland based on its recent unlisted status, and agreed to remove Royal KPN based on its relevance to the Company. Further details on the TSR outperformance range and peer group for the 2025 award are set out in the tables below.

Relative TSR (30% of total award)	TSR outperformance	Vesting (% of relative TSR element)
Below threshold	Below median	0.0%
Threshold	Median	20.0%
Maximum	7.0% p.a.	100.0%

TSR peer group			
BT Group	Deutsche Telekom	Liberty Global	MTN
Orange	Telecom Italia	Telefónica	

Linear interpolation (i.e. straight-line vesting) occurs for performance between threshold and maximum.

ESG (10% of total award)

The table below sets out how performance under the ESG measure for the 2025 award will be assessed against two quantitative ambitions:

Purpose focus area[1]	Metric for 2025 GLTI	Overall ambition	Baseline position for 2025 GLTI	Ambition for 2025 GLTI
Protecting our Planet	Net zero	90% reduction in Scope 1 & 2 emissions by 2030 against a FY20 baseline[2]	66% reduction in Scope 1 & 2 emissions versus a FY20 baseline at 31 March 2024	86% reduction in Scope 1 & 2 emissions versus a FY20 baseline by 31 March 2027
Empowering People	Female representation in management	40% representation of women in management by 2030	35% representation of women in management at 31 March 2024	37% representation of women in management by 31 March 2027

Notes:
1. This year our Company Purpose has been refreshed and applicable focus areas outlined above have been renamed to Protecting the Planet and Empowering People. Read more on page 80.
2. This near-term greenhouse gas emissions reduction target has been validated by the Science Based Targets initiative ('SBTi').

Each ambition for the 2025 award has been set by considering both our externally communicated targets and our internal progress as at 31 March 2024. The Committee agreed to remove the financial inclusion metric included in previous awards based on its sole focus on Vodacom Group which limits its global reach compared to other metrics outlined above.

At the end of the performance period the Committee will assess achievement across the two metrics against the stated ambitions and determine vesting under this element. Full disclosure of the rationale for the final vesting decision will be provided in the relevant Directors' Remuneration Report.

2025 remuneration for the Chair and Non-Executive Directors

Fees for our Chair and Non-Executive Directors have been benchmarked against the FTSE 30 (excluding financial services companies). Following this year's review it was agreed that the current additional fee levels for the Senior Independent Director and/or Committee Chairs would be increased. While it was agreed there would be no changes to the Chair and Non-Executive Director base fee at this time, fees will be assessed in next year's review. Details of the 2025 fee levels are set out in the table below.

Position/role	2025 fee payable £'000	2024 fee payable £'000
Chair[1]	650	650
Non-Executive Director	115	115
Additional fee for the Senior Independent Director	35	25
Additional fee for Committee Chair: Audit & Risk	40	25
Additional fee for Committee Chair: Remuneration, ESG, and Technology	35	25

Note:
1. The Chair's fee also includes the fee for the chairing of the Nominations and Governance Committee.

Further remuneration information

Dilution

All awards are made under plans that incorporate dilution limits as set out in the guidelines for share incentive schemes published by the Investment Association. The current estimated dilution from subsisting executive awards is approximately 2.8% of the Company's share capital at 31 March 2024 (2.4% at 31 March 2023), whilst from all-employee share awards it is approximately 0.3% (0.3% at 31 March 2023). This gives a total dilution of 3.1% (2.7% at 31 March 2023).

Service contracts

The terms and conditions of appointment of our Directors are available for inspection at the Company's registered office during normal business hours and at the Annual General Meeting (for 15 minutes prior to the meeting and during the meeting). The Executive Directors have notice periods in their service contracts of 12 months. The Non-Executive Directors' letters of appointment do not contain provision for notice periods or for compensation if their appointments are terminated.

This report on remuneration has been approved by the Board of Directors and signed on its behalf by:

Amparo Moraleda

On behalf of the Remuneration Committee

14 May 2024

Our US listing requirements

As Vodafone's American Depositary Shares are listed on The NASDAQ Global Select Market of the NASDAQ Stock Market LLC ('NASDAQ'), we are required to disclose a summary of any material differences between the corporate governance practices we follow and those of US companies listed on NASDAQ. Vodafone's corporate governance practices are primarily based on UK requirements but substantially conform to those required of US companies listed on NASDAQ.

The material differences are set out in the following table:

Board member independence	Different tests of independence for Board members are applied under the 2024 UK Corporate Governance Code (the 'Code') and the NASDAQ listing rules (the 'NASDAQ Listing Rules'). The Board is not required to take into consideration NASDAQ's detailed definitions of independence as set out in the NASDAQ Listing Rules. The Board has carried out an assessment based on the independence requirements of the Code and has determined that, in its judgement, each of Vodafone's Non-Executive Directors is independent within the meaning of those requirements.
Committees	The NASDAQ Listing Rules require US companies to have a nominations committee, an audit committee and a compensation committee, each composed entirely of independent directors, with the nominations committee and the audit committee each required to have a written charter that addresses the committee's purpose and responsibilities, and the compensation committee having sole authority and adequate funding to engage compensation consultants, independent legal counsel and other compensation advisers.
	– Our Nominations and Governance Committee is chaired by the Chair of the Board and its other members are independent Non-Executive Directors.
	– Our Remuneration Committee is composed entirely of independent Non-Executive Directors.
	– Our Audit and Risk Committee is composed entirely of Non-Executive Directors, each of whom (i) the Board has determined to be independent based on the independence requirements of the Code; and (ii) meets the independence requirements of the Securities Exchange Act of 1934.
	– We have terms of reference for our Nominations and Governance Committee, Audit and Risk Committee and Remuneration Committee, all of which comply with the requirements of the Code and are available for inspection on our website at vodafone.com/governance.
	– These terms of reference are generally responsive to the relevant NASDAQ Listing Rules, but may not address all aspects of these rules.
Code of Ethics and Code of Conduct	Under the NASDAQ Listing Rules, US companies must adopt a Code of Conduct applicable to all directors, officers and employees that complies with the definition of a 'Code of Ethics' set out in section 406 of the Sarbanes-Oxley Act.
	– We have adopted a Code of Ethics that complies with section 406 of the Sarbanes-Oxley Act that is applicable only to the senior financial and principal executive officers. **Click to read our Code of Ethics:** **vodafone.com/governance**
	– We have also adopted a separate Code of Conduct which applies to all employees.
Quorum	The quorum required for shareholder meetings, in accordance with our Articles of Association, is two shareholders, regardless of the level of their aggregate share ownership, while US companies listed on NASDAQ are required by the NASDAQ Listing Rules to have a minimum quorum of 33.33% of the holders of ordinary shares for shareholder meetings.
Related-party transactions	In lieu of obtaining an independent review of related-party transactions for conflicts of interests in accordance with the NASDAQ Listing Rules, we seek shareholder approval for related-party transactions that (i) meet certain financial thresholds, or (ii) have unusual features in accordance with the Listing Rules issued by the Financial Conduct Authority (FCA) in the UK (the 'FCA Listing Rules'), the Companies Act 2006 and our Articles of Association. Further, we use the definition of a transaction with a related party as set out in the FCA Listing Rules, which differs in certain respects from the definition of related party transaction in the NASDAQ Listing Rules.
Shareholder approval	When determining whether shareholder approval is required for a proposed transaction, we comply with both the NASDAQ Listing Rules and the FCA Listing Rules. Under the NASDAQ Listing Rules, whether shareholder approval is required for a transaction depends on, among other things, the percentage of shares to be issued or sold in connection with the transaction. Under the FCA Listing Rules, whether shareholder approval is required for a transaction depends on, among other things, whether the size of a transaction exceeds a certain percentage of the size of the listed company undertaking the transaction.

Directors' Report

The Directors of the Company present their report together with the audited consolidated financial statements for the year ended 31 March 2024.

This report has been prepared in accordance with the requirements outlined within the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008 and forms part of the management report as required under Disclosure Guidance and Transparency Rule ('DTR') 4. Certain information that fulfils the requirements of the Directors' Report can be found elsewhere in this document and is referred to below. This information is incorporated into this Directors' Report by reference.

Vodafone Group Plc is incorporated and domiciled in England and Wales (registration number 1833679). The registered address and contact number of the Company is Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, England, telephone +44 (0)1635 33251.

Responsibility statement

As required under the DTRs, a statement made by the Board regarding the preparation of the financial statements is set out on pages 123 to 124, which also provides details regarding the disclosure of information to the Company's auditor and management's report on internal control over financial information.

Going concern

The going concern statement required by the Listing Rules and the UK Corporate Governance Code (the 'Code') is set out in the 'Directors' statement of responsibility' section on page 124.

System of risk management and internal control

The Board is responsible for maintaining a risk management and internal control system and for managing the principal risks faced by the Group. Such a system is designed to manage rather than eliminate business risks and can only provide reasonable and not absolute assurance against material mistreatment or loss. This is described in more detail in the Audit and Risk Committee Report on pages 89-94.

The Board has implemented in full the Financial Reporting Council's ('FRC') 'Guidance on Risk Management, Internal Control and Related Financial and Business Reporting' for the year and up to the date of this Annual Report. The resulting procedures, which are subject to regular monitoring and review, provide an ongoing process for identifying, evaluating and managing the Company's principal risks (which can be found on pages 57-63).

Corporate Governance Statement

The Corporate Governance Statement setting out how the Company complies with the Code is set out on page 73. This includes a description of the main features of our internal control and risk management arrangements in relation to the financial reporting process. The information required by DTR 7.2.6R can be found in the 'Shareholder information' section on pages 249-254. A description of the composition and operation of the Board and its Committees including the Board Diversity Policy is set out on page 74, pages 86-97 and page 106. The Code can be viewed in full at **frc.org.uk**.

Strategic Report

The Strategic Report is set out on pages 1-69 and is incorporated into this Directors' Report by reference.

Directors and their interests

The Directors of the Company who served during the financial year ended 31 March 2024 and up to the date of signing the financial statements are as follows: Jean-François van Boxmeer, Margherita Della Valle, Luka Mucic (appointed 1 September 2023), Stephen A. Carter CBE, Delphine Ernotte Cunci, Michel Demaré, Hatem Dowidar (appointed 19 February 2024), Deborah Kerr, Maria Amparo Moraleda Martinez, David Nish, Christine Ramon and Simon Segars. Sir Crispin Davis, Dame Clara Furse and Valerie Gooding stepped down at the conclusion of the AGM on 25 July 2023. A summary of the rules relating to the appointment and replacement of Directors and Directors' powers can be found on pages 250-251. Details of the Directors' interests in the Company's ordinary shares, options held over ordinary shares, interests in share options and long-term incentive plans are set out on pages 98-118.

Directors' conflicts of interest

Established within the Company is a procedure for managing and monitoring conflicts of interest for Directors. Details of this procedure are set out on page 87.

Directors' indemnities

In accordance with our Articles of Association, and to the extent permitted by law, Directors are granted an indemnity by the Company in respect of liability incurred as a result of their office. In addition, we maintained a directors' and officers' liability insurance policy throughout the year. Neither our indemnity nor the insurance provides cover in the event that a Director is proven to have acted dishonestly or fraudulently.

Disclosures required under Listing Rule 9.8.4

The information on the amount of interest capitalised and the treatment of tax relief can be found in notes 5 and 6 to the consolidated financial statements, respectively. The remaining disclosures required by Listing Rule 9.8.4 are not applicable to Vodafone.

Capital structure and rights attaching to shares

Ordinary shares of Vodafone Group Plc are traded on the London Stock Exchange and in the form of American Depositary Shares ('ADS') on NASDAQ.

ADSs, each representing 10 ordinary shares, are traded on NASDAQ under the symbol 'VOD'. The ADSs are evidenced by American Depositary Receipts ('ADRs') issued by J.P. Morgan, as depositary, under a deposit agreement, dated 15 February 2022 between the Company, the depositary and the holders from time to time of ADRs issued thereunder.

ADS holders are not shareholders in the Company but may instruct J.P. Morgan on the exercise of voting rights relative to the number of ordinary shares represented by their ADSs. See the sections 'Articles of Association and applicable English law' and 'Rights attaching to the Company's shares – Voting rights' on pages 250-251.

All information relating to the Company's capital structure, rights attaching to shares, dividends, the policy to repurchase the Company's own shares, details of Company share repurchases and details of other shareholder information is contained on pages 30-31 and pages 249-254.

Directors' Report (continued)

Change of control

Details of change of control provisions in the Company's revolving credit facilities are set out in note 22 'Capital and financial risk management'.

Information on agreements between the Company and its Directors providing for compensation for loss of office of employment (including details of change of control provisions in share schemes) is set out on pages 104-105. Other than these, there are no agreements between the Company and its employees providing for compensation for loss of office or employment that occurs because of a takeover bid.

Dividends

Full details of the Company's dividend policy and proposed final dividend payment for the year ended 31 March 2024 are set out on page 31 and note 9 'Equity dividends' to the consolidated financial statements.

Sustainability

Information about the Company's approach to sustainability risks and opportunities is set out on pages 32-55 and on pages 57-69.

UK Streamlined Energy and Carbon Reporting
In accordance with UK Streamlined Energy and Carbon Reporting (SECR) requirements, we monitor and report on the greenhouse gas (GHG) emissions of our operations, the intensity of our GHG emissions relative to revenue, and our energy consumption for Vodafone UK. Please see the Sustainable Business section of our Strategic Report for more details on our GHG and energy performance (pages 38-39) and our SECR data disclosure (page 55).

Political donations

No political donations or contributions to political parties under the Companies Act 2006 were made during the financial year. The Group policy is that no political donations be made or political expenditure incurred.

Financial risk management objectives and policies

Disclosures relating to financial risk management objectives and policies, including our policy for hedging, are set out in note 22 to the consolidated financial statements, and disclosures relating to exposure to credit risk, liquidity risk and market risk are outlined in note 22.

Important events since the end of the financial year

There were no material events to report since the end of the financial year.

Future developments within the Group

The Strategic Report contains details of likely future developments within the Group.

Group policy compliance

Each Group policy is owned by a member of the Executive Committee so that there is clear accountability and authority for ensuring the associated business risk is adequately managed. Regional Chief Executives and the Senior Leadership Team member responsible for each Group function have primary accountability for ensuring compliance with all Group policies by all our markets and entities.

Our Group compliance team and policy champions support the policy owners and local markets in implementing policies and monitoring compliance. All the key Group policies have been consolidated into the Vodafone Code of Conduct, which applies to all employees and those who work for or on behalf of Vodafone. It sets out the standards of behaviour expected in relation to areas such as insider dealing, bribery and raising concerns through the whistleblowing process (known internally as 'Speak Up').

 Read more on
page 44

Branches

The Group, through various subsidiaries, has branches in a number of different jurisdictions in which the business operates. Further details are included in note 31 'Related undertakings'.

Employee disclosures

Vodafone is an inclusive employer and diversity is important to us. We give full and fair consideration to applications for employment by disabled persons and the continued employment of anyone incurring a disability while employed by us. Training, career development and promotion opportunities are equally applied for all our employees, regardless of disability. Our disclosures relating to the employment of women in senior management roles, diversity, employee engagement and policies are set out on page 13, pages 17 and 18, page 80, page 87 and page 88.

The Directors' Report was approved by the Board and signed on its behalf by the Group General Counsel and Company Secretary.

Maaike de Bie
Group General Counsel and Company Secretary

14 May 2024

Reporting on our financial performance

Index

Directors' statement of responsibility

The Directors are responsible for preparing the financial statements in accordance with applicable law and regulations and for keeping proper accounting records. Detailed below are statements made by the Directors in relation to their responsibilities, disclosure of information to the Company's auditor, going concern and management's report on internal control over financial reporting.

Financial statements and accounting records

Company law of England and Wales requires the Directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and of the Group at the end of the financial year and of the profit or loss of the Group for that period. In preparing those financial statements, the Directors are required to:

– Select suitable accounting policies and apply them consistently;
– Make judgements and estimates that are reasonable and prudent;
– Present information, including accounting policies, in a manner that provides relevant, reliable, comparable and understandable information;
– State whether the consolidated financial statements have been prepared in accordance with UK-adopted International Accounting Standards ('IAS'), with International Financial Reporting Standards ('IFRS') as issued by the International Accounting Standards Board ('IASB') and with the requirements of the UK Companies Act 2006 (the 'Act');
– State for the Company's financial statements whether applicable UK accounting standards have been followed; and
– Prepare the financial statements on a going concern basis unless it is inappropriate to presume that the Company and the Group will continue in business.

The Directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and of the Group and enable them to ensure that the financial statements are prepared in accordance with UK-adopted IAS, with IFRS as issued by the IASB and with the requirements of the Act. They are also responsible for the system of internal control, for safeguarding the assets of the Company and the Group, and for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are responsible for the maintenance and integrity of the Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors' responsibility statement

Each of the Directors, whose names and functions are listed on pages 76 to 78, confirms that, to the best of their knowledge:

– The consolidated financial statements, prepared in accordance with UK-adopted IAS, with IFRS as issued by the IASB and with the requirements of the Act, give a true and fair view of the assets, liabilities, financial position and profit of the Group;
– The parent company financial statements, prepared in accordance with UK generally accepted accounting practice, give a true and fair view of the assets, liabilities, financial position and profit of the Company; and
– The Strategic Report includes a fair review of the development and performance of the business and the position of the Group, together with a description and robust assessment of the principal risks and uncertainties that it faces.

The Directors are also responsible under section 172 of the Companies Act 2006 for promoting the success of the Company for the benefit of its members as a whole and in doing so have regard for the needs of wider society and stakeholders, including customers, consistent with the Group's core and sustainable business objectives.

Having taken advice from the Audit and Risk Committee, the Board considers the Annual Report, taken as a whole, is fair, balanced and understandable and that it provides the information necessary for shareholders to assess the Company's position and performance, business model and strategy.

Neither the Company nor the Directors accepts any liability to any person in relation to the Annual Report except to the extent that such liability could arise under English law. Accordingly, any liability to a person who has demonstrated reliance on any untrue or misleading statement or omission shall be determined in accordance with section 90A and schedule 10A of the Financial Services and Markets Act 2000.

Disclosure of information to the auditors

Having made the requisite enquiries, so far as the Directors are aware, there is no relevant audit information (as defined by section 418(3) of the Companies Act 2006) of which the Company's auditor is unaware and the Directors have taken all the steps they ought to have taken to make themselves aware of any relevant audit information and to establish that the Company's auditor is aware of that information.

Directors' statement of responsibility (continued)

Going concern

The Group's business activities, performance, position, principal risks and uncertainties and the Directors' assessment of its long-term viability are set out on page 63.

In addition, the funding position of the Group is included in 'Borrowings' and 'Capital and financial risk management' in notes 21 and 22, respectively, to the consolidated financial statements. Notes 21 and 22 include disclosure in relation to the Group's objectives, policies and processes for managing, as well as details regarding its capital, its financial risk management objectives, its financial instruments and hedging activities, and its exposures to credit risk and liquidity risk. As noted on pages 193 to 194, the Group has access to substantial cash and financing facilities.

The Group also believes it adequately manages or mitigates its solvency and liquidity risks through two primary processes, described below

Business planning process and performance management
The Group's forecasting and planning cycle consists of in-year forecasts, a budget and a long-range plan. These generate income statement, cash flow and net debt projections for assessment by Group management and the Board. Each forecast is compared with prior forecasts and actual results to identify variances and understand the drivers of the changes and their future impact so management can take action where appropriate. Additional analysis is undertaken to review and sense check the key assumptions underpinning the forecasts. These forecasts also review the expected outcomes of announced M&A transactions.

Cash flow and liquidity reviews
The business planning process provides outputs for detailed cash flow and liquidity reviews, to ensure that the Group maintains adequate liquidity throughout the forecast periods. The prime output is a liquidity forecast that is prepared and updated at least on a monthly basis, which highlights the extent of the Group's liquidity based on controlled cash flows and the headroom under the Group's undrawn revolving credit facility. The key inputs into this forecast are:

— Free cash flow forecasts with information taken from the business planning process;
— Bond and other debt maturities;
— Completion of committed M&A transactions; and
— Expectations for shareholder returns and spectrum auctions.

The liquidity forecast is reviewed by the Group Chief Financial Officer and included in each of the reports to the Board. In addition, the Group continues to manage its foreign exchange and interest rate risks within the framework of policies and guidelines authorised and reviewed by the Board, with oversight provided by the Treasury Risk Committee.

The Directors have also considered sensitivities in respect of potential downside scenarios in concluding that the Group is able to continue in operation for the period to 30 June 2025 from the date of approving the consolidated financial statements. These sensitivities include the non-refinancing of debt maturities, the failure of M&A disposal transactions to complete in the assessment period mitigated by the cessation of share buyback plans. A reverse stress test was reviewed to understand how severe conditions would have to be to breach liquidity, including a required reduction in Adjusted EBITDAaL compared to current performance and forecasts. The Directors also considered the availability of the Group's €7.8 billion undrawn revolving credit facilities as at 31 March 2024.

The Directors also considered the findings of the work performed to support the statement on the long-term viability of the Group. As noted on page 63, this included key changes to relevant principal risks in light of global economic and political uncertainty, sensitivity analysis, scenario assessments, and combinations of these, over the viability assessment period.

Conclusion
Based on the review, the Directors have a reasonable expectation that the Company and the Group have adequate resources to continue in operational existence for the foreseeable future. Accordingly, the Directors continue to adopt the going concern basis in preparing the Annual Report and Accounts.

Controls over financial reporting

Management is responsible for establishing and maintaining adequate internal control over financial reporting for the Group.

The Group's internal control over financial reporting includes policies and procedures that:

— Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect transactions and dispositions of assets;
— Are designed to provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with UK-adopted IAS, with IFRS as issued by the IASB and with the requirements of the Act, and that receipts and expenditures are being made only in accordance with authorisation of management and the Directors of the Company; and
— Provide reasonable assurance regarding prevention or timely detection of unauthorised acquisition, use or disposition of the Group's assets that could have a material effect on the financial statements.

During the year covered by this report, there were no changes in the Group's internal control over financial reporting that have materially affected or are reasonably likely to materially affect the effectiveness of the internal controls over financial reporting.

Any internal control framework, no matter how well designed, has inherent limitations including the possibility of human error and the circumvention or overriding of the controls and procedures, and may not prevent or detect misstatements. Furthermore, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions or because the degree of compliance with the policies or procedures may deteriorate.

By order of the Board

Maaike de Bie
Group General Counsel and Company Secretary

14 May 2024

Independent auditor's report to the members of Vodafone Group Plc

Opinion

In our opinion:

– Vodafone Group Plc's consolidated financial statements and separate Company financial statements (the "financial statements") give a true and fair view of the state of the Group's and of the Company's affairs as at 31 March 2024 and of the Group's profit for the year then ended;

– the consolidated financial statements have been properly prepared in accordance with UK adopted international accounting standards;

– the Company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice; and

– the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements of Vodafone Group Plc (the 'Parent company' or 'Company') and its subsidiaries (the 'Group') for the year ended 31 March 2024 which comprise:

Group	Company
Consolidated statement of financial position as at 31 March 2024	Company statement of financial position as at 31 March 2024
Consolidated income statement for the year then ended	Company statement of changes in equity for the year then ended
Consolidated statement of comprehensive income/ (expense) for the year then ended	Related notes 1 to 11 to the Company financial statements including material accounting policy information
Consolidated statement of changes in equity for the year then ended	
Consolidated statement of cash flows for the year then ended	
Related notes 1 to 32 to the consolidated financial statements, including material accounting policy information	

The financial reporting framework that has been applied in the preparation of the consolidated financial statements is applicable law and UK adopted international accounting standards. The financial reporting framework that has been applied in the preparation of the Company financial statements is applicable law and United Kingdom Accounting Standards, including FRS 101 'Reduced disclosure framework' (United Kingdom Generally Accepted Accounting Practice).

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) (ISAs (UK)) and applicable law. Our responsibilities under those standards are further described in the Auditor's responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We are independent of the Group and Parent company in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, including the FRC's Ethical Standard as applied to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

The non-audit services prohibited by the FRC's Ethical Standard were not provided to the Group or the Parent company and we remain independent of the Group and the Parent company in conducting the audit.

Conclusions relating to going concern

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate. Our evaluation of the directors' assessment of the Group and Parent company's ability to continue to adopt the going concern basis of accounting included:

– confirming our understanding of the directors' going concern assessment process, including the controls over the review and approval of the budget and long-range plan;

– assessing the appropriateness of the duration of the going concern assessment period to 30 June 2025 ("the going concern assessment period") and considering the existence of any significant events or conditions beyond this period based on our procedures on the Group's long-range plan and knowledge arising from other areas of the audit;

– verifying inputs against board-approved forecasts and debt facility terms and reconciling the opening liquidity position to the balance sheet at 31 March 2024;

– reviewing borrowing facilities to confirm both their availability to the Group and the forecast debt repayments through the going concern assessment period and to validate that there are no financial covenants in relation to any of the loan arrangements;

– testing the assessment, including forecast liquidity, for clerical accuracy;

– challenging whether assumptions made were reasonable and appropriately severe, in light of the Group's relevant principal risks and uncertainties and our own independent assessment of those risks;

– evaluating management's historical forecasting accuracy and the consistency of the going concern assessment with information obtained from other areas of the audit, such as our audit procedures on the long-range plans, which underpin management's goodwill impairment assessments and our procedures in relation to the businesses classified as held for sale within discontinued operations;

– evaluating the identified mitigating actions available to respond to a severe downside scenario, and whether those actions are feasible and within the Group's control;

– challenging the appropriateness of management's 'reverse stress test' downside scenario, to understand how severe conditions would have to be to breach liquidity and whether the reduction in EBITDAaL required has no more than a remote possibility of occurring when compared to historical financial performance;

– performing independent sensitivity analysis on management's assumptions, including applying incremental adverse cashflow sensitivities. These sensitivities included the impact of certain severe but plausible scenarios, evaluated as part of management's work on the Group's long term viability materialising within the going concern assessment period; and

– assessing the appropriateness of the going concern disclosure on page 124.

Independent auditor's report to the members of Vodafone Group Plc (continued)

Our key observations

– The directors' assessment forecasts that the Group will maintain sufficient liquidity throughout the going concern assessment period. This included the scenario of non-refinancing of certain debt maturities in the assessment period and also the continuing availability of the Group's €7.8 billion revolving credit facilities, undrawn as at 31 March 2024.

– Furthermore, management's reverse stress test to model the extent of the EBITDAaL reduction compared to forecasts required to breach liquidity during the going concern assessment period is considered by management to have only a remote possibility of occurring when compared to historical financial performance. The stress test included downside sensitivities in relation to the completion of both the Vodafone Spain and Vodafone Italy disposals for which the estimated proceeds are included within the base case.

– With the exception of the cessation of share buyback plans anticipated post-completion of business disposals, the controllable mitigating actions available to increase liquidity over the going concern assessment period were not modelled by management due to the level of headroom in the directors' assessment forecasts.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group and Parent company's ability to continue as a going concern for a period from when the financial statements are authorised for issue to 30 June 2025.

In relation to the Group and Parent company's reporting on how they have applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the directors' statement in the financial statements about whether the directors considered it appropriate to adopt the going concern basis of accounting.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report. However, because not all future events or conditions can be predicted, this statement is not a guarantee as to the Group's ability to continue as a going concern.

Overview of our audit approach

Audit scope	– We performed an audit of the complete financial information of 9 components, 2 of which were classified as 'held for sale' and discontinued operations. We also performed full audit procedures on specific balances for 4 components, specified audit procedures on specific balances for a further 6 components and other procedures on the remaining 300 components. – In respect of continuing operations, the components where we performed full audit procedures accounted for 72% of Adjusted EBITDAaL and where we performed full or specified audit procedures in respect of revenue accounted for 79% of Revenue.
Key audit matters	– Carrying value of cash generating units, including goodwill – Recognition and recoverability of deferred tax assets on tax losses – Luxembourg – Revenue recognition
Materiality	– Overall Group materiality of €220m (FY23: €300m) has been calculated based on Adjusted EBITDAaL as defined in the 'Our application of materiality' section of this report. This materiality represents 2% of the Group's Adjusted EBITDAaL as reported in Note 2 in the Consolidated financial statements.

An overview of the scope of the Parent company and Group audits

Tailoring the scope

Our assessment of audit risk, our evaluation of materiality and our allocation of performance materiality determine our audit scope for each company within the Group. Taken together, this enables us to form an opinion on the consolidated financial statements. We take into account size, risk profile, the organisation of the Group and effectiveness of group-wide controls, changes in the business environment and the potential impact of climate change and other factors such as recent Internal audit results when assessing the level of work to be performed at each component.

In assessing the risk of material misstatement to the consolidated financial statements, and to ensure we had adequate quantitative coverage of significant accounts in the consolidated financial statements, of the 319 reporting components of the Group, we selected 19 components covering entities within Germany, South Africa, Italy, United Kingdom, Spain, Turkey, Greece, Egypt, Luxembourg and corporate entities, which represent the principal business units within the Group.

Of the 19 components selected, we performed an audit of the complete financial information of nine components ("full scope components") which were selected based on their size or risk characteristics.

For four components ("specific scope components"), we performed full audit procedures on specific accounts within that component that we considered had the potential for the greatest impact on the significant accounts in the financial statements either because of the size of these accounts or their risk profile. For the remaining six components ("specified procedures components"), we performed certain audit procedures on specific accounts within that component that we considered had the potential for the greatest impact on the significant accounts in the financial statements, either because of the size of these accounts or their risk profile. Depending on the component or type of procedures, these procedures were undertaken by the primary audit team or a separate component audit team under the primary audit team's direction. The audit scope of these components may not have included testing of all significant accounts of the component, but will have contributed to the coverage of significant accounts tested for the Group.

For the remaining components where we did not perform full audit procedures, together these represent 28% of the Group's Adjusted EBITDAaL from continuing operations, and none generate more than 5% of the Group's Adjusted EBITDAaL from continuing operations. For these remaining components which are not full scope, specific scope or specified procedures scope, we performed other procedures, which may include analytical review at both the Group or individual component levels and the use of customised data analytics tools over the purchase to pay process, fixed assets balances and leases, to profile trends and identify items for further investigation, inquiry of management, testing entity level and group-wide controls and testing of journals we deemed higher risk, across these remaining components, in order to respond to identified potential risks of material misstatement to the consolidated financial statements.

The table below illustrates the coverage obtained from the work performed by our audit teams.

Reporting components	2024 Number	2024 % of Group Adjusted EBITDAaL*	2024 % of Group Revenue	Note	2023 Number	2023 % of Group Adjusted EBITDAaL*	2023 % of Group Revenue
Full scope	9	72%	65%	1,2,3,6	9	74%	69%
Specific scope	4	–	–	4	4	–	–
Specified procedures	6	–	14%	3,5,7	6	–	11%
Full and specified procedures coverage	**19**	**72%**	**79%**		**19**	**74%**	**80%**
Remaining components	300	28%	21%	7,8,9	295	26%	20%
Total reporting components	**319**	**100%**	**100%**		**314**	**100%**	**100%**

1. Two of the nine full scope components relate to Vodafone Italy and Vodafone Spain, which were classified as discontinued operations in accordance with IFRS 5 during the year. As such, they do not contribute to the Group's Adjusted EBITDAaL or Group revenue from continuing operations.

2. Two further full scope components relate to the Company and another corporate entity whose activities include consolidation adjustments, which are audited by the primary audit team. Procedures on three of the other full scope locations are undertaken by component audit teams based in Germany and the remaining two full scope components are South Africa and the UK.

3. The Group audit risks in relation to revenue recognition were subject to audit procedures at each of the full and specified procedures scope locations with significant revenue streams (being seven full scope components and three specified procedures components).

4. The primary audit team performed full audit procedures on specific accounts in respect of four finance and corporate entities across a range of significant accounts. The audit procedures did not include testing of all significant accounts of the components, but will have contributed to the coverage of significant accounts selected for testing by the primary audit team.

5. Specified procedures were performed over six entities across a range of significant accounts with three of these performed by component teams in Turkey, Egypt and Greece and the rest by the primary audit team. The audit procedures did not include testing of all significant accounts of the components, but will have contributed to the coverage of significant accounts selected for testing by the primary audit team.

6. The Group audit risks in relation to 'Carrying value of cash generating units, including goodwill' and 'Recognition and recoverability of deferred tax assets on tax losses – Luxembourg' were subject to audit procedures by the primary audit team on the entire balance, with support from component audit teams on certain procedures.

7. The contribution of specified procedures components to Group Adjusted EBITDAaL is included within 'remaining components', as audit procedures were performed on certain, but not all, significant accounts of the specified procedures components contributing to Group Adjusted EBITDAaL.

8. Included within the Group's reporting components are the Group's joint venture investments and associate investments, which are detailed in Note 12 of the consolidated financial statements, which were subject to other procedures.

9. Changes in the number of remaining components compared to prior year reflect increases in the number of entities within the Group's consolidation system.

* Adjusted EBITDAaL as defined in 'Our application of materiality' section of this report and is based on continuing operations only. This metric has the same definition as the Group's Adjusted EBITDAaL Non-GAAP measure defined on page 236 of the Annual Report.

Changes from the prior year

The approach to audit scoping is similar to the prior year audit, with the rotation of markets, designated as specified procedures scope for selected significant accounts, to extend the Group audit procedures beyond the Group's main markets and to introduce a level of unpredictability through risk-based testing. This approach resulted in:

– specified procedures scope being assigned to the component in Greece, which was not subject to direct audit procedures in the prior year; and

– The component in Portugal being assessed as a 'Remaining component' in the current year.

Involvement with component teams

In establishing our overall approach to the Group audit, we determined the type of work that needed to be undertaken at each of the components by us, as the primary audit team, or by component auditors from other EY global network firms operating under our instruction. Of the nine full scope components, audit procedures were performed on two of these directly by the primary audit team with the remaining seven being performed by component audit teams. For the four specific scope components, the procedures were performed directly by the primary audit team. For the six specified procedures scope components, work was performed directly by the primary audit team for three of these, with the remaining three being performed by component audit teams. Where the work was performed by component auditors, we determined the appropriate level of involvement to enable us to determine that sufficient audit evidence had been obtained as a basis for our opinion on the consolidated financial statements as a whole.

Vodafone has centralised processes and controls over certain areas within its Vodafone Intelligent Solutions ("VOIS") finance shared service centre locations. The primary audit team performs direct oversight, review, and coordination of the EY audit teams at VOIS, whose work includes centralised testing for certain controls and accounts, including procedures on leases, fixed assets, intangible assets, cash and centralised purchase to pay processes.

The primary audit team continued to follow a programme of planned visits that has been designed to ensure that the Senior Statutory Auditor visits key locations on a rotational basis. In the current year the Senior Statutory Auditor and other team members visited component teams in Germany, UK, Italy and South Africa. The Senior Statutory Auditor, also remotely attended audit closing meetings with component teams and management of all full scope locations. In addition, visits were undertaken by members of the primary audit team to the component teams in Spain, Greece, Turkey, Egypt and VOIS India. These visits involved meetings with local management, understanding the overall audit approach, including key issues and response as well as reviewing key work papers on risk areas.

The primary audit team interacted regularly with the local EY full scope and specified procedures component teams where appropriate, during various stages of the audit, reviewed relevant working papers and were responsible for the scope and direction of the Group audit process. We maintained continuous and open dialogue with the component audit teams, in addition to holding formal meetings to ensure that we were fully aware of their progress and the results of their procedures. Close meetings for full, specific, and specified audit procedures components (excluding those performed by the primary audit team) were held via video conference in April 2024 and were attended by the Senior Statutory Auditor and/or other members of the primary audit team. This, together with the additional procedures performed at Group level, gave us appropriate evidence for our opinion on the consolidated financial statements.

Independent auditor's report to the members of Vodafone Group Plc (continued)

Climate change

Stakeholders are increasingly interested in how climate change will impact Vodafone Group Plc. The Group has determined that the most significant future impacts from climate change on its operations will be from its Planet activities and commitments set out on pages 38 to 42 and the material climate-related physical and transitional risks explained on pages 64 to 69 in the required Task Force for Climate related Financial Disclosures, both of which form part of the "Other information," rather than the audited consolidated financial statements. Our procedures on these unaudited disclosures therefore consisted solely of considering whether they are materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appear to be materially misstated, in line with our responsibilities on "Other information".

In planning and performing our audit we assessed the potential impacts of climate change on the Group's business and any consequential material impact on its financial statements.

As explained in Note 1 Basis of Preparation to the consolidated financial statements, environmental, regulatory and other factors responsive to climate change risks are still developing, and are outside of the Group's control, and consequently financial statements cannot capture all possible future outcomes as these are not yet known. The degree of certainty of these changes may also mean that they cannot be taken into account when determining asset and liability valuations and the timing of future cash flows under the requirements of UK adopted international accounting standards. The significant accounting estimates and judgements assessed by management to be potentially impacted by climate risks have been described in Note 1 and with further disclosure in respect of the impact on the Group's long-range plans and deferred tax asset recognition provided in Note 4 and Note 6 respectively.

Our audit effort in considering the impact of climate change on the consolidated financial statements was focused on evaluating management's assessment of the impact of climate risk, physical and transition, their climate commitments, the effects of material climate risks disclosed on pages 64 to 69 and the significant judgements and estimates disclosed in note 1, 4 and 6 and whether these have been appropriately reflected in asset values and associated disclosures where values are determined through modelling future cash flows, being 'Goodwill', 'Other intangible assets' and 'Deferred tax assets', and in the timing and nature of liabilities recognised, being 'Asset Retirement Obligations'. As part of this evaluation, we performed our own risk assessment, supported by our climate change internal specialists, to determine the risks of material misstatement in the financial statements from climate change which needed to be considered in our audit.

The findings from our procedures supported our evaluation and challenge of the adequacy of climate change considerations in the Directors' assessment of going concern and viability and associated disclosures.

Based on our work we have not identified the impact of climate change on the financial statements to be a key audit matter or to materially impact a key audit matter.

Key audit matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) that we identified. These matters included those which had the greatest effect on: the overall audit strategy, the allocation of resources in the audit; and directing the efforts of the engagement team. These matters were addressed in the context of our audit of the financial statements as a whole, and in our opinion thereon, and we do not provide a separate opinion on these matters.

Risk

Carrying value of cash generating units, including goodwill

As more fully described in Note 4 to the consolidated financial statements, in accordance with IAS 36 Impairment of Assets, the Group calculates the value in use ('VIU') for cash generating units ('CGUs') to determine whether an adjustment to the carrying value of the CGU, and therefore, goodwill, is required. As at 31 March 2024, the Group has recorded €24,956 million (FY23: €27,615 million) of goodwill, including €20,335 million (FY23: €20,335 million) in respect of Germany.

The Group's assessment of the VIU of its CGUs involves estimation about the future performance of the local market businesses. In particular, the determination of the VIU for Germany was sensitive to the significant assumptions of projected adjusted EBITDAaL growth, projected capital expenditure, the long-term growth rate, and the discount rate.

Auditing the Group's annual impairment test for the Germany CGU was complex and involved significant auditor judgement, given the estimation uncertainty related to the significant assumptions described above and the sensitivity to fluctuations in those assumptions, as well as market specific factors.

Our response to the risk

The recoverability of the Group's Germany CGU carrying value was subject to full scope audit procedures performed by the primary audit team with support from the component audit team on certain procedures at the local market level.

We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the Group's goodwill impairment review process, including, for example, management's controls over the significant assumptions described for the Germany VIU assessment above.

For the annual impairment assessment as at 31 March 2024, we also evaluated, with the help of EY valuation specialists, the methodology applied in the Germany VIU model, as compared to the requirements of IAS 36, including the mathematical accuracy of management's model. We performed procedures to assess the significant assumptions used in the Germany VIU model, including:

— Evaluating projected adjusted EBITDAaL growth, for example by comparing underlying assumptions to external data, such as economic and industry forecasts for the German and European markets, supporting evidence provided by management, and for consistency with evidence obtained from other areas of our audit, including, for example, the results of our procedures described in 'Recognition and recoverability of deferred tax assets on tax losses – Luxembourg' below;

— comparing the cash flow projections used in the Germany VIU model to the information approved by the Group's Board of Directors and evaluating the historical accuracy of management's business plans, which underpin the VIU model, by comparing prior years' forecasts to actual results;

— comparing forecast capital expenditure to actual historical spend, market specific events such as fibre and 5G roll-out, industry analysis and competitor data, where available;

— with the support of EY valuation specialists, comparing the long-term growth rate and discount rate assumptions to EY independently determined ranges;

— performing sensitivity analyses on the above-described assumptions in the VIU model, to evaluate whether a reasonable change in assumptions would cause an impairment of the Germany CGU or indicate additional disclosures were appropriate; and

— in considering the existence of contrary evidence, for management's assessment of implied recoverable value, we compared the Germany CGU EBITDAaL multiple to market listed peers and considered independent analyst valuations for the Germany CGU, where available.

We also assessed the adequacy of the related disclosures provided in Note 4 of the consolidated financial statements, in particular the sensitivity disclosures in relation to reasonably possible changes in assumptions that could result in impairment.

Key observations communicated to the Audit and Risk Committee

We agree with management's conclusion that no impairment charge is required to be recognised in the year in respect of the Germany CGU.

The disclosures in Note 4 of the consolidated financial statements in respect of the Germany CGU are consistent with the requirements of IAS 36 including the sensitivity disclosures, which reflect those changes in certain key assumptions that would eliminate the headroom of €2.3 billion.

Independent auditor's report to the members of Vodafone Group Plc (continued)

Risk

Recognition and recoverability of deferred tax assets on tax losses – Luxembourg

As more fully described in Note 6 to the consolidated financial statements, the Group recognises deferred tax assets in accordance with IAS 12 Income Taxes, based on whether management judges that it is probable that there will be sufficient taxable profits in the relevant legal entity or tax group to allow the recognised asset to be recovered.

A deferred tax asset in Luxembourg of €16,714 million (FY23: €16,269 million) has been recognised in respect of losses, as management concluded it is probable that the Luxembourg entities will continue to generate taxable profits in the future against which the deferred tax asset will be recovered. Management estimates that the losses will be utilised, and the related deferred tax asset recovered, over a period of 52 to 57 years (FY23: 35 to 39 years).

The Luxembourg companies' income is derived from the Group's internal financing, procurement and roaming activities. The forecast future finance income can vary based on forecast interest rates and intercompany debt levels, in particular with Vodafone Germany, which in turn impacts the timeframe over which the deferred tax asset is forecast to be recovered.

Furthermore, during the course of the year, the group recognised an additional €1,019 million (included within the €16,714 million above) of deferred tax assets in Luxembourg, in respect of losses that were not previously recognised, on the basis that it is now considered more likely than not that the related €4 billion of losses would not be successfully challenged by the European Commission under state aid rules.

Auditing the Group's recognition and recoverability of deferred tax assets in Luxembourg is significant to the audit because it involves material amounts, and the judgements and estimates in relation to future taxable profits and the period of time over which it is expected to utilise these assets, results in increased estimation uncertainty.

Our response to the risk

Audit procedures on the recognition and recoverability of deferred tax assets on tax losses in Luxembourg were performed by the primary audit team and its tax professionals, with support from Luxembourg tax and transfer pricing specialists for certain procedures.

We obtained an understanding and evaluated the design effectiveness of management's controls around the recognition and recoverability of deferred tax assets in Luxembourg, including the calculation of the gross amount of deferred tax assets recorded and the preparation of the prospective financial information used to determine the Luxembourg entities' future taxable income.

To test the recognition and recoverability of the deferred tax assets in Luxembourg, with the support of tax professionals and tax specialists, our audit procedures included, among others;

– assessing the existence of available losses and evaluating management's position on the recoverability of the losses with respect to local tax law and tax planning strategies adopted;

– in respect of the additional €1,019 million deferred tax asset recognised in the year, we reviewed the legal advice obtained by management and met with the Group's external legal counsel to consider their interpretation of recent legal rulings in respect of recent European Commission state aid cases in Luxembourg and their application to the Group;

– evaluating the forecast finance income by, on a sample basis, recalculating income with reference to underlying agreements, comparing future interest rates utilised in the forecasts to relevant external benchmarks and the assumed projections in intra-group debt levels for consistency with our understanding of relevant guidance in respect of transfer pricing of financial transactions;

– assessing whether contrary evidence exists that is not consistent with either management's stated intention that the financing structures, as projected, as well as the debt levels in Vodafone Germany, will remain in place or that it is probable that sufficient future taxable profits will exist;

– assessing the reasonability of forecasted procurement and roaming taxable profits utilised in management's assessment, by considering historical forecasting accuracy, changes in pricing models, and with evidence obtained from other areas of our audit;

– performing sensitivities to understand the impact of changes in key assumptions of intra-group financing levels and forecast interest rates, on the utilisation timeframe given the Group does not currently recognise deferred tax assets which are forecast to be used 60 years beyond the balance sheet date; and

– evaluating the adequacy of the disclosures in respect of the recognition of the deferred tax asset, including as it relates to the evidence supporting the recognition, judgements in respect of the utilisation profile, including longer term uncertainties and the key drivers of changes in the carrying value of the asset and the utilisation period.

Key observations communicated to the Audit and Risk Committee

We agree with the recognition of the deferred tax assets and consequently the long recoverability period, on the basis of forecast profits, which are considered probable, given the commercial rationale and management's intention to retain current activities in Luxembourg and the debt levels in Vodafone Germany, over the longer term, and the track record of historical profitability in the Luxembourg operations.

The increase in the period of utilisation in FY24 is consistent with expectations of future interest rate reductions, driving lower forecast taxable profits on forecast financing activities.

Changes in key assumptions, in particular a plausible reduction in the level of intra-group debt levels with Germany, could lead to an increase in utilisation period beyond 60 years. The Group does not currently recognise deferred tax assets which are forecast to be used 60 years beyond the balance sheet date and consequently, should the assumptions change, a different conclusion could be reached in respect of the level of deferred tax asset recognised.

We consider that the disclosures included within Note 6 to the consolidated financial statements acknowledges both the judgement made in respect of the timing and profile of the utilisation of the losses in the short to medium term and the longer-term uncertainties in relation to the carrying value of the related deferred tax asset.

Risk

Revenue recognition

As more fully described in Note 2, Note 14 and Note 15 to the consolidated financial statements, the Group reported revenue of €36,717 million (FY23: €37,672 million, after re-presentation for IFRS 5, contract assets of €2,863 million (FY23: €3,557 million) and contract liabilities of €1,908 million (FY23: €2,543 million) for the year ended or as at 31 March 2024. Management records revenue according to the principles of IFRS 15, Revenue from Contracts with Customers, including following the 5-step model therein.

We identified a risk of management override through inappropriate manual topside revenue journal entries, given revenue is a key performance indicator, both in external communication and for management incentives.

We also consider auditing the revenue recorded by the Group to involve greater auditor effort and attention, due to the multiple IT systems and tools utilised in the initiation, processing and recording of transactions, which includes a high volume of individually low monetary value transactions. The involvement of IT professionals was required to determine the audit approach to test and evaluate the relevant data that was captured and aggregated, and to assess the sufficiency of the audit evidence obtained.

Our response to the risk

We performed full or specified audit procedures over this risk area in 7 full scope and 3 specified procedure components with significant revenue streams, which covered 79% of the Group's revenue.

Our audit procedures at full scope component locations included, among others obtaining an understanding of, evaluating the design and testing the operating effectiveness of controls over the Group's revenue recognition process, which includes management's determination of the timing of revenue recorded. With the support of our IT professionals, we also evaluated the design and tested the operating effectiveness of controls over the appropriate flow of transactional data through the IT systems and tools and the reconciliation of the transactional data to the accounting records. For specified procedures components, we obtained an understanding of the design of controls over the revenue recognition process.

For significant revenue streams, our audit procedures included the following, on a sample basis:

– We used data analytic tools to identify revenue related manual journals posted to the general ledger and traced these back to underlying source documentation, to evaluate the propriety, completeness and accuracy of the postings. We also performed analytical procedures to consider the completeness of journal postings.

– Where it was deemed to be most effective, at certain components we extended the use of data analytics. These incremental procedures involved testing full populations of transactions, including performing a correlation analysis between invoiced revenue, receivables and cash. We performed targeted audit procedures over material items that did not correlate as expected.

– At components where the above procedures were not used, for the significant revenue billing systems, we obtained the billing data to general ledger reconciliation, which included the relevant adjustments to deferred and accrued revenue balances. We reperformed these reconciliations, including assessing the accuracy of the data inputs to underlying source documentation, including contractual agreements where applicable. In addition, we tested the mathematical accuracy and completeness of the reconciliations and material reconciling items, including significant revenue postings outside of the billing systems.

– We recalculated the revenue recognised to evaluate whether the processing of the revenue recognition by the Group's IT systems was materially correct.

We also assessed the adequacy of the Group's disclosures in respect to the accounting policies on revenue recognition.

Key observations communicated to the Audit and Risk Committee

Based on the procedures performed, including those in respect of manual adjustments to revenue, we concluded that revenue has been appropriately recognised in accordance with IFRS 15, in the year ended 31 March 2024.

Independent auditor's report to the members of Vodafone Group Plc (continued)

Our application of materiality

We apply the concept of materiality in planning and performing the audit, in evaluating the effect of identified misstatements on the audit and in forming our audit opinion.

Materiality

The magnitude of an omission or misstatement that, individually or in the aggregate, could reasonably be expected to influence the economic decisions of the users of the financial statements. Materiality provides a basis for determining the nature and extent of our audit procedures.

We determined our final materiality for the Group to be €220 million (2023: €300 million), which is 2% (2023: approximately 2%) of Adjusted EBITDAaL. We believe that Adjusted EBITDAaL provides us with the most relevant performance measure for the continuing business on which to determine materiality, given the prominence of this metric throughout the Annual Report and consolidated financial statements, investor presentations, profit metrics focused on by analysts and its alignment to the management remuneration metric of adjusted EBIT.

We determined materiality for the Parent company to be €450 million (2023: €502 million), which is 1% (2023: 1%) of the Parent company's equity. However, since the Parent company was a full scope component, for accounts that were relevant for the consolidated financial statements, a performance materiality of €33 million was applied.

During the course of our audit, we reassessed initial Group materiality (€260 million) after the classification of Vodafone Spain and Italy as discontinued operations, in accordance with IFRS 5. We did not change our basis or point in range as 2% of Adjusted EBITDAaL from continuing operations, remained the most relevant performance metric. Our audit procedures have been performed to our final materiality (€220 million).

Performance materiality

The application of materiality at the individual account or balance level. It is set at an amount to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds materiality.

On the basis of our risk assessments, together with our assessment of the effectiveness of the Group's overall control environment to prevent or timely detect and correct material errors, our judgement was that performance materiality was 75% (2023: 75%) of our planning materiality, namely €165m (2023: €225m).

Audit work at component locations for the purpose of obtaining audit coverage over significant financial statement accounts is undertaken based on a percentage of total performance materiality. The performance materiality set for each component is based on the relative scale and risk of the component to the Group as a whole and our assessment of the risk of misstatement at that component. In the current year, the range of performance materiality allocated to components was €33m to €165m (2023: €45m to €225m).

Reporting threshold

An amount below which identified misstatements are considered as being clearly trivial.

We agreed with the Audit and Risk Committee that we would report to them all uncorrected audit differences in excess of €11m (2023: €15m), which is set at 5% of materiality, as well as differences below that threshold that, in our view, warranted reporting on qualitative grounds.

We evaluate any uncorrected misstatements against both the quantitative measures of materiality discussed above and in light of other relevant qualitative considerations in forming our opinion.

Other information

The other information comprises the information included in the annual report set out on pages 1 to 124, other than the financial statements and our auditor's report thereon. The directors are responsible for the other information contained within the annual report.

Our opinion on the financial statements does not cover the other information and, except to the extent otherwise explicitly stated in this report, we do not express any form of assurance conclusion thereon.

Our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the course of the audit or otherwise appears to be materially misstated. If we identify such material inconsistencies or apparent material misstatements, we are required to determine whether this gives rise to a material misstatement in the financial statements themselves. If, based on the work we have performed, we conclude that there is a material misstatement of the other information, we are required to report that fact.

We have nothing to report in this regard.

Opinions on other matters prescribed by the Companies Act 2006

In our opinion, the part of the directors' remuneration report to be audited has been properly prepared in accordance with the Companies Act 2006.

In our opinion, based on the work undertaken in the course of the audit:

− the information given in the strategic report and the directors' report for the financial year for which the financial statements are prepared is consistent with the financial statements; and
− the strategic report and the directors' report have been prepared in accordance with applicable legal requirements.

Matters on which we are required to report by exception

In the light of the knowledge and understanding of the Group and the Parent company and its environment obtained in the course of the audit, we have not identified material misstatements in the strategic report or the directors' report.

We have nothing to report in respect of the following matters in relation to which the Companies Act 2006 requires us to report to you if, in our opinion:

– adequate accounting records have not been kept by the Parent company, or returns adequate for our audit have not been received from branches not visited by us; or
– the Parent company financial statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns; or
– certain disclosures of directors' remuneration specified by law are not made; or
– we have not received all the information and explanations we require for our audit

Corporate Governance Statement

We have reviewed the directors' statement in relation to going concern, longer-term viability and that part of the Corporate Governance Statement relating to the Group and Parent company's compliance with the provisions of the UK Corporate Governance Code specified for our review by the Listing Rules.

Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the Corporate Governance Statement is materially consistent with the financial statements or our knowledge obtained during the audit:

– Directors' statement with regards to the appropriateness of adopting the going concern basis of accounting and any material uncertainties identified set out on page 124;
– Directors' explanation as to its assessment of the company's prospects, the period this assessment covers and why the period is appropriate set out on page 63;
– Director's statement on whether it has a reasonable expectation that the Group will be able to continue in operation and meets its liabilities set out on page 63;
– Directors' statement on fair, balanced and understandable set out on page 123;
– Board's confirmation that it has carried out a robust assessment of the emerging and principal risks set out on page 123;
– The section of the annual report that describes the review of effectiveness of risk management and internal control systems set out on pages 93 and 120; and;
– The section describing the work of the Audit & Risk Committee set out on pages 89 to 94

Responsibilities of directors

As explained more fully in the directors' responsibilities statement set out on page 123, the directors are responsible for the preparation of the financial statements and for being satisfied that they give a true and fair view, and for such internal control as the directors determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the Group and Parent company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or the Parent company or to cease operations, or have no realistic alternative but to do so.

Auditor's responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Explanation as to what extent the audit was considered capable of detecting irregularities, including fraud

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect irregularities, including fraud. The risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion. The extent to which our procedures are capable of detecting irregularities, including fraud is detailed below.

However, the primary responsibility for the prevention and detection of fraud rests with both those charged with governance of the company and management.

– We obtained an understanding of the legal and regulatory frameworks that are applicable to the Group and determined that the most significant are those that relate to the reporting framework (IFRS as Issued by the International Accounting Standards Board, Financial Reporting Standard 101 'Reduced disclosure framework', ('FRS 101'), the UK Companies Act 2006 and UK Corporate Governance Code), the relevant tax compliance regulations in the jurisdictions in which the Group operates and the EU General Data Protection Regulation (GDPR).

Independent auditor's report to the members of Vodafone Group Plc (continued)

— We understood how the Group is complying with those frameworks by making enquiries of management, internal audit, those responsible for legal and compliance procedures and the Company Secretary. We supplemented our enquiries through our review of board minutes and papers provided to the Audit and Risk Committee, correspondence received from regulatory bodies and attendance at all meetings of the Audit and Risk Committee, as well as consideration of the results of our audit procedures across the Group, including our testing of entity level and group-wide controls.

— We assessed the susceptibility of the Group's financial statements to material misstatement, including how fraud might occur, by meeting with management from various parts of the Group, including management and finance teams of the local markets designated as full, specific and specified procedures scope locations, Head Office, the Audit and Risk Committee, the Group Internal Audit function, the Group Legal function and individuals in the fraud and compliance department, to understand where it considered there was susceptibility to fraud; and assessing whistleblowing logs and associated incidences for those with a potential financial reporting impact. We also considered performance targets and their propensity to influence efforts made by management to manage earnings or influence the perceptions of analysts. We considered the programmes and controls that the Group has established to address risks identified, or that otherwise prevent, deter and detect fraud, and how senior management monitors those programmes and controls.

— Based on this understanding we designed our audit procedures to identify non-compliance with such laws and regulations or fraudulent financial reporting, where the impact on the financial statements of such non-compliance or fraudulent financial reporting could be material. These procedures included, where necessary, the use of forensic and other relevant specialists. Our procedures involved enquiries of management at Head Office, the Audit and Risk Committee, the Group Internal Audit function, the Group legal function, the Group Corporate Security team, individuals in the fraud and compliance department (including those responsible for fraud investigation and whistleblowing). We also performed journal entry testing, with a focus on manual consolidation journals, journals indicating large or unusual transactions and journals with key words that could indicate management override, based on our understanding of the business; and challenging the assumptions and judgements made by management in respect of significant one-off transactions in the financial year and significant accounting estimates, as referred to in the key audit matters section above. At a component level, our full and specified procedure scope component audit teams' procedures included enquiries of component management; journal entry testing; and testing in respect of the key audit matter of revenue recognition. We also leveraged our data analytics capabilities in performing work on the purchase to pay process and fixed asset balances and leases, to assist in identifying higher risk transactions and balances, for testing. We also used EY's Document Authenticity Tool to analyse certain electronic documents used as audit evidence, to identify characteristics of documents that can be indicators of alteration or inauthenticity.

— Where the risk of fraud, including the risk of management override, was considered to be higher, including areas impacting Group key performance indicators or management remuneration, we performed audit procedures to address each identified material fraud risk or other risk of material misstatement. These procedures included those on revenue recognition referred to in the key audit matters section above and testing journal entries that we judged to be of higher risk and were designed to provide reasonable assurance that the financial statements were free from material fraud or error.

A further description of our responsibilities for the audit of the financial statements is located on the Financial Reporting Council's website at https://www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditor's report.

Other matters we are required to address

— Following the recommendation from the Audit & Risk Committee, we were appointed by the Parent company on 9 May 2023 to audit the financial statements for the year ending 31 March 2023 and subsequent financial periods.

— The period of total uninterrupted engagement including previous renewals and reappointments is five years, covering the years ending 31 March 2020 to 31 March 2024.

— The audit opinion is consistent with the additional report to the Audit & Risk Committee.

Use of our report

This report is made solely to the company's members, as a body, in accordance with Chapter 3 of Part 16 of the Companies Act 2006. Our audit work has been undertaken so that we might state to the company's members those matters we are required to state to them in an auditor's report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company and the company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Alison Duncan (Senior statutory auditor)

for and on behalf of Ernst & Young LLP, Statutory Auditor

London

14 May 2024

Consolidated income statement

for the years ended 31 March

	Note	2024 €m	Re-presented[1] 2023 €m	Re-presented[1] 2022 €m
Revenue	2	**36,717**	**37,672**	**37,010**
Cost of sales		(24,459)	(24,359)	(23,948)
Gross profit		**12,258**	**13,313**	**13,062**
Selling and distribution expenses		(2,674)	(2,777)	(2,754)
Administrative expenses		(5,768)	(5,351)	(4,797)
Net credit losses on financial assets	22	(491)	(505)	(404)
Share of results of equity accounted associates and joint ventures	12	(96)	433	389
Impairment reversal/(loss)	4	64	(64)	–
Other income	3	372	9,402	244
Operating profit	3	**3,665**	**14,451**	**5,740**
Investment income	5	581	232	251
Financing costs	5	(2,626)	(1,609)	(1,842)
Profit before taxation		**1,620**	**13,074**	**4,149**
Income tax expense	6	(50)	(492)	(1,561)
Profit for the financial year - Continuing operations		**1,570**	**12,582**	**2,588**
(Loss)/profit for the financial year - Discontinued operations	7	(65)	(247)	185
Profit for the financial year		**1,505**	**12,335**	**2,773**
Attributable to:				
– Owners of the parent		1,140	11,838	2,237
– Non-controlling interests[2]		365	497	536
Profit for the financial year		**1,505**	**12,335**	**2,773**
Earnings per share - Continuing operations				
– Basic	8	4.45c	43.66c	7.07c
– Diluted	8	4.44c	43.51c	7.05c
Earnings per share - Total Group				
– Basic	8	4.21c	42.77c	7.71c
– Diluted	8	4.20c	42.62c	7.68c

Consolidated statement of comprehensive income/(expense)

for the years ended 31 March

	Note	2024 €m	Re-presented[1] 2023 €m	Re-presented[1] 2022 €m
Profit for the financial year		**1,505**	**12,335**	**2,773**
Other comprehensive income/(expense):				
Items that may be reclassified to the income statement in subsequent years:				
Foreign exchange translation differences, net of tax		(440)	(1,236)	(30)
Foreign exchange translation differences transferred to the income statement		23	(334)	19
Other, net of tax[3]		(1,748)	963	1,863
Total items that may be reclassified to the income statement in subsequent years		**(2,165)**	**(607)**	**1,852**
Items that will not be reclassified to the income statement in subsequent years:				
Net actuarial (losses)/gains on defined benefit pension schemes, net of tax	25	(58)	(160)	483
Total items that will not be reclassified to the income statement in subsequent years		**(58)**	**(160)**	**483**
Other comprehensive (expense)/income		**(2,223)**	**(767)**	**2,335**
Total comprehensive (expense)/income for the financial year		**(718)**	**11,568**	**5,108**
Attributable to:				
– Owners of the parent		(920)	11,267	4,546
– Non-controlling interests		202	301	562
Total comprehensive (expense)/income for the financial year		**(718)**	**11,568**	**5,108**

Notes:

1   The results for the years ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 'Discontinued operations and assets held for sale' for more information.

2   Profit attributable to non-controlling interests derives solely from continuing operations.

3   Principally includes the impact of the Group's cash flow hedges deferred to other comprehensive income during the year.

Further details on items in the consolidated statement of comprehensive income/(expense) can be found in the consolidated statement of changes in equity on page 137.

Consolidated statement of financial position

at 31 March

	Note	31 March 2024 €m	31 March 2023 €m
Non-current assets			
Goodwill	10	24,956	27,615
Other intangible assets	10	13,896	19,592
Property, plant and equipment	11	28,499	37,992
Investments in associates and joint ventures	12	10,032	11,079
Other investments	13	1,006	1,093
Deferred tax assets	6	20,177	19,316
Post employment benefits	25	257	329
Trade and other receivables	14	5,967	7,843
		104,790	**124,859**
Current assets			
Inventory		568	956
Taxation recoverable		76	279
Trade and other receivables	14	8,594	10,705
Other investments	13	5,092	7,017
Cash and cash equivalents	19	6,183	11,705
		20,513	**30,662**
Assets held for sale	7	19,047	–
Total assets		**144,350**	**155,521**
Equity			
Called up share capital	17	4,797	4,797
Additional paid-in capital		149,253	149,145
Treasury shares		(7,645)	(7,719)
Accumulated losses		(114,641)	(113,086)
Accumulated other comprehensive income		28,202	30,262
Total attributable to owners of the parent		**59,966**	**63,399**
Non-controlling interests		1,032	1,084
Total equity		**60,998**	**64,483**
Non-current liabilities			
Borrowings	21	48,328	51,669
Deferred tax liabilities	6	699	771
Post employment benefits	25	181	258
Provisions	16	1,615	1,572
Trade and other payables	15	2,328	2,184
		53,151	**56,454**
Current liabilities			
Borrowings	21	8,659	14,721
Financial liabilities under put option arrangements	22	–	485
Taxation liabilities		393	457
Provisions	16	833	674
Trade and other payables	15	13,398	18,247
		23,283	**34,584**
Liabilities held for sale	7	6,918	–
Total equity and liabilities		**144,350**	**155,521**

The consolidated financial statements on pages 135 to 226 were approved by the Board of Directors and authorised for issue on 14 May 2024 and were signed on its behalf by:

M. Della Valle

Margherita Della Valle
Group Chief Executive

Luka Mucic
Group Chief Financial Officer

Consolidated statement of changes in equity

for the years ended 31 March

	Share capital[1] €m	Additional paid-in capital[2] €m	Treasury shares €m	Accumulated losses €m	Currency reserve[3] €m	Pensions reserve €m	Revaluation surplus[4] €m	Other[5] €m	Equity attributable to owners €m	Non-controlling interests €m	Total equity €m
						Accumulated other comprehensive income					
1 April 2021	**4,797**	**150,812**	**(6,172)**	**(121,640)**	**28,430**	**(1,234)**	**1,227**	**(464)**	**55,756**	**2,012**	**57,768**
Issue or reissue of shares[6]	–	(1,902)	2,000	(98)	–	–	–	–	–	–	–
Share-based payments	–	108	–	–	–	–	–	–	108	11	119
Transactions with NCI in subsidiaries[7]	–	–	–	(38)	–	–	–	–	(38)	237	199
Dividends	–	–	–	(2,483)	–	–	–	–	(2,483)	(532)	(3,015)
Comprehensive income/(expense)	–	–	–	2,237	(37)	483	–	1,863	4,546	562	5,108
Profit	–	–	–	2,237	–	–	–	–	2,237	536	2,773
OCI - before tax	–	–	–	–	(56)	627	–	2,368	2,939	26	2,965
OCI - taxes	–	–	–	–	–	(144)	–	(505)	(649)	–	(649)
Transfer to the income statement ('IS')	–	–	–	–	19	–	–	–	19	–	19
Purchase of treasury shares ('TS')[8]	–	–	(3,106)	–	–	–	–	–	(3,106)	–	(3,106)
31 March 2022	**4,797**	**149,018**	**(7,278)**	**(122,022)**	**28,393**	**(751)**	**1,227**	**1,399**	**54,783**	**2,290**	**57,073**
Adoption of IAS 29	–	–	–	–	565	–	–	–	565	–	565
1 April 2022 - b/forward	**4,797**	**149,018**	**(7,278)**	**(122,022)**	**28,958**	**(751)**	**1,227**	**1,399**	**55,348**	**2,290**	**57,638**
Issue or reissue of shares	–	1	122	(113)	–	–	–	–	10	–	10
Share-based payments	–	126	–	–	–	–	–	–	126	9	135
Transactions with NCI in subsidiaries	–	–	–	(287)	–	–	–	–	(287)	(1,118)	(1,405)
Dividends	–	–	–	(2,502)	–	–	–	–	(2,502)	(398)	(2,900)
Comprehensive income/(expense)	–	–	–	11,838	(1,374)	(160)	–	963	11,267	301	11,568
Profit[9]	–	–	–	11,838	–	–	–	–	11,838	497	12,335
OCI - before tax	–	–	–	–	(1,469)	(213)	–	1,314	(368)	(230)	(598)
OCI - taxes	–	–	–	–	(3)	53	–	(351)	(301)	(3)	(304)
Transfer to the IS	–	–	–	–	(334)	–	–	–	(334)	–	(334)
Translation of hyperinflationary results	–	–	–	–	432	–	–	–	432	37	469
Purchase of TS[8]	–	–	(563)	–	–	–	–	–	(563)	–	(563)
31 March 2023	**4,797**	**149,145**	**(7,719)**	**(113,086)**	**27,584**	**(911)**	**1,227**	**2,362**	**63,399**	**1,084**	**64,483**
Issue or reissue of shares	–	–	74	(72)	–	–	–	–	2	–	2
Share-based payments	–	108	–	–	–	–	–	–	108	7	115
Transactions with NCI in subsidiaries	–	–	–	(26)	–	–	–	–	(26)	(5)	(31)
Share of equity accounted entities change in equity	–	–	–	(164)	–	–	–	–	(164)	–	(164)
Dividends	–	–	–	(2,433)	–	–	–	–	(2,433)	(256)	(2,689)
Comprehensive (expense)/income	–	–	–	1,140	(254)	(58)	–	(1,748)	(920)	202	(718)
Profit	–	–	–	1,140	–	–	–	–	1,140	365	1,505
OCI - before tax	–	–	–	–	(826)	(77)	–	(2,331)	(3,234)	(192)	(3,426)
OCI - taxes	–	–	–	–	–	19	–	583	602	–	602
Transfer to the IS	–	–	–	–	23	–	–	–	23	–	23
Translation of hyperinflationary results	–	–	–	–	549	–	–	–	549	29	578
31 March 2024	**4,797**	**149,253**	**(7,645)**	**(114,641)**	**27,330**	**(969)**	**1,227**	**614**	**59,966**	**1,032**	**60,998**

Notes:
1. See note 17 'Called up share capital'.
2. Includes share premium, capital reserve, capital redemption reserve, merger reserve and share-based payment reserve. The merger reserve was derived from acquisitions made prior to 31 March 2004 and subsequently allocated to additional paid-in capital on adoption of IFRS.
3. The currency reserve is used to record cumulative translation differences on the assets and liabilities of foreign operations. These differences are recycled to the income statement on disposal of the foreign operation.
4. The revaluation surplus derives from acquisitions of subsidiaries made before the Group's adoption of IFRS 3 (Revised) on 1 April 2010 and comprises the amounts arising from recognising the Group's pre-existing equity interest in the acquired subsidiary at fair value.
5. Principally includes the impact of the Group's cash flow hedges with €2,037 million net loss deferred to other comprehensive income/(expense) during the year (2023: €2,322 million net gain; 2022: €3,704 million net gain) and €254 million net gain (2023: €896 million net gain; 2022: €1,422 million net gain) recycled to the consolidated income statement. These hedges primarily relate to foreign exchange exposure on fixed borrowings, with any foreign exchange on nominal balances directly impacting income statement in each period but interest cash flows unwinding to the consolidated income statement over the life of the hedges, up to 2063. See note 22 'Capital and financial risk management'.
6. Movements include the re-issue of 1,519 million shares (€1,903 million) in March 2022 to satisfy the second tranche of the Mandatory Convertible Bond issued in March 2019.
7. Principally relates to transactions in relation to Vantage Towers A.G. See note 27 'Acquisitions and disposals' for details.
8. Represents the irrevocable and non-discretionary share buyback programmes which completed on 15 March 2023.
9. Includes a gain on disposal of Vantage Towers A.G. of €8,607 million and a gain on disposal of Vodafone Ghana of €689 million, offset by a loss on disposal of Vodafone Hungary of €69 million.

Consolidated statement of cash flows

for the years ended 31 March

	Note	2024 €m	Re-presented[1] 2023 €m	Re-presented[1] 2022 €m
Inflow from operating activities	18	**16,557**	**18,054**	**18,081**
Cash flows from investing activities				
Purchase of interests in associates and joint ventures	12	(75)	(78)	(445)
Purchase of intangible assets		(2,641)	(2,799)	(2,375)
Purchase of property, plant and equipment		(4,219)	(4,957)	(4,547)
Purchase of investments		(1,233)	(766)	(2,007)
Disposal of interests in subsidiaries, net of cash disposed	27	(67)	6,976	–
Disposal of interests in associates and joint ventures		500	–	446
Disposal of property, plant and equipment and intangible assets		15	90	15
Disposal of investments		1,931	1,647	3,280
Dividends received from associates and joint ventures		442	617	638
Interest received		542	321	246
Cash outflows from discontinued operations		(1,317)	(1,430)	(2,119)
Outflow from investing activities		**(6,122)**	**(379)**	**(6,868)**
Cash flows from financing activities				
Proceeds from issue of long-term borrowings		1,533	4,071	2,548
Repayment of borrowings		(8,970)	(10,501)	(6,933)
Net movement in short-term borrowings		(1,636)	3,171	3,002
Net movement in derivatives		144	261	(293)
Interest paid[2]		(2,227)	(1,815)	(1,726)
Payments for settlement of written put options		(493)	(12)	–
Purchase of treasury shares		–	(1,867)	(2,087)
Issue of ordinary share capital and reissue of treasury shares	17	3	10	–
Equity dividends paid	9	(2,430)	(2,484)	(2,474)
Dividends paid to non-controlling shareholders in subsidiaries		(260)	(400)	(539)
Other transactions with non-controlling shareholders in subsidiaries	27	(16)	(692)	189
Cash outflows from discontinued operations		(1,503)	(3,172)	(1,393)
Outflow from financing activities		**(15,855)**	**(13,430)**	**(9,706)**
Net cash (outflow)/inflow		**(5,420)**	**4,245**	**1,507**
Cash and cash equivalents at beginning of the financial year	19	11,628	7,371	5,790
Exchange (loss)/gain on cash and cash equivalents		(94)	12	74
Cash and cash equivalents at end of the financial year	19	**6,114**	**11,628**	**7,371**

Notes:
1   The results for the years ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 'Discontinued operations and assets held for sale' for more information.
2   Amount for 2024 includes €nil (2023: €26 million cash outflow; 2022: €58 million cash inflow) on derivative financial instruments for the share buyback related to maturing tranches of mandatory convertible bonds.

Notes to the consolidated financial statements

1. Basis of preparation

This section describes the critical accounting judgements and estimates that management has identified as having a potentially material impact on the Group's consolidated financial statements and sets out our significant accounting policies that relate to the financial statements as a whole. Where an accounting policy is generally applicable to a specific note to the financial statements, the policy is described within that note. We have also detailed below the new accounting pronouncements that we will adopt in future years and our current view of the impact they will have on our financial reporting.

The consolidated financial statements are prepared in accordance with UK-adopted International Accounting Standards ('IAS'), with International Financial Reporting Standards ('IFRS') as issued by the International Accounting Standards Board ('IASB') and with the requirements of the Companies Act 2006 (the 'Act'). The consolidated financial statements are prepared on a going concern basis (see page 124).

Vodafone Group Plc is incorporated and domiciled in England and Wales (registration number 1833679). The registered address of the Company is Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, England.

IFRS requires the Directors to adopt accounting policies that are the most appropriate to the Group's circumstances. These have been applied consistently to all the years presented, unless otherwise stated. In determining and applying accounting policies, Directors and management are required to make judgements and estimates in respect of items where the choice of specific policy, accounting judgement, estimate or assumption to be followed could materially affect the Group's reported financial position, results or cash flows and disclosure of contingent assets or liabilities during the reporting period; it may later be determined that a different choice may have been more appropriate.

The Group's critical accounting judgements and key sources of estimation uncertainty are detailed below. Actual outcomes could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period; they are recognised in the period of the revision and future periods if the revision affects both current and future periods.

Management regularly reviews, and revises as necessary, the accounting judgements that significantly impact the amounts recognised in the financial statements and the estimates that are considered to be 'critical estimates' due to their potential to give rise to material adjustments in the Group's financial statements in the year to 31 March 2025. As at 31 March 2024, management has identified critical judgements in respect of revenue recognition, lease accounting, the recognition of deferred tax assets, the accounting for tax disputes, valuing assets and liabilities acquired in business combinations, the classification of joint arrangements, whether to recognise provisions or to disclose contingent liabilities, held for sale accounting and the impacts of climate change. In addition, management has identified critical accounting estimates in relation to the recovery of deferred tax assets, post employment benefits and impairment reviews; estimates have also been identified that are not considered to be critical in respect of the allocation of revenue to goods and services, the useful economic lives of finite lived intangible assets and property, plant and equipment.

The majority of the Group's provisions are either long-term in nature (such as asset retirement obligations) or relate to shorter-term liabilities (such as those relating to restructuring and property) where there is not considered to be a significant risk of material adjustment in the next financial year. Critical judgements exercised in respect of tax disputes include cases in India and a tax dispute related to financing costs in the Netherlands.

These critical accounting judgements, estimates and related disclosures have been discussed with the Group's Audit and Risk Committee.

Critical accounting judgements and key sources of estimation uncertainty

Revenue recognition
Revenue recognition under IFRS 15 necessitates the collation and processing of very large amounts of data and the use of management judgements and estimates to produce financial information. The most significant accounting judgements and source of estimation uncertainty are disclosed below.

Gross versus net presentation
If the Group has control of goods or services when they are delivered to a customer, then the Group is the principal in the sale to the customer; otherwise the Group is acting as an agent. Whether the Group is considered to be the principal or an agent in the transaction depends on analysis by management of both the legal form and substance of the agreement between the Group and its business partners; such judgements impact the amount of reported revenue and operating expenses (see note 2 'Revenue disaggregation and segmental analysis') but do not impact reported assets, liabilities or cash flows. Scenarios requiring judgement to determine whether the Group is a principal or an agent include, for example, those where the Group delivers third-party branded software or services (such as premium music, TV content or cloud-based services) to customers and those where goods or services are delivered to customers in partnership with a third-party.

Notes to the consolidated financial statements (continued)

1. Basis of preparation (continued)

Allocation of revenue to goods and services provided to customers

Revenue is recognised when goods and services are delivered to customers (see note 2 'Revenue disaggregation and segmental analysis'). Goods and services may be delivered to a customer at different times under the same contract, hence it is necessary to allocate the amount payable by the customer between goods and services on a 'relative standalone selling price basis'; this requires the identification of performance obligations ('obligations') and the determination of standalone selling prices for the identified obligations. The determination of obligations is, for the primary goods and services sold by the Group, not considered to be a critical accounting judgement; the Group's policy on identifying obligations is disclosed in note 2 'Revenue disaggregation and segmental analysis'. The determination of standalone selling prices for identified obligations is discussed below.

It is necessary to estimate the standalone price when the Group does not sell equivalent goods or services in similar circumstances on a standalone basis. When estimating the standalone price the Group maximises the use of external inputs; methods for estimating standalone prices include determining the standalone price of similar goods and services sold by the Group, observing the standalone prices for similar goods and services when sold by third parties or using a cost-plus reasonable margin approach (which is sometimes the case for devices and other equipment). Where it is not possible to reliably estimate standalone prices due to a lack of observable standalone sales or highly variable pricing, which is sometimes the case for services, the standalone price of an obligation may be determined as the transaction price less the standalone prices of other obligations in the contract. The standalone price determined for obligations materially impacts the allocation of revenue between obligations and impacts the timing of revenue when obligations are provided to customers at different times – for example, the allocation of revenue between devices, which are usually delivered up-front, and services which are typically delivered over the contract period. However, there is not considered to be a significant risk of material adjustment to the carrying value of contract-related assets or liabilities in the 12 months after the balance sheet date if these estimates were revised.

Lease accounting

Lease accounting under IFRS 16 is complex and necessitates the collation and processing of very large amounts of data and the increased use of management judgements and estimates to produce financial information. The most significant accounting judgements are disclosed below.

Lease identification

Whether the arrangement is considered a lease or a service contract depends on the analysis by management of both the legal form and substance of the arrangement between the Group and the counter-party to determine if control of an identified asset has been passed between the parties; if not, the arrangement is a service arrangement. Control exists if the Group obtains substantially all of the economic benefit from the use of the asset, and has the ability to direct its use, for a period of time. An identified asset exists where an agreement explicitly or implicitly identifies an asset or a physically distinct portion of an asset which the lessor has no substantive right to substitute.

The scenarios requiring the greatest judgement include those where the arrangement is for the use of fibre or other fixed telecommunication lines. Generally, where the Group has exclusive use of a physical line it is determined that the Group can also direct the use of the line and therefore leases will be recognised. Where the Group provides access to fibre or other fixed telecommunication lines to another operator on a wholesale basis the arrangement will generally be identified as a lease, whereas when the Group provides fixed line services to an end-user, generally control over such lines is not passed to the end-user and a lease is not identified.

Where the Group contracts with tower companies to utilise space on a tower for the placement of transmission equipment for a period of time, the arrangement will generally be identified as a lease.

The impact of determining whether an agreement is a lease or a service depends on whether the Group is a potential lessee or lessor in the arrangement and, where the Group is a lessor, whether the arrangement is classified as an operating or finance lease. The impacts for each scenario are described below where the Group is potentially:

- A lessee. The judgement impacts the nature and timing of both costs and reported assets and liabilities. A lease results in an asset and a liability being reported and depreciation and interest being recognised; the interest charge will decrease over the life of the lease. A service contract results in operating expenses being recognised evenly over the life of the contract and no assets or liabilities being recorded (other than trade payables, prepayments and accruals).
- An operating lessor. The judgement impacts the nature of income recognised. An operating lease results in lease income being recognised whilst a service contract results in service revenue. Both are recognised evenly over the life of the contract.
- A finance lessor. The judgement impacts the nature and timing of both income and reported assets. A finance lease results in the lease income being recognised at commencement of the lease and an asset (the net investment in the lease) being recorded.

Lease term

Where leases include additional optional periods after an initial lease term, significant judgement is required in determining whether these optional periods should be included when determining the lease term. The impact of this judgement is significantly greater where the Group is a lessee. As a lessee, optional periods are included in the lease term if the Group is reasonably certain it will exercise an extension option or will not exercise a termination option; this depends on an analysis by management of all relevant facts and circumstances including the leased asset's nature and purpose, the economic and practical potential for replacing the asset and any plans that the Group has in place for the future use of the asset. Where a leased asset is highly customised (either when initially provided or as a result of leasehold improvements) or it is impractical or uneconomic to replace then the Group is more likely to judge that lease extension options are reasonably certain to be exercised. The value of the right-of-use asset and lease liability will be greater when extension options are included in the lease term. The normal approach adopted for lease term by asset class is described below.

The lease terms can vary significantly by type and use of asset and geography. In addition, the exact lease term is subject to the non-cancellable period and rights and options in each contract. Generally, lease terms are judged to be the longer of the non-cancellable term and:

- Between 5 and 10 years for land and buildings (excluding retail), with terms at the top end of this range if the lease relates to assets that are considered to be difficult to exit sooner for economic, practical or reputational reasons;
- The period to the next contractual lease break date for retail premises (excluding breaks within the next 12 months);
- The lease term, or useful economic life, of the assets connected for leases that are used to provide internal connectivity;
- The customer service agreement length for leases of local loop connections or other assets required to provide fixed line or other services to individual customers; and
- 5 years where the Group has leases for the use of space on towers for the placement of transmission equipment.

In most instances the Group has options to renew or extend leases for additional periods after the end of the lease term which are assessed using the criteria above.

Lease terms are reassessed if a significant event or change in circumstances occurs relating to the leased assets that is within the control of the Group; such changes usually relate to commercial agreements entered into by the Group, or business decisions made by the Group. Where such changes change the Group's assessment of whether it is reasonably certain to exercise options to extend, or not terminate leases, then the lease term is reassessed and the lease liability is remeasured, which in most cases will increase the lease liability.

Taxation

The Group's tax charge on ordinary activities is the sum of the total current and deferred tax charges. The calculation of the Group's total tax charge involves estimation and judgement in respect of certain matters, being principally:

Recognition of deferred tax assets

Significant items on which the Group has exercised accounting estimation and judgement include the recognition of deferred tax assets in respect of losses in Luxembourg, Germany, Italy[1] and Spain[1] as well as capital allowances in the United Kingdom. The recognition of deferred tax assets, particularly in respect of tax losses, is based upon whether management judge that it is probable that there will be sufficient and suitable taxable profits in the relevant legal entity or tax group against which to utilise the assets in the future. The Group assesses the availability of future taxable profits using the same undiscounted five year forecasts for the Group's operations as are used in the Group's value in use calculations (see note 4 'Impairment losses'). In the case of Luxembourg, this includes forecasts of future income from the Group's internal financing, centralised procurement and roaming activities.

Where tax losses are forecast to be recovered beyond the five year period, the availability of taxable profits is assessed using the cash flows and long-term growth rates used for the value in use calculations.

The estimated cash flows inherent in these forecasts include the unsystematic risks of operating in the telecommunications business including the potential impacts of changes in the market structure, trends in customer pricing, the costs associated with the acquisition and retention of customers, future technological evolutions and potential regulatory changes, such as our ability to acquire and/or renew spectrum licences.

Changes in the estimates which underpin the Group's forecasts could have an impact on the amount of future taxable profits and could have a significant impact on the period over which the deferred tax asset would be recovered.

The Group only considers substantively enacted tax laws when assessing the amount and availability of tax losses to offset against the future taxable profits. See note 6 'Taxation' to the consolidated financial statements.

See additional commentary relating to climate change below.

Uncertain tax positions

The tax impact of a transaction or item can be uncertain until a conclusion is reached with the relevant tax authority or through a legal process. The Group uses in-house tax experts when assessing uncertain tax positions and seeks the advice of external professional advisors where appropriate. The most significant judgements in this area relate to the Group's tax disputes in India and a tax dispute related to financing costs in the Netherlands. Further details of tax disputes are included in note 29 'Contingent liabilities and legal proceedings' to the consolidated financial statements.

Business combinations and goodwill

When the Group completes a business combination, the fair values of the identifiable assets and liabilities acquired, including intangible assets, are recognised. The determination of the fair values of acquired assets and liabilities is based, to a considerable extent, on management's judgement. If the purchase consideration exceeds the fair value of the net assets acquired then the incremental amount paid is recognised as goodwill. If the purchase price consideration is lower than the fair value of the assets acquired then the difference is recorded as a gain in the income statement.

Allocation of the purchase price between finite lived assets (discussed below) and indefinite lived assets such as goodwill affects the subsequent results of the Group as finite lived intangible assets are amortised, whereas indefinite lived intangible assets, including goodwill, are not amortised.

See note 27 'Acquisitions and disposals' to the consolidated financial statements for further details.

Note:
1   Deferred tax assets in respect of losses in Vodafone Italy and Vodafone Spain are reported with Assets held for sale. See note 7 'Discontinued operations and assets held for sale' for more information.

Notes to the consolidated financial statements (continued)

1. Basis of preparation (continued)

Joint arrangements

The Group participates in a number of joint arrangements where control of the arrangement is shared with one or more other parties. Judgement is required to classify joint arrangements in a separate legal entity as either a joint operation or as a joint venture, which depends on management's assessment of the legal form and substance of the arrangement taking into account relevant facts and circumstances such as whether the owners have rights to substantially all the economic outputs and, in substance, settle the liabilities of the entity.

The classification can have a material impact on the consolidated financial statements. The Group's share of assets, liabilities, revenue, expenses and cash flows of joint operations are included in the consolidated financial statements on a line-by-line basis, whereas the Group's investment and share of results of joint ventures are shown within single line items in the consolidated statement of financial position and consolidated income statement respectively. See note 12 'Investments in associates and joint arrangements' to the consolidated financial statements.

Finite lived intangible assets

Other intangible assets include amounts spent by the Group acquiring licences and spectrum, customer bases and the costs of purchasing and developing computer software.

Where intangible assets are acquired through business combinations and no active market for the assets exists, the fair value of these assets is determined by discounting estimated future net cash flows generated by the asset. Estimates relating to the future cash flows and discount rates used may have a material effect on the reported amounts of finite lived intangible assets.

Estimation of useful life

The useful life over which intangible assets are amortised depends on management's estimate of the period over which economic benefit will be derived from the asset. Useful lives are periodically reviewed to ensure that they remain appropriate. Management's estimates of useful life have a material impact on the amount of amortisation recorded in the year, but there is not considered to be a significant risk of material adjustment to the carrying values of intangible assets in the year to 31 March 2025 if these estimates were revised. The basis for determining the useful life for the most significant categories of intangible assets are discussed below.

Customer bases

The estimated useful life principally reflects management's view of the average economic life of the customer base and is assessed by reference to customer churn rates. An increase in churn rates may lead to a reduction in the estimated useful life and an increase in the amortisation charge.

Capitalised software

For computer software, the estimated useful life is based on management's view, considering historical experience with similar products as well as anticipation of future events which may impact their life such as changes in technology. The useful life will not exceed the duration of a licence.

Property, plant and equipment

Property, plant and equipment represents 19.7% of the Group's total assets (2023: 24.4%). Estimates and assumptions made may have a material impact on their carrying value and related depreciation charge. See note 11 'Property, plant and equipment' to the consolidated financial statements for further details.

Estimation of useful life

The depreciation charge for an asset is derived using estimates of its expected useful life and expected residual value, which are reviewed annually. Management's estimates of useful life have a material impact on the amount of depreciation recorded in the year, but there is not considered to be a significant risk of material adjustment to the carrying values of property, plant and equipment in the year to 31 March 2025 if these estimates were revised.

Management determines the useful lives and residual values for assets when they are acquired, based on experience with similar assets and taking into account other relevant factors such as any expected changes in technology.

See additional commentary relating to climate change, below.

Post employment benefits

Management uses estimates when determining the Group's liabilities and expenses arising for defined benefit pension schemes. Management is required to estimate the future rates of inflation, salary increases, discount rates and longevity of members, each of which may have a material impact on the defined benefit obligations that are recorded. Further details, including a sensitivity analysis, are included in note 25 'Post employment benefits' to the consolidated financial statements.

In addition, plan assets are recognised at fair value at the reporting date in accordance with IFRS 13 'Fair Value Measurement'. Where assets do not have observable prices, estimation is necessary to determine fair values. In estimating fair value, market-observable data is used to the extent it is available.

Contingent liabilities

The Group exercises judgement to determine whether to recognise provisions and the exposures to contingent liabilities related to pending litigations or other outstanding claims subject to negotiated settlement, mediation, arbitration or government regulation, as well as other contingent liabilities (see note 29 'Contingent liabilities and legal proceedings' to the consolidated financial statements). Judgement is necessary to assess the likelihood that a pending claim will succeed, or a liability will arise.

Impairment reviews

IFRS requires management to perform impairment tests annually for indefinite lived assets, for finite lived assets and for equity accounted investments if events or changes in circumstances indicate that their carrying amounts may not be recoverable.

Management is required to make significant judgements concerning the identification of impairment indicators and the determination of recoverable amounts for its assets which are based on the higher of their fair value less costs to sell and their value in use. Observable market data on fair values for equivalent assets is often limited and, for a number of reasons, transaction values agreed as part of any business acquisition or disposal may be higher than the assessed value in use.

The Group performs an annual impairment test which focuses on determining the recoverable amounts for its assets based on value in use, being the present value of the future cash flows it expects to generate from the continuing use of its assets or cash-generating units.

Calculating the net present value of the future cash flows requires estimates to be made in respect of highly uncertain matters including management's expectations of:

— Growth in Adjusted EBITDAaL, (see note 2 'Revenue disaggregation and segmental analysis' for a reconciliation to the consolidated income statement);

— Timing and amount of future capital expenditure, licence and spectrum payments;

— Long-term growth rates; and

— Discount rates that reflect the future cash flows.

Changing the assumptions selected by management, in particular projected Adjusted EBITDAaL, long-term growth rate and discount rate assumptions, could significantly affect the Group's impairment evaluation and hence reported assets and profit or loss. Further details, including a sensitivity analysis, are included in note 4 'Impairment losses' to the consolidated financial statements.

Where the Group has interests in listed entities, market data, such as share price, is used to assess the fair value of those interests. If the market capitalisation indicates that their carrying amounts may not be recoverable, possible adjustments to the share price are reviewed and, where information is available, a value in use calculation is performed to support a conclusion on impairment.

For operations that are classified as held for sale, management is required to determine whether the carrying value of the discontinued operation can be supported by the fair value less costs to sell. Where not observable in a quoted market, management has determined fair value less costs to sell by reference to the outcomes from the application of a number of potential valuation techniques, determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

See additional commentary relating to climate change, below.

Held for sale accounting

When the value of a non-current asset or a group of assets in a disposal group will be primarily recovered through a sale transaction and there is an active plan for the disposal such that it is highly probable that the disposal will be completed within 12 months (subject to certain matters outside of the Group's control) then the related assets will be classified as held for sale and, where appropriate, as a discontinued operation.

Judgement is applied by management in determining if assets meet the requirements to be classified as held for sale and, where appropriate, as discontinued operations. Further detail is provided in note 7 'Discontinued operations and assets held for sale'.

Climate change

The potential climate change-related risks and opportunities to which the Group is exposed, as identified by management, are disclosed in the Group's Task Force on Climate-Related Financial Disclosures ('TCFD') on pages 64 to 69. Management has assessed the potential financial impacts relating to the identified risks, primarily considering the useful lives of, and retirement obligations for, property, plant and equipment, the possibility of impairment of goodwill and other long-lived assets and the recoverability of the Group's deferred tax assets. Management has exercised judgement in concluding that there are no further material financial impacts of the Group's climate-related risks and opportunities on the consolidated financial statements. These judgements will be kept under review by management as the future impacts of climate change depend on environmental, regulatory and other factors outside of the Group's control which are not all currently known.

Notes to the consolidated financial statements (continued)

1. Basis of preparation (continued)

Significant accounting policies applied in the current reporting period that relate to the financial statements as a whole

Accounting convention
The consolidated financial statements are prepared on a historical cost basis except for certain financial and equity instruments that have been measured at fair value and for the application of IAS 29 'Financial Reporting in Hyperinflationary Economies' for the Group's entities reporting in Turkish lira and its associate's reporting in Ethiopian birr (see below).

Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Company, subsidiaries controlled by the Company (see note 31 'Related undertakings' to the consolidated financial statements), joint operations that are subject to joint control and the results of joint ventures and associates (see note 12 'Investments in associates and joint arrangements' to the consolidated financial statements).

Hyperinflationary economies
The Turkish and Ethiopian economies were designated as hyperinflationary from 30 June 2022 and 31 December 2022, respectively. The Group has applied IAS 29 'Financial Reporting in Hyperinflationary Economies' to its Turkish and Ethiopian operations whose functional currencies are Turkish lira and Ethiopian birr from 1 April 2022.

In applying IAS 29, the Turkish lira and Ethiopian birr results and non-monetary asset and liability balances for relevant financial years have been revalued to their present value equivalent local currency amounts at the reporting date, based on the consumer price indexes issued by the Turkish Statistical Institute and the Central Statistics Agency of Ethiopia respectively. Comparative periods are not restated per IAS 21 'The Effects of Changes in Foreign Exchange rates'. The respective indices have risen by 68.5% and 26.2% (2023: 50.5% and 31.3%) during this financial year. The revalued balances are translated to euros at the reporting date exchange rate of €1: 34.94 TRL and €1: 61.43 ETB (2023: €1: 20.85 TRL and €1:58.59 ETB) respectively applying IAS 21.

For the Group's operations in Turkey:

— The gain or loss on the revaluation of net monetary assets resulting from IAS 29 application is recognised in the consolidated income statement within Other income.

— The Group also presents the gain or loss on cash and cash equivalents as monetary items together with the effect of inflation on operating, investing and financing cash flows as one number in the consolidated statement of cash flows.

— The Group has presented the equity revaluation effects and the impact of currency movements within other comprehensive income as such amounts are judged to meet the definition of 'exchange differences'.

For Safaricom's operations in Ethiopia, the impacts are reflected as an increase to Investments in associates and joint ventures in the Consolidated statement of financial position and an increase to Share of results of equity accounted associates and joint ventures recognised in the Consolidated income statement.

The main impacts of the aforementioned adjustments for the Group's Turkish and Ethiopian operations on the consolidated financial statements are shown below.

	Increase/(decrease) 2024 €m	Increase/(decrease) 2023 €m
Impact on the consolidated income statement for the years ended 31 March		
Revenue	111	85
Operating profit[1]	66	(87)
Profit for the financial year[1]	(169)	(123)

	Increase/(decrease) 31 March 2024 €m	Increase/(decrease) 31 March 2023 €m
Impact on the consolidated statement of financial position at 31 March		
Net assets	981	814
Equity attributable to owners of the parent	913	777
Non-controlling interests	68	37

Note:
1 Includes €360 million gain on the net monetary assets/liabilities (2023: €198 million gain).

In addition, it is expected that Egypt will meet the requirements to be designated as a hyperinflationary economy under IAS 29 before 31 December 2024. If the Egyptian economy is designed as hyperinflationary, the Group's financial reporting relating to its operations in Egypt during the year ending 31 March 2025 will be in accordance with IAS 29 applying the Group's policy detailed above.

Foreign currencies

The consolidated financial statements are presented in euro, which is also the Company's functional currency. Each entity in the Group determines its own functional currency and items included in the financial statements of each entity are measured using that functional currency.

With the exception of the Group's Turkish lira operations and Safaricom's Ethiopian birr operations, which are subject to hyperinflation accounting (see above), transactions in foreign currencies are initially recorded at the functional currency rate prevailing at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into the respective functional currency of the entity at the rates prevailing on the reporting period date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the initial transaction dates. Non-monetary items measured in terms of historical cost in a foreign currency are not retranslated.

Share capital, share premium and other capital reserves are initially recorded at the functional currency rate prevailing at the date of the transaction and are not retranslated.

For the purpose of presenting consolidated financial statements, the assets and liabilities of entities with a functional currency other than euro are expressed in euro using exchange rates prevailing at the reporting period date.

Income and expense items and cash flows are translated at the average exchange rates for each month and exchange differences arising are recognised directly in other comprehensive income. On disposal of a foreign entity, the cumulative amount previously recognised in the consolidated statement of comprehensive income relating to that particular foreign operation is recognised in profit or loss in the consolidated income statement.

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated accordingly.

The net foreign exchange loss recognised in the consolidated income statement for the year ended 31 March 2024 is €272 million (31 March 2023: €111 million gain; 2022: €309 million loss). The net gains and net losses are recorded within operating profit (2024: €110 million charge; 2023: €247 million credit; 2022: €24 million charge), financing costs (2024: €173 million charge; 2023: €135 million charge; 2022: €284 million charge) and income tax expense (2024: €11 million credit; 2023: €1 million charge; 2022: €1 million charge). The foreign exchange gains and losses included within other income arise on the disposal of subsidiaries, interests in joint ventures, associates and investments from the recycling of foreign exchange gains and losses previously recognised in the consolidated statement of comprehensive income.

Current or non-current classification

Assets are classified as current in the consolidated statement of financial position where recovery is expected within 12 months of the reporting date. All assets where recovery is expected more than 12 months from the reporting date and all deferred tax assets, goodwill and intangible assets, property, plant and equipment and investments in associates and joint ventures are reported as non-current.

Liabilities are classified as current unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date. For provisions, where the timing of settlement is uncertain, amounts are classified as non-current where settlement is expected more than 12 months from the reporting date. In addition, deferred tax liabilities and post-employment benefits are reported as non-current.

Inventory

Inventory is stated at the lower of cost and net realisable value. Cost is determined on the basis of weighted average costs and comprises direct materials and, where applicable, direct labour costs and those overheads that have been incurred in bringing the inventories to their present location and condition.

Notes to the consolidated financial statements (continued)

1. Basis of preparation (continued)

New accounting pronouncements adopted on 1 April 2023

The Group adopted the following new accounting policies on 1 April 2023 to comply with new standards issued and amendments to IFRS:

— IFRS 17 'Insurance Contracts';

— Amendments to IAS 1 'Disclosure of Accounting Policies';

— Amendment to IAS 8 'Definition of Accounting Estimates';

— Amendment to IAS 12 'Deferred Tax related to Assets and Liabilities arising from a Single Transaction'; and

— Amendment to IAS 12 'International Tax Reform - Pillar Two Model Rules'.

The amendments to IAS 1, IAS 8 and IAS 12 do not have a material impact on the Group's financial reporting on adoption. The impact of the adoption of IFRS 17 and of the IAS 12 Pillar Two Model Rules is addressed below.

IFRS 17 'Insurance Contracts'

IFRS 17 'Insurance Contracts' was adopted by the Group on 1 April 2023. The Standard sets out revised principles for the recognition, measurement, presentation, and disclosure of obligations relating to insurance contracts issued by preparers in order to provide a single accounting model for all types of insurance.

The Group issues certain short and long-term contracts, primarily being (i) the reinsurance of handset and other device insurance issued by a fronting insurer to the Group's customers; and (ii) the reinsurance of a third-party annuity policy issued to the Vodafone and Cable & Wireless ('CWW') sections of the Vodafone UK Group Pension Scheme (refer to note 25 'Post employment benefits'). The adoption of IFRS 17 did not have a material impact on prior period equity.

The adoption of IFRS 17 results in separate insurance and reinsurance liability line items being presented within the Trade and other payables disclosure note to the consolidated financial statements, with corresponding reductions in the Trade payables and Other payables line items (see note 15 'Trade and other payables'). The reclassification as at 31 March 2023 amounts to €257 million and €63 million within the Non-current and Current Trade and other payables notes, respectively. The Non-current and Current Insurance and reinsurance liability amounts included within Trade and other payables at 31 March 2024 are €254 million and €48 million, respectively. The adoption has not resulted in any material adjustments to any other balances or primary statements including equity or to the consolidated income statement.

Amendments to IAS 12 'International Tax Reform - Pillar Two Model Rules'

On 23 May 2023, the IASB issued amendments to IAS 12 'Income Taxes' to provide a mandatory temporary exception to the accounting for deferred taxes arising in relation to International Tax Reform (the 'Pillar Two' rules) and to require additional disclosures regarding the impact of the Pillar Two regulations. The amendments to IAS 12 have been adopted by the Group for the purposes of reporting at 31 March 2024, with additional disclosure also required in the year commencing 1 April 2024.

The Group has applied the mandatory temporary exception and therefore has not recognised or disclosed deferred tax assets or liabilities relating to Pillar Two regulations within the consolidated financial statements for the year ended 31 March 2024. The introduction of Pillar Two regulations is not expected to result in any material future impact on the Group's current tax expense.

See note 6 'Taxation' for further details.

New accounting pronouncements to be adopted on or after 1 April 2024

The following amendments have been issued by the IASB and are effective for annual periods beginning on or after 1 January 2024. These amendments have been endorsed by the UK Endorsement Board.

— Amendments to IAS 1 'Classification of Liabilities as Current or Non-current' and 'Non-current Liabilities with Covenants';

— Amendments to IFRS 16 'Lease Liability in a Sale and Leaseback'; and

— Amendments to IAS 7 and IFRS 7 'Supplier Finance Arrangements'.

The impact of adopting the above two amendments to IAS 1 'Presentation of Financial Statements' is discussed below. No impact is expected from the adoption of the amendments to IFRS 16. The Group will provide additional disclosures in future Annual Reports in respect of supplier arrangements as a result of the option of the amendments to IAS 7 and IFRS 7.

Amendments to IAS 1 'Presentation of Financial Statements'
The Group classifies balances relating to certain bonds as current liabilities if it is the Group's intention to exercise options to redeem them within 12 months of the reporting date. Following the adoption of the IAS 1 amendments on 1 April 2024, bonds that are repayable in more than 12 months will be classified as Non-current liabilities regardless of any intention to redeem the bonds early. The impact of adopting the amendments on the consolidated statement of financial position at 31 March 2024 is a €931 million (31 March 2023: €2,013 million; 1 April 2022: €nil) reduction to the value of bonds presented within Current borrowings which will be re-presented as bonds within Non-current borrowings.

The Group's financial reporting will be presented in accordance with these standards from 1 April 2024 as applicable.

New accounting pronouncements to be adopted on or after 1 April 2025

The following new standards and amendments have been issued by the IASB but have not yet been endorsed by the UK Endorsement Board.

— IFRS 18 'Presentation and Disclosure in Financial Statements'; and

— Amendments to IAS 21 'Lack of Exchangeability'.

IFRS 18 is effective for annual periods beginning on or after 1 January 2027 whilst the amendments to IAS 21 is effective for annual periods beginning on or after 1 January 2025.

The Group is assessing the impact of these new standards and amendments and the Group's financial reporting will be presented in accordance with these standards from 1 April 2025 or subsequently as applicable.

Notes to the consolidated financial statements (continued)

2. Revenue disaggregation and segmental analysis

The Group's businesses are managed on a geographical basis. Selected financial data is presented on this basis below.

Accounting policies

Revenue

When the Group enters into an agreement with a customer, goods and services deliverable under the contract are identified as separate performance obligations ('obligations') to the extent that the customer can benefit from the goods or services on their own and that the separate goods and services are considered distinct from other goods and services in the agreement. Where individual goods and services do not meet the criteria to be identified as separate obligations they are aggregated with other goods and/or services in the agreement until a separate obligation is identified. The obligations identified will depend on the nature of individual customer contracts, but might typically be separately identified for mobile handsets, other equipment such as set-top boxes and routers provided to customers and services provided to customers such as mobile and fixed line communication services. The Group's digital services and Internet of Things ('IoT') customer offers typically include separate obligations for communications services, as well as equipment and software or software as a service ('SaaS'). Where goods and services have a functional dependency (for example, a fixed line router can only be used with the Group's services) this does not, in isolation, prevent those goods or services from being assessed as separate obligations. Activities relating to connecting customers to the Group's network for the future provision of services are not considered to meet the criteria to be recognised as obligations except to the extent that the control of related equipment passes to customers.

The Group determines the transaction price to which it expects to be entitled in return for providing the promised obligations to the customer based on the committed contractual amounts, net of sales taxes and discounts. Where indirect channel dealers, such as retailers, acquire customer contracts on behalf of the Group and receive commission, any commissions that the dealer is compelled to use to fund discounts or other incentives to the customer are treated as payments to the customer when determining the transaction price and consequently are not included in contract acquisition costs.

The transaction price is allocated between the identified obligations according to the relative standalone selling prices of the obligations. The standalone selling price of each obligation deliverable in the contract is determined according to the prices that the Group would achieve by selling the same goods and/or services included in the obligation to a similar customer on a standalone basis; where standalone selling prices are not directly observable, estimation techniques are used maximising the use of external inputs. See 'Critical accounting judgements and key sources of estimation uncertainty' in note 1 for details. Revenue is recognised when the respective obligations in the contract are delivered to the customer and cash collection is considered probable. Revenue for the provision of services, such as mobile airtime, fixed line broadband, other communications services and SaaS, is recognised when the Group provides the related service during the agreed service period.

Revenue for device sales to end customers is generally recognised when the device is delivered to the end customer. For device sales made to intermediaries such as indirect channel dealers, revenue is recognised if control of the device has transferred to the intermediary and the intermediary has no right to return the device to receive a refund; otherwise revenue recognition is deferred until sale of the device to an end customer by the intermediary or the expiry of any right of return.

Where refunds are issued to customers they are deducted from revenue in the relevant service period.

When the Group has control of goods or services prior to delivery to a customer, then the Group is the principal in the sale to the customer. As a principal, receipts from, and payments to, suppliers are reported on a gross basis in revenue and operating costs. If another party has control of goods or services prior to transfer to a customer, then the Group is acting as an agent for the other party and revenue in respect of the relevant obligations is recognised net of any related payments to the supplier and recognised revenue represents the margin earned by the Group. See 'Critical accounting judgements and key sources of estimation uncertainty' in note 1 for details.

Customers typically pay in advance for prepay mobile services and monthly for other communication services. Customers typically pay for handsets and other equipment either up-front at the time of sale or over the term of the related service agreement.

When revenue recognised in respect of a customer contract exceeds amounts received or receivable from a customer at that time a contract asset is recognised; contract assets will typically be recognised for handsets or other equipment provided to customers where payment is recovered by the Group via future service fees. Once the amount receivable becomes conditional only on the passage of time, the contract asset becomes a trade receivable (see note 14 'Trade and other receivables'). If amounts received or receivable from a customer exceed revenue recognised for a contract, for example if the Group receives an advance payment from a customer, a contract liability is recognised.

When contract assets or liabilities are recognised, a financing component may exist in the contract; this is typically the case when a handset or other equipment is provided to a customer up-front but payment is received over the term of the related service agreement, in which case the customer is deemed to have received financing. If a significant financing component is provided to the customer, the transaction price is reduced and interest revenue is recognised over the customer's payment period using an interest rate reflecting the relevant central bank rates and customer credit risk.

Contract-related costs

When costs directly relating to a specific contract are incurred prior to recognising revenue for a related obligation, and those costs enhance the ability of the Group to deliver an obligation and are expected to be recovered, then those costs are recognised in the consolidated statement of financial position as fulfilment costs and are recognised as expenses in line with the recognition of revenue when the related obligation is delivered.

The direct and incremental costs of acquiring a contract including, for example, certain commissions payable to staff or agents for acquiring customers on behalf of the Group, are recognised as contract acquisition cost assets in the consolidated statement of financial position when the related payment obligation is recorded. Costs are recognised as an expense in line with the recognition of the related revenue that is expected to be earned by the Group; typically this is over the customer contract period as new commissions are payable on contract renewal. Certain amounts payable to agents are deducted from revenue recognised (see above).

Segmental analysis

The Group's operating segments are established on the basis of those components of the Group that are evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Group has determined the chief operating decision maker to be its Chief Executive. The Group has a single group of similar services and products, being the supply of communications services and related products.

On 1 April 2023, the Group revised its segments by moving Vodafone Egypt from the Other Markets segment to the Vodacom segment, following the transfer of Vodafone Egypt to the Vodacom group in December 2022. Consequently, the Vodacom segment has been re-named to 'Africa' and the Other Markets segment has been re-named to 'Turkey' because this segment comprised only Vodafone Turkey during the year ended 31 March 2024.

In October 2023 and March 2024, the Group announced the planned disposals of Vodafone Spain and Vodafone Italy, respectively. Consequently, Vodafone Spain and Vodafone Italy have been classified as discontinued operations and are therefore no longer reporting segments of the Group.

Revenue is attributed to a country based on the location of the Group company reporting the revenue. Transactions between operating segments are charged at arm's-length prices.

The operating segments for Germany, UK and Africa are individually material for the Group and are each reporting segments for which certain financial information is provided. In addition, the Vantage Towers operating segment was a separately listed part of the Group until its disposal into a joint venture on 22 March 2023 (see note 27 'Acquisitions and disposals') and is presented as a reporting segment until the date of its disposal as it is considered to provide useful information to users of the financial statements. The aggregation of smaller operating segments into the Other Europe and Turkey reporting segments reflects, in the opinion of management, the similar local market economic characteristics and regulatory environments for each of those operating segments as well as the similar products and services sold and comparable classes of customers. In the case of the Other Europe region (comprising Albania, Czech Republic, Greece, Hungary (until its disposal on 31 January 2023), Ireland, Portugal and Romania), this largely reflects membership or a close association with the European Union, whilst the Turkey segment (comprising Turkey and Ghana until its disposal on 21 February 2023) sits outside the European Union and has different economic and regulatory environment characteristics. Common Functions is a separate reporting segment and comprises activities which are undertaken primarily in central Group entities that do not meet the criteria for aggregation with other reporting segments.

A reconciliation of adjusted EBITDAaL, the Group's measure of segment profit, to the Group's profit or loss before taxation for the financial year is shown below.

	2024 €m	Re-presented[1] 2023 €m	Re-presented[1] 2022 €m
Adjusted EBITDAaL	**11,019**	**12,424**	**12,693**
Restructuring costs	(703)	(538)	(213)
Interest on lease liabilities	440	355	320
Loss on disposal of property, plant and equipment and intangible assets	(34)	(41)	(37)
Depreciation and amortisation on owned assets	(7,397)	(7,520)	(7,656)
Share of results of equity accounted associates and joint ventures	(96)	433	389
Impairment reversal/(loss)[2]	64	(64)	–
Other income	372	9,402	244
Operating profit	**3,665**	**14,451**	**5,740**
Investment income	581	232	251
Finance costs	(2,626)	(1,609)	(1,842)
Profit before taxation	**1,620**	**13,074**	**4,149**

Notes:
1 The results for the years ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 'Discontinued operations and assets held for sale' for more information.
2 The impairment reversal/(loss) for the years ended 31 March 2024 and 31 March 2023 relates to Indus Towers. See overleaf and note 4 'Impairment losses'.

Notes to the consolidated financial statements (continued)

2. Revenue disaggregation and segmental analysis (continued)

Revenue disaggregation and segmental income statement analysis

Revenue reported for the year includes revenue from contracts with customers, comprising service and equipment revenue, as well as other revenue items including revenue from leases and interest revenue arising from transactions with a significant financing component.

The tables below present Revenue and Adjusted EBITDAaL for the year ended 31 March 2024 and for the comparative years ended 31 March 2023 and 31 March 2022.

31 March 2024	Service revenue €m	Equipment revenue €m	Revenue from contracts with customers €m	Other revenue[1] €m	Interest revenue €m	Total segment revenue €m	Adjusted EBITDAaL €m
Germany	11,453	1,132	12,585	357	15	12,957	5,017
UK	5,631	1,111	6,742	54	41	6,837	1,408
Other Europe	4,722	665	5,387	102	15	5,504	1,516
Africa	5,951	1,030	6,981	409	30	7,420	2,539
Turkey	1,746	609	2,355	7	–	2,362	510
Common Functions[2]	559	49	608	1,256	–	1,864	29
Eliminations	(150)	(1)	(151)	(76)	–	(227)	–
Group	**29,912**	**4,595**	**34,507**	**2,109**	**101**	**36,717**	**11,019**

31 March 2023 Re-presented[3]	Service revenue €m	Equipment revenue €m	Revenue from contracts with customers €m	Other revenue[1] €m	Interest revenue €m	Total segment revenue €m	Adjusted EBITDAaL €m
Germany	11,433	1,313	12,746	350	17	13,113	5,323
UK	5,358	1,375	6,733	58	33	6,824	1,350
Other Europe[4]	5,005	602	5,607	117	20	5,744	1,632
Africa[5]	6,556	1,089	7,645	403	28	8,076	2,880
Turkey[6]	1,593	475	2,068	4	–	2,072	424
Vantage Towers	–	–	–	1,338	–	1,338	795
Common Functions[2]	530	47	577	1,191	–	1,768	20
Eliminations	(157)	(1)	(158)	(1,105)	–	(1,263)	–
Group	**30,318**	**4,900**	**35,218**	**2,356**	**98**	**37,672**	**12,424**

31 March 2022 Re-presented[3]	Service revenue €m	Equipment revenue €m	Revenue from contracts with customers €m	Other revenue[1] €m	Interest revenue €m	Total segment revenue €m	Adjusted EBITDAaL €m
Germany	11,616	1,126	12,742	365	21	13,128	5,669
UK	5,154	1,333	6,487	69	33	6,589	1,395
Other Europe[4]	5,001	528	5,529	105	19	5,653	1,606
Africa[5]	6,386	1,013	7,399	384	24	7,807	2,929
Turkey[6]	1,669	341	2,010	6	–	2,016	531
Vantage Towers	–	–	–	1,252	–	1,252	619
Common Functions[2]	522	53	575	1,190	1	1,766	(56)
Eliminations	(141)	(1)	(142)	(1,059)	–	(1,201)	–
Group	**30,207**	**4,393**	**34,600**	**2,312**	**98**	**37,010**	**12,693**

Notes:
1 Other revenue includes lease revenue recognised under IFRS 16 'Leases' (see note 20 'Leases').
2 Comprises central teams and business functions.
3 The results for the years ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations and are therefore excluded. See note 7 'Discontinued operations and assets held for sale' for more information.
4 The comparative years also include the results of Vodafone Hungary which, as previously reported, was sold in January 2023.
5 From 1 April 2023, the Group revised its segmental reporting by moving Vodafone Egypt to the Africa segment. The comparatives have been re-presented on the new basis of segmental reporting. There is no impact on previously reported Group metrics.
6 The Turkey segment comprises only Vodafone Turkey in the year ended 31 March 2024. The comparative years also include the results of Vodafone Ghana which, as previously reported, was sold in February 2023.

The total future revenue from the remaining term of Group's contracts with customers for performance obligations not yet delivered to those customers at 31 March 2024 is €16,577 million (re-presented[7] 2023: €16,354 million; 2022: €17,902 million); of which €10,488 million (re-presented[7] 2023: €10,324 million; 2022: €11,353 million) is expected to be recognised within the next year and the majority of the remaining amount in the following 12 months.

Notes:
7 The results for the years ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations, decreasing the previously disclosed amount of total future revenue by €2,167 million and €2,111 million respectively as well as future revenue expected to be recognised within the next year by €1,617 million and €1,560 million respectively. See note 7 'Discontinued operations and assets held for sale' for more information.

Segmental assets

The tables below present the segmental assets for the year ended 31 March 2024 and for the comparative years ended 31 March 2023 and 31 March 2022.

31 March 2024	Non-current assets[1] €m	Capital additions[2] €m	Right-of-use asset additions €m	Other additions to intangible assets[3] €m	Depreciation and amortisation €m	Impairment reversal[6] €m
Germany	42,931	2,565	1,045	–	4,543	–
UK	6,863	878	957	–	1,733	–
Other Europe	7,564	862	442	–	1,447	–
Africa	6,377	1,005	296	163	1,184	–
Turkey	1,644	320	160	120	537	(64)
Common Functions	1,972	782	203	–	970	–
Group	**67,351**	**6,412**	**3,103**	**283**	**10,414**	**(64)**

31 March 2023 Re-presented[4]	Non-current assets[1] €m	Capital additions[2] €m	Right-of-use asset additions €m	Other additions to intangible assets[3] €m	Depreciation and amortisation €m	Impairment loss €m
Germany	43,878	2,701	2,145	2	4,154	–
Italy	10,235	833	916	5	–	–
UK	6,629	892	1,639	–	1,562	–
Spain	6,331	565	742	8	–	–
Other Europe	7,815	927	1,104	151	1,363	–
Africa[5]	6,796	1,122	246	264	1,311	–
Turkey[6]	1,502	235	150	9	546	64
Vantage Towers	–	551	318	–	326	–
Common Functions	2,013	839	127	–	993	–
Group	**85,199**	**8,665**	**7,387**	**439**	**10,255**	**64**

31 March 2022 Re-presented[4]	Non-current assets[1] €m	Capital additions[2] €m	Right-of-use asset additions €m	Other additions to intangible assets[3] €m	Depreciation and amortisation €m	Impairment loss €m
Germany	43,190	2,670	795	–	3,981	–
Italy	10,519	840	670	255	–	–
UK	6,226	832	580	229	1,905	–
Spain	6,433	676	422	291	–	–
Other Europe	8,548	1,009	502	126	1,511	–
Africa[5]	7,991	1,136	216	–	1,219	–
Turkey[6]	859	247	200	–	299	–
Vantage Towers	8,179	366	320	–	523	–
Common Functions	2,103	844	123	–	979	–
Group	**94,048**	**8,620**	**3,828**	**901**	**10,417**	**–**

Notes:
1 Comprises goodwill, other intangible assets and property, plant and equipment.
2 Includes additions to: (i) property, plant and equipment (excluding right-of-use assets) and (ii) computer software, development costs and in relation to identifiable wavelengths, reported within Intangible assets.
3 Includes additions to licences and spectrum and customer base acquisitions.
4 The results for the years ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 'Discontinued operations and assets held for sale' for more information.
5 From 1 April 2023, the Group revised its segmental reporting by moving Vodafone Egypt to the Africa segment. The comparatives have been re-presented on the new basis of segmental reporting. There is no impact on previously reported Group metrics.
6 The Turkey segment comprises only Vodafone Turkey in the year ended 31 March 2024. In the comparative years, the segment was named Other markets and also included the results of Vodafone Ghana which, as previously reported, was sold in February 2023 and an impairment charge in respect of the Group's carrying value of Indus Towers Limited during the year ended 31 March 2023 and reversed during the year ended 31 March 2024. See note 4 'Impairment losses' for more information.

Notes to the consolidated financial statements (continued)

3. Operating profit

Detailed below are the key amounts recognised in arriving at our operating profit

	2024 €m	Re-presented[1] 2023 €m	Re-presented[1] 2022 €m
Amortisation of intangible assets (Note 10)	3,515	3,380	3,425
Depreciation of property, plant and equipment (Note 11):			
Owned assets	3,882	4,142	4,274
Leased assets	3,017	2,733	2,718
Impairment (reversal)/loss (Note 4)	(64)	64	–
Staff costs (Note 24)	5,498	5,192	4,620
Amounts related to inventory included in cost of sales	4,659	5,035	4,580
Own costs capitalised attributable to the construction or acquisition of property, plant and equipment	(1,188)	(1,099)	(944)
Gain on the revaluation of net monetary assets resulting from IAS 29 application[2] (Note 1)	(360)	(198)	–
Loss on disposal of Vodafone Hungary[2] (Note 27)	–	69	–
Gain on disposal of Vodafone Ghana[2] (Note 27)	–	(689)	–
Gain on disposal of Vantage Towers[2] (Note 27)	–	(8,729)	–
Gain on disposal of Indus Towers Limited[2]	–	–	81
Pledge arrangements in respect of Indus Towers Limited (Note 29)	–	–	(15)

Notes:
1   The results for the years ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 'Discontinued operations and assets held for sale' for more information.
2   Included in Other income in the consolidated income statement.

The total remuneration of the Group's auditor, Ernst & Young LLP and other member firms of Ernst & Young Global Limited, for services provided to the Group during the year ended 31 March is analysed below.

	2024 €m	Re-presented[1] 2023 €m	2022 €m
Parent company	7	6	4
Subsidiaries	19	22	19
Audit fees[2]	**26**	**28**	**23**
Audit-related[3]	10	3	2
Non-audit fees	**10**	**3**	**2**
Total fees	**36**	**31**	**25**

Notes:
1   Audit fees of the parent company for the year ended 31 March 2023 have increased by €1 million compared to the amount previously reported. This is to include fees agreed during the year ended 31 March 2024 relating to the year ended 31 March 2023.
2   Includes fees in connection with the interim review, preliminary announcement and controls audit required under Section 404 of the Sarbanes Oxley Act. In total this amounted to €1 million in each of the years presented.
3   Fees for special purpose audits and statutory and regulatory filings during the year. Fees for the year ended 31 March 2024 are higher than fees for the comparative years, primarily due to Reporting Accountant and audit services required in connection with the proposed merger of Vodafone UK and Three UK and the disposal of Vodafone Spain.

4. Impairment losses

Impairment occurs when the carrying value of assets is greater than the present value of the net cash flows they are expected to generate. We review the carrying value of assets for each country in which we operate at least annually. For further details of our impairment review process see 'Critical accounting judgements and key sources of estimation uncertainty' in note 1 'Basis of preparation' to the consolidated financial statements.

Accounting policies

Goodwill

Goodwill is not subject to amortisation but is tested for impairment annually or whenever there is an indication that the asset may be impaired.

For the purpose of impairment testing, assets are grouped at the lowest levels for which there are separately identifiable cash flows, known as cash-generating units. The determination of the Group's cash-generating units is primarily based on the geographic area where the Group supplies communications services and products. If cash flows from assets within one jurisdiction are largely independent of the cash flows from other assets in that same jurisdiction and management monitors performance separately, multiple cash-generating units are identified within that geographic area.

If the recoverable amount of the cash-generating unit is less than the carrying amount of the unit, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro-rata on the basis of the carrying amount of each asset in the unit. Impairment losses recognised for goodwill are not reversible in subsequent periods.

The recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

Management prepares formal five year plans for the Group's cash-generating units, which are the basis for the value in use calculations.

Property, plant and equipment, finite lived intangible assets and equity accounted investments

At each reporting period date, the Group reviews the carrying amounts of its property, plant and equipment, finite lived intangible assets and equity-accounted investments to determine whether there is any indication that those assets have suffered an impairment loss. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, the Group estimates the recoverable amount of the cash-generating unit to which the asset belongs.

If the recoverable amount of an asset or cash-generating unit is estimated to be less than its carrying amount, the carrying amount of the asset or cash-generating unit is reduced to its recoverable amount and an impairment loss is recognised immediately in the Consolidated income statement.

Where there has been a change in the estimates used to determine recoverable amount and an impairment loss subsequently reverses, the carrying amount of the asset or cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognised for the asset or cash-generating unit in prior years and an impairment loss reversal is recognised immediately in the consolidated income statement.

Impairment review

Following our annual impairment review, no impairments were recognised for any cash-generating units within the Group's continuing operations in the current year. Refer to note 7 for cash-generating units recognised as 'Discontinued operations and assets held for sale' in the current year.

The Group recognised a reversal of the prior year impairment of €64 million in the consolidated income statement within operating profit relating to our investment in Indus Towers. Further detail on events that led to the recognition of this reversal is included on page 155.

Goodwill

The remaining carrying value of goodwill at 31 March was as follows:

	2024 €m	2023 €m
Germany	20,335	20,335
Italy	–	2,481
Other	4,621	4,799
	24,956	**27,615**

Notes to the consolidated financial statements (continued)

Key assumptions used in the value in use calculations

The key assumptions used in determining the value in use are:

Assumption	How determined
Projected adjusted EBITDAaL	Projected adjusted EBITDAaL has been based on past experience adjusted for the following:
	- In Europe, mobile revenue is expected to benefit from increased usage as customers transition to higher data bundles, and new consumer and business products and services are introduced. Fixed revenue is forecast to grow as penetration is increased and more products and services are sold to customers;
	- Outside of Europe, revenue is expected to continue to grow as the penetration of faster data-enabled devices rises along with higher data bundle attachment rates, and new products and services are introduced; and
	- Margins are expected to be impacted by negative factors such as the cost of acquiring and retaining customers in increasingly competitive markets and by positive factors such as the efficiencies expected from the implementation of Group initiatives.
Projected capital expenditure	The cash flow forecasts for capital expenditure are based on past experience and include the ongoing capital expenditure required to maintain our networks, provide products and services in line with customer expectations, including of higher data volumes and speeds, and to meet the population coverage requirements of certain of the Group's licences. In Europe, capital expenditure is required to roll out capacity-building next generation 5G and gigabit networks. Outside of Europe, capital expenditure will be required for the continued rollout of current and next generation mobile networks in emerging markets. Capital expenditure includes cash outflows for the purchase of owned property, plant and equipment and computer software.
Projected licence and spectrum payments	To enable the continued provision of products and services, the cash flow forecasts for licence and spectrum payments for each relevant cash-generating unit include amounts for expected renewals and newly available spectrum. Beyond the five year forecast period, a long-run cost of spectrum is assumed.
Long-term growth rate	For the purposes of the Group's value in use calculations, a long-term growth rate into perpetuity is applied immediately at the end of the five year forecast period and is based on the lower of:
	- the nominal GDP growth rate forecasts for the country of operation; and
	- the long-term compound annual growth rate in adjusted EBITDAaL as estimated by management.
	Long-term compound annual growth rates determined by management may be lower than forecast nominal GDP growth rates due to the following market-specific factors: competitive intensity levels, maturity of business, regulatory environment or sector-specific inflation expectations.
Pre-tax discount rate	The pre-tax discount rate for each cash-generating unit is derived such that when applied to pre-tax cash flows it gives the same result as when the observable post-tax weighted average cost of capital is applied to post-tax cash flows.
	The assumptions used to develop discount rates for each cash-generating unit are benchmarked to externally available data.
	- The risk free rate is derived from an average yield of a ten year bond issued by the government in each cash-generating unit's respective country of operations;
	- The forward-looking equity market risk premium (an investor's required rate of return over and above a risk free rate) is based on studies by independent economists, the long-term average equity market risk premium and the market risk premiums typically used by valuation practitioners;
	- The asset beta reflecting the systematic risk of the telecommunications segment relative to the market as a whole is determined from betas observed for comparable listed telecommunications companies; and
	- The region-specific leverage ratios are estimated from ratios observed for comparable listed telecommunications companies.
	Each cash-generating unit's discount rate is determined in nominal terms in order to match their nominal estimates of future cash flows.
	Higher risk free interest rates and lower asset betas have, respectively, increased and decreased the cash-generating unit discount rates in the current year.

Year ended 31 March 2024

The Group performs its annual impairment test for goodwill and indefinite lived intangible assets at 31 March and when there is an indicator of impairment of an asset. At each reporting period date, judgement is exercised by management in determining whether any internal or external sources of information observed are indicative that the carrying amount of any of the Group's cash generating units is not recoverable. Refer to note 7 for cash-generating units recognised as 'Discontinued operations and assets held for sale' in the current year.

Climate change

As a large owner of infrastructure and consumer of energy, the Group has exposure to climate change related risks such as energy cost increases, asset damage and service disruption. The long range plans used in the Group's impairment testing include forecast energy costs and other costs that are embedded in the planning process to deliver the Group's zero carbon targets. The long range plans also include capital expenditure in relation to the Group's use of durable and energy efficient infrastructure and the costs of the Group's extensive and ongoing network maintenance programme. Climate change has not had a material impact on the outcome of the Group's impairment testing.

Indus Towers Limited

Management determines the recoverable amount of the Group's investment in Indus Towers on a fair value less costs to sell basis. Indus Towers' share price is observable in a quoted market and is considered a level 1 input under the IFRS 13 fair value hierarchy. The share price of INR 291.15 per share implied a recoverable amount of INR 165 billion (€1.8 billion), which exceeds the carrying value of the Group's investment at the same date. The increase in recoverable amount supports the reversal of the prior year impairment of €64 million.

Value in use assumptions

The table below shows key assumptions used in the value in use calculation for Germany as its carrying amount of goodwill is significant in comparison with the Group's total carrying amount of goodwill:

	Assumptions used in value in use calculations Germany %
Pre-tax discount rate	8.3
Long-term growth rate	1.0
Projected adjusted EBITDAaL CAGR[1]	2.4
Projected capital expenditure[2]	17.4-19.9

Sensitivity analysis

The estimated recoverable amounts of the Group's operations in Germany and the UK exceed their carrying values by €2.3 billion and €1.6 billion respectively. If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2024.

	Change required for carrying value to equal recoverable amount	
	Germany pps	UK pps
Pre-tax discount rate	0.5	2.2
Long-term growth rate	(0.4)	(2.1)
Projected adjusted EBITDAaL CAGR[1]	(1.2)	(2.9)
Projected capital expenditure[2]	3.9	4.9

Notes:
1 Projected adjusted EBITDAaL CAGR is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.
2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

Notes to the consolidated financial statements (continued)

Year ended 31 March 2023

The disclosures below for the year ended 31 March 2023 are as previously disclosed in the 31 March 2023 Annual Report.

The Group performs its annual impairment test for goodwill and indefinite lived intangible assets at 31 March and when there is an indicator of impairment of an asset. At each reporting period date judgement is exercised by management in determining whether any internal or external sources of information observed are indicative that the carrying amount of any of the Group's cash generating units is not recoverable.

Climate change

As a large owner of infrastructure and consumer of energy, the Group has exposure to climate change related risks such as energy cost increases, asset damage and service disruption. The long range plans used in the Group's impairment testing include forecast energy costs and other costs that are embedded in the planning process to deliver the Group's zero carbon targets. The long range plans also include capital expenditure in relation to the Group's use of durable and energy efficient infrastructure and the costs of the Group's extensive and ongoing network maintenance programme. Climate change has not had a material impact on the outcome of the Group's impairment testing.

Indus Towers Limited

The Group's investment in Indus Towers was tested for impairment at 31 March 2023 following a decline in Indus Towers' quoted share price in the current year. Management concluded that fair value less costs to sell is the appropriate basis to determine the recoverable amount of the Group's investment. Indus Towers' share price is observable in a quoted market and is considered a level 1 input under the IFRS 13 fair value hierarchy. The share price of INR 143.00 per share implied a recoverable amount of INR 81 billion (€0.9 billion) which was lower than the carrying value of the investment at the same date. An impairment charge of €64 million was recognised to reduce the carrying value of the Group's investment to the recoverable amount in the Group's consolidated statement of financial position.

Value in use assumptions

The table below shows key assumptions used in the value in use calculations, and separately presented cash-generating units for which the carrying amount of goodwill is significant in comparison with the Group's total carrying amount of goodwill:

	Assumptions used in value in use calculations	
	Germany %	Italy %
Pre-tax discount rate	7.8	8.9
Long-term growth rate	0.6	1.5
Projected adjusted EBITDAaL CAGR[1]	1.8	1.0
Projected capital expenditure[2]	19.4-19.8	16.5-17.9

Sensitivity analysis

The estimated recoverable amounts of the Group's operations in Germany, Italy, the UK, and Spain exceed their carrying values by €3.2 billion, €0.2 billion, €1.3 billion, and €0.4 billion respectively. If the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2023.

	Change required for carrying value to equal recoverable amount			
	Germany pps	Italy pps	UK pps	Spain pps
Pre-tax discount rate	0.6	0.2	1.6	0.5
Long-term growth rate	(0.6)	(0.2)	(1.9)	(0.6)
Projected adjusted EBITDAaL CAGR[1]	(1.8)	(0.5)	(4.1)	(1.5)
Projected capital expenditure[2]	5.5	0.9	4.2	2.2

Notes:
1   Projected adjusted EBITDAaL CAGR is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.
2   Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

For the Group's operations in Italy and Spain management has prepared the following sensitivity analysis for changes in pre-tax discount rate and projected adjusted EBITDAaL CAGR[1] assumptions. The associated impact of the change in each key assumption does not consider any consequential impact on other assumptions used in the impairment review.

	Recoverable amount less carrying value	
	Italy €bn	Spain €bn
Base case as at 31 March 2023	0.2	0.4
Change in pre-tax discount rate		
Decrease by 1pps	1.4	1.3
Increase by 1pps	(0.8)	(0.3)
Change in projected adjusted EBITDAaL CAGR[1]		
Decrease by 5pps	(1.6)	(0.8)
Increase by 5pps	2.3	1.8

Note:
1   Projected adjusted EBITDAaL CAGR is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing.

Year ended 31 March 2022

The disclosures below for the year ended 31 March 2022 are as previously disclosed in the 31 March 2022 Annual Report.

The Group performs its annual impairment test for goodwill and indefinite lived intangible assets at 31 March and when there is an indicator of impairment of an asset. At each reporting period date judgement is exercised by management in determining whether any internal or external sources of information observed are indicative that the carrying amount of any of the Group's cash-generating units is not recoverable.

As a large owner of infrastructure and consumer of energy, the Group has exposure to climate change related risks such as energy cost increases, asset damage and service disruption. The long range plans used in the Group's impairment testing include forecast energy costs and other costs that are embedded in the planning process to deliver the Group's zero carbon targets. The long range plans also include capital expenditure in relation to the Group's use of durable and energy efficient infrastructure and the costs of the Group's extensive and ongoing network maintenance programme. Furthermore, the Group will continue to develop strong reactive initiatives to manage the unpredictable impacts of future climate-related risks. Climate change, therefore, has not had a material impact on the outcome of the Group's impairment testing and the Group will continue to refine its approach to modelling climate-related risks and opportunities in the value in use calculations.

As the war in Ukraine continues, it is challenging to predict the full extent and duration of its impact on the economy and the Group's businesses. However, to assess a potential impact of this on the Group's impairment testing, management prepared scenario analysis based on adjustments to the long range plans for high level estimates of market risks impacted by the war. This analysis did not indicate a risk of impairment at 31 March 2022. Management will update the cash flows and assumptions used in the Group's impairment testing at future reporting dates with latest best estimates.

No impairments were recognised for the Group's cash-generating units during the year to 31 March 2022.

Value in use assumptions

The table below shows key assumptions used in the value in use calculations, and separately presented cash-generating units for which the carrying amount of goodwill is significant in comparison with the Group's total carrying amount of goodwill:

| | Assumptions used in value in use calculations | | | |
| | | | Vantage Towers | |
	Germany %	Italy %	Germany %	Other %
Pre-tax discount rate	7.4	9.3	6.1	6.2-22.5
Long-term growth rate	0.5	1.5	1.5	1.0-8.9
Projected adjusted EBITDAaL CAGR[1]	(0.1)	(0.2)	11.0	(5.4)-13.0
Projected capital expenditure[2]	19.6-21.8	15.0-16.3	32.0-62.1	10.0-51.4

Notes:
1   Projected adjusted EBITDAaL CAGR is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. For the purposes of this disclosure, Italy's adjusted EBITDAaL for the year ended 31 March 2022 excludes the TIM settlement.
2   Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

Sensitivity analysis

The estimated recoverable amounts of the Group's operations in Germany, Italy, the UK and Spain exceed their carrying values by €7.3 billion, €0.4 billion, €1.3 billion and €0.1 billion respectively. However, if the assumptions used in the impairment review were changed to a greater extent than as presented in the following table, the changes would, in isolation, lead to an impairment loss being recognised for the year ended 31 March 2022.

| | Change required for carrying value to equal recoverable amount | | | |
	Germany pps	Italy pps	UK pps	Spain pps
Pre-tax discount rate	1.4	0.3	1.3	0.1
Long-term growth rate	(1.4)	(0.3)	(1.5)	(0.1)
Projected adjusted EBITDAaL CAGR[1]	(4.1)	(0.9)	(3.1)	(0.4)
Projected capital expenditure[2]	12.6	1.8	4.3	0.5

Notes to the consolidated financial statements (continued)

4. Impairment losses (continued)

For the Group's operations in Germany, Italy, the UK and Spain management has considered the following reasonably possible changes in pre-tax discount rate, long-term growth rate and projected adjusted EBITDAaL CAGR[1] assumptions, leaving all other assumptions unchanged. The sensitivity analysis presented is prepared on the basis that the reasonably possible change in each key assumption would not have a consequential impact on other assumptions used in the impairment review. The associated impact on the impairment assessment is presented in the table below.

Management has concluded that no reasonably possible or foreseeable change in projected capital expenditure[2] would cause the difference between the carrying value and recoverable amount for any cash generating unit to be materially different to the base case disclosed below.

| | Recoverable amount less carrying value | | | |
	Germany €bn	Italy €bn	UK €bn	Spain €bn
Base case as at 31 March 2022	7.3	0.4	1.3	0.1
Change in pre-tax discount rate				
Decrease by 1pps	14.9	1.7	2.8	1.0
Increase by 1pps	1.7	(0.7)	0.3	(0.6)
Change in long-term growth rate				
Decrease by 1pps	1.6	(0.6)	0.4	(0.5)
Increase by 1pps	15.6	1.7	2.8	0.9
Change in projected adjusted EBITDAaL CAGR[1]				
Decrease by 5pps	(1.4)	(1.6)	(0.7)	(1.1)
Increase by 5pps	17.9	2.8	3.8	1.5

Notes:
1 Projected adjusted EBITDAaL CAGR is expressed as the compound annual growth rates in the initial five years for all cash-generating units of the plans used for impairment testing. For the purposes of this disclosure, Italy's adjusted EBITDAaL for the year ended 31 March 2022 excludes the TIM settlement.
2 Projected capital expenditure, which excludes licences and spectrum, is expressed as capital expenditure as a percentage of revenue in the initial five years for all cash-generating units of the plans used for impairment testing.

5. Investment income and financing costs

Investment income comprises interest received from short-term investments and other receivables. Financing costs mainly arise from interest due on bonds and commercial paper issued, bank loans and the results of hedging transactions used to manage foreign exchange and interest rate movements.

	2024 €m	Re-presented[1] 2023 €m	Re-presented[1] 2022 €m
Investment income			
Financial assets measured at amortised cost	327	196	246
Financial assets measured at fair value through profit and loss	254	36	5
	581	**232**	**251**
Financing costs			
Financial liabilities measured at amortised cost			
Bonds	1,596	1,711	1,546
Lease liabilities	440	355	320
Bank loans and other liabilities[2]	712	392	425
Interest on derivatives	(395)	(561)	(428)
Mark-to-market on derivatives	100	(423)	(341)
Financial assets measured at fair value through profit and loss	–	–	36
Foreign exchange	173	135	284
	2,626	**1,609**	**1,842**
Net financing costs	**2,045**	**1,377**	**1,591**

Notes:
1 The results for the years ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 'Discontinued operations and assets held for sale' for more information.
2 Interest capitalised for the year ended 31 March 2024 was €nil (2023: €5 million, 2022: €17 million).

6. Taxation

This note explains how our Group tax charge arises. The deferred tax section of the note also provides information on our expected future tax charges and sets out the tax assets held across the Group together with our view on whether or not we expect to be able to make use of these in the future.

Accounting policies

Income tax expense represents the sum of current and deferred taxes.

Current tax payable or recoverable is based on taxable profit for the year. Taxable profit differs from profit as reported in the consolidated income statement because some items of income or expense are taxable or deductible in different years or may never be taxable or deductible. The Group's liability for current tax is calculated using tax rates and laws that have been enacted or substantively enacted by the reporting period date.

The Group recognises provisions for uncertain tax positions when the Group has a present obligation as a result of a past event and management judge that it is probable that there will be a future outflow of economic benefits from the Group to settle the obligation. Uncertain tax positions are assessed and measured on an issue by issue basis within the jurisdictions that we operate either using management's estimate of the most likely outcome where the issues are binary, or the expected value approach where the issues have a range of possible outcomes. The Group recognises interest on late paid taxes as part of financing costs, and, if applicable, classifies tax penalties as part of the income tax expense if the penalties are based on profits.

Deferred tax is the tax expected to be payable or recoverable in the future arising from temporary differences between the carrying amounts of assets and liabilities in the financial statements and the corresponding tax bases used in the computation of taxable profit. It is accounted for using the statement of financial position liability method. Deferred tax liabilities are generally recognised for all taxable temporary differences and deferred tax assets are recognised to the extent that it is probable that temporary differences or taxable profits will be available against which deductible temporary differences can be utilised.

Such assets and liabilities are not recognised if the temporary difference, or net temporary difference in a transaction that gives rise to both taxable and deductible temporary differences, arising from the initial recognition (other than in a business combination) of assets and liabilities in a transaction that affects neither the taxable profit nor the accounting profit. Deferred tax liabilities are not recognised to the extent they arise from the initial recognition of non-tax deductible goodwill.

Deferred tax liabilities are recognised for taxable temporary differences arising on investments in subsidiaries and associates, and interests in joint arrangements, except where the Group is able to control the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of deferred tax assets is reviewed at each reporting period date and adjusted to reflect changes in the Group's assessment that sufficient taxable profits will be available to allow all of the recognised asset to be recovered.

Deferred tax is calculated at the tax rates that are expected to apply in the periods when the liability is settled or the asset realised, based on tax rates that have been enacted or substantively enacted by the reporting period date.

Tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when they either relate to income taxes levied by the same taxation authority on either the same taxable entity or on different taxable entities which intend to settle the current tax assets and liabilities on a net basis.

Tax is charged or credited to the income statement, except when it relates to items charged or credited to other comprehensive income or directly to equity, in which case the tax is recognised in other comprehensive income or in equity.

Income tax expense	2024 €m	Re-presented[1] 2023 €m	Re-presented[1] 2022 €m
United Kingdom corporation tax expense:			
Current year	70	4	22
Adjustments in respect of prior years	1	4	17
	71	**8**	**39**
Overseas current tax expense/(credit):			
Current year	670	924	975
Adjustments in respect of prior years	25	(26)	78
	695	**898**	**1,053**
Total current tax expense	**766**	**906**	**1,092**
Deferred tax on origination and reversal of temporary differences:			
United Kingdom deferred tax	(36)	(71)	(791)
Overseas deferred tax	(680)	(343)	1,260
Total deferred tax (credit)/expense	**(716)**	**(414)**	**469**
Total income tax expense	**50**	**492**	**1,561**

Note:
1 The results for the years ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 'Discontinued operations and assets held for sale' for more information.

Notes to the consolidated financial statements (continued)

6. Taxation (continued)

Tax (credited)/charged directly to other comprehensive income

	2024 €m	Re-presented[1] 2023 €m	Re-presented[1] 2022 €m
Current tax	2	3	–
Deferred tax	(579)	305	638
Total tax (credited)/charged directly to other comprehensive income	**(577)**	**308**	**638**

Tax charged directly to equity

	2024 €m	Re-presented[1] 2023 €m	Re-presented[1] 2022 €m
Deferred tax	4	7	–
Total tax charged directly to equity	**4**	**7**	**–**

Factors affecting the tax expense for the year

The table below explains the differences between the expected tax expense, being the aggregate of the Group's geographical split of profits multiplied by the relevant local tax rates and the Group's total tax expense for each year.

	2024 €m	Re-presented[1] 2023 €m	Re-presented[1] 2022 €m
Continuing profit before tax as shown in the consolidated income statement	**1,620**	**13,074**	**4,149**
Profit at weighted average statutory tax rate	363	2,787	1,298
Impairment loss with no tax effect	–	18	–
Disposal of Group investments[2]	174	(1,718)	(8)
Effect of taxation of associates and joint ventures, reported within profit before tax	23	(125)	(111)
Deferred tax (credit)/charge following revaluation of investments in Luxembourg	–	(393)	1,455
Previously unrecognised temporary differences and losses we expect to use in the future[3]	(1,021)	(16)	(708)
Previously recognised temporary differences and losses we no longer expect to use in the future	–	–	74
Current year temporary differences (including losses) that we currently do not expect to use	84	81	28
Adjustments in respect of prior year tax liabilities	89	(29)	10
Impact of tax credits and irrecoverable taxes	147	80	73
Deferred tax on overseas earnings	1	(6)	2
Effect of current year changes in statutory tax rates on deferred tax balances[4]	(19)	35	(667)
Financing costs and similar not deductible/(taxable) for tax purposes	214	(27)	46
Revaluation of assets for tax purposes in Turkey and Italy[5]	(65)	(338)	(84)
Expenses not deductible for tax purposes	60	143	153
Income tax expense	**50**	**492**	**1,561**

Notes:
1. The results for the years ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 'Discontinued operations and assets held for sale' for more information.
2. The amount for 2024 includes €110 million of tax relating to income of the continuing Group presented in Discontinued Operations, €37 million in relation to the disposal of M-Pesa Holding Company Limited and €30 million in relation to the Vantage Towers disposal. The amount for 2023 relates to the disposal of Vantage Towers into a joint venture and the tax exempt disposals of Vodafone Hungary and Vodafone Ghana. See note 27 'Acquisitions and disposals'.
3. The amount in 2024 includes €1,019 million of additional losses recognised in Luxembourg (see below).
4. The amount for 2022 includes the increase in future UK tax rate to 25%.
5. The amounts for 2024 and 2023 relate to inflation adjustments in Turkey. The amount for 2022 relates to step up of assets for tax purposes in Italy and Turkey.

Deferred tax

Analysis of movements in the net deferred tax asset balance during the year:

	2024	2023
	€m	€m
1 April	18,545	18,569
Adjustment relating to assets Held for Sale	(422)	–
Foreign exchange movements	(32)	(59)
Credited to the income statement[1]	716	425
Charged directly to OCI	579	(304)
Charged directly to equity	(4)	(6)
Indexation of the opening balance in respect of hyperinflation	96	(191)
Arising on acquisitions and disposals	–	111
31 March	**19,478**	**18,545**

Deferred tax assets and liabilities, before offset of balances within countries, are as follows:

	Amount credited/ (expensed) in income statement €m	Gross deferred tax asset €m	Gross deferred tax liability €m	Less amounts unrecognised €m	Net recognised deferred tax asset/ (liability) €m
Tangible assets	(176)	2,656	(1,174)	10	1,492
Intangible assets	354	367	(1,177)	11	(799)
Tax losses	455	32,830	–	(14,051)	18,779
Treasury related items	19	594	(138)	(569)	(113)
Temporary differences relating to revenue recognition	(61)	2	(677)	–	(675)
Temporary differences relating to leases	(16)	1,576	(1,354)	–	222
Other temporary differences	141	892	(306)	(14)	572
31 March 2024[2]	**716**	**38,917**	**(4,826)**	**(14,613)**	**19,478**

Analysed in the balance sheet, after offset of balances within countries, as:

	€m
Deferred tax asset	20,177
Deferred tax liability	(699)
31 March 2024[2]	**19,478**

At 31 March 2023, deferred tax assets and liabilities, before offset of balances within countries, were as follows:

	Amount credited/ (expensed) in income statement €m	Gross deferred tax asset €m	Gross deferred tax liability €m	Less amounts unrecognised €m	Net recognised deferred tax asset/ (liability) €m
Tangible assets	136	2,761	(1,426)	(47)	1,288
Intangible assets	324	630	(1,495)	15	(850)
Tax losses	(78)	28,035	–	(9,540)	18,495
Treasury related items	2	623	(717)	(588)	(682)
Temporary differences relating to revenue recognition	(40)	19	(705)	–	(686)
Temporary differences relating to leases	216	1,482	(1,054)	(30)	398
Other temporary differences	(135)	938	(296)	(60)	582
31 March 2023[2]	**425**	**34,488**	**(5,693)**	**(10,250)**	**18,545**

At 31 March 2023, analysed in the balance sheet, after offset of balances within countries, as:

	€m
Deferred tax asset	19,316
Deferred tax liability	(771)
31 March 2023[2]	**18,545**

Notes:
1   €11 million in the year ended 31 March 2023 is in relation to discontinued operations
2   The Group does not discount deferred tax assets. This is in accordance with IAS 12.

Notes to the consolidated financial statements (continued)

6. Taxation (continued)

Factors affecting the tax charge in future years

The Group's future tax charge, and effective tax rate, could be affected by several factors including tax reform in countries around the world, including any arising from the OECD's or European Commission's work on the taxation of the digital economy and European Commission initiatives such as the Minimum Tax directive, Business in Europe: Framework for Income Taxation 'BEFIT' or as a consequence of state aid investigations, future corporate acquisitions and disposals, any restructuring of our businesses and the resolution of open tax issues (see below).

The Group is routinely subject to audit by tax authorities in the territories in which it operates. The Group considers each issue on its merits and, where appropriate, holds provisions in respect of the potential tax liability that may arise. As at 31 March 2024, the Group holds provisions for such potential liabilities of €445 million (2023: €412 million). These provisions relate to multiple issues across the jurisdictions in which the Group operates.

As the tax impact of a transaction can be uncertain until a conclusion is reached with the relevant tax authority or through a legal process, the amount ultimately paid may differ materially from the amount accrued and could therefore affect the Group's overall profitability and cash flows in future periods. See note 29 'Contingent liabilities and legal proceedings' to the consolidated financial statements.

The tables below present the gross amount and expiry dates of losses available for carry forward for the year ended 31 March 2024 and the comparative year ended 31 March 2023.

31 March 2024	Expiring within 5 years €m	Expiring beyond 6 years €m	Unlimited €m	Total €m
Losses for which a deferred tax asset is recognised	20	–	80,224	80,244
Losses for which no deferred tax is recognised	313	15,653	40,378	56,344
	333	**15,653**	**120,602**	**136,588**

31 March 2023	Expiring within 5 years €m	Expiring beyond 6 years €m	Unlimited €m	Total €m
Losses for which a deferred tax asset is recognised	15	59	78,967	79,041
Losses for which no deferred tax is recognised	306	15,649	18,321	34,276
	321	**15,708**	**97,288**	**113,317**

Deferred tax assets on losses in Luxembourg

Included in the table above are losses of €67,016 million (2023: €65,232 million) that have arisen in Luxembourg companies. A deferred tax asset of €16,714 million (2023: €16,269 million) has been recognised in respect of these losses, as we conclude it is probable that the Luxembourg entities will continue to generate taxable profits in the future against which we can utilise these losses. These tax losses principally arose from historical impairments, primarily following the acquisition of the Mannesmann Group in 2000. These losses also arose prior to the 2017 tax reform in Luxembourg and are available to carry forward indefinitely.

Losses incurred after the 2017 tax reform in Luxembourg, expire after 17 years and can only be used after any pre-existing losses on a first-in-first-out basis. The Luxembourg companies have €15,933 million (2023; €15,925 million) of post-2017 losses, which will fully expire in 16 years. No deferred tax asset is recognised for these post-2017 losses on the basis that they are not forecast to be used prior to the expiry of their 17 year life.

We also have €9,136 million (2023: €9,136 million) of Luxembourg losses in a former Cable & Wireless Worldwide Group company, for which no deferred tax asset has been recognised as it is uncertain whether these losses will be utilised.

In the year ended 31 March 2024, the Luxembourg companies recognised an additional €1,019 million deferred tax asset relating to losses arising pre-2017, as a result of favourable case law during the year. The Luxembourg companies utilised €2,393 million of their pre-2017 losses in the current year, representing €598 million of the deferred tax asset and 3.6% of the recognised deferred tax asset.   The recognition of the €1,019 million additional deferred tax asset has a significant impact on reducing our total tax charge and effective tax rate for the year but is a deferred tax impact and has no immediate cash-tax impact.

Following restructuring in December 2022, which saw the Luxembourg companies dispose of their investments in the Group's non-Luxembourg operating companies, the profits and losses in Luxembourg are no longer expected to be significantly impacted by changes in the value of the Luxembourg companies' investments. The recovery of the deferred tax asset is expected to be driven by the recurring profits of the Luxembourg companies.

These recurring profits are derived from the Group's internal financing, centralised procurement, and international roaming activities. These activities have consistently generated taxable profits of over €1 billion per annum throughout their existence. The Group has reviewed the latest five-year forecasts for the Luxembourg companies, including their ability and the Group's intention to continue to generate income beyond this period. The forecasts consider the impact of the current market conditions on the existing financing activities, including the current view of future interest rates, levels of intragroup financing, as well as the future profits generated from the procurement and roaming activities.

This assessment also included a review of the commercial structures supporting the profits generated from these activities and considered the factors, under the Group's control, which could impact the ability of these activities to generate taxable profits. We have assessed that the current structure continues to be sustainable under the tax laws substantively enacted at the reporting period date and the Group's intentions to keep these activities in Luxembourg remains unchanged.

Based on the current forecasts, €3,306 million (20%) (2023: €4,518 million) of the deferred tax asset is forecast to be used within the next 10 years, and €6,344 million (38%) (2023: €8,742 million) used within 20 years. The losses are projected to be fully utilised over the next 52 to 57 years (2023: 35 to 39 years).

The increase in the recovery period over the prior year is principally a result of lower forecast interest rates, driving margins down on existing financing activities, and lower internal financing income as the Group right-sizes its portfolio which includes the Group's announcement of agreements to sell its operations in Spain and Italy. An increase or decrease in the forecast income in Luxembourg in each year of 5%-10% would change the period over which the losses will be fully utilised by 3 to 6 years either way. The Group uses different scenarios to forecast income to understand the impact that a change in interest rates or level of debt advanced by the Luxembourg companies could have on the recovery period of the losses.

The Group does not currently recognise deferred tax assets which are forecast to be used 60 years beyond the reporting period date.

Any future changes in tax law or the structure of the Group could have a significant effect on the use of the Luxembourg losses, including the period over which these losses can be utilised. On the basis that future changes in tax laws are unknown, the profit forecasts assume that existing tax laws continue.

Based on the above factors the Group concludes that it is probable that the Luxembourg companies will continue to generate taxable profits in the future against which it will use these losses.

Deferred tax assets in the UK

The Group has a recognised deferred tax asset in the UK totalling €2,485 million (2023: €1,809 million) which consists primarily of excess capital allowances, which can be claimed on a reducing balance basis. The net deferred tax asset has increased in 2024, primarily due to a €574 million reduction in an offsetting deferred tax liability in relation to mark-to-market movements on cash-flow hedging in Vodafone Group Plc. The UK tax group consists of the UK operating company along with Common Functions and Group Treasury. The Group has reviewed the latest forecasts for the UK business which incorporate the inherent risks of operating in the telecommunications business. In the period beyond the 5-year forecast we have reviewed the profits inherent in the terminal period and based on these and our expectations for the UK business we believe there should be sufficient taxable profits to utilise 90% of the deferred tax asset balance within 18 years, and 99% within 27 years.

The Group has losses amounting to €29,713 million (2023: €2,377 million) in respect of UK subsidiaries which are only available for offset against future capital gains and, due to the UK Substantial Shareholding Exemption rules, we do not believe it is probable we will utilise these losses such that no deferred tax asset has been recognised, as in the prior year.

The amount of capital losses grew significantly in 2024 as a result of the strike-off of a number of entities. The entities struck-off consisted of certain holding companies involved in historical M&A activities, such as Vodafone's acquisition of the Mannesmann Group in 2000. The remaining losses relate to a number of other jurisdictions across the Group. There are also €2,941 million (2023: €2,443 million) of unrecognised temporary differences relating to treasury and other items.

Deferred tax assets on losses in Germany

The Group has a recognised deferred tax assets of €2,029 million (2023: €2,021 million) in Germany in respect of losses arising primarily on the write down of investments in Germany in 2000. The losses relate to German corporate tax and trade tax liabilities and they do not expire. The Group concluded it is probable that the German business will generate sufficient taxable profits in the future against which we can utilise these losses. The Group has reviewed the latest five -year forecasts for the German business, and the inherent risks of operating in the telecommunications business. In the period beyond the 5-year forecast, the Group has also specifically taken into consideration the implications of the Growth Opportunities Act, substantively enacted in March 2024, which introduces new interest restriction rules applying to both corporate and trade tax, but also an increase in permitted loss utilisation against corporate tax. In combination, these two changes will increase taxable profits against accounting profits and increase loss utilisation. We expect to fully utilise the trade tax losses within 5-6 years, and corporate tax losses within 12-13 years.

Deferred tax assets in Italy

The Group has a deferred tax asset of €462 million (2023: €425 million), including €295 million (2023: €152 million) relating to tax losses in Italy, which is recognised as part of the held for sale assets and the value at the completion date will transfer with the business.

In assessing the recognition position for Italy, the Group has reviewed the latest forecasts for the Italian business which incorporate the unsystematic risks of operating in the telecommunications business. In the period beyond the 5-year forecast we have reviewed the profits inherent in the terminal period and based on these and our expectations for the Italian business we believe it is probable the Italian losses will be fully utilised.

Deferred tax assets in Spain

The Group recognises deferred tax assets in Spain up to the extent of deferred tax liabilities, with gross unrecognised losses of €5,504 million (2023: €5,130 million). The net €3 million deferred tax liability is recognised as part of the held for sale assets and the value (along with the amount of unrecognised losses) at the completion date will transfer with the business.

Impact of climate risks

The recovery of the Group's deferred tax assets is dependent on its forecasts of future profitability and the climate related risks have been considered in the Group's assessment of the recovery of those assets (see note 4 'Impairment losses'). The Group does not expect the climate related risks to have an impact on the ability of Luxembourg to continue to provide the internal financing, procurement, and roaming activities to other members of the Group.

Unremitted earnings

No deferred tax liability has been recognised in respect of a further €38,380 million (2023: €26,371 million) of unremitted earnings of subsidiaries because the Group is able to control the timing of the reversal of the temporary difference, and it is probable that such differences will not reverse in the foreseeable future. It is not practicable to estimate the amount of unrecognised deferred tax liabilities in respect of these unremitted earnings.

Notes to the consolidated financial statements (continued)

6. Taxation (continued)

Pillar Two - Global Minimum Tax

On 20 June 2023, the UK substantively enacted the Pillar Two global minimum tax model rules (the "Pillar Two" rules) of the OECD's Inclusive Framework on Base Erosion and Profit Shifting ('BEPS'). The legislation took effect for financial years commencing on or after 1 January 2024, making it effective for the Vodafone Group from 1 April 2024. Under these rules, a top-up tax will arise where the effective tax rate of the Group's operations in any individual jurisdiction, calculated using principles set out in the Pillar Two legislation, is below 15%. Any resulting tax would be payable by Vodafone Group Plc to the UK tax authority (HMRC) being the Group's ultimate parent.

As a consequence of the Pillar Two rules, many national governments have enacted (or announced the imminent introduction of) domestic minimum tax rules that are closely aligned to the OECD's Pillar Two model rules. Where such domestic minimum tax rules are in place, they should raise local tax obligations to the 15% minimum rate, thereby eliminating the top-up tax liability otherwise payable by Vodafone Group Plc under the UK's Pillar Two rules. Vodafone monitors the implementation of such domestic minimum tax rules to ensure compliance with all filing obligations.

We have performed an assessment of the Group's potential exposure to Pillar Two rules based on financial information for the years ended 31 March 2023 and 31 March 2024 and simulated the transitional Safe harbour tests set out by the OECD based on our Country-by-Country reporting data and our consolidated financial statements for 2021, 2022, 2023.

According to this assessment, Vodafone should meet one or more Safe harbour tests in the majority of the jurisdictions in which we operate. The Pillar Two effective tax rates in most of the jurisdictions in which the Group operates are above 15%. We estimate that the combined impact of countries implementing qualified domestic minimum top-up taxes and the income inclusion rule in the UK will result in an estimated €9-14 million additional tax per annum, which will not have a significant impact on the Group's Adjusted Effective Tax Rate ('AETR').

7. Discontinued operations and assets held for sale

The Group classifies certain of its assets that it expects to dispose as either discontinued operations or as held for sale.

The Group classifies non-current assets and assets and liabilities within disposal groups ('assets') as held for sale if the assets are available immediately for sale in their present condition, management is committed to a plan to sell the assets under usual terms, it is highly probable that their carrying amounts will be recovered principally through a sale transaction rather than through continuing use and the sale is expected to be completed within one year from the date of the initial classification.

Assets and liabilities classified as held for sale are presented separately as current items in the consolidated statement of financial position and are measured at the lower of their carrying amount and fair value less costs to sell. Property, plant and equipment and intangible assets are not depreciated or amortised once classified as held for sale. Similarly, equity accounting ceases for associates and joint ventures held for sale.

Where operations constitute a separately reportable segment (see note 2 'Revenue disaggregation and segmental analysis') and have been disposed of, or are classified as held for sale, the Group classifies such operations as discontinued.

Discontinued operations are excluded from the results of continuing operations and are presented as a single amount as profit or loss after tax from discontinued operations in the Consolidated income statement. Discontinued operations are also excluded from segment reporting. All other notes to the Consolidated financial statements include amounts for continuing operations, unless indicated otherwise.

Transactions between the Group's continuing and discontinued operations are eliminated in full in the Consolidated income statement. To the extent that the Group considers that the commercial relationships with discontinued operations will continue post-disposal, transactions are reflected within continuing operations with an opposite charge or credit reflected within the results of discontinued operations resulting in a net nil impact on the Group's Profit for the financial year for the years presented.

Discontinued operations

On 31 October 2023, the Group announced that it had entered into binding agreements with Zegona Communications plc ('Zegona') in relation to the sale of 100% of Vodafone Holdings Europe, S.L.U. ('Vodafone Spain'). The expected completion of the disposal is the first half of 2024.

On 15 March 2024, the Group announced that it had entered into a binding agreement with Swisscom AG ('Swisscom') in relation to the sale of 100% of Vodafone Italia S.p.A. ('Vodafone Italy'). The expected completion of the disposal is in the first half of 2025.

Consequently, the results of Vodafone Spain and Vodafone Italy are reported as discontinued operations and the assets and liabilities of both are presented as held for sale in the consolidated statement of financial position.

A summary of the results of these discontinued operations is below.

	2024 €m	2023 €m	2022 €m
(Loss)/profit for the financial year - Discontinued operations			
Vodafone Spain	(5)	(340)	(352)
Vodafone Italy	(60)	93	537
Total	**(65)**	**(247)**	**185**
(Loss)/earnings per share - Discontinued operations			
Basic	(0.24)c	(0.89)c	0.64c
Diluted	(0.24)c	(0.89)c	0.63c

Segment analysis of discontinued operations

Vodafone Spain

The results of discontinued operations in Spain are detailed below.

	2024 €m	2023 €m	2022 €m
Revenue	**3,773**	**3,675**	**3,960**
Cost of sales	(2,593)	(2,959)	(3,105)
Gross profit	**1,180**	**716**	**855**
Selling and distribution expenses	(259)	(314)	(328)
Administrative expenses	(435)	(575)	(772)
Net credit losses on financial assets	(120)	(35)	(115)
Other expense	–	(122)	–
Operating profit/(loss)	**366**	**(330)**	**(360)**
Investment income	29	16	2
Financing costs	(56)	(26)	(23)
Profit/(loss) before taxation	**339**	**(340)**	**(381)**
Income tax credit	1	–	29
Profit/(loss) after tax of discontinued operations	**340**	**(340)**	**(352)**
After tax loss on the re-measurement of disposal group	**(345)**	**–**	**–**
Loss for the financial year from discontinued operations	**(5)**	**(340)**	**(352)**
Total comprehensive expense for the financial year from discontinued operations			
Attributable to owners of the parent	(5)	(340)	(352)

The consideration for Vodafone Spain is comprised of €4.1 billion cash to be paid on completion and non-cash consideration with a nominal value of €0.9 billion. The non-cash consideration comprises Redeemable Preference Shares ('RPS') which will be issued to Vodafone by a newly created entity, which will subscribe for new ordinary shares in Zegona for an amount, based on the issue price for Zegona's equity raise, that is equivalent to the amount of RPS being subscribed for by Vodafone. The RPS will be redeemed 6 years after completion, or earlier following a material liquidity event or exit for Zegona that releases funds to its shareholders. A proportion of the consideration is related to future services to be provided by the Group to Zegona. For the year ended 31 March 2024, the Group recorded a non-cash charge of €345 million (pre and post-tax), included in discontinued operations, as a result of the re-measurement of Vodafone Spain to its fair value less costs to sell. The charge mostly results from the non-recognition of €538 million (pre and post-tax) depreciation and amortisation of non-current assets from the date Vodafone Spain was classified as held for sale.

The fair value of the Group's equity interest at 31 March 2024 was determined with reference to the consideration expected from the agreed sale to Zegona less adjustments for estimated completion adjustments, consideration for future services to be received by Zegona from the Group and the elimination of intercompany debt. This approach was considered to result in a level 2 valuation in accordance with IFRS 13 as certain estimated completion adjustments and the fair value of the non-cash consideration, are not observable.

Notes to the consolidated financial statements (continued)

7. Discontinued operations and assets held for sale (continued)

Vodafone Italy

The results of discontinued operations in Italy are detailed below.

	2024 €m	2023 €m	2022 €m
Revenue	**4,579**	**4,722**	**4,944**
Cost of sales	(3,438)	(3,532)	(3,521)
Gross profit	**1,141**	**1,190**	**1,423**
Selling and distribution expenses	(244)	(238)	(276)
Administrative expenses	(760)	(710)	(671)
Net credit losses on financial assets	(51)	(66)	(42)
Other expense	–	(1)	(1)
Operating profit	**86**	**175**	**433**
Investment income	–	–	1
Financing costs	(86)	(93)	(99)
Profit before taxation	**–**	**82**	**335**
Income tax credit	23	11	202
Profit after tax of discontinued operations	**23**	**93**	**537**
After tax loss on the re-measurement of disposal group	**(83)**	**–**	**–**
(Loss)/profit for the financial year from discontinued operations	**(60)**	**93**	**537**
Total comprehensive (expense)/income for the financial year from discontinued operations			
Attributable to owners of the parent	(71)	80	537

The consideration for Vodafone Italy is comprised of €8 billion cash to be paid on completion. A proportion of the consideration is related to future services to be provided by the Group to Swisscom. For the year ended 31 March 2024, the Group recorded a non-cash charge of €83 million (pre and post-tax), included in discontinued operations, as a result of the re-measurement of Vodafone Italy to its fair value less costs to sell. The charge mostly results from the non-recognition of €93 million (€67 million net of tax) depreciation and amortisation of non-current assets from the date Vodafone Italy was classified as held for sale.

The fair value of the Group's equity interest at 31 March 2024 was determined with reference to the consideration expected to be received from the agreed sale to Swisscom, less adjustments for estimated completion adjustments, consideration for future services to be received by Swisscom from the Group and the elimination of intercompany debt. This approach was considered to result in a level 2 valuation in accordance with IFRS 13 as, certain completion related adjustments and estimates of the value of the future services to be provided, are not observable.

Assets held for sale

Assets and liabilities relating to Vodafone Spain and Vodafone Italy have been classified as held for sale in the consolidated statement of financial position at 31 March 2024. The relevant assets and liabilities are detailed in the table below.

	Vodafone Spain €m	Vodafone Italy €m	Total €m
Non-current assets			
Goodwill	–	2,398	2,398
Other intangible assets	987	3,331	4,318
Property, plant and equipment	4,957	4,307	9,264
Other investments	2	–	2
Deferred tax assets	–	461	461
Trade and other receivables	223	167	390
	6,169	**10,664**	**16,833**
Current assets			
Inventory	39	134	173
Taxation recoverable	–	77	77
Trade and other receivables	805	1,117	1,922
Cash and cash equivalents	13	29	42
	857	**1,357**	**2,214**
Assets held for sale	**7,026**	**12,021**	**19,047**
Non-current liabilities			
Borrowings	878	1,509	2,387
Deferred tax liabilities	3	–	3
Post employment benefits	–	45	45
Provisions	158	115	273
Trade and other payables	43	120	163
	1,082	**1,789**	**2,871**
Current liabilities			
Borrowings	346	673	1,019
Taxation liabilities	–	12	12
Provisions	23	67	90
Trade and other payables	1,203	1,723	2,926
	1,572	**2,475**	**4,047**
Liabilities held for sale	**2,654**	**4,264**	**6,918**

Notes to the consolidated financial statements (continued)

8. Earnings per share

Basic earnings per share is the amount of profit generated for the financial year attributable to equity shareholders divided by the weighted average number of shares in issue during the year.

	2024 Millions	2023 Millions	2022 Millions
Weighted average number of shares for basic earnings per share	27,056	27,680	29,012
Effect of dilutive potential shares: restricted shares and share options	95	95	97
Weighted average number of shares for diluted earnings per share	**27,151**	**27,775**	**29,109**

	2024 €m	Re-presented[1] 2023 €m	Re-presented[1] 2022 €m
Profit for earnings per share from continuing operations attributable to owners	1,205	12,085	2,052
(Loss)/profit for earnings per share from discontinued operations attributable to owners	(65)	(247)	185
Profit for basic and diluted earnings per share	**1,140**	**11,838**	**2,237**

	2024 eurocents	Re-presented[1] 2023 eurocents	Re-presented[1] 2022 eurocents
Basic earnings per share from continuing operations	4.45c	43.66c	7.07c
Basic (loss)/earnings per share from discontinued operations	(0.24)c	(0.89)c	0.64c
Basic earnings per share	**4.21c**	**42.77c**	**7.71c**

	2024 eurocents	Re-presented[1] 2023 eurocents	Re-presented[1] 2022 eurocents
Diluted earnings per share from continuing operations	4.44c	43.51c	7.05c
Diluted (loss)/earnings per share from discontinued operations	(0.24)c	(0.89)c	0.63c
Diluted earnings per share	**4.20c**	**42.62c**	**7.68c**

Note:
1   The results for the years ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 'Discontinued operations and assets held for sale' for more information.

9. Equity dividends

Dividends are one type of shareholder return, historically paid to our shareholders in February and August.

	2024 €m	2023 €m	2022 €m
Declared during the financial year			
Final dividend for the year ended 31 March 2023: 4.50 eurocents per share (2022: 4.50 eurocents per share, 2021: 4.50 eurocents per share)	1,215	1,265	1,254
Interim dividend for the year ended 31 March 2024: 4.50 eurocents per share (2023: 4.50 eurocents per share, 2022: 4.50 eurocents per share)	1,218	1,237	1,229
	2,433	2,502	2,483
Proposed after the end of the year and not recognised as a liability			
Final dividend for the year ended 31 March 2024: 4.50 eurocents per share (2023: 4.50 eurocents per share, 2022: 4.50 eurocents per share)	**1,219**	**1,215**	**1,265**

10. Intangible assets

The consolidated statement of financial position contains significant intangible assets, mainly in relation to goodwill and licences and spectrum. Goodwill, which arises when we acquire a business and pay a higher amount than the fair value of its net assets primarily due to the synergies we expect to create, is not amortised but is subject to annual impairment reviews. Licences and spectrum are amortised over the life of the licence. For further details see 'Critical accounting judgements and key sources of estimation uncertainty' in note 1 'Basis of preparation ' to the consolidated financial statements.

Accounting policies

Identifiable intangible assets are recognised when the Group controls the asset, it is probable that future economic benefits attributed to the asset will flow to the Group and the cost of the asset can be reliably measured. Identifiable intangible assets are recognised at fair value when the Group completes a business combination. The determination of the fair values of the separately identified intangibles, is based, to a considerable extent, on management's judgement.

Goodwill

Goodwill arising on the acquisition of an entity represents the excess of the cost of acquisition over the Group's interest in the net fair value of the identifiable assets, liabilities and contingent liabilities of the entity recognised at the date of acquisition.

Goodwill is initially recognised as an asset at cost and is subsequently measured at cost less any accumulated impairment losses. Goodwill is not subject to amortisation but is tested for impairment annually or whenever there is evidence that it may be impaired. Goodwill is denominated in the currency of the acquired entity and revalued to the closing exchange rate at each reporting period date.

Negative goodwill arising on an acquisition is recognised directly in the consolidated income statement.

On disposal of a subsidiary or a joint arrangement, the attributable amount of goodwill is included in the determination of the profit or loss recognised in the consolidated income statement on disposal.

Finite lived intangible assets

Intangible assets with finite lives are stated at acquisition or development cost, less accumulated amortisation. The amortisation period and method is reviewed at least annually. Changes in the expected useful life or the expected pattern of consumption of future economic benefits embodied in the asset are accounted for by changing the amortisation period or method, as appropriate, and are treated as changes in accounting estimates.

Licence and spectrum fees

Amortisation periods for licence and spectrum fees are determined primarily by reference to the unexpired licence period, the conditions for licence renewal and whether licences are dependent on specific technologies. Amortisation is charged to the consolidated income statement on a straight-line basis over the estimated useful lives from the commencement of related network services.

Software

Computer software comprises software purchased from third parties as well as the cost of internally developed software. Computer software licences are capitalised on the basis of the costs incurred to acquire and bring into use the specific software. Costs that are directly associated with the production of identifiable and unique software products controlled by the Group, and are probable of producing future economic benefits, are recognised as intangible assets. Direct costs of software development include employee costs and directly attributable overheads.

Software integral to an item of hardware equipment is classified as property, plant and equipment.

Costs associated with maintaining software programs are recognised as an expense when they are incurred.

Amortisation is charged to the consolidated income statement on a straight-line basis over the estimated useful life from the date the software is available for use.

Other intangible assets

Other intangible assets, including brands and customer bases, are recorded at fair value at the date of acquisition. Amortisation is charged to the consolidated income statement, over the estimated useful lives of intangible assets from the date they are available for use, on a straight-line basis. The amortisation basis adopted for each class of intangible asset reflects the Group's consumption of the economic benefit from that asset.

Estimated useful lives

The estimated useful lives of finite lived intangible assets are as follows:

Licence and spectrum fees	3 - 40 years
Software	3 - 10 years
Brands	1 - 30 years
Customer bases	2 - 37 years

Notes to the consolidated financial statements (continued)

10. Intangible assets (continued)

	Goodwill €m	Licence and spectrum fees €m	Computer software €m	Customer bases €m	Other €m	Total €m
Cost						
1 April 2022	**100,897**	**35,025**	**18,121**	**12,552**	**550**	**167,145**
Exchange movements	(783)	(1,270)	(504)	(240)	(53)	(2,850)
Disposal of subsidiaries	(3,939)	(443)	(348)	(458)	(4)	(5,192)
Additions	–	439	2,804	–	7	3,250
Disposals	–	(2)	(1,831)	–	(1)	(1,834)
Hyperinflation impacts	729	557	232	51	40	1,609
31 March 2023	**96,904**	**34,306**	**18,474**	**11,905**	**539**	**162,128**
Exchange movements	(1,042)	(435)	(414)	(130)	(60)	(2,081)
Additions	–	283	2,615	–	17	2,915
Disposals	–	(986)	(989)	–	(2)	(1,977)
Transfer of assets held for resale	(19,498)	(6,258)	(2,600)	(2,517)	(57)	(30,930)
Hyperinflation impacts	888	382	348	62	49	1,729
31 March 2024	**77,252**	**27,292**	**17,434**	**9,320**	**486**	**131,784**
Accumulated impairment losses and amortisation						
1 April 2022	**69,013**	**23,792**	**12,257**	**8,013**	**538**	**113,613**
Exchange movements	(414)	(846)	(351)	(231)	(50)	(1,892)
Disposal of subsidiaries	(39)	(147)	(180)	(80)	(2)	(448)
Charge for the year[1]	–	1,133	2,343	554	1	4,031
Disposals	–	(2)	(1,814)	–	(1)	(1,817)
Hyperinflation impacts	729	407	207	51	40	1,434
31 March 2023	**69,289**	**24,337**	**12,462**	**8,307**	**526**	**114,921**
Exchange movements	(897)	(144)	(324)	(120)	(56)	(1,541)
Charge for the year[1]	–	1,031	2,484	606	1	4,122
Disposals	–	(985)	(951)	–	–	(1,936)
Transfer of assets held for resale	(16,984)	(2,704)	(1,871)	(2,517)	(57)	(24,133)
Hyperinflation impacts	888	196	304	62	49	1,499
31 March 2024	**52,296**	**21,731**	**12,104**	**6,338**	**463**	**92,932**
Net book value						
31 March 2023	**27,615**	**9,969**	**6,012**	**3,598**	**13**	**47,207**
31 March 2024	**24,956**	**5,561**	**5,330**	**2,982**	**23**	**38,852**

Note:
1 Included in the charge for the year ended 31 March 2024 is €607 million (2023: €651 million) in respect of Vodafone Italy and Vodafone Spain, which are now reported as discontinued operations. See note 7 'Discontinued operations and assets held for sale' for more information.

For licences and spectrum fees and other intangible assets, amortisation is included within the cost of sales line within the consolidated income statement. Included in the net book value of computer software are assets in the course of construction, which are not depreciated, with a cost of €1,200 million (2023: €1,451 million).

The net book value and expiry dates of the most significant licences are as follows:

	Expiry dates	**2024 €m**	2023 €m
Germany	2025-2040	2,686	2,979
UK	2033-2041	989	1,055
Vodacom	2024-2042	687	774
Italy	2029-2037	-	3,123
Spain	2028-2061	-	758

The remaining amortisation period for each of the licences in the table above corresponds to the expiry date of the respective licence. A summary of the Group's most significant spectrum licences can be found on page 260.

11. Property, plant and equipment

The Group makes significant investments in network equipment and infrastructure – the base stations and technology required to operate our networks – that form the majority of our tangible assets. All assets are depreciated over their useful economic lives. For further details on the estimation of useful economic lives, see 'Critical accounting judgements and key sources of estimation uncertainty' in note 1 'Basis of preparation 'to the consolidated financial statements.

Accounting policies

Land and buildings held for use are stated in the consolidated statement of financial position at their cost, less any accumulated depreciation and any accumulated impairment losses.

Amounts for equipment, fixtures and fittings, which includes network infrastructure assets are stated at cost less accumulated depreciation and any accumulated impairment losses.

Assets in the course of construction are carried at cost, less any recognised impairment losses. Depreciation of these assets commences when the assets are ready for their intended use.

The cost of property, plant and equipment includes directly attributable incremental costs incurred in their acquisition and installation.

Depreciation is charged so as to write off the cost of assets, other than land, using the straight-line method, over their estimated useful lives, as follows:

Land and buildings	
Freehold buildings	25 - 50 years
Leasehold premises	the term of the lease

Equipment, fixtures and fittings	
Network infrastructure and other	1 - 35 years

Depreciation is not provided on freehold land.

Right-of-use assets arising from the Group's lease arrangements are depreciated over their reasonably certain lease term, as determined under the Group's leases policy (see note 20 'Leases' and 'Critical accounting judgements and key sources of estimation uncertainty' in note 1 'Basis of preparation' for details).

The gain or loss arising on the disposal, retirement or granting of a finance lease on an item of property, plant and equipment is determined as the difference between any proceeds from sale or receivables arising on a lease and the carrying amount of the asset and is recognised in the consolidated income statement.

Notes to the consolidated financial statements (continued)

11. Property, plant and equipment (continued)

	Land and buildings €m	Equipment, fixtures and fittings €m	Total €m
Cost			
1 April 2022	**2,361**	**81,096**	**83,457**
Exchange movements	(81)	(2,648)	(2,729)
Disposal of subsidiaries	(69)	(7,210)	(7,279)
Additions	49	5,805	5,854
Disposals	(253)	(3,724)	(3,977)
Hyperinflation impacts	7	1,040	1,047
Other	(17)	101	84
31 March 2023	**1,997**	**74,460**	**76,457**
Exchange movements	(31)	(1,878)	(1,909)
Additions	34	4,753	4,787
Disposals	(15)	(2,070)	(2,085)
Transfer of assets held for resale	(439)	(18,530)	(18,969)
Hyperinflation impacts	9	1,376	1,385
Other	2	90	92
31 March 2024	**1,557**	**58,201**	**59,758**
Accumulated depreciation and impairment			
1 April 2022	**1,372**	**52,941**	**54,313**
Exchange movements	(28)	(1,694)	(1,722)
Disposal of subsidiaries	(18)	(4,543)	(4,561)
Charge for the year[1]	83	5,544	5,627
Disposals	(170)	(3,672)	(3,842)
Hyperinflation impacts	1	747	748
31 March 2023	**1,240**	**49,323**	**50,563**
Exchange movements	(7)	(1,258)	(1,265)
Charge for the year[1]	56	4,814	4,870
Disposals	(15)	(2,039)	(2,054)
Transfer of assets held for resale	(287)	(12,507)	(12,794)
Hyperinflation impacts	2	1,037	1,039
31 March 2024	**989**	**39,370**	**40,359**
Net book value			
31 March 2023	**757**	**25,137**	**25,894**
31 March 2024	**568**	**18,831**	**19,399**

Note:

1   Included in the charge for the year ended 31 March 2024 was €988 million (2023: €1,485 million) in respect of Vodafone Italy and Vodafone Spain, which are now reported as discontinued operations. See note 7 'Discontinued operations and assets held for sale' for more information.

Included in the net book value of land and buildings and equipment, fixtures and fittings are assets in the course of construction, which are not depreciated, with a cost of €4 million (2023: €10 million) and €1,401 million (2023: €1,988 million) respectively. Also included in the book value of equipment, fixtures and fittings are assets leased out by the Group under operating leases, with a cost of €1,623 million (2023: €2,170 million), accumulated depreciation of €1,040 million (2023: €1,393 million) and net book value of €583 million (2023: €777 million).

Right-of-use assets arising from the Group's lease arrangements are recorded within property, plant and equipment:

	2024 €m	2023 €m
Property, plant and equipment (owned assets)	19,399	25,894
Right-of-use assets	9,100	12,098
31 March	**28,499**	**37,992**

Additions of €4,173 million (2023: €7,387 million) and a depreciation charge of €4,108 million (2023: €3,960 million) were recorded in respect of right-of-use assets during the year ended 31 March 2024. Included in the depreciation charge for the year ended 31 March 2024 was €1,091 million (2023: €1,227 million) in respect of Vodafone Italy and Vodafone Spain, which are now reported as discontinued operations. See note 7 'Discontinued operations and assets held for sale'.

12. Investments in associates and joint arrangements

The Group holds interests in associates in Kenya and in India, where we have significant influence, as well as in a number of joint arrangements, notably in the Netherlands, India, Australia and Oak Holdings 1 GmbH and its markets, where we share control with one or more third parties. For further details see 'Critical accounting judgements and key sources of estimation uncertainty' in note 1 'Basis of preparation' to the consolidated financial statements.

Accounting policies

Interests in joint arrangements

A joint arrangement is a contractual arrangement whereby the Group and other parties undertake an economic activity that is subject to joint control; that is, when the relevant activities that significantly affect the investee's returns require the unanimous consent of the parties sharing control. Joint arrangements are either joint operations or joint ventures.

Gains or losses resulting from the contribution or sale of a subsidiary as part of the formation of a joint arrangement are recognised in respect of the Group's entire equity holding in the subsidiary.

Joint operations

A joint operation is a joint arrangement whereby the parties that have joint control have the rights to the assets, and obligations for the liabilities, relating to the arrangement or that other facts and circumstances indicate that this is the case. The Group's share of assets, liabilities, revenue, expenses and cash flows are combined with the equivalent items in the consolidated financial statements on a line-by-line basis.

Any goodwill arising on the acquisition of the Group's interest in a joint operation is accounted for in accordance with the Group's accounting policy for goodwill arising on the acquisition of a subsidiary.

Joint ventures

A joint venture is a joint arrangement whereby the parties that have joint control have the rights to the net assets of the arrangement.

At the date of acquisition, any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the joint venture is recognised as goodwill. The goodwill is included within the carrying amount of the investment.

The results and assets and liabilities of joint ventures, other than those joint ventures or part thereof that are held for sale (see note 7 'Discontinued operations and assets held for sale'), are incorporated in the consolidated financial statements using the equity method of accounting. Under the equity method, investments in joint ventures are carried in the consolidated statement of financial position at cost adjusted for post-acquisition changes in the Group's share of the net assets of the joint venture, less any impairment in the value of the investment. The Group's share of post-tax profits or losses are recognised in the consolidated income statement. Losses of a joint venture in excess of the Group's interest in that joint venture are recognised only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the joint venture.

Associates

An associate is an entity over which the Group has significant influence and that is neither a subsidiary nor an interest in a joint arrangement.

Significant influence is the power to participate in the financial and operating policy decisions of the investee but where the Group does not have control or joint control over those policies.

At the date of acquisition, any excess of the cost of acquisition over the Group's share of the net fair value of the identifiable assets, liabilities and contingent liabilities of the associate is recognised as goodwill. The goodwill is included within the carrying amount of the investment.

The results and assets and liabilities of associates are incorporated in the consolidated financial statements using the same equity method of accounting used for joint ventures, described above.

Joint operations

In the prior year, on 22 March 2023, the Group completed the disposal of its principal joint operation (Cornerstone Telecommunications Infrastructure Limited) as part of the transaction with Oak Holdings 1 GmbH.

Notes to the consolidated financial statements (continued)

Joint ventures and associates

	2024	2023
	€m	€m
Investments in joint ventures	8,203	9,578
Investments in associates	1,829	1,501
31 March	**10,032**	**11,079**

Joint ventures

The financial and operating activities of the Group's joint ventures are jointly controlled by the participating shareholders. The participating shareholders have rights to the net assets of the joint ventures through their equity shareholdings. Unless otherwise stated, the Group's principal joint ventures all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration of all joint ventures is also their principal place of operation.

Name of joint venture	Principal activity	Country of incorporation or registration	Percentage shareholdings[1] 2024	Percentage shareholdings[1] 2023
Oak Holdings 1 GmbH	Network infrastructure	Germany	60.3	64.2
VodafoneZiggo Group Holding B.V.	Network operator	Netherlands	50.0	50.0
OXG Glasfaser Beteiligungs GmbH	Fibre infrastructure	Germany	50.0	50.0
Vodafone Idea Limited[2]	Network operator	India	31.4	32.3
TPG Telecom Limited[3]	Network operator	Australia	25.1	25.1

Notes:
1 Effective ownership percentages of Vodafone Group Plc rounded to the nearest tenth of one percent.
2 At 31 March 2024 the fair value of the Group's interest in Vodafone Idea Limited was INR 208 billion (€2,313 million) (2023: INR 91 billion (€1,021 million)) based on the quoted share price on the National Stock Exchange of India.
3 At 31 March 2024 the fair value of the Group's interest in TPG Telecom Limited was AUD 2,101 million (€1,269 million) (2023: AUD 2,273 million (€1,401 million)) based on the quoted share price on ASX.

Oak Holdings 1 GmbH

In March 2023, the Group completed the disposal of its interest in Vantage Towers A.G. to Oak Holdings 1 GmbH, the co-controlled partnership of Vodafone, GIP and KKR. Vodafone retained an interest of 64.2% in Oak Holdings 1 GmbH. On 18 July 2023, the Group completed the sale of 3.9% of Oak Holdings 1 GmbH for cash consideration of €500 million, reducing its interest to 60.3%.

OXG Glasfaser Beteiligungs GmbH

In March 2023, the Group entered into an agreement with Altice Luxembourg S.A. to create a joint venture, OXG Glasfaser Beteiligungs GmbH ('OXG'), with 50.0% shareholding held by each shareholder. Each shareholder is committed to contribute funding of up to €950 million to OXG for the deployment of fibre-to-the-home in Germany. During the year ended 31 March 2024, the Group provided €32 million of capital contributions to OXG. The remaining funding commitment of €918 million is expected to be contributed between 2024 and 2029. The amount and timing of the funding depends on the speed and size of the fibre deployment. The contribution can be in the form of free capital reserves, shareholder loan, loan notes or similar instruments as agreed by the shareholders.

Vodafone Idea Limited

The Group's carrying value in Vodafone Idea Limited ('VIL') reduced to €nil at 30 September 2019. The Group's share of VIL's losses not recognised at 31 March 2024 is €4,528 million (2023: €3,717 million). Vodafone Idea Limited has undertaken equity fund-raisings totalling €2.2 billion since 31 March 2024, reducing the Group's shareholding to 23.2%

The value of the Group's 21.0% shareholding in Indus Towers Limited is, in part, dependent on the income generated by Indus Towers Limited from tower rentals to major customers, including VIL. Any inability of these major customers to pay such amounts in the future may impact the carrying value of €1,104 million at 31 March 2024 (2023: €908 million) of the Group's investment in Indus Towers Limited.

VIL has undertaken equity fund-raisings totalling €2.2 billion since 31 March 2024, reducing the Group's shareholding to 23.2%.

TPG Telecom Limited

TPG Telecom Limited is listed on the Australian Securities Exchange ('ASX'). Vodafone and Hutchison Telecommunications (Australia) Limited each own an economic interest of 25.05%, with the remaining 49.9% listed as free float on the ASX. The financial information presented in the tables below includes debt held within the structure that holds the Group's interest in TPG.

Dividends received from joint ventures

During the year ended 31 March 2024, the Group received dividends included in the consolidated statement of cash flows from VodafoneZiggo Group Holding B.V. of €100 million (2023: €165 million, 2022: €350 million), TPG Telecom Limited of €23 million (2023: €24 million, 2022: €22 million) and Oak Holdings 1 GmbH of €196 million (2023: €nil, 2022: €nil).

Aggregated financial information

The table below provides aggregated financial information for the Group's joint ventures as it relates to the amounts recognised in the consolidated income statement and consolidated statement of financial position.

	Investment in joint ventures		(Loss)/profit for the financial year[1]		
	2024 €m	2023 €m	**2024 €m**	2023 €m	2022 €m
Oak Holdings 1 GmbH	7,620	8,634	(85)	–	–
VodafoneZiggo Group Holding B.V.	516	793	(177)	137	(19)
TPG Telecom Limited	(2)	108	(74)	48	(5)
INWIT S.p.A.	–	–	–	30	27
Other	69	43	(43)	(15)	(14)
Total	**8,203**	**9,578**	**(379)**	**200**	**(11)**

Note:
1   Total Other comprehensive (expense)/income is not materially different to (loss)/profit for the financial year.

Notes to the consolidated financial statements (continued)

Summarised financial information

Summarised financial information for each of the Group's material joint ventures on a 100% ownership basis is set out below and overleaf.

Financial information is presented for Vodafone Idea Limited ('VIL') for the six month period to, and as at 30 September 2023 on the basis that full-year information in relation to VIL has not been released at the date of approval of these consolidated financial statements and as such is market sensitive for VIL. As disclosed above, the Group's investment in VIL was reduced to €nil in the year ended 31 March 2020 and the Group has not recorded any profit or loss in respect of its share of VIL's results since that date.

Financial information is presented for TPG Telecom Limited ('TPG') for the year to, and as at 31 December 2023 on the basis that full-year information in relation to TPG has not been released at the date of approval of these consolidated financial statements and as such is market sensitive for TPG.

Financial information presented for INWIT S.p.A. for the years to 31 March 2023 and 31 March 2022 is based on the financial results and financial position as at 31 December 2022 and 31 December 2021, respectively, being the latest financial information available to the Group when completing the consolidated financial statements for each year.

	Oak Holdings 1 GmbH			VodafoneZiggo Group Holding B.V.		
	2024 €m	2023 €m	2022 €m	2024 €m	2023 €m	2022 €m
Income statement						
Revenue	**1,166**	**–**	**–**	**4,128**	**4,063**	**4,056**
Operating expenses	(130)	–	–	(2,195)	(2,124)	(2,104)
Depreciation and amortisation	(868)	–	–	(1,555)	(1,527)	(1,592)
Other income	5	–	–	–	–	–
Operating profit	**173**	**–**	**–**	**378**	**412**	**360**
Interest income	5	–	–	–	–	–
Interest expense	(455)	–	–	(809)	11	(276)
Loss/(profit) before tax	**(277)**	**–**	**–**	**(431)**	**423**	**84**
Income tax credit/(expense)	132	–	–	77	(150)	(121)
(Loss)/profit for the financial year[1]	**(145)**	**–**	**–**	**(354)**	**273**	**(37)**

	Vodafone Idea Limited			TPG Telecom Limited		
	2024 €m	2023 €m	2022 €m	2024 €m	2023 €m	2022 €m
Income statement						
Revenue	**2,381**	**5,046**	**4,450**	**3,371**	**3,027**	**3,375**
Operating expenses	(1,557)	(3,280)	(2,802)	(2,238)	(1,870)	(2,292)
Depreciation and amortisation	(1,081)	(2,396)	(2,390)	(891)	(700)	(914)
Other expense	–	–	(34)	–	–	–
Operating profit	**(257)**	**(630)**	**(776)**	**242**	**457**	**169**
Interest income	4	9	14	–	–	–
Interest expense	(1,347)	(2,567)	(2,297)	(368)	(172)	(122)
(Loss)/profit before tax	**(1,600)**	**(3,188)**	**(3,059)**	**(126)**	**285**	**47**
Income tax (expense)/credit	–	–	2	(8)	(25)	(27)
(Loss)/profit for the financial year[1]	**(1,600)**	**(3,188)**	**(3,057)**	**(134)**	**260**	**20**

				INWIT S.p.A.		
				2024 €m	2023 €m	2022 €m
Income statement						
Revenue				**–**	**853**	**785**
Operating expenses				–	(73)	(70)
Depreciation and amortisation				–	(508)	(513)
Operating profit				**–**	**272**	**202**
Interest expense				–	(81)	(90)
Profit before tax				**–**	**191**	**112**
Income tax expense				–	(1)	(30)
Profit for the financial year[1]				**–**	**190**	**82**

Note:
1 Total Other comprehensive income/(expense) is not materially different to profit/(loss) for the financial year.

	Oak Holdings 1 GmbH		VodafoneZiggo Group Holding B.V.	
	2024 **€m**	2023 €m	**2024** **€m**	2023 €m
Statement of financial position				
Non-current assets	24,015	23,878	15,753	16,570
Current assets	746	749	884	719
Total assets	24,761	24,627	16,637	17,289
Equity shareholders' funds	12,630	13,450	1,033	1,586
Non-controlling interests	–	1,262	–	–
Non-current liabilities	9,386	6,709	13,145	13,299
Current liabilities	2,745	3,206	2,459	2,404
Cash and cash equivalents within current assets	267	224	61	20
Non-current liabilities excluding trade and other payables and provisions	8,751	6,215	12,995	13,138
Current liabilities excluding trade and other payables and provisions	502	2,409	1,171	1,247

	Vodafone Idea Limited[1]		TPG Telecom Limited	
	2024 **€m**	2023 €m	**2024** **€m**	2023 €m
Statement of financial position				
Non-current assets	17,324	18,162	9,663	9,823
Current assets	2,352	2,174	900	1,009
Total assets	19,676	20,336	10,563	10,832
Equity shareholders' (deficit)/funds	(12,562)	(10,760)	2,606	3,019
Non-current liabilities	25,720	24,730	6,789	6,702
Current liabilities	6,518	6,366	1,168	1,111
Cash and cash equivalents within current assets	71	96	192	290
Non-current liabilities excluding trade and other payables and provisions	25,700	24,707	6,704	6,595
Current liabilities excluding trade and other payables and provisions	2,595	2,699	102	86

Note:
1   Includes certain amounts subject to an adjustment mechanism agreed as part of the formation of Vodafone Idea Limited. See note 29 'Contingent liabilities and legal proceedings'.

Notes to the consolidated financial statements (continued)

12. Investments in associates and joint arrangements (continued)

The reconciliation of summarised financial information presented to the carrying amount of our interest in joint ventures is set out below.

	Oak Holdings 1 GmbH			VodafoneZiggo Group Holding B.V.		
	2024 **€m**	2023 €m		**2024** **€m**	2023 €m	2022 €m
Equity shareholders' funds	**12,630**	**13,450**		**1,033**	**1,586**	
Interest in joint ventures[1]	7,620	8,634		516	793	
Carrying value	**7,620**	**8,634**		**516**	**793**	
(Loss)/profit for the financial year	(145)	–		(354)	273	(37)
Share of (loss)/profit[1]	**(85)**	**–**		**(177)**	**137**	**(19)**

	Vodafone Idea Limited			TPG Telecom Limited		
	2024 **€m**	2023 €m	2022 €m	**2024** **€m**	2023 €m	2022 €m
Equity shareholders' (deficit)/funds	**(12,562)**	**(10,760)**		**2,606**	**3,019**	
Interest in joint ventures[1]	(4,057)	(3,475)		(53)	56	
Impairment	(246)	(242)		–	–	
Goodwill	–	–		51	52	
Investment proportion not recognised	4,303	3,717		–	–	
Carrying value	**–**	**–**		**(2)**	**108**	
(Loss)/profit for the financial year	(1,600)	(3,188)	(3,057)	(134)	260	20
Share of (loss)/profit[1]	(517)	(1,030)	(1,357)	(74)	48	(5)
Share of loss not recognised	517	1,030	1,357	–	–	–
Share of (loss)/profit[1]	**–**	**–**	**–**	**(74)**	**48**	**(5)**

	INWIT S.p.A.		
	2024 **€m**	2023 €m	2022 €m
Equity shareholders' funds	**–**	**–**	
Interest in joint ventures	–	–	
Carrying value	**–**	**–**	
Profit for the financial year	–	190	82
Share of profit	–	63	27
Share of profit not recognised as held for sale	–	(33)	–
Share of profit	**–**	**30**	**27**

Note:

1 The Group's effective ownership percentages of Oak Holdings 1 GmbH, VodafoneZiggo Group Holding B.V., Vodafone Idea Limited and TPG Telecom Limited are 60.3%, 50.0%, 31.4% and 25.1%, respectively, rounded to the nearest tenth of one percent.

Associates

Unless otherwise stated, the Group's principal associates all have share capital consisting solely of ordinary shares and are all indirectly held. The country of incorporation or registration of all associates is also their principal place of operation.

Name of associate	Principal activity	Country of incorporation or registration	Percentage shareholding[1] 2024	Percentage shareholding[1] 2023
Safaricom PLC[2]	Network operator	Kenya	39.9	39.9
Indus Towers Limited[3]	Network infrastructure	India	21.0	21.0

Notes:
1 Effective ownership percentages of Vodafone Group Plc rounded to the nearest tenth of one percent.
2 At 31 March 2024, the fair value of the Group's interest in Safaricom PLC was KES 284 billion (€1,996 million) (2023: KES 290 billion (€2,012 million)) based on the closing quoted share price on the Nairobi Stock Exchange.
3 At 31 March 2024, the fair value of the Group's interest in Indus Towers Limited was INR 165 billion (€1,833 million) (2023: INR 81 billion (€908 million)) based on the closing quoted share price on the National Stock Exchange of India.

Aggregated financial information

The table below provides aggregated financial information for the Group's associates as it relates to the amounts recognised in the consolidated income statement and consolidated statement of financial position.

	Investment in associates		Profit/(loss) for the financial year		
	2024 €m	2023 €m	**2024** €m	2023 €m	2022 €m
Safaricom PLC[1]	627	509	159	195	217
Indus Towers Limited	1,104	908	140	50	178
Other	98	84	(16)	(12)	5
Total	**1,829**	**1,501**	**283**	**233**	**400**

Note:
1 Other comprehensive income includes profit for the financial year, together with €76 million (2023: €127 million) in respect of the application of IAS 29 to Safaricom's operations in Ethiopia.

Dividends from associates

During the year ended 31 March 2024, the Group received dividends included in the consolidated statement of cash flows from Safaricom PLC of €122 million (2023: €250 million, 2022: €170 million) and from Indus Towers Limited of €nil (2023: €75 million, 2022: €nil).

Notes to the consolidated financial statements (continued)

12. Investments in associates and joint arrangements (continued)

Summarised financial information

Summarised financial information for each of the Group's material associates on a 100% ownership basis is set out below.

	Safaricom PLC			Indus Towers Limited		
	2024 **€m**	2023 €m	2022 €m	**2024** **€m**	2023 €m	2022 €m
Income statement						
Revenue	**2,210**	**2,468**	**2,318**	**3,185**	**3,343**	**3,122**
Operating expenses	(1,189)	(1,353)	(1,164)	(1,598)	(2,240)	(1,480)
Depreciation and amortisation	(523)	(432)	(309)	(637)	(588)	(598)
Other income	142	68	–	–	–	–
Operating profit	**640**	**751**	**845**	**950**	**515**	**1,044**
Interest income	16	13	9	126	26	–
Interest expense	(121)	(69)	(59)	(218)	(200)	(140)
Profit before tax	**535**	**695**	**795**	**858**	**341**	**904**
Income tax expense	(266)	(285)	(270)	(192)	(102)	(272)
Profit for the financial year and total comprehensive income	**269**	**410**	**525**	**666**	**239**	**632**
Attributable to:						
- Owners of the parent	399	489	542	666	239	632
- Non-controlling interests	(130)	(79)	(17)	–	–	–
Statement of financial position						
Non-current assets	3,901	3,007		6,082	5,243	
Current assets	578	436		1,230	1,081	
Total assets	4,479	3,443		7,312	6,324	
Equity shareholders' funds	1,566	1,269		4,086	3,453	
Non-controlling interests	767	532		–	–	
Non-current liabilities	968	753		2,098	1,954	
Current liabilities	1,178	889		1,128	917	
Cash and cash equivalents within current assets	163	127		7	3	
Non-current liabilities excluding trade and other payables and provisions	784	500		1,716	1,665	
Current liabilities excluding trade and other payables and provisions	349	322		583	491	

The reconciliation of summarised financial information presented to the carrying amount of our interest in the associate is set out below.

	Safaricom PLC			Indus Towers Limited		
	2024 **€m**	2023 €m	2022 €m	**2024** **€m**	2023 €m	2022 €m
Equity shareholders' funds	**1,566**	**1,269**		**4,086**	**3,453**	
Interest in associates[1]	625	507		860	727	
Goodwill	2	2		244	181	
Carrying value	**627**	**509**		**1,104**	**908**	
Profit for the financial year	399	489	542	666	239	632
Share of profit	**159**	**195**	**217**	**140**	**50**	**178**

Note:
1   The Group's effective ownership percentages of Safaricom PLC and Indus Towers Limited are 39.9% and 21.0%, respectively, rounded to the nearest tenth of one percent.

13. Other investments

The Group holds a number of other listed and unlisted investments, mainly comprising managed funds, deposits and government bonds.

Accounting policies

Other investments comprising debt and equity instruments are recognised and derecognised on settlement date and are initially measured at fair value, including transaction costs.

Debt securities that are held for collection of contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortised cost using the effective interest method, less any impairment. Debt securities that do not meet the criteria for amortised cost are measured at fair value through profit and loss.

Equity securities are classified and measured at fair value through other comprehensive income, there is no subsequent reclassification of fair value gains and losses to profit or loss following derecognition of the investment.

	2024 €m	2023 €m
Included within non-current assets		
Equity securities[1]	65	94
Debt securities[2]	941	999
	1,006	**1,093**
Included within current assets		
Short-term investments:		
Bonds and debt securities[3]	1,201	1,338
Managed investment funds[1]	2,024	2,967
	3,225	**4,305**
Collateral assets[4]	741	239
Other investments[5]	1,126	2,473
	5,092	**7,017**

Notes:
1 Items measured at a fair value, €27 million (2023: €47 million) of equity securities have a valuation basis of level 1 classification, which comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets for identical assets and liabilities. The remaining items are measured at fair value and the basis is level 2 classification, which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.
2 Items are measured at amortised cost and have a fair value of €810 million (2023: €803 million) with a valuation basis of level 2 classification.
3 Items are measured at fair value and the valuation basis is level 1 classification.
4 Items are measured at amortised cost and the carrying amount approximates fair value.
5 Includes investments measured at a fair value of €459 million (2023: €1,409 million). The valuation basis is level 1. The remaining items are measured at amortised cost and the carrying amount approximates fair value.

Non-current debt securities within non-current assets include €830 million (2023: €885 million) of loan notes issued by VodafoneZiggo Holding B.V.

The Group invests surplus cash positions across a portfolio of short-term investments to manage liquidity and credit risk whilst achieving suitable returns. Collateral arrangements on derivative financial instruments result in cash being paid/(held), repayable when the derivatives are settled. These assets do not meet the definition of cash and cash equivalents but are included in the Group's net debt based on their liquidity.

Bonds and debt securities includes €587 million (2023: €nil) of highly liquid French; €308 million (2023: €290 million) Dutch; €306 million (2023: €899 million) Japanese and €nil (2023: €150 million) German government securities.

Managed investment funds of €2,024 million (2023: €2,967 million) are in funds with liquidity of up to 90 days.

Collateral assets of €741 million (2023: €239 million) represents collateral paid on derivative financial instruments.

Other investments are excluded from net debt based on their liquidity and primarily consist of restricted debt securities including amounts held in qualifying assets by Group insurance companies to meet regulatory requirements.

Notes to the consolidated financial statements (continued)

14. Trade and other receivables

Trade and other receivables mainly consist of amounts owed to us by customers and amounts that we pay to our suppliers in advance. Derivative financial instruments with a positive market value are reported within this note as are contract assets, which represent an asset for accrued revenue in respect of goods or services delivered to customers for which a trade receivable does not yet exist, and finance lease receivables recognised where the Group acts as a lessor. See note 20 'Leases' for more information on the Group's leasing activities.

Accounting policies

Trade receivables represent amounts owed by customers where the right to receive payment is conditional only on the passage of time. Trade receivables that are recovered in instalments from customers over an extended period are discounted at market rates and interest revenue is accreted over the expected repayment period. Other trade receivables do not carry any interest and are stated at their nominal value. When the Group establishes a practice of selling portfolios of receivables from time to time these portfolios are recorded at fair value through other comprehensive income; all other trade receivables are recorded at amortised cost.

The carrying value of all trade receivables, contract assets and finance lease receivables recorded at amortised cost is reduced by allowances for lifetime estimated credit losses. Estimated future credit losses are first recorded on the initial recognition of a receivable and are based on the ageing of the receivable balances, historical experience and forward looking considerations. Individual balances are written off when management deems them not to be collectible.

	2024 €m	2023 €m
Included within non-current assets		
Trade receivables	8	51
Trade receivables held at fair value through other comprehensive income	294	337
Net investment in leases	211	267
Contract assets	450	494
Contract-related costs	676	690
Other receivables	78	66
Prepayments	239	296
Derivative financial instruments[1]	4,011	5,642
	5,967	**7,843**
Included within current assets		
Trade receivables	2,841	3,277
Trade receivables held at fair value through other comprehensive income	441	566
Net investment in leases	99	106
Contract assets	2,413	3,063
Contract-related costs	1,169	1,471
Amounts owed by associates and joint ventures	130	175
Other receivables	686	730
Prepayments	600	835
Derivative financial instruments[1]	215	482
	8,594	**10,705**

Note:
1   Includes €22 million (2023: €198 million) of embedded derivative option for which fair value is based on level 3 of the fair value hierarchy (see section on fair value carrying value information within note 22 'Capital and Risk Management'). All other items are measured at fair value and the valuation basis is level 2 classification, which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

The Group's trade receivables and contract assets are classified at amortised cost unless stated otherwise and are measured after allowances for future expected credit losses, see note 22 'Capital and financial risk management' for more information on credit risk.

The carrying amounts of trade and other receivables, which are measured at amortised cost, approximate their fair value and are predominantly non-interest bearing.

The Group's contract-related costs comprise €1,814 million (2023: €2,078 million) relating to costs incurred to obtain customer contracts and €31 million (2023: €83 million) relating to costs incurred to fulfil customer contracts; an amortisation and impairment expense, excluding discontinued operations in Spain and Italy, of €853 million (2023: €824 million) was recognised in operating profit during the year.

Other than for the embedded derivative option described above, the fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest rates and foreign currency rates prevailing at 31 March.

15. Trade and other payables

Trade and other payables mainly consist of amounts owed to suppliers that have been invoiced or are accrued and contract liabilities relating to consideration received from customers in advance. They also include taxes and social security amounts due in relation to the Group's role as an employer. Derivative financial instruments with a negative market value are reported within this note.

Accounting policies

Trade payables are not interest-bearing and are stated at their nominal value.

	2024 €m	Re-presented[1] 2023 €m
Included within non-current liabilities		
Other payables	222	263
Insurance liabilities	254	257
Accruals	41	48
Contract liabilities	343	500
Derivative financial instruments[2]	1,468	1,116
	2,328	**2,184**
Included within current liabilities		
Trade payables	5,613	7,599
Amounts owed to associates and joint ventures	346	329
Other taxes and social security payable	887	1,013
Other payables	846	2,080
Insurance liabilities	48	63
Accruals	4,037	4,814
Contract liabilities	1,565	2,043
Derivative financial instruments[2]	56	306
	13,398	**18,247**

Notes:
1. The insurance liabilities comparatives for the year-end 31 March 2023 have been re-presented for the adoption of IFRS 17 'Insurance Contracts' although there is no impact on the total amounts. See note 1 'Basis of preparation' for more information.
2. Items are measured at fair value and the valuation basis is level 2 classification, which comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly.

The carrying amounts of trade and other payables approximate their fair value.

Materially all of the €2,043 million recorded as current contract liabilities at 1 April 2023 was recognised as revenue during the year with the exception of Vodacom Italy and Vodafone Spain whose revenue of €299 million will be reported as part of the discontinued operation. See note 7 'Discontinued operations and assets held for sale' for more information.

Insurance liabilities included within non-current liabilities include €254 million (2023: €257 million) in respect of the re-insurance of a third party annuity policy related to the Vodafone and CWW Sections of the Vodafone UK Group Pension Scheme.

The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market interest rates and foreign currency rates prevailing at 31 March.

Notes to the consolidated financial statements (continued)

16. Provisions

A provision is a liability recorded in the Consolidated statement of financial position, where there is uncertainty over the timing or amount that will be paid, and is therefore often estimated. The main provisions we hold are in relation to asset retirement obligations, which include the cost of returning network infrastructure sites to their original condition at the end of the lease and claims for legal and regulatory matters.

Accounting policies

Provisions are recognised when the Group has a present obligation (legal or constructive) as a result of a past event, it is probable that the Group will be required to settle that obligation and a reliable estimate can be made of the amount of the obligation. Provisions are measured at the Directors' best estimate of the expenditure required to settle the obligation at the reporting date and are discounted to present value where the effect is material. Where the timing of settlement is uncertain amounts are classified as non-current where settlement is expected more than 12 months from the reporting date.

Asset retirement obligations
In the course of the Group's activities, a number of sites and other assets are utilised which are expected to have costs associated with decommissioning. The associated cash outflows are substantially expected to occur at the dates of decommissioning of the assets to which they relate, and are long term in nature.

Legal and regulatory
The Group is involved in a number of legal and other disputes, including where the Group has received notifications of possible claims. The Directors of the Company, after taking legal advice, have established provisions considering the facts of each case. For a discussion of certain legal issues potentially affecting the Group see note 29 'Contingent liabilities and legal proceedings' to the consolidated financial statements.

Restructuring
The Group undertakes periodic reviews of its operations and recognises provisions as required based on the outcomes of these reviews. The associated cash outflows for restructuring costs are primarily less than one year.

Other
Comprises various items that do not fall within the Group's other categories of provisions.

	Asset retirement obligations €m	Legal and regulatory €m	Restructuring €m	Other €m	Total €m
1 April 2022	1,470	449	302	327	2,548
Exchange movements	(22)	(28)	–	(2)	(52)
Disposal of subsidiaries	(578)	(8)	(2)	(2)	(590)
Amounts capitalised in the year	185	–	–	–	185
Amounts charged to the income statement	–	138	425	126	689
Utilised in the year - payments	(59)	(44)	(181)	(123)	(407)
Amounts released to the income statement	(1)	(77)	(36)	(48)	(162)
Other	35	–	–	–	35
31 March 2023	**1,030**	**430**	**508**	**278**	**2,246**
Exchange movements	(7)	(24)	3	(3)	(31)
Amounts capitalised in the year	146	–	–	–	146
Amounts charged to the income statement	–	162	774	206	1,142
Utilised in the year - payments	(54)	(72)	(290)	(116)	(532)
Amounts released to the income statement	(5)	(131)	(7)	(43)	(186)
Transfer to liabilities held for sale	(177)	(96)	(46)	(31)	(350)
Other	–	–	–	13	13
31 March 2024	**933**	**269**	**942**	**304**	**2,448**

Provisions have been analysed between current and non-current as follows:

	Asset retirement obligations €m	Legal and regulatory €m	Restructuring €m	Other €m	Total €m
Current liabilities	59	232	361	181	833
Non-current liabilities	874	37	581	123	1,615
31 March 2024	**933**	**269**	**942**	**304**	**2,448**

	Asset retirement obligations €m	Legal and regulatory €m	Restructuring €m	Other €m	Total €m
Current liabilities	61	193	298	122	674
Non-current liabilities	969	237	210	156	1,572
31 March 2023	**1,030**	**430**	**508**	**278**	**2,246**

17. Called up share capital

Called up share capital is the number of shares in issue at their par value. A number of shares were allotted during the year in relation to employee share schemes.

Accounting policies

Equity instruments issued by the Group are recorded at the amount of the proceeds received, net of direct issuance costs.

	2024		2023	
	Number	€m	Number	€m
Ordinary shares of 20 $\frac{20}{21}$ US cents each allotted, issued and fully paid:[1,2]				
1 April	28,818,256,058	4,797	28,817,627,868	4,797
Allotted during the year	427,750	–	628,190	–
31 March	**28,818,683,808**	**4,797**	**28,818,256,058**	**4,797**

Notes:
1   At 31 March 2024, there were 50,000 (2023: 50,000) 7% cumulative fixed rate shares of £1 each in issue.
2   At 31 March 2024, the Group held 1,738,561,954 (2023: 1,825,691,429) treasury shares with a nominal value of €289 million (2023: €304 million). The market value of shares held was €1,434 million (2023: €1,855 million). During the year, 87,129,475 (2023: 85,844,124) treasury shares were reissued under Group share schemes and no (2023: 1,463,959,031) shares were repurchased under the 2022 scheme which completed on 15 March 2023.

On 15 March 2024, the Group announced that the Board has approved the capital return through share buybacks of up to €2 billion of proceeds from the sale of Vodafone Spain. This is expected to commence following the completion of the sale of Vodafone Spain.

Notes to the consolidated financial statements (continued)

18. Reconciliation of net cash flow from operating activities

The table below shows how our profit for the year from continuing operations translates into cash flows generated from our operating activities.

	Notes	2024 €m	Re-presented[1] 2023 €m	Re-presented[1] 2022 €m
Profit for the financial year		**1,505**	**12,335**	**2,773**
Loss/(Profit) for the financial year from discontinued operations		65	247	(185)
Profit for the financial year from continuing operations		**1,570**	**12,582**	**2,588**
Investment income	5	(581)	(232)	(251)
Financing costs	5	2,626	1,609	1,842
Income tax expense	6	50	492	1,561
Operating profit		**3,665**	**14,451**	**5,740**
Adjustments for:				
Share-based payments and other non-cash charges		98	58	165
Depreciation and amortisation	10, 11	10,414	10,255	10,417
Loss on disposal of property, plant and equipment and intangible assets		34	33	40
Share of result of equity accounted associates and joint ventures	12	96	(433)	(389)
Impairment (reversal)/loss	4	(64)	64	–
Other income	3	(372)	(9,402)	(244)
Decrease / (increase) in inventory		177	(168)	(171)
(Increase)/decrease in trade and other receivables	14	(597)	(486)	(629)
Increase/(decrease) in trade and other payables	15	534	1,446	581
Cash generated by operations		**13,985**	**15,818**	**15,510**
Net tax paid		(724)	(1,228)	(916)
Cashflows from discontinued operations		3,296	3,464	3,487
Net cash flow from operating activities		**16,557**	**18,054**	**18,081**

Note:
1 The results for the years ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 'Discontinued operations and assets held for sale' for more information.

19. Cash and cash equivalents

The majority of the Group's cash is held in bank deposits or money market funds which have a maturity of three months or less from acquisition to enable us to meet our short-term liquidity requirements.

Accounting policies

Cash and cash equivalents comprise cash and bank deposits, and other short-term highly liquid investments that are readily convertible to a known amount of cash and are subject to an insignificant risk of changes in value. Assets in money market funds, whose contractual cash flows do not represent solely payments of interest and principal, are measured at fair value with gains and losses arising from changes in fair value included in net profit or loss for the period. All other cash and cash equivalents are measured at amortised cost.

	2024 €m	2023 €m
Cash and bank deposits[1]	4,168	3,924
Money market funds[2]	2,015	7,781
Cash and cash equivalents as presented in the consolidated statement of financial position	**6,183**	**11,705**
Bank overdrafts	(111)	(77)
Cash and cash equivalents of discontinued operations	42	–
Cash and cash equivalents as presented in the consolidated statement of cash flows	**6,114**	**11,628**

Note:
1 Includes bank deposits under repurchase agreements of €2,034 million (2023: €1,750 million).
2 Items are measured at fair value and the valuation basis is level 1 classification, which comprises financial instruments where fair value is determined by unadjusted quoted prices in active markets.

The carrying amount of balances at amortised cost approximates their fair value.

Cash and cash equivalents of €1,629 million (2023: €1,572 million) are held in countries with restrictions on remittances but where the balances could be used to repay subsidiaries' third party liabilities. In addition, those balances could also be used to repay €790 million (2023: €722 million) of intercompany liabilities as at 31 March 2024.

20. Leases

The Group leases assets from other parties (the Group is a lessee) and also leases assets to other parties (the Group is a lessor). This note describes how the Group accounts for leases and provides details about its lease arrangements.

Accounting policies

As a lessee

When the Group leases an asset, a 'right-of-use asset' is recognised for the leased item and a lease liability is recognised for any lease payments to be paid over the lease term at the lease commencement date. The right-of-use asset is initially measured at cost, being the present value of the lease payments paid or payable, plus any initial direct costs incurred in entering the lease and less any lease incentives received.

Right-of-use assets are depreciated on a straight-line basis from the commencement date to the earlier of the end of the asset's useful life or the end of the lease term. The lease term is the non-cancellable period of the lease plus any periods for which the Group is 'reasonably certain' to exercise any extension options (see below). The useful life of the asset is determined in a manner consistent to that for owned property, plant and equipment (as described in note 11 'Property, plant and equipment'). If right-of-use assets are considered to be impaired, the carrying value is reduced accordingly.

Lease liabilities are initially measured at the value of the lease payments over the lease term that are not paid at the commencement date and are usually discounted using the incremental borrowing rates of the applicable Group entity (the rate implicit in the lease is used if it is readily determinable). Lease payments included in the lease liability include both fixed payments and in-substance fixed payments during the term of the lease.

After initial recognition, the lease liability is recorded at amortised cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate (e.g. an inflation related increase) or if the Group's assessment of the lease term changes; any changes in the lease liability as a result of these changes also results in a corresponding change in the recorded right-of-use asset unless the right-of-use asset is reduced to zero in which case the remaining amount of the remeasurement is recognised in profit or loss.

Lease modifications that increase the scope of a lease by adding the right to use one or more underlying assets in return for consideration commensurate with the stand-alone price for the additional lease components are treated as separate leases. If a lease modification decreases the scope of the lease, the Group remeasures both the right-of-use asset and the lease liability and recognises any gain or loss in profit or loss. Other lease modifications result in a remeasurement of the lease liability with an adjustment to the right-of-use asset. Remeasured lease liabilities are discounted at the modification date using a current discount rate.

As a lessor

Where the Group is a lessor, it determines at inception whether the lease is a finance or an operating lease. When a lease transfers substantially all the risks and rewards of ownership of the underlying asset then the lease is a finance lease; otherwise the lease is an operating lease.

Where the Group is an intermediate lessor, the interests in the head lease and the sublease are accounted for separately and the lease classification of a sublease is determined by reference to the right-of-use asset arising from the head lease.

Income from operating leases is recognised on a straight-line basis over the lease term. Income from finance leases is recognised at lease commencement with any interest income recognised over the lease term.

Lease income is recognised as revenue for transactions that are part of the Group's ordinary activities (i.e. primarily leases of handsets or other equipment to customers, leases of wholesale access to the Group's fibre and cable networks and leases of tower infrastructure assets). The Group uses IFRS 15 principles to allocate the consideration in contracts between any lease and non-lease components.

The Group's leasing activities as a lessee

The Group leases buildings for its retail stores, offices and data centres, land on which to construct mobile base stations, space on mobile base stations to place active RAN equipment and network space (primarily rack space or duct space). In addition, the Group leases fibre and other fixed connectivity to provide internal connectivity for the Group's operations and on a wholesale basis from other operators to provide fixed connectivity services to the Group's customers.

The Group's general approach to determining lease term by class of asset is described in note 1 'Basis of preparation' under 'Critical accounting judgements and key sources of estimation uncertainty'.

Most of the Group's leases include future price increases through fixed percentage increases, indexation to inflation measures on a periodic basis or rent review clauses. Other than fixed percentage increases the lease liability does not reflect the impact of these future increases unless the measurement date has passed. The Group's leases contain no material variable payments clauses other than those related to the number of operators sharing space on third party mobile base stations.

Notes to the consolidated financial statements (continued)

20. Leases (continued)

Optional lease periods

Where practicable the Group seeks to include extension or break options in leases to provide operational flexibility, therefore many of the Group's lease contracts contain optional periods. The Group's policy on assessing and reassessing whether it is reasonably certain that the optional period will be included in the lease term is described in note 1 'Basis of preparation' under 'Critical accounting judgements and key sources of estimation uncertainty'.

After initial recognition of a lease, the Group only reassesses the lease term when there is a significant event or a significant change in circumstances, which was not anticipated at the time of the previous assessment. Significant events or significant changes in circumstances could include merger and acquisition or similar activity, significant expenditure on the leased asset not anticipated in the previous assessment, or detailed management plans indicating a different conclusion on optional periods to the previous assessment. Where a significant event or significant change in circumstances does not occur, the lease term and therefore lease liability and right-of-use asset value, will decline over time.

The Group's cash outflow for leases in the year ended 31 March 2024 was €3,567 million (2023 re-presented[1]: €3,067 million, 2022 re-presented[1]: €3,018 million) and absent significant future changes in the volume of the Group's activities or other strategic or structural changes to the Group resulting in the use of more or fewer owned assets, this level of cash outflow from leases would be expected to continue for future periods, subject to contractual price increases. The future cash outflows included within lease liabilities are shown in the maturity analysis below. The maturity analysis only includes the reasonably certain payments to be made; cash outflows in these future periods will likely exceed these amounts as payments will be made on optional periods not considered reasonably certain at present and on new leases entered into in future periods.

The Group's leases for customer connectivity are normally either under regulated access or network sharing or similar preferential access arrangements and as a result the Group normally has significant flexibility over the term it can lease such connections for; generally the notice period required to cancel the lease is less than the notice period included in the service contract with the end customer. As a result, the Group does not have any significant cash exposure to optional periods on customer connectivity as the Group can cancel the lease when the service agreement ends. In some circumstances the Group is committed to minimum spend amounts for connectivity leases, which are included within reported lease liabilities.

Sale and leaseback

In the year ended 31 March 2023, the Group disposed of its interest in Vantage Towers A.G. ('Vantage Towers') into a new joint venture, Oak Holdings 1 GmbH ('Oak'); Vodafone retained an interest of 64.2% in Oak, which owns 89.3% of Vantage Towers (see note 27 'Acquisitions and disposals' for additional details). The Group has agreements with Vantage Towers to lease back spaces on its towers (see note 30 'Related party transactions'). The Group de-recognised assets related to the mobile base stations with a net book value of €4,793 million. A total net gain on disposal of €9,287 million was realised in the year ended 31 March 2023 as a result of the disposal of Vantage Towers; €680 million of this gain, reflecting the gain on the proportion of sold towers retained through the leaseback, was recorded in the year ended 31 March 2023 as a reduction in the value of the right-of-use asset recognised for the leaseback of tower space and will be realised as a reduction in depreciation over the term of the leaseback until November 2028. Other sale and leaseback transactions entered into by the Group were not material, individually or in aggregate.

Amounts recognised in the primary financial statements in relation to lessee transactions

Right-of-use assets

The carrying value of the Group's right-of-use assets, depreciation charge for the year and additions during the year are disclosed in note 11 'Property, plant and equipment'.

Lease liabilities

The Group's lease liabilities are disclosed in note 21 'Borrowings'. The maturity profile of the Group's lease liabilities is as follows:

	2024 €m	2023 €m
Within one year	2,603	3,452
In more than one year but less than two years	1,984	2,574
In more than two years but less than three years	1,599	2,200
In more than three years but less than four years	1,461	1,981
In more than four years but less than five years	1,129	1,810
In more than five years	2,366	3,240
	11,142	**15,257**
Effect of discounting	(1,470)	(1,893)
Lease liability - as disclosed in note 21 'Borrowings'	**9,672**	**13,364**

At 31 March 2024 the Group has committed to enter into future lease contracts with future undiscounted lease payments of €1,339 million (31 March 2023 restated[2]: €1,491 million) which includes €1,031 million (31 March 2023: €1,171 million) of commitments to Vantage Towers A.G. for tower leases which are due to commence over the period until March 2026 and which will be payable during the eight year lease term following the commencement of respective individual leases.

Notes:
1   The cash outflows for the years ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations, decreasing the previously disclosed amounts by €1,412 million (2022: €1,320 million). See note 7 'Discontinued operations and assets held for sale' for more information.
2   The prior year comparative amount has been restated to reflect the commitments to Vantage Towers A.G. that were not previously reported.

Interest expense on lease liabilities for the year is disclosed in note 5 'Investment income and financing costs'.

The Group has no material liabilities under residual value guarantees and makes no material variable payments not included in the lease liability. The Group does not apply either the short term or low value expedient options in IFRS 16 'Leases'.

The Group's leasing activities as a lessor

The Group has a wide range of lessor activities with consumer and enterprise customers, other telecommunication companies and other companies. With consumer and enterprise customers, the Group generates lease income from the provision of handsets, routers and other communications equipment. The Group provides wholesale access to the Group's fibre and cable networks, leases out space on the Group's owned mobile base stations to other telecommunication companies and subleases certain retained mobile base station sites to telecommunication tower companies. In addition, the Group subleases retail stores to franchise partners in certain markets and leases out surplus assets (e.g. vacant offices and retail stores) to other companies.

Lessor transactions are classified as operating or finance leases based on whether the lease transfers substantially all of the risks and rewards incidental to ownership of the asset. Leases are individually assessed, but generally, the Group's lessor transactions in the year are classified as:

- Operating leases where the Group provides wholesale access to its fibre and cable networks, provides routers or similar equipment to fixed customers or is lessor of space on owned mobile base stations; and

- Finance leases where the Group is sub-lessor of handsets or similar items in back-to-back arrangements or where surplus assets or certain retained mobile base stations sites are sublet out for all or substantially all of the remaining head lease term.

The Group's income as a lessor in the year is as follows:

	2024 €m	Re-presented[1] 2023 €m	Re-presented[1] 2022 €m
Operating leases			
Lease revenue (note 2 'Revenue disaggregation and segmental analysis')	463	673	673
Income from leases not recognised as revenue	38	37	36

Substantially all of the Group's income as a lessor is operating lease income.

The committed amounts to be received from the Group's operating leases are as follows:

	Maturity						
	Within one year €m	In one to two years €m	In two to three years €m	In three to four years €m	In four to five years €m	In more than five years €m	Total €m
Committed operating lease payments due to the Group as a lessor							
31 March 2024	296	121	29	16	9	20	**491**
31 March 2023 Re-presented[2]	275	114	30	14	7	4	**444**
31 March 2022 Re-presented[2]	487	234	153	126	113	342	**1,455**

The Group recognises a net investment in leases (receivables) as a result of providing finance leases as a lessor, which are disclosed in note 14 'Trade and other receivables'. The maturity profile of the Group's net investment in leases is as follows:

	2024 €m	2023 €m
Within one year	106	111
In more than one year but less than two years	80	88
In more than two years but less than three years	56	67
In more than three years but less than four years	49	54
In more than four years but less than five years	35	47
In more than five years	17	39
	343	**406**
Unearned finance income	(33)	(33)
Net investment in leases - as disclosed in note 14 'Trade and other receivables'	**310**	**373**

The Group has no material lease income arising from variable lease payments.

Notes:
1 The results for the years ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations, decreasing the previously disclosed amounts of lease revenue and income from leases not recognised as revenue by €78 million (2022: €85 million) and €10 million (2022: €9 million), respectively. See note 7 'Discontinued operations and assets held for sale' for more information.
2 The committed operating lease payments as of 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations, decreasing the previously disclosed total amounts by €51 million (2022: €54 million). See note 7 'Discontinued operations and assets held for sale' for more information.

Notes to the consolidated financial statements (continued)

21. Borrowings

The Group's sources of borrowing for funding and liquidity purposes come from a range of committed bank facilities and through short-term and long-term issuances in the capital markets including bond and commercial paper issues and bank loans. Liabilities arising from the Group's lease arrangements are also reported in borrowings; see note 20 'Leases'. We manage the basis on which we incur interest on debt between fixed interest rates and floating interest rates depending on market conditions using interest rate derivatives. The Group enters into foreign exchange contracts to mitigate the impact of exchange rate movements on certain monetary items.

Accounting policies

Interest-bearing loans and overdrafts are initially measured at fair value (which is equal to cost at inception), and are subsequently measured at amortised cost, using the effective interest rate method. Where they are identified as a hedged item in a designated fair value hedge relationship, fair value adjustments are recognised in accordance with our policy (see note 22 'Capital and financial risk management'). Any difference between the proceeds net of transaction costs and the amount due on settlement or redemption of borrowings is recognised over the term of the borrowing.

Borrowings

	2024 €m	2023 €m
Non-current borrowings		
Bonds	39,451	39,512
Bank loans	402	487
Lease liabilities (note 20)	7,416	10,318
Other borrowings[1]	1,059	1,352
	48,328	**51,669**
Current borrowings		
Bonds	1,292	4,604
Bank loans	365	308
Lease liabilities (note 20)	2,256	3,046
Collateral liabilities	2,628	4,886
Bank borrowings secured against Indian assets	1,720	1,485
Other borrowings[1]	398	392
	8,659	**14,721**
Borrowings	**56,987**	**66,390**

Note:
1   Includes €862 million (2023: €1,140 million) and €158 million (2023: €196 million) of licence and spectrum fees payable in non-current and current borrowings respectively.

The fair value of the Group's financial liabilities held at amortised cost approximate to fair value with the exception of long-term bonds with a carrying value of €39,451 million (2023: €39,512 million) which have a fair value of €35,885 million (2023: €35,044 million). Fair value is based on level 1 of the fair value hierarchy using quoted market prices.

The Group's current borrowings also include €1,720 million (2023: €1,485 million) of bank borrowings that are secured against the Group's shareholdings in Indus Towers and Vodafone Idea (see note 12 'Investments in Associates and Joint Ventures' for further details of these assets) and will be repaid through the realisation of proceeds from those assets. This arrangement contains an embedded derivative option which has been separately fair valued and is presented within derivative assets in current assets (see note 14 'Trade and other receivables').

The Group's borrowings, which include certain bonds that have been designated in hedge relationships, are carried at €1,229 million higher (2023: €1,282 million higher) than their euro equivalent redemption value. In addition, where bonds are issued in currencies other than euros, the Group has entered into foreign currency swaps to fix the euro cash outflows on redemption. The impact of these swaps is not reflected in borrowings and would decrease the euro equivalent redemption value of the bonds by €1,559 million (2023: €1,440 million).

Commercial paper programmes

The Group currently have US and euro commercial paper programmes of US$15 billion (€13.9 billion) and €10 billion respectively which are available to be used to meet short-term liquidity requirements. At 31 March 2024 both programmes remained undrawn.

The commercial paper facilities were supported by US$4.0 billion (€3.7 billion) and €4.1 billion of syndicated committed bank facilities. No amounts had been drawn under these facilities.

Bonds

We have two €30 billion euro medium-term note programmes and a US shelf programme which are used to meet medium to long-term funding requirements. At 31 March 2024 the total amounts in issue under these programmes split by currency were US$19.7 billion, €15.0 billion, £4.1 billion, AUS$0.5 billion, HKD$2.1 billion, NOK2.2 billion, CHF0.7 billion and JPY10.0 billion.

At 31 March 2024 the Group had bonds outstanding with a nominal value equivalent to €39.5 billion. During the year ended 31 March 2024, bonds with a nominal value of €0.8 billion and £0.5 billion (€0.6 billion) were issued utilising the euro medium-term note programme. During the year bonds with nominal value €1.6 billion and US$0.3 billion (€0.3 billion) were re-purchased and bonds with a nominal value €1.8 billion and US$ 1.3 billion (€1.2 billion) matured.

Bonds mature between 2024 and 2063 (2023: 2023 and 2063) and have interest rates between 0.375% and 8% (2023: 0.375% and 7.875%).

Mandatory convertible bonds

In March 2023 the Group concluded the last remaining share buybacks related to its mandatory convertible bonds ('MCBs') issuances, for which the last outstanding tranche had matured during 2022. As at 31 March 2024, no further MCBs or related instruments remain outstanding.

Treasury shares

The Group held a maximum of 1,825,624,610 (2023: 1,825,691,429) of its own shares during the year which represented 6.3% (2023: 6.3%) of issued share capital at that time.

Notes to the consolidated financial statements (continued)

22. Capital and financial risk management

This note details the treasury management and financial risk management objectives and policies, as well as the exposure and sensitivity of the Group to credit, liquidity, interest and foreign exchange risk, and the policies in place to monitor and manage these risks.

Accounting policies

Financial instruments

Financial assets and financial liabilities, in respect of financial instruments, are recognised on the Group's consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by the Group are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that provides a residual interest in the assets of the Group after deducting all of its liabilities and includes no obligation to deliver cash or other financial assets. The accounting policies adopted for specific financial liabilities and equity instruments are set out below.

Derivative financial instruments and hedge accounting

The Group's activities expose it to the financial risks of changes in foreign exchange rates and interest rates which it manages using derivative financial instruments. The use of financial derivatives is governed by the Group's policies approved by the Board of Directors, which provide written principles on the use of financial derivatives consistent with the Group's risk management strategy. The Group does not use derivative financial instruments for speculative purposes.

The Group designates certain derivatives as:

— hedges of the change in fair value of recognised assets and liabilities ('fair value hedges');

— hedges of highly probable forecast transactions or hedges of foreign currency or interest rate risks of firm commitments ('cash flow hedges'); or

— hedges of net investments in foreign operations.

Derivative financial instruments are initially measured at fair value on the contract date and are subsequently re-measured to fair value at each reporting date. Changes in values of all derivatives of a financing nature are included within investment income and financing costs in the income statement unless designated in an effective cash flow hedge relationship or a hedge of a net investment in foreign operations when the effective portion of changes in value are deferred to other comprehensive income. Hedge effectiveness is determined at the inception of the hedge relationship, and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. For fair value hedges, the carrying value of the hedged item is also adjusted for changes in fair value for the hedged risk, with gains and losses recognised in the income statement.

Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting. When hedge accounting is discontinued, any gain or loss recognised in other comprehensive income at that time remains in equity and is recognised in the income statement when the hedged transaction is ultimately recognised in the income statement.

For cash flow hedges, when the hedged item is recognised in the income statement, amounts previously recognised in other comprehensive income and accumulated in equity for the hedging instrument are reclassified to the income statement. However, when the hedged transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognised in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability. If a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognised immediately in the income statement.

For net investment hedges, gains and losses accumulated in other comprehensive income are included in the income statement when the foreign operation is disposed of.

Capital management

The following table summarises the capital of the Group at 31 March:

	2024 €m	2023 €m
Borrowings (note 21)	56,987	66,390
Cash and cash equivalents (note 19)	(6,183)	(11,705)
Derivative financial instruments included in trade and other receivables (note 14)	(4,226)	(6,124)
Derivative financial instruments included in trade and other payables (note 15)	1,524	1,422
Short-term investments (note 13)	(3,225)	(4,305)
Collateral assets (note 13)	(741)	(239)
Financial liabilities under put option arrangements	–	485
Equity	60,998	64,483
Capital	**105,134**	**110,407**

The Group's policy is to borrow centrally using a mixture of long-term and short-term capital market issues and borrowing facilities to meet anticipated funding requirements. These borrowings, together with cash generated from operations, are loaned internally or contributed as equity to certain subsidiaries.

Dividends from joint ventures and associates and to non-controlling shareholders
Dividend policies within shareholder agreements for certain of the Group's associates and joint ventures give the Group certain rights to receive dividends but are generally paid at the discretion of the Board of Directors or shareholders. We do not have existing obligations to pay dividends to non-controlling interest partners of our subsidiaries. The amount of dividends received and paid in the year are disclosed in the consolidated statement of cash flows.

Sale of trade receivables
During the year, the Group sold certain trade receivables to a number of financial institutions. Whilst there are no repurchase obligations in respect of these receivables, the Group provided credit guarantees which would only become payable if default rates were significantly higher than historical rates. The credit guarantee is not considered substantive and substantially all risks and rewards associated with the receivables passed to the purchaser at the date of sale, therefore the receivables were derecognised. The maximum payable under the guarantees at 31 March 2024 was €1,929 million (2023: €1,927 million). No provision has been made in respect of these guarantees as the likelihood of a cash outflow has been assessed as remote.

Supplier financing arrangements
The Group offers suppliers the opportunity to use supply chain financing ('SCF'). SCF allows suppliers that decide to use it to receive funding earlier than the invoice due date. At 31 March 2024, the financial institutions that run the SCF programmes had purchased €2.2 billion (2023: €2.4 billion) of outstanding supplier invoices, principally from larger suppliers. The Group does not provide any financial guarantees to the financial institutions under this programme and continues to cash settle supplier payables in accordance with their contractual terms. As such, the programme does not change the Group's net debt, trade payable balances or cash flows.

The Group evaluates supplier arrangements against a number of indicators to assess if the payable continues to hold the characteristics of a trade payable or should be classified as borrowings; these indicators include whether the payment terms exceed the shorter of customary payment terms in the industry or 180 days. At 31 March 2024, none of the payables subject to supplier financing arrangements met the criteria to be reclassified as borrowings.

Financial risk management

The Group's treasury function centrally manages the Group's funding requirement, net foreign exchange exposure, interest rate management exposures and counterparty risk arising from investments and derivatives. Treasury operations are conducted within a framework of policies and guidelines authorised and reviewed by the Board, most recently in March 2024. A treasury risk committee comprising of the Group's Chief Financial Officer, Group General Counsel and Company Secretary, Group Corporate Finance Director, Group Treasury Director and Group Director of Financial Controlling and Operations meets three times a year to review treasury activities and its members receive management information relating to treasury activities on a quarterly basis. The Group's Internal Auditor reviews the internal control environment regularly.

Notes to the consolidated financial statements (continued)

No bonds issued by the Group or the Revolving Credit Facilities are subject to financial covenant ratios. Approximately €32 billion (2023: €35 billion) of issued bonds have a change of control clause. The Group uses derivative instruments for currency and interest rate risk management purposes that are transacted by specialist treasury personnel. The Group mitigates banking sector credit risk by the use of collateral support agreements.

The Group's financial risk management policies seek to reduce the Group's exposure to any future disruption to financial markets, including any future impacts from global economic and political uncertainty and other macro economic events.

The Group has combined cash and cash equivalent and short-term investments of €9.4 billion, providing significant headroom over short-term liquidity requirements. Additionally the Group maintains undrawn revolving credit facilities of €7.8 billion euro equivalent. As at 31 March 2024 and after hedging, substantially all the Group's borrowings are held on a fixed interest basis, mitigating exposure to interest rate risk. The Group has no significant currency exposures other than positions in economic hedging relationships. The Group's credit risk under financing activities is spread across a portfolio of highly rated institutions to reduce counterparty exposures and derivative balances are substantially all collateralised. The Group's operating activities result in customer credit risk, for which provisions for expected credit losses are recognised.

Credit risk

Credit risk is the risk that a counterparty will not meet its obligations under a financial asset leading to a financial loss for the Group. The Group is exposed to credit risk from its operating activities and from its financing activities, the Group considers its maximum exposure to credit risk at 31 March to be:

	2024 €m	2023 €m
Cash and bank deposits (note 19)	4,168	3,924
Money market funds (note 19)	2,015	7,781
Managed investment funds (note 13)	2,024	2,967
Bonds and debt securities (note 13)	2,142	2,337
Collateral assets (note 13)	741	239
Other investments (note 13)	1,126	2,473
Derivative financial instruments (note 14)	4,226	6,124
Trade receivables (note 14)[1]	5,513	6,158
Contract assets and other receivables (note 14)	4,067	4,353
Financial Guarantees[2]	2,038	3,381
	28,060	**39,737**

Note:

1 Includes amounts guaranteed under sales of trade receivables €1,929 million (2023: €1,927 million).

2 Principally comprises Vodafone Group Plc's guarantee of the Group's share in a multicurrency loan facility, amounting to US$1 billion and €0.6 billion (2023: US$1.75 billion), which forms part of its overall joint venture investment in TPG Telecom Ltd. The Group's share of these loan balances is included in the net investment in joint venture (see note 12 'Investments in associates and joint arrangements'). Financial guarantees also includes INR42.5 billion (2023: INR42.5 billion) in relation to the secondary pledge over shares owned by Vodafone Group in Indus Towers (see note 29 'Contingent liabilities and legal proceedings').

Expected credit loss

The Group has financial assets classified and measured at amortised cost and fair value through other comprehensive income that are subject to the expected credit loss model requirements of IFRS 9. Cash and bank deposits and certain other investments are both classified and measured at amortised cost and subject to impairment requirements. However, the identified expected credit loss is considered to be immaterial.

Information about expected credit losses for trade receivables and contract assets can be found under 'Operating activities' on page 195.

Financing activities

The Group invests in government securities on the basis they generate a fixed rate of return and are amongst the most creditworthy of investments available.

Investments are made in accordance with established internal treasury policies which dictate the scaled maximum exposure permissible in relation to an investment's long-term credit rating. The Group invests in AAA unsecured money market mutual funds, where the investment is limited to 10% of each fund; A to AAA government securities, both directly and through money market mutual funds; and has two managed investment funds that hold securities with an average credit quality of AA.

In respect of financial instruments used by the Group's treasury function, the aggregate credit risk the Group may have with one counterparty is limited by reference to the long-term credit ratings assigned for that counterparty by Moody's, Fitch Ratings and Standard & Poor's. Furthermore, collateral support agreements reduce the Group's exposure to counterparties who must post collateral when there is value due to the Group under outstanding derivative contracts that exceeds a contractually agreed threshold amount. When value is due to the counterparty the Group is required to post collateral on identical terms. Such cash collateral is adjusted daily as necessary.

In the event of any default, ownership of the collateral would revert to the respective holder at that point. Detailed below is the value of the cash collateral, which is reported within current borrowings, held by the Group at 31 March:

	2024 **€m**	2023 €m
Collateral liabilities	2,628	4,886

In addition, as discussed in note 29 'Contingent liabilities and legal proceedings', the Group has covenanted to provide security in favour of the trustee of the Vodafone Group UK Pension Scheme in respect of the funding deficit in the scheme and pledged security in relation to the Indus Towers merger. The Group has also pledged cash as collateral against derivative financial instruments as disclosed in note 13 'Other investments'.

Operating activities

Customer credit risk is managed by the Group's business units which each have policies, procedures and controls relating to customer credit risk management. Outstanding trade receivables and contract assets are regularly reviewed to monitor any changes in credit risk with concentrations of credit risk considered to be limited given that the Group's customer base is large and unrelated. The Group applies the simplified approach and records lifetime expected credit losses for trade receivables and contract assets. Expected credit losses are measured using historical cash collection data for periods of at least 24 months wherever possible and grouped into various customer segments based on product or customer type. The historical loss rates are adjusted where macroeconomic factors, for example changes in interest rates or unemployment rates, or other commercial factors are expected to have a significant impact when determining future expected credit loss rates. For trade receivables the expected credit loss provision is calculated using a provision matrix, in which the provision increases as balances age, and for receivables paid in instalments and contract assets a weighted loss rate is calculated to reflect the period over which the amounts become due for payment by the customer. Trade receivables and contract assets are written off when each business unit determines there to be no reasonable expectation of recovery and enforcement activity has ceased.

Movements in the allowance for expected credit losses during the year were as follows:

	Contract assets		Trade receivables held at amortised cost		Trade receivables held at fair value through other comprehensive income	
	2024 **€m**	Re-presented[1] 2023 €m	**2024** **€m**	Re-presented[1] 2023 €m	**2024** **€m**	Re-presented[1] 2023 €m
1 April	**78**	**83**	**1,149**	**1,342**	**71**	**108**
Exchange movements	(1)	(3)	(41)	(72)	1	1
Amounts charged to credit losses on financial assets	96	128	419	360	82	17
Transfer of assets held for sale	(31)	6	(324)	256	(16)	2
Other[2]	(122)	(136)	(438)	(737)	(60)	(57)
31 March	**20**	**78**	**765**	**1,149**	**78**	**71**

Notes:
1 The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 'Discontinued operations and assets held for sale' for more information.
2 Primarily utilisation of the provision by way of write-off.

Expected credit losses are presented as net credit losses on financial assets within operating profit and subsequent recoveries of amounts previously written off are credited against the same line item.

The majority of the Group's trade receivables are due for maturity within 90 days and largely comprise amounts receivable from consumers and business customers. The table below presents information on trade receivables past due[1] and their associated expected credit losses:

		Trade receivables at amortised cost past due				
31 March 2024	Due €m	30 days or less €m	31–60 days €m	61–180 days €m	180 days+ €m	Total €m
Gross carrying amount	2,199	347	122	308	638	3,614
Expected credit loss allowance	(52)	(56)	(26)	(111)	(520)	(765)
Net carrying amount	2,147	291	96	197	118	2,849

		Trade receivables at amortised cost past due				
31 March 2023	Due €m	30 days or less €m	31–60 days €m	61–180 days €m	180 days+ €m	Total €m
Gross carrying amount	2,465	599	163	329	957	4,513
Expected credit loss allowance	(67)	(64)	(50)	(173)	(831)	(1,185)
Net carrying amount	2,398	535	113	156	126	3,328

Note:
1 Contract assets relate to amounts not yet due from customers. These amounts will be reclassified as trade receivables before they become due. Trade receivables at fair value through other comprehensive income are not materially past due.

Notes to the consolidated financial statements (continued)

Liquidity risk

Liquidity is reviewed daily on at least a 12 month rolling basis and stress tested on the assumption that any commercial paper outstanding matures and is not reissued. The Group maintains substantial cash and cash equivalents which at 31 March 2024 amounted to cash €6.2 billion (2023: €11.7 billion) and undrawn committed facilities of €8.0 billion (2023: €8.0 billion), principally US dollar and euro revolving credit facilities of US$4.0 billion (€3.7 billion) and €4.1 billion and which mature in 2028 and 2029 respectively. The Group manages liquidity risk on non-current borrowings by maintaining a varied maturity profile with a cap on the level of debt maturity in any one calendar year, therefore minimising refinancing risk. Non-current borrowings mature between 1 and 39 years.

The maturity profile of the anticipated future cash flows including interest in relation to the Group's non-derivative financial liabilities on an undiscounted basis which, therefore, differs from both the carrying value and fair value, is as follows:

Maturity profile[1]	Bank loans €m	Bonds €m	Lease liabilities €m	Other[2] €m	Total borrowings €m	Trade payables and other financial liabilities[3] €m	Total €m
Within one year	365	2,871	2,603	4,747	10,586	10,891	21,477
In one to two years	140	5,860	1,984	247	8,231	128	8,359
In two to three years	27	5,608	1,599	245	7,479	–	7,479
In three to four years	91	2,310	1,461	226	4,088	–	4,088
In four to five years	161	3,437	1,129	422	5,149	–	5,149
In more than five years	72	40,826	2,366	277	43,541	–	43,541
	856	60,912	11,142	6,164	79,074	11,019	90,093
Effect of discount/financing rates	(89)	(20,169)	(1,470)	(359)	(22,087)	(7)	(22,094)
31 March 2024	**767**	**40,743**	**9,672**	**5,805**	**56,987**	**11,012**	**67,999**
Within one year	308	6,234	3,452	6,764	16,758	15,370	32,128
In one to two years	235	3,070	2,574	423	6,302	51	6,353
In two to three years	110	5,725	2,200	259	8,294	–	8,294
In three to four years	18	5,500	1,981	258	7,757	–	7,757
In four to five years	70	2,212	1,810	233	4,325	–	4,325
In more than five years	128	42,325	3,240	599	46,292	–	46,292
	869	65,066	15,257	8,536	89,728	15,421	105,149
Effect of discount/financing rates	(74)	(20,950)	(1,893)	(421)	(23,338)	(3)	(23,341)
31 March 2023	**795**	**44,116**	**13,364**	**8,115**	**66,390**	**15,418**	**81,808**

Notes:
1   Maturities reflect contractual cash flows applicable except in the event of a change of control or event of default, upon which lenders have the right, but not the obligation, to request payment within 30 days. This also applies to undrawn committed facilities. There is no debt that is subject to a material adverse change clause. Where there is a choice of contractual cash flow dates, principally on 'hybrid bonds', the expected settlement date is used.
2   Includes spectrum licence payables with maturity profile €153 million (2023: €196 million) within one year, €187 million (2023: €170 million) in one to two years, €187 million (2023: €199 million) in two to three years, €187 million (2023: €199 million) in three to four years, €187 million (2023: €199 million) in four to five years and €276 million (2023: €587 million) in more than five years. Also includes €2,628 million (2023: €4,886 million) in relation to cash received under collateral support agreements shown within 1 year.
3   Includes financial liabilities under put option arrangements and non-derivative financial liabilities presented within trade and other payables.

The maturity profile of the Group's financial derivatives (which include interest rate swaps, cross-currency interest rate swaps and foreign exchange swaps) using undiscounted cash flows, is as follows:

	2024			2023		
	Payable[1] €m	Receivable[1] €m	Total €m	Payable[1] €m	Receivable[1] €m	Total €m
Within one year	(7,181)	7,886	705	(17,845)	18,527	682
In one to two years	(4,984)	5,466	482	(3,534)	4,055	521
In two to three years	(5,496)	5,910	414	(4,028)	4,441	413
In three to four years	(2,457)	2,909	452	(2,186)	2,567	381
In four to five years	(3,451)	4,020	569	(2,265)	2,681	416
In more than five years	(40,415)	46,561	6,146	(38,494)	44,586	6,092
	(63,984)	72,752	8,768	(68,352)	76,857	8,505
Effect of discount/financing rates			(6,066)			(3,803)
Financial derivative net receivable			**2,702**			**4,702**

Note:
1   Payables and receivables are stated separately in the table above where cash settlement is on a gross basis.

Market risk

Interest rate management

Under the Group's interest rate management policy, interest rates on long-term monetary assets and liabilities are principally maintained on a fixed rate basis.

At 31 March 2024 and after hedging, substantially all of our outstanding liabilities are held on a fixed interest rate basis in accordance with treasury policy.

For each one hundred basis point rise in market interest rates for all currencies in which the Group had borrowings at 31 March 2024 there would be an increase in profit before tax by €13 million (2023: €27 million) including mark to market revaluations of interest rate and other derivatives and the potential interest on cash and short-term investments. There would be no material impact on equity.

At 31 March 2024, the Group had limited exposure through interest rate derivatives and floating rate bonds referencing LIBOR and other interbank offered rates (IBORs).

Foreign exchange management

As Vodafone's primary listing is on the London Stock Exchange its share price is quoted in sterling. Since the sterling share price represents the value of its future multi-currency cash flows, principally in euro, South African rand and sterling, the Group maintains the currency of debt and interest charges in proportion to its expected future principal cash flows and has a policy to hedge external foreign exchange risks on transactions denominated in other currencies above a certain de minimis level.

At 31 March 2024 6% of net debt was denominated in currencies other than euro (4% South African rand and 2% other). This allows South African rand to be serviced in proportion to expected future cash flows and therefore provides a partial economic hedge against income statement translation exposure.

Under the Group's foreign exchange management policy, foreign exchange transaction exposure in Group companies is generally maintained at the lower of €5 million per currency per month or €15 million per currency over a six month period.

The Group recognises foreign exchange movements in equity for the translation of net investment hedging instruments and balances treated as investments in foreign operations. However, there is no net impact on equity for exchange rate movements on net investment hedging instruments as there would be an offset in the currency translation of the foreign operation. At 31 March 2024 the Group held financial liabilities in a net investment hedge against the Group's South African rand operations. Sensitivity to foreign exchange movements on the hedging liabilities, analysed against a strengthening of the South African rand by 10% (2023: 12%) would result in a decrease in equity of €154 million (2023: €267 million) which would be fully offset by foreign exchange movements on the hedged net assets. In addition, cash flow hedges of principally US dollar borrowings would result in an increase in equity of €73 million (2023: €204 million) against a strengthening of US dollar by 3% (2023: 5%).

The Group income statement is exposed to foreign exchange risk from both the generation of profits and losses in currencies other than euro and from the translation of balance sheet items not held in functional currency.

The following table details the Group's sensitivity to foreign exchange risk. The percentage movement applied to the currency is based on the average movements in the previous three annual reporting periods.

	2024 €m	2023 €m
Increase/ (decrease) in Profit before taxation		
EGP 43% change (2023: 27%)	191	116
TRY 54% change (2023: 43%)	104	33
ZAR 10% change (2023: 12%)	60	87
GBP 2% change (2023: 3%)	(50)	(46)

Equity risk

As noted on page 201, the Group has an embedded derivative option with valuation inputs that include the quoted share prices for Indus Towers and Vodafone Idea. The Group's sensitivity to a 40% increase / decrease in the combined share price input to the option valuation model would result in a decrease / increase in profit before tax of €19 million / €137 million (2023: €116m / €445 million). The percentage sensitivity applied is based on the 12month volatility of the combined share prices.

There is no material equity risk relating to the Group's equity investments which are detailed in note 13 'Other investments'.

Notes to the consolidated financial statements (continued)

Risk management strategy of hedge relationships

The risk strategies of the designated cash flow, fair value, and net investment hedges reflect the above market risk strategies.

The objective of the cash flow hedges is principally to convert foreign currency denominated fixed rate borrowings in US dollar, pound sterling, Australian dollar, Swiss franc, Hong Kong dollar, Japanese yen, Norwegian krona and US dollar floating rate borrowings into euro fixed rate borrowings and hedge the foreign exchange spot rate and interest rate risk. There are also cash flow hedges of certain subsidiary expenditure not denominated in functional currency of the entity, to hedge foreign exchange spot risk. Derivative financial instruments designated in cash flow hedges are cross-currency interest rate swaps and foreign exchange swaps and forwards. The swap maturity dates and liquidity profiles of the nominal cash flows match those of the underlying borrowings and exposures.

The objective of the net investment hedges is to hedge foreign exchange risk in foreign operations. Derivative financial instruments designated in net investment hedges are cross-currency interest rate swaps and foreign exchange swaps. The hedging instruments are rolled on an ongoing basis as determined by the nature of the business.

Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument.

For hedges of foreign currency denominated borrowings and investments, the Group uses a combination of cross-currency and foreign exchange swaps to hedge its exposure to foreign exchange risk and interest rate risk and enters into hedge relationships where the critical terms of the hedging instrument match with the terms of the hedged item. Therefore the Group expects a highly effective hedging relationship with the swap contracts and the value of the corresponding hedged items to change systematically in the opposite direction in response to movements in the underlying exchange rates and interest rates. The Group therefore performs a qualitative assessment of effectiveness. If changes in circumstances affect the terms of the hedged item such that the critical terms no longer match with the critical terms of the hedging instrument, the Group uses the hypothetical derivative method to assess effectiveness.

Hedge ineffectiveness may occur due to:

a) The fair value of the hedging instrument on the hedge relationship designation date if the fair value is not nil;

b) Changes in the contractual terms or timing of the payments on the hedged item; and

c) A change in the credit risk of the Group or the counterparty with the hedging instrument.

The hedge ratio for each designation will be established by comparing the quantity of the hedging instrument and the quantity of the hedged item to determine their relative weighting; for all of the Group's existing hedge relationships the hedge ratio has been determined as 1:1.

The fair values of the derivative financial instruments are calculated by discounting the future cash flows to net present values using appropriate market rates and foreign currency rates prevailing at 31 March. The valuation basis is level 2 of the fair value hierarchy. This classification comprises items where fair value is determined from inputs other than quoted prices that are observable for the asset and liability, either directly or indirectly. Derivative financial assets and liabilities are included within trade and other receivables and trade and other payables in the statement of financial position.

The following table represents the carrying values and nominal amounts of derivatives in a continued hedge relationship as at 31 March.

At 31 March 2024	Nominal amounts €m	Carrying value assets €m	Carrying value liabilities €m	Other comprehensive income: Opening balance 1 April 2023 €m	Other comprehensive income: (Gain)/ Loss deferred to OCI €m	Other comprehensive income: Gain/(Loss) recycled to financing costs €m	Other comprehensive income: Closing balance 31 March 2024[1] €m	Weighted average: Maturity year	Weighted average: FX rate	Weighted average: Euro interest rate %
Cash flow hedges - foreign currency risk[2]										
Cross-currency and foreign exchange swaps:										
- US dollar bonds	16,756	2,689	188	(2,709)	1,775	124	(810)	2039	1.18	3.29
- Australian dollar bonds	288	–	2	(21)	14	(6)	(13)	2027	1.56	1.57
- Swiss franc bonds	624	80	–	(3)	(22)	15	(10)	2026	1.08	1.57
- Pound sterling bonds	4,771	45	362	(37)	244	126	333	2043	0.86	4.05
- Hong Kong dollar bonds	233	20	–	(5)	2	3	–	2028	9.08	1.92
- Japanese yen bonds	78	–	11	(12)	15	(9)	(6)	2037	128.53	2.47
- Norwegian krona bonds	241	–	47	(12)	13	(6)	(5)	2026	9.15	1.12
- Foreign exchange forwards[3]	287	–	42	(34)	(15)	7	(42)	2024	29.88	–
Cash flow hedges - foreign currency and interest rate risk[2]										
Cross currency swaps - US dollar bonds	–	–	–	(11)	11	–	–	–	–	–
Net investment hedge - foreign exchange risk[4]										
Cross currency and foreign exchange swaps - South African rand investment	1,505	176	–	952	(54)	–	898	2026	17.81	2.19
	24,783	**3,010**	**652**	**(1,892)**	**1,983**	**254**	**345**			

At 31 March 2023	Nominal amounts €m	Carrying value assets €m	Carrying value liabilities €m	Other comprehensive income: Opening balance 1 April 2022 €m	Other comprehensive income: (Gain)/ Loss deferred to OCI €m	Other comprehensive income: Gain/(Loss) recycled to financing costs €m	Other comprehensive income: Closing balance 31 March 2023[1] €m	Weighted average: Maturity year	Weighted average: FX rate	Weighted average: Euro interest rate %
Cash flow hedges - foreign currency risk[2]										
Cross-currency and foreign exchange swaps hedging:										
- US dollar bonds	17,690	4,456	–	(1,484)	(2,321)	1,096	(2,709)	2038	1.18	3.14
- Australian dollar bonds	288	13	–	(5)	31	(47)	(21)	2027	1.56	1.57
- Swiss franc bonds	624	58	–	20	(43)	20	(3)	2026	1.08	1.26
- Pound sterling bonds	4,195	61	152	109	6	(152)	(37)	2044	0.86	3.15
- Hong Kong dollar bonds	233	22	–	7	(17)	5	(5)	2028	9.08	1.48
- Japanese yen bonds	78	3	–	2	(9)	(5)	(12)	2037	128.53	2.47
- Norwegian krona bonds	241	–	34	3	17	(32)	(12)	2026	9.15	1.12
- Foreign exchange forwards[3]	383	–	34	(69)	34	1	(34)	2023	18.92	–
Cash flow hedges - foreign currency and interest rate risk[2]										
Cross currency swaps - US dollar bonds	417	49	–	(1)	(20)	10	(11)	2023	1.17	1.07
Net investment hedge - foreign exchange risk[4]										
Cross currency and foreign exchange swaps - South African rand investment	2,004	96	–	1,133	(181)	–	952	2025	18.23	1.83
	26,153	**4,758**	**220**	**(285)**	**(2,503)**	**896**	**(1,892)**			

Notes:
1 Fair value movement deferred into other comprehensive income includes €251 million loss (2023: €383 million loss) and €10 million gain (2023: €17 million gain) of foreign currency basis outside the cash flow and net investment hedge relationships respectively.
2 For cash flow hedges, the movement in the hypothetical derivative (hedged item) mirrors that of the hedging instrument. Hedge ineffectiveness of the swaps designated in a cash flow hedge during the period was €67 million (2023: €nil).
3 Includes euro and US dollar forward contracts against Turkish lira to hedge foreign currency forecast expenditures in local markets. Notional amounts of €166 million (2023: €259 million) and $130 million or €121 million equivalent (2023: $134 million or €124 million equivalent) with weighted average exchange rates of 29.68 (2023: 18.36) and 30.15 (2023: 20.07) respectively to Turkish lira.
4 Hedge ineffectiveness of swaps designated in a net investment hedge during the period was €nil (2023: €nil).

The carrying value of bonds includes an additional €710 million loss (2023: €776 million loss) in relation to fair value of other bonds previously designated in fair value hedge relationships.

Notes to the consolidated financial statements (continued)

Changes in assets and liabilities arising from financing activities

	Borrowings €m	Derivative assets and liabilities €m	Financial liabilities under put options €m	Other liabilities €m	Assets and liabilities arising from financing activities €m
31 March 2023	**66,390**	**(4,702)**	**485**	**103**	**62,276**
Cash movements					
Proceeds from issuance of long-term borrowings	1,533	–	–	–	1,533
Repayment of borrowings[1]	(10,106)	–	–	–	(10,106)
Net movement in short-term borrowings	(1,636)	–	–	–	(1,636)
Net movement in derivatives	–	144	–	–	144
Interest paid[1]	(2,531)	272	(17)	(54)	(2,330)
Purchase of treasury shares	–	–	–	–	–
Other	–	–	(493)	–	(493)
Non-cash movements					
Fair value movements	–	2,233	–	–	2,233
Foreign exchange	61	(231)	–	1	(169)
Interest costs[2]	2,766	(395)	13	56	2,440
Lease additions	3,915	–	–	–	3,915
Transfer of assets and liabilities held for sale	(3,455)	(23)	–	(1)	(3,479)
Other	50	–	12	–	62
31 March 2024	**56,987**	**(2,702)**	**–**	**105**	**54,390**

	Borrowings €m	Derivative assets and liabilities €m	Financial liabilities under put options €m	Other liabilities €m	Assets and liabilities arising from financing activities €m
1 April 2022	**70,092**	**(2,954)**	**494**	**1,498**	**69,130**
Cash movements					
Proceeds from issuance of long-term borrowings	4,071	–	–	–	4,071
Repayment of borrowings[1]	(13,538)	–	–	–	(13,538)
Net movement in short-term borrowings	3,172	–	–	–	3,172
Net movement in derivatives	–	261	–	–	261
Interest paid[1]	(2,444)	590	(18)	(79)	(1,951)
Purchase of treasury shares	–	–	–	(1,867)	(1,867)
Other	–	–	(12)	–	(12)
Non-cash movements					
Fair value movements	–	(1,688)	–	–	(1,688)
Foreign exchange	(44)	(350)	–	(20)	(414)
Interest costs[2]	2,657	(561)	21	(113)	2,004
Lease additions	7,652	–	–	–	7,652
Acquisition and disposal of subsidiaries	(5,243)	–	–	–	(5,243)
Other[3]	15	–	–	684	699
31 March 2023	**66,390**	**(4,702)**	**485**	**103**	**62,276**

Note:
1   Includes €1,136 million (2023: €3,037 million) in Repayment of borrowings and €103 million (2023: €136 million) in Interest paid that are presented within Cash outflows from discontinued operations in the Consolidated statement of cash flows.
2   Includes €111 million (2023: €103 million) of Interest costs presented within Discontinued operations in the Consolidated income statement.
3   Movement in Other liabilities primarily relate to share buyback programmes.

Fair value and carrying value information

The carrying value and valuation basis of the Group's financial assets are set out in notes 13 'Other investments', 14 'Trade and other receivables' and 19 'Cash and cash equivalents'. For all financial assets held at amortised cost the carrying values approximate fair value except as disclosed in note 13 'Other investments'.

The carrying value and valuation basis of the Group's financial liabilities are set out in notes 15 'Trade and other payables' and 21 'Borrowings'. The carrying values approximate fair value for the Group's trade payables and other payables categories. For other financial liabilities a comparison of fair value and carrying value is disclosed in note 21 'Borrowings'.

Level 3 financial instruments

The Group's borrowings include €1,720 million (2023: €1,485 million) of bank borrowings that are secured against the Group's shareholdings in Indus Towers and Vodafone Idea (see note 12 'Investments in Associates and Joint Ventures' for further details of these assets) and will be repaid through the realisation of proceeds from those assets. This arrangement contains an embedded derivative option which has been separately fair valued. The 31 March 2024 valuation of the embedded derivative asset of €22 million (2023: €198 million) is presented within derivative assets in current assets (see note 14 'Trade and other receivables').

A Black Scholes model for European put options has been used as a valuation model and primarily uses market inputs (quoted share prices and volatilities for Indus Towers and Vodafone Idea) along with a strike price equal to the amount payable under the loan. The valuation includes an unobservable adjustment to reflect the potential timeframe to settle the loan and has been modelled using a range of potential durations up to 30 September 2025 (2023: September 2024). As a result of this unobservable adjustment, the option is classified as a level 3 instrument under the fair value hierarchy. An increase/(decrease) in durations applied of 6 months would increase/(decrease) the derivative asset by €31 million/(€7 million) (2023: €141million/(€115 million)).

Net financial instruments

The table below shows the Group's financial assets and liabilities that are subject to offset in the balance sheet and the impact of enforceable master netting or similar agreements.

| | | | | Related amounts not set off in the balance sheet | | |
At 31 March 2024	Gross amount €m	Amount set off €m	Amounts presented in balance sheet €m	Right of set off with derivative counterparties €m	Collateral (liabilities)/assets[1] €m	Net amount €m
Derivative financial assets	4,226	–	4,226	(899)	(2,628)	699
Derivative financial liabilities	(1,524)	–	(1,524)	899	741	116
Total	**2,702**	**–**	**2,702**	**–**	**(1,887)**	**815**

| | | | | Related amounts not set off in the balance sheet | | |
At 31 March 2023	Gross amount €m	Amount set off €m	Amounts presented in balance sheet €m	Right of set off with derivative counterparties €m	Collateral (liabilities)/assets[1] €m	Net amount €m
Derivative financial assets	6,124	–	6,124	(910)	(4,886)	328
Derivative financial liabilities	(1,422)	–	(1,422)	910	239	(273)
Total	**4,702**	**–**	**4,702**	**–**	**(4,647)**	**55**

Note:
1 Excludes non-cash collateral of €370 million (2023: €nil) which is not recognised on balance sheet but which would become payable to the Group in the event of a counterparty default on the related derivative financial assets.

Financial assets and liabilities are offset and the net amount reported in the consolidated balance sheet when there is a legally enforceable right to offset the recognised amounts and there is an intention to settle on a net basis or realise the asset and settle the liability simultaneously. Derivative financial instruments that do not meet the criteria for offset could be settled net in certain circumstances under ISDA ('International Swaps and Derivatives Association') agreements where each party has the option to settle amounts on a net basis in the event of default from the other. Collateral may be offset and net settled against derivative financial instruments in the event of default by either party. The aforementioned collateral balances are recorded in notes 13 'Other investments' or 21 'Borrowings' respectively.

Notes to the consolidated financial statements (continued)

23. Directors and key management compensation

This note details the total amounts earned by the Company's Directors and members of the Executive Committee.

Directors

Aggregate emoluments of the Directors of the Company were as follows:

	2024 €m	2023 €m	2022 €m
Short-term remuneration	8	6	7
Long-term incentive schemes[1]	1	3	2
	9	**9**	**9**

Note:
1 Relates to share-based payments.

No Directors serving during the year exercised share options in the year ended 31 March 2024 (2023: None; 2022: None).

Key management compensation

Aggregate compensation for key management, being the Directors and members of the Executive Committee, was as follows:

	2024 €m	2023 €m	2022 €m
Short-term employee benefits	27	25	28
Share-based payments	7	12	8
	34	**37**	**36**

24. Employees

This note shows the average number of people employed by the Group during the year, in which areas of our business our employees work and where they are based. It also shows total employment costs.

	2024 Employees	Re-presented[1] 2023 Employees	Re-presented[1] 2022 Employees
By activity			
Operations	15,707	15,808	15,404
Selling and distribution	22,928	24,676	25,499
Customer care and administration	57,647	57,619	56,038
	96,282	**98,103**	**96,941**
By segment			
Germany	15,115	15,242	15,256
UK	9,640	9,312	9,198
Other Europe	11,441	14,189	15,106
Africa	13,578	13,633	13,556
Turkey[2]	3,126	3,688	3,753
Vantage Towers	–	753	502
Common Functions	34,273	31,561	29,611
	87,173	**88,378**	**86,982**
Discontinued operations	9,109	9,725	9,959
Total	**96,282**	**98,103**	**96,941**

The cost incurred in respect of these employees (including Directors) was:

	2024 €m	Re-presented[1] 2023 €m	Re-presented[1] 2022 €m
Wages and salaries	4,674	4,384	3,923
Social security costs	497	468	449
Other pension costs (note 25 'Post employment benefits')	217	212	138
Share-based payments (note 26 'Shared-based payments')	110	128	110
	5,498	**5,192**	**4,620**
Discontinued operations	748	650	714
Total	**6,246**	**5,842**	**5,334**

Notes:
1 The results for the years ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 'Discontinued operations and assets held for sale' for more information.
2 This segment was previously named Other Markets and the comparative period includes the results of Vodafone Ghana which, as previously reported, was sold in February 2023. Other Markets has been re-named to Turkey because this segment comprised only Vodafone Turkey in the year ended 31 March 2024.

Notes to the consolidated financial statements (continued)

25. Post employment benefits

The Group operates a number of Defined Benefit and Defined Contribution retirement plans for our employees. The Group's largest defined benefit plan is in the UK. For further details see 'Critical accounting judgements and key sources of estimation uncertainty' in note 1 'Basis of preparation'.

Accounting policies

For defined benefit retirement plans, the difference between the fair value of the plan assets and the present value of the plan liabilities is recognised as an asset or a liability on the consolidated statement of financial position. Defined benefit plan liabilities are assessed using the projected unit funding method and applying the principal actuarial assumptions at the reporting period date. Assets are valued at market value.

Actuarial gains and losses are taken to the consolidated statement of comprehensive income for defined benefit plans or consolidated income statement for cash leaver plans as incurred. For this purpose, actuarial gains and losses comprise both the effects of changes in actuarial assumptions and experience adjustments arising from differences between the previous actuarial assumptions and what has actually occurred. The return on plan assets, in excess of interest income, and costs incurred for the management of plan assets are also taken to other comprehensive income.

Other movements in the net surplus or deficit are recognised in the consolidated income statement, including the current service cost, any past service cost and the effect of any settlements. The interest cost less the expected interest income on assets is also charged to the consolidated income statement. The amount charged to the consolidated income statement in respect of these plans is included within operating costs or in the Group's share of the results of equity accounted operations, as appropriate.

The Group's contributions to defined contribution pension plans are charged to the consolidated income statement as they fall due.

Background

At 31 March 2024 the Group operated a number of retirement plans for the benefit of its employees throughout the world, with varying rights and obligations depending on the conditions and practices in the countries concerned. The Group's philosophy is to provide access to defined contribution retirement plans where feasible and to manage legacy defined benefit retirement arrangements. Defined benefit plans provide benefits based on the employees' length of pensionable service and their final pensionable salary or other criteria. Defined contribution plans offer employees individual funds that are converted into benefits at the time of retirement.

The Group operates defined benefit plans in Germany, India, Ireland, Italy[1], the UK, the United States and defined benefit indemnity plans in Greece and Turkey. Defined contribution plans are currently provided in Egypt, Germany, Greece, India, Ireland, Italy[1], Portugal, South Africa, Spain[1] and the UK.

Income statement expense/(income)

	2024 €m	Re-presented[1] 2023 €m	Re-presented[1] 2022 €m
Defined contribution plans	183	175	167
Defined benefit plans	34	37	(29)
Total amount charged to income statement (note 24)	**217**	**212**	**138**

Note:
1   The defined contribution plan results for the years ended 31 March 2023 and 31 March 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations, decreasing both the previously disclosed defined contribution plans' expense and the total amount charged to the income statement by €32 million and €30 million respectively. The results of the defined benefit plans have not been re-presented as such impacts are immaterial. See note 7 'Discontinued operations and assets held for sale' for more information.

Defined benefit plans

The Group's retirement policy is to provide competitive pension provision, in each operating country, in line with the market median for that location. The Group's preferred retirement provision is focused on Defined Contribution arrangements and/or State provision for future service.

The Group's main defined benefit funding liability is the Vodafone UK Group Pension Scheme ('Vodafone UK plan'). Since June 2014 the Vodafone UK plan has consisted of two segregated sections: the Vodafone Section and the Cable & Wireless Section ('CWW Section'). Both sections are closed to new entrants and to future accrual. The Group also operates smaller funded and unfunded plans in the UK, funded and unfunded plans in Germany and a funded plan in Ireland. Defined benefit pension provision exposes the Group to actuarial risks such as longer than expected longevity of participants, lower than expected return on investments and higher than expected inflation, which may increase the liabilities or reduce the value of assets of the plans.

The main defined benefit plans are administered by trustee boards which are legally separate from the Group and consist of representatives who are employees, former employees or are independent from the Group. The trustee boards of the pension plans are required by legislation to act in the best interest of the participants, set the investment strategy and contribution rates and are subject to statutory funding regimes.

The Vodafone UK plan is registered as an occupational pension plan with HM Revenue and Customs ('HMRC') and is subject to UK legislation and operates within the framework outlined by the Pensions Regulator. UK legislation requires that pension plans are funded prudently and that valuations are undertaken at least every three years. Separate valuations are required for the Vodafone Section and CWW Section.

The trustees obtain regular actuarial valuations to check whether the statutory funding objective is met and whether a recovery plan is required to restore funding to the level of the agreed technical provisions. The 31 March 2022 triennial actuarial valuation for the Vodafone Section and CWW Section of the Vodafone UK plan showed a net surplus of £248 million (€290 million) on the funding basis, comprising of a £97 million (€113 million) surplus for the Vodafone Section and a £151 million (€177 million) surplus for the CWW Section. No further contributions are due in respect of the Vodafone UK plan at this time. The next actuarial valuation has an effective date of 31 March 2025.

These plan-specific actuarial valuations differ to the IAS 19 'Employee Benefits' accounting basis, which is used to measure pension assets and liabilities presented in the Group's consolidated statement of financial position.

Funding plans are individually agreed for each of the Group's other defined benefit plans with the respective trustees or governing board, taking into account local regulatory requirements. It is expected that ordinary contributions of €29 million will be paid into the Group's defined benefit plans during the year ending 31 March 2025. The Group has also provided certain guarantees in respect of the Vodafone UK plan; further details are provided in note 29 'Contingent liabilities and legal proceedings' to the consolidated financial statements.

The investment strategy for the UK plans is controlled by the trustees in consultation with the Group and the plans have no direct investments in the Group's equity securities or in property or other assets currently used by the Group. The allocation of assets between different classes of investment is reviewed regularly and is a key factor in the trustee investment policy. The trustees aim to achieve the plan's investment objectives through investing partly in a diversified mix of growth assets which, over the long term, are expected to grow in value by more than the low-risk assets. The low-risk assets include cash and gilts, inflation and interest rate hedging and in-substance insured pensioner annuity policies in both the Vodafone Section and CWW Sections of the Vodafone UK plan and an insured pensioner annuity policy in the Vodafone Ireland Pension Plan. A number of investment managers are appointed to promote diversification by assets, organisation and investment style and current market conditions and trends are regularly assessed, which may lead to adjustments in the asset allocation.

The key risks in relation to the Vodafone UK plan are set out below, alongside a summary of the steps taken to mitigate each risk.

Risk description	Mitigation
Investment strategy risk Underperformance of the investment strategy relative to the changes in the Vodafone UK Plan's liabilities, which are sensitive to interest rates and inflation, potentially leading to shortfalls in meeting pension obligations.	The plan adopts a liability driven investment framework, by investing in assets that aim to match the characteristics of the Vodafone UK Plan's liabilities. This can help to hedge the risk of future changes in interest rate and inflation and also reduce balance sheet volatility.
Longevity risk Pensions paid by the Vodafone UK Plan are guaranteed for life, and, therefore, if members are expected to live longer, the liabilities increase.	The Vodafone UK Plan's funding targets include a margin for prudence to reflect uncertainty in future life expectancy. Both sections of the Vodafone UK Plan have pensioner annuity policies which help reduce exposure to changes in longevity. Longevity risk is also monitored by the trustees on a regular basis through its risk management framework.
Regulatory risk Changes in pension regulations and accounting standards can impact the Group's pension obligations and reporting requirements.	There is open communication with the trustees and advisors of the Vodafone UK Plan to understand the impact of any changes in regulation and to proactively address potential resulting risks.

Actuarial assumptions

The Group's plan liabilities are measured using the projected unit credit method using the principal actuarial assumptions set out below:

	2024 %	2023 %	2022 %
Weighted average actuarial assumptions used at 31 March[1]			
Rate of inflation[2]	2.9	3.0	3.3
Rate of increase in salaries[3]	3.0	3.0	3.1
Discount rate	4.5	4.5	2.5

Notes:
1 Figures shown represent a weighted average assumption of the individual plans. The current year weighted averages do not include Vodafone Italy's defined benefit plan assumptions. See note 7 'Discontinued operations and assets held for sale' for more information.
2 The rate of increase in pensions in payment and deferred revaluation are dependent on the rate of inflation.
3 Relates only to schemes open to future accrual primarily in Germany, Ireland and India.

Notes to the consolidated financial statements (continued)

25. Post employment benefits (continued)

Mortality assumptions used are based on recommendations from the individual local actuaries which include adjustments for the experience of the Group where appropriate. The Group's largest plan is the Vodafone UK plan. Life expectancies assumed for the UK plans are 22.6/24.3 years (2023: 22.8/24.7 years) for a male/female pensioner currently aged 65 years and 23.6/25.4 years (2023: 23.7/25.5 years) from age 65 for a male/female non-pensioner member currently aged 40.

Charges made to the consolidated income statement and consolidated statement of comprehensive income ('SOCI') on the basis of the assumptions stated above are shown in the table below.

	2024 €m	2023 €m	2022 €m
Current service cost	42	44	38
Net past service credit[1]	–	–	(71)
Net interest (income)/charge	(8)	(7)	4
Total net cost/(credit) included within staff costs	**34**	**37**	**(29)**
Actuarial losses/(gains) recognised in the SOCI	77	213	(627)

Notes:
1 In the year ended 31 March 2022, a change in Germany relating to the provision of death and disability benefits effective from 1 April 2021 resulted in a past service credit of €49 million and further net past service credits were recognised for the Vodafone UK plan relating to the offer of a pension increase exchange to all members at retirement and benefit clarifications.

Duration of the benefit obligations

The weighted average duration of the defined benefit obligation at 31 March 2024 is 15 years (2023: 16 years).

Fair value of the assets and present value of the liabilities of the plans

The amount included in the consolidated statement of financial position arising from the Group's obligations in respect of its defined benefit plans is as follows:

	Assets €m	Liabilities €m	Net surplus €m
1 April 2022	**7,715**	**(7,441)**	**274**
Service cost	–	(44)	(44)
Interest income/(cost)	185	(178)	7
Return on plan assets excluding interest income	(2,475)	–	(2,475)
Actuarial gains arising from changes in demographic assumptions	–	186	186
Actuarial gains arising from changes in financial assumptions	–	2,293	2,293
Actuarial losses arising from experience adjustments	–	(217)	(217)
Employer cash contributions	42	–	42
Member cash contributions	15	(15)	–
Benefits paid	(216)	216	–
Exchange rate movements	(211)	224	13
Other movements	(8)	–	(8)
31 March 2023	**5,047**	**(4,976)**	**71**
Service cost	–	(42)	(42)
Interest income/(cost)	223	(215)	8
Return on plan assets excluding interest income	(102)	–	(102)
Actuarial gains arising from changes in demographic assumptions	–	72	72
Actuarial gains arising from changes in financial assumptions	–	30	30
Actuarial losses arising from experience adjustments	–	(77)	(77)
Employer cash contributions	41	–	41
Member cash contributions	15	(15)	–
Benefits paid	(173)	173	–
Exchange rate movements	104	(73)	31
Liabilities held for sale	–	51	51
Other movements	(7)	–	(7)
31 March 2024	**5,148**	**(5,072)**	**76**

The table below provides an analysis of the net surplus for the Group as a whole.

	2024 €m	2023 €m
Analysis of net surplus:		
Total fair value of plan assets	5,148	5,047
Present value of funded plan liabilities	(5,017)	(4,875)
Net surplus for funded plans	**131**	**172**
Present value of unfunded plan liabilities	(55)	(101)
Net surplus	**76**	**71**
Net surplus is analysed as:		
Assets[1]	257	329
Liabilities	(181)	(258)

Note:
1 Pension assets are deemed to be recoverable and there are no adjustments in respect of minimum funding requirements as economic benefits are available to the Group either in the form of future refunds or, for plans still open to benefit accrual, in the form of possible reductions in future contributions.

An analysis of net surplus is provided below for the Vodafone UK plan, which is a funded plan. As part of the merger of the Vodafone UK plan and the Cable and Wireless Worldwide Retirement Plan ('CWWRP') plan on 6 June 2014 the assets and liabilities of the CWW Section are segregated from the Vodafone Section and hence are reported separately below.

	CWW Section		Vodafone Section	
	2024 €m	2023 €m	2024 €m	2023 €m
Analysis of net surplus:				
Total fair value of plan assets	1,781	1,845	1,983	1,958
Present value of plan liabilities	(1,676)	(1,657)	(1,924)	(1,900)
Net surplus[1]	**105**	**188**	**59**	**58**

Note:
1 All net surpluses are reported as non-current assets in the consolidated statement of financial position.

Fair value of plan assets

	2024 €m	2023 €m
Cash and cash equivalents	52	27
Equity investments:		
With quoted prices in an active market	261	140
Without quoted prices in an active market	293	322
Debt instruments:		
With quoted prices in an active market	928	588
Without quoted prices in an active market	944	288
Property:		
With quoted prices in an active market	16	17
Without quoted prices in an active market	374	438
Derivatives:[1]		
Without quoted prices in an active market	1,040	1,791
Investment fund	580	782
Annuity policies		
With quoted prices in an active market	–	25
Without quoted prices	660	629
Total	**5,148**	**5,047**

Note:
1 Derivatives include collateral held in the form of cash. Assets are valued using 'level 2' inputs under IFRS 13 'Fair Value Measurement' principles and classified as unquoted accordingly.

The fair value of plan assets, which have been measured in accordance with IFRS 13 'Fair Value Measurement', are analysed by asset category above and are subdivided by assets that have a quoted market price in an active market and those that do not, such as investment funds. Where available, the fair values are quoted prices (e.g. listed equity, sovereign debt and corporate bonds). Unlisted investments without quoted prices in an active market (e.g. private equity) are included at values provided by the fund manager in accordance with relevant guidance. Other significant assets are valued based on observable inputs such as yield curves. The Vodafone UK plan annuity policies fully match the pension obligations of those pensioners insured and therefore are set equal to the present value of the related obligations. Investment funds of €580 million at 31 March 2024 (2023: €782 million) include investments in diversified alternative beta funds held in the Vodafone Section of the Vodafone UK plan.

The actual return on plan assets over the year to 31 March 2024 was a gain of €121 million (2023: €2,290 million loss).

Notes to the consolidated financial statements (continued)

Sensitivity analysis

Measurement of the Group's defined benefit retirement obligation is sensitive to changes in certain key assumptions. The sensitivity analysis below shows how a reasonably possible increase or decrease in a particular assumption would, in isolation, result in an increase or decrease in the present value of the defined benefit obligation as at 31 March 2024.

| | Rate of inflation | | Rate of increase in salaries | | Discount rate | | Life expectancy | |
	Decrease by 0.5% €m	Increase by 0.5% €m	Decrease by 0.5% €m	Increase by 0.5% €m	Decrease by 0.5% €m	Increase by 0.5% €m	Decrease by 1 year €m	Increase by 1 year €m
(Decrease)/increase in present value of defined benefit obligation[1]	(232)	250	(2)	3	362	(321)	(122)	122

Note:
1 The sensitivity analysis may not be representative of an actual change in the defined benefit obligation as it is unlikely that changes in assumptions would occur in isolation of one another. In presenting this sensitivity analysis, the change in the present value of the defined benefit obligation has been calculated on the same basis as prior years using the projected unit credit method at the end of the year, which is the same as that applied in calculating the defined benefit obligation liability recognised in the statement of financial position. The rate of inflation assumption sensitivity factors in the impact of changes to all assumptions relating to inflation including the rate of increase in salaries, pension increases and deferred revaluations.

26. Share-based payments

The Group has a number of share plans used to award shares to Executive Directors and employees as part of their remuneration package. A charge is recognised over the vesting period in the consolidated income statement to record the cost of these, based on the fair value of the award on the grant date.

Accounting policies

The Group issues equity-settled share-based awards to certain employees. Equity-settled share-based awards are measured at fair value (excluding the effect of non-market-based vesting conditions) at the date of grant. The fair value determined at the grant date of the equity-settled share-based award is expensed on a straight-line basis over the vesting period, based on the Group's estimate of the shares that will eventually vest and adjusted for the effect of non-market-based vesting conditions. A corresponding increase in additional paid-in capital is also recognised.

Some share awards have an attached market condition, based on total shareholder return ('TSR'), which is taken into account when calculating the fair value of the share awards. The valuation for the TSR is based on Vodafone's ranking within the same group of companies, where possible, over the past five years.

The fair value of awards of non-vested shares is a calculation of the closing price of the Company's shares on the day prior to the grant date, adjusted for the present value of the delay in receiving dividends where appropriate.

The maximum aggregate number of ordinary shares which may be issued in respect of share options or share plans will not (without shareholder approval) exceed:

— 10% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shares which have been allocated in the preceding ten year period under all plans; and

— 5% of the ordinary share capital of the Company in issue immediately prior to the date of grant, when aggregated with the total number of ordinary shares which have been allocated in the preceding ten year period under all plans, other than any plans which are operated on an all-employee basis.

Share options

Vodafone Sharesave Plan
Under the Vodafone Sharesave Plan UK staff may acquire shares in the Company through monthly savings of up to £375 over a three and/or five year period. The savings may then be used to purchase shares at the option price, which is set at the beginning of the invitation period at a discount of up to 20% to the then prevailing market price of the Company's shares.

Share plans

Vodafone Group executive plans
Under the Vodafone Global Incentive Plan awards of shares are granted to Directors and certain employees. The release of these shares is conditional upon continued employment and for some awards achievement of certain performance targets measured over a three year period.

Movements in outstanding ordinary share options

	Ordinary share options		
	2024 Millions	2023 Millions	2022 Millions
1 April	62	61	62
Granted during the year	63	50	20
Forfeited during the year	(1)	(2)	(2)
Exercised during the year	–	(8)	(1)
Expired during the year	(54)	(39)	(18)
31 March	**70**	**62**	**61**
Weighted average exercise price:			
1 April	£0.87	£1.02	£1.07
Granted during the year	£0.58	£0.83	£0.95
Forfeited during the year	£0.81	£1.02	£1.06
Exercised during the year	£1.06	£1.05	£1.17
Expired during the year	£0.82	£1.01	£1.10
31 March	**£0.66**	**£0.87**	**£1.02**

Summary of options outstanding

	31 March 2024			31 March 2023		
	Outstanding shares Millions	**Weighted average exercise price**	**Weighted remaining average contractual life Months**	Outstanding shares Millions	Weighted average exercise price	Weighted remaining average contractual life Months
Vodafone Group Sharesave Plan:						
£0.58 - £1.57	70	£0.66	31	62	£0.87	33

Share awards

Movements in non-vested shares are as follows:

	2024		2023		2022	
	Millions	**Weighted average fair value at grant date**	Millions	Weighted average fair value at grant date	Millions	Weighted average fair value at grant date
1 April	261	£1.14	270	£1.07	267	£1.20
Granted	177	£0.72	120	£1.17	113	£1.17
Vested	(76)	£1.17	(70)	£1.15	(68)	£1.44
Forfeited	(45)	£0.99	(59)	£0.89	(42)	£1.52
31 March	**317**	**£0.92**	**261**	**£1.14**	**270**	**£1.07**

Other information

The total fair value of shares vested during the year ended 31 March 2024 was £89 million (2023: £81 million; 2022: £98 million).

The compensation cost included in the consolidated income statement in respect of share options and share plans was €125 million (2023: €141 million; 2022: €119 million) which is comprised principally of equity-settled transactions.

The average share price for the year ended 31 March 2024 was 74.7 pence (2023: 108.2 pence; 2022: 122.1 pence).

Notes to the consolidated financial statements (continued)

27. Acquisitions and disposals

The note below provides details of acquisition and disposal transactions for the current year as well as those completed in the prior year. For further details see 'Critical accounting judgements and key sources of estimation uncertainty' in note 1 'Basis of preparation' to the consolidated financial statements.

Accounting policies

Business combinations

Acquisitions of subsidiaries are accounted for using the acquisition method. The cost of the acquisition is measured at the aggregate of the fair values at the date of exchange of assets given, liabilities incurred or assumed and equity instruments issued by the Group. Acquisition-related costs are recognised in the consolidated income statement as incurred. The acquiree's identifiable assets and liabilities are recognised at their fair values at the acquisition date, which is the date on which control is transferred to the Group. Goodwill is measured as the excess of the sum of the consideration transferred, the amount of any non-controlling interests in the acquiree and the fair value of the Group's previously held equity interest in the acquiree, if any, over the net amounts of identifiable assets acquired and liabilities assumed at the acquisition date. The interest of the non-controlling shareholders in the acquiree may initially be measured either at fair value or at the non-controlling shareholders' proportion of the net fair value of the identifiable assets acquired, liabilities and contingent liabilities assumed. The choice of measurement basis is made on an acquisition-by-acquisition basis.

Acquisition of interests from non-controlling shareholders

In transactions with non-controlling parties that do not result in a change in control, the difference between the fair value of the consideration paid or received and the amount by which the non-controlling interest is adjusted is recognised in equity.

Disposals

The difference between the carrying value of the net assets disposed of and the fair value of consideration received is recorded as a gain or loss on disposal. Foreign exchange translation gains or losses relating to subsidiaries, joint arrangements and associates that the Group has disposed of, and that have previously been recorded in other comprehensive income or expense, are also recognised as part of the gain or loss on disposal.

Other transactions with non-controlling shareholders in subsidiaries

The aggregate cash consideration in respect of other transactions with non-controlling shareholders in subsidiaries, net of cash acquired, is as follows:

	2024 €m	2023 €m
Cash consideration (paid)		
Vantage Towers	–	(667)
Other	(16)	(25)
	(16)	**(692)**

Vantage Towers

In the comparative period on 13 November 2022, the Group completed the purchase of 4.2% of Vantage Towers A.G. for cash consideration of €667 million which took its shareholding to 85.8%.

Disposals

The aggregate cash consideration in respect of the disposal of subsidiaries, net of cash disposed, is as follows:

	2024 €m	2023 €m
Cash consideration (paid)/received		
Vodafone Hungary	(4)	1,606
Vantage Towers	–	5,592
Other disposals during the period	–	2
Net cash disposed	(63)	(224)
	(67)	**6,976**

M-Pesa Holdings

On 28 September 2023 the Group sold M-Pesa Holding Company Limited ('MPHCL'), which holds funds on trust for M-Pesa customers, to Safaricom Plc for US$1. Balances included in the Group's consolidated statement of financial position at the date of disposal included cash of €63 million, together with short-term investments of €1,195 million and €1,156 million due to M-Pesa customers recorded within Other investments and Trade and other payables, respectively.

Vodafone Hungary

In the comparative period on 31 January 2023, the Group completed the sale of Vodafone Magyarország Zrt ('Vodafone Hungary') to 4iG Public Limited Company and Corvinus Zrt. The table below summarises the net assets disposed and the resulting loss on disposal of €69 million.

	€m
Goodwill	(441)
Other intangible assets	(521)
Property, plant and equipment	(516)
Inventory	(17)
Trade and other receivables	(206)
Cash and cash equivalents	(3)
Current and deferred taxation	13
Borrowings	106
Trade and other payables	163
Provisions	31
Net assets disposed	**(1,391)**
Cash proceeds	1,606
Foreign exchange recycled from Currency reserve on disposal	(284)
Net loss on disposal[1]	**(69)**

Notes:
1   Included in other income in the consolidated income statement in the year ended 31 March 2023.

Vantage Towers

In the comparative period on 22 March 2023, the Group completed the disposal of its interest in Vantage Towers A.G. to Oak Holdings 1 GmbH, the co-control partnership of Vodafone, GIP and KKR. Vodafone initially retained an interest of 64.2% in Oak Holdings 1 GmbH, which owns 89.3% of Vantage Towers A.G. The table below summarises the net assets disposed and the net gain on disposal as €8,607 million.

	€m
Goodwill	(3,448)
Other intangible assets	(294)
Property, plant and equipment	(4,882)
Investments in associates and joint ventures	(2,778)
Trade and other receivables	(292)
Cash and cash equivalants	(207)
Current and deferred taxation	61
Borrowings	4,916
Trade and other payables	658
Provisions	556
Net assets disposed	**(5,710)**
Non-controlling interests derecognised	807
Cash proceeds	5,592
Fair value of Investment in Oak Holdings 1 GmbH	8,634
Restriction of gain (note 20)[1]	(680)
Foreign exchange recycled from Currency reserve on disposal	(36)
Net gain on disposal[2]	**8,607**

Notes:
1   Related tax of €154 million is included in Income tax expense in the consolidated income statement in the year ended 31 March 2023.
2   €8,729 million included in other income and €122 million included in discontinued operations in the consolidated income statement in the year ended 31 March 2023 .

Vodafone Ghana

In the comparative period on 21 February 2023, the Group completed the sale of its 70% shareholding in Vodafone Telecommunications Company Limited ('Vodafone Ghana') to Telecel Group for consideration of €Nil. A net gain on disposal of €689 million was recorded within other income and expense in the consolidated income statement.

Other matters

Vodafone Egypt

In the comparative period on 13 December 2022, the Group announced it had completed the transfer of its 55% shareholding in Vodafone Egypt to its subsidiary, Vodacom Group Limited ('Vodacom'). Vodafone was issued with 242 million shares in Vodacom and received cash proceeds of €577 million in exchange for its 55% shareholding in Vodafone Egypt. Following completion, Vodafone's shareholding in Vodacom has increased from 60.5% to 65.1%.

Notes to the consolidated financial statements (continued)

28. Commitments

A commitment is a contractual obligation to make a payment in the future, mainly in relation to agreements to buy assets such as mobile devices, network infrastructure and IT systems and leases that have not commenced. These amounts are not recorded in the consolidated statement of financial position since we have not yet received the goods or services from the supplier.

Capital commitments

The amounts below are the minimum amounts that we are committed to pay.

	Group	
	2024 **€m**	2023 €m
Contracts placed for future capital expenditure not provided in the financial statements[1,2]	2,442	3,507

Note:
1 Commitment includes contracts placed for property, plant and equipment and intangible assets.
2 Includes €423 million (2023: €469 million) in respect of Vodafone Italy and Vodafone Spain, which are now reported as discontinued operations. See note 7 'Discontinued operations and assets held for sale' for more information.

Leases entered into by the Group but not commenced at 31 March 2024 are disclosed in note 20 'Leases'. Included in capital commitments is an amount of €nil (2023: €114 million) relating to spectrum acquisition commitments in Vodacom.

In March 2023, the Group entered into an agreement with Altice Luxembourg S.A. to create a joint venture, OXG Glasfaser Beteiligungs GmbH ('OXG'), with 50.0% shareholding held by each shareholder. Each shareholder is committed to contribute funding of up to €950 million to OXG for the deployment of fibre-to-the-home in Germany. During the year ended 31 March 2024, the Group provided €32 million of capital contributions to OXG. The remaining funding commitment of €918 million is expected to be contributed between 2024 and 2029. The amount and timing of the funding depends on the speed and size of the fibre deployment. The contribution can be in the form of free capital reserves, shareholder loan, loan notes or similar instruments as agreed by the shareholders.

29. Contingent liabilities and legal proceedings

Contingent liabilities are potential future cash outflows, where the likelihood of payment is considered more than remote, but is not considered probable or cannot be measured reliably.

	2024 **€m**	2023 €m
Performance and payment bonds[1]	1,399	1,307

Notes:
1 Performance bonds require the Group to make payments to third parties in the event that the Group does not perform what is expected of it under the terms of any related contracts or commercial arrangements.

UK pension schemes

The Group's main defined benefit plan is the Vodafone UK Group Pension Scheme ('Vodafone UK plan') which has two segregated sections, the Vodafone Section and the CWW Section, as detailed in note 25 'Post employment benefits'.

The Group has covenanted to provide security in favour of both the Vodafone Section and CWW Section when they are in a deficit position. The deficit is measured on a prescribed basis agreed between the Group and Trustee, which differs from the IAS 19 accounting basis or the funding basis per the triennial actuarial valuation reported in note 25 'Post employment benefits'. The Group provides surety bonds as the security.

The level of the security has varied since inception in line with the movement in the Vodafone UK plan deficit. As at 31 March 2024 the Vodafone UK plan retains security over €117 million (notional value) for the Vodafone Section and no security is currently required for the CWW Section. The security may be substituted either on a voluntary or mandatory basis. The Company has also provided two guarantees to the Vodafone Section of the Vodafone UK plan for a combined value up to €1.46 billion to provide security over the deficit under certain defined circumstances, including insolvency of the employers. The Company has also agreed a similar guarantee of up to €1.46 billion for the CWW Section.

An additional smaller UK defined benefit plan, the THUS Plc Group Scheme, has a guarantee from the Company for up to €117 million.

Vodafone Idea

As part of the agreement to merge Vodafone India and Idea Cellular in 2017, the parties agreed a mechanism for payments between the Group and Vodafone Idea Limited ('VIL') pursuant to the difference between the crystallisation of certain identified contingent liabilities in relation to legal, regulatory, tax and other matters, and refunds relating to Vodafone India and Idea Cellular. Cash payments or cash receipts relating to these matters must have been made or received by VIL before any amount becomes due from or owed to the Group. Any future payments by the Group to VIL as a result of this agreement would only be made after satisfaction of this and other contractual conditions. The Group's maximum potential exposure under this mechanism is capped at INR 64 billion (€713 million).

The final liability calculation date under the CLAM is 30 June 2025 and no further cash payments are considered probable from the Group as at 31 March 2024.

The carrying value of the Group's investment in VIL is €nil and the Group is recording no further share of losses in respect of VIL. The Group's potential exposure to liabilities within VIL is capped by the mechanism described above; consequently, contingent liabilities arising from litigation in India concerning the operations of Vodafone India are not reported.

Indus Towers

Under the terms of the Indus and Bharti Infratel merger in November 2020, a security package was agreed for the benefit of the newly created merged entity, Indus Towers, which could be invoked in the event that VIL was unable to make MSA payments. The remaining element of the security package is a secondary pledge over shares owned by Vodafone Group in Indus Towers, ranking behind Vodafone's existing lenders for the outstanding bank borrowings of €1.7 billion as at 31 March 2024 secured against Indian assets ('the bank borrowings'), with a maximum liability cap of INR 42.5 billion (€472 million). In the event of non-payment of relevant MSA obligations by VIL, Indus Towers would have recourse to any secondary pledged shares, after repayment of the bank borrowings in full, up to the value of the liability cap.

Legal Proceedings

The Group is currently involved in a number of legal proceedings, including inquiries from, or discussions with, government authorities that are incidental to its operations.

Legal proceedings where the Group considers that the likelihood of material future outflows of cash or other resources is more than remote are disclosed below. Where the Group assesses that it is probable that the outcome of legal proceedings will result in a financial outflow, and a reliable estimate can be made of the amount of that obligation, a provision is recognised for these amounts.

In all cases, determining the probability of successfully defending a claim against the Group involves the application of judgement as the outcome is inherently uncertain. The determination of the value of any future outflows of cash or other resources, and the timing of such outflows, involves the use of estimates. The costs incurred in complex legal proceedings, regardless of outcome, can be significant.

The Group is not involved in any material proceedings in which any of the Group's Directors, members of senior management or affiliates are either a party adverse to the Group or have a material interest adverse to the Group.

Tax cases

VISPL tax claims

Vodafone India Services Private Limited ('VISPL') is involved in a number of tax cases. The total value of the claims is approximately €468 million plus interest, and penalties of up to 300% of the principal.

Of the individual tax claims, the most significant is for approximately €238 million (plus interest of €672 million), which VISPL has been assessed as owing in respect of: (i) the sale of an international call centre by VISPL to Hutchison Telecommunications International Limited group ('HTIL'); and (ii) the acquisition of and/or the alleged transfer of options held by VISPL in Vodafone India Limited. Item (i) is subject to an indemnity by HTIL. Item (ii), which forms the largest part of the potential claim, is not subject to any indemnity. A stay of the tax demand was obtained following a deposit of INR 2,000 million (€22 million) being paid, and a corporate guarantee being provided by Vodafone International Holdings BV ('VIHBV') for the balance of tax assessed. On 8 October 2015, the Bombay High Court ruled in favour of Vodafone in relation to the options and the call centre sale. The Indian Tax Authority has appealed to the Supreme Court of India. The appeal hearing has been adjourned indefinitely. A claim in respect of the transfer pricing margin charged for the international call centre of HTIL prior to the 2007 transaction with Vodafone for HTIL assets in India has now been settled.

While there is some uncertainty as to the outcome of the remaining tax cases involving VISPL, the Group believes it has valid defences and does not consider it probable that a financial outflow will be required to settle these cases.

Netherlands tax case

Vodafone Europe BV ('VEBV') received assessments totalling €267 million of tax and interest from the Dutch tax authorities, who challenged the application of the arm's length principle in relation to various intra-group financing transactions. The Group entered into a guarantee for the full value of the assessments issued. VEBV appealed against these assessments to the District Court of the Hague where a hearing was held in March 2023. The District Court issued its judgement in July 2023, upholding VEBV's appeal in relation to the majority of issues and requiring the Dutch tax authorities to significantly reduce its assessments. VEBV and the Dutch tax authorities have since appealed the judgement. The appeal hearing date is not yet known but is expected to be before the end of 2024.

The Group continues to believe it has robust defences but has recorded a provision of €24 million for tax and interest, reflecting the Group's current view of the probable financial outflow required to fully resolve the issue and has reduced the guarantee to the same value.

Notes to the consolidated financial statements (continued)

29. Contingent liabilities and legal proceedings (continued)

Other cases in the Group

Germany: Kabel Deutschland takeover - class actions

The German courts have been determining the adequacy of the mandatory cash offer made to minority shareholders in Vodafone's takeover of Kabel Deutschland in 2013. Hearings took place in May 2019 and a decision was delivered in November 2019 in Vodafone's favour, rejecting all claims by minority shareholders. A number of shareholders appealed which was rejected by the court in December 2021. Several minority shareholders filed a further appeal before the Federal Court of Justice which was dismissed in April 2024.

Germany: price increase class action

In November 2023, the Verbraucherzentrale Bundesverband (Federation of German Consumer Organisations) initiated a class action against Vodafone Germany in the Hamm Higher Regional Court. Vodafone Germany implemented price increases of €5 per month for fixed lines services in 2023 in response to higher costs. The claim alleges that terms regarding price increases in the consumer contracts entered into by Vodafone Germany's customers up until August 2023 are invalid under German civil law and seeks reimbursement of the additional charges plus interest. Customers must enter their details onto the register of collective actions on the Federal Office of Justice website in order to participate in the claim. The register opened on 23 April 2024.

Whilst the Group intends to defend the claim, it is not able to determine the likelihood or estimate the amount of any possible financial loss at this early stage of the proceedings.

Germany: claims regarding transfer of data to credit agencies

Individual consumers are bringing claims against Vodafone Germany and/or the other national network operators alleging that information was passed to credit agencies up to February 2024 about contracts for mobile services without consumer consent. The claims seek damages of up to €5,000 per contract for GDPR (General Data Protection Regulation) infringement. As at 31 March 2024, Vodafone Germany had been notified of 316 claims filed in various regional courts. The other national network operators are facing similar claims.

The Group's position is that the transfer of data about the existence of a consumer contract (and not about payments in relation to the contract) to credit agencies is standard practice and justified for the purposes of fraud prevention. However, given the increasing volume of claims, Vodafone Germany has stopped this activity.

Although the outcome of these claims is uncertain and consequently it is not possible to estimate a potential financial loss, if any, at this stage, the Group believes it has valid defences and that no present obligation exists based on all available evidence.

Germany: investigation by federal data protection authority

In 2021, the BfDI (Federal Commissioner for Data Protection and Freedom of Information) started an investigation into potential breaches of the GDPR in relation to the systems used by Vodafone Germany's sales partners to manage customer data.

Vodafone Germany is working cooperatively with the authority to discuss the circumstances giving rise to these issues and is currently conducting settlement talks with the aim of reaching a constructive resolution of the proceedings. Under the GDPR the authority has the power to impose fines of up to 2% of the Group's annual revenue from the preceding financial year.

A provision immaterial to the financial statements has been recorded.

Italy: Iliad v Vodafone Italy

In July 2019, Iliad filed a claim for €500 million against Vodafone Italy in the Civil Court of Milan. The claim alleges anti-competitive behaviour in relation to customer portability and certain advertising campaigns by Vodafone Italy. The main hearing on the merits of the claim took place on 8 June 2021. On 17 April 2023, the Civil Court issued a judgement in Vodafone Italy's favour and rejected Iliad's claim for damages in full. Iliad filed an appeal before the Court of Appeal of Milan in June 2023. The appeal process is ongoing.

The Group is currently unable to estimate any possible loss in this claim in the event of an adverse judgement on appeal but, while the outcome is uncertain, the Group believes it has valid defences and that it is probable that no present obligation exists.

Greece: Papistas Holdings SA, Mobile Trade Stores (formerly Papistas SA) and Athanasios and Loukia Papistas v Vodafone Greece

In October 2019, Mr. and Mrs. Papistas, and companies owned or controlled by them, filed several claims against Vodafone Greece with a total value of approximately €330 million for purported damage caused by the alleged abuse of dominance and wrongful termination of a franchise arrangement with a Papistas company. Lawsuits which the Papistas claimants had previously brought against Vodafone Greece, including one also citing Vodafone Group Plc and certain Directors and officers of Vodafone as defendants, were either withdrawn or left dormant. Vodafone Greece filed a counter claim and all claims were heard in February 2020. All of the Papistas claims were rejected by the Athens Court of First Instance because the stamp duty payments required to have the merits of the case considered had not been made. Vodafone Greece's counter claim was also rejected. The Papistas claimants and Vodafone Greece each filed appeals. The appeal hearings took place on 23 February and 11 May 2023. Judgement has been received and the Court dismissed both of the appeals because the stamp duty payments had again not been made, except for one aspect of the proceedings which will be dealt with at a further hearing in February 2025. Whether the Papistas claimants will appeal the judgement is unknown as at the date of this report.

Vodafone is continuing vigorously to defend the claims and based on the progress of the litigation so far the Group believes that it is highly unlikely that there will be an adverse ruling for the Group. On this basis, the Group does not expect the outcome of these claims to have a material financial impact.

UK: Phones 4U in Administration v Vodafone Limited, Vodafone Group Plc and Others

In December 2018, the administrators of former UK indirect seller, Phones 4U, sued the three main UK mobile network operators ('MNOs'), including Vodafone, and their parent companies in the English High Court. The administrators alleged collusion between the MNOs to withdraw their business from Phones 4U thereby causing its collapse. The judge ordered that there should be a split trial between liability and damages. The first trial on liability took place from May to July 2022. On 10 November 2023, the High Court issued a judgement in Vodafone's favour and rejected Phones 4U's allegations that the defendants were in breach of competition law, consistent with Vodafone's previously stated position that a present obligation does not exist. Phones 4U has been granted permission to appeal the judgement from the Court of Appeal. The appeal hearing will take place in May 2025.

The Group intends to vigorously defend the appeal and is not able to estimate any possible loss in the event of an adverse judgement on appeal.

South Africa: Kenneth Makate v Vodacom (Pty) Limited

Mr Kenneth Makate, a former employee of Vodacom Pty Limited ('Vodacom South Africa'), started legal proceedings in 2008 claiming compensation for a business idea that led to the development of a service known as 'Please Call Me' ('PCM'). In July 2014, the Gauteng High Court ('the High Court') ruled that Mr Makate had proven the existence of a contract, but that Vodacom South Africa was not bound by that contract because the responsible director did not have authority to enter into such an agreement on Vodacom South Africa's behalf. The High Court and Supreme Court of Appeal ('the SCA') turned down Mr Makate's application for leave to appeal in December 2014 and March 2015, respectively.

In April 2016, the Constitutional Court of South Africa ('the Constitutional Court') granted leave to appeal and upheld Mr Makate's appeal. It found that Vodacom South Africa is bound by an agreement and ordered the parties to negotiate, in good faith, and agree a reasonable compensation amount payable to Mr Makate or, in the event of a deadlock, for the matter to be referred to Vodacom Group's Chief Executive Officer ('the CEO') for determination. Mr Makate's application for the aforementioned order to be varied from the determination of an amount to a compensation model based on a share of revenue, was dismissed by the Constitutional Court. In accordance with the Constitutional Court order, and after negotiations failed, the CEO issued his determination on 9 January 2019. However, the CEO's award of R47 million (€2 million) was rejected by Mr Makate, who subsequently brought an application in the High Court for judicial review against the CEO's determination and award.

The High Court, in a judgement delivered on 8 February 2022, set aside the CEO's determination and ordered him to reassess the amount employing a set of criteria which would have resulted in the payment of a higher compensation amount, for the benefit of Mr Makate, than that determined by the CEO. Vodacom South Africa appealed against the judgement and the order of the High Court to the SCA. The SCA heard the appeal on 9 May 2023 and its judgement was handed down on 6 February 2024. A majority of three judges, with a minority of two judges dissenting, dismissed the appeal and ruled that Mr Makate is entitled to be paid 5% - 7.5% of the total revenue of the PCM product from March 2001 to the date of the judgement, plus interest.

On 27 February 2024, Vodacom South Africa applied for leave to appeal the judgement and order of the SCA to the Constitutional Court, resulting in the suspension of the operation of the judgement and order of the SCA. Mr Makate is opposing Vodacom South Africa's application for leave to appeal. Vodacom South Africa is challenging the SCA's judgement and order on various grounds including, but not limited to the SCA ignoring the evidence placed before it on the computation of the quantum of compensation payable to Mr Makate, and the SCA issuing orders that are legally unenforceable.

The CEO's determination in 2019 amounted to R47 million (€2 million). The minority judgement of the SCA raised Mr Makate's compensation to approximately R186 million (€9 million), while the SCA majority judgement would entitle Mr Makate to a minimum compensation amount of R29 billion (€1.4 billion). Consequently, the range of the possible compensation outcomes in this matter is very wide.

The amount ultimately payable to Mr Makate is uncertain and will depend on the determination of the Constitutional Court to grant Vodacom South Africa's application for leave to appeal and, if granted, on the success of Vodacom South Africa's appeal against the judgement and order of the SCA, on the merits of the case. The Group is continuing to challenge the level of compensation payable to Mr Makate and a provision immaterial to the financial statements has been recorded.

Notes to the consolidated financial statements (continued)

29. Contingent liabilities and legal proceedings (continued)

UK: Mr Justin Gutmann v Vodafone Limited and Vodafone Group Plc

In November 2023, Mr Gutmann issued claims in the Competition Appeal Tribunal seeking permission, as a proposed class representative, to bring collective proceedings against the four UK MNOs and their respective parent companies. Vodafone Group Plc and Vodafone Limited are named defendants to one of the claims with an alleged value of £1.4 billion (approximately €1.6 billion), including interest. It is alleged that Vodafone and the other MNOs used their alleged market dominance to overcharge customers after the expiry of the minimum terms of certain mobile contracts (referred to as a 'loyalty penalty').

Taking into account all available evidence at this stage, the Group's assessment is that the allegations are without merit and it intends to defend the claim. The Group is currently unable to estimate any possible loss in regards to this issue but, while the outcome is uncertain, the Group believes it is probable that no present obligation exists.

30. Related party transactions

The Group has a number of related parties including joint arrangements and associates, pension schemes and Directors and Executive Committee members (see note 12 'Investments in associates and joint arrangements', note 25 'Post employment benefits' and note 23 'Directors and key management compensation').

Transactions with joint arrangements and associates

Related party transactions with the Group's joint arrangements and associates primarily comprise fees for the use of products and services including network airtime and access charges, fees for the provision of network infrastructure and cash pooling arrangements. No related party transactions have been entered into during the year which might reasonably affect any decisions made by the users of these consolidated financial statements except as disclosed below.

	2024 €m	2023 €m	2022 €m
Sales of goods and services to associates	25	20	20
Purchase of goods and services from associates	6	8	10
Sales of goods and services to joint arrangements	267	220	221
Purchase of goods and services from joint arrangements	932	263	298
Interest income receivable from joint arrangements[1]	52	52	48
Interest expense payable to joint arrangements[1]	239	33	52
Trade balances owed:			
by associates	19	7	
to associates	1	1	
by joint arrangements	190	170	
to joint arrangements	379	329	
Other balances owed by joint arrangements[1]	1,105	980	
Other balances owed to joint arrangements[2]	4,940	5,628	

Notes:
1 Amounts arise primarily through VodafoneZiggo and Oak Holdings 1 GmbH. Interest is paid/received in line with market rates.
2 Amounts are primarily in relation to leases of tower space from Oak Holdings 1 GmbH.

Dividends received from associates and joint ventures are disclosed in the consolidated statement of cash flows.

Transactions with Directors other than compensation

During the three years ended 31 March 2024 and as of 14 May 2024, no Director nor any other executive officer, nor any associate of any Director or any other executive officer, was indebted to the Group. During the three years ended 31 March 2024 and as of 14 May 2024, the Group has not been a party to any other material transaction, or proposed transactions, in which any member of the key management personnel (including Directors, any other executive officer, senior manager, any spouse or relative of any of the foregoing or any relative of such spouse) had or was to have a direct or indirect material interest.

31. Related undertakings

A full list of all of our subsidiaries, joint arrangements and associated undertakings is detailed below.

A full list of subsidiaries, joint arrangements and associated undertakings (as defined in the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulations 2008) as at 31 March 2024 is detailed below. No subsidiaries are excluded from the Group consolidation. Unless otherwise stated the Company's subsidiaries all have share capital consisting solely of ordinary shares and are indirectly held. The percentage held by Group companies reflect both the proportion of nominal capital and voting rights unless otherwise stated. Summarised financial information is provided in respect of the Group's most significant joint arrangements and associates in note 12 'Investments in associates and joint arrangements'.

Subsidiaries

A subsidiary is an entity directly or indirectly controlled by the Company. Control is achieved where the Company has existing rights that give it the current ability to direct the activities that affect the Company's returns and exposure or rights to variable returns from the entity. The results of subsidiaries acquired or disposed of during the year are included in the consolidated income statement from the effective date of acquisition or up to the effective date of disposal, as appropriate. Where necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies into line with those used by the Group. All intra-group transactions, balances, income and expenses are eliminated on consolidation. Non-controlling interests in the net assets of consolidated subsidiaries are identified separately from the Group's equity therein. Non-controlling interests consist of the amount of those interests at the date of the original business combination and the non-controlling shareholder's share of changes in equity since the date of the combination. Total comprehensive income is attributed to non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Company name	% of share class held by Group Companies	Share Class
Albania		
Autostrada Tirane-Durres, Rruga: "Pavaresia", Nr 61, Kashar, Tirana,Albania		
Vodafone Albania Sh.A	100.00	Ordinary shares
Rruga "Ibrahim Rugova", Sky Tower, Kati i 5, Hyrja 2, Tiranë, 1000, Albania		
_VOIS Albania Shpk.	100.00	Ordinary shares
Australia		
Mills Oakley, Level 7, 151 Clarence Street, Sydney NSW 2000, Australia		
Vodafone Enterprise Australia Pty Limited	100.00	Ordinary shares
Austria		
c/vo EvVodaersheds Sutherland Rechtsanwälte GmbH, Kärntner Ring 12, 3. Stock, 1010, Wien, Austria		
Vodafone Enterprise Austria GmbH	100.00	Quotas shares
Bahrain		
RSM Bahrain, 3rd floor Falcon Tower, Diplomatic Area, Manama, PO BOX 11816, Bahrain		
Vodafone Enterprise Bahrain W.L.L.	100.00	Ordinary shares
Belgium		
Malta House, rue Archimède 25, 1000 Bruxelles, Belgium		
Vodafone Belgium SA/NV	100.00	Ordinary shares
Brazil		
Av. Paulista, 37 – 4° andar, Sala 427, Bela Vista, CEP, 01311-902, São Paulo, Brazil		
Vodafone Empresa Brasil Telecomunicações Ltda	100.00	Ordinary shares
Rua Boa Vista, No. 254, room 1304 (parte), Centro, São Paulo, 01014907, Brazil		
Vodafone Serviços Empresariais Brasil Ltda.	100.00	Ordinary shares

Company name	% of share class held by Group Companies	Share Class
Bulgaria		
10 Tsar Osvoboditel Blvd., 3rd Floor, Spredets Region, Sofia, 1000, Bulgaria		
Vodafone Enterprise Bulgaria EOOD	100.00	Ordinary shares
Canada		
c/o ARC Information Services Inc., 3-84 Castlebury Crescent, Toronto ON M2H 1W8, Canada		
Vodafone Canada Inc.	100.00	Common shares
Cayman Islands		
One Nexus Way, Camana Bay, Grand Cayman, KY1-9005, Cayman Islands		
CGP Investments (Holdings) Limited	100.00	Ordinary shares
China		
Building 21, 11, Kangdin5g St., BDA, Beijing, 100176 – China		
Vodafone Automotive Technologies (Beijing) Co, Ltd	100.00	Ordinary shares
Level 9, Tower 2, China Central Place, Room 941, No.79 Jianguo Road, Chaoyang District, Beijing, 100025, China		
Vodafone Enterprise Communications Technical Service (Shanghai) Co., Ltd. Beijing Branch[2]	100.00	Branch
Room 1603, 16th Floor, 1200 Pudong Avenue, Free Trade Zone, Shanghai, China		
Vodafone Enterprise Communications Technical Service (Shanghai) Co., Ltd.	100.00	Ordinary shares
Congo, The Democratic Republic of the		
292 Avenue de La Justice, Commune de la Gombe, Kinshasa, The Democratic Republic of the Congo		
Vodacom Congo (RDC) SA[5]	33.20	Ordinary shares
Building Commimo II Ground Floor Right, 3157 Boulevard du 30 Juin, Commune de la Gombe, Kinshasa, DRC Congo, The Democratic Republic of the Congo		
Vodacash S.A[5]	33.20	Ordinary shares

Company name	% of share class held by Group Companies	Share Class
Cyprus		
Ali Rıza Efendi Caddesi No:33/A Ortaköy, Lefkoşa, Cyprus		
Vodafone Evde Operations Ltd	100.00	Ordinary shares
Vodafone Mobile Operations Limited	100.00	Ordinary shares
Czech Republic		
náměstí Junkových 2, Prague 5, 15500, Czech Republic		
Nadace Vodafone Česká Republika	100.00	Trustee
Oskar Mobil s.r.o.	100.00	Ordinary shares
Vodafone Czech Republic A.S.	100.00	Ordinary shares
Vodafone Enterprise Europe (UK) Limited – Czech Branch[2]	100.00	Branch
Praha 4, Závišova 502/5, 14000, Nusle, Czech Republic		
Závišova Real Estate, s.r.o.	100.00	Ordinary shares
Denmark		
c/o Lundgrens Advokatpartnerselskab, Tuborg Boulevard 12, 2900, Hellerup, Denmark		
Vodafone Enterprise Denmark A/S	100.00	Ordinary shares
Egypt		
37 Kasr El Nil St, 4th. Floor, Cairo, Egypt		
Starnet[5]	35.81	Ordinary shares
54 El Batal Ahmed Abed El Aziz, Mohandseen, Giza, Egypt		
Sarmady Communications[5]	35.81	Ordinary shares
Building no. 2109 "VHUB1", Smart Village, Cairo Alexandria, Egypt		
Vodafone International Services LLC[5]	100.00	Ordinary shares
Site No 15/3C, Central Axis, 6th October City, Egypt		
Vodafone Egypt Telecommunications S.A.E.[5]	35.82	Ordinary shares
Smart Village C3 Vodafone Building, Egypt		
Vodafone Data[5]	35.81	Ordinary shares
Vodafone Building Zahraa EL Maadi, Building A, Service Area D, Maadi, Cairo, Egypt		
Vodafone For Trading[5]	35.78	Ordinary shares

Notes to the consolidated financial statements (continued)

31. Related undertakings (continued)

Finland

c/o Eversheds Asianajotoimisto Oy, Fabianinkatu 29 B, Helsinki, 00100, Finland		
Vodafone Enterprise Finland Oy	100.00	Ordinary shares

France

1300 route de Cretes, Le WTC, Bat I1, 06560, Valbonne Soph, France		
Vodafone Automotive Telematics Development S.A.S	100.00	Ordinary shares
Le Belvédère, 1-7 cours Valmy, 92800, Puteaux, France		
Vodafone Automotive France S.A.S	100.00	Ordinary shares
Vodafone Enterprise France SAS	100.00	New euro shares
Rue Champollion, 22300, Lannion, France		
Apollo Submarine Cable System Ltd – French Branch[2]	100.00	Branch

Germany

Altes Forsthaus 2, 67661, Kaiserslautern, Germany		
TKS Telepost Kabel-Service Kaiserslautern GmbH[3]	100.00	Ordinary shares
Betastraße 6-8, 85774 Unterföhring, Germany		
Vodafone Customer Care GmbH[3]	99.99	Ordinary shares
Vodafone Deutschland GmbH	99.99	Ordinary shares
Buschurweg 4, 76870 Kandel, Germany		
Vodafone Automotive Deutschland GmbH	100.00	Ordinary shares
Ferdinand-Braun-Platz 1, 40549, Düsseldorf, Germany		
Vodafone Enterprise Germany GmbH	100.00	Ordinary A, shares, Ordinary B shares
Vodafone GmbH	100.00	Ordinary A shares, Ordinary B shares
Vodafone Group Services GmbH	100.00	Ordinary shares
Vodafone IoT Germany GmbH	100.00	Ordinary shares
Vodafone Institut für Gesellschaft und Kommunikation GmbH	100.00	Ordinary shares
Vodafone Stiftung Deutschland Gemeinnützige GmbH	100.00	Ordinary shares
Vodafone West GmbH	100.00	Ordinary shares
Friedrich-Wilhelm-Strasse 2, 38100, Braunschweig, Germany		
KABELCOM Braunschweig Gesellschaft Für Breitbandkabel-Kommunikation Mit Beschränkter Haftung[3]	99.99	Ordinary shares
Holzmarkt 1, 50676, Köln, North Rhine-Westphalia, Germany		
Grandcentrix GmbH	100.00	Ordinary shares
Nobelstrasse 55, 18059, Rostock, Germany		
"Urbana Teleunion" Rostock GmbH & Co.KG[3]	69.99	Ordinary shares
Seilerstrasse 18, 38440, Wolfsburg, Germany		
KABELCOM Wolfsburg Gesellschaft für Breitbandkabel-Kommunikation mit beschränkter Haftung[3]	99.99	Ordinary shares

Greece

12,5 km National Road Athens – Lamia, Metamorfosi / Athens, 14452, Greece		
Vodafone Innovus S.A	99.87	Ordinary shares
1-3 Tzavella str, 152 31 Halandri, Athens, Greece		
Fiber2All S.A.	99.87	Ordinary shares
Vodafone-Panafon Hellenic Teleco5mmunications Company S.A.	99.87	Ordinary shares
Pireos 163 & Ehelidon, Athens, 11854, Greece		
360 Connect S.A.	99.87	Ordinary shares

Guernsey

Martello Court, Admiral Park, St. Peter Port, GY1 3HB, Guernsey		
FB Holdings Limited	100.00	Ordinary shares
Le Bunt Holdings Limited	100.00	Ordinary shares
Silver Stream Investments Limited	100.00	Ordinary shares
Roseneath, The Grange, St Peter Port, GY1 2QJ, Guernsey		
VBA Holdings Limited[5]	65.10	Ordinary shares, Non-voting irredeemable non-cumulative preference shares
VBA International Limited[5]	65.10	Ordinary shares, Non-voting irredeemable non-cumulative preference shares

Hong Kong

Level 24, Dorset House, Taikoo Place, 979 King's Road, Quarry Bay, Hong Kong		
Vodafone Enterprise Hong Kong Ltd	100.00	Ordinary shares

Hungary

40-44 Hungaria Krt., Budapest, H-1087, Hungary		
VSSB Vodafone Szolgáltató Központ Budapest Zártkörűen Működő Részvénytársaság	100.00	Registered ordinary shares

India

10th Floor, Tower A&B, Global Technology Park, (Maple Tree Building), Marathahalli Outer Ring Road, Devarabeesanahalli Village, Varthur Hobli, Bengaluru, Karnataka, 560103, India		
Cable & Wireless Networks India Private Limited	100.00	Equity shares
Cable and Wireless (India) Limited – Branch[2]	100.00	Branch
Cable and Wireless Global (India) Private Limited	100.00	Equity shares
201-206, Shiv Smriti Chambers, 49/A, Dr. Annie Besant Road, Mumbai, Maharashtra, Worli, 400018, India		
Omega Telecom Holdings Private Limited	100.00	Equity shares
Vodafone India Services Private Limited	100.00	Equity shares
Business@Mantri, Tower B, Wing no – B1 & B2, 3rd Floor, S. No. – 197, Near Hotel Four Points, Lohegaon, Pune, Maharashtra, 411014, India		
Vodafone Global Services Private Limited	100.00	Equity shares
E-47, Bankra Super Market, Bankra, Howrah, West Bengal, 711403, India		
Usha Martin Telematics Limited	100.00	Equity shares

Ireland

2nd Floor, Palmerston House, Fenian Street, DUBLIN 2, Ireland		
Vodafone International Financing Designated Activity Company	100.00	Ordinary shares
38/39 Fitzwilliam Square West, Dublin 2, D02 NX53, Ireland		
Vodafone Enterprise Global Limited	100.00	Ordinary shares
Vodafone Global Network Limited	100.00	Ordinary shares
Mountainview, Leopardstown, Dublin 18, Ireland		
VF Ireland Property Holdings Limited	100.00	Ordinary euro shares
Vodafone Group Services Ireland Limited	100.00	Ordinary shares
Vodafone Ireland Limited	100.00	Ordinary shares
Vodafone Ireland Marketing Limited	100.00	Ordinary shares
Vodafone Ireland Retail Limited	100.00	Ordinary shares

Italy

Piazzale Luigi Cadorna, 4, 20123, Milano, Italy		
Vodafone Global Enterprise (Italy) S.R.L.	100.00	Ordinary shares
SS 33 del Sempione KM 35, 212, 21052 Busto Arsizio (VA), Italy		
Vodafone Automotive Italia S.p.A	100.00	Ordinary shares
Via Astico 41, 21100 Varese, Italy		
Vodafone Automotive Electronic Systems S.r.L	100.00	Ordinary shares
Vodafone Automotive SpA	100.00	Ordinary shares
Vodafone Automotive Telematics Srl	100.00	Ordinary shares
Via Jervis 13, 10015, Ivrea (TO), Italy		
VEI S.r.l.	100.00	Partnership interest shares
Vodafone Italia S.p.A.	100.00	Ordinary shares
Via Lorenteggio 240, 20147, Milan, Italy		
Vodafone Enterprise Italy S.r.L	100.00	Euro shares
Vodafone Gestioni S.p.A.	100.00	Ordinary shares
Vodafone IoT Italy, S.R.L.	100.00	Quotas shares
Vodafone Servizi E Tecnologie S.R.L.	100.00	Equity shares
IVia per Carpi 26/B, 42015, Correggio (RE), Italy		
VND S.p.A.	100.00	Ordinary shares

Japan

KAKiYa building, 9F, 2-7-17 Shin-Yokohama, Kohoku-ku, Yokoha-City, Kanagawa, 222-0033, Japan		
Vodafone Automotive Japan KK	100.00	Ordinary shares
The Executive Centre, Level 20, Shin Marunouchi Center Building, 1-6-2 Marunouchi, Chiyoda-ku, Tokyo, 100-0005, Japan		
Vodafone Enterprise U.K. – Japanese Branch[2]	100.00	Branch
Vodafone Global Enterprise (Japan) K.K.	100.00	Ordinary shares

Jersey

44 Esplanade, St Helier, JE4 9WG, Jersey

Vodafone International 2 Limited	100.00	Ordinary shares

Kenya

6th Floor, ABC Towers, ABC Place, Waiyaki Way, Nairobi, 00100, Kenya

Vodafone Kenya Limited[5]	69.46	Ordinary voting shares

The Riverfront, 4th floor, Prof. David Wasawo Drive, Off Riverside Drive, Nairobi, Kenya

Vodacom Business (Kenya) Limited[5]	52.08	Ordinary shares

Korea, Republic of

ASEM Tower level 37, 517 Yeongdong-daero, Gangnam-gu, Seoul, 135-798, Korea, Republic of

Vodafone Enterprise Korea Limited	100.00	Ordinary shares

Lesotho

585 Mabile Road, Vodacom Park, Maseru, Lesotho

Vodacom Lesotho (Pty) Limited[5]	52.08	Ordinary shares
VCL Financial Services (Pty) Ltd[5]	52.08	Ordinary shares

Luxembourg

15 rue Edward Steichen, Luxembourg, 2540, Luxembourg

Tomorrow Street GP S.à r.l.	100.00	Ordinary shares
Vodafone Enterprise Luxembourg S.A.	100.00	Ordinary euro shares
Vodafone International 1 S.à r.l.	100.00	Ordinary shares
Vodafone International M S.à r.l.	100.00	Ordinary shares
Vodafone Luxembourg S.à r.l.	100.00	Ordinary shares
Vodafone Procurement Company S.à r.l.	100.00	Ordinary shares
Vodafone Roaming Services S.à r.l.	100.00	Ordinary shares
Vodafone Services Company S.à r.l.	100.00	Ordinary shares

Malaysia

Suite 13.03, 13th Floor, Menara Tan & Tan, 207 Jalan Tun Razak, 50400 Kuala Lumpur, Malaysia

Vodafone Global Enterprise (Malaysia) Sdn Bhd	100.00	Ordinary shares

Malta

Portomaso Business Tower, Level 15B, St Julians, STJ 4011, Malta

Vodafone Holdings Limited	100.00	'A' Ordinary shares, 'B' Ordinary shares
Vodafone Insurance Limited	100.00	'A' Ordinary shares, 'B' Ordinary shares

Mauritius

10th Floor, Standard Chartered Towers, 19 Cybercity, Ebene, Mauritius, Mauritius

Mobile Wallet VM1[5]	65.10	Ordinary shares
Mobile Wallet VM2[5]	65.10	Ordinary shares
VBA (Mauritius) Limited[5]	65.10	Ordinary shares, Redeemable preference shares
Vodacom International Limited[5]	65.10	Ordinary shares, Non-Cumulative preference shares

Fifth Floor, Ebene Esplanade, 24 Bank Street, Cybercity, Ebene, Mauritius

Al-Amin Investments Limited	100.00	Ordinary shares
Array Holdings Limited	100.00	Ordinary shares
Asian Telecommunication Investments (Mauritius) Limited	100.00	Ordinary shares
CCII (Mauritius), Inc.	100.00	Ordinary shares
CGP India Investments Ltd.	100.00	Ordinary shares
Euro Pacific Securities Ltd.	100.00	Ordinary shares
Mobilvest	100.00	Ordinary shares
Prime Metals Ltd.	100.00	Ordinary shares
Trans Crystal Ltd.	100.00	Ordinary shares
Vodafone Mauritius Ltd.	100.00	Ordinary shares
Vodafone Telecommunications (India) Limited	100.00	Ordinary shares
Vodafone Tele-Services (India) Holdings Limited	100.00	Ordinary shares

Mexico

Avenida Insurgentes Sur No. 1647, Piso 12, despacho 1202, Colonia San José Insurgentes, Alcaldía Benito Juárez, C.P. 03900, Ciudad de México, Mexico

Vodafone Empresa México S.de R.L. de C.V.	100.00	Corporate certificate series A shares, Corporate certificate series B shares

Mozambique

Rua dos Desportistas, Numero 649, Cidade de Maputo, Mozambique

Vodacom Moçambique, SA[5]	55.33	Ordinary shares
Vodafone M-Pesa, S.A[5]	55.33	Ordinary shares

Netherlands

Rivium Quadrant 173, 15th Floor, 2909 LC, Capelle aan den IJssel, Netherlands

Vodafone Enterprise Netherlands B.V.	100.00	Ordinary shares
Vodafone Europe B.V.	100.00	Ordinary shares
Vodafone International Holdings B.V.	100.00	Ordinary shares

Zuid-hollanden 7, Rode Olifant, Spaces, 2596AL, den Haag, Netherlands

IoT. nxt USA BV[5]	42.31	Ordinary shares
IOT.NXT B.V.[5]	42.31	Ordinary shares
IoT.nxt EMENA B.V	42.31	Ordinary shares
IoT.nxt Europe BV[5]	42.31	Ordinary shares

New Zealand

74 Taharoto Road, Takapuna, Auckland, 0622, New Zealand

Vodafone Enterprise Hong Kong Limited – New Zealand Branch[2]	100.00	Branch

Norway

c/o EconPartner AS, Dronning Mauds gate 15, Oslo, 0250, Norway

Vodafone Enterprise Norway AS	100.00	Ordinary shares

Oman

Knowledge Oasis Muscat, Al-seeb, Muscat, Governorate P.O Box 104 135, Oman

Vodafone Services LLC	100.00	Shares

Poland

ul. Towarowa 28, 00-839, Warsaw, Poland

Vodafone Business Poland sp. z o.o.	100.00	Ordinary shares

Portugal

Av. D. João II, nº 36 – 8º Piso, 1998 – 017, Parque das Nações, Lisboa, Portugal

DABCO Portugal, Lda	80.20	Ordinary shares
Oni Way – Infocomunicacoes, S.A	100.00	Ordinary shares
Vodafone Enterprise Spain, S.L.U. – Portugal Branch[2]	100.00	Branch
Vodafone Portugal – Comunicacoes Pessoais, S.A.	100.00	Ordinary shares
Vodafone Solutions, Unipessoal LDA	100.00	Quotas shares
Vodafone IoT Portugal, Unipessoal Lda.	100.00	Ordinary shares

Notes to the consolidated financial statements (continued)

31. Related undertakings (continued)

Romania

1 A Constantin Ghercu Street, 10th Floor, 6th District, Bucharest, Romania

UPC Services S.R.L. (in liquidation)	100.00	Ordinary shares

18 Diligenței Steet, 1st floor, Building C1, Ploiesti, Prahova County, Romania

Evotracking SRL	100.00	Ordinary shares

201 Barbu Vacarescu Street, 5th floor, 2nd District, Bucharest, Romania

Vodafone External Services SRL	100.00	Ordinary shares
Vodafone Foundation	100.00	Sole member

201 Barbu Vacarescu, 4th floor, 2nd District, Bucharest, Romania

Vodafone Romania S.A	100.00	Ordinary shares

62 D Nordului Street, District 1, Bucharest, Romania

UPC Foundation	100.00	Sole member

Oltenitei Street no. 2, City Offices Building, 3rd Floor, Bucharest 4th District, Romania

Vodafone România Technologies SRL	100.00	Ordinary shares

Sectorul 2, Strada Barbu Văcărescu, Nr. 201, Etaj 1, Bucharest, Romania

Vodafone România M – Payments SRL	100.00	Ordinary shares

Russian Federation

Build. 2, 14/10, Chayanova str., 125047, Moscow, Russian Federation

Cable & Wireless CIS Svyaz LLC	100.00	Charter capital shares

Serbia

Vladimira Popovića 38-40, New Belgrade, 11070, Serbia

Vodafone Enterprise Equipment Limited Ogranak u Beogradu – Serbia Branch[2]	100.00	Branch

Singapore

Asia Square Tower 2, 12 Marina View, #17-01, 018961, Singapore

Vodafone Enterprise Singapore Pte.Ltd	100.00	Ordinary shares

Slovakia

Karadžičova 2, mestská časť Staré mesto, Bratislava, 811 09, Slovakia850 New Burton Rd., Suite 201, Dover, County of Kent, Delaware, 19904, United States

Vodafone Global Network Limited – Slovakia Branch[2]	100.00	Branch

Prievozská 6, Bratislava, 821 09, Slovakia

Vodafone Czech Republic A.S. – Slovakia Branch[2]	100.00	Branch

South Africa

9 Kinross Street, Germiston South, 1401, South Africa

Vodafone Holdings (SA) Proprietary Limited	100.00	Ordinary shares
Vodafone Investments (SA) Proprietary Limited	100.00	Ordinary A shares, 'B' Ordinary no par value shares

Irene Link Building C, Third Floor, 5 Impala Avenue, Doringkloof, Centurion, Gauteng, 0046, South Africa

10T Holdings Proprietary Limited[5]	42.31	Ordinary shares
IoT.nxt (Pty) Limited[5]	42.31	Ordinary shares
IoT.nxt Development (Pty) Limited[5]	42.31	Ordinary shares

Vodacom Corporate Park, 082 Vodacom Boulevard, Midrand, 1685, South Africa

Infinity Services Partner Company[5]	65.10	Ordinary shares
Jupicol (Proprietary) Limited[5]	45.57	Ordinary shares
MAST Services Proprietary Limited[5]	65.10	Ordinary shares
Mezzanine Ware (RF) Proprietary Limited[5]	58.59	Ordinary shares
Motifprops 1 (Proprietary) Limited[5]	65.10	Ordinary shares
Storage Technology Services (Pty) Limited[5]	33.20	Ordinary shares
Vodacom (Pty) Limited[5]	65.10	Ordinary shares, Ordinary A shares
Vodacom Business Africa Group (Pty) Limited[5]	65.10	Ordinary shares
Vodacom Business Africa SA (Pty) Limited[5]	65.10	Ordinary shares
Vodacom Financial Services (Proprietary) Limited[5]	65.10	Ordinary shares
Vodacom Group Limited	65.10	Ordinary shares
Vodacom Insurance Administration Company (Proprietary) Limited[5]	65.10	Ordinary shares
Vodacom Insurance Company (RF) Limited[5]	65.10	Ordinary shares
Vodacom International Holdings (Pty) Limited[5]	65.10	Ordinary shares
Vodacom Life Assurance Company (RF) Limited[5]	65.10	Ordinary shares
Vodacom Payment Services (Proprietary) Limited[5]	65.10	Ordinary shares
Vodacom Properties No 1 (Proprietary) Limited[5]	65.10	Ordinary shares
Vodacom Properties No.2 (Pty) Limited[5]	65.10	Ordinary shares
Wheatfields Investments 276 (Proprietary) Limited[5]	65.10	Ordinary shares
XLink Communications (Proprietary) Limited[5]	65.10	Ordinary A shares

Spain

Antracita, 7 – 28045, Madrid, Spain

Vodafone Automotive Iberia S.L.	100.00	Ordinary shares

Avenida de América 115, 28042, Madrid, Spain

Vodafone Energía, S.L.U.	100.00	Ordinary shares
Vodafone Enterprise Spain SLU	100.00	Ordinary euro shares
Vodafone España, S.A.U.	100.00	Ordinary shares
Vodafone Holdings Europe, S.L.U.	100.00	Ordinary shares
Vodafone ONO, S.A.U.	100.00	Ordinary shares
Vodafone Servicios, S.L.U.	100.00	Ordinary shares

Paseo de la Alameda de Osuna, 14, Hortaleza, 28042, Madrid, Spain

Vodafone IoT Spain, S.L.	100.00	Ordinary shares

Torre Norte Adif, Explanada de la Estación no 7, 29002, Málaga, Spain

Vodafone Intelligent Solutions España, S.L.U.	100.00	Ordinary shares

Sweden

c/o Hellström advokatbyrå, Box 7305, 103 90, Stockholm, Sweden

Vodafone Enterprise Sweden AB	100.00	Ordinary shares, Shareholder's contribution shares

Switzerland

c/o BDO AG, Schiffbaustrasse 2, 8005, Zurich, Switzerland

Vodafone Enterprise Switzerland AG	100.00	Ordinary shares

Taiwan

22F., No.100, Songren Road., Xinyi District, Taipei City, 11070, Taiwan

Vodafone Global Enterprise Taiwan Limited	100.00	Ordinary shares

Tanzania, United Republic of

15 Floor, Vodacom Tower, Ursino Estate, Plot No. 23, Bagamoyo Road, Dar es Salaam, Tanzania, United Republic of

M-Pesa Limited[5]	48.82	Ordinary A shares, Ordinary B shares
Shared Networks Tanzania Limited[5]	48.82	Ordinary shares
Vodacom Tanzania Public Limited Company[5]	48.82	Ordinary shares

3rd Floor, Maktaba (Library), ComplexBibi, Titi Mohaned Road, Dar es Salaam, Tanzania, United Republic of

Gateway Communications Tanzania Limited[5]	64.45	Ordinary shares

Thailand

725 Metropolis Building, 20th floor, Unit 100, Sukhumvit Road, Klongton Nua Sub-district, Watthana District, Bangkok, 10110, Thailand

Vodafone Business Siam Co., Ltd.	100.00	Ordinary shares

Turkey

Büyükdere Caddesi, No:251, Maslak, Şişli / İstanbul, 34398, Turkey

Vodafone Bilgi Ve Iletisim Hizmetleri AS	100.00	Registered shares
Vodafone Dagitim, Servis ve Icerik Hizmetleri A.S.	100.00	Ordinary shares
Vodafone Holding A.S.	100.00	Registered shares
Vodafone Kule ve Altyapi Hizmetleri A.S.	100.00	Ordinary shares
Vodafone Mall Ve Elektronik Hizmetler Ticaret AS	100.00	Ordinary shares
Vodafone Net İletişim Hizmetleri A.S.	100.00	Ordinary shares
Vodafone Telekomunikasyon A.S	100.00	Registered shares

İTÜ Ayazağa Kampüsü, Koru Yolu, Arı Teknokent Arı 3 Binası, Maslak, İstanbul, 586553, Turkey

Vodafone Teknoloji Hizmetleri A.S.	100.00	Registered shares

Maslak Mah. AOS 55 Sk. 42 Maslak Sit. B Blok Apt. No: 4/663, Sarıyer Istanbul, Turkey

Vodafone Sigorta Aracilik Hizmetleri A.S.	100.00	Ordinary shares
Vodafone Elektronik Para Ve Ödeme Hizmetleri A.S.	100.00	Registered shares
Vodafone Finansman A.S.	100.00	Ordinary shares

Maslak Mah. Büyükdere Cad. Büyükdere No: 251, Sarıyer, Istanbul, 34453, Turkey

VOIS Turkey Akilli Çözümler Limited Şirket	100.00	Ordinary shares

Ukraine

Bohdana Khmelnytskogo Str. 19-21, Kyiv, Ukraine

LLC Vodafone Enterprise Ukraine	100.00	Ownership percentage shares

United Arab Emirates

16-SD 129, Ground Floor, Building 16-Co Work, Dubai Internet City, United Arab Emirates

Vodacom Fintech Services FZ-LLC[5]	65.10	Ordinary shares

Office 101, 1st Floor, DIC Building 1, Dubai Internet City, Dubai, United Arab Emirates

Vodafone Enterprise Europe (UK) Limited – Dubai Branch[2]	100.00	Branch

United Kingdom

11 Staple Inn Building, London, WC1V 7QH, United Kingdom

Vodacom Business Africa Group Services Limited[5]	65.10	Ordinary shares, Preference shares
Vodacom Investments Company Proprietary Limited[5]	65.10	Ordinary shares
Vodacom UK Limited[5]	65.10	Ordinary shares, Ordinary B shares, Non-redeemable ordinary A shares, Non-redeemable preference shares

50 Lothian Road, Festival Square, Edinburgh, EH3 9WJ, United Kingdom

Thus Group Holdings Limited	100.00	Ordinary shares
Thus Group Limited	100.00	Ordinary shares
Thus Profit Sharing Trustees Limited	100.00	Ordinary shares
Vodafone (Scotland) Limited	100.00	Ordinary shares
Pinnacle Cellular Group Limited	100.00	Ordinary shares

3 More London, Riverside, London, SE1 2AQ, United Kingdom

IoT Nxt UK Limited	42.31	Ordinary shares

One Kingdom Street, London, W2 6BY, United Kingdom

DABCo Limited	80.00	Ordinary shares

Quarry Corner, Dundonald, Belfast, BT16 1UD, Northern Ireland

Energis (Ireland) Limited	100.00	A Ordinary shares, B Ordinary shares, C Ordinary shares, D Ordinary shares

Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom

Apollo Submarine Cable System Limited	100.00	Ordinary shares
Bluefish Communications Limited (in liquidation)	25.00	Ordinary A shares, Ordinary B shares, Ordinary C shares, Ordinary D shares
Cable & Wireless Aspac Holdings Limited	100.00	Ordinary shares
Cable & Wireless CIS Services Limited	100.00	Ordinary shares
Cable & Wireless Communications Data Network Services Limited	100.00	'A' Ordinary shares, 'B' Ordinary shares
Cable & Wireless Europe Holdings Limited	100.00	Ordinary shares
Cable & Wireless Global Telecommunication Services Limited	100.00	Ordinary shares
Cable & Wireless UK Holdings Limited	100.00	Ordinary shares
Cable & Wireless Worldwide Limited	100.00	Ordinary shares
Cable & Wireless Worldwide Voice Messaging Limited (in process of dissolution)	100.00	Ordinary shares
Cable and Wireless (India) Limited	100.00	Ordinary shares
Cable and Wireless Nominee Limited	100.00	Ordinary shares
Central Communications Group Limited	100.00	Ordinary Shares, Ordinary A shares
Energis Communications Limited	100.00	Ordinary shares
Energis Squared Limited	100.00	Ordinary shares
London Hydraulic Power Company (The)	100.00	Ordinary shares, 5% Non-Cumulative preference shares
MetroHoldings Limited (in process of dissolution)	100.00	Ordinary shares
Navtrak Ltd	100.00	Ordinary shares
Project Telecom Holdings Limited[1]	100.00	Ordinary shares
Rian Mobile Limited	100.00	Ordinary shares
Talkmobile Limited	100.00	Ordinary shares
The Eastern Leasing Company Limited	100.00	Ordinary shares
Thus Limited	100.00	Ordinary shares
Vodafone 2.	100.00	Ordinary shares
Vodafone Automotive UK Limited	100.00	Ordinary shares
Vodafone Consolidated Holdings Limited	100.00	Ordinary shares
Vodafone Corporate Limited	100.00	Ordinary shares
Vodafone Corporate Secretaries Limited[1]	100.00	Ordinary shares
Vodafone DC Pension Trustee Company Limited[1]	100.00	Ordinary shares

Notes to the consolidated financial statements (continued)

31. Related undertakings (continued)

Vodafone Distribution Holdings Limited	100.00	Ordinary shares
Vodafone Enterprise Corporate Secretaries Limited	100.00	Ordinary shares
Vodafone Enterprise Equipment Limited	100.00	Ordinary shares
Vodafone Enterprise Europe (UK) Limited	100.00	Ordinary shares
Vodafone Enterprise U.K.	100.00	Ordinary shares
Vodafone European Investments[1]	100.00	Ordinary shares
Vodafone Finance Limited[1]	100.00	Ordinary shares
Vodafone Finance Management	100.00	Ordinary shares
Vodafone Global Enterprise Limited	100.00	Ordinary shares, Deferred shares, B deferred shares
Vodafone Group (Directors) Trustee Limited[1]	100.00	Ordinary shares
Vodafone Group Pension Trustee Limited[1]	100.00	Ordinary shares
Vodafone Group Services Limited	100.00	Ordinary shares, deferred shares
Vodafone Group Services No.2 Limited[1]	100.00	Ordinary shares
Vodafone Group Share Trustee Limited[1]	100.00	Ordinary shares
Vodafone International 2 Limited – UK Branch[2]	100.00	Branch
Vodafone International Operations Limited	100.00	Ordinary shares

Vodafone Investments Limited[1]	100.00	Ordinary shares, Zero coupon redeemable preference shares
Vodafone IoT UK Limited	100.00	Ordinary shares
Vodafone IP Licensing Limited[1]	100.00	Ordinary shares
Vodafone Limited	100.00	Ordinary shares
Vodafone Mobile Enterprises Limited	100.00	Ordinary shares
Vodafone Mobile Network Limited	100.00	Ordinary shares
Vodafone Nominees Limited[1]	100.00	Ordinary shares
Vodafone Oceania Limited	100.00	Ordinary shares
Vodafone Overseas Finance Limited	100.00	Ordinary shares
Vodafone Partner Services Limited	100.00	Ordinary shares, Redeemable preference shares
Vodafone Retail (Holdings) Limited	100.00	Ordinary shares
Vodafone Sales & Services Limited	100.00	Ordinary shares
Vodafone Shared Operations Limited	100.00	Ordinary shares
Vodafone Shared Services UK Limited	100.00	Ordinary shares
Vodafone UK Foundation	100.00	Sole member
Vodafone UK Limited[1]	100.00	Ordinary shares
Vodafone UK Trading Holdings Limited	100.00	Ordinary shares
Vodafone Ventures Limited[1]	100.00	Ordinary shares
Vodaphone Limited	100.00	Ordinary shares

Your Communications Group Limited	100.00	B Ordinary shares, Redeemable preference shares

United States

1209 Orange Street, Wilmington DE 19801, United States

IoT nxt USA Inc[5]	42.31	Common stock

1450 Broadway, Fl 11, Suite 104, New York NY 10018, United States

Cable & Wireless Americas Systems, Inc.	100.00	Common stock shares
Vodafone Americas Virginia Inc.	100.00	Common stock shares
Vodafone US Inc.	100.00	Common stock shares, Preferred stock shares

1615 Platte Street, Suite 02-115, Denver CO 80202, United States

Vodafone Americas Foundation	100.00	Trustee

850 New Burton Rd., Suite 201, Dover, County of Kent, Delaware, 19904, United States

Vodafone IoT Incorporated	100.00	Common stock shares

Associated undertakings and joint arrangements

Australia

Level 27, Tower Two, International Towers Sydney, 200 Barangaroo Avenue , Barangaroo NSW 2000, Australia

3.6 GHz Spectrum Pty Ltd	25.05	Ordinary shares
AAPT Limited	25.05	Ordinary shares
ACN 088 889 230 Pty Ltd	25.05	Ordinary shares
ACN 139 798 404 Pty Ltd	25.05	Ordinary shares
Adam Internet Holdings Pty Ltd	25.05	Ordinary shares
Adam Internet Pty Ltd	25.05	A shares, B shares, Ordinary shares
Agile Pty Ltd	25.05	Ordinary shares
AlchemyIT Pty Ltd	25.05	Ordinary shares
Chariot Pty Ltd	25.05	Ordinary shares
Chime Communications Pty Ltd	25.05	Ordinary shares
Connect West Pty Ltd	25.05	Ordinary shares
Destra Communications Pty Ltd	25.05	Ordinary shares
Digiplus Contracts Pty Ltd	25.05	Ordinary shares
Digiplus Holdings Pty Ltd	25.05	Ordinary shares
Digiplus Investments Pty Ltd	25.05	Ordinary shares
Digiplus Pty Ltd	25.05	Ordinary shares
H3GA Properties (No.3) Pty Limited	25.05	Ordinary shares
iiNet Labs Pty Ltd	25.05	Ordinary shares
iiNet Limited	25.05	Ordinary shares
Internode Pty Ltd	25.05	Ordinary shares, Class B shares
IntraPower Pty Limited	25.05	Ordinary shares
Intrapower Terrestrial Pty Ltd	25.05	Ordinary shares
IP Group Pty Ltd	25.05	Ordinary shares
IP Services Xchange Pty Ltd	25.05	A shares, B shares
Kooee Communications Pty Ltd	25.05	Ordinary shares
Kooee Mobile Pty Ltd	25.05	Ordinary shares
Mercury Connect Pty Ltd	25.05	Ordinary shares, E class shares
Mobile JV Pty Limited	25.05	Ordinary shares
Mobileworld Communications Pty Limited	25.05	Ordinary shares
Mobileworld Operating Pty Ltd	25.05	Ordinary shares
Netspace Online Systems Pty Ltd	25.05	Ordinary shares
Numillar IPS Pty Ltd	25.05	Ordinary shares
PIPE International (Australia) Pty Ltd	25.05	Ordinary shares
PIPE Networks Pty Limited	25.05	Ordinary shares
PIPE Transmission Pty Limited	25.05	Ordinary shares
PowerTel Limited	25.05	Ordinary shares
Request Broadband Pty Ltd	25.05	Ordinary shares
Soul Communications Pty Ltd	25.05	Ordinary shares
Soul Contracts Pty Ltd	25.05	Ordinary shares
Soul Pattinson Telecommunications Pty Ltd	25.05	Ordinary shares
SPT Telecommunications Pty Ltd	25.05	Ordinary shares
SPTCom Pty Ltd	25.05	Ordinary shares
Telecom Enterprises Australia Pty Limited	25.05	Ordinary shares
Telecom New Zealand Australia Pty Ltd	25.05	Ordinary shares, Redeemable preference shares

TPG Corporation Limited	25.05	Ordinary shares
TPG Energy Pty Ltd	25.05	Ordinary shares
TPG Finance Pty Limited	25.05	Ordinary shares
TPG Holdings Pty Ltd	25.05	Ordinary shares
TPG Internet Pty Ltd	25.05	Ordinary shares
TPG JV Company Pty Ltd	25.05	Ordinary shares
TPG Network Pty Ltd	25.05	Ordinary shares
TPG Telecom Limited	25.05	Ordinary shares
TransACT Capital Communications Pty Ltd	25.05	Ordinary shares
TransACT Communications Pty Ltd	25.05	Ordinary shares
TransACT Victoria Communications Pty Ltd	25.05	Ordinary shares
TransACT Victoria Holdings Pty Ltd	25.05	Ordinary shares
Trusted Cloud Pty Ltd	25.05	Ordinary shares
Trusted Cloud Solutions Pty Ltd	25.05	Ordinary shares
Value Added Network Pty Ltd	25.05	Ordinary shares
Vision Network Pty Limited	25.05	Ordinary shares
Vodafone Australia Pty Limited	25.05	Ordinary shares, Class B shares, Redeemable preference shares
Vodafone Foundation Australia Pty Limited	25.05	Ordinary shares
Vodafone Hutchison Receivables Pty Limited	25.05	Ordinary shares
Vodafone Hutchison Spectrum Pty Limited	25.05	Ordinary shares
Vodafone Network Pty Limited	25.05	Ordinary shares
Vodafone Pty Limited	25.05	Ordinary shares
VtalkVoip Pty Ltd	25.05	Ordinary shares
Westnet Pty Ltd	25.05	Ordinary shares

Belgium

Space Court of Justice, Rue aux Laines 70, 1000 Brussels, Belgium

Utiq S.A	25.00	Ordinary shares

Bermuda

Clarendon House, 2 Church St, Hamilton, HM11, Bermuda

PPC 1 Limited	25.05	Ordinary shares

Czech Republic

Praha 4, Závišova 502/5, 14000, Nusle, Czech Republic

Vantage Towers s.r.o.[4]	53.88	Ordinary shares

U Rajské zahrady 1912/3, Praha 3, 130 00, Czech Republic

COOP Mobil s.r.o.	33.33	Ordinary shares

Egypt

23 Kasr El Nil St, Cairo, 11211, Egypt

Wataneya Telecommunications S.A.E	50.00	Ordinary shares

Germany

38 Berliner Allee, 40212, Düsseldorf, Germany

MNP Deutschland Gesellschaft bürgerlichen Rechts	33.33	Partnership share

Ferdinand-Braun-Platz 1, 40549, Düsseldorf, Germany

OXG Glasfaser Beteiligungs-GmbH	50.00	Ordinary shares
OXG Glasfaser GmbH	50.00	Ordinary shares

Nobelstrasse 55, 18059, Rostock, Germany

Verwaltung "Urbana Teleunion" Rostock GmbH[5]	50.00	Ordinary shares

Prinzenallee 11-13, 40549, Düsseldorf, Germany

Oak Holdings 1 GmbH	60.33	Ordinary shares
Oak Holdings 2 GmbH	60.33	Ordinary shares
Oak Holdings GmbH	60.33	Ordinary shares
Oak Renewables GmbH	60.33	Ordinary shares
Vantage Towers AG	53.88	Ordinary shares
Vantage Towers Erste Verwaltungsgesellschaft mbH[4]	53.88	Ordinary shares

Greece

2 Adrianeiou str, Athens, 11525, Greece

Vantage Towers Single Member Societe Anonyme[4]	53.88	Ordinary shares

43-45 Valtetsiou Str., Athens, Greece

Safenet N.P.A.	24.97	Issued shares

56 Kifisias Avenue & Delfwn, Marousi, 151 25, Greece

Tilegnous IKE	33.29	Ordinary shares

Marathonos Ave 18 km & Pylou, Pallini, Attica, Pallini, Attica, 15351, Greece

Victus Networks S.A.	49.94	Ordinary shares

Hungary

Boldizsár utca 2, Budapest, 1112, Hungary

Vantage Towers Zártkörűen Működő Részvénytársaság[4]	53.88	Ordinary shares

India

10th Floor, Birla Centurion, Century Mills Compound, Pandurang Budhkar Marg, Worli, Mumbai, Maharashtra, 400030, India

Vodafone Foundation[6]	30.90	Ordinary shares
Vodafone Idea Shared Services Limited[6]	31.37	Ordinary shares
Vodafone Idea Technology Solutions Limited[6]	31.37	Ordinary shares
Vodafone m-pesa Limited[6]	31.37	Ordinary shares
You Broadband India Limited[6]	31.37	Equity shares

Building No.10, Tower-A, 4th Floor, DLF Cyber City, Gurugram, Haryana, 122002, India

Indus Towers Limited	21.05	Ordinary shares

Suman Tower, Plot No. 18, Sector No. 11, Gandhinagar, 382011, Gujarat, India

Vodafone Idea Limited	31.37	Equity shares
Vodafone Idea Manpower Services Limited[6]	30.99	Ordinary shares

Vodafone House, Corporate Road, Prahladnagar, Off S. G. Highway, Ahmedabad, Gujarat, 380051, India

Vodafone Idea Business Services Limited[6]	31.36	Ordinary shares
Vodafone Idea Communication Systems Limited[6]	31.37	Ordinary shares
Vodafone Idea Telecom Infrastructure Limited[6]	31.37	Ordinary shares

Notes to the consolidated financial statements (continued)

31. Related undertakings (continued)

Ireland

Mountainview, Leopardstown, Dublin 18, Ireland		
Vantage Towers Limited[4]	53.88	Ordinary shares
The Herbert Building, The Park, Carrickmines, Dublin, Ireland		
Siro DAC	50.00	Ordinary shares
Siro JV Holdco Limited	50.00	Ordinary B shares

Italy

Via Gaetana Negri 1, 20123, Milano, Italy		
Infrastrutture Wireless Italiana S.p.A.	17.87	Ordinary shares

Kenya

LR No. 13263 Safaricom House, PO Box 66827, 00800, Nairobi, Kenya		
Safaricom PLC	27.74	Ordinary shares
Safaricom House, Waiyaki Way Westlands, Nairobi, Kenya		
M-PESA Africa Limited[5]	46.42	Ordinary shares
6th Floor, ABC Towers, ABC Place, Waiyaki Way, Nairobi, 00100, Kenya		
M-PESA Holding Co. Limited	27.74	Ordinary shares

Luxembourg

15 rue Edward Steichen, Luxembourg, 2540, Luxembourg		
Tomorrow Street SCA	50.00	Ordinary B shares, Ordinary C shares

Netherlands

Avenue Ceramique 300, 6221 Kx, Maastricht, Netherlands		
Vodafone Antennelocaties B.V.	50.00	Ordinary shares
Vodafone Libertel B.V.	50.00	Ordinary shares
Boven Vredenburgpassage 128, 3511 WR, Utrecht, Netherlands		
Amsterdamse Beheer- en Consultingmaatschappij B.V.	50.00	Ordinary shares
Esprit Telecom B.V.	50.00	Ordinary shares
FinCo Partner 1 B.V.	50.00	Ordinary shares
LGE HoldCo V B.V.	50.00	Ordinary shares
LGE HoldCo VI B.V.	50.00	Ordinary shares
LGE Holdco VII B.V.	50.00	Ordinary shares
LGE HoldCo VIII B.V.	50.00	Ordinary shares
Vodafone Financial Services B.V.	50.00	Ordinary shares
Vodafone Nederland Holding I B.V.	50.00	Ordinary shares
Vodafone Nederland Holding II B.V.	50.00	Ordinary shares
VodafoneZiggo Employment B.V.	50.00	Ordinary shares
VodafoneZiggo Group B.V.	50.00	Ordinary shares
VodafoneZiggo Group Holding B.V.	50.00	Ordinary shares
VZ Financing I B.V.	50.00	Ordinary shares
VZ Financing II B.V.	50.00	Ordinary shares
VZ FinCo B.V.	50.00	Ordinary shares
VZ PropCo B.V.	50.00	Ordinary shares
VZ Secured Financing B.V.	50.00	Ordinary shares
XB Facilities B.V.	50.00	Ordinary shares
Ziggo B.V.	50.00	Ordinary shares
Ziggo Deelnemingen B.V.	50.00	Ordinary shares
Ziggo Finance 2 B.V.	50.00	Ordinary shares
Ziggo Netwerk II B.V.	50.00	Ordinary shares
Ziggo Real Estate B.V.	50.00	Ordinary shares
Ziggo Services B.V.	50.00	Ordinary shares
Ziggo Services Employment B.V.	50.00	Ordinary shares
Ziggo Services Netwerk 2 B.V.	50.00	Ordinary shares
Ziggo Zakelijk Services B.V.	50.00	Ordinary shares
Zoranet Connectivity Services B.V.	50.00	Ordinary shares
ZUM B.V.	50.00	Ordinary shares
Media Parkboulevard 2, 1217 WE Hilversum, Netherlands		
Liberty Global Content Netherlands B.V.	50.00	Ordinary shares
Rivium Quadrant 175, 2909 LC, Capelle aan den IJssel, Netherlands		
Central Tower Holding Company B.V.[4]	53.88	Ordinary shares
Winschoterdiep 60, 9723 AB Groningen, Netherlands		
Zesko B.V.	50.00	Ordinary shares
Ziggo Bond Company B.V.	50.00	Ordinary shares
Ziggo Netwerk B.V.	50.00	Ordinary shares

New Zealand

Tompkins Wake, Level 11, 41 Shortland Street, Auckland, 1010, New Zealand		
iiNet (New Zealand) AKL Limited	25.05	Ordinary shares

Portugal

Edif. Arquiparque VII, R Dr António Loureiro Borges, 7, 3.º, 1495-131 ALGÉS, Algés, Oeiras, Portugal		
Vantage Towers, S.A.[4]	53.88	Ordinary shares
Espaço Sete Rios, LEAP Rua de Campolide, 351, 0.05, 1070-034, Lisboa, Portugal		
Dual Grid – Gestão de Redes Partilhadas, S.A.	50.00	Ordinary shares
Rua Pedro e Inês, Lote 2.08.01, 1990-075, Parque das Nações, Lisboa, Portugal		
Sport TV Portgugal, S.A.	25.00	Nominative shares

Romania

Calea Floreasca no. 169A, 3rd floor, District 1, Bucharest, România, Romania		
Vantage Towers S.R.L.[4]	53.88	Ordinary shares
Floor 3, Module 2, Connected buildings III, Nr. 10A, Dimitrie Pompei Boulevard, Bucharest, Sector 2, Romania		
Netgrid Telecom SRL	50.00	Ordinary shares

Russian Federation

Building 3, 11, Promyshlennaya Street, Moscow, 115 516, Russian Federation		
Autoconnex Limited	35.00	Ordinary shares

South Africa

76 Maude Street, Sandton, Johannesberg, 2196, South Africa		
Waterberg Lodge (Proprietary) Limited[5]	32.55	Ordinary shares
Celtis Plaza North, 1085 Schoeman Street, Hatfield, Pretoria, 0028, South Africa		
Afri G I S (Pty) Ltd[5]	21.16	Ordinary shares
Rigel Office Park Block A, No 446 Rigel Avenue South, Erasmu, South Africa		
Canard Spatial Technologies Proprietary Limited[5]	21.16	Ordinary shares
Vodacom Corporate Park, 082 Vodacom Boulevard, Midrand, 1685, South Africa		
M-Pesa S.A (Proprietary) Limited[5]	46.42	Ordinary shares

Spain

Calle San Severo 22, 28042, Madrid, Spain, Spain		
Vantage Towers, S.L.U.[4]	53.88	Ordinary shares

Tanzania, United Republic of

Plot No. 23, Ursino Estate, Bagamoyo Road, Dar es Salaam, Tanzania, United Republic of		
Vodacom Trust Limited[5] (in process of dissolution)	48.82	Ordinary A shares, Ordinary B shares

Turkey

Çifte Havuzlar Mah Eski Londra Asfaltı Cad No: 151/1E/301, Esenler, Istanbul, Turkey		
FGS Bilgi Islem Urunler Sanayi ve Ticaret AS	50.00	Ordinary shares

United Kingdom

24/25 The Shard, 32 London Bridge Street, London, SE1 9SG, United Kingdom		
Digital Mobile Spectrum Limited	25.00	Ordinary shares
3 More London Riverside, London, SE1 2AQ, United Kingdom		
VodaFamily Ethiopia Holding Company Limited[5]	31.47	Ordinary shares
Griffin House, 161 Hammersmith Road, London, W6 8BS, United Kingdom		
Cable & Wireless Trade Mark Management Limited	50.00	Ordinary B shares
Hive 2, 1530 Arlington Business Park, Theale, Reading, Berkshire, RG7 4SA, United Kingdom		
Cornerstone Telecommunications Infrastructure Limited[5]	26.94	Ordinary shares
Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, United Kingdom		
Vodafone Hutchison (Australia) Holdings Limited	50.00	Ordinary shares

United States

251 Little Falls Drive, Wilmington DE 19808, United States		
LG Financing Partnership	50.00	Partnership interest
PPC 1 (US) Inc.	25.05	Ordinary shares
Ziggo Financing Partnership	50.00	Partnership interest

Notes:
1. Directly held by Vodafone Group Plc.
2. Branches.
3. Shareholding is indirect through Vodafone Deutschland GmbH.
4. Shareholding is indirect through Vantage Towers A.G.
5. Shareholding is indirect through Vodacom Group Limited. The indirect shareholding is calculated using the 65.10% ownership interest in Vodacom Group Limited.
6. Includes the indirect interest held through Vodafone Idea Limited.

Selected financial information

The table below shows selected financial information in respect of subsidiaries that have non-controlling interests that are material to the Group.

	Vodacom Group Limited	
	2024	2023 Re-presented[1]
	€m	€m
Summary comprehensive income information		
Revenue	7,420	8,076
Profit for the financial year	920	1,245
Other comprehensive expense	217	193
Total comprehensive income	1,137	1,438
Other financial information		
Profit for the financial year allocated to non-controlling interests	368	474
Dividends paid to non-controlling interests	260	342
Summary financial position information		
Non-current assets	7,517	7,766
Current assets	3,437	3,429
Total assets	**10,954**	**11,195**
Non-current liabilities	(3,198)	(2,880)
Current liabilities	(3,446)	(3,905)
Total assets less total liabilities	**4,310**	**4,410**
Equity shareholders' funds	3,275	3,327
Non-controlling interests	1,035	1,083
Total equity	**4,310**	**4,410**
Statement of cash flows		
Net cash inflow from operating activities	2,285	2,565
Net cash outflow from investing activities	(943)	(1,013)
Net cash outflow from financing activities	(1,276)	(1,558)
Net cash inflow/(outflow)	**66**	**(6)**
Cash and cash equivalents brought forward	1,075	1,097
Exchange loss on cash and cash equivalents	(89)	(16)
Cash and cash equivalents	**1,052**	**1,075**

Note:
1. From 1 April 2023, the Group revised its segmental reporting by moving Vodafone Egypt to the Africa segment. All comparatives for these segments have been re-presented on the new basis of segmental reporting.

Notes to the consolidated financial statements (continued)

32. Subsidiaries exempt from audit

The following UK subsidiaries will take advantage of the audit exemption set out within section 479A of the Companies Act 2006 for the year ended 31 March 2024.

Name	Registration number
Bluefish Communications Limited	5142610
Cable & Wireless Aspac Holdings Limited	4705342
Cable & Wireless CIS Services Limited	2964774
Cable & Wireless Europe Holdings Limited	4659719
Cable & Wireless UK Holdings Limited	3840888
Cable & Wireless Worldwide Limited	7029206
Cable & Wireless Worldwide Voice Messaging Limited	1981417
Cable & Wireless Nominee Limited	3249884
Central Communications Group Limited	4625248
Energis (Ireland) Limited	NI035793
Energis Communications Limited	2630471
Energis Squared Limited	3037442
London Hydraulic Power Company (The)	ZC000055
MetroHoldings Limited	3511122
The Eastern Leasing Company Limited	1672832
Thus Group Holdings Limited	SC192666
Thus Group Limited	SC226738
Vodafone 2.	4083193

Name	Registration number
Vodafone Consolidated Holdings Limited	5754561
Vodafone Corporate Secretaries Limited	2357692
Vodafone Enterprise Corporate Secretaries Limited	2303594
Vodafone Enterprise Equipment Limited	1648524
Vodafone Enterprise Europe (UK) Limited	3137479
Vodafone European Investments	3961908
Vodafone Finance Management	2139168
Vodafone International Operations Limited	2797438
Vodafone Investments Limited	1530514
Vodafone IP Licensing Limited	6846238
Vodafone Mobile Enterprises Limited	2373469
Vodafone Mobile Network Limited	3961482
Vodafone Nominees Limited	1172051
Vodafone Oceania Limited	3973427
Vodafone Overseas Finance Limited	4171115
Vodafone Retail (Holdings) Limited	3381659
Vodafone UK Limited	2227940
Vodaphone Limited	3961390
Your Communications Group Limited	4171876

Company statement of financial position of Vodafone Group Plc
at 31 March

	Note	2024 €m	2023 €m
Fixed assets			
Shares in Group undertakings	2	83,470	83,427
Current assets			
Debtors: amounts falling due after more than one year	3	4,025	5,651
Debtors: amounts falling due within one year	3	65,702	227,993
Other investments	4	766	260
Cash at bank and in hand		153	265
		70,646	**234,169**
Creditors: amounts falling due within one year	5	(67,872)	(226,034)
Net current assets		**2,774**	**8,135**
Total assets less current liabilities		**86,244**	**91,562**
Creditors: amounts falling due after more than one year	5	(41,227)	(41,408)
		45,017	**50,154**
Capital and reserves			
Called up share capital	6	4,797	4,797
Share premium account		20,385	20,385
Capital redemption reserve		111	111
Other reserves		1,153	1,110
Own shares held		(7,780)	(7,854)
Profit and loss account[1]		26,351	31,605
Total equity shareholders' funds		**45,017**	**50,154**

Note:
1   The loss for the financial year dealt with in the financial statements of the Company is €1,098 million (2023: €5,271 million profit).

The Company financial statements on pages 227 to 234 were approved by the Board of Directors and authorised for issue on 14 May 2024 and were signed on its behalf by:

Margherita Della Valle
Group Chief Executive

Luka Mucic
Group Chief Financial Officer

The accompanying notes are an integral part of these financial statements.

Company statement of changes in equity of Vodafone Group Plc

for the years ended 31 March

	Called up share capital	Share premium account[1]	Capital redemption reserve[1]	Other reserves[1]	Treasury shares[2]	Profit and loss account[3]	Total equity shareholders' funds
	€m	€m	€m	€m	€m	€m	€m
1 April 2022	**4,797**	**20,384**	**111**	**1,088**	**(7,413)**	**27,740**	**46,707**
Issue or re-issue of shares	–	1	–	–	122	–	123
Profit for the financial year	–	–	–	–	–	5,271	5,271
Dividends	–	–	–	–	–	(2,502)	(2,502)
Capital contribution given relating to share-based payments	–	–	–	135	–	–	135
Contribution received relating to share-based payments	–	–	–	(113)	–	–	(113)
Repurchase of treasury shares[4]	–	–	–	–	(563)	–	(563)
Other movements[5]	–	–	–	–	–	1,096	1,096
31 March 2023	**4,797**	**20,385**	**111**	**1,110**	**(7,854)**	**31,605**	**50,154**
Issue or re-issue of shares	–	–	–	–	74	–	74
Loss for the financial year	–	–	–	–	–	(1,098)	(1,098)
Dividends	–	–	–	–	–	(2,433)	(2,433)
Capital contribution given relating to share-based payments	–	–	–	115	–	–	115
Contribution received relating to share-based payments	–	–	–	(72)	–	–	(72)
Other movements[5]	–	–	–	–	–	(1,723)	(1,723)
31 March 2024	**4,797**	**20,385**	**111**	**1,153**	**(7,780)**	**26,351**	**45,017**

Notes:

1. These reserves are not distributable.
2. Own shares relate to treasury shares which are purchased out of distributable profits and therefore reduce reserves available for distribution.
3. The Company has determined what amounts within this reserve are distributable and non-distributable in accordance with the guidance provided by ICAEW TECH 02/17BL and the requirements of UK law. In accordance with UK Companies Act 2006 s831(2), a public company may make a distribution only if, after giving effect to such distribution, the amount of its net assets is not less than the aggregate of its' called up share capital and non-distributable reserves.
4. Represents the irrevocable and non-discretionary share buyback programmes which completed on 15 March 2023.
5. Includes the impact of the Company's cash flow hedges with €2,051 million net loss deferred to other comprehensive income during the year (2023: €2,356 million net gain), €247 million net gain (2023: €895 million net gain) recycled to the income statement, and a tax credit of €575 million (2023: tax charge of €365 million). These hedges primarily relate to foreign exchange exposure on fixed borrowings, with any foreign exchange on nominal balances directly impacting income statement in each period but interest cash flows unwinding to the income statement over the life of the hedges (up to 2063). See note 22 'Capital and financial risk management' to the consolidated financial statements for further details.

Notes to the Company financial statements

1. Basis of preparation

The separate financial statements of the Company are drawn up in accordance with the Companies Act 2006 and Financial Reporting Standard 101 'Reduced disclosure framework', ('FRS 101'). The Company will continue to prepare its financial statements in accordance with FRS 101 on an ongoing basis until such time as it notifies shareholders of any change to its chosen accounting framework.

The Company financial statements have been prepared using the historical cost convention, as modified by the revaluation of certain financial assets and financial liabilities and in accordance with the UK Companies Act 2006. The financial statements have been prepared on a going concern basis.

The following exemptions available under FRS 101 have been applied:

— Paragraphs 45(b) and 46 to 52 of IFRS 2, 'Shared-based payment' (details of the number and weighted-average exercise prices of share options, and how the fair value of goods or services received was determined);

— IFRS 7 'Financial Instruments: Disclosures';

— Paragraph 91 to 99 of IFRS 13, 'Fair value measurement' (disclosure of valuation techniques and inputs used for fair value measurement of assets and liabilities);

— Paragraph 38 of IAS 1 'Presentation of financial statements' comparative information requirements in respect of paragraph 79(a)(iv) of IAS 1;

— The following paragraphs of IAS 1 'Presentation of financial statements':

  — 10(d) (statement of cash flows);

  — 16 (statement of compliance with all IFRS);

  — 38A (requirement for minimum of two primary statements, including cash flow statements);

  — 38B-D (additional comparative information);

  — 40A-D (requirements for a third statement of financial position);

  — 111 (cash flow statement information); and

  — 134-136 (capital management disclosures).

— IAS 7 'Statement of cash flows';

— Paragraph 30 and 31 of IAS 8 'Accounting policies, changes in accounting estimates and errors' (requirement for the disclosure of information when an entity has not applied a new IFRS that has been issued but is not yet effective);

— The requirements in IAS 24 'Related party disclosures' to disclose related party transactions entered into between two or more members of a group;

— The requirements in IAS 36 'Impairment of asset' to disclose valuation technique and assumptions used in determining recoverable amount.

As permitted by section 408(3) of the Companies Act 2006, the income statement of the Company is not presented in this Annual Report. These separate financial statements are not intended to give a true and fair view of the profit or loss or cash flows of the Company. The Company has not published its individual cash flow statement as its liquidity, solvency and financial adaptability are dependent on the Group rather than its own cash flows.

Critical accounting judgements and key sources of estimation uncertainty

The preparation of Company financial statements in conformity with FRS 101 requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Company financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods. Management regularly reviews the accounting judgements and critical estimates that could potentially significantly impact the amounts recognised in the financial statements and give rise to material adjustments in the Company's financial statements.

A source of estimation uncertainty for the Company relates to the review for impairment of investment carrying values and the estimates used when determining the recoverable value of the investment. However, there is not considered to be a significant risk of material adjustment from revisions to these assumptions within the next financial year (see note 2 'Fixed assets').

Notes to the Company financial statements (continued)

1. Basis of preparation (continued)

Significant accounting policies applied in the current reporting period that relate to the financial statements as a whole

Foreign currencies

Transactions in foreign currencies are initially recorded at the functional rate of currency prevailing on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated into the Company's functional currency at the rates prevailing on the reporting period date. Non-monetary items carried at fair value that are denominated in foreign currencies are retranslated at the rates prevailing on the initial transaction dates. Non-monetary items measured in terms of historical cost in a foreign currency are not retranslated. Exchange differences arising on the settlement of monetary items, and on the retranslation of monetary items, are included in the income statement for the period. Exchange differences arising on the retranslation of non-monetary items carried at fair value are included in the income statement for the period.

Borrowing costs

All borrowing costs are recognised in the income statement in the period in which they are incurred.

Taxation

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the reporting period date.

Deferred tax is provided in full on temporary differences that exist at the reporting period date and that result in an obligation to pay more tax, or a right to pay less tax in the future. The deferred tax is measured at the rate expected to apply in the periods in which the temporary differences are expected to reverse, based on the tax rates and laws that are enacted or substantively enacted at the reporting period date. Temporary differences arise from the inclusion of items of income and expenditure in taxation computations in periods different from those in which they are included in the Company financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Financial instruments

Financial assets and financial liabilities, in respect of financial instruments, are recognised on the Company statement of financial position when the Company becomes a party to the contractual provisions of the instrument.

Financial liabilities and equity instruments

Financial liabilities and equity instruments issued by the Company are classified according to the substance of the contractual arrangements entered into and the definitions of a financial liability and an equity instrument. An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities and includes no obligation to deliver cash or other financial assets. The accounting policies adopted for specific financial liabilities and equity instruments are set out below.

Derivative financial instruments and hedge accounting

The Company's activities expose it to the financial risks of changes in foreign exchange rates and interest rates which it manages using derivative financial instruments.

The use of derivative financial instruments is governed by the Group's policies approved by the Board of Directors, which provide written principles on the use of derivative financial instruments consistent with the Group's risk management strategy. Changes in values of all derivative financial instruments are included within the income statement unless designated in an effective cash flow hedge relationship when changes in value are deferred to other comprehensive income or equity respectively. The Company does not use derivative financial instruments for speculative purposes.

Derivative financial instruments are initially measured at fair value on the contract date and are subsequently remeasured to fair value at each reporting date. The Company designates certain derivatives as hedges of the change of fair value of recognised assets and liabilities ('fair value hedges') or hedges of highly probable forecast transactions or hedges of foreign currency or interest rate risks of firm commitments ('cash flow hedges'). Hedge accounting is discontinued when the hedging instrument expires or is sold, terminated, exercised or no longer qualifies for hedge accounting.

Fair value hedges

The Company's policy is to use derivative financial instruments (primarily interest rate swaps) to convert a proportion of its fixed rate debt to floating rates in order to hedge the interest rate risk arising, principally, from capital market borrowings. The Company designates these as fair value hedges of interest rate risk with changes in fair value of the hedging instrument recognised in the income statement for the period together with the changes in the fair value of the hedged item due to the hedged risk, to the extent the hedge is effective. Gains and losses relating to any ineffective portion are recognised immediately in the income statement.

Cash flow hedges

Cash flow hedging is used by the Company to hedge certain exposures to variability in future cash flows. The portion of gains or losses relating to changes in the fair value of derivatives that are designated and qualify as effective cash flow hedges is recognised in other comprehensive income; gains or losses relating to any ineffective portion are recognised immediately in the income statement. However, when the hedged transaction results in the recognition of a non-financial asset or a non-financial liability, the gains and losses previously recognised in other comprehensive income and accumulated in equity are transferred from equity and included in the initial measurement of the cost of the non-financial asset or non-financial liability. When the hedged item is recognised in the income statement, amounts previously recognised in other comprehensive income and accumulated in equity for the hedging instrument are reclassified to the income statement. When hedge accounting is discontinued, any gain or loss recognised in other comprehensive income at that time remains in equity and is recognised in the income statement when the hedged transaction is ultimately recognised in the income statement. If a forecast transaction is no longer expected to occur, the gain or loss accumulated in equity is recognised immediately in the income statement.

New accounting pronouncements

To the extent applicable the Company will adopt new accounting policies as set out in note 1 'Basis of preparation' in the consolidated financial statements.

2. Fixed assets

Accounting policies

Shares in Group undertakings are stated at cost less any provision for impairment and capital related to share-based payments. Contributions in respect of share-based payments are recognised in line with the policy set out in note 7 'Share-based payments'.

The Company assesses investments for impairment whenever events or changes in circumstances indicate that the carrying value of an investment may not be recoverable. If any such indication of impairment exists, the Company makes an estimate of the recoverable amount. If the recoverable amount of the cash-generating unit is less than the value of the investment, the investment is considered to be impaired and is written down to its recoverable amount. An impairment loss is recognised immediately in the income statement.

Where there has been a change in the estimates used to determine recoverable amount and an impairment loss subsequently reverses, the carrying amount of the cash-generating unit is increased to the revised estimate of its recoverable amount, not to exceed the carrying amount that would have been determined had no impairment loss been recognised for the cash-generating unit in prior years and an impairment loss reversal is recognised immediately in the income statement.

The Company applies the same methodology and assumptions used by the Group for goodwill impairment testing purposes, as set out in note 4 'Impairment losses' to the consolidated financial statements. For the purposes of the Company's own impairment assessment, the Group's operations are considered to be a single cash generating unit ('CGU') held within the Company's principal subsidiary, Vodafone European Investments. The pooling of the Company's interests within a single CGU significantly reduces the risk that movements in individual assumptions used during the goodwill impairment testing will impact the result of the investment impairment assessment. Whilst the underlying assumptions used are a source of estimation uncertainty, they do not give rise to a significant risk of adjustment within the next financial year.

Shares in Group undertakings

	2024 €m	2023 €m
Cost		
1 April	84,471	84,334
Additions	–	782
Disposals	(261)	(667)
Capital contributions arising from share-based payments	115	135
Contributions received in relation to share-based payments	(72)	(113)
31 March	**84,253**	**84,471**
Accumulated impairment losses		
1 April	1,044	928
Disposals	(261)	–
Impairment loss recognised[1]	–	116
31 March	**783**	**1,044**
Net book value		
31 March	**83,470**	**83,427**

Note:
1. €116 million of capital contribution and resulting impairment related to an intercompany reorganisation exercise completed during the prior year.

At 31 March 2024 the Company had the following principal subsidiary:

Name	Principal activity	Country of incorporation	Percentage shareholding
Vodafone European Investments	Holding Company	England	100

Details of direct and indirect related undertakings are set out in note 31 'Related undertakings' to the consolidated financial statements.

Notes to the Company financial statements (continued)

3. Debtors

Accounting policies

Amounts owed by subsidiaries are classified and recorded at amortised cost and reduced by allowances for expected credit losses. Estimated future credit losses are first recorded on initial recognition of a receivable and are based on estimated probability of default. Individual balances are written off when management deems them not to be collectible. Derivative financial instruments are measured at fair value through profit and loss.

	2024 €m	2023 €m
Amounts falling due within one year		
Amounts owed by subsidiaries[1]	65,272	227,347
Taxation recoverable[2]	185	111
Other debtors	4	4
Derivative financial instruments	241	531
	65,702	**227,993**
Amounts falling due after more than one year		
Deferred tax	5	–
Other debtors	8	4
Derivative financial instruments	4,012	5,647
	4,025	**5,651**

Notes:
1. Amounts owned by subsidiaries are unsecured, have no fixed date of repayment and are repayable on demand with sufficient liquidity in the Group to flow funds if required. The expected credit losses are considered to be immaterial. Balance was significantly reduced following the settlement of amounts owed to and from subsidiaries after completing an intercompany reorganisation exercise.
2. Primarily relates to amounts owed by Group companies due to Group relief.

4. Other Investments

Accounting policies

Investments are classified and measured at amortised cost using the effective interest rate method, less any impairment.

	2024 €m	2023 €m
Collateral	**766**	**260**

5. Creditors

Accounting policies

Capital market and bank borrowings

Interest-bearing loans and overdrafts are initially measured at fair value (which is equal to cost at inception) and are subsequently measured at amortised cost using the effective interest rate method, except where they are identified as a hedged item in a designated fair value hedge relationship. Any difference between the proceeds net of transaction costs and the amount due on settlement or redemption of borrowings is recognised over the term of the borrowing.

	2024 €m	2023 €m
Amounts falling due within one year		
Bonds	1,292	4,604
Collateral liabilities	2,622	4,886
Other borrowings	26	6
Bank borrowings secured against Indian assets	1,720	1,485
Amounts owed to subsidiaries[1]	62,153	214,893
Derivative financial instruments	56	155
Accruals and deferred income	3	5
	67,872	**226,034**
Amounts falling due after more than one year		
Deferred tax	128	703
Bonds	37,655	37,719
Bank loans	2	2
Amounts owed to subsidiaries[2]	1,796	1,793
Derivative financial instruments	1,646	1,191
	41,227	**41,408**

Notes:
1 Amounts owed to subsidiaries are unsecured, have no fixed date of repayment are repayable on demand. Balance was significantly reduced following the settlement of amounts owed to and from subsidiaries after completing an intercompany reorganisation exercise.
2 Amounts payable with a fixed interest rate range of 3.25% and 4% and maturity ranging from 2029 to 2043.

Included in amounts falling due after more than one year are bonds of €37,655 million (2023: €37,719 million) which are due in more than five years from 31 March 2024 and are payable otherwise than by instalments. Interest payable on these bonds ranges from 0.375% to 8.0% (2023: 0.375% to 7.875%).

6. Called up share capital

Accounting policies

Equity instruments issued by the Company are recorded at the amount of the proceeds received, net of direct issuance costs.

	2024 Number	€m	2023 Number	€m
Ordinary shares of 20 $\frac{20}{21}$ US cents each allotted, issued and fully paid:[1,2]				
1 April	28,818,256,058	4,797	28,817,627,868	4,797
Allotted during the year	427,750	–	628,190	–
31 March	**28,818,683,808**	**4,797**	**28,818,256,058**	**4,797**

Notes:
1   At 31 March 2024, there were 50,000 (2023: 50,000) 7% cumulative fixed rate shares of £1 each in issue.
2   At 31 March 2024, the Group held 1,738,561,954 (2023: 1,825,691,429) treasury shares with a nominal value of €289 million (2023: €304 million). The market value of shares held was €1,434 million (2023: €1,855 million). During the year, 87,129,475 (2023: 85,844,124) treasury shares were reissued under Group share schemes and no (2023: 1,463,959,031) shares were repurchased under the 2022 scheme which completed on 15 March 2023.

On 15 March 2024, the Group announced that the Board has approved the capital return through share buybacks of up to €2 billion of proceeds from the sale of Vodafone Spain. This is expected to commence following the completion of the sale of Vodafone Spain.

7. Share-based payments

Accounting policies

The Group operates a number of equity-settled share-based payment plans for the employees of subsidiaries using the Company's equity instruments. The fair value of the compensation given in respect of these share-based payment plans is recognised as a capital contribution to the Company's subsidiaries over the vesting period. The capital contribution is reduced by any payments received from subsidiaries in respect of these share-based payments.

The Company currently uses a number of equity-settled share plans to grant options and shares to the Directors and employees of its subsidiaries.

At 31 March 2024 the Company had 70 million ordinary share options outstanding (2023: 62 million).

The Company has made capital contributions to its subsidiaries in relation to share-based payments. At 31 March 2024, the cumulative capital contribution net of payments received from subsidiaries was €304 million (2023: €261 million). During the year ended 31 March 2024, the total capital contribution arising from share-based payments was €115 million (2023: €135 million), with payments of €72 million (2023: €113 million) received from subsidiaries.

Full details of share-based payments, share option schemes and share plans are disclosed in note 26 'Share-based payments' to the consolidated financial statements.

8. Reserves

The Board is responsible for the Group's capital management including the approval of dividends. This includes an assessment of both the level of reserves legally available for distribution and consideration as to whether the Company would be solvent and retain sufficient liquidity following any proposed distribution.

As Vodafone Group Plc is a Group holding company with no direct operations, its ability to make shareholder distributions is dependent on its ability to receive funds for such purposes from its subsidiaries in a manner which creates profits available for distribution for the Company. The major factors that impact the ability of the Company to access profits held in subsidiary companies at an appropriate level to fulfil its needs for distributable reserves on an ongoing basis include:

— the absolute size of the profit pools either currently available for distribution or capable of realisation into distributable reserves in the relevant entities;

— the location of these entities in the Group's corporate structure;

— profit and cash flow generation in those entities; and

— the risk of adverse changes in business valuations giving rise to investment impairment charges, reducing profits available for distribution.

The Group's consolidated reserves set out on page 137 do not reflect the profits available for distribution in the Group.

Notes to the Company financial statements (continued)

9. Equity dividends

Accounting policies

Dividends paid and received are included in the Company financial statements in the period in which the related dividends are actually paid or received or, in respect of the Company's final dividend for the year, approved by shareholders.

	2024 €m	2023 €m
Declared during the financial year		
Final dividend for the year ended 31 March 2023: 4.50 eurocents per share (2022: 4.50 eurocents per share)	1,215	1,265
Interim dividend for the year ended 31 March 2024: 4.50 eurocents per share (2023: 4.50 eurocents per share)	1,218	1,237
	2,433	**2,502**
Proposed after the balance sheet date and not recognised as a liability		
Final dividend for the year ended 31 March 2024: 4.50 eurocents per share (2023: 4.50 eurocents per share)	1,219	1,215

10. Guarantees, contingent liabilities and legal proceedings

	2024 €m	2023 €m
Performance and payment bonds[1]	**1,399**	**1,307**
Guarantees[2]	**1,566**	**1,661**

Notes:
1 Performance and payment bonds represent letter of credit arrangements provided to other Group companies.
2 Principally comprises Vodafone Group Plc's guarantee of the Group's share in a multicurrency loan facility, amounting to US$1 billion and €0.6 billion (2023: US$1.75 billion), which forms part of its overall joint venture investment in TPG Telecom Ltd (as detailed in note 22 'Capital and financial risk management' to the consolidated financial statements).

As detailed in note 25 'Post employment benefits' to the consolidated financial statements, the Company is the sponsor of the Group's main defined benefit scheme in the UK, being the Vodafone Group UK Pension Scheme ('Vodafone UK plan'). The results, assets and liabilities associated with the Vodafone UK plan are recognised in the financial statements of Vodafone Limited and Vodafone Group Services Limited.

As detailed in note 29 'Contingent liabilities and legal proceedings' to the consolidated financial statements, the Company has covenanted to provide security in favour of the trustees of the Vodafone Group UK Pension Scheme and the trustees of THUS Plc Group Scheme

Additionally, as detailed in note 32 'Subsidiaries exempt from audit' to the consolidated financial statements, the Company guarantees the debts and liabilities of certain of its UK subsidiaries at the balance sheet date in accordance with section 479C of the Companies Act 2006.

Legal proceedings

Details regarding certain legal actions which involve the Company are set out in note 29 'Contingent liabilities and legal proceedings' to the consolidated financial statements.

11. Other matters

The auditor's remuneration for the current year in respect of audit and audit-related services was €7 million (2023: €6 million[1]) and for non-audit services was €10 million (2023: €1 million).

The Company had two (2023: two) employees from 1 September 2023 when Luka Mucic was appointed Group Chief Financial Officer. The executive directors were remunerated by the Company for their services to the Group as a whole. No remuneration was paid to them specifically in respect of their services to Vodafone Group Plc for either year. Full details of the Directors' remuneration are disclosed in the 'Annual Report on Remuneration' on pages 106 to 118 and in Note 23 'Directors and key management compensation'.

Vodafone Group Plc is incorporated and domiciled in England and Wales (registration number 1833679). The registered address of the Company is Vodafone House, The Connection, Newbury, Berkshire, RG14 2FN, England.

Note:
1 Audit fees of the parent company for the year ended 31 March 2023 have increased by €1 million compared to the amount previously reported. This is to include fees agreed during the year ended 31 March 2024 relating to the year ended 31 March 2023.

Non-GAAP measures

In the discussion of the Group's reported operating results, non-GAAP measures are presented to provide readers with additional financial information that is regularly reviewed by management. This additional information presented is not uniformly defined by all companies including those in the Group's industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS but is not itself a measure defined under GAAP. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure. The non-GAAP measures discussed in this document are listed below.

Non-GAAP measure	Defined on page	Closest equivalent GAAP measure	Reconciled on page
Performance metrics			
Adjusted EBITDAaL	Page 236	Operating profit	Page 149
Organic Adjusted EBITDAaL growth	Page 236	Not applicable	–
Organic revenue growth	Page 236	Revenue	Pages 237, 239 and 240
Organic Group service revenue growth excluding Turkey	Page 236	Service revenue	Pages 237, 239 and 240
Organic Group Adjusted EBITDAaL growth excluding Turkey	Page 236	Not applicable	–
Organic service revenue growth	Page 236	Service revenue	Pages 237, 239 and 240
Organic mobile service revenue growth	Page 236	Service revenue	Pages 237, 239 and 240
Organic fixed service revenue growth	Page 236	Service revenue	Pages 237, 239 and 240
Organic Vodafone Business (B2B) service revenue growth (Group and Operating segments)	Page 236	Service revenue	Pages 237, 239 and 240
Organic financial services revenue growth in South Africa	Page 236	Service revenue	Pages 237, 239 and 240
Other metrics			
Adjusted profit attributable to owners of the parent	Page 241	Profit attributable to owners of the parent	Page 241
Adjusted basic earnings per share	Page 241	Basic earnings per share	Page 242
Cash flow, funding and capital allocation metrics			
Free cash flow	Page 242	Inflow from operating activities	Page 243
Adjusted free cash flow	Page 242	Inflow from operating activities	Pages 29 and 243
Gross debt	Page 242	Borrowings	Page 243
Net debt	Page 242	Borrowings less cash and cash equivalents	Page 243
Pre-tax ROCE (controlled)	Page 244	ROCE calculated using GAAP measures	Pages 244 and 245
Post-tax ROCE (controlled and associates/joint ventures)	Page 244	ROCE calculated using GAAP measures	Pages 244 and 245
Financing and Taxation metrics			
Adjusted net financing costs	Page 246	Net financing costs	Page 27
Adjusted profit before taxation	Page 246	Profit before taxation	Page 247
Adjusted income tax expense	Page 246	Income tax expense	Page 247
Adjusted effective tax rate	Page 246	Income tax expense	Page 247
Adjusted share of results of equity accounted associates and joint ventures	Page 246	Share of results of equity accounted associates and joint ventures	Page 247
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE	Page 246	Share of results of equity accounted associates and joint ventures	Page 247

Non-GAAP measures (continued)

Performance metrics

Non-GAAP measure	Purpose	Definition
Adjusted EBITDAaL	Adjusted EBITDAaL is used in conjunction with financial measures such as operating profit to assess our operating performance and profitability. It is a key external metric used by the investor community to assess performance of our operations. It is our segment performance measure in accordance with IFRS 8 (Operating Segments).	Adjusted EBITDAaL is operating profit after depreciation on lease-related right of use assets and interest on lease liabilities but excluding depreciation, amortisation and gains/losses on disposal of owned assets and excluding share of results of equity accounted associates and joint ventures, impairment losses/reversals, restructuring costs arising from discrete restructuring plans, other income and expense and significant items that are not considered by management to be reflective of the underlying performance of the Group.

Adjusted EBITDAaL margin is Adjusted EBITDAaL divided by Revenue.

Organic growth

Organic growth presents performance on a comparable basis, excluding the impact of foreign exchange rates, mergers and acquisitions, the hyperinflation adjustment in Turkey and other adjustments to improve the comparability of results between periods.

Organic growth is calculated for revenue and profitability metrics, as follows:

– Adjusted EBITDAaL;

– Revenue;

– Group service revenue excluding Turkey;

– Group Adjusted EBITDAaL excluding Turkey;

– Service revenue;

– Mobile service revenue;

– Fixed service revenue;

– Vodafone Business service revenue (Group and Operating segments); and

– Financial services revenue in South Africa.

Whilst organic growth is not intended to be a substitute for reported growth, nor is it superior to reported growth, we believe that the measure provides useful and necessary information to investors and other interested parties for the following reasons:

– It provides additional information on underlying growth of the business without the effect of certain factors unrelated to its operating performance;

– It is used for internal performance analysis; and

– It facilitates comparability of underlying growth with other companies (although the term 'organic' is not a defined term under GAAP and may not, therefore, be comparable with similarly-titled measures reported by other companies).

We have not provided a comparative in respect of organic growth rates as the current rates describe the change between the beginning and end of the current period, with such changes being explained by the commentary in this document. If comparatives were provided, significant sections of the commentary for prior periods would also need to be included, reducing the usefulness and transparency of this document.

	FY24 €m	Re-presented[1] FY23 €m	Reported growth %	M&A and Other pps	Foreign exchange pps	Organic growth* %
Year ended 31 March 2024						
Service revenue						
Germany	11,453	11,433	0.2	–	–	0.2
Mobile service revenue	5,059	5,060	-	–	–	-
Fixed service revenue	6,394	6,373	0.3	–	–	0.3
UK	5,631	5,358	5.1	–	(0.1)	5.0
Mobile service revenue	4,142	3,928	5.4	–	-	5.4
Fixed service revenue	1,489	1,430	4.1	–	(0.2)	3.9
Other Europe[2]	4,722	5,005	(5.7)	10.6	(0.7)	4.2
Turkey[3]	1,746	1,593	9.6	10.7	68.2	88.5
Africa[4]	5,951	6,556	(9.2)	–	18.4	9.2
Common Functions	559	530				
Eliminations	(150)	(157)				
Total service revenue	**29,912**	**30,318**	**(1.3)**	**1.9**	**5.7**	**6.3**
Other revenue	6,805	7,354				
Revenue	**36,717**	**37,672**	**(2.5)**	**2.8**	**5.6**	**5.9**
Other growth metrics						
Group service revenue excluding Turkey	28,197	28,912	(2.5)	2.4	3.8	3.7
Group Adjusted EBITDAaL excluding Turkey	10,509	12,023	(12.6)	8.3	3.7	(0.6)
Turkey - Service revenue	1,746	1,440	21.3	(14.7)	81.9	88.5
Turkey - Adjusted EBITDAaL	510	401	27.2	(12.8)	85.5	99.9
Vodafone Business - Service revenue	7,735	7,757	(0.3)	1.8	3.5	5.0
Germany - Vodafone Business service revenue	2,422	2,421	–	–	–	–
UK - Vodafone Business service revenue	2,144	2,075	3.3	–	(0.1)	3.2
Other Europe - Vodafone Business service revenue	1,502	1,496	0.4	8.1	(0.6)	7.9
Turkey - Vodafone Business service revenue	233	194	20.1	(14.4)	81.7	87.4
South Africa - Financial services revenue	157	167	(6.0)	–	13.9	7.9
M-Pesa revenue	389	367	6.0	–	7.4	13.4

Notes:
1 The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 'Discontinued operations and assets held for sale' in the consolidated financial statements for more information.
2 The comparative period includes the results of Vodafone Hungary which, as previously reported, was sold in January 2023.
3 The comparative period includes the results of Vodafone Ghana which, as previously reported, was sold in February 2023.
4 From 1 April 2023, the Group revised its segmental reporting by moving Vodafone Egypt to the Africa segment. The comparatives have been re-presented on the new basis of segmental reporting. There is no impact on previously reported Group metrics.

Non-GAAP measures (continued)

Unaudited information

	FY24 €m	Re-presented[1] FY23 €m	Reported growth %	M&A and Other pps	Foreign exchange pps	Organic growth* %
Year ended 31 March 2024						
Adjusted EBITDAaL						
Germany	5,017	5,323	(5.8)	–	–	(5.8)
UK	1,408	1,350	4.3	-	(0.3)	4.0
Other Europe[2]	1,516	1,632	(7.1)	9.4	(0.8)	1.5
Turkey[3]	510	424	20.3	3.0	76.6	99.9
Africa[4]	2,539	2,880	(11.8)	-	18.2	6.4
Vantage Towers	–	795				
Common Functions	29	20				
Eliminations	–	–				
Group	**11,019**	**12,424**	**(11.3)**	**8.6**	**4.9**	**2.2**
Percentage point change in Adjusted EBITDAaL margin						
Germany	38.7%	40.6%	(1.9)	–	–	(1.9)
UK	20.6%	19.8%	0.8	-	-	0.8
Other Europe[2]	27.5%	28.4%	(0.9)	(0.5)	-	(1.4)
Turkey[3]	21.6%	20.5%	1.1	(0.2)	0.1	1.0
Africa[4]	34.2%	35.7%	(1.5)	-	0.4	(1.1)
Group	**30.0%**	**33.0%**	**(3.0)**	**2.0**	**(0.1)**	**(1.1)**

Notes:

1 The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 'Discontinued operations and assets held for sale' in the consolidated financial statements for more information.

2 The comparative period includes the results of Vodafone Hungary which, as previously reported, was sold in January 2023.

3 The comparative period includes the results of Vodafone Ghana which, as previously reported, was sold in February 2023.

4 From 1 April 2023, the Group revised its segmental reporting by moving Vodafone Egypt to the Africa segment. The comparatives have been re-presented on the new basis of segmental reporting. There is no impact on previously reported Group metrics.

	Q4 FY24 €m	Re-presented[1] Q4 FY23 €m	Reported growth %	M&A and Other pps	Foreign exchange pps	Organic growth* %
Quarter ended 31 March 2024						
Service revenue						
Germany	2,839	2,821	0.6	–	–	0.6
Mobile service revenue	1,257	1,235	1.8	–	–	1.8
Fixed service revenue	1,582	1,586	(0.3)	0.1	–	(0.2)
UK	1,409	1,319	6.8	–	(3.2)	3.6
Mobile service revenue	1,012	948	6.8	–	(3.1)	3.7
Fixed service revenue	397	371	7.0	–	(3.5)	3.5
Other Europe[2]	1,181	1,178	0.3	4.8	0.4	5.5
Turkey[3]	525	454	15.6	1.1	88.9	105.6
Africa[4]	1,484	1,466	1.2	-	8.8	10.0
Common Functions	140	128				
Eliminations	(32)	(31)				
Total service revenue	**7,546**	**7,335**	**2.9**	**0.2**	**4.0**	**7.1**
Other revenue	1,842	1,793				
Revenue	**9,388**	**9,128**	**2.8**	**1.2**	**4.3**	**8.3**
Other growth metrics						
Group service revenue excluding Turkey	7,027	6,913	1.6	1.1	1.3	4.0
Turkey - Service revenue	525	430	22.1	(18.2)	101.7	105.6
Vodafone Business - Service revenue	1,979	1,918	3.2	0.4	1.8	5.4
Germany - Vodafone Business service revenue	605	599	1.0	-	-	1.0
UK - Vodafone Business service revenue	545	531	2.6	-	(3.1)	(0.5)
Other Europe - Vodafone Business service revenue	399	369	8.1	3.5	0.6	12.2
Turkey - Vodafone Business service revenue	71	59	20.3	(17.9)	99.8	102.2

Notes:

1 The results for the quarter ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 'Discontinued operations and assets held for sale' in the consolidated financial statements for more information.

2 The comparative period includes the results of Vodafone Hungary which, as previously reported, was sold in January 2023.

3 The comparative period includes the results of Vodafone Ghana which, as previously reported, was sold in February 2023.

4 From 1 April 2023, the Group revised its segmental reporting by moving Vodafone Egypt to the Africa segment. The comparatives have been re-presented on the new basis of segmental reporting. There is no impact on previously reported Group metrics.

Non-GAAP measures (continued)

Unaudited information

	Q3 FY24 €m	Re-presented[1] Q3 FY23 €m	Reported growth %	M&A and Other pps	Foreign exchange pps	Organic growth* %
Quarter ended 31 December 2023						
Service revenue						
Germany	2,892	2,882	0.3	–	–	0.3
Mobile service revenue	1,272	1,279	(0.5)	–	–	(0.5)
Fixed service revenue	1,620	1,603	1.1	(0.1)	–	1.0
UK	1,400	1,327	5.5	–	(0.3)	5.2
Mobile service revenue	1,034	977	5.8	–	(0.4)	5.4
Fixed service revenue	366	350	4.6	–	–	4.6
Other Europe[2]	1,175	1,275	(7.8)	12.4	(1.0)	3.6
Turkey[3]	393	368	6.8	19.5	64.1	90.4
Africa[4]	1,543	1,668	(7.5)	–	16.3	8.8
Common Functions	137	134				
Eliminations	(35)	(37)				
Total service revenue	**7,505**	**7,617**	**(1.5)**	**2.5**	**5.3**	**6.3**
Other revenue	1,841	1,978				
Revenue	**9,346**	**9,595**	**(2.6)**	**3.3**	**5.2**	**5.9**
Other growth metrics						
Group service revenue excluding Turkey	7,119	7,290	(2.3)	2.7	3.2	3.6
Turkey - Service revenue	393	334	17.7	(10.7)	83.4	90.4
Vodafone Business - Service revenue	1,943	1,954	(0.6)	2.5	3.1	5.0
Germany - Vodafone Business service revenue	612	629	(2.7)	0.8	–	(1.9)
UK - Vodafone Business service revenue	540	508	6.3	–	(0.5)	5.8
Other Europe - Vodafone Business service revenue	375	380	(1.3)	9.7	(0.6)	7.8
Turkey - Vodafone Business service revenue	53	44	20.5	(34.4)	108.6	94.7

Notes:
1   The results for the quarter ended 31 December 2022 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations.
   See note 7 'Discontinued operations and assets held for sale' in the consolidated financial statements for more information.
2   The comparative period includes the results of Vodafone Hungary which, as previously reported, was sold in January 2023.
3   The comparative period includes the results of Vodafone Ghana which, as previously reported, was sold in February 2023.
4   From 1 April 2023, the Group revised its segmental reporting by moving Vodafone Egypt to the Africa segment. The comparatives have been re-presented on the new basis of segmental reporting. There is no impact on previously reported Group metrics.

Other metrics

Non-GAAP measure	Purpose	Definition
Adjusted profit attributable to owners of the parent	This metric is used in the calculation of Adjusted basic earnings per share.	Adjusted profit attributable to owners of the parent excludes restructuring costs arising from discrete restructuring plans, amortisation of customer bases and brand intangible assets, impairment losses/reversals, other income and expense and mark-to-market and foreign exchange movements, together with related tax effects.
Adjusted basic earnings per share	This performance measure is used in discussions with the investor community.	Adjusted basic earnings per share is Adjusted profit attributable to owners of the parent divided by the weighted average number of shares outstanding. This is the same denominator used when calculating basic earnings per share.

Adjusted EBITDAaL and Adjusted profit attributable to owners of the parent

The table below reconciles Adjusted EBITDAaL and Adjusted profit attributable to owners of the parent to their closest equivalent GAAP measures, being Operating profit and Profit attributable to owners of the parent, respectively.

	Reported €m	FY24 Adjustments €m	Adjusted €m	Reported €m	FY23 Re-presented[1] Adjustments €m	Adjusted €m
Adjusted EBITDAaL	**11,019**	**–**	**11,019**	**12,424**	**–**	**12,424**
Restructuring costs	(703)	703	–	(538)	538	–
Interest on lease liabilities	440	–	440	355	–	355
Loss on disposal of property, plant & equipment and intangible assets	(34)	–	(34)	(41)	–	(41)
Depreciation and amortisation on owned assets[2]	(7,397)	606	(6,791)	(7,520)	555	(6,965)
Share of results of equity accounted associates and joint ventures[3]	(96)	323	227	433	220	653
Impairment reversal/(loss)	64	(64)	–	(64)	64	–
Other income	372	(372)	–	9,402	(9,402)	–
Operating profit	**3,665**	**1,196**	**4,861**	**14,451**	**(8,025)**	**6,426**
Investment income	581	–	581	232	–	232
Financing costs[4]	(2,626)	270	(2,356)	(1,609)	(399)	(2,008)
Profit before taxation	**1,620**	**1,466**	**3,086**	**13,074**	**(8,424)**	**4,650**
Income tax expense[5]	(50)	(650)	(700)	(492)	(532)	(1,024)
Profit for the financial year from continuing operations	**1,570**	**816**	**2,386**	**12,582**	**(8,956)**	**3,626**
Loss for the financial year from discontinued operations	(65)	65	–	(247)	247	–
Profit for the financial year	**1,505**	**881**	**2,386**	**12,335**	**(8,709)**	**3,626**
Profit attributable to:						
- Owners of the parent (Continuing)	1,205	816	2,021	12,085	(8,962)	3,123
- Owners of the parent (Total Group)	1,140	881	2,021	11,838	(8,715)	3,123
- Non-controlling interests	365	–	365	497	6	503
Profit for the financial year	**1,505**	**881**	**2,386**	**12,335**	**(8,709)**	**3,626**

Notes:
1   The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 'Discontinued operations and assets held for sale' in the consolidated financial statements for more information.
2   Depreciation and amortisation on owned assets excludes depreciation on leased assets and loss on disposal of leased assets included within Adjusted EBITDAaL. See page 248 for an analysis of depreciation and amortisation. The adjustment of €606 million (FY23: €555 million) relates to amortisation of customer bases and brand intangible assets.
3   See page 247 for a breakdown of the adjustments to Share of results of equity accounted associates and joint ventures to derive Adjusted share of results of equity accounted associates and joint ventures.
4   See 'Net financing costs' on page 27 for further analysis.
5   See 'Adjusted tax metrics' on page 247 for further analysis.

Non-GAAP measures (continued)
Unaudited information

Adjusted basic earnings per share

The reconciliation of Adjusted basic earnings per share to the closest equivalent GAAP measure, basic earnings per share, is provided below.

	FY24 €m	Re-presented[1] FY23 €m
Profit attributable to owners of the parent	1,140	11,838
Adjusted profit attributable to owners of the parent	2,021	3,123
	Million	Million
Weighted average number of shares outstanding - Basic	27,056	27,680
	eurocents	eurocents
Basic earnings per share	**4.21c**	**42.77c**
Adjusted basic earnings per share	**7.47c**	**11.28c**

Note:
1   The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 'Discontinued operations and assets held for sale' in the consolidated financial statements for more information.

Cash flow, funding and capital allocation metrics

Cash flow and funding

Non-GAAP measure	Purpose	Definition
Free cash flow	Internal performance reporting. External metric used by investor community. Assists comparability with other companies, although our metric may not be directly comparable to similarly titled measures used by other companies.	Free cash flow is Adjusted EBITDAaL after cash flows in relation to capital additions, working capital movements including in respect of capital additions, disposal of property, plant and equipment and intangible assets, integration capital additions and restructuring costs, together with related working capital, licences and spectrum, interest received and paid, taxation, dividends received from associates and joint ventures, dividends paid to non-controlling shareholders in subsidiaries, payments in respect of lease liabilities and other.
Adjusted free cash flow	Internal performance reporting. External metric used by investor community. Setting director and management remuneration. Key external metric used to evaluate liquidity and the cash generated by our operations.	Adjusted free cash flow is Free cash flow before licences and spectrum, restructuring costs arising from discrete restructuring plans, integration capital additions and working capital related items, M&A and (prior to disposal) Vantage Towers growth capital expenditure. Growth capital expenditure is total capital expenditure excluding maintenance-type expenditure.
Gross debt	Prominent metric used by debt rating agencies and the investor community.	Non-current borrowings and current borrowings, excluding lease liabilities, collateral liabilities and borrowings specifically secured against Indian assets.
Net debt	Prominent metric used by debt rating agencies and the investor community.	Gross debt less cash and cash equivalents, short-term investments, derivative financial instruments excluding mark-to-market adjustments and net collateral assets.

Cash flow and funding (continued)

The table below presents the reconciliation between Inflow from operating activities and Free cash flow.

	FY24 €m	Re-presented[1] FY23 €m
Inflow from operating activities	**16,557**	**18,054**
Net tax paid	724	1,228
Cashflows from discontinued operations	(3,296)	(3,464)
Cash generated by operations	**13,985**	**15,818**
Capital additions	(6,331)	(7,067)
Working capital movement in respect of capital additions	(141)	(120)
Disposal of property, plant and equipment and intangible assets	14	90
Integration capital additions	(81)	(200)
Working capital movement in respect of integration capital additions	(37)	(5)
Licences and spectrum	(454)	(773)
Interest received and paid[2]	(1,685)	(1,468)
Taxation	(724)	(1,228)
Dividends received from associates and joint ventures	442	617
Dividends paid to non-controlling shareholders in subsidiaries	(260)	(400)
Payments in respect of lease liabilities	(3,135)	(2,747)
Other	190	66
Free cash flow	**1,783**	**2,583**

Notes:
1. The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 'Discontinued operations and assets held for sale' in the consolidated financial statements for more information.
2. Includes interest on lease liabilities of €406 million (FY23: €296 million), excluding discontinued operations.

The table below presents the reconciliation between Borrowings, Gross debt and Net debt.

	Year-end FY24 €m	Year-end FY23 €m
Borrowings	**(56,987)**	**(66,390)**
Lease liabilities	9,672	13,364
Bank borrowings secured against Indian assets	1,720	1,485
Collateral liabilities	2,628	4,886
Gross debt	**(42,967)**	**(46,655)**
Collateral liabilities	(2,628)	(4,886)
Cash and cash equivalents	6,183	11,705
Short-term investments	3,225	4,305
Collateral assets	741	239
Derivative financial instruments	2,702	4,702
Less mark-to-market gains deferred in hedge reserves	(498)	(2,785)
Net debt	**(33,242)**	**(33,375)**

Non-GAAP measures (continued)
Unaudited information

Return on Capital Employed

Non-GAAP measure	Purpose	Definition
Return on Capital Employed ('ROCE')	ROCE is a metric used by the investor community and reflects how efficiently we are generating profit with the capital we deploy.	We calculate ROCE by dividing Operating profit by the average of capital employed as reported in the consolidated statement of financial position. Capital employed includes borrowings, cash and cash equivalents, derivative financial instruments included in trade and other receivables/payables, short term investments, collateral assets, financial liabilities under put option arrangements and equity.
Pre-tax ROCE (controlled) Post-tax ROCE (controlled and associates/joint ventures)	As above.	We calculate pre-tax ROCE (controlled) by using Operating profit excluding interest on lease liabilities, restructuring costs arising from discrete restructuring plans, impairment losses/reversals, other income and expense, the impact of hyper-inflationary adjustments in Turkey and the share of results of equity accounted associates and joint ventures. On a post-tax basis, the measure includes our Adjusted share of results from associates and joint ventures and a notional tax charge. Capital is equivalent to net operating assets and is calculated as the average of opening and closing balances of: property, plant and equipment (including leased assets and lease liabilities), intangible assets (including goodwill), operating working capital (including held for sale assets and excluding derivative balances) and provisions, excluding the impact of hyper-inflationary adjustments in Turkey. Other assets that do not directly contribute to returns are excluded from this measure and include other investments, current and deferred tax balances and post employment benefits. On a post-tax basis, ROCE also includes our investments in associates and joint ventures.

ROCE using GAAP measures

The table below presents the calculation of ROCE using GAAP measures as reported in the consolidated income statement and consolidated statement of financial position.

	FY24 €m	Re-presented[1] FY23 €m
Operating profit[2]	**3,665**	**14,451**
Borrowings	56,987	66,390
Cash and cash equivalents	(6,183)	(11,705)
Derivative financial instruments included in trade and other receivables	(4,226)	(6,124)
Derivative financial instruments included in trade and other payables	1,524	1,422
Short-term investments	(3,225)	(4,305)
Collateral assets	(741)	(239)
Financial liabilities under put option arrangements	–	485
Equity	60,998	64,483
Capital employed at end of the year	**105,134**	**110,407**
Average capital employed for the year	**107,771**	**111,062**
ROCE using GAAP measures	**3.4%**	**13.0%**

Notes:
1 The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 'Discontinued operations and assets held for sale' in the consolidated financial statements for more information.
2 Operating profit includes Other income/(expense), which includes merger and acquisition activity that is non-recurring in nature.

Return on Capital Employed ('ROCE') : Non-GAAP basis

The table below presents the calculation of ROCE using non-GAAP measures and reconciliations to the closest equivalent GAAP measure.

	FY24[2] €m	Re-presented[1] FY23[2] €m
Operating profit	**3,665**	**14,451**
Interest on lease liabilities	(440)	(355)
Restructuring costs	703	538
Other income	(372)	(9,402)
Share of results of equity accounted associates and joint ventures	96	(433)
Impairment (reversal)/loss	(64)	64
Other adjustments[3]	296	(413)
Adjusted operating profit for calculating pre-tax ROCE (controlled)	**3,884**	**4,450**
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE[4]	(116)	430
Notional tax at Adjusted effective tax rate[5]	(923)	(1,249)
Adjusted operating profit for calculating post-tax ROCE (controlled and associates/joint ventures)	**2,845**	**3,631**
Capital employed for calculating ROCE on a GAAP basis	**105,134**	**110,407**
Adjustments to exclude:		
- Leases	(9,672)	(13,364)
- Deferred tax assets	(20,177)	(19,316)
- Deferred tax liabilities	699	771
- Taxation recoverable	(76)	(279)
- Taxation liabilities	393	457
- Other investments	(1,543)	(1,781)
- Investments in associates and joint ventures	(10,032)	(11,079)
- Pension assets and liabilities	(76)	(71)
- Removal of capital employed related to discontinued operations	(12,129)	(12,180)
- Other adjustments[3]	(1,009)	(877)
Adjusted capital employed for calculating pre-tax ROCE (controlled)	**51,512**	**52,688**
Investments in associates and joint ventures[2]	10,032	11,079
Adjusted capital employed for calculating post-tax ROCE (controlled and associates/joint ventures)	**61,544**	**63,767**
Average capital employed for calculating pre-tax ROCE (controlled)[2]	**52,100**	**54,440**
Average capital employed for calculating post-tax ROCE (controlled and associates/joint ventures)[2]	**62,656**	**59,713**
Pre-tax ROCE (controlled)	**7.5%**	**8.2%**
Post-tax ROCE (controlled and associates/joint ventures)	**4.5%**	**6.1%**

Notes:
1 The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 'Discontinued operations and assets held for sale' in the consolidated financial statements for more information.
2 FY23 ROCE calculations exclude the results of Vantage Towers until its disposal on 22 March 2023 and the investment in Oak Holdings 1 GmbH from that date. FY23 capital employed for calculating post-tax ROCE (controlled and associates/joint ventures), FY22 Capital employed for calculating pre-tax ROCE (controlled) and FY22 capital employed for calculating post-tax ROCE (controlled and associates/joint ventures) have been adjusted to €57,911 million, €56,192 million and €61,515 million, respectively, for the purposes of calculating relevant FY23 averages.
3 Comprises adjustments to exclude hyperinflationary accounting in Turkey.
4 Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE is a non-GAAP measure and excludes restructuring costs and other income.
5 Includes tax at the Adjusted effective tax rate of 24.5% (FY23: 25.6%).

Non-GAAP measures (continued)
Unaudited information

Financing and Taxation metrics

Non-GAAP measure	Purpose	Definition
Adjusted net financing costs	This metric is used by both management and the investor community. This metric is used in the calculation of Adjusted basic earnings per share.	Adjusted net financing costs exclude mark-to-market and foreign exchange gains/losses.
Adjusted profit before taxation	This metric is used in the calculation of the Adjusted effective tax rate (see below).	Adjusted profit before taxation excludes the tax effects of items excluded from Adjusted basic earnings per share, including: impairment losses/reversals, amortisation of customer bases and brand intangible assets, restructuring costs arising from discrete restructuring plans, other income and expense and mark-to-market and foreign exchange movements.
Adjusted income tax expense	This metric is used in the calculation of the Adjusted effective tax rate (see below).	Adjusted income tax expense excludes the tax effects of items excluded from Adjusted basic earnings per share, including: impairment losses/reversals, amortisation of customer bases and brand intangible assets, restructuring costs arising from discrete restructuring plans, other income and expense and mark-to-market and foreign exchange movements. It also excludes deferred tax movements relating to tax losses in Luxembourg as well as other significant one-off items.
Adjusted effective tax rate	This metric is used by both management and the investor community.	Adjusted income tax expense (see above) divided by Adjusted profit before taxation (see above).
Adjusted share of results of equity accounted associates and joint ventures	This metric is used in the calculation of Adjusted effective tax rate.	Share of results of equity accounted associates and joint ventures excluding restructuring costs, amortisation of acquired customer base and brand intangible assets and other income and expense.
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE	This metric is used in the calculation of post-tax ROCE (controlled and associates/joint ventures).	Share of results of equity accounted associates and joint ventures excluding restructuring costs and other income and expense.

Adjusted tax metrics

The table below reconciles Profit before taxation and Income tax expense to Adjusted profit before taxation, Adjusted income tax expense and Adjusted effective tax rate.

	FY24 €m	Re-presented[1] FY23 €m
Profit before taxation	**1,620**	**13,074**
Adjustments to derive Adjusted profit before tax	1,466	(8,424)
Adjusted profit before taxation	**3,086**	**4,650**
Adjusted share of results of equity accounted associates and joint ventures	(227)	(653)
Adjusted profit before tax for calculating Adjusted effective tax rate	**2,859**	**3,997**
Income tax expense	**(50)**	**(492)**
Tax on adjustments to derive Adjusted profit before tax	(342)	(205)
Adjustments:		
- Deferred tax on recognition of Luxembourg losses in the year	(1,019)	–
- Deferred tax on use of Luxembourg losses in the year	598	33
- UK corporate interest restriction	78	15
- Tax relating to hyperinflation accounting	35	(309)
- Tax relating to Vantage Towers disposal	–	(66)
Adjusted income tax expense for calculating Adjusted tax rate	**(700)**	**(1,024)**
Adjusted effective tax rate	**24.5%**	**25.6%**

Note:
1 The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 'Discontinued operations and assets held for sale' in the consolidated financial statements for more information.

Adjusted share of results of equity accounted associates and joint ventures

The table below reconciles Adjusted share of results of equity accounted associates and joint ventures to the closest GAAP equivalent, Share of results of equity accounted associates and joint ventures.

	FY24 €m	FY23 €m
Share of results of equity accounted associates and joint ventures	**(96)**	**433**
Restructuring costs	7	6
Other income	(27)	(9)
Adjusted share of results of equity accounted associates and joint ventures used in post-tax ROCE	**(116)**	**430**
Amortisation of acquired customer base and brand intangible assets	343	223
Adjusted share of results of equity accounted associates and joint ventures	**227**	**653**

Additional information
Unaudited information

Analysis of depreciation and amortisation

The table below presents an analysis of the different components of depreciation and amortisation discussed in the document, reconciled to the GAAP amounts in the consolidated income statement.

	FY24 €m	Re-presented[1] FY23 €m
Depreciation on leased assets - included in Adjusted EBITDAaL	3,003	2,682
Depreciation on leased assets - included in Restructuring costs	14	51
Depreciation on leased assets	**3,017**	**2,733**
Depreciation on owned assets	3,882	4,140
Amortisation of owned intangible assets	3,515	3,380
Depreciation and amortisation on owned assets included in Restructuring costs	–	2
Depreciation and amortisation on owned assets	**7,397**	**7,522**
Total depreciation and amortisation on owned and leased assets	**10,414**	**10,255**
Loss on disposal of owned fixed assets	34	41
Loss on disposal of leased assets	–	(8)
Depreciation and amortisation - as recognised in the consolidated income statement	**10,448**	**10,288**

Note:
1 The results for the year ended 31 March 2023 have been re-presented to reflect that the results of Vodafone Spain and Vodafone Italy are now reported as discontinued operations. See note 7 'Discontinued operations and assets held for sale' in the consolidated financial statements for more information.

Analysis of tangible and intangible additions

The table below presents an analysis of the different components of tangible and intangible additions discussed in the document.

	FY24 €m	FY23 €m
Capital additions	6,331	8,378
Integration related capital additions	81	287
Licence and spectrum additions	283	439
Additions	**6,695**	**9,104**
Intangible asset additions	2,622	3,250
Property, plant and equipment owned additions	4,073	5,854
Total additions	**6,695**	**9,104**

Shareholder information

Unaudited information

2024/25 financial calendar key dates

Ex-dividend date for final dividend for ordinary shareholders	6 June 2024
Ex-dividend date for final dividend for ADR holders	7 June 2024
Record date for final dividend	7 June 2024
AGM	30 July 2024
Final dividend payment	2 August 2024

Useful contacts

The Registrar

Equiniti, Aspect House, Spencer Road, Lancing, West Sussex, BN99 6DA

Telephone: +44 (0) 371 384 2532



See **help.shareview.co.uk** for more information about this service

ADS holders

EQ Shareowner Services P.O. Box 64504 St. Paul, MN 55164-0504 United States of America

Telephone: +1 800 990 1135 (toll free), or for calls from outside the United States: +1 651 453 2128



See **shareowneronline.com** for more information about this service

Shareholder information

Managing your shares via Shareview

Our share registrar, Equiniti, operates a portfolio service, Shareview, for investors in ordinary shares. This provides our shareholders with online access to information about their investments, as well as a facility to help manage their holdings online, such as being able to:

- update your details online including your address and dividend payment instructions;
- buy and sell shares easily;
- receive certain shareholder communications electronically;
- send your general meeting voting instructions in advance of shareholder meetings;
- view information about and join the Vodafone Group Plc Dividend Reinvestment Plan ('DRIP'); and
- access your online statements.

Equiniti also offers an internet and telephone share dealing service to existing shareholders.

See shareview.co.uk for more information about this service.

Shareholders with any queries regarding their holding should contact Equiniti on the contact details above.

Shareholders may also find the Investors section of our corporate website useful for general queries and information about the Company.



See **vodafone.com/investor** for further details

AGM

Our fourtieth AGM will be held at The Pavilion, Vodafone House, Newbury RG14 2FN on Tuesday, 30 July 2024 at 10.00 am.

Shareholder communications

We are taking steps to reduce our impact on our planet. The use of electronic communications, rather than printed paper documents, means information about the Company can be accessed through emails or the Company's website, thus supporting our efforts to reduce our impact on the environment.

A growing number of our shareholders have opted to receive communications from us electronically. Shareholders who have done so will be sent an email alert containing a link to the relevant documents.

We encourage all our shareholders to sign up for this service. You can register for this service at shareview.co.uk or by contacting Equiniti on the telephone number provided on the left of this page.



See **vodafone.com/investor** for further information about this service

ShareGift

We support ShareGift, the charity share donation scheme (registered charity number 1052686). Through ShareGift, shareholders who have only a very small number of shares, which might be considered uneconomic to sell, are able to donate them to charity. Donated shares are aggregated and sold by ShareGift, with the proceeds being passed on to a wide range of UK charities.



See **sharegift.org or call +44 (0)20 7930 3737** for further details

Warning to shareholders ('boiler room' scams)

Over recent years, we have become aware of investors who have received unsolicited calls or correspondence, in some cases purporting to have been issued by us, concerning investment matters. These callers typically make claims of highly profitable investment opportunities that turn out to be worthless or simply do not exist. These approaches are usually made by unauthorised companies and individuals and are commonly known as 'boiler room' scams. Investors are advised to be wary of any unsolicited advice or offers to buy shares. If it sounds too good to be true, it often is.



See the FCA website at **fca.org.uk/scamsmart** for more detailed information about this or similar activities

Dividends

Read more on the dividend amount per share on pages 31 and 168.

Euro dividends

Dividends are declared in euros to align with the functional currency of the Company, and paid in euros and pounds sterling according to where the shareholder is resident. Cash dividends to ADS holders are paid by the ADS depositary bank in US dollars. The foreign exchange rates at which dividends declared in euros are converted into pounds sterling and US dollars are calculated based on the average exchange rate of the five business days during the week prior to the payment of the dividend.

Payment of dividends by direct credit

We pay cash dividends directly to shareholders' bank or building society accounts. This ensures secure delivery and means dividend payments are credited to shareholders' designated accounts on the same day payment is made. For ordinary shareholders, a dividend confirmation covering both the interim and final dividends paid during the financial year is sent to shareholders at the time of the interim dividend in February.

Dividend reinvestment plan

We offer a dividend reinvestment plan which allows holders of ordinary shares who choose to participate to use their cash dividends to acquire additional shares in the Company. These are purchased on their behalf by the plan administrator, Equiniti, through a low-cost dealing arrangement. For ADS holders, J.P. Morgan, through its transfer agent, EQ Shareowner Services, maintains the Global Invest Direct Program, which is a direct purchase and sale plan for depositary receipts with a dividend reinvestment facility.



See **vodafone.com/dividends** for further information about dividend payments

Shareholder information (continued)

Unaudited information

Taxation of dividends
See page 253 for details on dividend taxation.

Shareholders as at 31 March 2024

Number of ordinary shares held	Number of accounts	% of total of issued shares
1–1,000	19,179	0.02
1,001–5,000	9,367	0.08
5,001–50,000	4,003	0.18
50,001–100,000	266	0.07
100,001–500,000	420	0.36
More than 500,000	935	99.30

Major shareholders
As at 10 May 2024, J.P. Morgan, as custodian of our ADR programme, held approximately 14% of our ordinary shares of 20[20/21] US cents each as nominee. At this date, the total number of ADRs outstanding was 373,682,919.

As at 10 May 2024, 1,136 holders of ordinary shares had registered addresses in the United States and held a total of approximately 0.01% of the ordinary shares of the Company.

As at 31 March 2024, the following voting rights and percentage interests in the ordinary share capital of the Company, disclosable under the Disclosure Guidance and Transparency Rule ('DTR') 5, had been notified to the Directors.

Shareholder	Voting rights	Shareholding[1]
Emirates Telecommunications Group Company PJSC ('e&')	3,790,743,685	14.006097%[2]
BlackRock, Inc.	1,690,543,089	6.23%
Liberty Global plc	1,335,000,000	4.92%
Norges Bank	803,179,853	3.0004%

Notes:
1. The percentage of voting rights detailed above was calculated at the time of the relevant disclosures made in accordance with DTR 5.
2. On 24 April 2023, e& and two of its affiliates reported a total shareholding in Vodafone of 14.61% as of 12 April 2023 in a Schedule 13D filing with the SEC'.

The Company is not aware of any other changes in the interests disclosed under DTR 5 between 31 March 2024 and 13 May 2024.

As far as the Company is aware, between 1 April 2021 and 13 May 2024, no shareholder held 3% or more of the voting rights attributable to the ordinary shares of the Company other than (i) J.P. Morgan, as custodian of our ADR program and (ii) e&, BlackRock, Inc., Liberty Global plc and Norges Bank (as described above).

The rights attaching to the ordinary shares of the Company held by these shareholders are identical in all respects to the rights attaching to all the ordinary shares of the Company. As at 13 May 2024, the Directors are not aware of any other interest of 3% or more in the ordinary share capital of the Company. The Company is not directly or indirectly owned or controlled by any foreign government or any other legal entity. There are no arrangements known to the Company that could result in a change of control of the Company.

Other information

Articles of Association and applicable English law

The following description summarises certain provisions of the Company's Articles of Association and applicable English law. This summary is qualified in its entirety by reference to the Companies Act 2006 and the Company's Articles of Association. The Company is a public limited company under the laws of England and Wales. The Company is registered in England and Wales under the name Vodafone Group Public Limited Company with the registration number 1833679.

Full details of where copies of the Articles of Association can be obtained are detailed on page 252 under 'Documents on display'.

All of the Company's ordinary shares are fully paid. Accordingly, no further contribution of capital may be required by the Company from the holders of such shares.

English law specifies that any alteration to the Articles of Association must be approved by a special resolution of the Company's shareholders.

Articles of Association
The Company's Articles of Association do not specifically restrict the objects of the Company.

Directors
The Directors are empowered under the Articles of Association to exercise all the powers of the Company subject to any restrictions in the Articles of Association, the Companies Act 2006 (as defined in the Articles of Association) and any special resolution.

Under the Company's Articles of Association, a Director cannot vote in respect of any proposal in which the Director, or any person connected with the Director, has a material interest other than by virtue of the Director's interest in the Company's shares or other securities. However, this restriction on voting does not apply in certain circumstances as set out in the Articles of Association.

The Directors are empowered to exercise all the powers of the Company to borrow money, subject to the limitation that the aggregate amount of all liabilities and obligations of the Group outstanding at any time shall not exceed an amount equal to 1.5 times the aggregate of the Group's share capital and reserves calculated in the manner prescribed in the Articles of Association, unless sanctioned by an ordinary resolution of the Company's shareholders.

Purchase of own shares
The Company can make market purchases of its own shares or agree to do so in the future provided it is duly authorised by its members in a general meeting and subject to and in accordance with section 701 of the Companies Act 2006. Such authority was given at the 2023 AGM.

At each AGM, all Directors who are to remain on the Board, shall offer themselves for election or re-election, as applicable, in accordance with the Company's Articles of Association and in the interests of good corporate governance.

Directors are not required under the Company's Articles of Association to hold any shares of the Company as a qualification to act as a Director, although the Executive Directors are required to under the Company's Remuneration Policy.

 **Read more on the Remuneration Policy on pages 100-105**

Rights attaching to the Company's shares

At 31 March 2024, the issued share capital and percentage of total share capital represented by each share class of the Company was as follows.

	Number	Percentage
Preference shares	50,000	0.0001%
Ordinary shares (excluding treasury shares)	27,080,121,854	93.9672%
Treasury shares	1,738,561,954	6.0327%
Ordinary shares (total)	28,818,683,808	99.9999%
Total shares (preference and ordinary)	28,818,733,808	100.0000%

Dividend rights

Holders of 7% cumulative fixed rate shares are entitled to be paid in respect of each financial year, or other accounting period of the Company, a fixed cumulative preferential dividend of 7% p.a. on the nominal value of the fixed rate shares. A fixed cumulative preferential dividend may only be paid out of available distributable profits that the Directors have resolved should be distributed.

The fixed rate shares do not have any other right to share in the Company's profits.

Holders of the Company's ordinary shares may, by ordinary resolution, declare dividends but may not declare dividends in excess of the amount recommended by the Directors. The Board of Directors may also pay interim dividends. No dividend may be paid other than out of profits available for distribution.

Dividends on ordinary shares can be paid to shareholders in whichever currency the Directors decide, using an appropriate exchange rate for any currency conversions that are required.

If a dividend has not been claimed for one year after the date of the resolution passed at a general meeting declaring that dividend or the resolution of the Directors providing for payment of that dividend, the Directors may invest the dividend or use it in some other way for the benefit of the Company until the dividend is claimed. If the dividend remains unclaimed for 12 years after the relevant resolution either declaring that dividend or providing for payment of that dividend, it will be forfeited and belong to the Company.

Voting rights

At a general meeting of the Company, when voting on substantive resolutions (i.e. any resolution that is not a procedural resolution) each shareholder who is entitled to vote and is present in person or by proxy has one vote for every share held (a poll vote). Procedural resolutions (such as a resolution to adjourn a general meeting or a resolution on the choice of Chair of a general meeting) shall be decided on a show of hands, where each shareholder who is present at the meeting has one vote regardless of the number of shares held, unless a poll is demanded.

Shareholders entitled to vote at general meetings may appoint proxies who are entitled to vote, attend and speak at general meetings. Two shareholders present in person or by proxy constitute a quorum for purposes of a general meeting of the Company.

Under English law, shareholders of a public company such as the Company are not permitted to pass resolutions by written consent. Record holders of the Company's ADSs are entitled to attend, speak and vote on a poll or a show of hands at any general meeting of the Company's shareholders by the depositary's appointment of them as corporate representatives or proxies with respect to the underlying ordinary shares represented by their ADSs. Alternatively, holders of ADSs are entitled to vote by supplying their voting instructions to the depositary or its nominee who will vote the ordinary shares underlying their ADSs in accordance with their instructions.

Holders of the Company's ADSs are entitled to receive notices of shareholders' meetings under the terms of the deposit agreement relating to the ADSs.

Employees who hold vested shares in an EquatePlus account are able to vote by submitting instructions online through the EquatePlus platform. Note there are two vested share accounts with Computershare (SPA, in respect of shares arising from a SAYE exercise, and MyShareBank, in respect of vested shares from the Global Incentive Plan).

Holders of the Company's 7% cumulative fixed rate shares are only entitled to vote on any resolution to vary or abrogate the rights attached to the fixed rate shares. Holders have one vote for every fully paid 7% cumulative fixed rate share.

Liquidation rights

In the event of the liquidation of the Company, after payment of all liabilities and deductions in accordance with English law, the holders of the Company's 7% cumulative fixed rate shares would be entitled to a sum equal to the capital paid up on such shares, together with certain dividend payments, in priority to holders of the Company's ordinary shares. The holders of the fixed rate shares do not have any other right to share in the Company's surplus assets.

Pre-emptive rights and new issues of shares

Under section 549 of the Companies Act 2006 Directors are, with certain exceptions, unable to allot the Company's ordinary shares or securities convertible into the Company's ordinary shares without the authority of the shareholders in a general meeting. In addition, section 561 of the Companies Act 2006 imposes further restrictions on the issue of equity securities (as defined in the Companies Act 2006 which includes the Company's ordinary shares and securities convertible into ordinary shares) that are, or are to be, paid up wholly in cash and not first offered to existing shareholders. The Company's Articles of Association allow shareholders to authorise Directors for a period specified in the relevant resolution to allot (i) relevant securities generally up to an amount fixed by the shareholders and (ii) equity securities for cash other than in connection with a pre-emptive offer up to an amount specified by the shareholders and free of the pre-emption restriction in section 561. At the 2023 AGM the amount of relevant securities fixed by shareholders under (i) above and the amount of equity securities specified by shareholders under (ii) above were in line with the Pre-Emption Group's Statement of Principles.

 See **investors.vodafone.com/agm2024** for further details of such proposals provided in the 2024 Notice of AGM.

Disclosure of interests in the Company's shares

There are no provisions in the Articles of Association whereby persons acquiring, holding or disposing of a certain percentage of the Company's shares are required to make disclosure of their ownership percentage, although such requirements exist under the DTRs.

General meetings and notices

Subject to the Articles of Association, AGMs are held at such times and places as determined by the Directors of the Company. The Directors may also, when they see fit, convene other general meetings of the Company. General meetings may also be convened on requisition as provided by the Companies Act 2006.

An AGM is required to be called on no less than 21 days' notice in writing. Subject to obtaining shareholder approval on an annual basis,

Shareholder information (continued)

the Company may call other general meetings on 14 days' notice. The Directors may determine that persons entitled to receive notices of meetings are those persons entered on the register at the close of business on a day determined by the Directors, but no later than 21 days before the date the relevant notice is sent. The notice may also specify the record date, the time of which shall be determined in accordance with the Articles of Association and the Companies Act 2006.

Under section 336 of the Companies Act 2006, the AGM must be held each calendar year and within six months of the Company's year end.

Variation of rights

If at any time the Company's share capital is divided into different classes of shares, the rights attached to any class may be varied, subject to the provisions of the Companies Act 2006, either with the consent in writing of the holders of three quarters in nominal value of the shares of that class or at a separate meeting of the holders of the shares of that class.

At every such separate meeting all of the provisions of the Articles of Association relating to proceedings at a general meeting apply, except that (i) the quorum is to be the number of persons (which must be at least two) who hold or represent by proxy no less than one third in nominal value of the issued shares of the class, or if such quorum is not present at an adjourned meeting, one person who holds shares of the class regardless of the number of shares he holds; (ii) any person present in person or by proxy may demand a poll; and (iii) each shareholder will have one vote per share held in that particular class in the event a poll is taken. Class rights are deemed not to have been varied by the creation or issue of new shares ranking equally, with, or subsequent to that class of shares in sharing in profits or assets of the Company or by a redemption or repurchase of the shares by the Company.

Limitations on transfer, voting and shareholding

As far as the Company is aware there are no limitations imposed on the transfer, holding or voting of the Company's ordinary shares other than those limitations that would generally apply to all of the shareholders, which apply by law (e.g. due to insider dealing rules) or those that apply as a result of failure to comply with a notice under section 793 of the Companies Act 2006.

No shareholder has any securities carrying special rights with regard to control of the Company. The Company is not aware of any agreements between holders of securities that may result in restrictions on the transfer of securities.

Documents on display

The Company is subject to the information requirements of the US Securities Exchange Act of 1934 (the 'Exchange Act') applicable to foreign private issuers. In accordance with these requirements, the Company files its Annual Report on Form 20-F and other related documents with the US Securities and Exchange Commission (the 'SEC'). These documents may be inspected at the SEC's public reference rooms located at 100 F Street, NE Washington, DC 20549. Information on the operation of the public reference rooms can be obtained in the United States by calling the SEC on +1-800-SEC-0330. In addition, some of the Company's SEC filings, including all those filed on or after 4 November 2002, are available on the SEC's website at sec.gov.

 **Click to download a copy of the Company's Articles of Association. Copies can also be obtained from the Company's registered office**

Material contracts

At the date of this Annual Report, the Group is not party to any contracts that are considered material to its results or operations except for:

- its EUR 3,840,000,000 (as increased to EUR 4,050,000,000) and USD 3,935,000,000 (as increased to USD 4,004,000,000) revolving credit facilities which are discussed in note 21 'Borrowings' to the consolidated statements;
- the Implementation Agreement dated 20 March 2017, as amended, relating to the combination of the Indian mobile telecommunications businesses of Vodafone Group and Idea Group as detailed in note 27 'Acquisitions and disposals' to the consolidated financial statements;
- the Investment Agreement dated 9 November 2022, as amended, and Shareholders' Agreement dated 22 March 2023, by which Vodafone established a co-control partnership for Vantage Towers AG with a consortium of long-term infrastructure investors led by Global Infrastructure Partners and KKR;
- the Relationship Agreement entered into with Emirates Telecommunications Group Company PJSC ("e&") on 11 May 2023, relating to (i) the proposed appointment of up to two individuals nominated by e& as non-executive directors to the Board of Vodafone Group Plc and (ii) the ongoing relationship between e& and the Company.
- the Sale and Purchase Agreement dated 31 October 2023 between Vodafone Europe B.V., Zegona Bidco, S.L.U., Zegona Communications PLC and Zegona Limited relating to the sale and purchase of Vodafone Holdings Europe S.L.U.; and
- the Sale and Purchase Agreement dated 15 March 2024 between Vodafone Europe B.V., Swisscom Italia S.R.L., Vodafone Group Plc and Swisscom AG relating to the sale and purchase of Vodafone Italia s.p.a..

Exchange controls

There are no UK Government laws, decrees or regulations that restrict or affect the export or import of capital including, but not limited to, foreign exchange controls on remittance of dividends on the ordinary shares or on the conduct of the Group's operations.

Taxation

As tax is a complex area, investors should consult their own tax adviser regarding the US federal, state and local, the UK and other tax consequences of owning and disposing of shares and ADSs in their particular circumstances.

This section describes, primarily for a US holder (as defined below), in general terms, the principal US federal income tax and UK tax consequences of owning or disposing of shares or ADSs in the Company held as capital assets (for US and UK tax purposes). This section does not, however, cover the tax consequences for members of certain classes of holders subject to special rules including, for example: US expatriates and former long-term residents of the United States; officers and employees of the Company; holders who, directly, indirectly or by attribution hold 5% or more of the Company's stock (by vote or value); financial institutions; insurance companies; individual retirement accounts and other tax-deferred accounts; tax-exempt organisations; dealers in securities or currencies; investors that will hold shares or ADSs as part of straddles, hedging transactions or conversion transactions for US federal income tax purposes; investors holding shares or ADSs in connection with a trade or business conducted outside of the US; or US holders whose functional currency is not the US dollar.

A US holder is a beneficial owner of shares or ADSs for US federal income tax purposes if they are:

– an individual citizen or resident of the United States;
– a US domestic corporation;
– an estate, the income of which is subject to US federal income tax regardless of its source; or
– a trust, if a US court can exercise primary supervision over the trust's administration and one or more US persons are authorised to control all substantial decisions of the trust, or the trust has validly elected to be treated as a domestic trust for US federal income tax purposes.

If an entity or arrangement treated as a partnership for US federal income tax purposes holds the shares or ADSs, the US federal income tax treatment of a partner in such partnership will generally depend on the status of the partner and the tax treatment of the partnership. Holders that are entities or arrangements treated as partnerships for US federal income tax purposes should consult their tax advisers concerning the US federal income tax consequences to them and their partners of the ownership and disposition of shares or ADSs by the partnership.

This section is based on the US Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, and on the tax laws of the UK, the Double Taxation Convention between the United States and the UK (the 'treaty') and current HM Revenue and Customs ('HMRC') practice, all as of the date hereof. These laws and such practice are subject to change, possibly on a retroactive basis.

This section is further based in part upon the representations of the depositary and assumes that each obligation in the deposit agreement and any related agreement will be performed in accordance with its terms.

For the purposes of the treaty and the US-UK double taxation convention relating to estate and gift taxes (the 'Estate Tax Convention'), and for US federal income tax and UK tax purposes, this section is based on the assumption that a holder of ADRs evidencing ADSs will generally be treated as the owner of the shares in the Company represented by those ADRs. Investors should note that a ruling by the first-tier tax tribunal in the UK has cast doubt on this view, but HMRC has stated that it will continue to apply its long-standing practice of regarding the holder of such ADRs as holding the beneficial interest in the underlying shares. Similarly, the US Treasury has expressed concern that US holders of depositary receipts (such as holders of ADRs representing our ADSs) may be claiming foreign tax credits in situations where an intermediary in the chain of ownership between such holders and the issuer of the security underlying the depositary receipts, or a party to whom depositary receipts or deposited shares are delivered by the depositary prior to the receipt by the depositary of the corresponding securities, has taken actions inconsistent with the ownership of the underlying security by the person claiming the credit, such as a disposition of such security. Such actions may also be inconsistent with the claiming of the reduced tax rates that may be applicable to certain dividends received by certain non-corporate holders, as described below. Accordingly, (i) the creditability of any UK taxes and (ii) the availability of the reduced tax rates for any dividends received by certain non-corporate US holders, each as described below, could be affected by actions taken by such parties or intermediaries. Generally exchanges of shares for ADRs and ADRs for shares will not be subject to US federal income tax or to UK tax other than stamp duty or stamp duty reserve tax.

Taxation of dividends
UK taxation
Under current UK law, there is no requirement to withhold tax from the dividends that we pay. Shareholders who are within the scope of UK corporation tax will be subject to corporation tax on the dividends we pay unless the dividends fall within an exempt class and certain other conditions are met. It is expected that the dividends we pay would generally be exempt.

Individual shareholders in the Company who are resident in the UK will be subject to income tax on the dividends we pay. Dividends will be taxable in the UK at the dividend rates applicable where the income received is above the dividend allowance (£1,000 in this tax year, falling to £500 from 6 April 2024) which is taxed at a nil rate. Dividend income is treated as the highest part of an individual shareholder's income and the dividend allowance will count towards the basic or higher rate limits (as applicable), which may affect the rate of tax due on any dividend income in excess of the allowance.

US federal income taxation
Subject to the passive foreign investment company ('PFIC') rules described below, a US holder is subject to US federal income taxation on the gross amount of any dividend we pay out of our current or accumulated earnings and profits (as determined for US federal income tax purposes). Distributions in excess of current and accumulated earnings and profits will be treated as a non-taxable return of capital to the extent of the US holder's basis in the shares or ADSs and thereafter as capital gain.

However, the Company does not maintain calculations of its earnings and profits in accordance with US federal income tax accounting principles. US holders should, therefore, assume that any distribution by the Company with respect to shares will be reported as ordinary dividend income. Dividends paid to a non-corporate US holder will be taxable to the holder at the reduced rate normally applicable to long-term capital gains provided that certain requirements are met.

Dividends must be included in income when the US holder, in the case of shares, or the depositary, in the case of ADSs, actually or constructively receives the dividend and will not be eligible for the dividends-received deduction generally allowed to US corporations in respect of dividends received from other US corporations.

The amount of the dividend distribution to be included in income will be the US dollar value of the pound sterling or euro payments made determined at the spot pound sterling/US dollar rate or the spot euro/US dollar rate, as applicable, on the date the dividends are received by the US holder, in the case of shares, or the depositary, in the case of ADSs, regardless of whether the payment is in fact converted into US dollars at that time. If dividends received in pounds sterling or euros are converted into US dollars on the day they are received, the US holder generally will not be required to recognise any foreign currency gain or loss in respect of the dividend income.

Where UK tax is payable on any dividends received, a US holder may be entitled, subject to certain limitations, to a foreign tax credit in respect of such taxes.

Shareholder information (continued)

Unaudited information

Taxation of capital gains
UK taxation

A US holder that is not resident in the UK will generally not be liable for UK tax in respect of any capital gain realised on a disposal of our shares or ADSs.

However, a US holder may be liable for both UK and US tax in respect of a gain on the disposal of our shares or ADSs if the US holder:

– is a citizen of the United States and is resident in the UK;

– is an individual who realises such a gain during a period of 'temporary non-residence' (broadly, where the individual becomes resident in the UK, having ceased to be so resident for a period of five years or less, and was resident in the UK for at least four out of the seven tax years immediately preceding the year of departure from the UK);

– is a US domestic corporation resident in the UK by reason of being centrally managed and controlled in the UK; or

– is a citizen or a resident of the United States, or a US domestic corporation, that has used, held or acquired the shares or ADSs in connection with a branch, agency or permanent establishment in the UK through which it carries on a trade, profession or vocation in the UK.

In such circumstances, relief from double taxation may be available under the treaty. Holders who may fall within one of the above categories should consult their professional advisers.

US federal income taxation

Subject to the PFIC rules described below, a US holder that sells or otherwise disposes of our shares or ADSs generally will recognise a capital gain or loss for US federal income tax purposes equal to the difference, if any, between the US dollar value of the amount realised and the holder's adjusted tax basis, determined in US dollars, in the shares or ADSs. This capital gain or loss will be a long-term capital gain or loss if the US holder's holding period in the shares or ADSs exceeds one year.

The gain or loss will generally be income or loss from sources within the US for foreign tax credit limitation purposes. The deductibility of losses is subject to limitations.

Additional tax considerations
UK inheritance tax

An individual who is domiciled in the United States (for the purposes of the Estate Tax Convention) and is not a UK national will not be subject to UK inheritance tax in respect of our shares or ADSs on the individual's death or on a transfer of the shares or ADSs during the individual's lifetime, provided that any applicable US federal gift or estate tax is paid, unless the shares or ADSs are part of the business property of a UK permanent establishment or pertain to a UK fixed base used for the performance of independent personal services. Where the shares or ADSs have been placed in trust by a settlor they may be subject to UK inheritance tax unless, when the trust was created, the settlor was domiciled in the United States and was not a UK national. Where the shares or ADSs are subject to both UK inheritance tax and to US federal gift or estate tax, the Estate Tax Convention generally provides a credit against US federal tax liabilities for UK inheritance tax paid. The above description does not take into account any change in law or practice that may arise from proposed changes announced by the UK government on 6 March 2024 to the taxation of non-UK domiciled individuals, and specific professional advice should be sought on this matter if relevant.

UK stamp duty and stamp duty reserve tax

Stamp duty will, subject to certain exceptions, be payable on any instrument transferring our shares to the custodian of the depositary at the rate of 1.5% on the amount or value of the consideration if on sale or on the value of such shares if not on sale. Stamp duty reserve tax ('SDRT'), at the rate of 1.5% of the amount or value of the

consideration or the value of the shares, could also be payable in these circumstances but no SDRT will be payable if stamp duty equal to such SDRT liability is paid. However, such transfers will not attract stamp duty or SDRT where they satisfy the conditions of an exemption, including exemptions which can apply to certain capital raising or qualifying listing arrangements. Specific professional advice should be sought before paying a 1.5% SDRT or stamp duty charge in any circumstances.

No stamp duty should, in practice, be required to be paid on any transfer of our ADSs provided that the ADSs and any separate instrument of transfer are executed and retained at all times outside the UK.

A transfer of our shares in registered form will attract ad valorem stamp duty, generally at the rate of 0.5% of the purchase price of the shares. There is no charge to ad valorem stamp duty on gifts.

SDRT is generally payable on an unconditional agreement to transfer our shares in registered form at 0.5% of the amount or value of the consideration for the transfer, but if, within six years of the date of the agreement, an instrument transferring the shares is executed and stamped, any SDRT that has been paid would be repayable or, if the SDRT has not been paid, the liability to pay the tax (but not necessarily interest and penalties) would be cancelled. However, an agreement to transfer our ADSs will not give rise to SDRT.

PFIC rules

We do not believe that our shares or ADSs will be stock of a PFIC for US federal income tax purposes for our current taxable year or the foreseeable future. This conclusion is a factual determination that is made annually and thus is subject to change. If we are a PFIC, US holders of shares would be required (i) to pay a special US addition to tax on certain distributions and (ii) any gain realised on the sale or other disposition of the shares or ADSs would in general not be treated as a capital gain unless a US holder elects to be taxed annually on a mark-to-market basis with respect to the shares or ADSs.

Otherwise a US holder would be treated as if he or she has realised such gain and certain 'excess distributions' rateably over the holding period for the shares or ADSs and would be taxed at the highest tax rate in effect for each such year to which the gain was allocated. An interest charge in respect of the tax attributable to each such preceding year beginning with the first such year in which our shares or ADSs were treated as stock in a PFIC would also apply. In addition, dividends received from us would not be eligible for the reduced rate of tax described above under 'Taxation of dividends – US federal income taxation'.

Back-up withholding and information reporting

Payments of dividends and other proceeds to a US holder with respect to shares or ADSs, by a US paying agent or other US intermediary, will be reported to the Internal Revenue Service and to the US holder as may be required under applicable regulations. Back-up withholding may apply to these payments if the US holder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements.

Certain US holders are not subject to back-up withholding. US holders should consult their tax advisers about these rules and any other reporting obligations that may apply to the ownership or disposition of shares or ADSs, including requirements related to the holding of certain foreign financial assets.

History and development

Unaudited information

The Company was incorporated under English law in 1984 as Racal Strategic Radio Limited (registered number 1833679). After various name changes, 20% of Racal Telecom Plc share capital was offered to the public in October 1988. The Company was fully demerged from Racal Electronics Plc and became an independent company in September 1991 at which time it changed its name to Vodafone Group Plc. Since then we have entered into various transactions which impacted the development of the Group. The most significant in the year ended 31 March 2024 are summarised below.

– On 29 March 2023, the Vodafone Group announced the initiation of procedures for a statutory merger and squeeze-out of minority shareholders in Kabel Deutschland Holding AG ('KDG'). This is procedure is now complete and Vodafone Group own 100% of KDG.

– On 14 June 2023 Vodafone Group and CK Hutchison Group Telecom Holdings Limited ("CKHGT"), a wholly owned subsidiary of CK Hutchison Holdings Limited, entered into binding agreements in relation to a combination of their UK telecommunication businesses, respectively Vodafone UK and Three UK (the "Transaction"). Vodafone will own 51% of the combined business ("MergeCo") and CKHGT 49%. Vodafone UK will be contributed with £4.3 billion and Three UK with £1.7 billion, subject to customary completion adjustments. MergeCo's aggregate consolidated free cash flow will be distributed to the shareholders at least on an annual basis, subject to a target aggregate consolidated net financial debt of 2.5x MergeCo's 12 month rolling Adjusted EBITDAaL.

– On 18 July 2023 further to the announcement of a co-control partnership for Vantage Towers on 9 November 2022, Vodafone Group announced that, based on commitments secured by the consortium of long-term infrastructure investors led by Global Infrastructure Partners and KKR (together the "Consortium"), Vodafone will receive further proceeds of €500 million, taking total net proceeds to €5.4 billion and the Consortium's ownership in Oak Holdings GmbH ("Oak Holdings") to 40%. Vodafone agreed with the Consortium a further 6 month window to acquire additional shares in Oak Holdings at the same price, up to a maximum of 50% ownership, by the end of 2023. Vodafone's 12 month option to pursue a sell-down to a 50% ownership stake in Oak Holdings outside of lock-up provisions and other restrictions will now commence on 1 January 2024.

– On 31 October 2023 Vodafone Group announced that it entered into a binding agreement with Zegona Communications plc ("Zegona") in relation to the sale of 100% of Vodafone Holdings Europe, S.L.U. ("Vodafone Spain") (the "Transaction"). On completion, Vodafone's consideration will comprise at least €4.1 billion in cash and up to €0.9 billion in the form of Redeemable Preference Shares which redeem, for an amount comprising the subscription price and accrued preferential dividend, no later than 6 years after closing. Vodafone and Zegona have entered into an agreement whereby Vodafone will provide certain services to Vodafone Spain for a total annual service charge of c.€110 million.

– On 15 March 2024 Vodafone Group announced a binding agreement to sell 100% of its Italian operations ("Vodafone Italy") to Swisscom AG ("Swisscom") (the "Transaction"). As part of the Transaction, Vodafone and Swisscom have agreed that Vodafone will continue to provide certain services (the "Group Services") to Swisscom for up to 5 years. The annual charge for the Group Services to be paid by Swisscom to Vodafone for the first year after completion is estimated at approximately €350 million, of which approximately €176 million reflect charges currently reported below Vodafone Italy's segmental Adjusted EBITDAaL.

 **Click here to view a simplified holding structure for the Vodafone Group: investors.vodafone.com/ VodafoneGroupHoldingStructure**

 **Read more in our financial statements, note 12 'Investments in associate and joint arrangements'**

Regulation

Unaudited information

Introduction

Our operating companies are generally subject to regulation governing their business activities. Such regulation typically takes the form of industry-specific law and regulation covering telecommunications services and general competition (anti-trust) law applicable to all activities. The following section describes the regulatory frameworks and the key regulatory developments at national and regional levels and in the European Union ('EU'), in which we had significant interests during the period ended 31 March 2024. Many of the regulatory developments reported in the following section involve ongoing proceedings or consideration of potential proceedings that have not reached a conclusion. Accordingly, we are unable to attach a specific level of financial risk to our performance from such matters.

EU

In November 2023, the EU adopted a regulation laying down harmonised rules on fair access to and fair use of data (the 'Data Act'). The Regulation applies to manufacturers of connected devices, data holders, recipients, and providers of data processing services (cloud service providers) who will be subject to new requirements to support switching and interoperability.

The Digital Markets Act ('DMA') was published in the official EU Journal in November 2022 and implementation and enforcement are underway. Providers of online platforms who pass the quantitative thresholds to be designated as 'gatekeepers' (annual turnover of €7.5 billion within the EU or a worldwide market valuation of €75 billion, plus 45 million monthly active end-users and 10,000 business users) will be subject to ex-ante regulatory obligations under the DMA. As of February 2024, six companies have been designated as digital gatekeepers across 20 Core Platform Services (CPS). The Digital Markets Act became fully enforceable on 7th March 2024, with the six companies designated as Digital Gatekeepers taking steps to comply with the regulation and evidencing this in the form of a report to be audited by the European Commission ('EC').

The European Commission has already launched investigations into three Gatekeepers for possible non-compliance with their obligations under the law: Apple, Google and Meta. The primary focus of these investigations is on conditions and charges for developers within the Apple and Google app stores, and in particular on the new Core Technology Fee that Apple has announced as part of its DMA compliance. The EC commits to conclude proceedings within 12 months. Companies will receive preliminary findings from the Commission that they can respond to and the opportunity to submit commitments. When the final decision is out, Gatekeepers will have two months to appeal to the EU courts.

The Digital Services Act ('DSA') was also published in the official EU Journal in November 2022. Online platforms, who have new obligations under the DSA, will be required to report their numbers of active users to the EC, to inform the designation of Very Large Online Platforms ('VLOPs') who will be subject to additional risk assessment and platform design obligations. As of August 2023, several companies have been designated as VLOPs and are now subject to regular auditing and regulatory requirements on platform design, risk assessment and mitigation. Smaller online platforms and other intermediaries became subject to new and updated rules on content moderation and due diligence from 17 February 2024.

On 24 April 2023, the EU-Ukraine Association Committee in Trade Configuration adopted a decision to apply EU Roam-Like-at-Home, intra-EU communication provisions and EU fixed termination rates (FTR) and mobile termination rates (MTR) between the EU and Ukraine. The time frame for transposition by Ukraine is one year after entry into force of this decision. The EC will then assess the transposition and in a further step grant internal market treatment

Regulation (continued)

before the provisions become applicable. On 6 October 2023, the EU-Moldova Association Committee in Trade Configuration adopted a decision to apply EU Roam-Like-at-Home, intra-EU communication provisions and EU fixed and mobile termination rates between the EU and Moldova. The time frame for transposition by Moldova is one year for intra-EU communications and two years for roaming and MTR/FTR after entry into force of this decision. The EC will then assess the transposition and in a further step grant internal market treatment before the provisions become applicable.

On 15 January 2024, the EC published a Staff Working Document on the findings of the 2023 review of the rules on EU-Roaming fair use policies. The Roaming Regulation (EU) 2022/612 requires the EC to periodically review the rules on (i) the application of fair use policy and (ii) the methodology for assessing the sustainability of the abolition of retail roaming surcharges. In its 2023 review, the EC concluded that the current safeguards are working and remain unchanged.

On 15 September 2022, the EC adopted its draft Cyber Resilience Act ('CRA'), introducing horizontal cybersecurity requirements for products with digital elements and associated services that are placed on the European single market. Products in scope will be subject to conformity assessment. Highly critical products will be subject to European cybersecurity certification schemes. The EC's draft CRA has entered the co-legislative process which is likely to be completed in Q2/2024 and apply 18 months to three years thereafter. In December 2023, negotiators finalised the text of the EU Artificial Intelligence Act ('AI Act'), the world's first comprehensive, horizontal regulation for AI systems. The final text confirms the risk-based approach, where AI systems surpassing a certain risk threshold are either prohibited outright, or subject to proportionate regulatory obligations. The final text also includes a compromise on General Purpose AI systems, whereby all providers of these foundational technologies are subject to some baseline regulatory requirements (transparency, record keeping and compliance with Copyright law) and systems that are deemed to be high impact (based on an evaluation of compute power) subject to additional risk mitigation rules.

The Gigabit Infrastructure Act ('GIA') (which revises the 2014 Broadband Cost Reduction Directive ('BCRD') is in its last stages before adoption. The GIA aims to reduce the cost of deploying gigabit electronic communication networks. While some of the proposed measures were watered down in the legislative process, welcomed proposals include the right to submit applications for all permits (or renewals) and rights of way in electronic format via a 'Single Information Point', permit fees not exceeding administrative costs, permit exemptions to civil engineering works, conditional tacit approval on permits and access to rooftops. The European Parliament proposed a ban on intra-EU communications retail surcharges which is unrelated to the GIA proposal, and this could have material impact on telecommunications operators. The legislators agreed to prolong the current caps until 1 January 2029. Abolition of surcharges from then onwards is conditional on (i) an EC review/impact assessment by 2027 and (ii) an EC implementing act on fair use provisions by 2028. Otherwise, the caps will expire in 2032. The GIA determines that telecommunications operators may voluntarily apply 'call-like-at-home' charging from 1 Jan 2025 subject to fair use policy.

The EC & European Parliament adopted the GIA on 29 April 2024. This will replace the 2014 BCRD. The new law aims to simplify and accelerate the roll-out of high-speed networks, such as fibre and 5G, with a view to achieving Europe's connectivity objectives and targets set out in the digital compass for this decade.

The new regulation also aims to lower the unnecessarily high costs of the deployment of high-capacity networks partially caused by permit-granting procedures. The latter will be simplified through a

mandatory conciliation mechanism between public sector bodies and telecommunication operators. In addition, given that the present retail price cap for regulated intra-EU communications will expire on 14 May 2024, the current caps of 19 eurocents per minute for calls and 6 eurocents per SMS message are extended until 30 June 2032 to ensure protection, especially for vulnerable consumers.

The text will be published in the EU's Official Journal and enter into force before the end of May. The new law will apply 18 months after its entry into force with some specific provisions applying at a later stage.

The EC adopted a recommendation on the promotion of Gigabit Connectivity which seeks to provide guidance to National Regulatory Authorities on the conditions of access to the telecommunications networks of operators with significant market power 'SMP'. This instrument replaces the 2010 Next Generation Access Recommendation and the 2013 Non-discrimination and Costing Methodologies Recommendation. BEREC had adopted an opinion on the draft and had raised several issues, including the lack of alignment with the European Electronic Communications Code. It had specifically mentioned, for example, that there is a lack of sources or impact analysis clearly demonstrating that deregulating SMP Operators (e.g. removing remedies such as price regulation, allowing for an increase in copper access prices) speeds up very high capacity networks deployment/take-up. The EC took the BEREC Opinion into account, yet no substantial modifications were made. The EC also adopted, in February 2024, a digital connectivity package aimed at fostering innovation, security and resilience of digital infrastructures. The package includes two components; a white paper and a recommendation. The white paper entitled"How to master Europe's digital infrastructure needs?" analyses the challenges that Europe faces regarding the rollout of future connectivity networks, and presents possible scenarios to attract investments, foster innovation, increase security, and achieve a true Digital Single Market. The recommndationr elates to the security and resilience of submarine cable infrastructures, focusing on improving submarine cable security and resilience, through better EU coordination of governance and funding. A public consultation on the White Paper scenarios is on-going until 30 June 2024.

Country specific
Germany
Licences for frequency allocations at 800MHz, parts of 1800MHz, and 2600MHz will expire at the end of 2025. Vodafone Germany currently holds allocations at 800MHz and 2600MHz. BNetzA is currently assessing its options on how to proceed on the reallocation of this spectrum. It may either re-auction the spectrum, or prolong the existing licences, or a combination of these. BNetzA is expected to make a final decision on next steps in Q2/2024.

In 2019, Vodafone acquired spectrum at 2.1GHz and 3.6GHz. The spectrum allocation includes coverage obligations which, depending on the specifics of the obligation, have to be fulfilled by end of either 2022 or 2024. All mobile network operators have reported on time on the status of obligation fulfilment for the 2022 obligations, including given judicial or factual circumstances hindering fulfilment. BNetzA has assessed the reports, including Vodafone's, and informed Vodafone about the results at the end of September 2023. Currently, BNetzA is conducting an official hearing with Vodafone on possible fines for a minor number of cases of non-fulfilment. BNetzA is expected to issue a final decision on potential fines after completion of the hearing in Q2/2024.

United Kingdom
In December 2023 Ofcom published proposals to restrict mid-contract price rises to absolute values, rather than inflation linked values. Ofcom expects the changes to be introduced later in 2024. Ofcom believes the move to absolute value amounts will aid transparency and allow consumers to make more informed purchasing decisions.

The UK industry continues to work towards the introduction of a new One-Touch Switching process. The introduction of the industry wide process has been delayed, with some providers not ready. We have carried out the necessary work and are ready to participate whenever the process is launched (anticipated to be later in 2024). We continue to co-operate with industry partners and Ofcom over the future launch of the new process.

Vodacom: South Africa ('SA')
The NRA ('ICASA') has concluded a Review of the Pro-competitive Conditions imposed on relevant licensees in terms of the Call Termination Regulations and published its Findings document on 28 March 2022. ICASA gave notice on 26 May 2023 of its intention to proceed with the cost modelling phase with the aim to implement revised voice call termination rates. Information requests were issued to all Licensees after initial workshop held on 31 May 2023. During August 2023 ICASA finalised its consultation on costs standard and determined that pure long run incremental cost standard to be used. On 22 March 2024, ICASA published a draft amended to the Call Termination Regulations for comment. The rates proposed for mobile voice call termination, which are currently ZAR 9 cents for large operators, will reduce to 7 cents from 01 July 2024, and 4 cents from 01 July 2025. For small operators, the rates proposed, which are currently 13 cents, will reduce to 9 cents from 01 July 2024, and 4 cents from 01 July 2025. The rates proposed for fixed voice call termination, which are currently 6 cents, will reduce to 4 cents from 01 July 2024, and 1 cent from 01 July 2025.

On 23 June 2023, the Department of Communication and Digital Technology ('DCDT') published proposed amendments to the Electronic Communications Act ('Bill') for comment. Vodacom SA has submitted written comments on the Bill on 31 August 2023. The adoption of the Bill in its current format could lead to significant disruption of the local market, and specifically on Vodacom SA. The DCDT indicated that it will wait until the next Parliament has been elected (general election date 29 May 2024) before continuing with the process of amending the Electronic Communications Act.

On 29 February 2024, NRA published draft amendments to the End-user and Subscriber Service Charter ('EUSSC') Regulations 2016, relating to bundle usage sequencing & roll-over, and the transfer of bundles (or portions thereof) of voice minutes, SMS and data bundles, for comment. The deadline for written comments is 15 April 2024.

Other Europe: Ireland; Portugal; Romania; Greece; Czech Republic; Albania

Spectrum
In Portugal, Vodafone Portugal continues to appeal against certain aspects of the auction conditions for the 5G auction, which concluded in November 2021, claiming the conditions between new entrants and mobile network operators were discriminatory. Legal proceedings are still ongoing, with no expected date of conclusion, and the rights of use remain in place.

In Albania, the NRA (AKEP) started preliminary discussions with the operators on their interest in the 5G bands up for auction in November 2023 and published the official Public Consultation mid-January 2024 for the band 3.4GHz -3.8GHz only. The law frequency 700MHz is still being utilised by the media operators. The regulator expects comments and proposals on the document with regards to the quantity of spectrum to be auctioned, price for 1MHz, coverage

obligations, size of blocks etc, by April 2024. Vodafone Albania has already submitted its comments to the NRA for the 3.4GHz -3.8GHz aiming to get usage rights for 100MHz of bandwitch allocation within this band.

Concerns over electromagnetic field ('EMF') triggered a residents' petition in Greece for the annulment of the 5G Auction Tender document. Despite the auction process completing in December 2020 and the assigned spectrum already being in use by Vodafone Greece, the petition against the Tender document was heard in January 2022, and a decision by the Council of State is pending, estimated to conclude in 2024. In the case that the petition is accepted, the assignment of 5G spectrum rights will be declared invalid.

In July 2023, Greek NRA (EETT) informed mobile network operators ('MNO's) on the results of on-site audits which took place from October 2021 to March 2023 and indicated perceived breaches in Microwave links emission. In this context, EETT called MNOs to submit their views. Vodafone Greece replied to NRA's letter and restored licensing status where relevant. Following this procedure, in January 2024, EETT called MNOs to a Hearing via written memorandum. Vodafone Greece submitted its memorandum and additional supporting documentation on 19 February 2024. Decision is expected to conclude in 2024.

Universal Service Obligations ('USO') and Consumer Support Measures
Vodafone Greece has four active appeals against the NRA ('EETT'). The appeals are in relation to charges amounting to around €16.75 million. Of this, €9.0 million is in relation to the provision of universal services by operator Hellenic Telecommunications Organisation (OTE) for the period of 2010 through to 2011. Vodafone Greece has appealed these costs, with the hearings due in April 2024 for 2010 and 2011. The remaining €7.75 million has been imposed on Vodafone Greece due to a decision of EETT on the universal service obligation USO net costs for the period of 2012 to 2016. Vodafone Greece also appealed these costs.

The appeal has been referred to the Administrative Court of Appeal, with the hearing due in November 2024. In addition, the Universal Service Net Cost Allocation Decision for the years 2017 to 2019 was issued in October 2023, with the Vodafone share (incl. CYTA) being calculated at €2.2 million. Vodafone Greece appealed these costs before the Administrative Court of Appeal in April 2024.

Similarly, Vodafone Portugal continues to challenge payment notices totalling €34.8 million issued by ANACOM regarding 2012 to 2014 extraordinary compensation of USO costs.

Access
In Czech Republic, in December 2023 Vodafone announced that it agreed with SAZKA a.s. to acquire the mobile virtual network operator (MVNO) SAZKAmobil. The transaction was cleared by the competition authority and was completed on 1 April 2024.

In Albania the NRA launched a Public Consultation on Mobile termination rates aiming to reduce National MTRs from 1.11 lek/minute with a target to 0.75 lek/minute with a 2 year glidepath. The consultation has been finalised and NRA has issued the relevant decisions defining the glidepath for national MTRs. International MTRs remain deregulated.

Other Africa and Middle East: Democratic Republic of the Congo (DRC); Tanzania; Mozambique; Lesotho; Turkey; Egypt.

Devices and registration
In Tanzania, the Communications Regulator ('TCRA') issued regulations that introduce a biometric registration requirement for SIMs and restrict the number of SIMs a customer may own. The TCRA

Regulation (continued)

required the disconnection of unverified SIMs in this category by 13 February 2023. The TCRA conducted inspections and subsequently following an inspection on 04 January 2024, the TCRA issued a compliance order against Vodacom Tanzania for failure to adhere to the regulations by allowing multiple SIM card registrations exceeding the allowed limits. Vodacom Tanzania made submissions to the TCRA and attended a hearing in this regard. The TCRA issued its final decision issuing a penalty of TZS 14 million (approx. €5,000).

Similarly, in Lesotho, the Minister of Communication introduced new SIM Registration regulations, which must be complied with by 24 June 2023. The regulations require the operator to enact biometric registration, establish a central database with the Communications Authority ('LCA'), re-register SIMs with a six-month timeframe and enforce penalties of Maloti 5,000 per non-compliant SIM card. On 1 February 2024, Vodacom Lesotho suspended all unregistered SIMs for 3 months (01 Feb- 30 April). Customers will be able to re-activate their numbers during the 90 days period, however, post 30 April 2024 all numbers not re-activated will be terminated.

Spectrum

In Mozambique, the 5G auction consultation proposes a reserve price of $15m per 2x5 of 700MHz, $15m per 2.6GHz and $15m per 3.5GHz. The price for 2.6GHz and 3.5GHz is comparatively excessive against both Vodafone and neighbouring markets benchmarks. The proposed draft auction rules are also against best practice. The Communications Regulator has indicated a willingness to introduce coverage obligations in exchange for marginally reduced pricing, but these are yet to be reflected in the official auction rules. The final auction rules are pending the approval of the cabinet of ministers.

In Egypt, the NRA ('NTRA') intends to initiate issuance of 5G radio frequency spectrum licences; the initial proposal included an indicative reserve price of US$450 million and successful bidders are expected to incur US$450 million in 5G-related network investment. Subsequently, the NTRA submitted a new proposal for the 5G license terms and conditions at a cost of US$150 million for 15 years with extension to all current licenses without spectrum. Vodafone Egypt did not accept this. On 1 January 2024, Vodafone Egypt received an offer from the NTRA for the 5G license entailing a license fee of USD 173m for a 15 year license terms and renewal of the 2G/3G/4G licenses until 2038. This offer was valid until 15 January 2024. The President had also directed that if the offer was not accepted by at least one of the operators, the NTRA will be required to issue new offer entailing USD 150m and renewal of existing licenses. On 15 January 2024, Vodafone Egypt rejected the offer, however, the government owned Telecom Egypt accepted the offer and announced its acquisition of a 5G license. On this basis, the government is trying to push operators to obtain the 5G license under similar terms and has currently closed off any possibility of further negotiations. For Vodafone Egypt, the proposal is not aligned with its business case.

In Turkey, the NRA issued a Board Decision regarding the Procedure and Principles on 2G license extension, fee, and obligations. Procedures and principles applied to Vodafone Turkey and Turkcell's licenses that expired on 27 April 2023 and TT Mobil's license that will expire in 2026. The extension fee for Vodafone Turkey (900 MHz) is €120 million for a six-year extension until 30 April 2029 (excluding 18% VAT). Vodafone Turkey paid the extension fee in advance with a capital injection and signed the extension agreement effective as of 27 April 2023. Therefore, the 2G license was extended until 30 April 2029.

Regulatory and legal disputes and fines

In the DRC, Vodacom DRC is in ongoing negotiations with the NRA ('ARPTC') in relation to new regulatory fees that were first introduced in March 2022. On 22 October 2022, the MNOs (including Vodacom DRC), Minister of Communications and ARPTC reached an agreement and signed a MoU on the new regulatory fees, setting out revised fees

and modality of payment. The MoU also provides for resolution of any pending fines and legal actions in this regard. Execution of each party's obligations under the MoU is ongoing.

In Tanzania, the TCRA found that Vodacom Tanzania had failed to comply with regulatory Quality of Service (QoS) targets in May 2023, mostly in the Zanzibar region, and has ordered Vodacom Tanzania to implement network improvements, with threat of fines if it fails to comply. Vodacom Tanzania completed implementation of five sites to address this matter in July 2023 and continues to ensure more improvement on optimisation is done to ensure coverage is maintained. Vodacom plans to roll out 30 additional sites in the Zanzibar in June 2024.

In Lesotho, the NRA ('LCA') has found Vodacom Lesotho in contravention of rule 6(a)(i) of the Quality of Service Rules, 2023 for the four hours network outages experienced on 16 June 2023. The LCA issued a fine of Maloti 1.0 million, but suspended execution of the fine for a period of 12 months, on condition that Vodacom Lesotho does not commit a similar contravention within that period. A recent network outage experienced in February 2024 by Vodacom was due to a fiber cut resulting from ongoing municipal construction work. Vodacom has reported the root cause of the outage to the LCA.

Networks and access

In Turkey, Türk Telekom's reference offer regarding fibre access was approved by the NRA in June 2023, three years after the market analysis obligating fibre access. As expected, due to macroeconomic conditions, port and transmission prices have been increased by 70% effective as of 1 July 2023 within the offer, as well as an increase on the one-time fees. Vodafone Turkey continuously engages with relevant stakeholders and considers all remedies to ensure better access conditions are provided. We are also planning to conduct a workshop with BTK as a part of their continuing engagements to convey their key asks regarding fixed access competition, access and deployment issues. At the same time, Vodafone Turkey has taken the decision to court, and the legal proceedings are ongoing.

In Tanzania, the NRA ('TCRA') completed the market review study to update the Interconnection Rates Determination No.5/2017 to determine mobile termination rates that expired in December 2022. On 14 July 2023, the TCRA published a notice setting a new glidepath for MTRs for the next four years to 2027, to be applied retrospectively from 1 January 2023. The new glidepath is as follows: TZS 1.86 for 2023; TZS 1.76 for 2024; TZS 1.68 for 2025; TZS 1.60 for 2026; and TZS 1.52 for 2027. The glide-path represents an average decline of 5% per annum up to 2028.

In Egypt, Vodafone Egypt is in the process of shutting down 3G technology by end of 2026. The NRA ('NTRA') will define an industry 3G shutdown roadmap in line with Vodafone Egypt's own roadmap.

Mobile termination rates ('MTRs')[1]

Country by Region	2020	2021	2022	2023	2024
Europe					
Germany (Eurocents)	0.90	0.78	0.55	0.40	0.20
Italy (Eurocents)	0.76	0.67	0.55	0.40	0.20
UK (Great British Pound pence)	0.48	0.47	0.38	0.39	0.44
Spain (Eurocents)	0.64	0.64	0.55	0.40	0.20
Ireland (Eurocents)	0.55	0.43	0.43	0.40	0.20
Portugal (Eurocents)	0.39	0.36	0.36	0.36	0.20
Romania (Eurocents)	0.76	0.76	0.55	0.40	0.20
Greece (Eurocents)	0.62	0.62	0.55	0.40	0.20
Czech Republic (Czech Koruna)	0.25	0.25	0.14	0.10	0.05
Albania (Albanian Lek)	1.11	1.11	1.11	1.11	1.11
Africa					
Vodacom: South Africa (South African Rand)	0.10	0.09	0.09	0.09	0.09
Vodacom: Democratic Republic of Congo (U.S. Dollar)	2.00	2.00	2.00	1.50	1.50
Lesotho (Lesotho Loti)	0.12	0.09	0.09	0.09	0.09
Mozambique (Mozambican Metical)	0.37	0.31	0.25	0.18	0.12
Tanzania (Tanzanian Shillings)	5.20	2.60	2.00	1.86	1.78
Turkey (Turkish Lira)	0.03	0.03	0.02	0.02	0.02
Egypt (Egyptian Piastres)	11.00	11.00	11.00	11.00	11.00
Ethiopia (Ethiopian Birr)	-	-	-	-	0.31
Kenya (Kenya Shilling)	0.99	0.99	0.99	0.58	0.41

Note:
1. All MTRs are based on end of financial year values.

Regulation (continued)

Unaudited information

Overview of spectrum licences at 31 March 2024

	700MHz	800MHz	900MHz	1400/1500Mhz	1800MHz	2.1GHz	2.3 GHz	2.6GHz	3.5GHz
	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)	Quantity[1] (Expiry Date)
Germany	2x10 (2033)	2x10 (2025)	2x10(2033)	20 (2033)	2x25 (2033)	2x15[2] (2040)	n/a	2x20+25 (2025)	90 (2040)
						2x5[2,3] (2025)			
Italy[17]	2x10 (2037)	2x10(2029)	2x10 (2029)	20 (2029)	2x15 (2029)	2x15 (2029)	n/a	2x15 (2029)	80 (2037)
					2x5[3] (2029)				
UK[4]	n/a	2x10 (2033)	2x17.4	20	2x5.8	2x14.8	n/a	2x20+25 (2033)	50 (2038)
									40 (2041)[3,5]
Spain[17]	2X10 (2061)[6]	2x10 (2031)	2x10 (2028)	n/a	2x20 (2030)	2x15+5 (2030)	n/a	2x20+20 (2030)	90 (2038)
Ireland	2X10 (2042)	2x10 (2030)	2x10 (2030)	n/a	2x25 (2030)	2X20 (2042)	n/a	2x35 + 30 (2042)	105[7] (2032)
Portugal	2X10 (2041)	2x10 (2027)	2x5 (2033)	n/a	2x6 (2033)	2x20 (2033)	n/a	2x20+25 (2027)	90 MHz (2041)
			2x5[3] (2027)		2x14[3] (2027)				
Romania	2X5 MHz (2047)	2x10 (2029)	2x10 (2029)	n/a	2x30 (2029)	2x15 (2031)	n/a	n/a	100 (2047)[3,8]
Greece[17]	2x10 (2036)	2x10 (2030)	2x15 (2027)	n/a	2x10 (2026)	2x20 (2036)	n/a	2x20+20 (2030)	140 (2036)
					2x15[3] (2035)				
Czech Republic	2x10 (2036)	2x10 (2029)	2x10 (2029)	n/a	2x27 (2029)	2x20 (2041)[9]	n/a	2x20 (2029)	100 (2032)[10]
Albania[11]	n/a	2x10 (2034)	2x8 (2031)	n/a	2x7.2(2034)	2x5 (2026)	n/a	2x20+20 (2030)	n/a
			2x1.8[3] (2030)		2x14.4[3] (2030)	2x15+5[3] (2025)		2x20[3] (2031)	
			2x4[3] (2024)		2x9[3] (2031)	2x5[3] (2029)			
					2x9[3] (2024)	2x5[3] (2031)			
South Africa[12]	2x10 (2042)	n/a	2x11[13] (2029)	n/a	2x12	2x15[13]	n/a	80 (2042)	10 (2042)
Democratic Republic of Congo	2x10 (2038)	2x10 (2038)	2x6 (2038)	n/a	2x17.8 (2038)	2x10+15 (2032)	n/a	30 (2038)	2x15+30 (2026)
Lesotho	n/a	2x20[14]	2x22.2[14]	n/a	2x30.2[14]	2x20[14]	n/a	n/a	100[14] (2036)
Mozambique	n/a	2x10 (2039)	2x7.8 (2039)	n/a	2x20 (2039)	2x15+5 (2039)	n/a	n/a	60[15] (2024)
						2x5[3, 15] (2027)			
Tanzania	2x20 (2033)	n/a	2x12.5 (2033)	n/a	2x10 (2033)	2x15 (2033)	70 (2037)	25 (2037)	40 (2031)
Turkey	n/a	2x10 (2029)	2x11 (2029)[16]	n/a	2x10 (2029)	2x15+5 (2029)	n/a	2x15+10 (2029)	n/a
			2x1.4[3] (2029)						
Egypt	n/a	n/a	2x12.5 (2031)	n/a	2x10 (2031)	2x20 (2031)	n/a	40 (2031)	n/a

Notes:
1. **All:** Single (or unpaired) blocks of spectrum are used for asymmetric data (non-voice) use; block quantity has been rounded to the nearest whole number. Most of the radio spectrum in this table is organised as paired spectrum - a block of spectrum in a lower frequency band and an associated block of spectrum in an upper frequency band. Where the radio spectrum is specified in the form "2x10 MHz" it represents 10 MHz in a lower band and 10 MHz in an upper band. Where this is followed by "+25", this idicates it is an unpaired, standalone, spectrum.
2. **Germany:** The allocation of 2.1GHz will change to the following: At present we have 2x15 MHz (2040) and 2x5 (2025); in January 2026 will have 2x20 MHz (2040).
3. **Multiple**: Blocks within the same spectrum band but with different licence expiry dates are separately identified
4. **UK:** All UK spectrum licences are perpetual so any dates given are the ones from which licence fees become payable, and where no date is given this means that licence fees already apply.
5. **UK:** Currently in the transition period of the 3.4-3.8 GHz defragmentation deal with VMO2. Once the transition is completed in 2025, Vodafone will have 90 MHz with an expiry date of 2038.
6. **Spain:** The initial term of the licence is 20 years, with the option to renew the licence for an additional 20 years as long as the licence conditions have been met.
7. **Ireland:** 105MHz in cities, 85MHz in regions.
8. **Romania:** 100 MHz 3.5 GHz licence to start upon expiry of the original 40 MHz licence
9. **Czech Republic:** Early extension to the 2.1 GHz licence achieved in 2022, extending the term of the original licence from 2025 to 2041
10. **Czech Republic: I**ncludes 40 MHz acquired from PODA, with same licence duration as the other 60 MHz
11. **Albania:** As part of the merger remedies from the ONE-ALBtelecom merger, Vodafone acquirde the following spectrum from the merged entity effective May 1st 2023: 2X4.5 MHz of 1800 MHz expiring June 2024; 2X7.2 MHz of 1800 MHz expiring March 2034; 2X5 MHz of 2.1 GHz expiring June 2026; and 2X20 MHz of 2.6 GHz expiring May 2031
12. **South Africa:** Under South Africa's licensing regime, Vodacom has been assigned a network and service operating licence. This operating licence permits Vodacom to be assigned spectrum licences which are valid for the duration of the operating licence, subject to annual renewal through the payment of annual spectrum usage regulatory fees. Vodacom's operating licence will expire in 2029.
13. **South Africa:** South African Regulator has indicated that it has approved Vodacom's 2100MHz license amendment which effectively returns the 2100TDD spectrum.
14. **Lesotho:** Vodacom's Lesotho spectrum licences are attached to a unified services license and renewed annually.
15. **Mozambique:** 3.5GHz spectrum for 5G trial which was extended to 2024. 2x5 of 2.1GHz and 2x5 of 1800MHz have been acquired for 5 years expirying in 2028. A further 2x2MHz of 900MHz was also acquired expiring in line with the overall unified license.
16. **Turkey:** Extension of 2X11 MHz licence up to April 30, 2029 was completed on April 18, 2023. Licence extension Protocol is subject to Council of State's opinion which is pending
17. **Multiple:** We currently hold mmWave 26 GHz licences in Italy, Spain and Greece

Form 20-F cross reference guide

The information in this document that is referenced in the following table will be included in our Annual Report on Form 20-F for 2024 filed with the SEC (the '2024 Form 20-F'). The information in this document will be updated and supplemented at the time of filing with the SEC or later amended if necessary. No other information in this document is included in the 2024 Form 20-F or incorporated by reference into any filings by us under the Securities Act. Please see 'Documents on display' on page 252 for information on how to access the 2024 Form 20-F as filed with the SEC. The 2024 Form 20-F has not been approved or disapproved by the SEC nor has the SEC passed judgement upon the adequacy or accuracy of the 2024 Form 20-F.

Item	Form 20-F caption	Location in this document	Page
1	**Identity of Directors, senior management and advisers**	Not applicable	-
2	**Offer statistics and expected timetable**	Not applicable	-
3	**Key information**		
	3B Capitalisation and indebtedness	Not applicable	-
	3C Reasons for the offer and use of proceeds	Not applicable	-
	3D Risk factors	Principal risk factors and uncertainties	57 to 62
4	**Information on the Company**		
	4A History and development of the Company	History and development	255
		Contact details	Back cover
		Shareholder information: Contact details for Equiniti and EQ Shareholder Services	249
		Shareholder information: Articles of Association and applicable English law	250
		Note 1 'Basis of preparation'	139 to 147
		Note 2 'Revenue disaggregation and segmental analysis'	148 to 151
		Note 7 'Discontinued operations and assets held for sale'	164 to 167
		Note 11 'Property, plant and equipment'	171 to 172
		Note 27 'Acquisitions and disposals'	210 to 211
		Note 28 'Commitments'	212
		Documents on display	252
	4B Business overview	About Vodafone	2
		Operating in a rapidly changing industry	3
		Key performance indicators	6 to 7
		Chair's message	8
		Chief Executive's statement and strategic roadmap	9
		Mega trends	10 to 11
		Our financial performance	21 to 31
		Purpose, sustainability and responsible business	32 to 56
		Note 2 'Revenue disaggregation and segmental analysis'	148 to 151
		Regulation	255 to 258
	4C Organisational structure	Note 31 'Related undertakings'	217 to 225
		Note 12 'Investments in associates and joint arrangements'	173 to 180
		Note 13 'Other investments'	181
	4D Property, plant and equipment	Note 11 'Property, plant and equipment'	171 to 172
4A	**Unresolved staff comments**	None	-
5	**Operating and financial review and prospects**		
	5A Operating results	Our financial performance	21 to 31
		Cyber security	46 to 51
		Note 21 'Borrowings'	190 to 191
		Regulation	255 to 258
	5B Liquidity and capital resources	Our financial performance: Cash flow, capital allocation and funding	29 to 31
		Long-term viability statement	63
		Directors' statement of responsibility: Going concern	124
		Note 19 'Cash and cash equivalents'	186
		Note 21 'Borrowings'	190 to 191
		Note 22 'Capital and financial risk management'	192 to 201
		Note 28 'Commitments'	212
	5C Research and development, patents and licences etc.	Note 10 'Intangible assets'	169 to 170
		Regulation: Overview of spectrum licences	260
	5D Trend information	Key performance indicators	6 to 7
		Mega trends	10 to 11
		Long-term viability statement	63
	5E Critical accounting estimates	Note 1 'Basis of preparation'	139 to 147

Form 20-F cross reference guide (continued)

Item	Form 20-F caption	Location in this document	Page
6	**Directors, senior management and employees**		
	6A Directors and senior management	Our Board	76 to 78
		Our governance structure	74
		Our Executive Committee	79
		Division of responsibilities	75
	6B Compensation	Annual Report on Remuneration: 2024 Remuneration	106 to 118
		Remuneration Policy	100 to 105
		Note 23 'Directors and key management compensation'	202
	6C Board practices	Our Board	76 to 78
		Our governance structure	74
		Division of responsibilities	75
		Board activities and principal decisions	81 to 83
		Nominations and Governance Committee	86 to 88
		Audit and Risk Committee	89 to 94
		Technology Committee	95
		ESG Committee	96 to 97
		Remuneration Committee	98 to 99
		Remuneration policy	100 to 105
		Shareholder information: Articles of Association and applicable English law	250
	6D Employees	Our people strategy	15 to 20
		Note 24 'Employees'	203
	6E Share ownership	Annual Report on Remuneration: 2024 Remuneration	106 to 118
		Remuneration Policy	100 to 105
		All-employee share plans	110
		Note 26 'Shared-based payments'	208 to 209
	6F Disclosure of a registrants action to recover erroneously awarded compensation	Not applicable	-
7	**Major shareholders and related party transactions**		
	7A Major shareholders	Shareholder information: Major shareholders	250
	7B Related party transactions	Annual Report on Remuneration: 2024 Remuneration	106 to 118
		Note 13 'Other investments'	181
		Note 23 'Directors and key management compensation'	202
		Note 29 'Contingent liabilities and legal proceedings'	212 to 216
		Note 30 'Related party transactions'	216
	7C Interests of experts and counsel	Not applicable	-
8	**Financial information**		
	8A Consolidated statements and other financial information	Consolidated financial statements	135 to 226
		Report of independent registered public accounting firm	-
		Note 29 'Contingent liabilities and legal proceedings'	212 to 216
		Dividend rights	251
	8B Significant changes	Not applicable	-
9	**The offer and listing**		
	9A Offer and listing details	Shareholder information	249 to 254
	9B Plan of distribution	Not applicable	-
	9C Markets	Shareholder information: Rights attaching to the Company's shares	251
	9D Selling shareholders	Not applicable	-
	9E Dilution	Not applicable	-
	9F Expenses of the issue	Not applicable	-
10	**Additional information**		
	10A Share capital	Note 17 'Called up share capital'	185
	10B Memorandum and Articles of Association	Shareholder information	249 to 254
		Description of securities registered	-
	10C Material contracts	Shareholder information: Material contracts	252
	10D Exchange controls	Shareholder information: Exchange controls	252
	10E Taxation	Shareholder information: Taxation	252 to 254
	10F Dividends and paying agents	Note 9 'Equity dividends'	168
		Shareholder information	249 to 254
	10G Statements by experts	Not applicable	-
	10H Documents on display	Shareholder information: Documents on display	252
	10I Subsidiary information	Note 31 'Related undertakings'	217 to 225
	10J Annual Report to security holders	Not applicable	-

Item	Form 20-F caption	Location in this document	Page
11	Quantitative and qualitative disclosures about market risk	Note 22 'Capital and financial risk management'	192 to 201
12	Description of securities other than equity securities		
	12A Debt securities	Not applicable	-
	12B Warrants and rights	Not applicable	-
	12C Other securities	Not applicable	-
	12D American depositary shares	Fees payable by ADR holders	-
13	Defaults, dividend arrearages and delinquencies	Not applicable	-
14	Material modifications to the rights of security holders and use of proceeds	Not applicable	-
15	Controls and procedures	Governance	70 to 121
		Directors' statement of responsibility: Controls over financial reporting	124
		Report of independent registered public accounting firm	-
16	Reserved		
	16A Audit Committee financial expert	Board Committees	86 to 99
	16B Code of ethics	Our US listing requirements	119
	16C Principal accountant fees and services	Note 3 'Operating profit'	152
		Board Committees: Audit and Risk Committee: External audit	94
	16D Exemptions from the listing standards for audit committees	Not applicable	-
	16E Purchase of equity securities by the issuer and affiliated purchasers	Share buybacks	31
	16F Change in registrant's certifying accountant	Not applicable	-
	16G Corporate governance	Our US listing requirements	119
	16H Mine safety disclosure	Not applicable	-
	16I Disclosure regarding foreign jurisdictions that prevent inspections	Not applicable	-
	16J Insider trading policies	Index to Exhibits	-
	16K (b) Cybersecurity	Cyber security: Strategy	46 to 47
		Cyber security: Risk management	47 to 48
		Cyber security: Threats and incidents	50 to 51
	16K (c) Cybersecurity	Cyber security: Operating model	48 to 49
17	Financial statements	Consolidated financial statements	135 to 226
18	Financial statements	Consolidated financial statements	135 to 226
		Report of independent registered public accounting firm	-
19	Exhibits	Index to Exhibits	-

Forward-looking statements

This document contains 'forward-looking statements' within the meaning of the US Private Securities Litigation Reform Act of 1995 with respect to the Group's financial condition, results of operations and businesses, and certain of the Group's plans and objectives. In particular, such forward looking statements include, but are not limited to, statements with respect to:

– the Group's portfolio transformation plan;
– expectations regarding the Group's financial condition or results of operations and the guidance for Adjusted EBITDAaL and Adjusted free cash flow for the financial year ending 31 March 2025;
– the announced agreement to combine Vodafone UK and Three UK; the announced agreements to dispose of Vodafone Spain and Vodafone Italy;
– changes to German TV laws and the migration of users to individual TV customer contracts; expectations for the Group's future performance generally; the transaction to purchase Nowo Communications; the Group's strategic partnership with Microsoft;
– climate change, including emissions targets and other ESG goals, commitments, targets and ambitions, climate-related scenarios or pathways and methodologies we use to assess our progress in relation to these;
– the digital transformation of the Group's business customers; the Group's partnership with DCC in the UK; expectations regarding the operating environment and market conditions and trends, including customer usage, competitive position and macroeconomic pressures, price trends and opportunities in specific geographic markets; intentions and expectations regarding the development, launch and expansion of products, services and technologies, either introduced by Vodafone or by Vodafone in conjunction with third parties or by third parties independently;
– expectations regarding the integration or performance of current and future investments, associates, joint ventures, non-controlled interests and newly acquired businesses;
– the impact of regulatory and legal proceedings involving the Group and of scheduled or potential regulatory changes; certain of the Group's plans and objectives, including the Group's strategy.

Forward-looking statements are sometimes but not always identified by their use of a date in the future or such words as 'will', 'may', 'expects', 'believes', 'intends', 'plans', 'further', 'ongoing', 'anticipates', 'could', or 'targets'. By their nature, forward-looking statements are inherently predictive, speculative and involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future There are a number of factors that could cause actual results and developments to differ materially from those expressed or implied by these forward-looking statements. These factors include, but are not limited to the following:

– general economic and political conditions in the jurisdictions in which the Group operates and changes to the associated legal, regulatory and tax environments; increased competition;
– levels of investment in network capacity and the Group's ability to deploy new technologies, products and services, including artificial intelligence;
– the Group's ability to optimise its portfolio in line with its business transformation plan;
– evolving cyber threats to the Group's services and confidential data;
– the Group's ability to embed responses to climate-related risks into business strategy and operations;
– rapid changes to existing products and services and the inability of new products and services to perform in accordance with expectations;
– the ability of the Group to integrate new technologies, products and services with existing networks, technologies, products and services;
– the Group's ability to generate and grow revenue; slower than expected impact of new or existing products, services or technologies on the Group's future revenue, cost structure and capital expenditure outlays; slower than expected customer growth,

reduced customer retention, reductions or changes in customer spending and increased pricing pressure;
– the Group's ability to extend and expand its spectrum resources, to support ongoing growth in customer demand for mobile data services;
– the Group's ability to secure the timely delivery of high-quality products from suppliers; loss of suppliers, disruption of supply chains, shortages and greater than anticipated prices of new mobile handsets;
– changes in the costs to the Group of, or the rates the Group may charge for, terminations and roaming minutes;
– the impact of a failure or significant interruption to the Group's telecommunications, data centres, networks, IT systems or data protection systems;
– the Group's ability to realise expected benefits from acquisitions, partnerships, joint ventures, associates, franchises, brand licences, platform sharing or other arrangements with third parties, including the signed agreement to combine Vodafone's UK business with Three UK and the Group's strategic partnership with Microsoft;
– acquisitions and divestments of Group businesses and assets and the pursuit of new, unexpected strategic opportunities;
– the Group's ability to integrate acquired business or assets; the extent of any future write-downs or impairment charges on the Group's assets, or restructuring charges incurred as a result of an acquisition or disposition;
– developments in the Group's financial condition, earnings and distributable funds and other factors that the Board takes into account in determining the level of dividends;
– the Group's ability to satisfy working capital requirements;
– changes in foreign exchange rates;
– changes in the regulatory framework in which the Group operates;
– the impact of legal or other proceedings against the Group or other companies in the communications industry; and changes in statutory tax rates and profit mix, including the disposals of Vodafone Spain and Vodafone Italy;
– climate change projection risk including, for example, the evolution of climate change and its impacts, changes in the scientific assessment of climate change impacts, transition pathways and future risk exposure and limitations of climate scenario forecasts; amendments to or new ESG reporting standards, models or methodologies;
– changes in ESG data availability and quality which could result in revisions to reported data going forward; and climate scenarios and the models that analyse them have limitations that are sensitive to key assumptions and parameters, which are themselves subject to some uncertainty.

A review of the reasons why actual results and developments may differ materially from the expectations disclosed or implied within forward-looking statements can be found under 'Principal risk factors and uncertainties' on pages 57 to 62 of this document. All subsequent written or oral forward-looking statements attributable to Vodafone or any member of the Vodafone Group or any persons acting on their behalf are expressly qualified in their entirety by the factors referred to above. No assurances can be given that the forward-looking statements in this document will be realised. Subject to compliance with applicable law and regulations, Vodafone does not intend to update these forward-looking statements and does not undertake any obligation to do so.

References in this document to information on websites, including other supporting disclosures located thereon such as videos, our ESG Addendum, our Climate Transition Plan and/or social media sites are included as an aid to their location and such information is not incorporated in, and does not form part of the 2024 Annual Report on Form 20-F.

Ernst & Young LLP has neither examined, compiled, nor performed any procedures with respect to the forward-looking statements. Accordingly, Ernst & Young LLP does not express an opinion or provide any other form of assurance on such information.

Definition of terms

Unaudited information

The definitions of non-GAAP measures are included in the 'Non-GAAP measures' section on pages 235 to 247.

3G	A cellular technology based on wideband code division multiple access delivering voice and faster data services.
4G	4G or long-term evolution ('LTE') technology offers faster data transfer speeds than 3G.
5G	5G is the fifth-generation wireless broadband technology which provides better speeds and coverage than 4G.
ADR	American depositary receipts is a mechanism designed to facilitate trading in shares of non-US companies on the US stock markets. The main purpose is to create an instrument which can easily be settled through US stock market clearing systems.
ADS	American depositary shares are shares evidenced by American depositary receipts. ADSs are issued by a depositary bank and represent one or more shares of a non-US issuer held by the depositary bank. The main purpose of ADSs is to facilitate trading in shares of non-US companies in the US markets and, accordingly, ADRs which evidence ADSs are in a form suitable for holding in US clearing systems.
Africa	Comprises the Vodacom Group (including Vodafone Egypt).
AGM	Annual General Meeting.
Applications ('apps')	Apps are software applications usually designed to run on a smartphone or tablet device and provide a convenient means for the user to perform certain tasks. They cover a wide range of activities including banking, ticket purchasing, travel arrangements, social networking and games. For example, the MyVodafone app lets customers check their bill totals on their smartphone and see the minutes, texts and data allowance remaining.
ARPU	Average revenue per user, defined as customer revenue and incoming revenue divided by average customers.
B2C	Business-to-Consumer refers to the process of selling products and services directly between a business and consumers who are the end-users.
Capital additions	Comprises the purchase of property, plant and equipment and intangible assets, other than licence and spectrum payments and integration capital expenditure.
Churn	Total gross customer disconnections in the period divided by the average total customers in the period.
Cloud services	This means the customer has little or no equipment, data and software at their premises. The capability associated with the service is run from the Vodafone network and data centres instead. This removes the need for customers to make capital investments and instead they have an operating cost model with a recurring monthly fee.
CO_2e	CO_2e, or Carbon dioxide equivalent, is a term for describing different greenhouse gases in a common unit. For any quantity and type of greenhouse gas, CO_2e signifies the amount of CO_2 which would have the equivalent global warming impact.
Common Functions	Comprises central teams and business functions.
Converged customer	A customer who receives fixed and mobile services (also known as unified communications) on a single bill or who receives a discount across both bills.
Depreciation and amortisation	The accounting charge that allocates the cost of tangible or intangible assets, whether owned or leased, to the income statement over its useful life. The measure includes the profit or loss on disposal of property, plant and equipment, software and leased assets.
Eliminations	Refers to the removal of intercompany transactions to derive the consolidated financial statements.
Europe	Comprises the Group's European businesses and the UK.
FCA	Financial Conduct Authority.
Financial services revenue	Financial services revenue includes fees generated from the provision of advanced airtime, overdraft, financing and lending facilities, as well as merchant payments and the sale of insurance products (e.g. device insurance, life insurance and funeral cover).
Fixed service revenue	Service revenue (see overleaf) relating to the provision of fixed line and carrier services.
Fibre to the cabinet ('FTTC')	Involves running fibre optic cables from the telephone exchange or distribution point to the street cabinets which then connect to a standard phone line to provide broadband.
Fibre to the home ('FTTH')	Provides an end-to-end fibre optic connection the full distance from the exchange to the customer's premises.
GAAP	Generally Accepted Accounting Principles.
GSMA	Global System for Mobile Communications Association.
ICT	Information and Communications Technology.
IFRS	International Financial Reporting Standards.
Incoming revenue	Comprises revenue from termination rates for voice and messaging to Vodafone customers.
Integration capital additions	Capital additions incurred in relation to significant changes in the operating model, such as the integration of recently acquired subsidiaries.
Internet of Things ('IoT')	The network of physical objects embedded with electronics, software, sensors, and network connectivity, including built-in mobile SIM cards, that enables these objects to collect data and exchange communications with one another or a database.
LTM	Last twelve months.
Mark-to-market	Mark-to-market or fair value accounting refers to accounting for the value of an asset or liability based on the current market price of the asset or liability.

Definition of terms (continued)

Mbps	Megabits (millions) of bits per second.
MDU	Multi-Dwelling Unit.
Mobile broadband	Mobile broadband allows internet access through a browser or a native application using any portable or mobile device such as smartphone, tablet or laptop connected to a cellular network.
Mobile service revenue	Service revenue (see below) relating to the provision of mobile services.
Mobile termination rate ('MTR')	A per minute charge paid by a telecommunications network operator when a customer makes a call to another mobile or fixed network operator.
Mobile virtual network operator ('MVNO')	Companies that provide mobile phone services under wholesale contracts with a mobile network operator, but do not have their own licence or spectrum or the infrastructure required to operate a network.
MSME	Micro, Small and Medium sized Enterprises.
Next-generation networks ('NGN')	Fibre or cable networks typically providing high-speed broadband.
Net Promoter Score ('NPS')	Net Promoter Score is a customer loyalty metric used to monitor customer satisfaction.
Operating expenses	Comprise primarily sales and distribution costs, network and IT-related expenditure and business support costs.
Other Europe	Other Europe comprises Portugal, Ireland, Greece, Romania, Czech Republic and Albania. The prior period comparative results include Vodafone Hungary which was disposed of in January 2023.
Other revenue	Other revenue principally includes equipment revenue, interest income, income from partner market arrangements and lease revenue, including in respect of the lease out of passive tower infrastructure.
Partner markets	Markets in which the Group has entered into a partner agreement with a local mobile operator enabling a range of Vodafone's global products and services to be marketed in that operator's territory and extending Vodafone's reach into such markets.
Penetration	Number of SIMs in a country as a percentage of the country's population. Penetration can be in excess of 100% due to customers owning more than one SIM.
Petabyte	A petabyte is a measure of data usage. One petabyte is a million gigabytes.
Pps	Percentage points.
RAN	Radio access network is the part of a mobile telecommunications system which provides cellular coverage to mobile phones via a radio interface, managed by thousands of base stations installed on towers and rooftops across the coverage area, and linked to the core nodes through a backhaul infrastructure which can be owned, leased or a mix of both.
Reported growth	Reported growth is based on amounts reported in euros and determined under IFRS.
Restructuring costs	Costs incurred by the Group following the implementation of discrete restructuring plans to improve overall efficiency.
Retail service revenue	Retail service revenue comprises Service revenue excluding Mobile Virtual Network Operator ('MVNO') and Fixed Virtual Network Operator ('FVNO') wholesale revenue.
Return on capital employed ('ROCE')	Return on capital employed reflects how efficiently we are generating profit with the capital we deploy.
Revenue	The total of Service revenue (see below) and Other revenue (see above).
Roaming	Roaming allows customers to make calls, send and receive texts and data on our and other operators' mobile networks, usually while travelling abroad.
SD-WAN	Software-Defined Wide Area Network.
Service revenue	Service revenue is all revenue related to the provision of ongoing services to the Group's consumer and enterprise customers, together with roaming revenue, revenue from incoming and outgoing network usage by non-Vodafone customers and interconnect charges for incoming calls.
SME	Small and Medium sized Enterprises.
SoHo	Small office / Home office.
Spectrum	The radio frequency bands and channels assigned for telecommunication services.
Task Force on Climate-related Financial Disclosures ('TCFD')	TCFD is a global framework for companies and other organisations to develop more effective climate-related financial disclosures through their existing reporting processes.
Vodafone Business	Vodafone Business supports organisations in a digital world. With Vodafone's expertise in connectivity, our leading IoT platform and our global scale, we deliver the results that organisations need to progress and thrive. We support businesses of all sizes and sectors.
Vodafone Procurement Company ('VPC')	VPC is Vodafone's procurement company, leading purchasing and supplier management for Vodafone as a whole. Based in Luxembourg, VPC manages most of Vodafone's spending with suppliers worldwide. VPC supports the needs of Vodafone's operating companies and group functions, and sells procurement services to third parties.
_VOIS	_VOIS (Vodafone Intelligent Solutions) has grown from a single entity service provider to a global purpose-driven company that provides a comprehensive portfolio of services to Vodafone and other telecommunications operators throughout the world.
WACC	Weighted average cost of capital.

Notes

Notes

Our purpose: **Planet**

The paper content of this publication has been certifiably reforested via PrintReleaf – the world's first platform to measure paper consumption and automate reforestation across a global network of reforestation projects.

The cover and text are printed on Revive 100 uncoated, made entirely from de-inked post-consumer waste. This product is Forest Stewardship Council® ('FSC'®) certified and produced using elemental chlorine free ('ECF') bleaching. The manufacturing mill also holds ISO 14001 accreditation for environmental management.





printreleaf
CERTIFIED REFORESTED
BX_7BEB9C992B07

Certificate of Reforestation

Printreleaf hereby certifies that Vodafone has offset the equivalent of 285,577 standard pages of paper consumption by reforesting 34.27 standard trees at the Reforestation Project located in Ireland.

ACCOUNT ID **ACT_B44719E7E15D**
OFFSET ID **BX_7BEB9C992B07**
OFFSET DATE **2024-05-17**
REFORESTATION PROJECT **Ireland**
STANDARD PAGES **285,577**
STANDARD TREES **34.27**

100%
FSC
www.fsc.org
RECYCLED
Paper made from recycled material
FSC® C023480

References to Vodafone are to Vodafone Group Plc and references to Vodafone Group are to Vodafone Group Plc and its subsidiaries unless otherwise stated. Vodafone, the Vodafone Speech Mark Devices, Vodacom and Together We Can are trade marks owned by Vodafone. The Vantage Towers Logo and the VT Monogram Logo are trade marks owned by Vantage Towers AG. Other product and company names mentioned herein may be the trade marks of their respective owners.

This report contains references to Vodafone's website, and other supporting disclosures located thereon such as videos, our ESG Addendum and methodology document, and our cyber security factsheet, amongst others. These references are for readers' convenience only and information included on Vodafone's website is not incorporated in, and does not form part of, this Annual Report or our Annual Report on Form 20-F.

Consultancy and design by Black Sun Global
www.blacksun-global.com

Vodafone Group Plc
Vodafone House
The Connection
Newbury
Berkshire
RG14 2FN
England

Registered in England
No. 1833679

Telephone
+44 (0)1635 33251

vodafone.com

Contact details

Shareholder helpline
Telephone
+44 (0)371 384 2532

Investor Relations
ir@vodafone.co.uk
vodafone.com/investor

Media Relations
vodafone.com/media/contact

Sustainability
vodafone.com/sustainability

Online Annual Report
vodafone.com/ar2024

